As filed with the Securities and Exchange Commission on November 25, 2015

Registration No. 333-[●]

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 FORM S-4
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MONTAGE NEW HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Virginia	1-6383	61-1770422
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew C. Carington

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Philip Richter Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Thomas J. Murphy Eric Orsic McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 372-2000	Barbara Borden J. Kevin Mills Cooley LLP 1299 Pennsylvania Ave. NW Washington, DC 20004 (202) 842-7800	John S. Zieser Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309 (515) 284-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transaction contemplated by the Agreement and Plan of Merger, dated as of September 7, 2015, described in the enclosed Joint Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)     ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)     ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Voting common stock, no par value	204,554,419 (1)(2)	Not Applicable	$ 2,736,810,449 (4)	$ 275,597(5)
Non-voting common stock, no par value	204,554,419 (2)(3)	Not Applicable	$ -	$ -

(1) The number of shares of voting common stock, no par value, of the Registrant (“New Holdco Voting Common Stock”) being registered represents the estimated maximum number of shares of New Holdco Voting Common Stock and shares of the non-voting common stock, no par value, of the Registrant (“New Holdco Non-Voting Common Stock”) to be issuable in connection with the mergers described herein. Each of the shares of New Holdco Non-Voting Common Stock issuable in connection with the mergers will be convertible at the election of the holder into one share of New Holdco Voting Common Stock. As such, this Registration Statement is registering, with respect to the shares of New Holdco Non-Voting Common Stock being issued in the mergers, the shares of New Holdco Voting Common Stock into which such shares of New Holdco Non-Voting Common Stock will be convertible.

(2) The estimated maximum number of shares of New Holdco Voting Common Stock and shares of New Holdco Non-Voting Common Stock to be issued in connection with the mergers is based upon the sum of (i) the product obtained by multiplying (x) 131,118,181, the maximum aggregate number of shares of voting common stock, no par value (“Media General Voting Common Stock”), of Media General, Inc. (“Media General”) and non-voting common stock, no par value (“Media General Non-Voting Common Stock,” and together with the Media General Voting Common Stock, “Media General common stock”), of Media General, estimated to be outstanding immediately prior to the Media General Merger described herein (calculated as the sum of (1) 127,956,984, the number of shares of Media General Voting Common Stock outstanding as of November 20, 2015, plus (2) no shares of Media General Non-Voting Common Stock outstanding as of November 20, 2015, plus (3) 3,161,197, the aggregate number of shares of Media General Voting Common Stock issuable in respect of Media General restricted stock units, deferred share units and options outstanding as of November 20, 2015, by (y) the exchange ratio in the Media General Merger described herein of 1:1; plus (ii) the product obtained by multiplying (x) 48,268,856, the maximum aggregate number of shares of common stock, par value $1.00 per share (“Meredith Common Stock”), of Meredith Corporation (“Meredith”) and Class B common stock, par value $1.00 per share (“Meredith Class B Stock” and with the Meredith Common Stock, “Meredith Common Shares”) of Meredith estimated to be outstanding immediately prior to the effective time of the Meredith Merger described herein (calculated as the sum of (1) 37,703,204, the aggregate number of shares of Meredith Common Stock outstanding as of November 20, 2015, plus (2) 6,940,624, the aggregate number of shares of Meredith Class B Stock outstanding as of November 20, 2015, plus (3) 3,625,028, the sum of the number of shares of Meredith Common Stock issuable in respect of Meredith options, restricted stock units, stock equivalent units and restricted stock awards outstanding as of November 20, 2015, by (y) the exchange ratio in the Meredith Merger of 1.5214:1.

(3) The total number of shares of New Holdco Non-Voting Common Stock being registered represents the estimated maximum number of shares of New Holdco Non-Voting Common Stock and shares of New Holdco Voting Common Stock to be issuable in connection with the mergers calculated as described in Note (2). Each of the shares of New Holdco Voting Common Stock to be issued in connection with the mergers will be convertible at the election of the holder into a share of New Holdco Non-Voting Common Stock on a one-to-one basis. As such, this Registration Statement is registering, with respect to each share of New Holdco Voting Common Stock being issued in the mergers, the shares of New Holdco Non-Voting Common Stock into which such shares of New Holdco Voting Common Stock will be convertible.

(4) Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the sum of (i) the product obtained by multiplying (x) $15.54 (the average of the high and low prices of Media General Voting Common Stock on November 20, 2015) by (y) 131,118,181 shares of Media General common stock (the maximum number of shares of Media General Voting Common Stock and Media General Non-Voting Common Stock estimated to be outstanding immediately prior to the Media General Merger as described in Note (1), which shares will each be converted into one share of either New Holdco Voting Common Stock or New Holdco Non-Voting Common Stock in connection with the Media General Merger, as described in Note (2)), plus (ii) the product obtained by multiplying (a) $46.46 (the average of the high and low prices of Meredith Common Stock (Meredith Class B Stock is convertible into Meredith’s Common Stock on a one-for-one basis) on November 20, 2015), by (b) 48,268,856 Meredith Common Shares (the number of Meredith Common Shares estimated to be outstanding immediately prior to the Meredith Merger described in Note (2)), minus (iii) $1,543,337,134 (the aggregate amount of cash consideration to be paid to Meredith’s shareholders in the Meredith Merger).

(5) Calculated pursuant to Section 6(b) of the Securities Act and SEC Fee Advisory #1 for Fiscal Year 2016 at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

DATED NOVEMBER 25, 2015, SUBJECT TO COMPLETION

The information contained herein is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

To the shareholders of Media General, Inc. and Meredith Corporation:

On September 7, 2015, Media General, Inc., which we refer to as “Media General,” and Meredith Corporation, which we refer to as “Meredith,” entered into a merger agreement providing for a business combination of Media General and Meredith. We are excited about the prospects for the combined company, which will be the third-largest local television station owner in the U.S. The combined company will own and operate or provide services to 88 television stations across 54 markets, reaching approximately 30% of U.S. TV households.

Under the terms of the merger agreement, Media General has formed a new holding company, which after closing of the transaction will be the publicly traded parent company of Media General and Meredith. The new holding company will be named “Meredith Media General Corporation.” In the transaction, Media General shareholders will receive one share of the new holding company for each share of Media General that they own at the time of the closing of the transaction. Meredith shareholders will receive for each Meredith share that they own at the time of the closing of the transaction $34.57 in cash and 1.5214 shares of the new holding company. The aggregate cash amount that will be paid to the Meredith shareholders is approximately $1.6 billion. It is anticipated that, upon the closing of the transaction, Media General’s shareholders will own approximately 65%, and Meredith’s shareholders will own approximately 35%, of the fully diluted shares of the new holding company. After completion of the transaction, the voting common stock of the new holding company is expected to trade on the New York Stock Exchange under the symbol “[●].”

Each of Media General and Meredith will hold a special meeting of its shareholders to consider and vote on matters necessary to complete the transaction contemplated by the merger agreement. Information about the special meetings, the proposals to be voted on at each company’s special meeting, the transaction and other related matters is contained in the accompanying joint proxy statement/prospectus, which we urge you to read carefully and in its entirety, including the Annexes thereto, and the documents incorporated by reference therein, and the exhibits to the registration statement to which the accompanying joint proxy statement/prospectus relates. In addition, Media General and Meredith have entered into voting agreements with Media General shareholders holding approximately 14.5% of the outstanding shares of common stock of Media General as of the record date and Meredith shareholders controlling approximately 63% of the outstanding shares of Class B common stock and less than 1% of the outstanding shares of common stock of Meredith as of the record date. In each case, these shareholders have agreed to vote in favor of the proposals to be voted on at their respective company’s special meeting.

In particular, you should consider the matters discussed under “Risk Factors” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Your vote is very important. To ensure your representation at your company’s special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet.

The board of directors of Media General has approved the merger agreement and the transaction contemplated thereby and recommends that the Media General shareholders vote “FOR” the approval of each of the proposals to be voted on by the Media General shareholders at the Media General special meeting, as described in the accompanying joint proxy statement/prospectus.

The board of directors of Meredith has approved the merger agreement and the transaction contemplated thereby, and unanimously recommends that the Meredith shareholders vote “FOR” the approval of each of the proposals to be voted on by the Meredith shareholders at the Meredith special meeting, as described in the accompanying joint proxy statement/prospectus.

Sincerely,	Sincerely,
Vincent L. Sadusky President and Chief Executive Officer Media General, Inc.	Stephen M. Lacy President and Chief Executive Officer Meredith Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the mergers or the securities issuable in connection with the transaction, or passed upon the adequacy or accuracy of the accompanying joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated [●] and is first being mailed or otherwise delivered to shareholders of Media General and shareholders of Meredith on or about [●].

          Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

NOTICE OF SPECIAL MEETING OF MEDIA GENERAL’S SHAREHOLDERS

To be held on [●]

To the Holders of Voting Common Stock of Media General, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Media General will be held on [●] at [●], local time, at [●], Richmond, Virginia, for the following purposes:

1.     to consider and vote on a proposal to approve the issuance of shares of the new holding company formed in connection with the combination of Media General and Meredith;

2.     to consider and vote on a proposal to amend and restate the Articles of Incorporation of Media General, which is being amended and restated to revise certain corporate governance arrangements and, as a result of the transaction described in this joint proxy statement/prospectus, will be identical to the Articles of Incorporation of Meredith Media General (other than the name of the corporation). See “Media General Proposals – MG Amendment Proposal” beginning on page [●] of the accompanying joint proxy statement/prospectus for a description of the proposed amendments and the governance of the new holding company; and

3.     to consider and vote on a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposals to approve the issuance of shares of the new holding company and to amend and restate the Articles of Incorporation of Media General.

The approval by the holders of voting common stock of Media General of the proposals to approve the issuance of shares of the new holding company and to amend and restate the Articles of Incorporation of Media General is required in order to complete the combination of Media General and Meredith under the terms of the merger agreement. The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you submit a proxy or otherwise vote your shares.

The Media General board of directors has established [●] as the record date for the special meeting. If you were a holder of shares of voting common stock at the close of business on the record date of [●], you are entitled to attend and vote at the special meeting. If you are present at the special meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy or voting instructions in another manner. For further information about attending and voting at the special meeting, please see “The Media General Special Meeting” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend the special meeting in person, we value your vote. Most shareholders have a choice of submitting a proxy over the Internet, by telephone or by using a traditional proxy card. Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. However you choose to submit a proxy, please do so at your earliest convenience.

The shareholders of Media General will not have appraisal rights under the Virginia Stock Corporation Act with respect to any of the matters relating to the proposals referred to above.

The board of directors of Media General has approved the merger agreement and the transaction contemplated thereby and recommends that you vote “FOR” the approval of each of the proposals described above.

Thank you for being a Media General shareholder. I look forward to seeing you at the special meeting.

By the Order of the Board of Directors,

Andrew C. Carington

Secretary

Richmond, Virginia

[●]

Meredith Corporation
1716 Locust St.
Des Moines, Iowa 50309

(515) 284-3000

NOTICE OF SPECIAL MEETING OF MEREDITH’S SHAREHOLDERS
 To be held on [●]

To the Holders of Common Stock and Class B Common Stock of Meredith Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Meredith will be held on [●]at [●] a.m., local time, at Meredith’s principal executive offices, 1716 Locust Street, Des Moines, Iowa, for the following purposes:

1.     to consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 7, 2015, as it may be amended from time to time, which we refer to as the “merger agreement,” by and among Media General, Inc., Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, Inc. and Meredith, which is attached to the accompanying joint proxy statement/prospectus as Annex A;

2.     to consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Meredith’s named executive officers in connection with the transaction contemplated by the merger agreement. See “The Transaction – Interests of Meredith’s Directors and Officers in the Transaction” beginning on page [●] of the accompanying joint proxy statement/prospectus; and

3.     to consider and vote on a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the proposal to approve and adopt the merger agreement.

The approval by Meredith’s shareholders of the proposal to approve and adopt the merger agreement is required in order to complete the combination of Media General and Meredith under the terms of the merger agreement. The proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully in its entirety before you vote.

The Meredith board of directors has established [●] as the record date for the special meeting. If you were a holder shares of common stock or Class B common stock at the close of business on the record date of [●], you are entitled to attend and vote at the special meeting. If you are present at the special meeting, you may vote in person even though you have previously returned a proxy card or submitted a proxy or voting instructions in another manner. For further information about attending and voting at the special meeting, please see “The Meredith Special Meeting” beginning on page [●] of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend the special meeting in person, we value your vote. Most shareholders have a choice of submitting a proxy over the Internet, by telephone or by using a traditional proxy card. Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. However you choose to submit a proxy, please do so at your earliest convenience. Upon satisfying certain conditions, the holders of shares of Class B common stock are entitled to rights of appraisal under Iowa law in connection with the transaction contemplated by the merger agreement. However, shareholders of common stock will not have appraisal rights under the Iowa Business Corporation Act. Please see “Appraisal Rights” beginning on page [●] of the accompanying joint proxy statement/prospectus.

The board of directors of Meredith has unanimously approved and adopted the merger agreement and the transaction contemplated thereby and recommends that you vote “FOR” the approval of each of the proposals described above.

Thank you for being a Meredith shareholder. I look forward to seeing you at the special meeting.

By the Order of the Board of Directors,

John S. Zieser
Chief Development Officer

General Counsel
Des Moines, Iowa
 [●]

REFERENCES TO ADDITIONAL INFORMATION

Montage New Holdco, Inc. (which will be renamed Meredith Media General Corporation upon closing of the transaction contemplated by the merger agreement) has filed a registration statement on Form S-4 to which this joint proxy statement/prospectus relates. This joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement.

This joint proxy statement/prospectus also incorporates by reference important business and financial information about each of Media General, Inc., which we refer to as “Media General,” and Meredith Corporation, which we refer to as “Meredith,” from documents previously filed by Media General and Meredith with the Securities and Exchange Commission, which we refer to as the “SEC,” that are not included in or delivered with this joint proxy statement/prospectus. In addition, Media General and Meredith file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC.

This joint proxy statement/prospectus and the Annexes hereto, the registration statement to which this joint proxy statement/prospectus relates and the exhibits thereto, the information incorporated by reference herein and the other information filed by Media General and Meredith with the SEC is available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can also obtain these documents through the SEC’s website at www.sec.gov or on either Media General’s website at http://www.mediageneral.com in the Investor Relations section or on Meredith’s website at http://www.meredith.com in the Investors section. By referring to Media General’s website, Meredith’s website, and the SEC’s website, Montage New Holdco, Inc., Media General and Meredith do not incorporate any such website or its contents into this joint proxy statement/prospectus.

You can also obtain those documents that incorporate by reference important business and financial information about Media General and Meredith in this joint proxy statement/prospectus by requesting them in writing or by telephone at the following addresses and telephone numbers:

IF YOU ARE A MEDIA GENERAL SHAREHOLDER:	IF YOU ARE A MEREDITH SHAREHOLDER:

Media General, Inc.	Meredith Corporation
333 E. Franklin St.	1716 Locust Street
Richmond, Virginia 23219	Des Moines, Iowa 50309
(804) 887-5120	(515) 284-3622
Attn: Courtney Guertin, Director of Marketing	Attn: Mike Lovell, Investor Relations Director
Communications

You may also obtain these documents at no charge by requesting them in writing or by telephone from Media General’s proxy solicitor, MacKenzie Partners, Inc., at the address and telephone number below.

You may also obtain these documents at no charge by requesting them in writing or by telephone from Meredith’s proxy solicitor, D.F. King & Co., Inc., at the address and telephone numbers below.

If you have questions or need assistance voting your shares please contact:	If you have questions or need assistance voting your shares please contact:

MacKenzie Partners, Inc.	D.F. King & Co., Inc.
156 5th Ave, New York, NY 10010	48 Wall Street, 22nd Floor, New York, NY 10005
proxy@MacKenziepartners.com	meredith@dfking.com
Call Toll-Free: (800) 322-2885	Brokers and Banks Call: (212) 269-5550
Shareholders Call: (877) 478-5042

If you would like to request documents, please do so no later than [●] to receive them before the special meetings.

See “Incorporation of Certain Documents by Reference” beginning on page [●] for more information about the documents incorporated by reference in this joint proxy statement/prospectus.

In addition, if you have any questions about the transaction, this joint proxy statement/prospectus, voting your shares, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact:

IF YOU ARE A MEDIA GENERAL SHAREHOLDER:	IF YOU ARE A MEREDITH SHAREHOLDER:
MacKenzie Partners, Inc. 156 5th Ave, New York, NY 10010 proxy@MacKenziepartners.com Call Toll-Free: (800) 322-2885	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor, New York, NY 10005 meredith@dfking.com Brokers and Banks Call: (212) 269-5550 Shareholders Call: (877) 478-5042

If you hold your shares in “street name,” through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain a voting instruction card or have questions on how to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS	i

SUMMARY	1
Parties to the Transaction	1
The Transaction	2
Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors	5
Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors	5
Opinion of Media General’s Financial Advisor	5
Opinion of Meredith’s Financial Advisor	5
Key Terms of the Merger Agreement	6
Listing of New Holdco Voting Common Stock	10
Delisting and Deregulation of Meredith Common Shares	10
Voting Agreements	10
Financing of the Transaction	11
Regulatory Approvals	11
Material U.S. Federal Income Tax Consequences of the Mergers	12
Officers and Directors of Meredith Media General after the Transaction	12
Interests of Media General’s Directors and Officers in the Transaction	13
Interests of Meredith’s Directors and Officers in the Transaction	13
Voting by Media General’s Directors and Executive Officers	13
Voting by Meredith’s Directors and Executive Officers	13
Appraisal Rights	14

MEDIA GENERAL SELECTED HISTORICAL FINANCIAL DATA	15

MEREDITH SELECTED HISTORICAL FINANCIAL DATA	17

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	18

COMPARATIVE PER SHARE DATA	22

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	24

RISK FACTORS	26
Risks Related to the Transaction	26
Risks Related to Meredith Media General’s Business	32
Risks Related to Media General and Meredith and Meredith Media General after the completion of the transaction	46

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	47

THE MEDIA GENERAL SPECIAL MEETING	49
Date, Time and Place of the Special Meeting	49
Purpose of the Special Meeting	49
Record Date; Outstanding Shares Entitled to Vote	49
Quorum	49
Vote Required	50
Recommendation of Media General’s Board of Directors	50
Voting by Media General’s Directors and Executive Officers	50
How to Vote	51
Attending the Special Meeting	51
Voting of Proxies	51
Voting of Media General Shares Held in Street Name	52
Revoking Your Proxy	52
Proxy Solicitations	52
Other Business	52
Adjournments	52

MEDIA GENERAL PROPOSALS	53
MG Share Issuance Proposal	53
MG Amendment Proposal	53
MG Adjournment Proposal	54

THE MEREDITH SPECIAL MEETING	55
Date, Time and Place of the Special Meeting	55
Purpose of the Special Meeting	55
Record Date; Outstanding Shares Entitled to Vote	55
Quorum	55
Vote Required	55
Recommendation of Meredith’s Board of Directors	56
Voting by Meredith’s Directors and Executive Officers	56
How to Vote	57
Attending the Special Meeting	57
Voting of Proxies	57
Voting of Meredith Shares Held in Street Name	58
Revoking Your Proxy	58
Proxy Solicitation	58
Other Business	58
Adjournments	58
Appraisal Rights	58

MEREDITH PROPOSALS	59
Meredith Merger Proposal	59
Meredith Compensation Proposal	59
Equity Awards	59
Severance Payments and Benefits	59
Meredith Adjournment Proposal	63

PARTIES TO THE TRANSACTION	54

THE TRANSACTION	67
General Description of the Transaction	67
Media General Merger Consideration	68
Meredith Merger Consideration	68
Background of the Transaction	68
Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors	81
Opinion of Media General’s Financial Advisor	84
Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors	92
Opinion of Meredith’s Financial Advisor	96
Media General Management’s Unaudited Prospective Financial Information	106
Meredith Management’s Unaudited Prospective Financial Information	109
Interests of Media General’s Directors and Officers in the Transaction	113
Interests of Meredith’s Directors and Officers in the Transaction	114
Accounting Treatment of the Transaction	116
Listing of New Holdco Voting Common Stock	116
Delisting and Deregistration of Common Stock	116
Resale of Meredith Media General Common Stock	116
Regulatory Approvals	117
Financing of the Transaction	118
Description of Certain Indebtedness of Media General and Meredith	119
Litigation Related to the Transaction	121

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS	122

THE AGREEMENTS	125

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	148

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	155

DESCRIPTION OF MEREDITH MEDIA GENERAL’S CAPITAL STOCK	157

COMPARISON OF SHAREHOLDER RIGHTS	162

LEGAL MATTERS	169

EXPERTS	170

MEDIA GENERAL ANNUAL MEETING SHAREHOLDER PROPOSALS	171

MEREDITH ANNUAL MEETING SHAREHOLDER PROPOSALS	172

APPRAISAL RIGHTS	173

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	176

WHERE YOU CAN FIND MORE INFORMATION	178

ANNEXES
Annex A	Agreement and Plan of Merger, dated as of September 7, 2015, by and among Media General, Inc., Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, LLC and Meredith Corporation
Annex B	Proposed amendments to the Articles of Incorporation of Media General, Inc.
Annex C	Opinion of RBC Capital Markets, LLC
Annex D	Opinion of Moelis & Company LLC
Annex E	Plan of Merger merging Montage Merger Sub 1, Inc. with and into Media General, Inc.
Annex F	Plan of Merger merging Mercury Merger Sub 2, Inc. with and into Meredith Corporation
Annex G	Iowa Code 2015: Title XII (Business Entities), Chapter 490 (Business Corporations), Division XIII (Appraisal Rights)

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following are brief answers to common questions that you may have regarding the merger agreement, the transaction, the special meetings and the consideration to be received in the transaction. The questions and answers in this section may not address all questions that might be important to you as a shareholder of either Meredith Corporation, which we refer to as “Meredith,” or Media General, Inc., which we refer to as “Media General.” To better understand these matters, and for a description of the legal terms governing the transaction, we urge you to read carefully and in its entirety this joint proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates. See “Incorporation of Certain Documents by Reference” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

Q:	What is the transaction?

A:	Media General, certain of Media General’s subsidiaries, and Meredith entered into an Agreement and Plan of Merger, on September 7, 2015 which, as it may be amended from time to time, we refer to as the “merger agreement.” The merger agreement provides for a business combination of Media General and Meredith by means of a two-step merger process. As a result of the transaction contemplated by the merger agreement, Media General’s and Meredith’s businesses will be owned by a new holding company, which we refer to as “Meredith Media General,” the “combined company” or “New Holdco.” We sometimes refer to the mergers and the other transaction contemplated by the merger agreement, taken as a whole, as the “transaction.”

In the first merger, a subsidiary of Meredith Media General will merge with and into Media General. Media General will be the surviving company in this merger. We refer to this merger as the “Media General Merger.” The Media General Merger is a holding company merger not requiring a vote of the shareholders of Media General, which we refer to as the “Media General shareholders,” under Section 13.1-719.1 of the Virginia Stock Corporation Act, which we refer to as the “VSCA.”

In the second merger, immediately following the Media General Merger, a subsidiary of Meredith Media General will merge with and into Meredith. Meredith will be the surviving company in this merger. We refer to this merger as the “Meredith Merger.” We refer to the Media General Merger and the Meredith Merger collectively as the “mergers.”

Upon completion of the transaction, New Holdco, which is currently named “Montage New Holdco, Inc.,” will be named “Meredith Media General Corporation.” New Holdco’s voting common stock is expected to be listed for trading on the New York Stock Exchange, which we refer to as the “NYSE,” under the ticker symbol, “[●].” We expect that the former Media General shareholders will hold approximately 65%, and the former shareholders of Meredith, which we refer to as the “Meredith shareholders,” will hold approximately 35%, of the outstanding shares of common stock of New Holdco, calculated on a fully diluted basis, immediately following the closing of the transaction.

Following the mergers, Meredith will become a direct, wholly owned subsidiary of LIN Television Corporation, which we refer to as “LIN Television.” LIN Television is a direct, wholly owned subsidiary of Media General.

Q:	Why am I receiving this document?

A:	In order to complete the transaction, the shareholders of Meredith must approve and adopt the merger agreement and the shareholders of Media General must approve the issuance of shares of Meredith Media General as contemplated by the merger agreement and certain amendments to Media General’s Articles of Incorporation. Media General and Meredith will hold separate special meetings to obtain these approvals. We are sending you these materials to help you decide how to vote your shares with respect to the matters to be considered at the special meetings. This joint proxy statement/prospectus contains important information about the transaction, including the special meetings of the shareholders of Media General and Meredith. You should read it carefully and in its entirety. The enclosed proxy or voting instruction cards allow you to authorize the voting of your shares without attending your company’s special meeting.

Your vote is important. We encourage you to submit a proxy as soon as possible.

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Q:	What will Media General shareholders receive in the Media General Merger?

A:

In the Media General Merger, each share of voting common stock, no par value per share, of Media General, which we refer to as “Media General voting common stock,” will automatically be converted into one share of voting common stock, no par value, of Meredith Media General, which we refer to as “New Holdco voting common stock.” Each share of non-voting common stock, no par value per share, of Media General, which we refer to as “Media General non-voting common stock,” will automatically be converted into one share of non-voting common stock, no par value, of Meredith Media General, which we refer to as “New Holdco non-voting common stock.”  We refer to New Holdco voting common stock and New Holdco non-voting common stock collectively as “New Holdco common stock.” We refer to Media General voting common stock and Media General non-voting common stock collectively as “Media General common stock.”

Q:	What will Meredith shareholders receive in the Meredith Merger?

A:

In the Meredith Merger, each share of common stock, $1.00 par value per share, of Meredith, which we refer to as “Meredith common stock,” and each share of Class B common stock, $1.00 par value per share, of Meredith, which we refer to as “Meredith Class B stock” and which we refer to collectively with the Meredith common stock as the “Meredith common shares,” will automatically be converted into the right to receive the following:

●	$34.57 in cash without interest, which we refer to as the “cash consideration;” and

●	1.5214 shares of New Holdco voting common stock, which we refer to as the “stock consideration” and which we refer to collectively with the cash consideration as the “Meredith merger consideration.”

Q:	When do you expect the transaction to be completed?

A:	The transaction is expected to close in the first half of 2016. However, the closing of the transaction is subject to various conditions, including the approval of the MG share issuance proposal (defined below) and the MG amendment proposal (defined below) by the Media General shareholders, and approval of the Meredith merger proposal (defined below) by the Meredith shareholders, as well as necessary regulatory and other third party consents and approvals. No assurance can be provided as to when or if the transaction will be completed, and it is possible that factors outside the control of Media General and Meredith could result in the transaction being completed at a later time, or not at all. See “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●] and “The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Q:	When and where will the special meetings be held?

A:	The Media General special meeting will be held at [●], Richmond, Virginia on [●] at [●] a.m., local time.

The Meredith special meeting will be held at Meredith’s principal executive offices, 1716 Locust Street, Des Moines, Iowa on [●] at [●] a.m., local time.

Q:

What are the proposals on which the holders of Media General voting common stock are being asked to vote and what is the recommendation of the board of directors of Media General with respect to each proposal?

A:	At the Media General special meeting, the holders of Media General voting common stock are being asked to:

1.	consider and vote on a proposal to approve the issuance of shares of New Holdco common stock in connection with the combination of Media General and Meredith, which we refer to as the “MG share issuance proposal”

2.	consider and vote on a proposal to amend and restate the Articles of Incorporation of Media General, which are being amended and restated to remove a provision specifying that Vincent L. Sadusky will serve as President and Chief Executive Officer of Media General and other provisions regarding his continued employment, which we refer to as the “MG amendment proposal.” As a result of the transaction, the Articles of Incorporation of Meredith Media General (other than the name of the corporation) will become identical to the Articles of Incorporation of Media General as so amended and restated. The proposed amendments to Media General’s Articles of Incorporation are shown in Annex B attached hereto. The form of amended and restated Articles of Incorporation of Media General was filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates; and

3.

consider and vote on a proposal to approve one or more adjournments of the Media General special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the MG share issuance proposal and the MG amendment proposal, which we refer to as the “MG adjournment proposal.”

The board of directors of Media General recommends a vote “FOR” each of the proposals referred to above.

Under Virginia law, the Media General Merger does not require the approval of Media General’s shareholders.

Media General does not expect any other business to be conducted at the Media General special meeting.

Q:	What vote is required to approve the proposals being presented at the Media General special meeting?

A:

To be approved at the Media General special meeting, the MG share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock. Under NYSE rules, abstentions will be considered as votes cast and, accordingly, will have the same effect as votes “AGAINST” the MG share issuance proposal. Shares not present at the Media General special meeting will have no effect on the outcome of the vote on the MG share issuance proposal (assuming a quorum is present).

To be approved at the Media General special meeting, the MG amendment proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock. Shares not present at the Media General special meeting and abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG amendment proposal (assuming a quorum is present).

To be approved at the Media General special meeting, the MG adjournment proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Media General voting common stock.  Shares not present at the Media General special meeting and abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG adjournment proposal (whether or not a quorum is present).

Q:

Will the holders of Media General voting common stock be asked to vote on the MG share issuance proposal and the MG amendment proposal at the Media General special meeting if the board of directors of Media General has changed its recommendation of such proposals?

A:

Yes. Media General will notify its shareholders before the special meeting if the board of directors of Media General has changed its recommendation with respect to the MG share issuance proposal and/or the MG amendment proposal. Despite any such change of recommendation, Media General’s shareholders will be asked to vote on such proposals at the special meeting.

Q:	Will the holders of Media General voting common stock be asked to vote on the Media General Merger?

A:	No. The Media General Merger is a holding company merger not requiring a vote of the shareholders of Media General under Section 13.1-719.1 of the VSCA.

Q:	Will Nexstar’s proposal to Media General affect the proposals presented at the Media General special meeting?

A:

No. On September 28, 2015, Nexstar Broadcasting Group, Inc., which we refer to as “Nexstar,” announced an unsolicited, non-binding proposal to acquire Media General for consideration valued at $14.50 per share, consisting of $10.50 per share in cash and 0.0898 Nexstar shares per share of Media General common stock, which we refer to as the “Nexstar September 28 proposal.” On October 14, 2015, Meredith and Media General entered into a limited waiver agreement allowing Media General to exchange due diligence information with Nexstar and engage in mutual due diligence with Nexstar in respect of that information. On October 19, 2015, Nexstar and Media General entered into a mutual confidentiality agreement and began exchanging due diligence information. On November 13, 2015, Media General’s board of directors unanimously reached the determination under the merger agreement that allows Media General to engage in discussions with Nexstar and authorized Media General’s management and advisors to engage in such negotiations. For further discussion, see “The Transaction – Background of the Transaction” beginning on page [●].

The merger agreement requires that Media General submit the MG share issuance proposal and the MG amendment proposal to the vote of Media General’s shareholders notwithstanding any acquisition proposal made by a third party, including any proposal from Nexstar. Therefore, the Nexstar September 28 proposal (and any subsequent communications between Media General and Nexstar) will not affect the proposals presented at the Media General special meeting. In addition, Media General’s board of directors continues to recommend that Media General’s shareholders vote “FOR” the MG share issuance proposal and the MG amendment proposal. See “The Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page [●].

Media General’s shareholders are not being asked to vote on or take any action with respect to any proposal by Nexstar, including the Nexstar September 28 proposal, at the Media General special meeting.

Q:	What are the proposals on which the Meredith shareholders are being asked to vote and what is the recommendation of the board of directors of Meredith with respect to each proposal?

A:	At the Meredith special meeting, Meredith shareholders are being asked to:

1.	consider and vote on a proposal to approve and adopt the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and which we refer to as the “Meredith merger proposal”

2.

consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Meredith’s named executive officers in connection with the transaction, which we refer to as the “Meredith compensation proposal.” See “The Transaction – Interests of Meredith’s Directors and Officers in the Transaction” beginning on page [●] of this joint proxy statement/prospectus; and

3.

consider and vote on a proposal to approve one or more adjournments of the Meredith special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Meredith merger proposal, which we refer to as the “Meredith adjournment proposal.”

The board of directors of Meredith unanimously recommends a vote “FOR” each of the proposals referred to above.

Meredith does not expect any other business to be conducted at the special meeting of Meredith shareholders.

Q:	What vote is required to approve the proposals being presented at the Meredith special meeting?

A:

The Meredith merger proposal requires for its approval the affirmative vote of (i) the holders of a majority of all votes cast by the holders of shares of Meredith common stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, (ii) the holders of a majority of all votes cast by the holders of shares of Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, and (iii) the holders of a majority of all votes cast by the holders of shares of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Shares not present at the Meredith special meeting and abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith merger proposal (assuming a quorum is present).

The Meredith compensation proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Shares not present at the Meredith special meeting and abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith compensation proposal (assuming a quorum is present).

The Meredith adjournment proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Shares not present at the Meredith special meeting and abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith adjournment proposal (assuming a quorum is present).

All Meredith shareholders as of the record date may attend the Meredith special meeting. If you are a beneficial owner of shares of Meredith common stock or Meredith Class B stock held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee, in order to attend the special meeting.

Q:	What is the effect if these proposals are not approved at the special meetings?

A:	If the MG share issuance proposal or the MG amendment proposal is not approved by the requisite vote at the Media General special meeting or any adjournment thereof, or if the Meredith merger proposal is not approved by the requisite vote at the Meredith special meeting or any adjournment thereof, then the transaction will not occur. Instead, Media General and Meredith would each remain an independent public company, and the consideration to be received by the Media General shareholders and the Meredith shareholders in the mergers would not be paid. Each of Media General and Meredith will have the right to terminate the merger agreement under certain circumstances, including failure to obtain the required vote. Upon a termination for failure to obtain a required vote, the party whose shareholders did not approve the applicable proposal at the special meeting of its shareholders will be required to pay to the other party a termination fee in the amount of $15 million, which termination fee would increase to $60 million if, following termination of the merger agreement, certain events occur. For example, if the Nexstar September 28 proposal (or any other public proposal from Nexstar or another third party) is not withdrawn prior to the Media General special meeting and Media General’s shareholders do not approve the MG share issuance proposal or the MG amendment proposal and the merger agreement is subsequently terminated, then Media General would be required to pay Meredith a termination fee of $60 million (inclusive of the $15 million fee) if Media General enters into an alternative transaction within one year of such termination and such alternative transaction is subsequently consummated.

Q:	Why are Meredith’s shareholders being asked to consider and vote on the Meredith compensation proposal?

A:	Under SEC rules, Meredith is required to seek a non-binding, advisory vote with respect to the compensation that may become payable to its named executive officers in connection with the transaction.

Q:	What will happen if Meredith’s shareholders do not approve the Meredith compensation proposal?

A:

Approval of the Meredith compensation proposal is not a condition to completion of the transaction. Accordingly, Meredith shareholders may vote against the Meredith compensation proposal and vote in favor of the Meredith merger proposal. The compensation proposal vote is an advisory vote and will not be binding on Meredith or Meredith Media General following the transaction. If the transaction is completed, the compensation described in the Meredith compensation proposal will be paid to Meredith’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Meredith shareholders do not approve, the Meredith compensation proposal.

Q:	Who is entitled to vote at the special meetings?

A:	The board of directors of each of Media General and Meredith has fixed the close of business on [●] as the record date for its respective special meeting. If you were a holder of Media General voting common stock or a Meredith shareholder at the close of business on the record date, you are entitled to receive notice of, and vote at, your respective company’s special meeting.

Q:	If I am a Media General shareholder, how many votes do I have?

A:	If you are a holder of Media General voting common stock, on each of the proposals that will be voted upon at the Media General special meeting, you will be entitled to one vote per share of Media General voting common stock that you owned as of the record date. As of the record date, there were [●] shares of Media General voting common stock outstanding and entitled to vote. As of that date, approximately [●]% of the outstanding shares of Media General voting common stock were held by the directors and executive officers of Media General.

Q:	If I am a Meredith shareholder, how many votes do I have?

A:

If you are a holder of Meredith common stock, on each of the proposals that will be voted upon at the Meredith special meeting, you will be entitled to one vote per share of Meredith common stock that you owned as of the record date. As of the record date, there were [●] shares of Meredith common stock outstanding and entitled to vote. As of that date, approximately [●]% of the outstanding shares of Meredith common stock were held by the directors and executive officers of Meredith.

If you are a holder of Meredith Class B stock, on each of the proposals that will be voted upon at the Meredith special meeting, you will be entitled to ten votes per share of Meredith Class B stock that you owned as of the record date. As of the close of business on the record date, there were [●] shares of Meredith Class B stock outstanding and entitled to vote. As of that date, approximately [●]% of the outstanding shares of Meredith Class B stock were held by the directors and executive officers of Meredith.

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Q:	Are any Media General shareholders already committed to vote in favor of the MG share issuance proposal and the MG amendment proposal?

A:

Yes. Standard General Fund, L.P. and Standard General Communications, LLC, which we refer to as the “SG shareholders,” have entered into a voting and support agreement with Media General and Meredith, which we refer to as the “SG voting agreement,” in which they have agreed to vote their shares of Media General voting common stock in favor of the MG share issuance proposal and the MG amendment proposal.

These shares represent approximately 14.5% of the aggregate voting power of all shares of Media General voting common stock as of the record date.

The SG voting agreement was filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and is incorporated by reference into this joint proxy statement/prospectus.

Q:	Are any Meredith shareholders already committed to vote in favor of the Meredith merger proposal and the Meredith compensation proposal?

A:

Yes. Dianna Mell Meredith Frazier and Edwin T. Meredith, IV, whom we refer to as the “Meredith supporting shareholders,” have entered into a voting and support agreement with Media General, Meredith and Meredith Media General, which we refer to as the “Meredith voting agreement,” in which they have agreed to vote the shares of Meredith Class B stock and Meredith common stock they control in favor of the Meredith merger proposal. We refer to the SG voting agreement and the Meredith voting agreement collectively as the “voting agreements.”

These shares represent approximately 63% of the outstanding Meredith Class B stock and less than 1% of the outstanding Meredith common stock as of the record date. The Meredith Class B stock and the Meredith common stock held by the Meredith supporting shareholders represent approximately 45.8% of the voting power when voting together as a single class.

The Meredith voting agreement was filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and is incorporated by reference into this joint proxy statement/prospectus.

Q:	What constitutes a quorum for each special meeting?

A:

Holders of a majority of the outstanding shares of Media General voting common stock, represented in person or by proxy, will constitute a quorum for the Media General special meeting. The shares of Media General voting common stock held by a shareholder present in person at the Media General special meeting, but not voting, and shares of Media General voting common stock for which Media General has received proxies indicating that the holders thereof have abstained will be counted as present at the Media General special meeting for purposes of determining whether a quorum is established.

Holders of a majority of the voting power of the outstanding shares of Meredith common stock and Meredith Class B stock eligible to vote at the Meredith special meeting, taken together and each as a separate class, represented in person or by proxy, will constitute a quorum for the Meredith special meeting. The shares of Meredith common stock and Meredith Class B stock held by a shareholder present in person at the Meredith special meeting, but not voting, and shares of Meredith common stock and Meredith Class B stock for which Meredith has received proxies indicating that holders thereof have abstained will be counted as present at the Meredith special meeting for purposes of determining whether a quorum is established.

Q:	Who can attend each special meeting?

A:

If you were a holder of shares of Media General voting common stock as of the record date of [●], you are entitled to attend and vote at the Media General special meeting. If you are present at the Media General special meeting, you may vote in person even if you have previously returned a proxy card or submitted a proxy or voting instructions in another manner.

If you were a holder of Meredith common stock or Meredith Class B stock as of the record date of [●], you are entitled to attend and vote at the Meredith special meeting. If you are present at the Meredith special meeting, you may vote in person even if you have previously returned a proxy card or submitted a proxy or voting instructions in another manner.

If your shares are held in the name of your broker, bank or other nominee and you wish to attend or vote in person at your company’s special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person. Your broker, bank or other nominee will not vote your shares unless you provide instructions on how to vote.

Q:	What if my broker, bank or other nominee holds my shares in “street name”?

A:

If a broker, bank or other nominee holds your shares for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use in order to instruct the vote of your shares. The availability of telephone and Internet voting instruction depends on the voting procedures of your broker, bank or other nominee. Please follow the instructions on the voting instruction form they send you.

If your shares are held in the name of your broker, bank or other nominee and you wish to attend or vote in person at your company’s special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person. Your broker, bank or other nominee will not vote your shares unless you provide instructions on how to vote.

Q:	If I hold shares of Media General voting common stock, how do I vote?

A:

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your shares of Media General voting common stock as promptly as possible so that your shares will be represented at the Media General special meeting. You may submit your proxy or voting instructions before the Media General special meeting in one of the following ways:

By Internet. Use the Internet at www.proxyvote.com to transmit your voting instructions and for the electronic delivery of information up until 11:59 p.m. Eastern Time on [●]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting instruction for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General’s voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any touch-tone telephone to dial [●] to transmit your voting instructions up until 11:59 p.m. Eastern Time on [●]. Have your proxy card in hand when you call and then follow the instructions. If you submit a proxy by telephone, do not return your proxy card. The availability of telephone voting instruction for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive your proxy card no later than the close of business on [●]. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, all shareholders may vote in person at the Media General special meeting. For additional information on voting procedures, see “The Media General Special Meeting” beginning on page [●].

If you are a participant in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan, you have the right to direct Fidelity Management Trust Company, as trustee of the applicable plan(s), regarding how to vote the shares of voting common stock credited to your account under such plan(s).

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Media General special meeting.

Q:	Do the holders of Media General non-voting common stock have the right to vote on the proposals?

A:	No. There were no outstanding shares of Media General non-voting common stock as of the record date.

Q:	If I am a Meredith shareholder, how do I vote?

A:

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your Meredith common shares or Meredith Class B stock as promptly as possible so that your shares will be represented at the Meredith special meeting. You may submit your proxy before the Meredith special meeting in one of the following ways:

By Internet. You may also vote via the Internet up until 11:59 p.m. Central time on [●]. The web site address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card. If you vote via the Internet, you may incur costs such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs. The availability of Internet voting instruction for beneficial owners holding Meredith common shares in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. You may also vote by telephone by calling the toll-free number provided on your proxy card up until 11:59 p.m. Central time on [●]. You will need to use the control number appearing on your proxy card to vote by telephone. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card. The availability of telephone voting instructions for beneficial owners holding Meredith common shares in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. You may vote by marking the proxy card, dating and signing it, and returning it in the postage-paid envelope provided. Please mail your proxy card promptly to ensure that it is received no later than the close of business on [●]. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

In addition, all shareholders may vote in person at the Meredith special meeting. For additional information on voting procedures, see “The Meredith Special Meeting” beginning on page [●].

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions as soon as possible even if you plan to attend the Meredith special meeting.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. You may also receive multiple copies of this joint proxy statement/prospectus if you are a shareholder of both Media General and Meredith. Please complete, sign, date and return each proxy card and voting instruction card you receive, or submit each proxy by telephone or Internet by following the instructions on your proxy cards.

Q:	How will my proxy be voted?

A:

If you submit a proxy or voting instructions by completing, signing, dating and mailing your proxy card or voting instruction card, or by Internet or by telephone, your shares will be voted in accordance with your instructions. If you are a shareholder of record as of the record date and you sign, date, and return your proxy card but do not indicate how you want to vote on any particular proposal and do not indicate that you wish to abstain with respect to that proposal, the shares of Media General voting common stock represented by your proxy will be voted as recommended by the Media General board of directors with respect to that proposal or the shares of Meredith common stock or Meredith Class B stock represented by your proxy will be voted as recommended by the Meredith board of directors with respect to that proposal. However, this would not apply if you sign, date and return your proxy card and indicate that you vote against the MG share issuance proposal or the MG amendment proposal, but do not indicate how you want to vote on the MG adjournment proposal. In that case, the shares of Media General voting common stock represented by your proxy will not be voted in favor of the MG adjournment proposal. Similarly, if you sign, date and return your proxy card and indicate that you vote against the Meredith merger proposal, but do not indicate how you want to vote on the Meredith adjournment proposal or the Meredith compensation proposal, the Meredith common shares represented by your proxy will not be voted in favor of the Meredith adjournment proposal or the Meredith compensation proposal. If you are a beneficial owner, your broker, bank or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Q:	What if I mark “abstain” when voting or do not vote on the proposals?

A:

If you fail to vote in person or by proxy any shares for which you are the record owner as of the record date or fail to instruct your broker, bank or other nominee on how to vote the shares you hold in street name, your shares will not be counted in determining whether a quorum is present at your company’s special meeting.

If you mark “abstain” when voting, your shares will still be counted in determining whether a quorum is present at your company’s special meeting.

If you are a Media General shareholder and you fail to vote or abstain from voting on the MG share issuance proposal, it will have the same effect as a vote “AGAINST” the MG share issuance proposal.

If you are a Media General shareholder and you fail to vote or abstain from voting on the MG amendment proposal or the MG adjournment proposal, it will not have the effect of a “FOR” or “AGAINST” vote with respect to either proposal.

Broker non-votes will have no effect on the proposals to be considered at the Media General special meeting.

If you are a Meredith shareholder and you fail to vote or abstain from voting on the Meredith merger proposal, the Meredith compensation proposal or the Meredith adjournment proposal, it will not have the effect of a “FOR” or “AGAINST” vote with respect to any of the proposals.

Broker non-votes will have no effect on the proposals to be considered at the Meredith special meeting.

Q:	Can I revoke or change my vote after I have submitted a proxy or voting instruction card?

A:	Yes. You can change your vote in one of three ways:

●	you can send a signed notice of revocation, which must be received prior to the beginning of the special meeting, to the Secretary of Media General or the Secretary of Meredith, as appropriate;

●

you can submit a revised proxy bearing a later date by mail, by Internet or telephone as described above, which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

●

you can attend your company’s special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Media General voting common stock or Meredith common shares held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the applicable special meeting.

Q:	If I am a Media General shareholder, will I be required to exchange my shares in connection with the transaction?

A:

The answer depends whether your securities are in uncertificated “book-entry” form or certificate form. Media General shareholders will not be required to exchange their “book-entry” securities representing shares of Media General’s common stock. Upon completion of the Media General Merger, “book-entry” securities representing shares of Media General voting common stock or Media General non-voting common stock prior to the Media General Merger will automatically represent an equal number of shares New Holdco voting common stock or New Holdco non-voting common stock, as applicable.

Media General shareholders who hold shares of Media General common stock in certificate form will be required to exchange their certificates representing shares of Media General common stock following the closing of the transaction. Upon completion of the Media General Merger, certificated securities representing shares of Media General voting common stock or Media General non-voting common stock prior to the Media General Merger will be exchangeable for an equal number of shares of New Holdco voting common stock or New Holdco non-voting common stock, as applicable. If you hold shares in certificate form, we will send you written instructions informing you how to exchange your certificates following the closing of the transaction. You should not take any action to exchange any of your certificates until the closing of the transaction.

Q:	If I am a Meredith shareholder, should I send in my certificates now?

A:

No. If you hold certificates representing Meredith common stock or Meredith Class B stock, we will send you written instructions informing you how to exchange your shares following the closing of the transaction. You should not take any action to exchange any of your certificates until the closing of the transaction.

Q:	Are there any risks that I should consider?

A:	Yes. There are risks associated with all business combinations, including the transaction. There are also risks associated with Meredith Media General’s business and the ownership of New Holdco common stock. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page [●]. You also should read and carefully consider the risk factors relating to Media General and Meredith contained in the documents that are incorporated by reference into this joint proxy statement/prospectus, including Media General’s Annual Report on Form 10-K for the year ended December 31, 2014 and Meredith’s Annual Report on Form 10-K for the year ended June 30, 2015. See “Incorporation of Certain Documents by Reference” beginning on page [●].

Q:	Are Media General or Meredith shareholders entitled to appraisal rights?

A:

Media General shareholders are not entitled to appraisal rights in connection with the transaction under Virginia law.

Holders of Meredith common stock are not entitled to appraisal rights under Iowa law in connection with the Meredith Merger.

Holders of shares of Meredith Class B stock are entitled to appraisal rights under Iowa law in connection with the Meredith Merger and, if such rights are perfected, such shareholders will be entitled to receive payment of the appraised value of such shares in accordance with Iowa law instead of receiving the Meredith merger consideration.

In order to preserve any appraisal rights that a holder of Meredith Class B stock may have, in addition to otherwise complying with the applicable provisions of Iowa law, such Meredith shareholder must not vote its shares of Meredith Class B stock in favor of the Meredith merger proposal and must submit a written demand for appraisal prior to the vote at the Meredith special meeting. For additional information on appraisal rights, see “Appraisal Rights” beginning on page [●].

Q:	What are the material U.S. federal income tax consequences of the mergers to holders of Media General common stock and Meredith common stock?

A:	The obligation of Media General to complete the mergers is conditioned upon the receipt by Media General of an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Media General, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” The obligation of Meredith to complete the mergers is conditioned upon the receipt by Meredith of an opinion from McDermott Will & Emery LLP, counsel to Meredith, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●], the U.S. federal income tax consequences of the mergers to U.S. holders (as defined herein) of Media General common stock or Meredith common shares generally will be as follows:

●	U.S. holders of Media General common stock will not recognize gain or loss upon the exchange of their Media General common stock for New Holdco common stock in the Media General Merger.

●

U.S. holders of Meredith common shares will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the New Holdco common stock and the amount of cash received by such holder in exchange for its Meredith common shares exceeds the holder’s adjusted basis in its Meredith common shares, and (2) the amount of cash (other than cash received instead of a fractional share interest in New Holdco common stock) received by such holder in exchange for its Meredith common shares.

x

The treatment of any cash received by a holder of Meredith common shares instead of a fractional share interest in New Holdco common stock is discussed in “Material U.S. Federal Income Tax Consequences of the Mergers – Tax Consequences to U.S. Holders of Media General Common Stock and Meredith Common Shares – Cash Received Instead of a Fractional Share of New Holdco Common Stock” beginning on page [●].

For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	If you transfer your Media General voting common stock or Meredith common shares after the record date but before the date of your company’s special meeting, you will retain your right to vote at your company’s special meeting, but you will not have the right to receive the consideration to be received by Media General or Meredith shareholders in the Media General Merger or the Meredith Merger, as applicable. In order to receive the consideration, you must hold your shares through completion of the transaction.

Q:	What are the conditions to the completion of the transaction?

A:

In addition to approval of the MG share issuance proposal, the MG amendment proposal and the Meredith merger proposal as described above, completion of the mergers is subject to the satisfaction of a number of other conditions, including:

●the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

●the absence of any governmental order or injunction preventing the consummation of the transaction;

●Meredith having divested WALA-TV, or restrictions set forth in the final judgment in United States v. Media General, Inc. relating to Media General’s reacquisition of WALA-TV having ceased to be in effect;

●the listing of the New Holdco voting common stock to be issued in the transaction on the NYSE;

●the receipt by each of Media General and Meredith of a written opinion from its tax counsel to the effect that for U.S. federal income tax purposes the mergers, taken together, will qualify as a transaction described in Section 351 of the Code; and

●the receipt of certain customary third-party consents.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Q:	Where can I find more information about the parties to the transaction?

A:

You can find more information about Media General and Meredith from the sections titled “Parties to the Transaction” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

Q:	Whom should I contact if I have any questions about these materials or voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a Media General shareholder, you should contact MacKenzie Partners, Inc., the proxy solicitation agent for Media General, by telephone at (800) 322-2885 or by email at proxy@mackenziepartners.com .

If you are a Meredith shareholder, you should contact D.F. King & Co., Inc., the proxy solicitation agent for Meredith, by telephone at (212) 269-5550 (for banks, brokers or other nominees) or (877) 478-5042 (for individual Meredith shareholders) or by email at meredith@dfking.com.

If your shares are held “street name,” through a bank, broker or other nominee, you should contact such bank, broker or other nominee if you need to obtain a voting instruction card or have questions on how to vote your shares.

SUMMARY

This summary highlights selected information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this joint proxy statement/prospectus carefully and in its entirety, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page [●].

References to “Media General” are references to Media General, Inc. References to “Meredith” are references to Meredith Corporation. References to “we” or “our” and other first person references in this joint proxy statement/prospectus refer to both Media General and Meredith, before completion of the transaction. References to “Meredith Media General,” “New Holdco” or the “combined company” are references to the new holding company of which Media General and Meredith will be wholly owned subsidiaries following the closing of the transaction. References to the “transaction,” unless the context requires otherwise, means the transaction contemplated by the merger agreement, taken as a whole.

Parties to the Transaction (Page [●])

Media General, Inc.

Media General, Inc., a Virginia corporation founded in 1850 as a newspaper company in Richmond, Virginia, is now a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in high quality broadcast markets across the U.S. Media General owns and operates or provides services to 71 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 48 markets. These stations reach approximately 23% of U.S. TV households. Media General’s primary network affiliations include CBS (22), NBC (12), ABC (12), Fox (8), MyNetwork TV (7) and CW Television (7). Fifty-one of the 71 stations are located in the top 100 designated market areas, which we refer to as “DMAs,” as grouped by Nielsen Media Research, which we refer to as “Nielsen,” while twenty-seven of the 71 stations are located in the top 50 DMAs. Media General first entered the local television business in 1955, when Media General launched WFLA in Tampa, Florida as an NBC affiliate. Subsequently, Media General expanded its station portfolio through several acquisitions, first by purchasing high-quality, privately owned stations in the Southeast and later by purchasing four NBC-owned affiliates in 2006.

Media General entered the year 2013 as a newly minted pure-play broadcaster, following a rapid and complete transformation of the company, which included the sale of its newspapers and the sale or exit of certain advertising services businesses and a broadcast equipment company. On November 12, 2013, Media General and New Young Broadcasting Holding Co., Inc., which we refer to as “Young,” were combined in an all-stock, tax-free merger transaction, which we refer to as the “Young merger.” On December 19, 2014, Media General and LIN Media LLC, which we refer to as “LIN Media” or “LIN,” were combined in a business combination transaction, which we refer to as the “LIN merger.”

Media General’s voting common stock is traded on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

This joint proxy statement/prospectus incorporates important business and financial information about Media General from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Incorporation of Certain Documents by Reference” beginning on page [●] of this joint proxy statement/prospectus.

Meredith Corporation

Meredith Corporation, an Iowa corporation, began in 1902 as an agricultural publisher and has been committed to service journalism for more than 110 years. In 1924, Meredith published the first issue of Better Homes and Gardens. Meredith entered the television broadcasting business in 1948. Today, Meredith uses multiple media outlets—including broadcast television, print, digital, mobile, tablets, and video—to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith operates two business segments: local media and national media. Its local media segment consists of 17 owned television stations and one operated television station located across the U.S. in mostly fast growing markets with related digital and mobile media assets. The owned television stations broadcast the program streams of seven CBS affiliates, five FOX affiliates, four MyNetworkTV affiliates, one NBC affiliate, one ABC affiliate, and one independent station. Local media's digital presence includes 13 websites, 13 mobile-optimized websites, and 38 applications (apps) focused on news, sports, and weather-related information. Meredith’s national media segment includes leading national consumer media brands delivered via multiple media platforms including print magazines and digital and mobile media, brand licensing activities, database-related activities, and business-to-business marketing products and services. This segment focuses on the food, home, parenthood, and health markets and is a leading publisher of magazines serving women.

Meredith’s common stock is traded on the NYSE under the symbol “MDP.” Meredith’s principal executive office is located at 1716 Locust Street, Des Moines, Iowa 50309 (telephone number: (515) 284-3000).

This joint proxy statement/prospectus incorporates important business and financial information about Meredith from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Incorporation of Certain Documents by Reference” beginning on page [●] of this joint proxy statement/prospectus.

Montage New Holdco, Inc.

Montage New Holdco, Inc., which we sometimes refer to as “New Holdco,” is a Virginia corporation and a direct, wholly owned subsidiary of Media General. New Holdco was formed solely to effect the combination of Media General and Meredith by merging Montage Merger Sub 1, Inc., a direct, wholly owned subsidiary of New Holdco, which we refer to as “Merger Sub 1,” with and into Media General, and merging Montage Merger Sub 2, Inc., a direct, wholly owned subsidiary of New Holdco, which we refer to as “Merger Sub 2,” with and into Meredith, in each case, as provided for in the merger agreement. New Holdco has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction.

Following the completion of the transaction, New Holdco, or “Meredith Media General,” as it is also referred to herein, will be the parent company of Media General and Meredith and will be named “Meredith Media General Corporation” The voting common stock of Meredith Media General is expected to be listed for trading on the NYSE under the symbol “[●].”

New Holdco’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

Montage Merger Sub 1, Inc.

Merger Sub 1 is a Virginia corporation and a direct, wholly owned subsidiary of New Holdco. Merger Sub 1 was formed solely for the purpose of consummating the merger of Merger Sub 1 with and into Media General, as provided for in the merger agreement. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction contemplated by the merger agreement.

Merger Sub 1’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

Montage Merger Sub 2, Inc.

Merger Sub 2 is an Iowa corporation and a direct, wholly owned subsidiary of New Holdco. Merger Sub 2 was formed solely for the purpose of consummating the merger of Merger Sub 2 with and into Meredith, as provided for in the merger agreement. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction contemplated by the merger agreement.

Merger Sub 2’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

The Transaction (Page[●])

On September 7, 2015, Media General entered into the merger agreement with Meredith, Merger Sub 1, Merger Sub 2 and New Holdco. The merger agreement provides for a business combination of Media General and Meredith by means of a two-step merger process described below. As a result of the Media General Merger and the Meredith Merger, Media General and Meredith will be owned by Meredith Media General.

In the Media General Merger, Merger Sub 1will merge with and into Media General, with Media General continuing as the surviving corporation. The Meredith Merger will occur immediately following the Media General Merger. In the Meredith Merger, Merger Sub 2 will merge with and into Meredith, with Meredith continuing as the surviving corporation.

In the Media General Merger, each share of Media General voting common stock and Media General non-voting common stock will automatically be converted into one share of New Holdco voting common stock or New Holdco non-voting common stock, as applicable. In the Meredith Merger, each share of Meredith common stock and Meredith Class B stock will automatically be converted into the right to receive $34.57 in cash and 1.5214 shares of New Holdco voting common stock.

Each share of New Holdco common stock will be issued in accordance with, and subject to the rights and obligations of, the Articles of Incorporation of Meredith Media General, which will be identical to the Articles of Incorporation of Media General (other than the name of the corporation) immediately prior to the effective time of the Media General Merger. However, shortly prior to the Media General Merger, the amendments to Media General’s Articles of Incorporation shown in Annex B attached hereto will be adopted by amending and restating Media General’s Articles of Incorporation in their entirety to be in the form as filed as an exhibit to the registration statement to which this joint prospectus/proxy statement relates, but only if the MG amendment proposal is approved by the Media General shareholders at the Media General special meeting or any adjournment thereof. As such, these amendments to the Media General Articles of Incorporation will be reflected in the Articles of Incorporation of Meredith Media General. For a comparison of the rights and privileges of a holder of shares of Meredith Media General common stock as compared to a holder of shares of Meredith common stock and a holder of Media General common stock, please see “Comparison of Shareholder Rights” beginning on page [●].

Upon completion of the transaction, New Holdco will be renamed “Meredith Media General Corporation” and its voting common stock is expected to be listed for trading on the NYSE under the ticker symbol, “[●].” It is currently expected that the former Media General shareholders will hold approximately 65%, and the former Meredith shareholders will hold approximately 35%, of the fully diluted shares of common stock of Meredith Media General, calculated on a fully diluted basis, immediately following the closing of the transaction. Immediately following the closing of the transaction, Meredith Media General will take steps to restructure its holding of its subsidiaries such that Meredith will be a direct, wholly owned subsidiary of LIN Television, a wholly owned subsidiary of Media General. We refer to this restructuring as the “subsidiary restructuring.” The structure of the transaction, including the result of the subsidiary restructuring, is depicted below:

STEP 1 – MEDIA GENERAL MERGER

MERGER SUB 1 MERGES INTO MEDIA GENERAL

STEP 2 – MEDIA GENERAL MERGER

MERGER SUB 2 MERGES INTO MEREDITH

MEREDITH SHAREHOLDERS
1 MEREDITH common share
1.5214 share of New Holdco common stock and $34.57 in cash
MEREDITH MEDIA GENERAL
MEREDITH
MERGER
MERGER SUB 2
MEDIA GENERAL

MEREDITH MEDIA GENERAL

(Including the Subsidiary Restructuring)

FORMER MEDIA GENERAL SHAREHOLDERS
FORMER MEREDITH SHAREHOLDERS
Approximately 65% ownership
Approximately 35% ownership
MEREDITH MEDIA GENERAL
MEDIA GENERAL
LIN Television Corporation
MEREDITH
LIN Subsidiaries
MEDIA GENERAL Subsidiaries
MEREDITH Subsidiaries

Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors (Page [●])

Media General’s board of directors has determined that the merger agreement and the transaction contemplated by the merger agreement are advisable, fair to and in the best interests of Media General and its shareholders, and adopted and approved the merger agreement and the related transaction agreements and documents. The board of directors of Media General recommends that holders of Media General voting common stock vote “FOR” the MG share issuance proposal and “FOR” the MG amendment proposal.

The Media General board of directors considered many factors in making its determination that the merger agreement and the transaction contemplated by the merger agreement are advisable, fair to and in the best interests of Media General and its shareholders. For a more complete discussion of these factors, see “The Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page [●].

Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors (Page [●])

Meredith’s board of directors has determined that the merger agreement and the transaction contemplated thereby, including the Meredith Merger, taking into consideration the effect on Meredith’s shareholders as well as certain other community interests, are advisable, fair to and in the best interests of Meredith and its shareholders, and unanimously approved, adopted and declared advisable the merger agreement and the transaction contemplated thereby, including the Meredith Merger. For information on the factors considered by Meredith’s board of directors in reaching its decision to approve the merger agreement and the related transaction agreements and documents, see “The Transaction – Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors” beginning on page [●]. The Meredith board of directors unanimously recommends that holders of shares of Meredith common stock and Meredith Class B stock vote “FOR” the Meredith merger proposal and “FOR” the Meredith compensation proposal.

Opinion of Media General’s Financial Advisor (Page [●])

In connection with the transaction, Media General’s financial advisor, RBC Capital Markets, LLC, which we refer to as “RBC Capital Markets,” delivered a written opinion, dated September 4, 2015, to Media General’s board of directors as to the fairness, from a financial point of view and as of such date, to Media General of the Meredith merger consideration provided for in the Meredith Merger. The full text of RBC Capital Markets’ written opinion, dated September 4, 2015, is attached as Annex C to this joint proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to Media General’s board of directors for the benefit, information and assistance of Media General’s board of directors (in its capacity as such) in connection with its evaluation of the transaction. RBC Capital Markets’ opinion addressed only the Meredith merger consideration from a financial point of view to Media General and did not address any other aspect of the transaction or any related transactions. RBC Capital Markets’ opinion also did not address the underlying business decision of Media General to engage in the transaction or related transactions or the relative merits of the transaction or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the transaction, any related transactions or otherwise.

Opinion of Meredith’s Financial Advisor (Page [●])

In connection with the transaction, Meredith’s financial advisor, Moelis & Company LLC, which we refer to as “Moelis,” delivered an oral opinion, which was confirmed by delivery of a written opinion, dated September 7, 2015, addressed to the Meredith board of directors, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth in the opinion, the Meredith merger consideration to be received by holders of Meredith common stock and Meredith Class B stock was fair from a financial point of view to such holders, other than the Excluded Holders (as defined below in the description of Moelis’ opinion).  The full text of Moelis’ written opinion, dated September 7, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference.  Meredith shareholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Meredith board of directors (in its capacity as such) in its evaluation of the transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Meredith merger consideration to the holders of Meredith common stock and Meredith Class B stock (other than the Excluded Holders) and does not address Meredith’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available with respect to Meredith.  Moelis’ opinion does not constitute a recommendation to any shareholder of Meredith as to how such shareholder should vote or act with respect to the transaction or any other matter.

Key Terms of the Merger Agreement (Page [●])

Conditions to the Closing of the Transaction

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, the closing of the transaction depends on a number of conditions being satisfied or waived. These conditions include:

●	receipt of Media General shareholder approval of the MG share issuance proposal and the MG amendment proposal;

●	the filing and effectiveness of the amendment to the Articles of Incorporation of Media General contemplated by the MG amendment proposal;

●	receipt of Meredith shareholder approval of the Meredith merger proposal;

●	the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act”;

●

the grant by the Federal Communications Commission, which we refer to as the “FCC,” of its consent to the transfer of control of the broadcast licensee subsidiaries of Media General and of Meredith and its broadcast subsidiaries in connection with the transaction;

●	the absence of any order or injunction in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

●	either Meredith shall have divested WALA-TV, which it purchased from Media General in December 2014 in connection with the closing of the LIN merger, to a person that is not a party to the merger agreement, such that the consummation of the transaction will not involve the acquisition by Media General of any part of WALA-TV, or the restrictions set forth in the final judgment entered by the United States District Court for the District of Columbia in United States v. Media General, Inc. and LIN Media, LLC, in case no. 14-cv-1823, dated January 13, 2015, relating to Media General’s reacquisition of WALA-TV shall have ceased to be in effect;

●

the effectiveness of a registration statement on Form S-4 registering the shares of New Holdco common stock to be issued to the Media General shareholders and Meredith shareholders in connection with the transaction;

●

the listing on the NYSE of the shares of New Holdco voting common stock to be issued to the Media General shareholders in the Media General Merger and to Meredith shareholders in the Meredith Merger, subject to official notice of issuance;

●	the receipt of third party consents under certain of Media General’s and Meredith’s material contracts;

●	the accuracy of each party’s representations and warranties in the merger agreement (generally subject to a material adverse effect standard);

●

receipt by each of Media General and Meredith of a written opinion from its tax counsel to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code;

●	no material adverse effect with respect to the other party has occurred since the date of the merger agreement; and

●	the performance in all material respects by each party of all obligations required to be performed by it under the merger agreement.

If permitted under applicable law, either of Media General or Meredith may waive a condition for its own respective benefit and consummate the transaction even though one or more of these conditions has not been satisfied. Media General and Meredith cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or when or whether the transaction will be completed.

No Solicitation

As more fully described in this joint proxy statement/prospectus and as set forth in the merger agreement, Media General and Meredith have agreed, among other things:

●	not to solicit, initiate, knowingly encourage or knowingly facilitate alternative acquisition proposals from third parties; and

●	subject to certain exceptions, not to engage in any discussions or negotiations with any third parties regarding alternative acquisition proposals.

 Prior to the time that Meredith receives shareholder approval of the Meredith merger proposal:

●

the Meredith board of directors may, upon receipt of a bona fide unsolicited acquisition proposal, contact the person making such proposal to clarify the terms and conditions and if the Meredith board of directors determines that such acquisition proposal constitutes a superior offer or could reasonably be expected to lead to a superior offer and that the failure to take certain actions would be reasonably likely to be inconsistent with the Meredith board of directors’ fiduciary duties to Meredith’s shareholders under applicable law, then Meredith may furnish information with respect to Meredith and its subsidiaries to the person making the proposal and participate in discussions or negotiations with such person;

●

Meredith may, subject to compliance with certain obligations set forth in the merger agreement, including the payment of a termination fee to Media General, terminate the merger agreement to enter into a definitive agreement to accept a bona fide acquisition proposal that constitutes a superior offer in accordance with the merger agreement, subject to customary notice and matching rights in favor of Media General; and

●

the Meredith board of directors may change its recommendation to the Meredith shareholders regarding adopting the merger agreement in response to an intervening event or a superior offer if the Meredith board of directors determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Meredith’s shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Media General.

Prior to the time that Media General receives shareholder approval of the MG share issuance proposal and the MG amendment proposal:

●

the Media General board of directors may, upon receipt of a bona fide unsolicited acquisition proposal, contact the person making such proposal to clarify the terms and conditions and if the Media General board of directors determines that such acquisition proposal constitutes a superior offer or would reasonably be expected to lead to superior offer and that the failure to take certain actions would be reasonably likely to be inconsistent with the Media General board of directors’ fiduciary duties to Media General’s shareholders under applicable law, then Media General may furnish information with respect to Media General and its subsidiaries to the person making the proposal and participate in discussions or negotiations with such person; and

●

the Media General board of directors may change its recommendation to the Media General shareholders regarding approval of the transaction in response to an intervening event or a superior offer if the Media General board of directors determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to Media General’s shareholders under applicable law, subject in each case to customary notice and matching rights in favor of Meredith.

Subject to the parties’ rights to terminate the merger agreement, including Meredith’s right to terminate the merger agreement as described above, each party has agreed to submit the transaction in the manner described in this joint proxy statement/prospectus to a vote of its shareholders for approval notwithstanding any change in recommendation by its board of directors.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the closing in any of the following ways:

●	by mutual consent of Media General and Meredith;

●	by either Media General or Meredith:

●	if any U.S. federal or state court shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting either of the mergers;

●

if the transaction has not been consummated on or before the “outside date,” which is September 7, 2016, subject to an automatic extension to December 6, 2016 in certain circumstances, described in the section entitled "The Transaction - Financing of the Transaction - Debt Commitment" beginning on page [●], if the only outstanding unfulfilled conditions relate to HSR or FCC approval, and subject to an extension, in the event the marketing period has not ended by the last business day prior to the outside date, to the fifth business day following the final date of the marketing period;

●

if, after completion of the Media General special meeting (including any adjournment or postponement thereof), the Media General shareholders have not approved the MG share issuance proposal and the MG amendment proposal;

●	if, after completion of the Meredith special meeting (including any adjournment or postponement thereof), the Meredith shareholders have not approved the Meredith merger proposal;

●

if there has been an uncured breach by the other party of any of the representations and warranties or covenants of the other party in the merger agreement and as a result of such breach the related closing conditions cannot be satisfied by the earlier of (x) 30 days following notice of such breach or (y) the outside date; or

●	if the other party fails to consummate the closing within three business days after the day such party is required to consummate the closing under the merger agreement;

●	by Media General:

●

prior to the approval of the Meredith merger proposal by Meredith’s shareholders, if Meredith breaches or fails to perform in any material respect its no solicitation covenant or its obligations with respect to the Meredith special meeting; or

●

prior to the approval of the Meredith merger proposal by Meredith’s shareholders, if Meredith’s board of directors (x) fails to include its recommendation of the Meredith merger proposal in this joint proxy statement/prospectus or changes its recommendation for the Meredith merger proposal, or (y) fails to reaffirm its recommendation of the Meredith merger proposal within ten business days after both an acquisition proposal for Meredith is made public and Meredith receives a written request from Media General to do so; provided that Media General is only entitled to terminate the merger agreement pursuant to clause (x) or (y) within ten business days after the occurrence of such event;

●	by Meredith:

●

prior to the approval of the MG share issuance proposal and the MG amendment proposal by Media General’s shareholders, if Media General breaches or fails to perform in any material respect its no solicitation covenant or its obligations with respect to the Media General special meeting;

●

prior to the approval of the MG share issuance proposal and the MG amendment proposal by Media General’s shareholders, if Media General’s board of directors (x) fails to include its recommendation of the MG share issuance proposal and the MG amendment proposal in this joint proxy statement/prospectus or changes its recommendation for the MG share issuance proposal or the MG amendment proposal, or (y) fails to reaffirm its recommendation of the MG share issuance proposal and the MG amendment proposal within ten business days after both an acquisition proposal for Media General is made public and Media General receives a written request from Meredith to do so; provided that Meredith is only entitled to terminate the merger agreement pursuant to clause (x) or (y) within ten business days after the occurrence of such event; or

●

prior to the approval of the Meredith merger proposal by Meredith’s shareholders, if the Meredith board of directors determines to enter into a definitive agreement for an unsolicited alternative business combination transaction that the board of directors of Meredith determines to be superior to the transaction, so long as Meredith complies with certain notice and other requirements set forth in the merger agreement.

Termination Fee

Media General would be required to pay Meredith:

●

a $60 million termination fee if it consummates an alternative business combination transaction within one year after termination of the merger agreement or enters into an agreement for such a transaction within one year after termination of the merger agreement and that transaction is consummated; and

(i) an acquisition proposal in respect of Media General is made public (and not withdrawn) at or prior to Media General’s special meeting and the merger agreement is terminated due to the failure of Media General’s shareholders to approve the MG share issuance proposal and the MG amendment proposal; or

(ii) the merger agreement is terminated due to the transaction not being consummated by the outside date and an acquisition proposal in respect of Media General is made public (and not withdrawn) prior to such termination and Media General’s shareholders failed to approve the MG share issuance proposal and the MG amendment proposal at the special meeting; or

●

a $15 million termination fee if Media General’s shareholders do not approve the MG amendment and the MG share issuance proposal at a shareholder meeting held for such purpose.  If paid, the $15 million termination fee would be credited against any $60 million termination fee that Media General subsequently is required to pay Meredith.

Meredith would be required to pay Media General:

●	a $60 million termination fee if, prior to Meredith’s special meeting, Meredith terminates the merger agreement to enter into a definitive agreement to accept a superior offer;

●

a $60 million termination fee if it consummates an alternative business combination transaction within one year after termination of the merger agreement or enters into an agreement for such a transaction within one year after termination of the merger agreement and that transaction is consummated; and

(i) an acquisition proposal in respect of Meredith is made public (and not withdrawn) at or prior to Meredith’s special meeting and the merger agreement is terminated due to the failure of Meredith’s shareholders to approve the Meredith merger proposal; or

(ii) the merger agreement is terminated due to the transaction not being consummated by the outside date and an acquisition proposal in respect of Meredith is made public (and not withdrawn) prior to such termination and Meredith’s shareholders failed to approve the Meredith merger proposal at the special meeting; or

●

a $15 million termination fee if Meredith’s shareholders do not approve the Meredith merger proposal at a shareholder meeting held for such purpose. If paid, the $15 million termination fee would be credited against any $60 million termination fee that Meredith subsequently is required to pay Media General.

In no case will either Media General or Meredith be required to pay to Meredith or Media General, as applicable, a termination fee in excess of $60 million.

Listing of New Holdco Voting Common Stock (Page [●])

Meredith Media General intends to apply to list the shares of New Holdco voting common stock to be issued to the shareholders of Media General in the Media General Merger and to the shareholders of Meredith in the Meredith Merger on the NYSE under the symbol “[●].”

Delisting and Deregistration of Meredith Common Shares (Page [●])

Meredith common stock is listed and trades on the NYSE under the symbol “MDP.” Following the completion of the transaction, Meredith common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” and will cease to be publicly traded. Meredith Class B stock is not listed or publicly traded but is registered under the Exchange Act. Following the completion of the transaction, Meredith Class B stock will be deregistered under the Exchange Act. In addition, the Media General voting common stock will be deregistered under the Exchange Act, will be delisted from the NYSE and will cease to be publicly traded.

Voting Agreements (Page [●])

In connection with the execution of the merger agreement, Standard General Fund, L.P. and Standard General Communications, LLC, which we refer to as the “SG shareholders,” have entered into a voting and support agreement with Media General and Meredith, pursuant to which, prior to the earlier of completion of the Meredith Merger or the termination of the merger agreement (or during the 180 days after termination of the merger agreement under certain circumstances), the SG shareholders have agreed to vote the shares of Media General voting common stock owned by them (i) in favor of the approval and adoption of the MG share issuance proposal, the MG amendment proposal and the other transactions contemplated by the merger agreement and (ii) against other acquisition proposals (including the Nexstar September 28 proposal) and certain other actions and transactions, including voting any shares they then hold against an alternative acquisition proposal (including the Nexstar September 28 proposal) during the 180 days after termination of the merger agreement under certain circumstances, as further described in “The Agreements – Description of the Standard General Voting Agreement” beginning on page [●]. The SG shareholders have also agreed not to transfer any of the Media General voting common stock held by them prior to the earlier of the date the MG share issuance proposal and the MG amendment proposal are approved by the shareholders of Media General and the termination of the merger agreement, and to refrain from solicitation of other acquisition proposals prior to the earlier of the completion of the Media General Merger or the termination of the merger agreement (or during the 180 days after termination of the merger agreement under certain circumstances). The SG shareholders hold approximately 14.5% of the outstanding shares of Media General common stock as of the record date.

Also in connection with the execution of the merger agreement, Dianna Mell Meredith Frazier and Edwin T. Meredith, IV, which we refer to as the “Meredith supporting shareholders,” have entered into a voting and support agreement with Media General, New Holdco and Meredith, pursuant to which, prior to the earlier of the completion of the Meredith Merger or the termination of the merger agreement, the Meredith supporting shareholders have agreed to vote with respect to the Meredith Class B stock and Meredith common stock owned by them (i) in favor of the approval and adoption of the Meredith merger proposal and the other transaction contemplated by the merger agreement and (ii) against other acquisition proposals and certain other actions and transactions, as described in the voting agreement. The Meredith supporting shareholders also agreed to certain transfer restrictions with respect to their Meredith common shares and to refrain from solicitation of other acquisition proposals prior to the earlier of the completion of the Meredith Merger or the termination of the merger agreement. See “The Agreements – Description of the Meredith Shareholders’ Voting Agreement” beginning on page [●] for more detail. The Meredith supporting shareholders collectively control approximately 63% of the outstanding Meredith Class B stock and less than 1% of the outstanding Meredith common stock as of the record date.

Financing of the Transaction (Page [●])

Pursuant to the merger agreement, Meredith agreed to use reasonable best efforts to provide to Media General such cooperation in connection with the transaction financing as may be reasonably requested by Media General. On September 7, 2015, in connection with signing the merger agreement, Media General entered into a commitment letter, which we refer to as the “debt commitment,” with Royal Bank of Canada, which we refer to as “RBC,” JPMorgan Chase Bank, N.A., which we refer to as “JPM,” and certain of their respective affiliates for a commitment with respect to the financing required by Media General to consummate the transaction. The financing under the debt commitment, the availability of which is contingent on the satisfaction of certain conditions, including the closing of the transaction, provides for credit facilities in an aggregate principal amount of up to $2.8 billion, consisting of a combination of one or more of the following: (i) a senior secured term B loan facility incurred as an incremental term B facility under Media General’s existing senior secured bank term credit facility and (ii) a senior unsecured bridge facility. Each of the facilities will bear interest at LIBOR plus an applicable margin. The term B loan facility will be secured by liens on substantially all of Media General’s assets and will be guaranteed by Media General, Meredith Media General and its wholly owned domestic subsidiaries. Various economic terms of the debt financing are subject to change in the process of syndication, and also the closing of the debt financing is subject to early escrow under certain circumstances. RBC will also use commercially reasonable efforts to arrange a $200 million incremental revolving credit commitment in respect of Media General’s existing senior secured revolving credit facility. On October 8, 2015, the debt commitment was amended and restated to join the following financial institutions with RBC and JPM as commitment parties in connection with the financing for the transaction: The Bank of Tokyo-Mitsubishi UJF, Ltd.; Capital One, N.A.; Citizens Bank, N.A.; SunTrust Bank; SunTrust Robinson Humphrey, Inc. and Fifth Third Bank. In connection with the transaction, it is currently expected that substantially all of Meredith’s outstanding third-party indebtedness will be repaid or satisfied at or prior to the closing date, and the $290 million aggregate principal amount of LIN Television’s 6.375% Senior Notes due 2021, which we refer to as the “Media General 2021 Notes,” will also be repaid. See “The Transaction – Financing of the Transaction” beginning on page [●].

Regulatory Approvals (Page [●])

The closing of the transaction is conditioned on the expiration or termination of the waiting period under the HSR Act, and receipt from the FCC of consent to the transfer of control of the broadcast licensee subsidiaries of Media General and of Meredith and its broadcast subsidiaries in connection with the transaction. On October 21, 2015, Media General and Meredith received a Request for Additional Information, which we refer to as a “Second Request,” from the Antitrust Division of the U.S. Department of Justice, which we refer to as the “Antitrust Division.” The effect of the Second Request is to extend the waiting period imposed by the HSR Act until thirty days after both Media General and Meredith substantially comply with the request, unless that period is extended voluntarily by the parties or terminated sooner by the Antitrust Division. Also, the deadline for filing petitions to deny FCC consent was October 28, 2015, and no such petitions were filed. For additional information relating to the regulatory approvals, see “The Transaction – Regulatory Approvals” beginning on page [●], and “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Mergers (Page [●])

Media General and Meredith intend that the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. The obligation of Media General to complete the mergers is conditioned upon the receipt by Media General of an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Media General, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. The obligation of Meredith to complete the mergers is conditioned upon the receipt by Meredith of an opinion from McDermott Will & Emery LLP, counsel to Meredith, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●], the U.S. federal income tax consequences of the mergers to U.S. holders (as defined herein) of Media General common stock or Meredith common shares generally will be as described below.

●	U.S. holders of Media General common stock will not recognize gain or loss upon the exchange of their Media General common stock for New Holdco common stock in the Media General Merger.

●

U.S. holders of Meredith common shares will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the New Holdco common stock and the amount of cash received by such holder in exchange for its Meredith common shares exceeds the holder’s adjusted basis in its Meredith common shares, and (2) the amount of cash (other than cash received instead of a fractional share interest in New Holdco common stock) received by such holder in exchange for its Meredith common shares.

The treatment of any cash received by a holder of Meredith common shares instead of a fractional share interest in New Holdco common stock is discussed in “Material U.S. Federal Income Tax Consequences of the Mergers – Tax Consequences to U.S. Holders of Media General Common Stock and Meredith Common Shares – Cash Received Instead of a Fractional Share of New Holdco Common Stock” beginning on page [●].

For a more detailed summary of the material U.S. federal income tax consequences of the mergers, see “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [●].

Officers and Directors of Meredith Media General after the Transaction (Page [●])

Upon the closing of the transaction:

●	the board of directors of Meredith Media General will be comprised of 12 members, eight of whom will be designated by Media General and four of whom will be designated by Meredith;

●

Stephen M. Lacy, the current President and Chief Executive Officer of Meredith, will be the President and Chief Executive Officer of Meredith Media General and will be one of the four directors designated by Meredith;

●	Joseph Ceryanec, the current Chief Financial Officer of Meredith, will become the Chief Financial Officer of Meredith Media General; and

●	J. Stewart Bryan III, the current Chairman of Media General, will serve as Chairman of Meredith Media General and will be one of the eight directors designated by Media General.

For a further description of the governance of Meredith Media General following the closing of the transaction, see “Description of Meredith Media General Capital Stock” beginning on page [●], “Comparison of Shareholders Rights” beginning on page [●] and “The Agreements – Description of the Merger Agreement – Directors and Officers of Meredith Media General” beginning on page [●].

Interests of Media General’s Directors and Officers in the Transaction (Page [●])

In considering the recommendation of the Media General board of directors, Media General shareholders should be aware that certain of Media General’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Media General’s shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Media General board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that Media General shareholders vote for the MG share issuance, MG amendment and MG adjournment proposals. For additional information on the interests of Media General’s directors and officers in the transaction, see “The Transaction – Interests of Media General’s Directors and Officers in the Transaction” beginning on page [●].

Interests of Meredith’s Directors and Officers in the Transaction (Page [●])

In considering the recommendation of the Meredith board of directors, Meredith shareholders should be aware that certain of Meredith’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Meredith’s shareholders generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Meredith board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that Meredith shareholders vote for the Meredith merger proposal and the Meredith compensation proposal. For additional information on the interests of Meredith’s directors and officers in the transaction, see “The Transaction – Interests of Meredith’s Directors and Officers in the Transaction” beginning on page [●].

Voting by Media General’s Directors and Executive Officers (Page [●])

As of the record date, the directors and executive officers of Media General beneficially owned, in the aggregate, [●] shares (or approximately [●]%) of the Media General voting common stock. For additional information regarding the votes required to approve the proposals to be voted on at the Media General special meeting, see “The Media General Special Meeting – Vote Required” beginning on page [●]. The directors and executive officers of Media General holding approximately [●] shares (or approximately [●]%) of Media General voting common stock have informed Media General that they currently intend to vote all of their shares for the proposals to be voted on at the Media General special meeting. In addition, pursuant to the SG voting agreement, the SG shareholders, who collectively hold approximately 14.5% of the outstanding shares of voting common stock of Media General as of the record date, agreed to vote their shares in favor of the MG share issuance proposal and the MG amendment proposal. For additional information regarding the SG voting agreement, see “The Agreements – Description of the Media General Shareholders’ Voting Agreement” beginning on page [●].

Voting by Meredith’s Directors and Executive Officers (Page[●])

As of the record date, the directors and executive officers of Meredith beneficially owned, in the aggregate, [●] shares of Meredith common stock and [●] shares of Meredith Class B stock, representing approximately [●]% of the voting power of Meredith common stock voting as a separate class, [●]% of the voting power of Meredith Class B stock voting as a separate class, and [●]% of the combined voting power of Meredith common shares. For additional information regarding the votes required to approve the proposals to be voted on at the Meredith special meeting, see “The Meredith Special Meeting” beginning on page [●]. The directors and executive officers of Meredith have informed Meredith that they currently intend to vote all of their Meredith common stock and Meredith Class B stock for the proposals to be voted on at the Meredith special meeting. In addition, pursuant to the Meredith voting agreement, the Meredith supporting shareholders, who collectively control less than 1% of the issued and outstanding Meredith common stock and approximately 63% of the issued and outstanding Meredith Class B stock (representing approximately 45.8 % of the voting power when voting together as a single class) as of the record date, agreed to vote their Meredith common stock and Meredith Class B stock in favor of the Meredith merger proposal and all other transactions contemplated by the merger agreement. For additional information regarding the voting agreements, see “The Agreements – Description of the Meredith Shareholders’ Voting Agreement” beginning on page [●].

Appraisal Rights (Page [●])

Media General

Media General shareholders will not have appraisal rights under the VSCA with respect to the Media General Merger.

Meredith

Pursuant to the Iowa Business Corporation Act, which we refer to as the “IBCA,” the holders of each share of Meredith Class B stock are entitled to rights of appraisal under Section 490.1302 of the IBCA, in connection with the Meredith Merger with respect to their Meredith Class B stock. Holders of Meredith common stock are not entitled to appraisal rights under the IBCA in connection with the transaction with respect to those shares.

For a summary of the material provisions of Sections 490.1302 through 490.1331 of the IBCA required to be followed by holders of Meredith Class B stock wishing to demand appraisal rights with respect to their Meredith Class B stock, please read the section titled “Appraisal Rights” beginning on page [●].

Litigation Related to the Transaction (Page [●])

Between September 21 and October 21, 2015, four purported shareholders of Meredith filed putative class action lawsuits in Iowa state and federal court against Meredith, members of the Meredith board of directors, New Holdco, Merger Sub 1, Merger Sub 2 and Media General. The three state court cases are captioned Agans v. Meredith Corporation, et al., Case No. 05771 EQCE078935, Sneed v. Meredith Corporation, et al., Case No. 05771 EQCE079057, and Martin v. Meredith Corporation, et al., Case No. 05771 CVCV050706 were all filed in Polk County, Iowa and the federal case is captioned Mundy v. Lacy, et al., Case No. 4:15-cv-00371 (U.S. District Court for the Southern District of Iowa).

The complaints in all four cases generally allege that the individual defendants breached their fiduciary duties to the plaintiffs and the putative class by failing to properly value Meredith, failing to take steps to maximize the value of Meredith, and approving deal protection provisions in the merger agreement. The plaintiffs also claim that Media General, New Holdco, Merger Sub 1 and Merger Sub 2 aided and abetted the individual defendants’ breaches. The complaints generally seek a declaration that the cases should be maintained as a class action, an injunction enjoining the transaction, rescission of the merger agreement, the creation of a constructive trust, and an award of attorneys’ fees, expert fees and costs.

Meredith and Media General believe that the claims asserted in each of these actions are without merit and intend to defend each of them vigorously.

MEDIA GENERAL SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected consolidated financial data for Media General. On December 19, 2014, which we refer to as the “LIN closing date,” old Media General, Inc., now known as MGOC, Inc., which we refer to as “Old Media General,” and LIN were combined in the LIN merger. As a result of the LIN merger, Media General, formerly known as Mercury New Holdco, Inc., became the parent public-reporting company of the combined company; LIN Television became a direct, wholly owned subsidiary of Media General and Old Media General became a direct, wholly owned subsidiary of LIN Television and an indirect, wholly owned subsidiary of Media General. Also on the LIN closing date, Media General, through its wholly owned subsidiaries, completed the sale of the following television stations: (i) WJAR-TV in Providence, Rhode Island; (ii) WLUK-TV and WCWF-TV in Green Bay-Appleton, Wisconsin; (iii) certain assets of WTGS-TV in Savannah, Georgia; (iv) WVTM-TV in Birmingham, Alabama; (v) WJCL-TV in Savannah, Georgia; and (vi) WALA-TV in Mobile, Alabama. It also completed the purchase of the following television stations: (i) KXRM-TV and KXTU-LD in Colorado Springs, Colorado, (ii) WTTA-TV in Tampa, Florida and (iii) WHTM-TV in Harrisburg, Pennsylvania.

On November 12, 2013, Media General and Young were combined in the Young merger. Although Old Media General was the legal acquirer of Young in the transaction, the transaction was accounted for as a reverse merger, whereby Young acquired Old Media General for accounting purposes only. Consequently, the consolidated financial statements of Old Media General, which we refer to for this purpose as “Legacy Media General,” the legal acquirer and the continuing public corporation in the transaction, have been prepared with Young as the surviving entity but named Media General, Inc. Accordingly, prior period financial information presented for Media General in the consolidated financial statements reflects the historical activity of Young for all periods through the date of the consummation of the Young merger.

The financial statement data as of and for the years ended December 31, 2014 and December 31, 2013 are derived from Media General’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Media General’s Annual Report on Form 10-K for the year ended December 31, 2014 and reflect the operating results of LIN from the LIN closing date through December 31, 2014, and the results of Young from January 1, 2013 to November 11, 2013, and the results of the combined Media General and Young from November 12, 2013 through December 31, 2013. The financial statement data for the year ended December 31, 2012 are derived from the audited financial statements of Media General and are incorporated by reference into this joint proxy statement/prospectus from Media General’s Annual Report on Form 10-K for the year ended December 31, 2014, which financial statements reflect the historical results of Young for those periods. The financial statement data as of December 31, 2012 and 2011 and for the year ended December 31, 2011, as of and for the six months ended December 31, 2010, as of and for the six months ended June 30, 2010, are derived from the audited financial statements of Media General, which financial statements are not included in or incorporated by reference into this joint proxy statement/prospectus and reflect the historical results of Young for those periods. Earnings per share was not previously presented in the audited financial statements of Young but is included for the successor periods below for comparison purposes.

The financial statement data as of and for the nine months ended September 30, 2015, and for the nine months ended September 30, 2014, are derived from Media General’s unaudited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Media General’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015. The financial statement data of Media General as of September 30, 2014 are derived from Media General’s unaudited financial statements not included in or incorporated by reference into this joint proxy statement/prospectus.

The financial data provided below is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Media General and the related notes contained in its annual and quarterly reports and the other information that Media General has previously filed with the SEC and which is incorporated into this joint proxy statement/ prospectus by reference. See “Incorporation of Certain Documents by Reference” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

	Successor							Predecessor

	For the Nine Months Ended September 30, 2015	For the Nine Months Ended September 30, 2014	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Six Months Ended December 31, 2010	For the Six Months Ended June 30, 2010
(In thousands, except per share amounts)
Statement of Operations Data:
Net operating revenue	$938,993	$458,253	$674,963	$269,912	$228,183	$174,520	$103,187	$84,307
Operating income	27,057	76,472	115,104	33,827	55,493	21,304	25,108	13,497
Net income (loss) attributable to Media General(1)	(54,291)	25,566	53,506	6,140	35,921	103,924	15,091	609,627
Net earnings per common share (basic)(2)	(0.42)	0.29	0.59	0.11	0.82	1.91	0.28	-
Net earnings per common share (assuming dilution) (2)	(0.42)	0.29	0.58	0.10	0.53	1.14	0.17	-
Other Financial Data:
Total current assets	378,491	155,922	524,544	203,296	72,587	95,901	84,441	-
Total assets (3)	4,462,165	1,908,553	4,742,774	1,921,368	483,197	510,601	464,232	-
Total current liabilities, excluding current portion of long-term debt and capital lease obligations	181,322	95,638	175,685	68,622	34,169	24,633	28,702	-
Long-term debt, including current portion and capital lease obligations(4)	2,249,895	907,414	2,427,627	918,309	154,462	82,587	75,758	-
Cash dividends per share	-	-	-	-	-	-	-	-

The predecessor period represents the financial information of Young Broadcasting Inc. prior to July 1, 2010. The successor periods represent the financial information of Young on or after July 1, 2010 (after the application of fresh-start reporting) until the completion of the Young merger on November 12, 2013. Operating results for 2014 include the results of LIN for the period December 19, 2014 (the date of completion of the LIN merger) through December 31, 2014.

(1)

In 2009, Young Broadcasting Inc. filed for Chapter 11 bankruptcy protection as a result of the continuing deterioration of economic conditions. During the six months ended June 30, 2010, Young Broadcasting Inc. recorded $609 million in gains as a result of reorganization items and fresh start accounting adjustments related to the bankruptcy. In 2011, Young Broadcasting Inc. released the valuation allowance on its deferred tax assets in the amount of $96.8 million.

(2)

Earnings per share has been adjusted to reflect Young shares multiplied by the exchange ratio of 730.6171 shares of Media General for each share and share equivalent of Young. Periods before bankruptcy for the predecessor are not meaningful.

(3)

Total assets increased by $137 million from December 31, 2009 to December 31, 2010 due to the step up to fair value of Young’s assets and liabilities as a result of the application of fresh start accounting as of June 30, 2010, upon Young's emergence from bankruptcy. Total assets as of December 31, 2013 include the impact of the Young merger. Total assets as of December 31, 2014 reflect the LIN merger.

(4)

In 2010, Young Broadcasting Inc. extinguished $822 million of long-term debt as a result of the Chapter 11 bankruptcy proceedings. Post-bankruptcy, Young entered into a new $75 million term loan which is included in long-term debt as of December 31, 2010. The increase in long-term debt during 2012 is primarily the result of borrowings under a new $175 million senior credit facility, which was put in place in December 2011. Long-term debt as of December 31, 2013 reflects the impact of the Young merger and the refinancing of the Media General's long-term debt, which included an $885 million term loan under Media General’s existing senior secured credit facility, which we refer to as the “Senior Secured Credit Facility,” and $32 million of term loans. Long term debt as of December 31, 2014 reflects the impact of the LIN merger, including incremental borrowing of $825 million of term loan B under the Senior Secured Credit Facility and the issuance of $400 million aggregate principal amount of LIN Television’s 5.875% Senior Notes due 2022, which we refer to as the “Media General 2022 Notes.”

***

MEREDITH SELECTED HISTORICAL FINANCIAL DATA

Set forth below are selected consolidated financial data for Meredith for each of the five years in the period ended June 30, 2015. The financial statement data as of the years ended June 30, 2014 and June 30, 2015 and for the years ended, June 30, 2013, June 30, 2014 and June 30, 2015 are derived from Meredith’s audited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Meredith’s Annual Report on Form 10-K for the year ended June 30, 2015. The financial statement data as of the years ended June 30, 2011, June 30, 2012 and June 30, 2013 and for the years June 30, 2011 and June 30, 2012 are derived from the audited financial statements of Meredith, which financial statements are not included in or incorporated by reference into this joint proxy statement/prospectus. The financial statement data as of and for the three months ended September 30, 2015, and for the three months ended September 30, 2014, are derived from Meredith’s unaudited financial statements that are incorporated by reference into this joint proxy statement/prospectus from Meredith’s Quarterly report on Form 10-Q for the quarterly period ended September 30, 2015. The financial statement data of Meredith as of September 30, 2014 are derived from Meredith’s unaudited financial statements not incorporated by reference into this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

	Three Months Ended September 30,		Year Ended June 30,(1)
	2015	2014	2015	2014	2013	2012	2011(2)

			(In thousands, except per share data)
Results of operations
Revenues	$384,666	$371,184	$1,594,176	$1,468,708	$1,471,340	$1,376,687	$1,400,480
Costs and expenses	340,574	305,563	1,294,260	1,222,265	1,215,156	1,146,590	1,135,644
Depreciation and amortization	15,080	12,769	57,804	59,928	45,350	44,326	39,545
Income from operations	29,012	52,852	242,112	186,515	210,834	185,771	225,291
Net interest expense	(5,313)	(4,242)	(19,352)	(12,176)	(13,430)	(12,896)	(12,938)
Income taxes	(12,670)	(19,245)	(85,969)	(60,798)	(73,754)	(68,503)	(80,743)
Earnings from continuing operations	11,029	29,365	136,791	113,541	123,650	104,372	131,610
Discontinued operations	-	-	-	-	-	-	(4,178)
Net earnings	$11,029	$29,365	$136,791	$113,541	$123,650	$104,372	$127,432
Basic per share information
Earnings from continuing operations	$0.25	$0.66	$3.07	$2.54	$2.78	$2.33	$2.89
Discontinued operations	-	-	-	-	-	-	(0.09)
Net earnings	$0.25	$0.66	$3.07	$2.54	$2.78	$2.33	$2.80
Diluted per share information
Earnings from continuing operations	$0.24	$0.65	$3.02	$2.50	$2.74	$2.31	$2.87
Discontinued operations	-	-	-	-	-	-	(0.09)
Net earnings	$0.24	$0.65	$3.02	$2.50	$2.74	$2.31	$2.78
Average diluted shares outstanding	45,366	45,157	45,323	45,410	45,085	45,100	45,832
Other per share information
Dividends	$0.4575	$0.4325	$1.7800	$1.6800	$1.5800	$1.4025	$0.9700
Stock price-high	53.11	50.24	57.22	53.84	48.37	35.00	37.51
Stock price-low	39.40	42.69	41.95	40.11	29.27	21.10	28.92
Financial position
Current assets	$520,052	$476,024	$482,531	$493,122	$407,692	$359,436	$333,738
Working capital (deficit)	(16,849)	39,775	(48,470)	10,019	(48,979)	(123,150)	(75,254)
Total assets	2,878,978	2,542,590	2,843,282	2,543,800	2,140,059	2,016,299	1,712,829
Long-term obligations (including current portion)	841,626	740,630	802,774	723,838	359,185	390,447	208,979
Shareholders' equity	946,393	901,199	951,850	891,652	854,296	797,445	774,985

(1) Over the last five fiscal years, Meredith has acquired a number of companies. The results of Meredith’s acquired companies have been included in its consolidated financial statements since their respective dates of acquisition. Long-term obligations include broadcast rights payable and Meredith debt associated with continuing operations.

(2) Fiscal 2011 included the operations and related shut-down charges of ReadyMade magazine.

***

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 19, 2014, Media General and LIN were combined in the LIN merger. Also on that date, in connection with the LIN merger, Media General and LIN swapped or otherwise divested certain stations.

The unaudited pro forma condensed combined financial information for the year ended December 31, 2014 and for the nine months ended and as of September 30, 2015 has been derived from the historical consolidated financial statements of Media General for the year ended December 31, 2014 and for the nine months ended and as of September 30, 2015, the historical consolidated financial statements of LIN Media for the period January 1, 2014 to December 18, 2014, and the historical consolidated financial statements of Meredith for the calendar year ended December 31, 2014 and for the nine months ended and as of September 30, 2015, along with certain adjustments.

Meredith's fiscal year ends on June 30. Therefore the Meredith unaudited historical consolidated financial statement of operations for the calendar year ended December 31, 2014 is derived by combining the first six months of Meredith’s fiscal year 2015 and the last six months of Meredith’s fiscal year 2014. Meredith’s unaudited historical consolidated financial statement of operations for the nine months ended September 30, 2015, is derived by combining the financial data from the last six months of Meredith’s fiscal year 2015 and the financial data from the first three months of Meredith’s fiscal year 2016.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 have been prepared as though the LIN merger and the Meredith Merger occurred as of January 1, 2014. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 have been prepared as though the Meredith Merger occurred as of January 1, 2014, and the unaudited pro forma condensed combined balance sheet information at September 30, 2015 has been prepared as if the Meredith Merger occurred as of September 30, 2015.

The pro forma adjustments give effect to events that are (1) directly attributable to the mergers, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company’s results. The pro forma adjustments are based on available information and assumptions that Media General’s and Meredith's managements believe are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would have been had the LIN merger and the Meredith Merger occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that the managements of Media General and Meredith believe could have been achieved had the LIN merger and the Meredith Merger been completed on the dates assumed.

The Meredith Merger will be accounted for using the acquisition method of accounting in accordance with the Financial Accounting Standards Board, Accounting Standards Codification, which we refer to as “ASC,” 805, Business Combinations. Media General’s and Meredith’s managements have evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Meredith Merger and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will acquire Meredith for financial accounting purposes. Accordingly, Media General’s cost to acquire Meredith has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Media General’s acquisition of Meredith will not be known until the date of closing of the Meredith Merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

The actual amounts recorded as of the completion of the Meredith Merger may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

●

changes in Meredith’s net assets between the pro forma balance sheet as of September 30, 2015 and the closing of the Meredith Merger, which could impact the preliminary estimated purchase price or the preliminary estimated fair value as of the effective date of the Meredith Merger;

●	changes in the price of Media General voting common stock;

●	the value of the combined company at the effective date of the Meredith Merger; and

●	other changes in net assets that may have occurred prior to the completion of the Meredith Merger, which could cause material differences in the information presented.

The unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and in conjunction with the consolidated financial statements and related notes of both Media General and Meredith filed with the SEC.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” beginning on page [●] and “Cautionary Note Regarding Forward Looking Statements” beginning on page [●]. See also “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [●].

	Meredith Media General Pro Forma Condensed Combined Balance Sheet (Unaudited, in thousands) As of September 30, 2015
	Media General Historical	Meredith Historical	Pro Forma Adjustments	Pro Forma Combined Company
Total current assets	$378,491	$520,052	$(208,314)	$690,229
Total assets	$4,462,165	$2,878,978	$1,921,576	$9,262,719

Total current liabilities	$185,318	$536,901	$(38,265)	$683,954
Total liabilities	$3,015,324	$1,932,585	$1,841,858	$6,789,767

Total shareholders' equity	$1,416,694	$946,393	$79,718	$2,442,805

Meredith Media General

Pro Forma Condensed Combined Statements of Operations

(Unaudited, in thousands except per share amounts)

	For the Twelve Months Ended December 31, 2014
	Media General				LIN Media				Media General - LIN Merger		Meredith	Meredith – Media General
	Media General Historical	Media General Station Divestitures	Station Acquisitions	Pro Forma Media General	LIN Media Historical 1.1.14 - 12.18.14	LIN Media Station Divestitures	Other (1)	Pro Forma LIN Media	Combined Company Pro Forma Adjustments	Pro Forma Combined Company	Meredith Historical	Combined Company Pro Forma Adjustments		Pro Forma Combined Company
Total net operating revenue	$674,963	$(53,011)	$44,750	$666,702	$745,380	$(68,173)	$1,367	$678,574	$-	$1,345,276	$1,528,297	-		$2,873,573
Total operating costs	559,859	(37,031)	29,224	552,052	727,699	(50,346)	1,978	679,331	(35,304)	1,196,079	1,314,777	80,999		2,591,855
Operating income (loss)	115,104	(15,980)	15,526	114,650	17,681	(17,827)	(611)	(757)	35,304	149,197	213,520	(80,999)		281,718
Net income (loss)	56,520	(9,589)	9,316	56,247	(32,422)	(7,179)	(1,124)	(40,725)	(18,435)	(2,913)	127,887	(114,485)		10,489
Net income (loss) attributable to Company	$53,506	$(9,589)	$9,316	$53,233	$(32,293)	$(8,555)	$(1,124)	$(41,972)	$(20,040)	$(8,779)	$127,887	$(114,485)		$4,623
Income per common share (basic)	$0.59			$0.59				$(0.78)		$(0.07)				$0.02
Weighted average common shares (basic)	89,912			89,912				53,962		129,796		68,980	(a)	198,776
Income per common share (assuming dilution)	$0.58			$0.58				$(0.78)		$(0.07)				$0.02
Weighted average common shares (assuming dilution)	91,052			91,052				53,962		129,796		72,363	(a)	203,298

(1)      Reflects four weeks of data for Federated Media and its adjustments for LIN’s purchase of that company.

(a)      Assumes that the 69.0 million shares of New Holdco voting common stock estimated to be issued to acquire Meredith were outstanding for the entire period. Diluted common shares include an estimate of the dilutive effect of equity instruments including those expected to be issued to certain Meredith employees to replace outstanding Meredith stock options.

Meredith Media General

Pro Forma Condensed Combined Statements of Operations

(Unaudited, in thousands except per share amounts)

	For the Nine Months Ended September 30, 2015
	Media General	Meredith	Meredith – Media General Merger
	Media General Historical	Meredith Historical	Combined Company Pro Forma Adjustments		Pro Forma Combined Company
Total net operating revenue	$938,993	$1,208,753	$-		$2,147,746
Total operating costs	911,936	1,059,343	41,084		2,012,363
Operating income (loss)	27,057	149,410	(41,084)		135,383
Net income (loss)	(55,686)	78,864	(71,383)		(48,205)
Net income (loss) attributable to Company	$(54,291)	$78,864	$(71,383)		$(46,810)

Income (loss) per common share (basic)	$(0.42)				$(0.24)

Weighted average common shares (basic)	128,844		68,980	(a)	197,824

Income (loss) per common share (assuming dilution)	$(0.42)				$(0.24)

Weighted average common shares (assuming dilution)	128,844		68,980	(a)	197,824

(a)      Assumes that the 69.0 million shares of New Holdco voting common stock estimated to be issued to acquire Meredith were outstanding for the entire period. Diluted common shares include an estimate of the dilutive effect of equity instruments, including those expected to be issued to certain Meredith employees to replace outstanding Meredith stock options. For the nine months ended September 30, 2015, the pro forma condensed combined company has excluded 4.7 million shares of New Holdco voting common stock issuable for share options and restricted shares from the calculation of dilutive earnings per share, because the net loss causes such shares to be anti-dilutive.

****

The unaudited pro forma condensed combined financial information does not reflect certain events that have occurred or may occur after the completion of the Meredith Merger. As such, the combined company’s financial statements may be materially different than the unaudited pro forma condensed combined financial information presented. The following material items are not reflected in the unaudited pro forma condensed combined financial information:

1.     Media General and Meredith expect to swap or otherwise divest certain television stations as part of the process of obtaining regulatory approvals for the Meredith Merger in the following markets: Portland, Oregon; Nashville, Tennessee; Hartford-New Haven, Connecticut; Greenville-Spartanburg, South Carolina-Asheville, North Carolina; Mobile, Alabama; and Springfield-Holyoke, Massachusetts.

As the stations that will be swapped or otherwise divested are not yet known, the pro forma financial statements do not reflect any adjustments to pro forma revenue and expenses.

2.     Meredith Merger transaction costs are excluded from the statement of operations and reflected on the balance sheet as an adjustment as required by pro forma rules. Accounting principles generally accepted in the United States, which we refer to as “GAAP,” require these costs to be recorded as period expenses.

3.     The pro forma condensed combined statements of operations reflect historical income tax expense of the respective companies and the tax effect of pro forma adjustments at the statutory rate. The effective tax rate of the combined company is expected to be closer to the statutory rate.

4.     Following the Meredith Merger, operating synergies of approximately $85 million are estimated to be achieved. These operating synergies are not reflected in the pro forma condensed combined statement of operations.

COMPARATIVE PER SHARE DATA

The following table presents, for the year ended December 31, 2014 and for the nine months ended September 30, 2015, selected historical per share information of Media General, as well as similar information for the combined company on an unaudited pro forma basis as if the transaction had been effective as of January 1, 2014, the first day of the pro forma combined company’s fiscal year ended December 31, 2014, which we refer to as “pro forma combined” information. The pro forma combined information is also presented on a hypothetical basis per Meredith common share, which we refer to as “Meredith equivalent” information. The following table also presents, for the year ended June 30, 2015 and the three months ended September 30, 2015, selected historical per share information of Meredith.

The historical per share information of Media General below is derived from the audited consolidated financial statements of Media General as of, and for the year ended, December 31, 2014 and its unaudited consolidated financial statements as of, and for the nine months ended, September 30, 2015. The historical per share information of Meredith below is derived from the audited consolidated financial statements of Meredith as of, and for the year ended, June 30, 2015 and its unaudited consolidated financial statements as of, and for the three months ended, September 30, 2015.

The pro forma combined and the Meredith equivalent per share information presented below is calculated using the acquisition method of accounting, as if the transaction had been effective on January 1, 2014, the first day of the combined company’s fiscal year ended December 31, 2014, in the case of earnings per share.

The acquisition method of accounting is based on ASC 805, and uses the fair value concept as defined in ASC 820, Fair Value Measurements and Disclosures. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Meredith’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Meredith at their preliminary estimated fair value. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.

The pro forma combined and the Meredith equivalent per share information does not purport to represent the actual results of operations that Meredith would have achieved had the companies been combined during these periods or to project the future results of operations that Meredith Media General may achieve after completion of the mergers.

The Meredith equivalent per share information is calculated by multiplying the pro forma combined amounts for the combined company by 1.5214, which represents the number of shares of New Holdco voting common stock to be received for each Meredith common share in the Meredith Merger. This calculation does not take into account the cash consideration to be received by holders of Meredith common shares in the Meredith Merger.

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Media General Historical Per Share Data:
Basic Earnings Per Share	(0.42)	$0.59
Diluted Earnings Per Share	(0.42)	0.58
Dividends Per Share	-	-
Book Value Per Share at Period End	11.08	11.55

	For the Three Months Ended September 30, 2015	For the Year Ended June 30, 2015
Meredith Historical Per Share Data:
Basic Earnings Per Share	0.25	3.07
Diluted Earnings Per Share	0.24	3.02
Dividends Per Share	0.4575	1.78
Book Value Per Share at Period End	21.21	21.38

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Pro forma Combined Per Share Data:
Basic Earnings Per Share	(0.24)	0.02
Diluted Earnings Per Share	(0.24)	0.02
Dividends Per Share	-	-
Book Value Per Share at Period End	12.35	12.70

	For the Nine Months Ended September 30, 2015	For the Year Ended December 31, 2014
Meredith Equivalent Per Share Data:
Basic Earnings Per Share	(0.37)	0.03
Diluted Earnings Per Share	(0.37)	0.03
Dividends Per Share	-	-
Book Value Per Share at Period End	18.79	19.32

This information is only a summary and it is not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The December 31, 2014 selected comparative per share information of Media General and the June 30, 2015 comparative per share information of Meredith presented above was derived from audited financial statements. The September 30, 2015 selected comparative per share information of Media General and Meredith presented above was derived from unaudited financial statements. You should read the information in this section in conjunction with the "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page [●], with Media General’s historical consolidated financial statements and related notes that Media General has previously filed with the SEC and which are incorporated in this joint proxy statement/prospectus by reference, and with Meredith’s historical consolidated financial statements and related notes that Meredith has previously filed with the SEC and which are incorporated in this joint proxy statement/prospectus by reference. See “Incorporation of Certain Documents by Reference” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the periods indicated, the high and low sale prices per share of, as well as the dividend paid per share for each share of Media General voting common stock, which trades on the NYSE under the symbol “MEG,” and for each share of Meredith common stock, which trades on the NYSE under the symbol “MDP.” There is no established trading market for the non-voting common stock of Media General, which is convertible at any time (subject to limitations in Media General’s Articles of Incorporation) into Media General voting common stock, or for the Meredith Class B stock, which is convertible at any time into Meredith common stock. After completion of the transaction, New Holdco voting common stock is expected to trade on the NYSE under the symbol “[●].”

The following table sets forth the closing sales prices per share of the Media General voting common stock and Meredith’s common stock as reported on the NYSE on the following dates:

●	September 4, 2015, the last full trading day before the announcement of the execution of the merger agreement; and

●	[●], the last full trading day for which this information could reasonably be calculated before the date of this joint proxy statement/prospectus.

	Media General voting common stock				Meredith common stock				Meredith equivalent (1)
	High		Low		High		Low		High		Low
September 4, 2015		$11.55		$10.98		$46.55		$45.49		$17.57		$16.70
[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]	$	[●]

(1) The equivalent implied per share data for Meredith common stock has been determined by multiplying the high or low market price, as applicable, of a share of Media General’s voting common stock on each of the dates by the exchange ratio of 1.5214 shares of New Holdco voting common stock to be issued in the Meredith Merger for each Meredith common share, but does not take into account the cash consideration to be received by holders of Meredith common shares in the Meredith Merger. The Meredith shareholders will not receive any consideration for their Meredith common shares until the Meredith Merger is completed, which may be a substantial time period after the special meetings. In addition, the Meredith Media General stock consideration will not be adjusted for changes in the market price of either the Media General voting common stock or the Meredith common stock. Therefore, the market value of the New Holdco common stock that the Meredith shareholders will have the right to receive on the closing date of the transaction may vary significantly from the market value of the New Holdco common stock that the Meredith shareholders would receive if the transaction was completed on the date of this joint proxy statement/prospectus.

The following table sets forth, for the periods indicated, the high and low sales prices per share of Media General voting common stock (or, for periods preceding November 12, 2013, Media General’s Class A common stock) and Meredith common stock as reported on the NYSE.

	Media General		Meredith
	High	Low	High	Low
2015 Calendar Year
Through September 30, 2015	16.81	9.98	52.76	41.36
Through June 30, 2015	17.43	15.20	55.26	50.60
Through March 31, 2015	16.95	14.23	56.96	50.70
2014 Calendar Year
Through December 31, 2014	17.70	12.66	55.28	42.33
Through September 30, 2014	22.60	13.11	49.47	42.80
Through June 30, 2014	20.53	15.09	48.36	43.56
Through March 31, 2014	23.65	15.93	51.73	43.00
2013 Calendar Year
Through December 31, 2013	23.27	13.25	53.34	46.90
Through September 30, 2013	14.26	9.95	49.00	42.96
Through June 30, 2013	11.03	6.25	48.04	36.38
Through March 31, 2013	5.94	4.02	44.21	33.70

As of [●], the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information, there were approximately [●] registered holders of Media General voting common stock and no holders of Media General non-voting common stock, and there were approximately [●] registered holders of Meredith common stock and [●] registered holders of Meredith Class B stock.

Past price performance is not necessarily indicative of likely future performance. Shareholders of Media General and Meredith are advised to obtain current market quotations for all common shares currently listed on the NYSE. The market price of Media General’s voting common stock and Meredith common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the transaction. No assurance can be given concerning the market price of either Media General voting common stock or Meredith common stock before the completion of the transaction, or the market prices of New Holdco voting common stock after the completion of the transaction. See “Risk Factors – Risks Related to the Ownership of the Combined Company Capital Stock” beginning on page [●].

The Media General voting common stock and the Media General non-voting common stock participate equally in dividends to the extent that they are paid, and, following the completion of the transaction, both the New Holdco voting common stock and the New Holdco non-voting common stock will participate equally in dividends to the extent that they are paid. Due to economic uncertainty, the board of directors of Media General suspended the payment of dividends indefinitely in January 2009. Further, Media General’s existing credit agreement prohibits the payment of dividends and the credit agreements for the combined company may also contain restrictions on the payment of cash dividends.

Meredith currently pays a quarterly dividend on the Meredith common shares and last paid a dividend on September 15, 2015, of $0.4575 per share. Holders of Meredith Class B stock and Meredith common stock each receive equal dividends per share. Pursuant to the merger agreement, during the period before completion of the mergers, Meredith is not permitted to declare, set aside or pay any dividend or other distribution other than its regular quarterly cash dividend in the ordinary course of business consistent with past practice and in an amount not to exceed $0.4575 per share per quarter.

Any future determination to pay cash dividends will be at the discretion of the combined company’s board of directors and will be dependent upon then-existing conditions, including the financial condition and results of operations, contractual restrictions and business prospects of the combined company and other factors that the combined company’s board of directors determines to consider.

RISK FACTORS

In addition to the other information included in, incorporated by reference in, or found in the Annexes attached to, this joint proxy statement/prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●], you should carefully consider the following risk factors in deciding whether to vote for the proposals to be considered at your company’s special meeting. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page [●] and “Incorporation of Certain Documents by Reference” beginning on page [●] for more information about the documents incorporated by reference in this joint proxy statement/prospectus. Additional risks and uncertainties not presently known to Media General or Meredith or that are not currently believed to be important also may adversely affect the transaction and Meredith Media General following the transaction.

Risks Related to the Transaction

The number of shares of New Holdco common stock that Meredith shareholders will receive in the Meredith Merger is based on a fixed exchange ratio. Because the market price of the Media General voting common stock will fluctuate, Media General and Meredith shareholders cannot be certain of the value of the merger consideration that the Meredith shareholders will receive in the Meredith Merger.

Upon completion of the Meredith Merger, each outstanding Meredith common share will be converted into the right to receive the cash consideration and the stock consideration. The exchange ratio for determining the number of shares of New Holdco common stock that Meredith shareholders will receive in the Meredith Merger is fixed and the stock consideration will not be adjusted for changes in the market price of the Media General voting common stock or the Meredith common stock. The market value of the New Holdco voting common stock that the Meredith shareholders will be entitled to receive in the Meredith Merger will in part depend on the market value of the Media General voting common stock immediately before that transaction is completed and could vary significantly from the market value on the date of the announcement of the merger agreement, the date that this joint proxy statement/prospectus was first mailed to shareholders of Meredith or Media General or the date of the Meredith or Media General special meetings. The merger agreement does not provide for any adjustment to the stock consideration based on fluctuations of the per share price of the Media General voting common stock or the Meredith common stock. In addition, the market value of the New Holdco voting common stock will likely fluctuate after the completion of the transaction.

Fluctuations in the share price of the New Holdco common stock following the closing of the transaction could result from changes in the business, operations or prospects of Media General or Meredith prior to the closing of the transaction or Meredith Media General following the closing of the transaction, regulatory considerations, general market and economic conditions and other factors both within and beyond the control of Media General or Meredith. The transaction may be completed a considerable amount of time after the date of the Media General or Meredith special meetings. As such, at the time of the special meetings, Media General or Meredith shareholders will not know the value of the stock consideration that the Meredith shareholders will receive in the Meredith Merger for each Meredith common share.

The transaction is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Consummation of the transaction is subject to certain closing conditions which make the completion and timing of the transaction uncertain. The conditions include, among others, the obtaining of the requisite approvals by the shareholders of Media General and Meredith (as described in this joint proxy statement/prospectus), the expiration or termination of the waiting period under the HSR Act, the grant by the FCC of consent to the transfer of control of the broadcast licensee subsidiaries of Media General and of Meredith and its broadcast subsidiaries as a result of the transaction, the absence of any governmental order or injunction preventing the consummation of the transaction, Meredith having divested WALA-TV, or restrictions set forth in the final judgment in United States v. Media General, Inc. relating to Media General’s reacquisition of WALA-TV having ceased to be in effect, the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, registering the shares of New Holdco common stock to be issued in connection with the transaction, the listing of such shares on the NYSE and the receipt of third party consents under certain of Media General’s and Meredith’s material contracts. See “The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page [●].

Although Media General and Meredith have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated. In addition, Media General’s and Meredith’s obligations to obtain the requisite consents and approvals from regulatory authorities are subject to certain limitations, including that Media General, Meredith and the combined company are not required to take any actions or to make any divestitures that may be required by the regulatory authorities (other than the stations expected to be divested) if taking such actions or making such divestitures would have a regulatory material adverse effect.

The merger agreement contains provisions that restrict Meredith’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Meredith to pay to Media General a termination fee.

Under the merger agreement, Meredith is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person.

Meredith may terminate the merger agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Meredith board of directors (after consultation with a nationally recognized third party financial advisors and outside legal counsel) that such proposal is more favorable to the Meredith shareholders than the Meredith Merger from a financial point of view. A termination in this instance would result in Meredith being required to pay Media General a termination fee of $60 million. In addition, if the merger agreement is terminated in certain other circumstances, Meredith will be required to pay Media General a termination fee of $60 million. Meredith will be required to pay Media General $15 million under certain circumstances in which Meredith shareholders do not approve the Meredith merger proposal at the Meredith special meeting and either Meredith or Media General subsequently terminates the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Meredith from considering or proposing an alternative business combination transaction with Meredith, even if such third party were prepared to pay consideration with a higher value than the value of the transaction. If Meredith's shareholders approve the Meredith merger proposal at the Meredith special meeting, Meredith will be restricted under the terms of the merger agreement (without exception) from having any discussions or negotiations with any third party that may have an interest in entering into an alternative business combination transaction with Meredith. See “The Agreements – Description of the Merger Agreement – Termination Fee” beginning on page [●].

The merger agreement contains provisions that restrict Media General’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Media General to pay Meredith a termination fee.

Under the merger agreement, Media General is restricted, subject to certain exceptions, from soliciting, initiating, knowingly facilitating or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for an alternative business combination transaction from any person.

Media General may not terminate the merger agreement in order to enter into an agreement with respect to a superior proposal (which, in Media General’s case, must take into account the long term value of the strategic combination contemplated by the merger agreement), including in connection with the Nexstar September 28 proposal or any other proposal received from Nexstar.

If the merger agreement is terminated in certain circumstances, Media General will be required to pay Meredith a termination fee of $60 million. For example, if the Nexstar September 28 proposal (or any other public proposal from Nexstar) is not withdrawn prior to the Media General special meeting and Media General’s shareholders do not approve the MG share issuance proposal or the MG amendment proposal and the merger agreement is subsequently terminated, then Media General will be required to pay Meredith a termination fee of $60 million (inclusive of the $15 million fee described in the next sentence) if it enters into (and at any time completes) or completes an alternative transaction within one year of such termination. Media General will be required to pay Meredith $15 million under certain circumstances in which Media General’s shareholders do not approve the MG share issuance proposal or the MG amendment proposal at the Media General special meeting and either Meredith or Media General subsequently terminates the merger agreement. In addition, Media General shareholders holding approximately 14.5% of the outstanding shares of Media General voting common stock as of the record date have agreed to vote in favor of the MG share issuance proposal, the MG amendment proposal and the other transactions contemplated by the merger agreement and to vote against any other acquisition proposals and certain other actions and transactions during the 180 days after termination of the merger agreement under certain circumstances. These provisions could discourage a third party that may have an interest in entering into an alternative business combination transaction with Media General from pursuing such transaction. See “The Agreements – Description of the Merger Agreement – Termination Fee” beginning on page [●] and “The Agreements – Description of the Standard General Voting Agreement” beginning on page [●].

The merger agreement also requires that Media General submit the MG share issuance proposal and the MG amendment proposal to the vote of Media General’s shareholders notwithstanding any acquisition proposal made by a third party (including Nexstar) or change of the recommendation by Media General’s board of directors. If Media General’s shareholders approve the MG share issuance proposal and the MG amendment proposal at the MG special meeting, Media General will be restricted under the terms of the merger agreement (without exception) from having any discussions or negotiations with any third party that may have an interest in entering into an alternative business combination transaction with Media General, including Nexstar.

Failure to complete the transaction may negatively impact the share price and the future business and financial results of each of Media General and Meredith.

The merger agreement provides that either Media General or Meredith may terminate the merger agreement if the transaction is not consummated on or before September 7, 2016 (which may be automatically extended to December 6, 2016, in the event all closing conditions have been satisfied or waived or are then capable of being satisfied on September 7, 2016 other than those closing conditions related to regulatory approvals).  In addition, the merger agreement contains certain termination rights for both Meredith and Media General including, among others, by Meredith, in the event the Meredith board of directors determines to enter into a definitive agreement with respect to a Meredith Superior Offer (as defined in the merger agreement). Upon termination of the merger agreement under specific circumstances, Meredith would be required to pay Media General a termination fee of $60 million. The merger agreement also provides that Media General would be required to pay a termination fee to Meredith of $60 million if the merger agreement is terminated under specific circumstances.

If the transaction is not completed on a timely basis, Media General’s and Meredith’s ongoing businesses may be adversely affected.  If the transaction is not completed at all, Media General and Meredith will be subject to a number of risks, including the following:

●	being required to pay costs and expenses relating to the transaction, such as legal, accounting, financial advisory and printing fees, whether or not the transaction is completed; and

●	time and resources committed by each company’s management to matters relating to the transaction that could otherwise have been devoted to pursuing other beneficial opportunities.

If the transaction is not completed, the price of Media General’s voting common stock and the price of the Meredith common stock may decline to the extent that the current market price reflects a market assumption that the transaction will be completed and that the related benefits will be realized, or a market perception that the transaction was not consummated due to an adverse change in the business of Media General or Meredith.

Uncertainties associated with the transaction may cause employees to leave Media General, Meredith or Meredith Media General and may otherwise affect the future business and operations of Meredith Media General.

Meredith Media General’s success after the transaction will depend in part upon its ability to retain key employees of Media General and Meredith. Prior to and following the completion of the transaction, current and prospective employees of Media General and Meredith may experience uncertainty about their future roles with Media General, Meredith or Meredith Media General and choose to pursue other opportunities, which could have an adverse effect on Media General, Meredith or Meredith Media General. If key employees depart, the integration of the two companies may be more difficult and Meredith Media General’s business following the completion of the transaction could be adversely affected.

Media General expects that it will incur substantial additional indebtedness to finance the transaction and the agreements and instruments governing such debt will contain restrictions and limitations that could significantly impact the operation of Meredith Media General and adversely affect the holders of New Holdco common stock.

If the transaction is completed, Media General expects to incur substantial additional indebtedness to, among other things, fund the cash consideration to be paid to the Meredith shareholders in the Meredith Merger, refinance certain existing third party indebtedness of Meredith (as well as the Media General 2021 Notes) to pay transaction related costs, fees and expenses.  This new indebtedness is expected to be a combination of one or more of the following: (i) a senior secured term B loan facility, (ii) a senior unsecured bridge facility and/or (iii) gross proceeds of senior unsecured notes that, in aggregate, total $2.8 billion.  The new indebtedness also may include up to $200 million of incremental revolving credit commitments. Meredith Media General may also incur additional indebtedness in the future.

The terms of the new indebtedness will subject Meredith Media General to a number of financial and operational covenants and will require compliance with certain financial ratios. For example, the covenants under the new indebtedness will impose restrictions on Meredith Media General, including the restrictions on its ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, acquisitions and consolidations, enter into transactions with affiliates, purchase or redeem stock, enter into sale and leaseback transactions and pay dividends. A breach of any of the covenants imposed on Meredith Media General by the terms of the new indebtedness, including any financial or operational covenants, and certain change of control events, may result in a default or event of default under the terms of the new indebtedness. Following an event of default, the lenders would have the right to terminate their commitments to extend credit in the future to Meredith Media General and would be able to accelerate the repayment of all of Meredith Media General’s indebtedness under the new indebtedness. In such case, Meredith Media General may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the applicable collateral (if any) securing the new indebtedness, which will consist of substantially all of the assets of Meredith Media General and its wholly owned domestic subsidiaries (as borrowers or guarantors, as applicable). Any acceleration in the repayment of indebtedness or related foreclosure could have an adverse effect on Meredith Media General. Any indenture governing a new issuance of senior unsecured notes, if any, may contain restrictive covenants and terms providing for defaults or events of default.

In addition, the Indenture governing the Media General 2022 Notes (which is expected to remain outstanding after completion of the transaction) and the credit agreement governing the Senior Secured Credit Facility each contain restrictive covenants that limit the ability of Meredith Media General (in the case of the Senior Secured Credit Facility) and LIN Television and its subsidiaries to engage in activities that may be in Meredith Media General’s long-term best interest. Failure to comply with those covenants could result in the acceleration of all of Meredith Media General’s debt.

Further, Meredith Media General is expected to have a significant degree of leverage after the completion of the transaction that could have important consequences, including:

●	making it more difficult for Meredith Media General to satisfy its obligations, which could in turn result in an event of default;

●	impairing Meredith Media General’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

●	diminishing Meredith Media General’s ability to withstand a downturn in its business, the industries in which it operates, or the economy generally;

●	limiting the flexibility in planning for, or reacting to, changes in Meredith Media General’s business and the industries in which it operates; and

●	placing Meredith Media General at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

Despite the current debt levels, and the debt levels anticipated following the transaction, Meredith Media General may be able to incur significantly more debt in the future, which could increase the foregoing risks related to Meredith Media General’s indebtedness.

Media General and Meredith may not be able to obtain the required approvals from the FCC or pursuant to the HSR Act.

Media General’s and Meredith’s obligations to complete the transaction are subject to obtaining receipt from the FCC of consent to the transfer of control of the broadcast licensee subsidiaries of Media General and of Meredith and its broadcast subsidiaries in connection with the transaction and termination or expiration of the waiting period under the HSR Act. Under the merger agreement, Media General and Meredith are each obligated to use reasonable best efforts to obtain as promptly as practicable the necessary consents from the FCC and termination or expiration of the waiting period under the HSR Act regarding the transaction subject to certain limitations. Although Media General and Meredith believe that they will be able to obtain the required approvals from the FCC and termination or expiration of the waiting period under the HSR Act, they cannot be sure they will do so. Failure to obtain the required FCC approvals and termination or expiration of the waiting period under the HSR Act would prevent Media General and Meredith from completing the transaction.

On October 21, 2015, Media General and Meredith received a Second Request from the Antitrust Division. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until thirty days after both Media General and Meredith substantially comply with the request, unless that period is extended voluntarily by the parties or terminated sooner by the Antitrust Division.

Media General and Meredith will be required to divest assets in certain markets in order to obtain approval from regulatory authorities and may not be able to realize the full benefit of the sold assets.

Media General and Meredith both own television stations in the following markets: (i) Portland, Oregon; (ii) Nashville, Tennessee; (iii) Hartford-New Haven, Connecticut; (iv) Greenville-Spartanburg, South Carolina and Asheville, North Carolina; (v) Mobile, Alabama and Pensacola, Florida; and (vi) Springfield-Holyoke, Massachusetts. Regulatory authorities will require Media General and Meredith to divest stations in these markets, and may require Media General and Meredith to divest assets in other markets, or to accept other restrictions or conditions with respect to the operation of television stations in such markets, in order to obtain the approval or consent of such regulatory authorities for the transaction. Meredith and Media General expect to identify qualified buyers, enter into sale agreements on acceptable terms, and file any necessary FCC assignment or transfer applications prior to January 12, 2016, the date by which applications to participate in the upcoming TV broadcast incentive auction (described below) must be filed at the FCC. If Media General and Meredith are unable to accomplish this, the FCC’s anti-collusion rule may complicate the discussions required for completion of the divestiture process. Any such divestitures or other restrictions, and the conditions under which the divestitures take place, could diminish the anticipated benefits of the transaction to Meredith Media General and its shareholders by adversely affecting the operations of Meredith Media General after the completion of the transaction, and may result in a delay in closing and additional transaction costs.

Meredith Media General’s results of operations and financial condition following the completion of the transaction may materially differ from the pro forma information presented in this joint proxy statement/prospectus.

The pro forma financial information included in this joint proxy statement/prospectus is derived from the historical audited and unaudited consolidated financial statements of Media General, Old Media General, Legacy Media General, Young, LIN, and Meredith, as well as from certain internal, unaudited financial information. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Media General and Meredith believe are reasonable. However, this pro forma information may be materially different from what Meredith Media General’s actual results of operations and financial condition would have been had the transaction occurred during the periods presented or what Meredith Media General’s results of operations and financial position will be after the consummation of the transaction. In particular, the assumptions used in preparing the pro forma financial information may not be realized, and other factors may affect Meredith Media General’s financial condition and results of operations following the completion of the transaction.

The integration of Media General and Meredith following the completion of the transaction will present significant challenges that may reduce the anticipated potential benefits of the transaction.

Media General and Meredith will face significant challenges in consolidating functions and integrating the two companies’ organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Media General and Meredith will be complex and time-consuming due to the locations of their corporate headquarters and the size and complexity of each company. The principal challenges will include the following:

●	integrating information systems and internal controls over accounting and financial reporting;

●	integrating Media General’s and Meredith’s existing businesses, including with respect to Media General’s ongoing integration of LIN Media’s business;

●	preserving significant business relationships;

●	consolidating corporate and administrative functions;

●	conforming standards, controls, procedures and policies, business cultures and compensation structures between Media General and Meredith; and

●	retaining key employees.

The management of Meredith Media General will have to dedicate substantial effort to integrating the businesses of Media General and Meredith during the integration process. These efforts could divert management’s focus and resources from Meredith Media General’s business, corporate initiatives or strategic opportunities. If Meredith Media General is unable to integrate Media General’s and Meredith’s organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits and cost savings of the transaction may not be realized fully, or at all, or may take longer to realize than expected, and the value of Meredith Media General’s common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of Meredith Media General.

Media General and Meredith will incur significant transaction and merger-related integration costs in connection with the transaction.

Media General and Meredith expect to pay significant transaction costs in connection with the transaction. These transaction costs include legal, accounting and financial advisory fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges.  A portion of the transaction costs will be incurred regardless of whether the transaction is consummated. Media General and Meredith will each generally pay their own costs and expenses in connection with the transaction, except that each is obligated to pay 50% of the FCC and HSR Act filing fees relating to the transaction.  Media General will also reimburse Meredith’s costs for assistance in connection with the financing Media General obtains in connection with the transaction.  Meredith Media General may also incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on Meredith Media General’s future operating results if the anticipated cost savings from the transaction are not achieved. Although Media General and Meredith expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow Meredith Media General to offset these incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the transaction is pending, Media General and Meredith will be subject to business uncertainties, as well as contractual restrictions under the merger agreement that could have an adverse effect on the businesses of Media General and Meredith.

Uncertainty about the effect of the transaction on Media General’s and Meredith’s employees and business relationships may have an adverse effect on Media General and Meredith and, consequently, on Meredith Media General following the completion of the transaction. These uncertainties could impair each of Media General’s and Meredith’s ability to retain and motivate key personnel until and after the completion of the transaction and could cause third parties who deal with Media General and Meredith to seek to change existing business relationships with Media General and Meredith. If key employees depart or if third parties seek to change business relationships with Media General and Meredith, Meredith Media General’s business following the completion of the transaction could be adversely affected. In addition, the merger agreement restricts Media General and Meredith, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the transaction closes or the merger agreement terminates. These restrictions may prevent Media General and Meredith from pursuing otherwise attractive business opportunities that may arise prior to completion of the transaction or termination of the merger agreement, and from making other changes to the businesses of Media General and Meredith.

Some of Media General’s and Meredith’s directors and executive officers may have interests in the transaction that are different from the interests of the shareholders of each company generally.

Some of Media General’s and Meredith’s directors and executive officers may have interests in the transaction that are different from, or are in addition to, the interests of the shareholders of each company generally. These interests include their designation as directors or executive officers of Meredith Media General following the completion of the transaction. See “The Transaction – Interests of Media General Directors and Officers in the Transaction” beginning on page [●], “The Transaction – Interests of Meredith Directors and Officers in the Transaction” beginning on page [●], and “Directors and Executive Officers of the Combined Company” beginning on page [●].

The New Holdco voting common stock to be received by Meredith shareholders upon completion of the transaction will have different rights from Meredith common shares.

Upon completion of the transaction, Meredith shareholders will no longer be shareholders of Meredith, an Iowa corporation, but will instead become shareholders of Meredith Media General, a Virginia corporation, and their rights as Meredith Media General shareholders will be governed by Virginia law and the terms of Meredith Media General’s articles of incorporation and bylaws rather than governed by Iowa law and the terms of Meredith’s articles of incorporation and bylaws. Virginia law and the terms of Meredith Media General’s articles of incorporation and bylaws are in some respects materially different than Iowa law and the terms of Meredith’s articles of incorporation and bylaws. For example, the Meredith Class B stock, which entitles the holder thereof to ten votes per share, will be converted into New Holdco voting common stock, which entitles the holder to one vote per share. See “Comparison of Shareholder Rights” beginning on page [●] of this joint proxy statement/prospectus for a discussion of the different rights associated with Meredith common shares and New Holdco common stock.

Media General shareholders and Meredith shareholders will have a reduced ownership and voting interest after the transaction is completed and will exercise less influence over management.

Media General shareholders and Meredith shareholders currently have the right to vote in the election of their respective board of directors and on other matters affecting Media General and Meredith, respectively. Upon the completion of the transaction, each Media General shareholder and each Meredith shareholder will become a shareholder of Meredith Media General with a percentage ownership of Meredith Media General that generally is smaller than the shareholder’s percentage ownership of Media General or Meredith, as applicable, immediately prior to the completion of the transaction. It is currently expected that, upon completion of the transaction Media General’s shareholders will hold approximately 65%, and Meredith’s shareholders will hold approximately 35%, of the outstanding shares of New Holdco common stock, calculated on a fully diluted basis. Because of this, Media General’s shareholders and Meredith shareholders as a group will have less influence on the management and policies of Meredith Media General than they now have on the management and policies of Media General and Meredith, as the case may be, prior to the completion of the merger.

Risks Related to Meredith Media General’s Business

Meredith Media General’s advertising revenue may vary substantially from period to period based on many factors beyond its control. This volatility may have an adverse impact on Meredith Media General’s business, financial condition or results of operations.

Meredith Media General will rely on sales of advertising for most of its revenues and, as a result, its operating results will depend on the amount of advertising revenue that it generates. In 2014, 73% of Media General’s gross operating revenues were derived from advertising. In fiscal 2015, 56% of Meredith’s revenues were derived from advertising. If Meredith Media General generates less advertising revenue, it may be more difficult for Meredith Media General to repay its indebtedness and meet its working capital requirements, and the value of its business may decline. Meredith Media General’s ability to sell advertising will depend on :

●	the levels of automobile advertising, which historically have represented approximately 26% of Media General’s gross advertising revenue;

●	the levels of service business advertising, which historically have represented a significant portion of Media General’s gross advertising revenue;

●	the health of the economy in the areas where Meredith Media General’s television stations are located and in the nation as a whole;

●	the popularity of Meredith Media General’s programming as compared to that of its competition;

●

the activities of Meredith Media General’s competitors, including competitors that offer other forms of advertising-based mediums, such as other broadcast television stations, radio stations, multichannel video programming distributors, which we refer to as “MVPDs,” Internet and broadband content providers, transit advertising, direct mail, local cable systems and other print and media outlets serving in the same markets;

●

the levels of political advertising, which are affected by campaign finance laws, and the ability of political candidates and political action committees to raise and spend funds, and are subject to seasonal fluctuations;

●	the levels of advertising from the Olympic Games;

●	changes in the makeup of the population in the areas where Meredith Media General’s stations are located;

●	changes in advertisers purchasing in broadcast television to cable, digital, social media and other outlets; and

●	other factors that may be beyond Meredith Media General’s control.

The growth in alternative forms of media, particularly electronic media, including those based on the internet, has increased the competition for advertising dollars, which could, in turn, reduce expenditures for magazine and television advertising or suppress advertising rates. In addition, a high percentage of Meredith Media General’s operating expenses will be fixed, and a small decrease in advertising revenue could significantly impact Meredith Media General’s financial results. There can be no assurance that Meredith Media General’s advertising revenue will not be volatile in the future, and such volatility may have an adverse impact on Meredith Media General’s business, financial condition or results of operations.

Circulation revenues represent a significant portion of Meredith revenues.

Meredith Media General will also rely on magazine circulation as another significant source of revenue, as magazine circulation represents 20% of Meredith’s total revenues and 30% of Meredith’s national media revenues. Preserving circulation is critical for maintaining advertising sales. Magazines face increasing competition from alternative forms of media and entertainment. As a result, sales of magazines through subscriptions and at the newsstand could decline. As publishers compete for subscribers, subscription prices could decrease and marketing expenditures may increase. A decrease in circulation may have an adverse impact on Meredith Media General’s business.

Evolving privacy and information security laws and regulations may impair Meredith Media General’s ability to market to consumers.

Meredith's consumer database includes first-party data that is used to market Meredith’s products to Meredith’s customers and is also rented to or used on behalf of marketing and advertising clients. As public awareness shifts to data gathering and usage, privacy rights, and data protection, new laws and regulations may be passed that would restrict or prevent us from utilizing this data. Such restrictions could reduce or eliminate this resource for generating revenue for Meredith Media General.

Financial and economic conditions may have an adverse impact on Meredith Media General’s industry, business, financial condition and/or results of operations.

Adverse financial and economic conditions could have an adverse effect on the fundamentals of Meredith Media General’s business, financial condition and/or results of operations. Poor economic and industry conditions could have a negative impact on Meredith Media General’s industry or the industry of those customers who advertise on Meredith Media General’s platforms, including, among others, the automotive industry and service businesses, each of which is a significant source of Meredith Media General’s advertising revenue. Additionally, financial institutions, capital providers or other consumers may be adversely affected. Potential consequences of any financial and economic decline include:

●

the financial condition of those companies that advertise on Meredith Media General’s platforms may be adversely affected, causing them to spend less on advertising, which could result in a significant decline in Meredith Media General’s advertising revenue;

●	Meredith Media General’s ability to pursue acquisitions or divestitures of certain television and non-television assets at attractive values may be limited;

●	the possibility that Meredith Media General’s business partners could be negatively impacted and its ability to maintain these business relationships could also be impaired; and

●	Meredith Media General’s ability to make certain capital expenditures may be significantly impaired.

If Meredith Media General is unable to secure or maintain carriage of its television stations’ signals over cable, telecommunication video and/or direct broadcast satellite systems, Meredith Media General’s television stations may not be able to compete effectively.

Pursuant to FCC rules, local television stations may elect every three years to either: (1) require cable, telco video and satellite providers to carry the stations’ signals or (2) enter into retransmission consent agreements for carriage. If a station elects the latter, carriage is not guaranteed. Failure to reach timely retransmission consent agreements with the relevant operators may harm Meredith Media General’s business. There is no assurance that Meredith Media General will be able to agree on acceptable terms, and failure to do so could lead to a reduction in its revenue from cable, telco video and satellite retransmission consent agreements. If Meredith Media General is unable to reach retransmission consent agreements with cable, telco video and satellite providers for the carriage of its stations’ signals, Meredith Media General could lose revenues and audience share. Meredith Media General will renegotiate retransmission agreements with cable, telco video and satellite providers as current contracts expire, and Meredith Media General may not be able to negotiate future agreements on terms comparable to or more favorable than current agreements. This may cause revenues and revenue growth from retransmission consent agreements to decrease under the renegotiated terms.

Effective June 18, 2014, the FCC changed its rules implementing the statutory duty to negotiate retransmission consent agreements in good faith. This rule change provided that a television broadcast station ranked among the top-four stations (as measured by audience share) in its Nielsen DMA is prohibited from negotiating retransmission consent jointly with another top-four station in the same market if the stations are not commonly owned. In December 2014, Congress subsequently broadened that prohibition in the STELA Reauthorization Act of 2014 to prohibit joint negotiations by any two non-commonly owned stations in the same market regardless of station ratings and directed the FCC to undertake additional rulemakings to implement such changes. The FCC adopted such a rule in February, 2015. Under these new rules, stations may not (i) delegate authority to negotiate or approve a retransmission consent agreement to any other non-commonly owned station located in the same DMA or to a third party that negotiates on behalf of another television station in the same DMA or (ii) facilitate or agree to facilitate coordinated negotiation of retransmission consent terms among multiple non-commonly owned stations in the same DMA, including through the sharing of information. Retransmission consent agreements jointly negotiated prior to the effective date of the new rules remain enforceable until expiration of their terms, but contractual provisions related to separately owned stations consulting or jointly negotiating retransmission agreements are no longer enforceable. These new rules will affect Media General’s ability to jointly negotiate retransmission consent with independently owned stations with which Media General has joint sales agreements in: Augusta, Georgia; Albany, New York; Lansing, Michigan; Springfield, Ohio; Youngstown, Ohio; and Topeka, Kansas.

In a report and order issued on September 2, 2015, the FCC expanded its cable market modification rules to include satellite providers. Current rules permit broadcasters and cable, telco video and satellite providers to begin a process at the FCC to modify the local market of a television station to include additional communities located outside a station’s defined Nielsen DMA that are nevertheless part of the station’s natural market or to exclude communities within a station’s DMA that are outside the station’s practical reach. The market boundaries define the area within which an MVPD is obligated to carry a television station’s signal or, if the television station so elects, negotiate for retransmission consent rights.

The FCC also is considering additional restrictions that may adversely affect the carriage of the signal of Meredith Media General stations. On September 2, 2015, the FCC began a rulemaking proceeding to reexamine its standards for determining when broadcasters and MVPDs are negotiating retransmission consent agreements in good faith. The notice of proposed rulemaking asks for comments on a list of negotiating practices to determine whether the FCC should consider them to be evidence of bad faith. These include, among others, relinquishing control over negotiations to a third party, requiring the bundling of broadcast signals with other broadcast stations or cable networks in a single retransmission consent agreement, and insisting on termination dates that lead to expiration of agreements just prior to “marquee” programming events. The FCC also asked for comment on whether the good faith rules should require a television broadcaster to grant retransmission consent to MVPDs serving subscribers outside a station’s DMA but inside its significantly viewed areas, a proposal that would restrict broadcasters’ right to control redistribution of their signals and their flexibility in negotiating certain provisions of network-affiliation agreements. In a separate proceeding initiated in December 2014, the FCC is considering whether it should treat some online video distributors as “MVPDs,” thus causing them to acquire the rights and obligations of other MVPDs, such as cable television, telco video and satellite providers, with regard to the negotiation of retransmission consent agreements for that carriage. The FCC’s decision in this matter also may affect the eligibility of online video distributors for the compulsory license that currently is available only to cable operators and satellite providers.

We cannot predict what effect, if any, the FCC’s new and proposed rules may have on future negotiations for retransmission consent agreements.

In addition, there has been a recent trend of consolidation in the cable and direct broadcast satellite industries. Consolidation which has, or in the future may, take place in those industries could result in Meredith Media General having less leverage in negotiations for retransmission consent, which could adversely impact its ability to distribute its programming, generate advertising revenues, and/or generate revenues and revenue growth under retransmission consent agreements.

As a television broadcaster, Meredith Media General will be highly regulated, and continuation of its operations requires that it retain or renew a variety of government approvals and comply with changing federal regulations.

The FCC extensively regulates the ownership, operation and sale of broadcast television stations, including those licensed to Media General and Meredith. The Communications Act of 1934, as amended, which we refer to as the “Communications Act,” requires broadcasters to serve the public interest. Among other things, the FCC assigns frequency bands; determines stations’ locations and operating parameters; issues, renews, revokes and modifies station licenses; regulates and limits changes in ownership or control of station licenses; regulates equipment used by stations; regulates station employment practices; regulates certain program content and commercial matters in children’s programming; has the authority to impose penalties for violations of its rules or the Communications Act; and imposes annual fees on stations. Reference should be made to the Communications Act, as well as to the FCC’s rules, public notices and rulings, for further information concerning the nature and extent of federal regulation of broadcast television station.

Congress and the FCC have under consideration, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership transferability and profitability of Meredith Media General’s television stations and affect the ability of Meredith Media General to acquire additional stations. In addition to the matters noted above, these may include, for example; reallocation of portions of the television broadcast spectrum to other uses or reductions in the amount of spectrum allotted to television stations; changes in political advertising rates; potential restrictions on the advertising of certain products (such as alcoholic beverages); compliance with the provisions of the Communications Act restricting ownership and control of broadcast licenses by non-U.S. persons, additional restrictions on program content; increased fines for rule violations; closed captioning requirements; and ownership rule changes.

Under a rule that became effective on June 19, 2014, a television broadcaster that agrees to sell more than 15% of the weekly advertising inventory on another television station in the same market (DMA) will be deemed to have an attributable ownership interest in that station. The change effectively bans joint sales agreements that have been used previously and involve ad sales in excess of 15% of the weekly advertising inventory on another television station in the same market unless the brokering station could own the brokered station under the FCC’s duopoly limitations or obtains a waiver of the rule. Stations with joint sales agreements that put them in violation as of the effective date of the new rules have until December 19, 2016, to amend or terminate those arrangements or to obtain waivers. Although the FCC has stated that it will consider waivers of the new joint sales agreement attribution rule, the FCC thus far has provided little guidance on what factors must be present for grant of a waiver. While legislation has been introduced in Congress which would extend this grandfathering of existing joint sales agreements indefinitely, we cannot predict whether such legislation will be adopted. Certain parties, including the National Association of Broadcasters, have appealed these new rules to the United States Court of Appeals for the District of Columbia Circuit. That action is still pending and we cannot predict the outcome. These new rules will affect Media General’s present joint sales agreements to sell advertising inventory for independently owned stations in Augusta, Georgia; Albany, New York; Lansing, Michigan; Springfield, Ohio; Youngstown, Ohio; and Topeka, Kansas. The FCC is considering in its ongoing quadrennial review of its ownership rules, and, in a separate rulemaking proceeding, whether to require disclosure of or otherwise restrict shared services, news sharing and other cooperative agreements among stations. Media General has shared services agreements in the Albuquerque, NM market and in those markets where its stations have joint sales agreements to sell advertising for independently owned stations (Augusta, Georgia; Albany, New York; Lansing, Michigan; Springfield, Ohio; Youngstown, Ohio; and Topeka, Kansas). It cannot be predicted what actions the FCC may require regarding these joint sales agreements and other shared services agreements in connection with the processing of applications for FCC consent to the proposed merger of Media General and Meredith.

In addition, uncertainty about media ownership regulations and adverse economic conditions has dampened the acquisition market from time to time, and changes in the regulatory approval process may make it materially more expensive, or may cause material delay, for Meredith Media General’s consummation of further acquisitions or divestitures.

Media General and Meredith require licenses from the FCC for their operations, and a rejection or reconsideration of license renewals by the FCC could have a material adverse effect on their businesses. Typically, the FCC begins processing renewal applications over the last month of the renewal term. For broadcasters to obtain license renewals (a necessary prerequisite to FCC consent for certain transactions), the FCC has required licensees to enter into tolling agreements extending the time that the FCC may prosecute indecency and other alleged violations beyond the date of the license renewals. Media General has entered into tolling agreements with the FCC in the past. Further tolling agreements may be necessary in connection with the transaction.  Meredith’s and Media General’s broadcast renewal applications all have been granted for their present terms.

The FCC has announced that it will commence a spectrum auction that could affect the spectrum for Meredith Media General’s stations and adversely impact its ability to compete.

The FCC has adopted rules to govern incentive auctions for television broadcast spectrum, the re-auction of any reclaimed spectrum to wireless broadband providers, and the repacking of broadcasters on the spectrum channels dedicated to television broadcasting after the auction. The FCC has announced that it intends to begin the auction on March 29, 2016, and that the filing window for broadcasters’ applications to participate in the auction will run from December 8, 2015 to January 12, 2016. Changes in FCC and administration policies and legislative changes by Congress could still affect this schedule and the ultimate shape of the auctions in ways that cannot now be predicted.

The FCC is authorized to conduct a “reverse auction” at which television broadcast licensees would submit bids to receive compensation for relinquishing all or a portion of their rights in the spectrum licensed to their full-service and Class A stations.  A licensee may bid to relinquish its channel entirely, relocate from a UHF (channels 14-51) to a VHF channel (channels 2-13), or relinquish its channel and share a different channel with another broadcaster.  Broadcasters choosing to share a channel would remain licensees and retain must-carry rights on cable and satellite systems.  Concurrently with the reverse auction, the FCC will conduct a forward auction of the relinquished spectrum.  A successful auction likely will result in fewer local television stations in many markets and fewer spectrum channels available for local television stations nationwide. The FCC must complete both auctions by 2022.

Even if a television licensee does not participate in the reverse auction, the FCC nevertheless may require it to relocate its station to another channel or make technical changes to facilitate repacking the post-auction local television stations on a smaller number of available spectrum channels.  The FCC will have a $1.75 billion fund to compensate broadcasters and cable systems for the reasonable costs of repacking.  If these funds prove insufficient to reimburse broadcasters and cable systems for their repack costs, it is not clear that further funds to defray those costs will be available from government agencies. The legislation limits the ability of broadcasters to challenge FCC repacking decisions by denying a licensee the right to a hearing before the FCC modifies its license, a right that the Communications Act otherwise would provide.  Low power television stations and TV translator stations are ineligible to participate in the auction and are subject to displacement if they are located on spectrum channels recovered by the FCC through the reverse auction or if their facilities interfere with full-power or Class A stations following the repack on those stations dedicated to broadcast TV following the auction. As a result, the availability of spectrum channels for low-power and TV translator stations following the auction cannot be predicted at this time.

The incentive auction legislation requires the FCC to make all reasonable efforts to protect the area and populations served by TV broadcast stations from interference by other television stations or wireless carriers following the auction. The FCC has adopted rules to carry out this mandate, but widespread disagreement exists regarding the likely effectiveness of these rules. As a result of the auction and the operation of the FCC’s rules, stations owned by Meredith Media General may suffer some diminution in their service areas or populations served. The extent of this risk and the impact it may have on Meredith Media General stations are difficult to predict at this time.

The antitrust laws and the FCC’s rules prohibit certain communications between potential auction participants that disclose an auction applicant’s bids or bidding strategies both before and during the incentive auction. Under the FCC’s anti-collusion rule, following the date on which applications to participate in the auction are filed, broadcasters may not disclose their bids or bidding strategies to any other broadcaster or forward auction participant, and they may not covertly “signal” bidding information to other broadcasters by disclosing that information to third parties who may disclose that information to auction participants. Regardless of whether a broadcaster participates in the auction, compliance with these restrictions may place limitations on certain business activities between the date auction applications are filed and the completion of the auction. For example, discussions of station acquisitions or sales may be difficult to conduct during this period.

Under the terms of the merger agreement, Meredith cannot participate in the auction without Media General’s consent.

We cannot predict whether the auction and television spectrum reallocation, including the repacking of the band, the potential shortfall in funds available to cover broadcasters’ repack relocation expenses, compliance with auction-related communications restrictions, the impact that the auction and repack may have on the service area and population served by Meredith Media General stations, the prospective relocation of current television stations to different channels or other modified facilities, and the potential inability to find new channel positions for some displaced low power stations and translators will have any adverse effect upon Meredith Media General’s ability to compete. Additionally, we cannot predict whether the FCC or the Congress might adopt even more stringent requirements or incentives to encourage broadcasters to abandon current spectrum if the initiatives now in progress are implemented but do not have the desired result of freeing what the agency deems to be sufficient spectrum for wireless broadband use.

Changes in FCC ownership rules through FCC action, judicial review or federal legislation may limit Meredith Media General’s ability to continue providing services to stations under sharing arrangements (such as local marketing agreements, joint sales agreements, shared services agreements and other similar agreements), may prevent Meredith Media General from obtaining ownership of the stations Media General and Meredith currently provide services to under sharing arrangements, may require Media General and Meredith to amend or terminate certain agreements and/or may preclude Meredith Media General from obtaining the full economic value of one or more of Media General and Meredith’s duopoly, or two-station, operations upon a sale, merger or other similar transaction transferring ownership of such station or stations.

FCC ownership rules currently impose significant limitations on the ability of broadcast licensees to have attributable interests in multiple media properties. Federal law prohibits one company from owning broadcast television stations that collectively have service areas encompassing more than an aggregate 39% share of national television households. The FCC is currently considering elimination of the 50% household discount given to owners of UHF stations in determining compliance with this national cap. While Meredith Media General has significant room for additional station acquisitions even if the UHF discount is eliminated, the proposed change, if adopted, ultimately could limit Meredith Media General’s ability to acquire television stations in additional markets. The FCC has indicated that, while this rulemaking is pending, it will not grant applications that would put the applicant above the 39% cap without application of the UHF discount. Ownership restrictions under FCC rules also include a variety of local limits on media ownership. The restrictions include an ownership limit of one television station in most medium and smaller television markets and two stations in most larger markets, known as the television duopoly rule. The regulations also include limits on the common ownership of a newspaper and television station in the same market (newspaper-television cross-ownership), limits on common ownership of radio and television stations in the same market (radio-television station ownership) and limits on radio ownership of four to eight radio stations in a local market.

If the FCC should loosen its media ownership rules, attractive opportunities may arise for additional television station and other media acquisitions, but these changes also would create additional competition for Meredith Media General from other entities, such as national broadcast networks, large station groups, newspaper chains and cable operators, which may be better positioned to take advantage of such changes and benefit from the resulting operating synergies both nationally and in specific markets.

On March 12, 2014, the FCC issued a public notice with respect to the processing of broadcast television applications proposing sharing arrangements and contingent interests. The public notice indicated that the FCC will closely scrutinize any application that proposes that two or more stations in the same market that are not commonly owned (i) enter into an agreement to share facilities, employees and/or services or to jointly acquire programming or sell advertising including through joint sales agreements, shared services agreements, or similar agreements, and (ii) enter into an option, right of first refusal, put/call arrangement or other similar contingent interest, or a loan guarantee. Meredith Media General cannot now predict what actions the FCC may require in connection with the processing of applications for FCC consent to acquire or divest stations. Among other things, this may limit Meredith Media General’s ability to enter into contractual relationships with third-party licensees.

Under an FCC rule that became effective on June 19, 2014, a television licensee that agrees to sell more than 15% of the weekly advertising inventory of another television station in the same DMA will be deemed to have an attributable ownership interest in that station. The change effectively bans joint sales agreements involving ad sales in excess of 15% between two stations in the same market unless the station selling the advertising time could own the other station under the FCC’s duopoly limitations or can obtain a waiver of the rule. Stations with joint sales agreements that put them in violation of the FCC’s new ownership limits as of the effective date of the new rules have until December 19, 2016, to amend or terminate those arrangements or to obtain waivers of the new rule. Although the FCC has stated that it will consider waivers of the new joint sales agreement attribution rule, the FCC thus far has provided little guidance on what factors must be present for a waiver to be granted. Legislation has been introduced in Congress which would extend this grandfathering of existing joint sales agreements indefinitely, but we cannot predict whether such legislation will be adopted, or if it is adopted, what actions the FCC might take in response. Certain third parties, including the National Association of Broadcasters, have appealed these new rules to the United States Court of Appeals for the District of Columbia Circuit. That action is still pending and we cannot predict the outcome. Absent further developments of the grant of waivers, these changes will affect Meredith Media General’s present agreements to sell advertising inventory for independently owned stations in Augusta, Georgia, Albany, New York, Lansing, Michigan, Springfield, Ohio, Youngstown, Ohio and Topeka, Kansas, and will restrict its ability to enter such agreements in the future.

Concurrent with its adoption of the rule on TV joint sales agreements, the FCC issued a notice of proposed rulemaking in which it initiated its statutorily-required Quadrennial Review of its ownership rules. The rulemaking proposes, among other things, (i) eliminating the newspaper/radio cross ownership rule and the radio/television cross ownership rule, (ii) retaining the newspaper/television cross ownership rule but allowing for waivers on a case by case basis, (iii) retaining the local television rules, and (iv) prohibiting two television stations in the same market from swapping network affiliations if doing so would result in a single owner having two top-four network affiliations in a market where it could not otherwise own both affiliation-swapping stations. The proposed rulemaking also seeks comment on how to define a television shared services agreement, whether television stations should be required to disclose shared services agreements and how best to achieve disclosure. In addition, the FCC proposed to adopt the overlap of digital noise-limited service contours as the trigger for applying the local television ownership rules to commonly owned television stations in the same market and to grandfather existing ownership combinations that otherwise would exceed ownership limits under the revised approach.

Meredith Media General’s operating results will be dependent in part on the success of programming aired by its television stations, which depends in part upon factors beyond its control.

Meredith Media General’s advertising revenues depend in part on the success of its local, network and syndicated programming. Media General and Meredith make significant commitments to acquire rights to television programs under multi-year agreements. Whether these programs succeed depends upon unpredictable factors such as audience preferences, competing programming and the availability of other entertainment activities. If a particular program is not popular, it may not be possible to sell enough advertising to cover the program’s cost. In some instances, Meredith Media General may have to replace or cancel programs before fully amortizing their costs and, as a result, may have impairments that increase operating costs.

In addition, FCC rules affect the network-affiliate relationship. Among other things, these rules require network affiliation agreements to: (i) prohibit networks from requiring affiliates to clear time previously scheduled for other use, (ii) permit an affiliate to preempt network programs it believes are unsuitable for its audience and (iii) permit affiliates to substitute programs believed to be of greater local or national importance than network programming. In 2008, the FCC resolved a petition to review certain of these rules by clarifying its limitations on the extent to which the networks can exert control over the operations of their affiliates. In March 2014, the FCC adopted a Further Notice of Proposed Rulemaking seeking comment on whether the FCC should eliminate its rules protecting stations’ network non-duplication and syndicated programming exclusivity. These rules establish a regulatory process by which local stations may seek to enforce their contractual exclusivity rights to network and syndicated programming within their markets. This rulemaking is still pending and its outcome cannot be determined.

In recent years, the national broadcast networks have streamed certain network programming on the Internet and other distribution platforms in close proximity in time to the broadcast of such programming on local television stations, including those owned by Media General and Meredith. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by the local stations and could adversely affect the business, financial conditions and results of operations of Meredith Media General’s stations.

The non-renewal or termination of a network affiliation agreement or a change in network affiliations could have a material adverse effect on Meredith Media General. Media General and Meredith periodically renegotiate their major network affiliation agreements. Media General and Meredith anticipate that, going forward, Meredith Media General will be required to pay commercially reasonable fees to these networks for the right to carry their programming as a condition of renewal of their respective affiliation agreements. There can be no assurance, however, as to whether Media General’s and Meredith’s affiliation agreements will be renewed or as to what effect, if any, these renewals may have on Meredith Media General’s financial condition and results of operations. If renewed, network affiliation agreements and retransmission agreements may be renewed on terms that are less favorable to Meredith Media General.

If any of Meredith Media General’s stations cease to maintain affiliation agreements with networks for any reason, Meredith Media General would need to find alternative sources of programming, which may be less attractive and more expensive. A change in network affiliation in a given television market may have many short- and long-term consequences, depending upon the circumstances surrounding the change. Potential short-term consequences include: (i) increased marketing costs and increased internal operating costs, which can vary widely depending on the amount of marketing required to educate the audience regarding the change and to maintain the station’s viewing audience; (ii) short-term loss of market share or slower market growth due to advertiser uncertainty about the switch; (iii) costs of building a new or larger news operation; (iv) other increases in station programming costs, if necessary; and (v) the cost of equipment needed to conform the station’s programming, equipment and logos to the new network affiliation. Long-term consequences are more difficult to assess, due to the cyclical nature of each of the major networks’ share of the audiences that changes from year-to-year with programs coming to the end of their production cycle, audience acceptance of new programs in the future and the fact that national network audience ratings do not necessarily indicate how a network’s programming may fare in a particular market. The circumstances that may surround a network affiliation switch cause uncertainty as to the actual costs that Meredith Media General will incur, and if these costs are significant, the switch could have a material, adverse impact on the income Meredith Media General will derive from the affected station.

In addition, syndication agreements are licenses to broadcast programs that are produced by production companies. Such programming can form a significant component of a station’s programming schedule. Syndication agreements are subject to cancellation, which may affect a station’s programming schedule, and it cannot be certain that Meredith Media General will continue to be able to acquire rights to syndicated programs once Media General and Meredith’s current contracts for these programs end.

The consummation and integration of acquisitions pose various risks and uncertainties.

Meredith Media General intends to continue to selectively pursue strategic acquisitions (subject to market conditions), its liquidity, and the availability of attractive acquisition candidates. Meredith Media General may not be successful in identifying attractive acquisition targets nor may have the financial capacity to complete future acquisitions. Acquisitions involve inherent risks, such as increasing leverage, debt service requirements, future performance-based purchase obligations and combining company cultures and facilities, and Meredith Media General may not be able to successfully integrate acquired entities, which could have a material adverse effect on its operating results, particularly during the period immediately following any acquisition. Meredith Media General may not be able to generate cost savings or increase revenues as a result of any acquisition. In addition, future acquisitions may result in Meredith Media General’s assumption of unexpected liabilities and may result in the diversion of management’s attention from the operation of its core business.

Certain acquisitions, such as acquisitions of television stations, are subject to the approval of the FCC and, potentially, other regulatory authorities. The need for FCC and other regulatory approvals could restrict Meredith Media General’s ability to complete future transactions and potentially require Meredith Media General to divest some television stations in order to complete these transactions.

Meredith Media General may not achieve all of the synergies and cost savings that are expected to be obtained from its acquisitions.

In connection with the Young merger, the LIN merger, the Meredith Merger and other acquisitions, Media General and Meredith have disclosed, and Meredith Media General may from time to time disclose or announce, potential synergies and cost savings that may be obtained in the future as a result of the acquisitions, including measures of revenue and profitability that give effect to potential synergies. Media General’s, Meredith's and Meredith Media General’s determinations of potential synergies and cost savings (and such measures of revenue and profitability) are and will be based upon various assumptions and estimates that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond their control, and are based upon specific assumptions with respect to future business decisions, some of which will change. We cannot guarantee that Media General and Meredith Media General will necessarily generate all of the anticipated synergies from acquisitions, and the actual amount of synergies and cost savings Media General and Meredith Media General successfully obtain could be significantly lower than the amounts expected. In addition, Media General and Meredith Media General’s ability to generate synergies will be subject to governmental actions and policies which are outside of their control. All disclosures regarding anticipated synergies and cost savings (and any related measures of revenue and profitability) are forward-looking statements which should be reviewed together with the “Risk Factors” included in this joint proxy statement/prospectus.

Meredith Media General’s substantial indebtedness could impair its financial condition and its ability to fulfill its debt obligations.

On a pro forma basis assuming completion of the transaction, as of September 30, 2015, Meredith Media General would have had total indebtedness of approximately $4.8 billion. This indebtedness can have significant consequences for Meredith Media General’s creditors and investors. For example this indebtedness could:

●	make it more difficult for Meredith Media General to satisfy its obligations, which could in turn result in an event of default on its indebtedness;

●	impair Meredith Media General’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

●	diminish Meredith Media General’s ability to withstand a downturn in its business, the industry in which it operates or the economy generally;

●	limit flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

●	place Meredith Media General at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

If Meredith Media General is unable to meet its debt service obligations or if it otherwise breaches a covenant, it could be forced to restructure or refinance its indebtedness, seek additional equity capital or sell assets. Meredith Media General may be unable to obtain financing or sell assets on satisfactory terms, or at all.

In addition, the Indenture governing the Media General 2022 Notes and the credit agreement governing the Senior Secured Credit Facility each contain restrictive covenants that will limit the ability of Meredith Media General (in the case of the Senior Secured Credit Facility) and LIN Television and its subsidiaries to engage in activities that may be in Meredith Media General’s long-term best interest (although it is expected that the Media General 2021 Notes and Meredith’s existing indebtedness will be repaid in full in connection with the consummation of the mergers). Failure to comply with those covenants could result in the acceleration of all of Meredith Media General’s debt.

Despite its debt levels, Meredith Media General may be able to incur significantly more debt in the future, which could increase the foregoing risks (and as noted above, Media General expects that it will incur additional indebtedness in connection with the consummation of the transaction).

Meredith Media General will require a significant amount of cash to service its indebtedness. This cash may not be readily available to Meredith Media General.

Meredith Media General’s ability to make payments on, or repay or refinance, its indebtedness and fund planned capital expenditures will depend largely upon its future operating performance. Meredith Media General’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. It cannot be certain Meredith Media General will generate sufficient cash flow from operations or that future borrowings or revolving credit commitments will be available in amounts sufficient to enable Meredith Media General to pay its indebtedness or to fund its other liquidity needs.

Media General’s pension and postretirement benefit plans are currently underfunded. A declining stock market and lower interest rates could affect the value of Media General’s retirement plan assets and increase Meredith Media General’s postretirement obligations.

Meredith Media General will have qualified defined benefit retirement plans covering substantially all Legacy Media General employees hired before January 1, 2007 and the IBEW Local 45 employees of KRON-TV. Meredith Media General also will have acquired LIN Media’s defined benefit plans. As of December 31, 2014, these qualified retirement plans were underfunded by approximately $184.2 million after considering 2014 contributions. The qualified retirement plans had $437.6 million in total net assets available to pay benefits to participants enrolled in the Plans as of December 31, 2014. Media General made contributions of $45 million in January of 2014 to the Legacy Media General plan to reduce the funding gap. In the second half of 2014, Media General offered terminated vested participants of the Legacy Media General Retirement Plan an opportunity to receive a lump-sum payout in settlement of their retirement plan liability. Approximately half of the roughly 1,800 participants elected to do so, resulting in $70.6 million in payouts from plan assets to settle approximately $94 million in liability.

Meredith Media General will also have non-contributory unfunded supplemental executive retirement and ERISA excess plans, both of which were amended and restated effective January 1, 2008, and both of which supplement the coverage available to certain Legacy Media General executives. There is also an unfunded plan that provides certain health and life insurance benefits to retired Legacy Media General employees who were hired prior to 1992 and a retirement medical savings account established as of January 1, 2007. Although Meredith Media General has frozen participation and benefits under all plans discussed in this section in either 2005 or 2009, two significant elements in determining Meredith Media General’s pension expense are the expected return on plan assets and the discount rate used in projecting obligations. Large declines in the stock market (such as those seen in 2008) and lower discount rates (such as those seen in 2014) would increase Meredith Media General’s expense and may necessitate higher cash contributions to the qualified retirement plans.

Media General’s ability to use its NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code. The mergers will result in an ownership change of Media General pursuant to Section 382 of the Code, further limiting the ability of Meredith Media General to use the Media General NOL carryforwards to offset future taxable income of Meredith Media General for U.S. federal income tax purposes.

In general, under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitation on its ability to utilize its pre-change net operating loss carryforwards, which we refer to as “NOL carryforwards,” to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain shareholders increases by more than 50 percentage points over such shareholders’ lowest percentage ownership during the testing period (generally three years).

For U.S. federal income tax purposes, as of December 31, 2014, the Media General consolidated group had approximately $635 million of NOL carryforwards. Media General’s ability to use these NOL carryforwards to offset future taxable income currently is subject to limitation under Section 382 of the Code.

The mergers will result in an ownership change of Media General pursuant to Section 382 of the Code, further limiting the ability of Meredith Media General to use the Media General NOL carryforwards to offset future taxable income of Meredith Media General for U.S. federal income tax purposes.

These Section 382 limitations may impact the timing of when cash is used to pay the taxes of Meredith Media General and could cause some portion of its NOL carryforwards to expire unused, in each case, reducing or eliminating the benefit of such NOL carryforwards. Similar rules and limitations may apply for state income tax purposes.

The July 2013 restructuring of LIN TV Corp. into a limited liability company enabled LIN TV Corp. to significantly reduce its 2013 tax liability. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the intended tax consequences of the restructuring.

In July 2013, LIN TV Corp. restructured by converting its form of organization from a corporation into a limited liability company, enabling it to significantly reduce its 2013 tax liability by allowing it to offset a tax loss recognized as a result of the restructuring against tax gains recognized in 2013. The July 2013 restructuring was effected by a merger of LIN TV Corp. with and into LIN. Because LIN TV Corp.’s sole asset at the time of its merger with and into LIN was its 100% equity interest in LIN Television, LIN TV Corp. computed its gain or loss from the merger based on the trading price of the LIN TV Corp. class A common stock on the date of the merger. LIN TV Corp.’s tax basis in its shares of LIN Television exceeded the fair market value of such shares at the time of the merger.

The U.S. federal income tax treatment of the July 2013 restructuring depended, in part, on LIN being treated as a partnership, and not as a corporation, for U.S. federal income tax purposes. An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership,” unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (1) interests in the partnership are traded on an established securities market or (2) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. An exception to taxation of a publicly traded partnership as a corporation, referred to as the “qualifying income exception,” is satisfied if at least 90% of the partnership's gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act of 1940. LIN reported qualifying income sufficient to satisfy the qualifying income exception for all relevant periods.

No rulings were requested from the IRS with respect to the tax consequences of the July 2013 restructuring. Accordingly, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the intended tax consequences of the restructuring, including the amount of any tax loss recognized as a result of the restructuring.

Impairment of the value of Meredith Media General’s goodwill and other intangible assets is possible, depending on future operating results and the value of its stock.

Meredith Media General will periodically evaluate its goodwill and other intangible assets (primarily broadcast licenses, network affiliations and advertiser relationships) to determine if its carrying values are recoverable. Factors which influence the evaluation include expected future operating results (including assumptions around revenue growth, compensation levels, capital expenditures and discount rates), Meredith Media General's stock price and the market for buying/selling media assets. If the carrying value is no longer deemed to be recoverable, a charge to earnings may be necessary. Although those charges are non-cash in nature and do not affect our operations, they could affect future reported results of operations and reduce our shareholders’ equity.

Cybersecurity risks could affect Meredith Media General’s operating effectiveness.

Media General and Meredith use computers in substantially all aspects of their business operations.  Media General and Meredith revenues are increasingly dependent on digital products. Such use exposes Meredith Media General to potential cyber incidents resulting from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The results of these incidents could include, but are not limited to, business interruption, disclosure of nonpublic information, decreased advertising revenues, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence.  Media General and Meredith have systems and processes in place to protect against risks associated with cyber incidents, and they maintain, and Meredith Media General will maintain, insurance coverage to mitigate cyber-related risks; however, depending on the nature of an incident, these protections may not be fully sufficient.

Meredith Media General may be unable to sufficiently reduce operating costs to offset potential revenue declines.

Media General previously has taken measures to manage its operating costs by reducing headcount, freezing or limiting certain employee benefits and implementing other cost-control measures across Media General. If further reductions in employee compensation and benefits are necessary, Meredith Media General may not be able to attract and retain key employees. Furthermore, significant portions of Meredith Media General’s expenses are fixed in nature and may not be reduced easily if revenue declines occur, which could adversely affect Meredith Media General’s operating results.

Paper and postage prices are difficult to predict and control.

Paper and postage represent significant components of Meredith’s total cost to produce, distribute, and market its printed products. In fiscal 2015, these expenses accounted for 21% of Meredith’s national media's operating costs. Paper is a commodity and its price has been subject to significant volatility. All of Meredith’s paper supply contracts currently provide for price adjustments based on prevailing market prices; however, Meredith historically has been able to realize favorable paper pricing through volume discounts. The United States Postal Service, which we refer to as “USPS,” distributes substantially all of Meredith’s magazines and many of Meredith’s marketing materials. Postal rates are dependent on the operating efficiency of the USPS and on legislative mandates imposed upon the USPS. Meredith Media General cannot predict with certainty the magnitude of future price changes for paper and postage. Further, Meredith Media General may not be able to pass such increases on to its customers.

Meredith Media General will operate in a very competitive business environment.

The television industry is highly competitive, and this competition can draw viewers and advertisers from our stations. Cable providers, direct broadcast satellite companies and telecommunication companies are developing new technologies that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television industry into ever more specialized niche markets. Competitors who target programming to such sharply defined markets may gain an advantage in garnering television advertising revenues. In addition, technological advancements and the resulting increase in programming alternatives, such as pay-per-view, home video and entertainment systems, video-on-demand, mobile video and the Internet, have created new types of competition to television broadcast stations and will increase competition for household audiences and advertisers. Technologies that allow viewers to digitally record, store and play back television programming may decrease viewership of commercials as recorded by media measurement services and, as a result, may lower advertising revenues. In addition, since digital television technology allows broadcasting of multiple channels within the additional allocated spectrum, this technology could expose Meredith Media General to additional competition from programming alternatives. Meredith Media General cannot provide any assurances that it will remain competitive in light of these developing technologies.

Meredith Media General will face competition from:

●	other local free over-the-air broadcast television and radio stations;

●	telecommunication companies;

●	cable and satellite system operators;

●	Internet search engines, Internet service providers and websites, social media and new technologies including mobile television; and

●	other sources of news, information and entertainment such as newspapers, magazines, movie theaters, live sporting events and home video products, including video games.

Furthermore, Internet programming services such as Aereo and FilmOnX sought to offer Internet-based program services in an attempt to retransmit existing broadcast stations without negotiating for retransmission consent with the broadcaster or payment of any copyright or carriage fee. Despite a victory for broadcasters against Aereo before the U.S. Supreme Court, which has for now shut down Aereo’s service, similar companies may continue to attempt to develop technologies or business or litigation strategies that would allow them to retransmit or otherwise distribute content in a way that bypasses copyright or carriage fees. For example, following the Supreme Court’s decision against Aereo, both Aereo and FilmOnX argued that they should be eligible for access to the compulsory license under Section 111 of the Copyright Act. The Second Circuit rejected this claim when raised by Aereo, but a U.S. District Court for the Central District of California ruled in FilmOnX’s favor on this question. Subsequently, however, the U.S. District Court for the District of Columbia held that FilmOnX does not qualify for the cable compulsory copyright license. Because companies like FilmOn that distribute video over the Internet are not classified as MVPDs, they are not required by current law to obtain retransmission consent from local broadcasters, which means that if they are eligible for the Section 111 compulsory license, they could retransmit local TV signals over the Internet without paying a fee to broadcasters. The District Court stayed its ruling in this case and permitted an immediate appeal to the Ninth Circuit. Whether this decision will survive appeal cannot be predicted at this time. Moreover, the FCC currently is considering a change in its rules that would classify online video providers like FilmOn as MVPDs, which would require them to negotiate retransmission consent with broadcasters. That proceeding is discussed further below. Even if broadcasters continue to bring successful litigation against these companies or obtain favorable regulatory treatment for these companies from the FCC and the Copyright Office, there is no guarantee that they will be prevented from circumventing copyright or carriage fees in the future or detracting from Meredith Media General’s viewership and advertising and retransmission consent revenues. Meredith Media General’s ability to adapt to changes in technology in a timely manner may affect Meredith Media General’s business prospects and results of operations.

Media General and Meredith’s television stations are located in highly competitive markets. Accordingly, the results of Meredith Media General’s operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any of our stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of Meredith Media General’s competitors have or may, in the future, obtain greater resources, Meredith Media General’s ability to compete successfully in its broadcasting markets may be impeded.

Meredith Media General may experience disruptions in its business due to natural disasters, terrorism or similar events.

Because Meredith Media General will have a high concentration of television stations in the southeastern United States, its operations will be particularly susceptible to tropical storms, tornadoes and hurricanes. If natural disasters, acts of terrorism, political turmoil, or hostilities occur, one or more of our broadcast stations could experience a loss of technical facilities for an unknown period of time and would, in addition, lose advertising revenues during such time period. In addition, if natural disasters, acts of terrorism, political turmoil or hostilities occur, even if Meredith Media General does not experience a loss of technical facilities, its broadcast operations may switch to continual news coverage, which would cause the loss of advertising revenues due to the suspension of advertiser-supported commercial programming.

Meredith Media General could be adversely affected by labor disputes and legislation and other union activity.

The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. Media General’s and Meredith’s program suppliers engage the services of writers, directors, actors and on-air and other talent, trade employees and others, some of whom are subject to these collective bargaining agreements. Also, as of December 31, 2014, approximately 420 of Media General’s employees are represented by labor unions under collective localized bargaining agreements with three different unions: the International Brotherhood of Electrical Workers; the American Federation of Television and Radio Artists; and National Association of Broadcast Employees and Technicians. As of June 30, 2015, approximately 293 of Meredith’s employees are represented by labor unions under collective localized bargaining agreements, representing a small percentage of each of Media General’s and Meredith’s workforces, with three different unions: the American Federation of Television and Radio Artists; The National Association of Broadcast Employees and Technicians Communications Workers of America; and the International Brotherhood of Electrical Workers.

Failure to renew these agreements, higher costs in connection with these agreements or a significant labor dispute, including strikes or work stoppages, could adversely affect Meredith Media General’s business by causing, among other things, delays in production that lead to declining viewership, a significant disruption of operations and reductions in the profit margins of Meredith Media General’s programming and the amounts Meredith Media General can charge advertisers for time. Meredith Media General’s stations also broadcast certain professional sporting events, including NBA basketball games, MLB baseball games, NFL football games and other sporting events, and Meredith Media General’s viewership may be adversely affected by player strikes or lockouts, which could adversely affect Meredith Media General’s advertising revenues and results of operations. Any changes in the existing labor laws may increase these risks.

Provisions of Meredith Media General’s Articles of Incorporation and Bylaws and the VSCA could make a merger, tender offer or proxy contest difficult and could deprive shareholders of the opportunity to obtain a takeover premium for shares of the New Holdco voting common stock owned by them.

Upon the completion of the transaction, Meredith Media General’s Articles of Incorporation and Bylaws will contain provisions that could have the effect of delaying or preventing changes in control of Meredith Media General or changes in Meredith Media General’s management without the consent of its board of directors, which could make a merger, tender offer or proxy contest difficult. These provisions include: (i) the ability of the board of directors of Meredith Media General to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without shareholder approval, which could be used, to the extent consistent with its legal duties, to issue a series of stock to persons friendly to management in order to attempt to block an acquisition action by a hostile acquirer or to significantly dilute the ownership of a hostile acquirer, (ii) the requirement that a special meeting of shareholders may be called only by the board of directors of Meredith Media General, the chairman of the board of directors of Meredith Media General or the president of Meredith Media General, which may delay the ability of Meredith Media General’s shareholders to force consideration of a proposal or to take action, and (iii) advance notice procedures with which shareholders must comply in order to nominate candidates to the board of directors of Meredith Media General or to propose matters to be acted upon at a shareholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect such acquirer’s own slate of directors or otherwise attempting to obtain control of Meredith Media General. In addition, under the VSCA, shareholders of Meredith Media General will be prohibited from taking action by written consent unless the consent is unanimous, which makes action by written consent unrealistic to obtain and forces shareholder action to be taken at an annual or special meeting. These provisions, alone or together, could delay hostile takeovers and changes in control of Meredith Media General or changes in management of Meredith Media General.

Further, the “affiliated transaction” provisions of Virginia law prohibit, subject to certain exceptions, any person who becomes the beneficial owner of more than 10% of any class of a corporation’s voting securities, without the prior consent of that corporation’s board of directors, from engaging in specified transactions with such corporation for a period of three years following the date upon which the shareholder acquires the requisite number of securities. The types of transactions covered by the law include certain mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, dissolutions, reclassifications and recapitalizations. Meredith Media General will not opt out of this law in its Articles of Incorporation.

Meredith Media General’s Articles of Incorporation will contain provisions allowing it to restrict the ownership, conversion and proposed ownership of common stock for reasons related to compliance with the FCC’s rules and regulations.

Under Meredith Media General’s Articles of Incorporation, Meredith Media General may restrict the ownership, conversion or proposed ownership of shares of common stock by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership of shares of capital stock of any other person, would cause Meredith Media General or its subsidiaries to be subject to restrictions under, or cause a violation of, the laws, rules and regulations administered or enforced by the FCC, including the Communications Act, which are referred to as “federal communications laws.” Meredith Media General may enforce such restrictions if it believes the ownership, conversion or proposed ownership by a holder of common stock:

●	would be in violation of any federal communications laws;

●	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of us or our subsidiaries under the federal communications laws;

●

would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station by Meredith Media General or any of its subsidiaries for which we have entered into a definitive agreement with a third party;

●

would (or could reasonably be expected to) cause Meredith Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which reasonably could be expected to have a material effect on Meredith Media General or any of its subsidiaries to which Meredith Media General or any of its subsidiaries would not be subject but for such ownership, conversion or proposed ownership; or

●	would require prior approval from the FCC and such approval has not been obtained.

The restrictions that Meredith Media General may enact include refusing to permit the transfer of shares, suspending rights of share ownership, requiring the conversion of voting common stock to non-voting common stock, and other remedies. These provisions may restrict the ability of shareholders to acquire, own and/or vote shares of Meredith Media General’s voting common stock.

Meredith Media General does not intend to pay cash dividends on its voting common stock for at least so long as it is prohibited from doing so under its credit agreement.

Meredith Media General’s credit agreement in effect at the completion of the transaction will contain restrictions on the payment of dividends, and any credit agreements it enters into in the future may contain similar limitations or restrictions. In addition, applicable state law may impose requirements that may impede Meredith Media General’s ability to pay dividends on its voting common stock. Therefore, it is likely that any return on investment for Meredith Media General’s shareholders, at least in the near term, will occur only if the market price of New Holdco voting common stock appreciates.

Former holders of Meredith common shares may be deemed to hold “attributable interests” in Meredith Media General.

The laws, rules and regulations administered by the FCC impose restrictions on the common ownership and control of radio and television broadcast licenses and daily newspapers. The FCC generally applies its ownership limits to persons who hold an “attributable interest” in a broadcast license or daily newspaper, which generally is deemed to be any direct or indirect holding of 5% or more of the voting stock of a corporation such as Meredith Media General. Following the completion of the transaction, the broadcast or newspaper interests of holders of 5% or more of the voting common stock of Meredith Media General may limit the ability of Meredith Media General to acquire or own broadcast stations in particular markets. While Meredith Media General’s Articles of Incorporation will have provisions that it may use to prevent such an effect by limiting the holding of attributable interests in Meredith Media General to those shareholders lacking conflicting media interests, there can be no assurance that these provisions as applied will be completely effective.

Meredith Media General will have the ability to issue preferred stock which could affect the rights of holders of its voting common stock.

Meredith Media General’s Articles of Incorporation will allow the board of directors of Meredith Media General to issue up to 50 million shares of preferred stock and set the terms of such preferred stock. The terms of any such preferred stock, if issued, may adversely affect the dividend, liquidation and other rights of holders of Meredith Media General’s common stock.

The public price and trading volume of New Holdco voting common stock may be volatile.

The price and trading volume of New Holdco voting common stock may be volatile and subject to fluctuations. Some of the factors that could cause fluctuation in the stock price or trading volume of New Holdco voting common stock include:

●	general market and economic conditions and market trends, including in the television broadcast industry and the financial markets generally;

●	the political, economic and social situation in the United States;

●	actual or expected variations in operating results;

●	variation in quarterly operating results;

●	inability to meet projections in revenue;

●	announcements by Meredith Media General or its competitors of significant acquisitions, strategic partnership, joint ventures, capital commitments or other business developments;

●	adoption of new accounting standards affecting the industry in which Meredith Media General operates;

●	operations of competitors and the performance of competitors’ common stock;

●	litigation or governmental action involving or affecting Meredith Media General or its subsidiaries;

●	changes in financial estimates and recommendations by securities analysts;

●	recruitment or departure of key personnel;

●	purchases or sales of blocks of Meredith Media General’s voting common stock; and

●	operating and stock performance of the companies that investors may consider to be comparable.

There can be no assurance that the price of New Holdco voting common stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of New Holdco voting common stock, regardless of its operating performance. Stock price volatility might be worse if the trading volume of shares of New Holdco voting common stock is low. Furthermore, shareholders may initiate securities class action lawsuits if the market price of New Holdco voting common stock declines significantly, which may cause Meredith Media General to incur substantial costs and could divert the time and attention of Meredith Media General’s management.

Risks Related to Media General and Meredith and Meredith Media General after the completion of the transaction.

Media General and Meredith are subject to the risks described in (i) Item 1A – Risk Factors, in Media General’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC and is incorporated by reference in this joint proxy statement/prospectus, and (ii) Item 1A – Risk Factors, in Meredith’s Annual Report on Form 10-K for the year ended June 30, 2015 incorporated by reference. See “Incorporation of Certain Documents by Reference” beginning on page [●] for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated into this joint proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast” and other similar words. These include, but are not limited to, statements relating to the strategy of the combined company, the synergies and the benefits that are expected to be achieved as a result of the completion of the transaction, including future financial and operating results, Meredith Media General’s plans, objectives, expectations and intentions, Media General’s and Meredith’s projections and other prospective financial information, as well as other statements that are not historical facts. These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events including the operations of the combined company and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of Meredith Media General, Media General and Meredith, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page [●], those factors include:

●	those identified and disclosed in public filings with the SEC made by Media General and Meredith;

●

the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Media General or Meredith to pay a termination fee to the other party;

●

the inability to complete the transaction due to the failure to obtain the requisite shareholder approvals or the failure to satisfy (or to have waived) other conditions to completion of the transaction, including receipt of required regulatory approvals;

●	the failure of the transaction to be completed for any other reason;

●	risks that the transaction disrupts current plans and operations of Media General and Meredith, and the potential difficulties in employee retention as a result of the transaction;

●	the outcome of any legal proceedings that may be instituted against Media General, Meredith and/or others relating to the merger agreement;

●	diversion of each of Media General and Meredith’s management’s attention from ongoing business concerns;

●	the effect of the announcement of the transaction on each of Media General’s and Meredith’s business relationships, operating results and business generally;

●	the amount of the costs, fees, expenses and charges related to the transaction;

●	uncertainties as to the timing of the completion of the transaction;

●	risks that the respective businesses of Media General and Meredith will have been adversely impacted during the pendency of the transaction;

●	the effects of disruption from the transaction making it more difficult to maintain business relationships;

●	risks that any shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability;

●	the risk that competing offers may be made;

●

the ability to integrate the Media General and Meredith businesses successfully and to avoid problems which may result in Meredith Media General not operating as effectively and efficiently as expected;

●	risks that expected synergies, operational efficiencies and cost savings from the transaction and from the planned refinancing may not be fully realized or realized within the expected time frame;

●

significant changes in the business environment in which Media General, Meredith and Meredith Media General operate, including as a result of further consolidation in the television broadcast industry;

●	the effects of future regulatory or legislative actions on Media General, Meredith and Meredith Media General;

●

the impact of the issuance of common stock of Meredith Media General as consideration in connection with the transaction on the current holders of Media General’s common stock, including dilution of their ownership and voting interests;

●	the actual resulting credit ratings of the companies or their respective subsidiaries;

●	conduct and changing circumstances related to third-party relationships on which Media General and Meredith rely for their respective businesses;

●	market risks from fluctuations in interest rates;

●

events that are outside of the control of Media General, Meredith and Meredith Media General, such as political unrest in international markets, terrorist attacks, malicious human attacks, natural disasters, pandemics and other similar events; and

●	other economic, business, regulatory and/or competitive factors affecting Media General’s, Meredith’s and Meredith Media General’s businesses generally.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by Media General or Meredith or anyone acting for any or all of them. Except for their ongoing obligations to disclose material information under the U.S. federal securities laws, neither Media General nor Meredith undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this joint proxy statement/prospectus or to report the occurrence of unanticipated events.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the note regarding forward-looking statements in Item 7 of Media General’s Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus, and the special note regarding forward-looking statements in Item 1 of Meredith’s Annual Report on Form 10-K for the year ended June 30, 2015, as filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” beginning on page [●] and “Where You Can Find More Information” on page [●].

Media General, Meredith and Meredith Media General also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. None of Media General, Meredith or Meredith Media General undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect actual outcomes.

THE MEDIA GENERAL SPECIAL MEETING

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at [●], Richmond, Virginia, on [●], at [●], local time.

Purpose of the Special Meeting

At the special meeting, holders of Media General’s voting common stock will be asked to:

●

consider and vote on a proposal to approve the issuance of shares of New Holdco common stock in connection with the combination of Media General and Meredith, which we refer to as the “MG share issuance proposal”;

●	consider and vote on a proposal to amend and restate the Articles of Incorporation of Media General, which are being amended and restated to remove a provision specifying that Vincent L. Sadusky will serve as President and Chief Executive Officer of Media General and other provisions regarding his continued employment, which we refer to as the “MG amendment proposal.” As a result of the transaction, the Articles of Incorporation of Meredith Media General (other than the name of the corporation) will become identical to the Articles of Incorporation of Media General as so amended and restated. The proposed amendments to Media General’s Articles of Incorporation are shown in Annex B attached hereto. The form of amended and restated Articles of Incorporation of Media General was filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates; and

●

consider and vote on a proposal to approve one or more adjournments of the Media General special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the MG share issuance proposal and the MG amendment proposal, which we refer to as the “MG adjournment proposal.”

Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Media General special meeting. Any action may be taken on the items of business described above at the Media General special meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the special meeting may be adjourned.

The SG shareholders, Meredith and Media General entered into the SG voting agreement, in which the SG shareholders have agreed to vote their shares of Media General voting common stock in favor of the MG share issuance proposal and the MG amendment proposal. These shares represent approximately 14.5% of the aggregate voting power of all shares of Media General voting common stock as of the record date.

Record Date; Outstanding Shares Entitled to Vote

Media General’s board of directors has fixed the close of business on [●] as the record date for the Media General special meeting. If you were a holder of Media General voting common stock at the close of business on the record date, you are entitled to vote your shares at the Media General special meeting. The holders of Media General non-voting common stock are not entitled to vote on any proposal submitted to the shareholders of Media General for approval at the special meeting.

As of the record date, there were [●] shares of Media General voting common stock outstanding and entitled to vote at the Media General special meeting.

Quorum

Holders of a majority of the outstanding shares of Media General voting common stock, represented in person or by proxy, will constitute a quorum for the Media General special meeting. If a quorum is not present, the Media General special meeting may be adjourned, without notice other than by announcement at the Media General special meeting, until a quorum shall attend.

The shares of Media General voting common stock held by a shareholder present in person at the Media General special meeting, but not voting, and shares of Media General voting common stock for which Media General has received proxies indicating that the holders thereof have abstained, will be counted as present at the Media General special meeting for purposes of determining whether a quorum is established.

Vote Required

To be approved, the MG share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock. Under NYSE rules, abstentions will be considered as votes cast and, accordingly, will have the same effect as votes “AGAINST” the MG share issuance proposal. Shares not present at the Media General special meeting will have no effect on the outcome of the vote on the MG share issuance proposal (assuming a quorum is present).

To be approved, the MG amendment proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of shares of Media General voting common stock. Shares not present at the Media General special meeting and abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG amendment proposal (assuming a quorum is present).

To be approved, the MG adjournment proposal requires the affirmative vote of the holders of a majority of all votes cast by holders of Media General voting common stock.  Shares not present at the Media General special meeting and abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG adjournment proposal (whether or not a quorum is present).

If the MG share issuance proposal or the MG amendment proposal is not approved by holders of the requisite number of shares of Media General’s voting common stock, then the transaction will not occur.

Broker non-votes will have no effect on the proposals to be considered at the Media General special meeting.

Recommendation of Media General’s Board of Directors

Media General’s board of directors recommends that:

●	the holders of Media General’s voting common stock vote “FOR” the approval of the MG share issuance proposal,

●	the holders of Media General’s voting common stock vote “FOR” the approval of the MG amendment proposal, and

●	the holders of Media General’s voting common stock vote “FOR” the approval of the MG adjournment proposal.

Additional information on the recommendation of Media General’s board of directors is set forth in “The Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page [●].

Media General shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transaction. In addition, Media General’s shareholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference and to the plan of merger for the Media General Merger, which we refer to as the “Virginia plan of merger," which is attached as Annex E to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Voting by Media General’s Directors and Executive Officers

As of [●], the directors and executive officers of Media General beneficially owned, in the aggregate, [●] shares (or approximately [●]%) of the Media General voting common stock. The directors and executive officers of Media General holding approximately [●] shares (or approximately [●]%) of Media General voting common stock have informed Media General that they currently intend to vote all of their shares for the proposals to be voted on at the Media General special meeting. In addition, pursuant to the SG voting agreement, the SG shareholders, who collectively hold approximately 14.5% of the outstanding shares of voting common stock of Media General as of the record date, agreed to vote their shares in favor of the MG share issuance proposal and the MG amendment proposal. For additional information regarding the SG voting agreement, see “The Agreements – Description of the Standard General Voting Agreement” beginning on page [●].

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit your proxy or voting instructions promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Media General special meeting.

By Internet. Use the Internet at www.proxyvote.com to transmit your voting instructions and for the electronic delivery of information up until 11:59 p.m. Eastern Time on [●]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting instruction for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. Use any touch-tone telephone to dial [●] to transmit your voting instructions up until 11:59 p.m. Eastern Time on [●]. Have your proxy card in hand when you call and then follow instructions. If you submit a proxy by telephone, do not return your proxy card. The availability of telephone voting instruction for beneficial owners holding shares of voting common stock in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive your proxy card no later than the close of business on [●].If you are a beneficial owner of shares of Media General voting common stock held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

If you are a participant in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan, you have the right to direct Fidelity Management Trust Company, as trustee of the applicable plan(s), regarding how to vote the shares of voting common stock credited to your account under such plan(s).

Attending the Special Meeting

All Media General shareholders as of the record date may attend the special meeting. In order to attend the Media General special meeting, you must (i) be a holder of shares of Media General common stock as of the record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport, and (iii) if you are a beneficial owner of shares of Media General voting common stock held in street name, present a brokerage statement showing that you owned shares of Media General common stock as of the record date. In addition, if you are a beneficial owner of shares of Media General voting common stock held in street name and you wish to vote your shares in person at the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person.

Voting of Proxies

If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal. However, if you sign, date and return your proxy card and indicate that you vote against the MG share issuance proposal or the MG amendment proposal, but do not indicate how you want to vote on the MG adjournment proposal, the shares of Media General voting common stock represented by your proxy will not be voted in favor of the MG adjournment proposal. If you are a beneficial owner of Media General voting common stock held in street name, your broker, bank or other nominee will vote your shares on the MG share issuance proposal and the MG amendment proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee.

Voting of Media General Shares Held in Street Name

If a broker, bank or other nominee holds your shares of Media General’s voting common stock for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting instruction depends on the voting procedures of your broker, bank or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the Media General special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person.

Revoking Your Proxy

If you are a shareholder of record, you can revoke your proxy in one of three ways:

●	you can send a signed notice of revocation to the Secretary of Media General, which must be received prior to the beginning of the special meeting;

●

you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above under “—How to Vote,” which revised proxy must be received prior to the deadlines set forth above for each method of voting; or

●

you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of shares of Media General’s voting common stock held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Proxy Solicitations

Media General is soliciting proxies for the special meeting from Media General shareholders. Media General will bear the cost of soliciting proxies from Media General shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Media General’s directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Media General has also engaged the services of MacKenzie Partners, Inc. to assist in the distribution of the proxies. Media General estimates that it will pay MacKenzie Partners, Inc. a fee of approximately [●], plus reasonable out-of-pocket expenses, for such services.

Media General will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Media General’s voting common stock.

Other Business

Media General’s board of directors is not aware of any other business to be acted upon at the Media General special meeting. Only business that is stated in the Notice of Special Meeting of Shareholders may be conducted at the Media General special meeting.

Adjournments

Any adjournment of the special meeting may be made from time to time by less than a quorum until a quorum shall attend the special meeting or pursuant to the MG adjournment proposal. Media General is not required to notify shareholders of any adjournment if the new date, time and place is announced at the special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Media General shareholder of record entitled to vote at the adjourned Media General special meeting.

MEDIA GENERAL PROPOSALS

MG Share Issuance Proposal

Pursuant to the rules of the NYSE, Media General is requesting that holders of the outstanding shares of Media General voting common stock, consider and vote on a proposal to approve the issuance of shares of New Holdco common stock pursuant to the transaction contemplated by the merger agreement.

Approval of the MG share issuance proposal is a condition to the completion of the transaction. If the MG share issuance proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the MG share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast, including for these purposes abstentions, by the holders of shares of Media General voting common stock.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MG SHARE ISSUANCE PROPOSAL.

MG Amendment Proposal

Media General is requesting that holders of the outstanding shares of Media General voting common stock consider and vote on a proposal to approve an amendment to its Articles of Incorporation, which we refer to as the “MG amendment proposal.” The proposed amendments to Media General’s Articles of Incorporation are shown in Annex B attached hereto. You are urged to read carefully this amendment to Media General’s Articles of Incorporation before voting on this proposal.

The MG amendment proposal is intended to revise certain governance arrangements of Media General, which will become the governance arrangements of Meredith Media General following completion of the transaction, as described below. Media General is amending and restating its Articles of Incorporation immediately prior to the effective time of the Media General Merger because the Media General Merger is a holding company merger not requiring a vote of the shareholders of Media General under Section 13.1-719.1 of the VSCA. In order to meet the requirements for a holding company merger under the VSCA, the Articles of Incorporation of Meredith Media General is required to be identical to the Articles of Incorporation of Media General (other than the name of the corporation) immediately prior to the effective time of the Media General Merger.

If the MG amendment proposal is approved, certain provisions adopted in connection with the LIN merger will be removed from Media General’s Articles of Incorporation, including:

●	a provision specifying that Vincent L. Sadusky will serve as the President and Chief Executive Officer of Media General; and

●	provisions regarding the continued employment and removal of Mr. Sadusky.

Approval of the MG amendment proposal is a condition to the completion of the transaction. If the MG amendment proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the MG amendment proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Media General’s voting common stock. Abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG amendment proposal (assuming a quorum is present).

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MG AMENDMENT PROPOSAL.

MG Adjournment Proposal

Media General is requesting that holders of the outstanding Media General voting common stock consider and vote on a proposal to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the MG share issuance proposal or the MG amendment proposal. Media General intends to move to adjourn the special meeting in order to enable Media General to solicit additional proxies for approval of the MG share issuance proposal or the MG amendment proposal if, at the special meeting, the number of shares of Media General voting common stock present in person or by proxy and voting to approve the MG share issuance proposal or the amendment proposal is insufficient to approve either proposal.

If the Media General shareholders approve the MG adjournment proposal, Media General could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Media General shareholders who have previously voted. Media General is not required to notify shareholders of any adjournment if the new date, time and place is announced at the special meeting before adjournment. If, after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Vote Required for Approval

Approval of the MG adjournment proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Media General voting common stock. Abstentions (which for this purpose will not be considered as votes cast) will have no effect on the outcome of the vote on the MG adjournment proposal (whether or not a quorum is present).

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MG ADJOURNMENT PROPOSAL.

THE MEREDITH SPECIAL MEETING

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at Meredith’s principal executive offices, 1716 Locust Street, Des Moines, Iowa 50309, on [●], at [●] a.m., local time.

Purpose of the Special Meeting

At the Meredith special meeting, holders of Meredith common stock and Meredith Class B stock will be asked to:

●	consider and vote on a proposal to approve and adopt the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and which we refer to as the “Meredith merger proposal”;

●	consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Meredith’s named executive officers in connection with the transaction, which we refer to as the “Meredith compensation proposal” ; and

●

consider and vote on a proposal to approve one or more adjournments of the Meredith special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Meredith merger proposal, which we refer to as the “Meredith adjournment proposal.”

Pursuant to the Meredith voting agreement, the Meredith supporting shareholders, who collectively control less than 1% of the outstanding Meredith common stock and approximately 63% of the outstanding Meredith Class B stock as of the record date, have agreed to vote those shares in favor of the Meredith merger proposal. The Meredith Class B stock and the Meredith common stock controlled by the Meredith supporting shareholders represents approximately 45.8% of the voting power when voting together as a single class.

Record Date; Outstanding Shares Entitled to Vote

Meredith’s board of directors has fixed the close of business on [●] as the record date for the Meredith special meeting. If you were a holder of Meredith common stock or Meredith Class B stock at the close of business on the record date, you are entitled to vote your shares at the Meredith special meeting.

As of the record date, there were [●] shares of Meredith common stock issued and outstanding, each entitled to one vote at the special meeting. As of the record date, there were [●] shares of Meredith Class B stock issued and outstanding, each entitled to ten votes at the special meeting for a total of [●] votes.

Quorum

Holders of a majority of the voting power of the outstanding shares of Meredith common stock and Meredith Class B stock eligible to vote at the Meredith special meeting, taken together and each as a separate class, represented in person or by proxy, will constitute a quorum for the Meredith special meeting. If a quorum is not present, the Meredith special meeting may be adjourned, without notice other than by announcement at the Meredith special meeting, until a quorum shall attend.

Holders of Meredith common stock and Meredith Class B stock present in person at the special meeting, but not voting, and Meredith common stock and Meredith Class B stock for which Meredith has received proxies indicating that their holders have abstained, will be counted as present at the Meredith special meeting for purposes of determining whether a quorum is established.

Vote Required

The Meredith merger proposal requires for its approval the affirmative vote of (i) the holders of a majority of all votes cast by the holders of shares of Meredith common stock, present in person or by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, (ii) the holders of a majority of all votes cast by the holders of shares of Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, and (iii) the holders of a majority of all votes cast by the holders of shares of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class.

The Meredith compensation proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class.

The Meredith adjournment proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class.

If you mark “abstain,” fail to return a proxy card, or attend the special meeting and fail to vote with respect to the Meredith merger proposal, the Meredith compensation proposal or the Meredith adjournment proposal, it will not have the effect as a vote “FOR” or “AGAINST” the proposal.

If the Meredith merger proposal is not approved by holders of the requisite number of shares of Meredith common stock and Meredith Class B stock, then the transaction will not occur.

Recommendation of Meredith’s Board of Directors

Meredith’s board of directors unanimously recommends that:

●	the holders of Meredith common stock and Meredith Class B stock vote “FOR” the approval of the Meredith merger proposal,

●	the holders of Meredith common stock and Meredith Class B stock vote “FOR” the approval of the Meredith compensation proposal, and

●	the holders of Meredith common stock and Meredith Class B stock vote “FOR” the approval of the Meredith adjournment proposal.

Additional information on the recommendation of Meredith’s board of directors is set forth in “The Transaction – Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors” beginning on page [●].

Meredith’s shareholders should carefully read this joint proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transaction. In addition, Meredith’s shareholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and the plan of merger for the Meredith Merger, which we refer to as the “Iowa plan of merger," is attached as Annex F to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference.

Voting by Meredith’s Directors and Executive Officers

As of the record date, Meredith directors and executive officers, as a group, beneficially owned and were entitled to vote (i) [●] shares of Meredith common stock and (ii) [●] shares of Meredith Class B stock or approximately [●]% of the outstanding Meredith common stock and [●]% of Meredith Class B stock. The directors and executive officers of Meredith have informed Meredith that they currently intend to vote all of their Meredith common stock and Meredith Class B stock for the proposals to be voted on at the Meredith special meeting. In addition, pursuant to the Meredith voting agreements, the Meredith supporting shareholders, who collectively control less than 1% of the issued and outstanding Meredith common stock and approximately 63% of the issued and outstanding Meredith Class B stock as of the record date have agreed to vote their Meredith common stock and Meredith Class B stock in favor of the Meredith merger proposal. For additional information regarding this voting agreement, see “The Agreements – Description of the Meredith Shareholders’ Voting Agreements” beginning on page [●].

How to Vote

After reading and carefully considering the information contained in this joint proxy statement/prospectus, please submit a proxy or voting instructions for your shares as promptly as possible so that your shares will be represented at the Meredith special meeting. If you are a shareholder of Meredith as of the close of business on the record date, you may submit your proxy before the Meredith special meeting through one of the following methods:

By Internet. You may also vote via the Internet up until 11:59 p.m. Central time on [●]. The web site address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until noon of the day prior to the Meredith special meeting. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card. If you vote via the Internet, you may incur costs such as usage charges from Internet access providers and telephone companies. You will be responsible for those costs. The availability of Internet voting instruction for beneficial owners holding Meredith common shares in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Phone. You may also vote by telephone by calling the toll-free number provided on your proxy card up until 11:59 p.m. Central time on [●]. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until noon of the day prior to the Meredith special meeting. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card. The availability of telephone voting instruction for beneficial owners holding Meredith common shares in street name will depend on the voting process of your broker, bank or other nominee. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

By Mail. You may vote by marking the proxy card, dating and signing it, and returning it in the postage-paid envelope provided. Please mail your proxy card promptly to ensure that it is received no later than the close of business on [●]. If you are a beneficial owner of Meredith common shares held in street name, please follow the voting instructions in the materials you receive from your broker, bank or other nominee.

Attending the Special Meeting

All Meredith shareholders as of the record date may attend the special meeting. In order to attend the Meredith special meeting, you must (i) be a holder of Meredith common shares as of the record date, (ii) present valid photo identification issued by a government agency, such as a driver’s license or passport, and (iii) if you are a beneficial owner of Meredith common shares held in street name, present a brokerage statement showing that you owned Meredith common shares as of the record date. In addition, if you are a beneficial owner of Meredith common shares held in street name and you wish to vote your shares in person at the Meredith special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the special meeting in order to vote in person.

Voting of Proxies

If you submit a proxy or voting instructions by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a shareholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in accordance with the recommendation of the Meredith board of directors on that proposal. However, if you sign, date and return your proxy card and indicate that you vote against the Meredith merger proposal, but do not indicate how you want to vote on the Meredith adjournment proposal or the Meredith compensation proposal, the Meredith common shares represented by your proxy will not be voted in favor of the Meredith adjournment proposal or the Meredith compensation proposal. If you are a beneficial owner of Meredith common shares held in street name, your broker, bank or other nominee will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee.

Voting of Meredith Shares Held in Street Name

If a broker, bank or other nominee holds your shares of Meredith common stock or Meredith Class B stock for your benefit but not in your own name, such shares are in “street name.” In that case, your broker, bank or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting instruction depends on the voting procedures of your broker, bank or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your broker, bank or other nominee and you wish to vote in person at the Meredith special meeting, you must contact your broker, bank or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Meredith special meeting in order to vote in person.

Revoking Your Proxy

If you are a shareholder of record you can revoke your vote in one of three ways:

●	you can send a signed notice of revocation to the Secretary of Meredith;

●	you can submit a revised proxy bearing a later date by mail as described above; or

●

you can attend the special meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you are a beneficial owner of Meredith common stock or Meredith Class B stock held in street name, you must contact your broker, bank or other nominee to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the special meeting.

Proxy Solicitations

Meredith is soliciting proxies for the special meeting from Meredith shareholders. Meredith will bear the cost of soliciting proxies from Meredith shareholders, including the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Meredith’s directors, officers and employees (who will not receive any additional compensation for such service) may solicit proxies by telephone or in person meeting.

Meredith has also engaged the services of D.F. King to assist in the distribution of the proxies. Meredith estimates that it will pay [●] a fee of approximately [●] plus reasonable out-of-pocket expenses for such services.

Meredith will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out of pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Meredith common stock and Meredith Class B stock.

Other Business

Meredith’s board of directors is not aware of any other business to be acted upon at the Meredith special meeting.

Adjournments

Any adjournment may be made from time to time by less than a quorum until a quorum shall attend the Meredith special meeting. Meredith is not required to notify shareholders of any adjournment if the new date, time and place are announced at the Meredith special meeting before adjournment.

Appraisal Rights

Holders of Meredith common stock are not entitled to appraisal rights under Iowa law in connection with the transaction with respect to those shares.

Pursuant to the IBCA, the holders of each share of Meredith Class B stock are entitled to rights of appraisal under Section 490.1302 of the IBCA, in connection with the Meredith Merger with respect to their Meredith Class B stock.

For a summary of the material provisions of Sections 490.1302 through 490.1331 of the IBCA required to be followed by Meredith shareholders wishing to demand appraisal rights with respect to their Meredith Class B stock, please read the section titled “Appraisal Rights” beginning on page [●].

MEREDITH PROPOSALS

Meredith Merger Proposal

Meredith is requesting that holders of the outstanding Meredith common stock and Meredith Class B stock consider and vote on a proposal to approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and approve the Meredith Merger.

Approval of the Meredith merger proposal is a condition to the completion of the transaction. If the Meredith merger proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the Meredith merger proposal requires the affirmative vote of (i) the holders of a majority of all votes cast by the holders of shares of Meredith common stock present in person or represented by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, (ii) the holders of a majority of all votes cast by the holders of shares of Meredith Class B stock present in person or represented by proxy and entitled to vote at the Meredith special meeting, voting as a separate class, and (iii) the holders of a majority of all votes cast by the holders of shares of Meredith common stock and Meredith Class B stock present in person or represented by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith merger proposal (assuming a quorum is present).

Recommendation of the Meredith Board of Directors

THE MEREDITH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEREDITH MERGER PROPOSAL.

Meredith Compensation Proposal

Meredith is requesting that holders of the outstanding Meredith common stock and Meredith Class B stock consider and vote on a proposal to approve, on a non-binding and advisory basis, the compensation that may be paid or become payable to Meredith’s named executive officers in connection with the transaction contemplated by the merger agreement.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K under the Exchange Act, which requires disclosure of information about compensation for each “named executive officer” of Meredith that is based on or otherwise relates to the Meredith Merger. The compensation described below is referred to as “golden parachute compensation.” Further details regarding the following forms of golden parachute compensation payable in connection with the Meredith Merger can be found at “The Transaction – Interests of Meredith’s Directors and Officers in the Transaction,” beginning on page [●], and the table below.

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Meredith seek a non-binding advisory vote from its shareholders to approve the golden parachute compensation payable to its named executive officers in connection with the Meredith Merger. Meredith is asking its shareholders to approve, on a non-binding advisory basis, the golden parachute compensation payable to its named executive officers in connection with the Meredith Merger. Because the vote to approve such comparison is advisory only, it will not be binding on either Meredith, Media General or Meredith Media General. Accordingly, if the Meredith merger is completed, the compensation will be paid (or payable) regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described below.

Equity Awards

Immediately prior to the consummation of the Meredith Merger, certain outstanding equity-based awards held by employees and directors of Meredith will become equity-based awards of Meredith Media General, on the same terms and conditions (but taking into account any acceleration of vesting provided for under the terms of such awards) and will be exercisable for, convertible into or may be settled for New Holdco voting common stock, provided that the number of New Holdco voting common stock subject to such equity-based awards and the per share exercise price thereof will be adjusted as follows: (i) the number of shares of New Holdco voting common stock subject to conversion from options to purchase Meredith common stock will equal the product of the number of shares of Meredith common stock that were subject to such options immediately prior to the effective time of the Meredith Merger multiplied by the Meredith Equity Award Ratio (as defined below), with the result rounded down to the nearest whole number, (ii) the per share exercise price of each option to purchase New Holdco common stock will be equal to the quotient determined by dividing the exercise price per share at which such option was exercisable immediately prior to effective time of the Meredith Merger by the Meredith Equity Award Ratio, with the result rounded up to the nearest whole cent, and (iii) each restricted share of Meredith and other awards or benefits measured by the value of a number of shares of Meredith common stock (which we refer to as a “Meredith Share-Based Award”) that is not vested as of the Meredith Merger will be multiplied by the Meredith Equity Award Ratio (defined below), with the result rounded down to the nearest whole number, to determine the number of shares of Meredith Media General to be subject to such awards. Each Meredith Share-Based Award that is vested as of the Meredith Merger will be cancelled at the time of the Meredith Merger in exchange for the Meredith merger consideration plus accrued but unpaid dividends.

Severance Payments and Benefits

Meredith entered into Amended and Restated Severance Agreements, which we refer to as the “CIC Agreements,” with each of its named executive officers (Stephen M. Lacy, Joseph H. Ceryanec, Thomas H. Harty, Paul A. Karpowicz, and John S. Zieser). Meredith entered into the CIC Agreements with the named executive officers in 2008, which is prior to and not in connection with the merger agreement. The Meredith named executive officers are currently expected to be executive officers of Meredith Media General upon closing of the transaction.

The CIC Agreements provide for a double trigger, namely a Change in Control of Meredith followed by the termination of the named executive officer’s employment within the two years subsequent to the Change in Control of Meredith. The CIC Agreements provide for payments and other benefits if the executive is terminated within two years subsequent to the Change in Control of Meredith (or, under certain circumstances as described below, prior to a Change in Control of Meredith) for any reason other than disability, mandatory retirement, cause (as defined in the CIC Agreement) or voluntary termination other than for “Good Reason.” “Good Reason” includes: an adverse change in position, duties, responsibilities or status; a reduction in base salary; failure to maintain any plan or arrangement, including benefit or incentive plans, in which an executive participated prior to the Change in Control (or failure to maintain any replacement benefit or incentive plan) or a material reduction in the level of benefits under such plan (or replacement benefit plan); relocation to a place more than 25 miles from the location the executive performed his duties prior to the Change in Control; Meredith’s material breach of any provision in the CIC agreement or other material agreement by and between Meredith and the executive; Meredith’s failure to have the CIC agreement assumed by or assigned to its successor or assign; and other terms as more fully described in the CIC Agreements. Any good faith determination of Good Reason made by the executive shall be conclusive.

If a named executive officer’s employment is terminated prior to the date a Change in Control of Meredith occurs, and if there is a reasonable basis that such termination (1) was at the request of a third party that has taken steps reasonably calculated to effect a Change in Control of Meredith or (2) otherwise arose in connection with or anticipation of a Change in Control, then such termination shall be treated as a termination following a Change in Control. A “Change in Control of Meredith” as defined in the CIC Agreements is summarized briefly as follows:

1.

The acquisition by any person or entity of the beneficial ownership of 20% or more of either (a) the then outstanding common stock of Meredith or (b) the combined voting power of the then outstanding voting securities of Meredith;

2.

The directors who were incumbent at the time of the execution of the CIC Agreement or their successors cease to constitute at least a majority of the Meredith board of directors (not including any director whose nomination or election occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Meredith board of directors);

3.	The consummation of certain types of corporate transactions including mergers and the sale of all, or substantially all, of Meredith’s assets; or

4.	Approval by the shareholders of a complete liquidation or dissolution of Meredith.

Estimated Payments and Benefits

The table below sets forth an estimate of the approximate values of the golden parachute compensation that may become payable to Meredith’s named executive officers in connection with the transaction. In accordance with SEC rules, the tables assume the closing of the transaction occurs on December 31, 2015, and the employment of Meredith’s named executive officers is terminated without cause immediately following the closing on December 31, 2015. If the transaction was to close, and the associated terminations of employment were to occur, on a date other than December 31, 2015, certain amounts paid to the named executive officers may be higher or lower than the amounts shown in the table. The information below is based on an assumed per-share value of the Meredith common stock for these purposes of $49.63. This is calculated based on a price of a share of Meredith common stock of $49.63, which, as required by Item 402(t) of Regulation S-K, is the average closing price of a share of Meredith common stock over the five business day period following the first public announcement of the mergers. All golden parachute payments are subject to a double-trigger as described above with respect to the CIC Agreements.

The amounts shown are estimates of amounts that may or may not become payable to the named executive officers based on the assumptions described in this joint proxy statement/prospectus. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table and the footnotes to the table.

Named Executive Officer	Cash (1) ($)	Equity (2) ($)	Pension / Non-Qualified Deferred Compensation (3) ($)	Perquisites / Benefits (4) ($)	Tax Reimbursement (5) ($)	Total (6) ($)
Stephen M. Lacy	9,248,774	7,494,888	22,281,838	218,269	0	39,243,769
Joseph H. Ceryanec	4,194,811	2,717,937	3,048,023	182,038	4,183,941	14,326,750
Thomas H. Harty	4,895,151	3,392,728	4,888,023	187,427	5,817,708	19,181,037
Paul A. Karpowicz	5,533,667	3,091,823	7,477,572	192,291	3,546,343	19,841,696
John S. Zieser	4,590,586	2,629,694	7,593,716	177,219	3,248,123	18,239,338

(1)

Certain Cash Payments. The value of the cash payment to each of the named executive officers pursuant to the CIC Agreements represents the aggregate amount of the double-trigger severance payments to be paid following a qualifying termination of employment within 24 months following the date of the Change in Control is consummated in a lump sum payment equal to the sum of the following amounts: (i) three times the named executive officer’s annual base salary at the time of termination, (ii) three times the greater of the named executive officer’s target incentive for the year in which the date of termination occurs or the highest annual incentive compensation paid in respect of the three fiscal years immediately prior to the year in which the Change in Control occurs, (iii) any previously earned and due annual incentive payments, and (iv) a pro-rated annual bonus for the year of termination. The following table sets forth the amount of each severance payment for each named executive officer:

Award	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)

Base Salary	3,000,000	1,770,000	2,280,000	2,175,000	1,995,000

Annual Bonus	5,356,092	2,078,409	2,241,558	2,878,857	2,224,788

Earned but Unpaid Annual Incentive	0	0	0	0	0

Pro-rated Annual Bonus	892,682	346,402	373,593	479,810	370,798

Total	9,248,774	4,194,811	4,895,151	5,533,667	4,590,586

(2)

Equity. Immediately upon a Change in Control, all outstanding stock options and stock appreciation rights shall become exercisable, all restrictions on restricted stock and RSUs shall lapse and all performance awards shall be paid or delivered as if the performance goals had been fully achieved. The dollar value of the equity awards for each named executive officer is set forth in the following table:

Award	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)
Restricted Stock / Units	3,429,383	1,587,961	1,948,027	1,777,250	1,419,418
Options	686,400	190,080	242,880	225,930	190,080
Cash LTIPs	3,379,105	939,896	1,201,821	1,088,643	1,020,196
Total	7,494,888	2,717,937	3,392,728	3,091,823	2,629,694

(3)

Pension/Non-Qualified Deferred Compensation. In the event of a qualifying termination following a Change in Control, the CIC Agreements provide for an additional three years of age and service to be added (without affecting the life expectancy) in calculating each named executive officer’s pension benefit under Meredith’s qualified retirement plan and any excess or supplemental retirement plan in which the named executive officer participates. The excess of the resulting benefit over the pension benefit otherwise payable under Meredith’s pension plans as of the named executive officer’s termination date will be payable in a lump sum to the named executive officer upon termination.

(4)

Perquisites/Benefits. The CIC Agreements provide that the named executive officer and his eligible dependents shall continue, to the extent permitted by law, to be covered by all named executive officer services, programs, perquisites and insurance plans or programs in effect in which the named executive officer participated immediately prior to the Change in Control, for a period of 36 months after the named executive officer’s date of termination. The dollar amount of each perquisite and benefit for each named executive officer is set forth in the following table:

Perquisite/Benefit	Lacy ($)	Ceryanec ($)	Harty ($)	Karpowicz ($)	Zieser ($)
Lump sum payment equal to 3x the matching contribution to Meredith’s tax-qualified defined contribution plan for the year prior to the Change in Control	31,800	31,800	31,800	31,800	31,800
Continuation of medical and dental insurance for 36 months	38,193	38,234	43,524	23,207	38,234
Continuation of group, supplemental life, and split-dollar life insurance for 36 months	32,654	11,025	5,213	4,110	10,188
Continuation of short-term and long-term disability and named executive officer long-term disability for 36 months	30,794	13,163	10,238	23,509	17,797
Continuation of professional fees reimbursement for 36 months	30,000	30,000	30,000	30,000	30,000
Continuation of club dues and auto allowance for 36 months	54,828	57,816	66,652	79,665	49,200
Total	218,269	182,038	187,427	192,291	177,219

(5)

Tax Reimbursement. The CIC Agreements provide that Meredith will provide to the named executive officer a “gross-up” payment to cover any excise taxes incurred under Section 4999 of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” including all other income-related taxes. This column represents the dollar amount of the gross-up payment for each named executive officer.

(6)

Total. The table shows, for each named executive officer, the amount of golden parachute compensation that is double-trigger in nature. The total amounts do not reflect any reductions which may be made to payments which constitute “parachute payments” under the Code.

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Meredith seek a non-binding advisory vote from its shareholders to approve the golden parachute compensation potentially payable to its named executive officers in connection with the merger. Accordingly, Meredith is asking shareholders to approve the following resolution:

“RESOLVED, that the shareholders approve, on an advisory (non-binding) basis, the agreements or understandings with and items of compensation payable to the named executive officers of Meredith that are based on or otherwise relate to the Meredith Merger, as disclosed in the section of the joint proxy statement/prospectus entitled “‘Meredith’s Proposals – Meredith Compensation Proposal.’”

Vote Required for Approval

Approval of the Meredith compensation proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith compensation proposal (assuming a quorum is present).

Recommendation of the Meredith Board of Directors

THE MEREDITH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEREDITH COMPENSATION PROPOSAL.

Approval of the “golden parachute compensation” proposal is not a condition to the completion of the transaction. The vote with respect to the “golden parachute compensation” proposal is an advisory vote and will not be binding on Meredith, Media General or Meredith Media General. Further, the underlying plans and arrangements are contractual in nature and are not, by their terms, subject to Meredith shareholder approval. Accordingly, regardless of the outcome of the non-binding advisory vote, if the merger agreement is adopted by the Meredith shareholders and the Meredith Merger is completed, Meredith’s named executive officers will receive the “golden parachute compensation” to which they may be entitled.

Meredith Adjournment Proposal

Meredith is requesting that holders of the outstanding Meredith common stock and Meredith Class B stock consider and vote on a proposal to grant authority to proxy holders to vote in favor of one or more adjournments of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Meredith merger proposal. Meredith intends to move to adjourn the special meeting in order to enable the Meredith board of directors to solicit additional proxies for approval of the Meredith merger proposal if, at the special meeting, the number of shares of Meredith common stock and Meredith Class B stock present in person or by proxy and voting to approve the Meredith merger proposal is insufficient to approve the proposal.

If the Meredith shareholders approve the adjournment proposal, Meredith could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Meredith shareholders who have previously voted. If, after the adjournment, a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

Vote Required for Approval

Approval of the Meredith adjournment proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of Meredith common stock and Meredith Class B stock present in person or by proxy and entitled to vote at the Meredith special meeting, voting together as a single class. Abstentions (which will not be considered as votes cast) will have no effect on the outcome of the vote on the Meredith adjournment proposal (assuming a quorum is present).

Recommendation of the Meredith Board of Directors

THE MEREDITH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE MEREDITH ADJOURNMENT PROPOSAL.

 PARTIES TO THE TRANSACTION

Media General, Inc.

Media General, Inc., a Virginia corporation founded in 1850 as a newspaper company in Richmond, Virginia, is now a leading local television broadcasting and digital media company, providing top-rated news, information and entertainment in high quality broadcast markets across the U.S. Media General owns and operates or provides services to 71 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 48 markets. These stations reach approximately 23% of U.S. TV households. Media General’s primary network affiliations include CBS (22), NBC (12), ABC (12), Fox (8), MyNetwork TV (7) and CW Television (7). Fifty-one of the 71 stations are located in the top 100 designated market areas as grouped by Nielsen Media Research, which we refer to as “Nielsen,” which we refer to as “DMAs,” while twenty-seven of the 71 stations are located in the top 50 markets. Media General first entered the local television business in 1955 when Media General launched WFLA in Tampa, Florida as an NBC affiliate. Subsequently, Media General expanded its station portfolio through several acquisitions, first by purchasing high-quality, privately owned stations in the Southeast and later by purchasing four NBC-owned affiliates in 2006.

Media General entered the year 2013 as a newly minted pure-play broadcaster, following a rapid and complete transformation of the company, which included the sale of its newspapers and the sale or exit of certain advertising services businesses and a broadcast equipment company. On November 12, 2013, Media General and were combined in the Young merger. On December 19, 2014, Media General and LIN were combined in the LIN merger.

Media General’s voting common stock is traded on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

This joint proxy statement/prospectus incorporates important business and financial information about Media General from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page [●] of this joint proxy statement/prospectus.

Meredith Corporation

Meredith Corporation, an Iowa corporation, began in 1902 as an agricultural publisher and has been committed to service journalism for more than 110 years. In 1924, Meredith published the first issue of Better Homes and Gardens. Meredith entered the television broadcasting business in 1948. Today, Meredith uses multiple media outlets—including broadcast television, print, digital, mobile, tablets, and video—to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith operates two business segments: local media and national media. Its local media segment consists of 17 owned television stations and one operated television station located across the United States in mostly fast growing markets with related digital and mobile media assets. The owned television stations broadcast the programming streams of seven CBS affiliates, five FOX affiliates, four MyNetworkTV affiliates, one NBC affiliate, one ABC affiliate, and one independent station. Local media's digital presence includes 13 websites, 13 mobile-optimized websites, and 38 applications (apps) focused on news, sports, and weather-related information. Meredith’s national media segment includes leading national consumer media brands delivered via multiple media platforms including print magazines and digital and mobile media, brand licensing activities, database-related activities, and business-to-business marketing products and services. This segment focuses on the food, home, parenthood, and health markets and is a leading publisher of magazines serving women.

Meredith’s common stock is traded on the NYSE under the symbol “MDP.” Meredith’s principal executive office is located at 1716 Locust Street, Des Moines, Iowa 50309 (telephone number: (515) 284-3000).

This joint proxy statement/prospectus incorporates important business and financial information about Meredith from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page [●] of this joint proxy statement/prospectus and “Incorporation of Certain Documents by Reference” beginning on page [●] of this joint proxy statement/prospectus.

Montage New Holdco, Inc.

Montage New Holdco, Inc. is a Virginia corporation and a direct, wholly owned subsidiary of Media General. New Holdco was formed solely to effect the combination of Media General and Meredith by merging Merger Sub 1, its direct, wholly owned subsidiary, with and into Media General, and merging Merger Sub 2, its direct, wholly owned subsidiary, with and into Meredith, in each case, as provided for in the merger agreement. New Holdco has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction contemplated by the merger agreement.

Following the completion of the transaction, New Holdco will be the parent company of Media General and Meredith and will be renamed “Meredith Media General Corporation” The voting common stock of Meredith Media General is expected to be listed for trading on the NYSE under the symbol “[●].”

New Holdco’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

Montage Merger Sub 1, Inc.

Montage Merger Sub 1, Inc. is a Virginia corporation and a direct, wholly owned subsidiary of New Holdco. Merger Sub 1 was formed solely for the purpose of consummating the merger of Merger Sub 1 with and into Media General, as provided for in the merger agreement. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction contemplated by the merger agreement.

Merger Sub 1’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

Montage Merger Sub 2, Inc.

Montage Merger Sub 2, Inc. is an Iowa corporation and a direct, wholly owned subsidiary of New Holdco. Merger Sub 2 was formed solely for the purpose of consummating the merger of Merger Sub 2 with and into Meredith, as provided for in the merger agreement. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transaction contemplated by the merger agreement.

Merger Sub 2’s office is located at 333 E. Franklin Street, Richmond, Virginia 23219 (telephone number: (804) 887-5000).

THE TRANSACTION

The following is a description of certain material aspects of the transaction. This description may not contain all of the information that may be important to you. The discussion of the transaction in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A, the Virginia plan of merger, which is attached to this joint proxy statement/prospectus as Annex E, the Iowa plan of merger, which is attached to this joint proxy statement/prospectus as Annex F, the proposed amendment to the Articles of Incorporation of Media General, Inc., which is attached to this joint proxy statement/prospectus as Annex B, the form of Meredith Media General’s Articles of Incorporation and Bylaws that will be in effect as of the closing of the transaction, each of which is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates, and the voting agreements, each of which is filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates. We encourage you to read carefully this entire joint proxy statement/prospectus, including the Annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus and the exhibits to the registration statement to which this joint proxy statement/prospectus relates, for a more complete understanding of the transaction and documents incorporated by reference. This section is not intended to provide you with any factual information about Media General or Meredith. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Media General and Meredith make with the SEC, as described in “Where You Can Find More Information” beginning on page [●] and “Incorporation of Certain Documents by Reference” beginning on page [●].

General Description of the Transaction

On September 7, 2015, Media General entered into the merger agreement with Meredith, Merger Sub 1, Merger Sub 2 and New Holdco. The merger agreement provides for a business combination of Media General and Meredith by means of a two-step merger process. As a result of the Media General Merger and the Meredith Merger, Media General and Meredith’s businesses will be owned by Meredith Media General.

In the Media General Merger, Merger Sub 1 will merge with and into Media General, with Media General continuing as the surviving corporation. The Meredith Merger will occur immediately following the Media General Merger. In the Meredith Merger, Merger Sub 2 will merge with and into Meredith, with Meredith continuing as the surviving corporation.

In the Media General Merger, each share of Media General voting common stock and Media General non-voting common stock will automatically be converted into one share of New Holdco voting common stock or New Holdco non-voting common stock of, as applicable. In the Meredith Merger, each share of Meredith common stock and Meredith Class B stock will automatically be converted into the right to receive $34.57 in cash and 1.5214 shares of New Holdco voting common stock.

Each share of New Holdco common stock will be issued in accordance with, and subject to the rights and obligations of, the Articles of Incorporation of Meredith Media General, which will be identical to the Articles of Incorporation of Media General immediately prior to the effective time of the Media General Merger. Shortly prior to the Media General Merger, the amendments to Media General’s Articles of Incorporation shown in Annex B attached hereto will be adopted subject to approval of the Media General shareholders at the Media General special meeting. As such, these amendments to the Media General Articles of Incorporation will be reflected in the Articles of Incorporation of Meredith Media General. For a comparison of the rights and privileges of a holder of shares of Meredith Media General common stock as compared to a holder of shares of Meredith common shares and a holder of Media General common stock, please see “Comparison of Shareholder Rights” beginning on page [●].

Upon completion of the transaction, Meredith Media General will be named “Meredith Media General Corporation” and its voting common stock is expected to be listed for trading on the NYSE under the ticker symbol, “[●].” It is currently expected that the former Media General shareholders will hold approximately 65%, and the former Meredith shareholders will hold approximately 35%, of the outstanding shares of common stock of Meredith Media General, calculated on a fully diluted basis, immediately following the completion of the transaction. In connection with the completion of the transaction, Meredith Media General will take steps to restructure its holding of its subsidiaries such that Meredith will be a direct, wholly owned subsidiary of LIN Television. The structure of the transaction, including the result of the subsidiary restructuring, is depicted above on page [●].

Media General Merger Consideration

Upon completion of the Media General Merger, each share of Media General voting common stock will automatically be converted into one share of New Holdco voting common stock, and each share of Media General non-voting common stock will automatically be converted into one share of New Holdco non-voting common stock.

Media General shareholders will not be required to exchange their “book-entry” securities representing shares of Media General’s common stock. Upon completion of the Media General Merger, “book-entry” securities representing shares of Media General voting common stock or Media General non-voting common stock prior to the Media General Merger will automatically represent an equal number of shares New Holdco voting common stock or New Holdco non-voting common stock, as applicable. Media General shareholders who hold shares of Media General common stock in certificate form will be required to exchange their certificates representing shares of Media General common stock following the closing of the transaction. Upon completion of the Media General Merger, certificated securities representing shares of Media General voting common stock or Media General non-voting common stock prior to the Media General Merger will be exchangeable for an equal number of shares of New Holdco voting common stock or New Holdco non-voting common stock, as applicable. Media General shareholders who hold shares in certificate form, will receive written instructions informing them how to exchange their certificates following the closing of the transaction.

Meredith Merger Consideration

Upon completion of the Meredith Merger, each share of Meredith common stock (other than shares held in the treasury of Meredith, or by Media General, Meredith or any of their respective subsidiaries) and each share of Meredith Class B stock (other than shares, if any, with respect to which the holders thereof are entitled to demand and have properly demanded appraisal and have not withdrawn such demand or waived their rights to appraisal) will be converted into the right to receive in exchange for each share of Meredith common stock or share of Meredith Class B stock:

●	$34.57 in cash, without interest; and

●	1.5214 shares of New Holdco voting common stock.

Background of the Transaction

In the ordinary course of business, Meredith’s board of directors and senior management actively review strategic alternatives that might be available to enhance shareholder value and engage in discussions with other companies in the television broadcasting, digital media, and publishing industries concerning possible strategic transactions, acquisitions of businesses and brands, commercial collaborations, and joint ventures.

These efforts have resulted in Meredith acquiring or entering into agreements to operate numerous businesses and brands in the last five years, including the well-known national brands Shape, Martha Stewart Living, Allrecipes, and mywedding.com; television stations KTVK (Phoenix), KMOV (St. Louis), WALA (Mobile), and WGGB (Springfield); and digital businesses Selectable Media, Grocery Server and Shop Nation.

As part of Meredith’s review of strategic alternatives, in September 2013, Meredith and LIN Media exchanged certain confidential information about their respective companies. On October 2, 2013, members of Meredith’s and LIN Media’s senior management teams met in Austin, Texas, to discuss strategic sourcing and co-production opportunities, selected asset sales and station swaps, and potential combination opportunities.

During the last quarter of 2013, further diligence activities and discussions between Meredith and LIN Media were conducted regarding the possibility of Meredith acquiring LIN Media. However, Meredith and LIN Media were unable to reach agreement on a potential business combination and discontinued discussions regarding any such transaction by December 2013.

Over the past several years, Media General’s board of directors and senior management actively have pursued strategic transactions designed to enhance Media General’s scale to better position Media General to capture the operating synergies of a larger company, participate in industry-wide retransmission revenue growth and provide opportunities for broadcast and digital market share growth. In that connection, on November 12, 2013, Media General completed a business combination with Young. As a result of the Young merger, Media General owned and operated or provided services to 31 network-affiliated broadcast television stations, and their associated digital media and mobile platforms, in 28 markets and realized annual operating and financing synergies of approximately $65 million.

On March 21, 2014, Media General and LIN Media entered into a merger agreement, pursuant to which Media General acquired LIN Media on December 19, 2014. As a result of the LIN merger, Media General became one of the largest broadcast television groups in the U.S., owning and operating or providing services to 71 stations across 48 markets, reaching approximately 26.5 million households, or 23% of U.S. TV households. Media General expects to realize annual operating synergies of approximately $70 million from the LIN merger.

Upon the closing of the LIN merger, Media General’s board of directors established a finance committee, which we refer to as the “Media General finance committee,” comprised of directors H.C. Charles Diao, Soohyung Kim (Committee Chair), John R. Muse and Thomas J. Sullivan. Media General’s board of directors established the Media General finance committee to assist the full board in reviewing, and authorized it to oversee and provide recommendations to the full board on, matters relating to Media General’s capital structure, financing arrangements, share repurchase opportunities, potential acquisitions and dispositions, and other potential strategic transactions. From time to time after the closing of the LIN merger, Mr. Kim, in his capacity as chairman of the Media General finance committee, and Mr. Sadusky, in his capacity as chief executive officer of Media General, met with various participants in the broadcasting industry to explore strategic opportunities.

Beginning in early 2014, in light of market trends in the publishing and broadcasting industries, Meredith undertook a focused and systematic review of its available strategic alternatives. In connection with this effort, Meredith’s senior management and representatives of BDT & Company, which we refer to as “BDT,” a financial advisor to Meredith, made presentations to Meredith’s board of directors at its regularly scheduled meetings concerning various potential strategic alternatives. These alternatives included a potential transformative combination with a strategic partner of significant scale.

Between September 11 and 14, 2014 and again between January 21 and 23, 2015, at client events hosted by Moelis, John Zieser, Meredith’s Chief Development Officer and General Counsel, had various conversations with Mr. Kim, Chair of the Media General finance committee. During these conversations, Mr. Zieser and Mr. Kim discussed the possibility of Meredith and Media General exploring strategic sourcing and co-production opportunities and selected asset sales and swaps. In addition, during the September 11 event, Mr. Zieser met with Perry A. Sook, Chief Executive Officer of Nexstar, regarding potential business opportunities and determined that it would be beneficial to arrange a follow-up meeting in early 2015, after completion of the respective companies’ potential transaction and strategic initiatives that needed to be completed during the remainder of 2014. Subsequently, in October 2014, Meredith, SagamoreHill LLC and Nexstar entered into an agreement pursuant to which Meredith and SagamoreHill LLC sold television station KASW-TV (Phoenix), a CW affiliate, to Nexstar for $68 million.

On November 20, 2014, following a National Association of Broadcasters board meeting, Mr. Zieser and Paul Karpowicz, Meredith’s President of the Local Media Group, met in New York City with Vincent L. Sadusky, then President and Chief Executive Officer of LIN Media and currently Media General’s President and Chief Executive Officer, to discuss various potential strategic initiatives between Meredith and Media General (prior to completion of the then pending LIN merger), including strategic sourcing and co-production, digital opportunities and asset sales and swaps.

On December 4, 2014, Mr. Zieser, David Johnson, Meredith’s Vice President, Corporate Development, and Doug Olson, Executive Vice President of Meredith’s National Media Group, met with Ron Bloom, Chief Executive Officer of Bitesize TV, a digital and video production subsidiary of Media General, at Bitesize TV’s studios in Los Angeles, California, to discuss video programming and digital opportunities.

In January 2015, after considering and evaluating the various available strategic alternatives and market trends in the publishing and broadcast industries, Meredith’s board of directors authorized Meredith’s senior management to make informal inquiries of certain media companies concerning a range of strategic opportunities, including strategic sourcing and co-production opportunities, asset sales and swap transactions, and business combination opportunities. From February to June 2015, Meredith’s senior management, with the assistance of BDT and Moelis, confidentially contacted certain select media companies to discuss potential strategic transactions, including strategic sourcing and co-production opportunities, selected asset sales and swaps, and potential business combination opportunities. Among these companies were Media General and Nexstar.

On February 19, 2015, Messrs Zieser and Karpowicz and Mr. Joe Ceryanec, Chief Financial Officer of Meredith, met with Mr. Sook and Thomas Carter, Chief Financial Officer of Nexstar, at Nexstar’s headquarters in Irving, Texas. At that meeting, Mr. Sook indicated that Nexstar was primarily interested in discussing a transaction involving Meredith’s broadcast business, although it might be interested in a broader discussion.

Beginning in early 2015, the Media General finance committee, together with Media General senior management, met from time to time to review and consider potential transactions involving participants in the broadcasting and digital media industries. RBC Capital Markets, which previously had served as Media General’s financial advisor in connection with prior transactions, attended certain of those meetings at the request of the Media General finance committee.

In early March 2015, representatives of Moelis, on behalf of Meredith, contacted Mr. Kim to discuss a number of topics, including the potential for strategic sourcing and co-production opportunities, selected asset sales and swaps, and business combination opportunities between Meredith and Media General. It was determined that Meredith and Media General should seek to negotiate a mutual confidentiality agreement so that the companies could exchange information for the purpose of further exploring these opportunities. Meredith and Media General executed a mutual confidentiality agreement on March 13, 2015.

On March 23, 2015, Media General announced that its board of directors had authorized a share repurchase program of up to $120 million.

On March 24, 2015, as part of ordinary course meetings to explore strategic opportunities with other participants in the broadcasting industry and at Mr. Sook’s request, Messrs. Kim and Sadusky met with Mr. Sook. At the meeting, Mr. Sook discussed generally the potential benefits of a potential combination between Nexstar and Media General, including a potential sale of Nexstar to Media General. No specific transaction terms were proposed or discussed.

On March 25, 2015, Moelis, on behalf of Meredith, provided certain preliminary diligence information about Meredith to Media General for the purpose of facilitating Media General’s evaluation of potential strategic opportunities with Meredith.

On April 8, 2015, Media General provided certain preliminary diligence information about Media General to Meredith for the purpose of facilitating Meredith’s evaluation of potential strategic opportunities with Media General.

At the National Association of Broadcasters Show in Las Vegas, Nevada, between April 11 and 16, 2015, Robert Richter, Media General’s Senior Vice President and Chief Digital Officer, met with Mr. Zieser and discussed potential Bitesize TV video programming and digital opportunities that would complement the digital strategies and initiatives at both companies. Later at the conference, Mr. Zieser met with Mr. Kim to discuss potential strategic opportunities and with Mr. Sadusky to discuss potential Bitesize TV video programming and digital opportunities.

On April 23, 2015, during an executive session at a regular meeting of the Media General board of directors, Mr. Sadusky provided Media General’s board of directors, among other updates on strategic initiatives, an update on the discussions with Meredith. The Media General board of directors instructed the Media General finance committee and the senior management team to continue exploring strategic opportunities with Meredith. Mr. Sadusky also provided an update on the March 24, 2015 conversation he and Mr. Kim had with Mr. Sook about a potential transaction with Nexstar. During the executive session, Media General’s board of directors determined not to proceed with evaluating a potential transaction with Nexstar at that time since Nexstar had not made any specific proposal and Media General was focused on evaluating other strategic initiatives.

In late April 2015, Mr. Sadusky contacted Mr. Sook to convey the determination of the Media General board of directors.

On May 11, 2015, Messrs. Zieser and Ceryanec and a representative from Moelis met with Mr. Kim in New York City. At this meeting, the parties discussed shifting the focus of the discussions between Media General and Meredith, which had been focused on strategic opportunities and sourcing, to a potential business combination of Media General and Meredith. In particular, the parties discussed possible transaction structures involving an acquisition of Meredith by Media General, including a merger in which Meredith shareholders would receive consideration not reflecting a market premium to Meredith’s stock trading price consisting almost entirely of Media General common stock and, alternatively, a merger in which Meredith shareholders would receive consideration reflecting a market premium to Meredith’s stock trading price consisting primarily of cash (subject to certain financial limitations), with the balance in Media General common stock.

On May 12, 2015, at the regular quarterly meeting of Meredith’s board of directors, Meredith’s senior management briefed the Meredith board on its discussions with various media companies and its discussions with Media General and Nexstar regarding a potential business combination with Meredith. Nexstar was not considered likely to be an attractive strategic partner to Meredith for a number of reasons, including that its broadcast portfolio is comprised of stations in smaller markets and its lack of significant digital business. The Meredith board of directors also determined and directed that senior management should continue to develop and explore strategic alternatives available to Meredith, including a potential business combination with Media General.

On May 18, 2015, Messrs. Zieser, Johnson and Olson, of Meredith, had another meeting with Mr. Bloom, of Bitesize TV, to further discuss video programming opportunities. Subsequently, there were a series of meetings and calls between various members of Media General’s and Meredith’s management teams, including Messrs. Sadusky, Richter, Bloom and Zieser, focused on digital strategy and programming.

On May 27, 2015, Steve Lacy, Chief Executive Officer of Meredith, and Messrs. Ceryanec and Zieser met in New York City with Mr. Kim. At the meeting, the Meredith representatives indicated that a transaction with primarily cash consideration reflecting a market premium would likely be more attractive to Meredith and its shareholders than an all-stock transaction not reflecting a market premium. During this meeting, the Meredith representatives also emphasized that it was important to Meredith and Meredith’s board of directors that certain community interests of Meredith be addressed in a business combination, including the continuity of certain employees, the continuity of a physical presence in Des Moines, Iowa (for the benefit of both Meredith employees and the Des Moines community), the continuity of the name “Meredith” prominently in the name of the combined company and the continued support of the Meredith Corporation Foundation consistent with Meredith’s past practices. Mr. Kim conveyed his view that the parties should defer discussion of the community interests until they determined whether a transaction was possible on acceptable economic terms.

On May 28, 2015, during an executive session held during a meeting of the Media General finance committee, Mr. Kim briefed the committee on his May 27th meeting with Messrs. Lacy, Ceryanec and Zieser.

On June 26, 2015, Meredith’s board of directors held a special telephonic meeting and received a report from its senior management about their discussions with other media companies and the discussions with Media General about a possible business combination. It was noted that the other media companies contacted by Meredith were interested in strategic transactions significantly more limited in scope than the business combination under discussion with Media General, generally involving only a portion of Meredith’s operations. Meredith’s board of directors unanimously directed Meredith’s senior management to focus its efforts on continued discussions with Media General and authorized and directed them to seek a more specific business combination proposal from Media General.

On July 2, 2015, Messrs. Lacy, Ceryanec and Zieser met with Mr. Kim in Des Moines, Iowa, to further discuss the potential of a business combination. At that meeting, the Meredith representatives communicated that the Meredith supporting shareholders would be supportive of a transaction with Media General if the parties could reach acceptable economic terms. Mr. Kim indicated that he would communicate his discussions with Meredith’s senior management to the Media General board of directors and, in light of the support for a transaction by the Meredith supporting shareholders, would suggest to the Media General board of directors that Media General engage a financial advisor to assist Media General in evaluating a potential business combination with Meredith. The parties preliminarily discussed a process and timeline for further mutual diligence and next steps. During this meeting, the Meredith representatives reiterated the importance of the Meredith “community interests.” Mr. Kim communicated that discussions regarding “community interests” should proceed only if the parties were able to reach agreement on the economic terms of a transaction. It was decided that the next step should be for the senior management teams of Media General and Meredith to meet and make management presentations to each other.

On July 7, 2015, at a special telephonic meeting of the Media General finance committee, and then on July 16, 2015, at a special telephonic meeting of Media General’s board of directors, Mr. Kim described the history of discussions with Meredith and provided an overview of Meredith’s business. At its July 7, 2015 meeting, the Media General finance committee unanimously determined to recommend that Media General’s board of directors approve the engagement of RBC Capital Markets as Media General’s financial advisor to assist Media General in exploring a possible combination with Meredith. At its July 16, 2015 meeting, the Media General board of directors unanimously approved the engagement of RBC Capital Markets in that role.

On July 22, 2015, senior management teams from Media General and Meredith met at BDT’s offices in Chicago, Illinois, to each make management presentations and to discuss the potential synergies and other aspects of a potential business combination. Representatives of RBC Capital Markets, BDT and Moelis also attended this meeting.

On July 23, 2015, Meredith and Media General each began to populate an electronic data room through which information could be exchanged. The data rooms included selected business, financial, regulatory, legal and other information. During the weeks of July 26, 2015 and August 2, 2015, management and other representatives of both Meredith and Media General exchanged further information and conducted various diligence discussions.

On July 31, 2015 and August 5, 2015, the Media General finance committee held special telephonic meetings to discuss the results of Media General’s diligence activities and the advisability of a business combination with Meredith. All but one of the Media General directors who were not members of the Media General finance committee also attended the August 5, 2015 meeting. At both meetings, senior management of Media General provided an update on its work to date. RBC Capital Markets attended both meetings and discussed with the Media General finance committee preliminary financial aspects of a potential business combination with Meredith. At the August 5, 2015 meeting, representatives of Kliger Enterprises LLC, which we refer to as “Kliger,” a magazine business consultant to Media General, presented its preliminary due diligence assessment of Meredith’s magazine assets and operations.

On August 6, 2015, Media General’s board of directors held a special telephonic meeting to consider whether to make a non-binding proposal to acquire Meredith. Senior management of Media General presented the strategic rationale, potential downside risks, upside opportunities and a synergies overview for the potential combination with Meredith. RBC Capital Markets discussed with the full Media General board of directors preliminary financial aspects of a potential combination with Meredith. At that meeting, Media General’s board of directors unanimously determined that a combination with Meredith was a compelling value-creation opportunity for Media General’s shareholders and unanimously approved the submission of a formal proposal to Meredith for a combination in which Media General would acquire Meredith for consideration consisting of $30.91 of cash and 1.4894 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock. On August 5, 2015, the business day preceding this board meeting, the NYSE closing price of a share of Media General voting common stock was $14.64 per share.

On August 7, 2015, Mr. Sadusky delivered a letter to Mr. Lacy communicating this proposal, which we refer to as “Media General’s August 7 proposal,” and expressed that Media General’s board of directors unanimously supported Media General’s August 7 proposal. The letter also specified that Meredith would have representation on the initial board of directors of the combined company in proportion to the ownership of the combined company by former shareholders of Meredith and that the word “Meredith” would be included in the name of the combined company. The letter did not otherwise address any of the other community interests matters previously raised by Meredith, including the composition of senior management of the combined company.

On August 10, 2015, Mr. Sook sent a letter to Mr. Sadusky and J. Stewart Bryan III, Chairman of the Board of Directors of Media General, containing an unsolicited, non-binding proposal to acquire Media General for $17.00 per share, consisting of approximately 64% cash and 36% shares of Nexstar common stock, subject to diligence and obtaining financing, which we refer to as the “Nexstar August 10 proposal.” On August 7, 2015, the last business day preceding delivery of the Nexstar August 10 proposal, the NYSE closing price of a share of Media General voting common stock was $13.75 per share and Media General voting common stock had a 30-day volume-weighted average price of $15.26 per share.

On August 11, 2015, Meredith’s board of directors held its regular quarterly meeting in Des Moines, Iowa, at which, among other things, it reviewed and considered Media General’s August 7 proposal. Representatives of BDT, Boston Consulting Group, which we refer to as “BCG,” which had worked with Meredith for several years regarding its Total Shareholder Return, or “TSR,” strategy, and McDermott Will & Emery LLP, Meredith’s legal advisor, which we refer to as “McDermott,” were present. Representatives of BDT and Meredith’s senior management made presentations regarding Media General’s August 7 proposal, including its economic terms, the characteristics of a combined company, and the review that Meredith senior management had undertaken with regard to potential business combinations with Media General and others as well as other strategic alternatives. Representatives of BCG reviewed the financial aspects of a proposed combination with Media General compared to other strategic alternatives available to Meredith, as well as the results of meetings that BCG had held in recent months with certain shareholders of Meredith regarding their views on Meredith and its strategy. A representative of McDermott also made a presentation regarding the directors’ fiduciary duties under Iowa law and the provisions of Iowa corporate law that allow boards of directors, in evaluating acquisition proposals, to consider the interests of other corporate constituencies, such as employees, suppliers, customers, and the communities in which the company does business.

At the conclusion of the August 11, 2015 meeting, the Meredith board of directors expressed its unanimous opinion that the consideration proposed by Media General’s August 7 proposal was insufficient, but authorized Meredith’s senior management and advisors to negotiate with representatives of Media General to attempt to obtain a better proposal. In an executive session, not attended by Mr. Lacy or other members of Meredith senior management, Meredith’s board of directors also unanimously decided that its interest in pursuing a business combination with Media General that included a substantial stock component was premised on the senior management of the combined company consisting primarily of Meredith’s senior management because of: (1) the positive performance record of Meredith’s senior management in creating TSR for its shareholders for many years; (2) its credibility with investors and financial markets; (3) its business acquisition and integration experience; and (4) its combined longevity and experience as a group managing broadcast, digital and publishing businesses.

On August 13, 2015, representatives of BDT spoke by phone with representatives of RBC Capital Markets to provide feedback from the August 11, 2015 meeting of Meredith’s board of directors and to explain the need and rationale for higher consideration to be paid by Media General in any business combination with Meredith. Consistent with Media General’s and Meredith’s prior discussions, it was determined that the parties should focus first on the economic terms of the proposed business combination and engage in discussion of other matters, such as the community interests matters previously raised by Meredith and deal protection provisions, only if an understanding could be reached on economic terms for a transaction.

On August 14, 2015, Media General’s board of directors held a special telephonic meeting to consider both Meredith’s response to Media General’s August 7 proposal and the Nexstar August 10 proposal. At this meeting, a representative of Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as “Fried Frank,” outside counsel to Media General, reviewed the directors’ fiduciary duties in evaluating the potential business combination with Meredith and the Nexstar August 10 proposal. RBC Capital Markets discussed, among other things, the potential pro forma financial impact on Media General of a transaction with Meredith. Media General’s directors discussed making a revised proposal with respect to a business combination with Meredith and unanimously authorized the Media General finance committee to communicate a revised proposal to Meredith, consisting of one of two separate alternatives for the consideration to be paid per outstanding share of Meredith common stock and Meredith Class B stock: $33.00 of cash and 1.4894 shares of Media General common stock; or $35.00 of cash and 1.3615 shares of Media General common stock, with additional negotiating authority of up to $2.00 of cash per share. On August 13, 2015, the last business day preceding this board meeting, the NYSE closing price of a share of Media General voting common stock was $13.05 per share.

Also at the August 14, 2015 meeting, RBC Capital Markets discussed with the Media General board of directors financial aspects of the Nexstar August 10 proposal. Media General’s board of directors then discussed various considerations relating to a potential transaction with Nexstar, including Media General’s financial performance and future prospects, the ability of Nexstar to achieve its proposed synergies from a transaction with Media General, the leverage that Nexstar would need to incur to complete a transaction with Media General and the fact that Media General’s shareholders would be significant shareholders in Nexstar after a combination. After full discussion, the Media General board of directors unanimously determined that pursuing the Nexstar August 10 proposal at that time was not in the best interests of Media General and its shareholders. The Media General board directed that a formal response rejecting Nexstar’s proposal be sent to Nexstar.

Later on August 14, 2015, in accordance with the directives of the Media General board of directors, representatives of RBC Capital Markets communicated to representatives of BDT the two revised consideration alternatives authorized by Media General’s board of directors for a potential transaction with Meredith.

On August 16, 2015, representatives of BDT communicated a counterproposal to representatives of RBC Capital Markets providing for consideration for each outstanding share of Meredith common stock and Meredith Class B stock of $36.00 in cash and 1.85 shares of Media General common stock. Representatives of RBC Capital Markets communicated this counterproposal to senior management of Media General and Mr. Kim. Later on August 16, 2015, Mr. Kim called representatives of BDT and indicated that Media General could not agree to the terms of Meredith’s counterproposal. Representatives of BDT asked Mr. Kim to request that Media General’s board of directors and senior management consider whether Media General could increase its proposed purchase price offered on August 14, 2015. Later that same day, in accordance with the directives of the Media General board of directors, representatives of RBC Capital Markets called representatives of BDT to relay Media General’s revised proposal consisting of $35.00 in cash and 1.4894 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock.

On the morning of August 18, 2015, Meredith’s board of directors held a special telephonic meeting with senior management and representatives of BDT to receive a report on and to discuss the most recent developments in the discussions with Media General and authorized senior management to convey a counterproposal to Media General.

That afternoon, representatives of BDT communicated to representatives of RBC Capital Markets a counterproposal of $34.55 of cash and 1.5928 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock.

That evening, the Media General finance committee held a special telephonic meeting to consider Meredith’s counterproposal. At this meeting, RBC Capital Markets discussed financial aspects of Meredith’s counterproposal and the Media General finance committee discussed the appropriate basis for valuing the stock portion of the merger consideration given recent volatility in the trading price of Media General voting common stock. After full discussion, the Media General finance committee unanimously approved and subsequently communicated to representatives of BDT through representatives of RBC Capital Markets a best and final offer for each outstanding share of Meredith common stock and Meredith Class B stock having a value of $54.82 per share (based upon the prior day’s NYSE closing price of a share of Media General voting common stock of $13.31), consisting of either: (i) $35.00 in cash per share and 1.4894 shares of Media General common stock or (ii) $34.57 in cash per share and 1.5214 shares of Media General common stock.

On August 19, 2015, Meredith’s board of directors held a special telephonic meeting to discuss Media General’s best and final offer with Meredith’s senior management and representatives of BDT. After considering strategic alternatives, the economic terms of the Media General proposal and the prospects for the combined company to create long-term value, Meredith’s board of directors unanimously agreed that consideration consisting of $34.57 in cash and 1.5214 shares of Media General common stock for each outstanding share of Meredith common stock and Meredith Class B stock was sufficient, and approved proceeding with further confirmatory diligence and the negotiation of definitive documentation on that basis. Meredith’s board of directors also unanimously reiterated its view of the importance of the combined company’s senior management team consisting primarily of Meredith senior management, led by Mr. Lacy as Chief Executive Officer, and of the community interests matters previously raised by Meredith.

On August 20, 2015, representatives of BDT communicated to representatives of RBC Capital Markets that Meredith was in agreement with Media General’s revised offer of $54.82 per share and that, based on Media General’s revised offer, Meredith was willing to proceed with further confirmatory diligence and to negotiate definitive documentation. Representatives of BDT also emphasized that, although the economic terms had been settled, it was important to the Meredith board of directors and the Meredith supporting shareholders that the combined company’s senior management team consist primarily of Meredith senior management, led by Mr. Lacy as Chief Executive Officer, and that the other community interests matters previously conveyed be satisfactorily addressed. In conjunction with these discussions, Meredith directed representatives of Cooley LLP, transaction and regulatory counsel to Meredith, which we refer to as “Cooley,” to prepare definitive transaction documentation.

Also on August 20, 2015, at a special telephonic meeting of the Media General finance committee, representatives of RBC Capital Markets informed the Media General finance committee that representatives of BDT had indicated, among other things, that, while Meredith was in agreement with Media General’s $54.82 per share offer, Meredith’s board’s position was that Mr. Lacy should be the Chief Executive Officer of the combined company. At that meeting, following discussion regarding Meredith’s position that Mr. Lacy be the Chief Executive Officer of the combined company, the Media General finance committee determined to recommend that Meredith’s board of directors be provided the opportunity to meet with Mr. Sadusky prior to Meredith taking a firm position on the leadership of the combined company.

From August 21 to 23, 2015, after consultation with senior management of Meredith and Mr. Kim, representatives of BDT and RBC Capital Markets had several conversations regarding the composition of the combined company’s senior management team. It was determined that Messrs. Lacy and Sadusky would each meet with a group of members of the other company’s board of directors before the respective boards further considered the combined company’s senior management.

On August 23, 2015, representatives of Cooley provided to representatives of RBC Capital Markets a first draft of the merger agreement.

During the weeks of August 23, 2015 and August 30, 2015, senior management of Meredith and Media General, the Media General finance committee and representatives of their respective advisors engaged in numerous diligence conversations and other communications regarding various matters, including transaction synergies, integration, a preliminary strategy for the divestiture process for certain television stations in markets where both Meredith and Media General own television stations, the debt financing strategy for the proposed transaction, and the pro forma capital structure of the combined company.

On August 24, 2015, Mr. Bryan sent a letter to Mr. Sook to convey the determination of the Media General board of directors regarding the Nexstar August 10 proposal.

On August 24, 2015 and August 25, 2015, representatives of Cooley and Fried Frank discussed (i) the shareholder vote requirements for the proposed business combination; (ii) Media General’s request that Meredith’s Class B shareholders deliver voting and support agreements; (iii) the voting and support agreements that could be obtained from major shareholders of Media General; and (iv) the use of a “double-dummy” merger structure, which was reflected in the draft merger agreement prepared by Cooley, to allow Meredith shareholders to receive shares in the combined company on a tax-deferred basis.

On August 26, 2015, representatives of Fried Frank spoke with representatives of Cooley to communicate Media General’s initial response to the draft merger agreement. Fried Frank and Cooley also discussed which shareholders of the two companies could potentially deliver voting and support agreements, including certain Meredith family members who own Meredith Class B stock, and Media General shareholders that are affiliates of Standard General LP and Hicks, Muse, Tate & Furst, which we refer to as “Hicks Muse.”

On August 27, 2015, representatives of Fried Frank provided to representatives of Cooley a revised draft of the merger agreement. The principal issues raised by the revised draft included: (i) the addition of a financing contingency for Media General; (ii) the addition of fiduciary exceptions to both Media General’s obligation not to solicit alternative acquisition proposals and the Media General board of directors’ obligation not to change its recommendation that the Media General shareholders vote for the transaction; (iii) Media General’s proposal for a $100 million break-up fee to be payable by Meredith and a $60 million break-up fee to be payable by Media General under certain circumstances; (iv) Media General’s position that Media General have final decision-making authority in connection with obtaining regulatory approvals, including determinations as to which television stations would be divested in the six DMAs where both Media General and Meredith own full power broadcast stations, which we refer to as the “Overlap Markets,” and the terms of the divestiture sales; and (v) Media General’s deletion of covenants governing the pre-closing operations of Media General that were substantially similar to the covenants governing the pre-closing operations of Meredith. The revised draft also provided for voting and support agreements to be delivered by certain holders of Meredith Class B stock and by major shareholders of Media General.

On August 28, 2015, Messrs. Lacy and Ceryanec made a presentation to all of the Media General directors, and Mr. Sadusky made a presentation to several Meredith directors. During these meetings, Messrs. Lacy and Sadusky each presented his views and plans concerning the strategy, operations, opportunities, synergies and challenges of the combined company and his candidacy for Chief Executive Officer of the combined company and discussed the same with such directors.

Also on August 28, 2015, representatives of Fried Frank provided to representatives of Cooley an initial draft of a voting and support agreement proposed to be entered into by certain holders of Meredith Class B stock.

On August 30, 2015, Messrs. Zieser and Ceryanec and a representative of Moelis spoke with Mr. Kim to discuss certain terms of the merger agreement. Mr. Kim confirmed that Media General expected to have fully committed debt financing for the business combination before execution of a merger agreement and that the merger agreement would not have any financing contingency. The parties discussed a framework for obtaining regulatory approvals, including preliminary plans for divestitures of television stations in the Overlap Markets. The parties also discussed a contractual framework to govern the pre-closing operations of both companies, as well as steps for the integration of operations after closing, which was an important consideration for Meredith’s board of directors given the substantial stock consideration issuable to Meredith’s shareholders.

Later that day, representatives of Cooley provided to representatives of Fried Frank a revised draft of the merger agreement. This draft reflected the discussion between Messrs. Zieser and Ceryanec, a representative of Moelis and Mr. Kim that Media General would have fully committed debt financing for the business combination without a financing contingency, and Meredith’s responses on other merger agreement terms, including covenants relating to regulatory approvals and pre-closing operations of both companies as well as deal protection terms. The principal issues raised by Meredith’s revised draft included: (i) Meredith’s deletion of fiduciary exceptions to both Media General’s obligation not to solicit alternative acquisition proposals and the Media General board’s obligation not to change its recommendation that the Media General shareholders vote for the transaction; (ii) Meredith’s proposal that each party pay a $100 million break-up fee under certain circumstances and a $15 million break-up fee if such party’s shareholders did not vote in favor of the business combination under certain other circumstances; (iii) Meredith’s position that the parties have mutual decision-making authority in connection with obtaining regulatory approvals, including determinations as to which television stations would be divested in the Overlap Markets and the terms of the divestiture sales; and (iv) Meredith’s proposal of reciprocal covenants governing pre-closing operations of both companies.

On August 31, 2015, representatives of Cooley, McDermott and Fried Frank discussed the ownership of Meredith Class B stock, the shares that could be the subject of a voting and support agreement, and the scope of the restrictions on share transfers. Later that day, representatives of Fried Frank and Cooley discussed and negotiated certain terms of the merger agreement.

On September 1, 2015, representatives of Meredith, Media General and their respective legal and financial advisors further negotiated the terms of the merger agreement. The parties agreed that (i) Media General would have fiduciary exceptions to its obligation not to solicit alternative acquisition proposals and its board’s obligation not to change its recommendation that the Media General shareholders vote for the transaction; (ii) each party would pay a break-up fee of $60 million under certain circumstances and a break-up fee of $15 million if such party’s shareholders did not vote in favor of the transaction in certain other circumstances; (iii) the parties would jointly determine which television stations would be divested in the Overlap Markets, and Media General would consult with Meredith before making final decisions on regulatory matters; and (iv) Media General would have certain reciprocal covenants governing its pre-closing operations and Meredith would have consultation rights over certain other pre-closing actions Media General might propose to take.

Also on September 1, 2015, Media General’s board of directors held a special meeting to discuss the proposed transaction terms. Representatives of RBC Capital Markets and Fried Frank, as well as Media General’s senior management, attended. Senior management of Media General reviewed the progress in negotiations and diligence since the last meeting of the Media General board of directors on August 19, 2015. RBC Capital Markets discussed financial aspects of the proposed business combination, including the proposed financing terms for such transaction. Representatives of Fried Frank provided a summary of the proposed transaction structure and key merger agreement terms, including the structure of the transaction, the material conditions to closing (including regulatory approvals and required approvals by Media General and Meredith shareholders), the deal protection terms (including the right of Media General to consider unsolicited proposals and to change its board recommendation under certain circumstances, and the “force-the-vote” requirement applicable to Media General), pre-closing covenants, Meredith’s request for a voting agreement from Standard General and Hicks Muse, the right of Meredith to terminate the merger agreement to accept a superior offer, the termination fees and triggering events for payment of the fees by both companies, the size of the combined company’s board of directors being fixed at 12 directors, consisting of eight Media General designees and four Meredith designees, and the combined company’s name including the names of both Media General and Meredith. However, following discussion regarding the proposed management for the combined company and Mr. Lacy’s background and experience, the Media General board’s view was that Mr. Sadusky should be the Chief Executive Officer of the combined company. Dennis FitzSimons, a director of Media General, was selected by the Media General board to communicate the view of the board to representatives of BDT.

Also on September 1, 2015, representatives of Cooley provided to representatives of Fried Frank a revised draft of the voting and support agreement to be delivered by Meredith supporting shareholders, and representatives of Fried Frank provided to representatives of Cooley a revised draft of the merger agreement reflecting the points discussed by the parties and an initial draft of the voting and support agreement to be delivered by major shareholders of Media General.

On September 2, 2015, Mr. FitzSimons contacted representatives of BDT to inform them of the Media General board’s view regarding the identity of the combined company’s chief executive officer.

Also on September 2, 2015, Mr. Sook contacted representatives of Moelis to communicate that Nexstar would be interested in acquiring Meredith in a transaction that included both the broadcasting and publishing businesses. He specified that Nexstar would consider making an offer with a per share price in the mid-$50s per outstanding Meredith common share, consisting of approximately 70% cash and 30% Nexstar common stock. Mr. Sook also stated that Nexstar could move quickly to reach an agreement. He also indicated that Nexstar’s interest was due in part to its belief that, based on a rumor in the market, a transaction between Media General and Meredith was imminent. Moelis immediately communicated Mr. Sook's conversation to Mr. Zieser at Meredith. Later that day, Mr. Sook again contacted representatives of Moelis and indicated that the stock component of the consideration would more likely be in the 13% to 17% range, rather than 30% as earlier indicated. Moelis again contacted Meredith to convey this additional information from Mr. Sook.

Later on September 2, 2015, representatives of Cooley and Fried Frank continued to discuss the terms of the merger agreement.

On September 3, 2015, Meredith held a special telephonic meeting of its board of directors to consider the feedback from the Media General board meeting on the chief executive officer for the combined company. Representatives of BDT were also in attendance for a portion of the meeting. During an executive session not attended by Mr. Lacy or any other member of Meredith senior management the Meredith board unanimously agreed to instruct representatives of BDT to communicate to Media General that Meredith’s willingness to proceed with a business combination was contingent on the senior management team of the combined company being led by Mr. Lacy as chief executive officer, considering Mr. Lacy’s track record at creating long-term value at Meredith, his knowledge of the broadcast, digital media and publishing industries, his strategic vision for the combined company and other factors. Following the meeting, representatives of BDT communicated that message to Mr. FitzSimons.

Also on September 3, 2015, the Media General finance committee held a special telephonic meeting. A representative of Fried Frank was also in attendance. During an executive session, the Media General finance committee determined by a three-to-one vote (with Mr. Muse voting against based on concern that Media General’s stock price had recently declined, concerns regarding Meredith’s management’s ability to execute and achieve the synergies necessary for the merger with Meredith to be successful, and that it might be beneficial for Media General to have more time to assess the transaction) to recommend to the Media General board of directors that it approve the Meredith merger transaction with Mr. Lacy to serve as chief executive officer of the combined company.

On September 4, 2015, Media General’s board of directors held a special meeting in New York City. Media General’s senior management and representatives of its advisors, including RBC Capital Markets, Fried Frank and Media General’s regulatory counsel, Pillsbury Winthrop Shaw Pittman LLP, which we refer to as “Pillsbury,” were also in attendance. At the meeting, senior management of Media General provided an update regarding Media General’s diligence investigation of Meredith, as did representatives of both Pillsbury and Kliger. Representatives of Fried Frank provided to Media General’s board an update regarding the terms of the proposed transaction. RBC Capital Markets discussed with Media General’s board the updated terms of the debt financing commitment for the business combination. Also at the meeting, RBC Capital Markets reviewed its financial analysis of the Meredith merger consideration provided for in the Meredith Merger with Media General’s board of directors and rendered an oral opinion, confirmed by delivery of a written opinion dated September 4, 2015, to Media General’s board to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications described in its written opinion, the Meredith merger consideration provided for in the Meredith Merger was fair, from a financial point of view, to Media General. In executive session, with Mr. Sadusky not attending, the directors discussed their views regarding the appropriate chief executive officer, chairman of the board, and senior management of the combined company.

At the conclusion of its September 4, 2015 meeting, after full discussion, Media General’s board of directors, by a vote of seven to four, (i) determined that the merger agreement, the MG charter amendment, the plan of merger with respect to the Media General merger and the transaction contemplated thereby, including the mergers and the issuance of shares of New Holdco common stock to Meredith shareholders in the Meredith Merger and to Media General shareholders in the Media General Merger, were advisable, fair to and in the best interests of Media General and its shareholders, (ii) approved and adopted the merger agreement, the MG charter amendment, the plan of merger with respect to the Media General merger and the transaction contemplated thereby, including the mergers and the MG share issuance, subject to Media General’s senior management finalizing any remaining items, and (iii) recommended that holders of Media General’s voting common stock vote approve the proposals described in this joint proxy statement/prospectus. In addition, Media General’s board, by a vote of seven to four, approved the proposed terms of the debt financing for the transaction. Directors Royal W. Carson, III, Douglas W. McCormick, Sadusky and Muse expressed their concern about Media General’s recent stock price decline, their concerns about the ability of Meredith’s management to execute and achieve the synergies necessary for the merger with Meredith to be successful, and that it might be beneficial for Media General to have more time to assess the transaction, and, as such, voted against the proposed transaction and the proposed debt financing.

After the September 4, 2015 meeting of the Media General board of directors, in accordance with the directives of Media General’s board of directors, Mr. Kim and a representative of RBC Capital Markets informed representatives of Meredith of the Media General board’s decision at its board meeting and that Hicks Muse had indicated that it would be unwilling to enter into a voting and support agreement.

Thereafter, representatives of Fried Frank and Cooley finalized the merger agreement substantially on the terms approved by the Media General board of directors at its September 4, 2015 meeting and the voting and support agreements with affiliates of Standard General and the Meredith supporting shareholders. Representatives of Media General and Meredith also identified the initial members of the senior management team for the combined company. At Meredith’s insistence, affiliates of Standard General agreed that their voting obligations under their voting and support agreement would be extended for 180 days after termination of the merger agreement under certain circumstances.

On September 6, 2015, representatives of Meredith, Media General and their respective legal and financial advisors discussed Media General’s debt financing plans and the terms of the debt commitment letter for the transaction.

Also on September 6, 2015, Meredith’s board of directors held a special telephonic meeting at which members of Meredith senior management and representatives of Moelis, BDT, Cooley and McDermott were also present. At this meeting, Moelis presented materials regarding its review of the terms of the proposed business combination and various financial analyses of the merger consideration and indicated that, if requested, it was prepared to deliver its opinion to the effect that, as of that date and based upon and subject to the factors, assumptions, limitations and qualifications set forth in the opinion, the consideration to be received by the Meredith shareholders in the Meredith Merger was fair from a financial point of view. Representatives of Moelis also described the verbal communications from Mr. Sook of Nexstar.

During this meeting, the Meredith board of directors considered the communication from Nexstar and whether to engage in any discussions with Nexstar. In this regard, the Meredith board considered its prior opinion that Nexstar would not likely be a good strategic partner for Meredith. The Meredith board also discussed the risks that Nexstar could be attempting to disrupt a transaction between Meredith and Media General and might not have a genuine interest in acquiring Meredith, given the fact that Nexstar had not submitted a written proposal to Meredith even though Mr. Sook indicated his belief that a Media General/Meredith transaction was imminent, and given the fact that Nexstar previously had indicated to Meredith that it was primarily interested in a transaction involving only Meredith’s broadcast business. The Meredith board also considered that any delay in completing the negotiations with Media General to assess Nexstar’s interest could jeopardize a transaction with Media General and that the contemplated break-up fee of $60 million in a merger agreement with Media General should not be a significant impediment to Nexstar making a superior proposal to acquire Meredith if Nexstar had a genuine interest in acquiring Meredith.

On September 7, 2015, the Meredith board of directors held a special telephonic meeting at which members of Meredith senior management and representatives of Moelis, BDT, Cooley and McDermott were also present. Senior management of Meredith reported on the progress in the negotiations since the August 11, 2015 board meeting and provided an overview of the transaction terms, including the plans for debt financing and terms of the debt commitment letter. Cooley provided a summary of the key merger agreement terms, including the merger structure, the board and senior management composition and locations of the combined company, the material conditions to closing (including regulatory approvals and required approvals by Media General and Meredith shareholders), the deal protection terms (including the right of Meredith to consider unsolicited proposals and to change its board recommendation under certain circumstances), the right of Meredith to terminate the merger agreement to accept a superior offer, the right of Media General’s board to change its recommendation under certain circumstances and the “force the vote” provision with respect to Media General’s obligation to submit the business combination to its shareholders for approval, and the termination fees and triggering events for payment of the fees by both parties. Cooley also reviewed the key terms of the voting and support agreement to be provided by Standard General, including the 180-day tail provision. Representatives of McDermott advised Meredith’s board of directors regarding its fiduciary duties in approving the transaction. Representatives of Moelis delivered its oral opinion to the Meredith board of directors, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth in the opinion, the Meredith merger consideration to be received by the holders of Meredith common stock and Meredith Class B stock was fair from a financial point of view to such holders (other than the Excluded Holders, as defined below in the description of Moelis' opinion). Senior management of Meredith and representatives of BDT also presented the Meredith board of directors with a summary of the communications plan to be implemented in connection with the announcement of the transaction. The Meredith board of directors discussed the transaction terms and the recent informal approach of Nexstar and asked questions of its advisors.

At the conclusion of the meeting, the Meredith board of directors (i) determined that it was advisable and in the best interest of Meredith, taking into consideration the effect on its shareholders as well as the effect on certain of the other community interests set forth in Section 490.1108A of the IBCA, that Meredith enter into the merger agreement and adopt the Iowa Plan of Merger, (ii) determined that the merger agreement, the mergers and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are advisable, fair to, and in the best interests of Meredith and its shareholders, (iii) approved and adopted the merger agreement, the Iowa Plan of Merger and the forum selection bylaw, and (iv) recommended that the shareholders of Meredith vote to approve the proposals described in this joint proxy statement/prospectus.

On September 7, 2015, the Media General board of directors also held a special telephonic meeting. Members of Media General senior management and representatives of RBC Capital Markets, Fried Frank and Joele Frank, Wilkinson Brimmer Katcher, Media General’s public relations firm, which we refer to as “Joele Frank,” were present. Fried Frank provided an overview of the final transaction terms, including the 180-day tail under the voting and support agreement with affiliates of Standard General. Senior management and Joele Frank also presented the Media General board of directors with a summary of the communications plan to be implemented in connection with the announcement of the proposed business combination.

That night, the parties entered into the merger agreement. In connection with the execution of the merger agreement, Meredith and Media General entered into voting and support agreements with the affiliates of Standard General and with the Meredith supporting shareholders.

On the morning of September 8, 2015, Meredith and Media General issued a joint press release announcing the proposed transaction and hosted a joint conference call and webcast to discuss the announcement.

As a result of information exchanged and several integration meetings held between Meredith and Media General executives after the announcement of the transaction, Meredith management verified what it believes to be at least $85 million of annual synergies and further expects that such synergies could exceed $100 million annually as Meredith and Media General continue to address integration matters, particularly with respect to their digital businesses.

On September 28, 2015, Nexstar announced an unsolicited, non-binding proposal to acquire Media General for consideration valued at $14.50 per share, consisting of $10.50 per share of cash and 0.0898 of a share of Nexstar common stock per outstanding share of Media General common stock, which we refer to as the “Nexstar September 28 proposal.” On September 25, 2015, the last business day preceding delivery of the Nexstar September 28 proposal, the NYSE closing price of a share of Media General voting common stock was $11.15 per share.

Also on September 28, 2015, Media General announced that the Media General board of directors, in consultation with its legal and financial advisors, would carefully review and consider the Nexstar September 28 proposal to determine the course of action that it believed was in the best interests of Media General and its shareholders.

On September 30, 2015, the Media General board of directors held a special telephonic meeting to discuss the Nexstar September 28 proposal. At the meeting, Mr. Sadusky reviewed the terms of the proposal with the Media General board of directors. A representative of Fried Frank discussed with the Media General board of directors their fiduciary duties in evaluating the Nexstar September 28 proposal, Media General’s obligations under the merger agreement with Meredith in connection with the Nexstar September 28 proposal and the possibility of retaining additional advisors to assist the Media General board in evaluating the Nexstar September 28 proposal. RBC Capital Markets discussed with the Media General board of directors preliminary financial perspectives with respect to the Nexstar September 28 proposal. After full discussion, the Media General board of directors requested that directors H.C. Charles Diao, Dennis FitzSimons and Douglas W. McCormick evaluate and make a recommendation to the Media General board with respect to additional legal and financial advisors to advise Media General’s board of directors in connection with the Nexstar September 28 proposal.

At a special telephonic meeting held on October 4, 2015, the Media General board of directors approved the engagement of Goldman, Sachs & Co., which we refer to as “Goldman Sachs,” and Weil, Gotshal & Manges LLP, which we refer to as “Weil Gotshal,” as additional advisors to assist the Media General board of directors in its evaluation and consideration of the Nexstar September 28 proposal.

On October 5, 2015, Media General announced that it had engaged Goldman Sachs and Weil Gotshal.

On October 7, 2015, the Media General board of directors held a special telephonic meeting to further discuss the Nexstar September 28 proposal. Representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal attended the meeting. At the meeting, representatives of Goldman Sachs discussed with the Media General board of directors potential steps to be taken by the Media General board of directors in connection with the Nexstar September 28 proposal. After full discussion, the Media General board of directors authorized senior management of Media General to seek a waiver under the merger agreement from Meredith to permit Media General to engage in due diligence and discussions with Nexstar.

On October 7, 2015, Media General’s legal and financial advisors contacted Meredith’s legal and financial advisors to request a waiver. Over the next several days, Media General’s and Meredith’s advisors negotiated the terms of a limited waiver that permitted Media General to exchange with Nexstar certain financial and related information to confirm potential synergies and other financial matters relating to the Nexstar September 28 proposal. Meredith’s senior management advised the Meredith board of directors of the request for the waiver and the proposed terms.

On October 13, 2015, the Media General board of directors held a regularly scheduled meeting. Representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal attended the meeting. At the meeting, representatives of Fried Frank and Weil Gotshal reviewed the fiduciary duties of the directors, Media General’s obligations under the merger agreement with Meredith, the terms of the limited waiver being negotiated with Meredith and the terms of a potential mutual confidentiality agreement to be entered into with Nexstar. At the meeting, RBC Capital Markets and Goldman Sachs separately discussed with the Media General board of directors preliminary financial perspectives with respect to the Nexstar September 28 proposal and the proposed transaction with Meredith. After full discussion, the Media General board of directors unanimously authorized senior management of Media General to enter into a waiver to certain terms of the merger agreement with Meredith to allow for the mutual exchange of certain information with Nexstar and, if the limited waiver was entered into with Meredith, to enter into a mutual confidentiality agreement with Nexstar and to begin exchanging with Nexstar due diligence information, as permitted under the limited waiver.

On October 14, 2015, Meredith and Media General entered into the limited waiver, and each of Meredith and Media General publicly announced the execution of the limited waiver.

On October 16, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the execution of the limited waiver and discussions with Nexstar regarding the terms of a mutual confidentiality agreement and the information to be exchanged between Media General and Nexstar.

On October 19, 2015, Nexstar and Media General entered into a mutual confidentiality agreement and began exchanging due diligence information.

On October 21, 2015, members of senior management of Media General and Nexstar, along with their respective legal and financial advisors, met to discuss the due diligence information exchanged between Media General and Nexstar.

Also on October 21, 2015, members of senior management of Meredith and representatives of BCG met with representatives of Goldman Sachs and senior management of Media General to present Meredith’s views on the financial benefits of the merger between Media General and Meredith.

On October 23, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the meetings with Nexstar and Meredith and the ongoing exchange of due diligence information with Nexstar.

During the weeks of October 26, 2015, November 2, 2015, and November 9, 2015, representatives of Media General and Nexstar continued to exchange due diligence information and discuss the due diligence information exchanged.

On October 30, 2015, the Media General board of directors held an information session at which senior management of Media General and representatives of RBC Capital Markets, Goldman Sachs, Fried Frank and Weil Gotshal updated the Media General board of directors on the ongoing exchange of due diligence information with Nexstar.

That evening, Mr. Sook delivered a letter to Messrs. Sadusky and Bryan confirming Nexstar’s unsolicited, non-binding proposal to acquire Media General for consideration valued at $15.28 per share, consisting of the same consideration as the Nexstar September 28 proposal, specifically, $10.50 per share of cash and 0.0898 of a share of Nexstar common stock per outstanding share of Media General common stock, with the $0.78 per share in increased consideration attributable to the increase in the trading price of Nexstar common stock since its announcement of the Nexstar September 28 proposal. Along with this letter, Mr. Sook also delivered a draft merger agreement and debt financing commitment in support of the confirmed Nexstar September 28 proposal, which debt financing commitment was subject to additional lender due diligence. On October 30, 2015, the NYSE closing price of a share of Media General voting common stock was $14.86 per share.

On November 2, 2015, the Media General board of directors held an information session at which representatives of Fried Frank and Weil Gotshal provided a summary of the terms of the merger agreement and debt financing commitment included in the confirmed Nexstar September 28 proposal. Senior management of Media General and representatives of RBC Capital Markets and Goldman Sachs also attended the information session.

On November 5, 2015, Mr. Sadusky, James F. Woodward, the Chief Financial Officer of Media General, Andrew C. Carington, the General Counsel of Media General, Messrs. Diao, FitzSimons and McCormick, together with representatives of RBC Capital Markets and Goldman Sachs, met with Messrs. Sook and Carter, certain Nexstar directors and representatives of Nexstar’s legal and financial advisors to further discuss the due diligence information exchanged between Media General and Nexstar.

On November 13, 2015, the Media General board of directors held a special meeting. At the meeting, representatives of Fried Frank and Weil Gotshal reviewed the fiduciary duties of the directors and Media General’s obligations under the merger agreement with Meredith. At the meeting, senior management and representatives of RBC Capital Markets and Goldman Sachs updated the Media General board of directors on the November 5, 2015 meeting with Nexstar and the exchange of due diligence information with Nexstar. RBC Capital Markets and Goldman Sachs also discussed with the Media General board of directors updated preliminary financial perspectives with respect to Media General on a standalone basis, the Nexstar September 28 proposal and the proposed transaction with Meredith. After full discussion, the Media General board of directors unanimously reached the determination under the merger agreement that allows Media General to explore a potential transaction and negotiate with a third party. The Board also concluded that the Nexstar September 28 proposal was unacceptable as currently constructed. The Board, however, authorized Media General’s management and advisors to engage in negotiations with Nexstar regarding the Nexstar September 28 proposal.

On November 16, 2015, Mr. Sadusky notified Messrs. Lacy and Sook of the determination of the Media General board of directors to engage in discussions with Nexstar, and Media General issued a press release announcing such determination. Also on November 16, 2015, Meredith issued a press release regarding Media General’s announcement, and Nexstar issued a press release reiterating the Nexstar September 28 proposal in light of Media General’s announcement.

Media General subsequently commenced discussions regarding a potential transaction with Nexstar.

Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors

At its meeting on September 4, 2015, the board of directors of Media General (i) determined that the merger agreement, the MG charter amendment, the Virginia plan of merger and the transaction contemplated thereby, including the mergers and the issuance of shares of New Holdco common stock to Meredith shareholders in the Meredith Merger and to Media General shareholders in the Media General Merger, were advisable, fair to and in the best interests of Media General and its shareholders, (ii) approved and adopted the merger agreement, the MG charter amendment, the Virginia plan of merger and the transaction contemplated thereby, including the mergers and the issuance of shares of New Holdco common stock to Meredith shareholders in the Meredith Merger and to Media General shareholders in the Media General Merger , and (iii) recommended that holders of Media General voting common stock vote “FOR” the MG share issuance proposal and vote “FOR” the MG amendment proposal.

In its evaluation of the merger agreement and the transaction, Media General’s board of directors consulted with Media General’s management and legal and financial advisors, and considered a number of factors, which are discussed below. Media General’s board of directors considered these factors as a whole and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

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Broader Scale. The combined company will be a powerful multiplatform and diversified media company as the number three owner of major network affiliates, reaching 30% of U.S. households and the operator of a powerful digital platform reaching more than 200 million monthly unique visitors. The combined company’s multiplatform national media brands will also reach 100 million unduplicated American women.

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Diversification. As of the filing date, Meredith and Media General have 40 Big Four network-affiliated TV stations located in the top 75 DMAs and 43 Big Four network-affiliated TV stations ranked #1 or #2 in their respective markets. As a result, the combined company will be more geographically diverse, and will have a presence in more markets that generate strong political revenues than Media General on a stand-along basis. The combined company will also have a broader advertiser base and revenue stream, all of which is expected to reduce dependence on any single region.

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Strong Digital Business. The combined company is expected to generate more than $500 million in annual revenues from its digital media business in the first full year of operations and achieve significant benefits stemming from Meredith’s digital operations efficiencies related to its back-end infrastructure.

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Expected Synergies. Media General’s management expects that the combined company will be able to realize over $80 million of total synergies within the first two years of the closing of the transaction, with $60 million of run-rate synergies expected in the first 12 months of the closing of the transaction.

●	Enhanced Credit Profile and Free Cash Flow . The combined company will have a stronger balance sheet than Media General on a standalone basis and Media General’s management expects that the combined company will generate significant free cash flow and will be immediately accretive on a pro forma free cash flow per share basis. This will enable the combined company to focus on paying down its debt.

●	Greater Ability to Pursue Strategic Acquisitions . The combined company will have an enhanced financial ability to pursue and finance additional strategic acquisitions, and thereby have a greater ability to participate in ongoing industry consolidation, than Media General would have had on a standalone basis.

Media General’s board of directors considered the following additional factors as generally supporting its determination and recommendation:

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the expected percentage ownership interests and voting power of the Media General shareholders following completion of the transaction, as Media General shareholders will own approximately 65% and Meredith shareholders will own approximately 35% of the fully diluted shares of Meredith Media General;

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the expectation that Media General shareholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of their Media General common stock for New Holdco common stock in the Media General Merger;

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the scope and results of Media General’s due diligence investigation of Meredith, which included review of historical financial results and projections, existing agreements and legal and other matters;

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the strong support of the transaction by the SG shareholders, who have entered into the SG voting agreement pursuant to which, among other things, the SG shareholders have agreed to vote their shares of Media General voting common stock in favor of the MG share issuance proposal and the MG amendment proposal at the Media General special meeting;

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information and discussions with Media General’s management regarding Meredith’s business, results of operations, financial and market position, and anticipated benefits of size and scale of the combined company, as well as the recommendation of the transaction by management of Media General;

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the fact that, upon closing of the transaction, the board of directors of Meredith Media General will include eight directors designated by Media General and that the chairman of the board of directors of Meredith Media General will be J. Stewart Bryan III, the current chairman of Media General, thereby allowing the combined company to benefit from the experience of many of Media General’s current directors;

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the opinion, dated September 4, 2015, of RBC Capital Markets to Media General’s board of directors as to the fairness, from a financial point of view and as of such date, to Media General of the Meredith merger consideration provided for in the Meredith Merger, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications on the review undertaken as more fully described in the section entitled “The Transaction – Opinion of Media General’s Financial Advisor” beginning on page [●].

●	the fact that Media General has received a debt commitment from RBC and JPM in the amount of $2.8 billion to provide debt financing for the transaction;

●	the fact that the stock consideration is a fixed exchange ratio and thus Media General has greater certainty as to the number of shares of New Holdco common stock to be issued in the mergers;

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the Media General board of directors’ view as to the likelihood that the transaction will be consummated, based on, among other things, the conditions to closing contained in the merger agreement, the commitment by Media General and Meredith to use reasonable best efforts to obtain regulatory clearances subject to certain limitations, the SG voting agreement and the voting agreements with Meredith supporting shareholders holding approximately 63% of the outstanding Meredith Class B stock; and

●	the financial and other terms of the merger agreements, including:

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the right of Media General to negotiate with a third party that submits an unsolicited alternative acquisition proposal that Media General’s board of directors determines would reasonably be expected to lead to a superior offer for Media General;

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the ability of Media General’s board of directors, under certain circumstances described in the section entitled “The Agreements – The Merger Agreement – Change of Recommendation by Media General’s Board of Directors” beginning on page [●], to change its recommendation in favor of the MG share issuance proposal and the MG amendment proposal; and

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the termination fee of $60 million payable by Meredith to Media General under certain circumstances described in the section entitled “The Agreements - The Merger Agreement - Termination Fees” beginning on page [●].

Media General’s board of directors weighed the foregoing advantages and benefits against a variety of potentially negative factors, including:

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the challenges inherent in the combination of two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

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the potential for diversion of management focus for an extended period, potential employee attrition and the possible effects of the announcement and pendency of the transaction on customers and business relationships;

●	the fact that substantial costs will be incurred by both Media General and Meredith in connection with the transaction;

●	the risks and more limited growth prospects of Meredith’s publishing business compared to Meredith’s television broadcasting and digital businesses;

●	the risk that Media General and/or Meredith might not meet their respective financial projections;

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the fact that Media General and Meredith own television stations in the six Overlap Markets and that regulatory authorities will require Media General and Meredith to make divestitures in the Overlap Markets and possibly other markets;

●	the risk that the combined company may be unable to obtain the financing on the terms set forth in the debt commitment, and the fact that the transaction is not subject to a financing condition;

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the amount of time it could take to complete the transaction, including the fact that completion of the transaction depends on factors outside of Media General’s control, and the risk that the conditions to closing will not be satisfied, including as a result of (i) Media General’s shareholders failing to grant the requisite approvals to complete the transaction or (ii) the required regulatory approvals for the transaction failing to be obtained;

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the fact that Messrs. Carson, McCormick, Sadusky and Muse expressed their concern about the ability of a senior management team led by Mr. Lacy to execute to achieve the synergies necessary for the merger with Meredith to be successful and that Media General’s stock price had recently declined and that it might be beneficial for Media General to have more time to assess the transaction, and, as such, voted against the proposed transaction and the proposed debt financing;

●	certain terms of the transaction agreements, including:

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the restriction on Media General’s ability to solicit alternative transaction proposals, including the fact that Media General does not have the right to terminate the merger agreement to enter into an alternative transaction representing a superior offer;

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the requirement that Media General hold a shareholder vote on the MG share issuance proposal and the MG amendment proposal, even though Media General’s board of directors might have withdrawn its recommendation prior to the shareholder vote;

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the termination fee of $15 million that Media General would be required to pay to Meredith if Media General’s shareholders do not approve the MG share issuance proposal or the MG amendment proposal at the Media General special meeting and the merger agreement is subsequently terminated, and the termination fee of $60 million that Media General would be required to pay to Meredith if the merger agreement is terminated under certain circumstances described in the section entitled “The Agreements – the Merger Agreement – Termination Fee” beginning on page [●]; and

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the restrictions on the conduct of Media General’s business until the completion of the transaction (or the termination of the merger agreement), which may delay or prevent Media General from undertaking business opportunities that may arise or negatively affect Media General’s ability to attract and retain key personnel;

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the possibility of the transaction is not completed and the potential consequences of not completing the transaction, including the potential negative impact on Media General, its business and the trading price of the shares of Media General voting common stock;

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the risk that the transaction may prevent Media General from repurchasing shares of Media General voting common stock under its previously-announced share repurchase program or completing other significant acquisitions;

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the fact that the per share price of Media General voting common stock was at or around its 52-week low price during the period leading up to the September 4 meeting of Media General’s board and the execution of the merger agreement;

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the fact that the stock consideration is a fixed exchange ratio and thus the exchange ratio will not change based on changes to Meredith’s share price if the value of Meredith’s business declines relative to the value of Media General’s business prior to completion of the transaction; and

●	the risks of the type and nature described under “Risk Factors” beginning on page [●].

In view of the wide variety of factors considered in connection with the transaction contemplated by the merger agreement, Media General’s board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of Media General’s board of directors may have given different weight to different factors.

Media General’s board of directors believed that, overall, the potential benefits of the transaction to Media General and its shareholders outweighed the risks, many of which are mentioned above. Media General’s board of directors realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of the reasoning of Media General’s board of directors and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●].

Opinion of Media General’s Financial Advisor

Media General has retained RBC Capital Markets to act as Media General’s financial advisor in connection with the transaction. As part of this engagement, Media General’s board of directors requested that RBC Capital Markets evaluate the fairness, from a financial point of view, to Media General of the Meredith merger consideration provided for in the Meredith Merger. At a September 4, 2015 meeting of Media General’s board of directors held to evaluate the transaction, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated September 4, 2015, to Media General’s board of directors to the effect that, as of that date and based on and subject to the matters described in the opinion, the Meredith merger consideration provided for in the Meredith Merger was fair, from a financial point of view, to Media General. The full text of RBC Capital Markets’ written opinion, dated September 4, 2015, is attached as Annex C to this joint proxy statement/prospectus and is incorporated in this document by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to Media General’s board of directors for the benefit, information and assistance of Media General’s board of directors (in its capacity as such) in connection with its evaluation of the transaction. RBC Capital Markets’ opinion addressed only the Meredith merger consideration from a financial point of view to Media General and did not address any other aspect of the transaction or any related transactions. RBC Capital Markets’ opinion also did not address the underlying business decision of Media General to engage in the transaction or related transactions or the relative merits of the transaction or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets does not express any opinion and does not make any recommendation to any shareholder as to how such shareholder should vote or act with respect to any proposal to be voted upon in connection with the transaction, any related transactions or otherwise.

In connection with its opinion, RBC Capital Markets, among other things:

●	reviewed the financial terms of a draft, dated September 1, 2015, of the merger agreement, as further described to RBC Capital Markets by representatives of Media General;

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reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to RBC Capital Markets from published sources and internal records of Media General;

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reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Meredith made available to RBC Capital Markets from published sources and internal records of Meredith;

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reviewed financial projections and other estimates and data relating to Media General and Meredith prepared by the managements of Media General and Meredith (as adjusted, in the case of financial projections and estimates relating to Meredith, by the management of Media General), including estimates regarding certain tax benefits resulting from prior acquisitions and potential tax savings expected to result from the utilization of net operating loss carryforwards of Media General and Meredith, which we collectively refer to as “tax attributes”;

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conducted discussions with members of the senior managements of Media General and Meredith with respect to the respective businesses, prospects and financial outlook of Media General and Meredith as well as the strategic rationale and potential cost savings, revenue enhancements and other benefits expected by the managements of Media General and Meredith to be realized in the transaction, which we collectively refer to as “synergies”;

●	reviewed the reported prices and trading activity for Media General common stock and Meredith common stock;

●	compared certain financial metrics of Media General and Meredith with those of selected publicly traded companies;

●	compared certain financial terms of the transaction with those of selected precedent transactions;

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reviewed the potential pro forma financial impact of the transaction on the future financial performance of the combined company relative to Media General on a standalone basis after taking into account potential tax attributes and synergies; and

●	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis. RBC Capital Markets therefore gave no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of Media General or Meredith (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Meredith that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying, and it did not independently verify, such information. RBC Capital Markets assumed that the financial projections and other estimates and data relating to Media General and Meredith (as adjusted, in the case of financial projections and other estimates and data relating to Meredith, by the management of Media General), including as to potential tax attributes and synergies, provided to RBC Capital Markets by Media General and Meredith were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Meredith and the other matters covered thereby and that the financial results reflected therein would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to such financial projections and other estimates and data (or adjustments thereto), including as to potential tax attributes and synergies, or the assumptions upon which they were based. RBC Capital Markets relied upon the assessments of the managements of Media General and Meredith as to (i) the potential impact on Media General and Meredith of market trends and prospects, including regulatory matters, relating to the telecommunications and broadcasting industry, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers, employees and network affiliates of Media General and Meredith, and (iii) the ability to integrate the businesses of Media General and Meredith. RBC Capital Markets assumed, with the consent of Media General, that there would be no developments with respect to any of the foregoing that would be meaningful in any respect to its analyses or opinion.

In rendering its opinion, RBC Capital Markets did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Media General, Meredith or any other entity (including Meredith Media General), and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Media General, Meredith or any other entity. RBC Capital Markets assumed that the transaction and related transactions would be consummated in accordance with the terms of the merger agreement and all applicable laws and other relevant documents or requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the transaction and related transactions, no delay, limitation, restriction or condition would be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Meredith, Meredith Media General, the transaction or related transactions (including the contemplated benefits thereof). RBC Capital Markets further assumed that the transaction and certain related transactions (including a contemplated post-closing contribution and transfer of the capital stock of Meredith as the surviving corporation in the Meredith Merger) would qualify for U.S. federal income tax purposes as reorganizations or transfers, as the case may be, under applicable provisions of the Code. In addition, RBC Capital Markets assumed that the final executed merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the draft of the merger agreement reviewed by RBC Capital Markets.

RBC Capital Markets’ opinion spoke only as of the date of such opinion, was based on conditions as they existed and information which RBC Capital Markets was supplied as of the date of such opinion, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. RBC Capital Markets did not express any opinion as to what the value of New Holdco common stock actually would be when issued in connection with the transaction or the prices or range of prices at which New Holdco common stock, Media General common stock or Meredith common shares may trade or otherwise be transferable at any time, whether prior to or following the transaction and related transactions.

RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to Media General of the Meredith merger consideration (to the extent expressly specified therein). RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the transaction or any related transactions (including any post-closing contribution or transfer) or the merger agreement or any related documents or the financial or other terms of any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the transaction, any related transactions or otherwise. RBC Capital Markets did not evaluate the solvency or fair value of Media General, Meredith or any other entity (including Meredith Media General) under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets did not express any opinion as to any legal, regulatory, tax or accounting matters, as to which RBC Capital Markets understood that Media General obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the Meredith merger consideration or otherwise.

The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee. Except as described in this summary, Media General imposed no other instructions or limitations on the investigations made or procedures followed by RBC Capital Markets in rendering its opinion.

In preparing its opinion to Media General’s board of directors, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to Media General’s board of directors in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Media General and Meredith. The estimates of the future performance of Media General and Meredith in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Media General or Meredith.

The Meredith merger consideration provided for in the Meredith Merger was determined through negotiations between Media General and Meredith and was approved by Media General’s board of directors. The decision to enter into the merger agreement was solely that of Media General’s board of directors. RBC Capital Markets’ opinion and analyses were only one of many factors considered by Media General’s board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of Media General’s board of directors, management or any other party with respect to the transaction or related transactions or the consideration payable in the transaction or related transactions.

The following is a brief summary of the material financial analyses provided by RBC Capital Markets to Media General’s board of directors in connection with RBC Capital Markets’ opinion dated September 4, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. For purposes of the analyses described below, (i) the term “implied Meredith merger consideration” refers to an implied consideration of $51.85 per outstanding Meredith common share based on the Meredith merger consideration of $34.57 per share in cash and 1.5214 shares of New Holdco voting common stock utilizing, for the stock portion of the consideration, the closing price of Media General common stock on September 3, 2015 of $11.36 per share, (ii) the term “adjusted Meredith projections” refers to internal financial projections and other estimates and data relating to Meredith prepared by the management of Meredith and as adjusted by the management of Media General and the term “Media General projections” refers to internal financial projections and other estimates and data relating to Media General prepared by the management of Media General and (iii) the term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization excluding, as applicable, one-time non-recurring items, pro forma for recent acquisitions and dispositions and before stock-based compensation.

Meredith Financial Analyses

Selected Public Companies Analysis. RBC Capital Markets performed a “sum-of-the-parts” selected public companies analysis of Meredith by performing separate selected public companies analyses of Meredith’s local media and national media businesses. Financial data for the selected public companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Meredith was based on public filings and the adjusted Meredith projections.

In its selected public companies analysis of Meredith’s local media business, RBC Capital Markets reviewed certain financial information of Meredith’s local media business and financial and stock market information of six selected companies that RBC Capital Markets in its professional judgment considered generally relevant as publicly traded pure-play television broadcasting companies and publicly traded diversified television broadcasting companies, consisting of the following four selected publicly traded pure-play television broadcasting companies, which we refer to as the “selected pure-play companies,” and the following two selected publicly traded diversified television broadcasting companies, which we refer to as the “selected diversified companies” and, together with the selected pure-play companies, as the “selected local media companies”:

Selected Pure-Play Companies	Selected Diversified Companies

● Gray Television, Inc.	● TEGNA Inc.
● Nexstar Broadcasting Group, Inc.	● Tribune Media Company
● Sinclair Broadcast Group, Inc.
● The E.W. Scripps Company

RBC Capital Markets reviewed, among other information, enterprise values of the selected local media companies, calculated as equity values based on closing stock prices on September 3, 2015 plus debt and non-controlling interests less cash and cash equivalents, as a multiple of the (i) average of calendar year 2014 actual and calendar year 2015 estimated EBITDA and (ii) average of calendar year 2015 and calendar year 2016 estimated EBITDA. The overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples for the selected local media companies were 8.4x to 11.1x (with a mean of 9.2x) and 7.6x to 9.1x (with a mean of 8.2x), respectively, with overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected pure-play companies of 8.4x to 11.1x and 7.6x to 8.4x, respectively, and overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected diversified companies of 8.9x to 9.5x and 8.1x to 9.1x, respectively. RBC Capital Markets then applied selected ranges of average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected local media companies of 8.4x to 8.9x and 7.6x to 8.4x, respectively, to the average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA, respectively, of Meredith’s local media business.

In its selected public companies analysis of Meredith’s national media business, RBC Capital Markets reviewed certain financial information of Meredith’s national media business and financial and stock market information of the following three selected companies that RBC Capital Markets in its professional judgment considered generally relevant as publicly traded national publications companies, which we refer to as the “selected national media companies”:

● News Corporation ● The New York Times Company ● Time Inc.

RBC Capital Markets reviewed, among other information, enterprise values of the selected national media companies, calculated as equity values based on closing stock prices on September 3, 2015 plus debt and non-controlling interests less cash and cash equivalents, as a multiple of the (i) average of calendar year 2014 actual and calendar year 2015 estimated EBITDA and (ii) average of calendar year 2015 and calendar year 2016 estimated EBITDA. The overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected national media companies were 6.4x to 7.7x (with a mean of 7.1x) and 6.3x to 7.7x (with a mean of 7.0x), respectively. RBC Capital Markets then applied the ranges of average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected national media companies of 6.4x to 7.7x and 6.3x to 7.7x, respectively, to the average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA, respectively, of Meredith’s national media business.

This analysis indicated the following approximate implied per share equity value reference ranges for Meredith, as compared to the implied Meredith merger consideration:

Implied Per Share Equity Value Reference Ranges Based On:
Average 2014A and 2015E EBITDA	Average 2015E and 2016E EBITDA	Implied Meredith Merger Consideration
$37.16 – $43.30	$32.65 – $40.06	$51.85

No company used in these analyses is identical to Meredith. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Meredith’s local media and national media businesses were compared.

Selected Precedent Transactions Analysis. RBC Capital Markets performed a “sum-of-the-parts” selected precedent transactions analysis of Meredith by performing separate selected precedent transactions analyses of Meredith’s local media and national media businesses. Financial data for the selected precedent transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Meredith was based on public filings and the adjusted Meredith projections.

In its selected precedent transactions analysis of Meredith’s local media business, RBC Capital Markets reviewed, to the extent publicly available, certain financial information relating to the following four selected precedent transactions that RBC Capital Markets in its professional judgment considered generally relevant as transactions involving companies or businesses with enterprise values of greater than $500 million and operations in the television broadcasting industry, which we refer to as the “selected television broadcasting transactions”:

Announcement Date	Acquiror	Target
March 21, 2014	● Media General, Inc.	● LIN Media LLC
July 29, 2013	● Sinclair Broadcast Group, Inc.	● Allbritton Communications Co. (sale of certain assets)
July 1, 2013	● Tribune Company	● Local TV Holdings LLC
June 13, 2013	● Gannett Co., Inc.	● Belo Corp.

 RBC Capital Markets reviewed transaction values, based on reported purchase prices or calculated as equity values of the target companies or businesses based on the purchase prices paid in the selected television broadcasting transactions plus debt and non-controlling interests less cash and cash equivalents, to the extent publicly available, as a multiple of the average of such target companies’ or businesses’ prior two calendar years EBITDA. The overall low to high prior two calendar years estimated EBITDA multiples observed for the selected television broadcasting transactions were 9.4x to 11.4x. RBC Capital Markets then applied the range of prior two calendar years estimated EBITDA multiples derived from the selected television broadcasting transactions of 9.4x to 11.4x to the average calendar year 2014 actual and calendar year 2015 estimated EBITDA of Meredith’s local media business.

In its selected precedent transaction analysis, RBC Capital Markets reviewed, to the extent publicly available, certain financial information of Meredith’s national media business relating to the following four selected precedent transactions that RBC Capital Markets in its professional judgment considered generally relevant as transactions involving companies or businesses with operations in the national publications industry, which we refer to as the “selected national publications transactions”:

Announcement Date	Acquiror	Target
January 28, 2015	● Meredith Corporation	● Shape Magazine
August 5, 2013	● Jeffrey P. Bezos	● The Washington Post Company (sale of newspaper publishing business)
July 25, 2013	● FUNKE MEDIENGRUPPE	● Axel Springer AG (sale of newspaper, magazine and other assets)
January 31, 2011	● Hearst Corporation	● Hachette Filipacchi Media U.S./Lagardère SCA (sale of certain assets)

RBC Capital Markets reviewed transaction values, based on reported purchase prices or calculated as equity values of the target companies or businesses based on the purchase prices paid in the selected national publications transactions plus debt and non-controlling interests less cash and cash equivalents, to the extent publicly available, a multiple of such target companies’ or businesses’ latest 12 months EBITDA. The overall low to high latest 12 months EBITDA multiples observed for the selected national publications transactions were 9.0x to 11.3x. RBC Capital Markets then applied the range of latest 12 months EBITDA multiples derived from the selected national publications transactions of 9.0x to 11.3x to the latest 12 months (as of June 30, 2015) EBITDA of Meredith’s national media business.

This analysis indicated the following approximate implied per share equity value reference range for Meredith, as compared to the implied Meredith merger consideration:

Implied Per Share Equity Value Reference Range	Implied Meredith Merger Consideration
$48.36 – $62.94	$51.85

No company, business or transaction used in these analyses is identical to Meredith or the transaction. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions to which Meredith’s local media and national media businesses and the transaction were compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a “sum-of-the-parts” discounted cash flow analysis of Meredith by performing separate discounted cash flow analyses of Meredith’s local media and national media businesses. In its separate discounted cash flow analyses of Meredith’s local media and national media businesses, RBC Capital Markets calculated the estimated present value of the standalone unlevered, after-tax free cash flows that each business was forecasted to generate during the last six-month period of the calendar year ending December 31, 2015 through the full calendar year ending December 31, 2019 based on the adjusted Meredith projections, both before and after taking into account potential synergies (net of costs to achieve such synergies). For purposes of these analyses, stock-based compensation was treated as a cash expense. RBC Capital Markets calculated a terminal value for each business by applying to the terminal year estimated unlevered, after-tax free cash flows of such business (based on the average estimated unlevered, after-tax free cash flows of such business for calendar years 2018 and 2019), both before and after taking into account potential net synergies, selected ranges of perpetuity growth rates of 1.5% to 2.5% in the case of Meredith’s local media business and 0.75% to 1.75% in the case of Meredith’s national media business. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of June 30, 2015) using selected ranges of discount rates of 7.5% to 8.5% in the case of Meredith’s local media business and 8.5% to 10.0% in the case of Meredith’s national media business.

This analysis indicated the following approximate implied per share equity value reference ranges for Meredith, both before and after taking into account potential net synergies, as compared to the implied Meredith merger consideration:

Implied Per Share Equity Value Reference Ranges		Implied Meredith
Before Potential Net Synergies	After Potential Net Synergies	Merger Consideration
$37.25 – $55.94	$51.35 – $74.96	$51.85

Media General Financial Analyses

Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis of Media General in which RBC Capital Markets reviewed certain financial and stock market information of Media General and the following six selected companies that RBC Capital Markets in its professional judgment considered generally relevant as publicly traded pure-play television broadcasting companies and publicly traded diversified television broadcasting companies, consisting of the following four selected publicly traded pure-play television broadcasting companies, which we refer to as the “selected pure-play companies,” and the following two selected publicly traded diversified television broadcasting companies, which we refer to as the “selected diversified companies” and, together with the selected pure-play companies, as the “selected local media companies”:

Selected Pure-Play Companies	Selected Diversified Companies

● Gray Television, Inc.	● TEGNA Inc.
● Nexstar Broadcasting Group, Inc.	● Tribune Media Company
● Sinclair Broadcast Group, Inc.
● The E.W. Scripps Company

Financial data for the selected local media companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Media General was based on public filings and the Media General projections.

RBC Capital Markets reviewed, among other information, enterprise values of the selected local media companies, calculated as equity values based on closing stock prices on September 3, 2015 plus debt and non-controlling interests less cash and cash equivalents, as a multiple of the (i) average of calendar year 2014 actual and calendar year 2015 estimated EBITDA and (ii) average of calendar year 2015 and calendar year 2016 estimated EBITDA. The overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected local media companies were 8.4x to 11.1x (with a mean of 9.2x) and 7.6x to 9.1x (with a mean of 8.2x), respectively, with overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected pure-play companies of 8.4x to 11.1x and 7.6x to 8.4x, respectively, and overall low to high average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples observed for the selected diversified companies of 8.9x to 9.5x and 8.1x to 9.1x, respectively. RBC Capital Markets then applied selected ranges of average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA multiples derived from the selected local media companies of 8.4x to 8.9x and 7.6x to 8.4x, respectively, to the average calendar year 2014 actual and calendar year 2015 estimated EBITDA and average calendar year 2015 and calendar year 2016 estimated EBITDA, respectively, of Media General.

This analysis indicated the following approximate implied per share equity value reference ranges for Media General, as compared to the closing price of Media General common stock on September 3, 2015:

Implied Per Share Equity Value Reference Ranges Based On:
Average 2014A and 2015E EBITDA	Average 2015E and 2016E EBITDA	Media General Closing Stock Price on September 3, 2015
$10.52 – $12.17	$11.26 – $14.25	$11.36

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of Media General by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Media General was forecasted to generate during the last six-month period of the calendar year ending December 31, 2015 through the full calendar year ending December 31, 2019 based on the Media General projections. For purposes of such analysis, (i) the estimated present value of certain tax attributes, including net operating losses that Media General’s management anticipated could be utilized to reduce future federal income taxes payable by Media General and Meredith, were taken into account and (ii) stock-based compensation was treated as a cash expense. RBC Capital Markets calculated a terminal value for Media General by applying to Media General’s terminal year estimated unlevered, after-tax free cash flows (based on the average estimated unlevered, after-tax free cash flows of Media General for calendar years 2018 and 2019) a selected range of perpetuity growth rates of 1.5% to 2.5%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of June 30, 2015) using a selected range of discount rates of 7.5% to 8.5%.

This analysis indicated the following approximate implied per share equity value reference range for Media General, as compared to the closing price of Media General common stock on September 3, 2015:

Implied Per Share Equity Value Reference Range	Media General Closing Stock Price on September 3, 2015
$21.49 – $34.41	$11.36

Other Factors. RBC Capital Markets observed certain additional factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

●

the historical trading performance of Meredith common stock and Media General common stock during the 52-week period ended September 3, 2015, which indicated (i) low to high closing prices for Meredith common stock during such period of $41.36 per share (on August 25, 2015) to $56.96 per share (on March 20, 2015), as compared to the closing price for Meredith common stock on September 3, 2015 of $46.25 per share and the volume-weighted average closing price of Meredith common stock for the one-month period ended September 3, 2015 of $45.03 per share, and (ii) low to high closing prices for Media General common stock during such period of $11.07 per share (on August 25, 2015) to $17.70 per share (on December 17, 2014), as compared to the closing price for Media General common stock on September 3, 2015 of $11.36 per share and the volume-weighted average closing price of Media General common stock for the one-month period ended September 3, 2015 of $12.76 per share;

●

publicly available research analysts’ stock price targets for Meredith common stock and Media General common stock, which indicated (i) one-year forward stock price targets for Meredith common stock of $48.00 to $58.00 per share (with a mean of $52.50 per share and a median of $51.00 per share, in each case, excluding one publicly available research analyst’s stock price target due to the report date), as compared to the closing price for Meredith common stock on September 3, 2015 of $46.25 per share, and (ii) one-year forward stock price targets for Media General common stock of $18.00 to $20.00 per share (with a mean of $19.25 per share and a median of $19.50 per share), as compared to the closing price for Media General common stock on September 3, 2015 of $11.36 per share; and

●

potential pro forma financial effects of the transaction, after giving effect to certain potential combination synergies and the proposed financing for the transaction, on, among other things, Meredith Media General’s calendar years ending December 31, 2015 through December 31, 2017 estimated pro forma adjusted free cash flow per share relative to Media General’s standalone adjusted estimated free cash flow per share during such calendar years based on the Media General projections and the adjusted Meredith projections, which indicated that the transaction could be accretive to Meredith Media General’s average estimated pro forma adjusted free cash flow per share by approximately 5.6% (for calendar years 2015/2016) and approximately 3.2% (for calendar years 2016/2017). The actual results achieved by Meredith Media General may vary from forecasted results and the variations may be material.

Miscellaneous

In connection with RBC Capital Markets’ services as Media General’s financial advisor, Media General has agreed to pay RBC Capital Markets an aggregate fee of $10 million, of which a portion was payable upon delivery of RBC Capital Markets’ opinion and $8.75 million is contingent upon consummation of the transaction. RBC Capital Markets may be entitled to certain other fees upon consummation or termination of the transaction, including, in Media General’s discretion, an additional fee of up to $8 million upon consummation of the transaction. Media General also has agreed to reimburse RBC Capital Markets for expenses reasonably incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under the federal securities laws, arising out of RBC Capital Markets’ engagement.

RBC Capital Markets and certain of its affiliates in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Media General unrelated to the transaction, for which services RBC Capital Markets and such affiliates have received and may receive customary compensation, including, during the two-year period prior to the date of RBC Capital Markets’ opinion, having acted or acting (i) as financial advisor to Media General in connection with its acquisitions of Young in 2013 and LIN in 2014 and as joint lead arranger for the related financings for such acquisitions, (ii) as joint book-running manager for certain equity offerings of Media General in May 2014 and April 2015 and (iii) as sole book-running manager for, and as a lender under, certain credit facilities of Media General. During such two-year period, RBC Capital Markets and such affiliates received aggregate fees for such investment banking and financial advisory services unrelated to the transaction of approximately $52 million from Media General. Although RBC Capital Markets and its affiliates had not provided investment banking and financial advisory services to Meredith during the two-year period prior to the date of RBC Capital Markets’ opinion for which RBC Capital Markets and its affiliates received compensation, RBC Capital Markets and such affiliates may in the future provide such services for which RBC Capital Markets and such affiliates would expect to receive compensation. RBC Capital Markets and certain of its affiliates also are acting as joint book-running manager and joint lead arranger for the financing contemplated to be undertaken in connection with the transaction, for which services RBC Capital Markets and such affiliates will receive aggregate fees currently estimated to be approximately $16 million.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of Media General, Meredith and/or any other company that may be involved in the transaction and related transactions and receive customary compensation in connection therewith, and may also actively trade securities of Media General, Meredith and any other company that may be involved in the transaction and related transactions or their respective affiliates for RBC Capital Markets’ or its affiliates’ account and the accounts of RBC Capital Markets’ or its affiliates’ customers and, accordingly, RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Media General selected RBC Capital Markets to act as its financial advisor in connection with the transaction on the basis of, among other things, RBC Capital Markets’ experience in similar transactions, industry knowledge, reputation in the investment community and familiarity with Media General and its business.

Meredith’s Reasons for the Transaction and Recommendation of Meredith’s Board of Directors

At its meeting on September 7, 2015, the Meredith board of directors unanimously (i) determined that the merger agreement, the plan of merger with respect to the Meredith Merger and the transaction contemplated thereby were advisable, fair to and in the best interests of Meredith and its shareholders, (ii) approved and adopted the merger agreement, the plan of merger with respect to the Meredith Merger and the transactions contemplated thereby, and (iii) recommended that holders of Meredith common stock and Meredith Class B stock vote “FOR” the Meredith merger proposal.

In its evaluation of the merger agreement and the transaction, Meredith’s board of directors consulted with Meredith’s management as well as legal and financial advisors to Meredith, and considered a number of factors, which are discussed below. The following discussion of the information and factors considered by Meredith’s board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the transaction contemplated by the merger agreement, Meredith’s board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of Meredith’s board of directors may have given different weight to different factors. Meredith’s board of directors considered this information and these factors as a whole and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

In the course of its deliberations, the Meredith board of directors considered the following substantive factors as being generally positive or favorable, each of which the Meredith board of directors believed supported a decision to proceed with the merger agreement and the transaction contemplated thereby:

●	the Meredith board of directors’ understanding of the business, operations, financial condition, earnings and prospects of Meredith, including Meredith’s prospects as an independent company;

●

the total consideration to be received by Meredith’s shareholders per share of Meredith common stock and Meredith Class B stock consisting of $34.57 in cash, which provides the Meredith shareholders with a significant fixed component of return and liquidity and 1.5214 shares of Media General common stock;

●

the fact that Meredith’s shareholders in the aggregate will own approximately 35% of the fully diluted shares of New Holdco, which the Meredith board of directors believed would provide Meredith’s shareholders with meaningful participation in the combined company and a potential opportunity to realize the financial and strategic synergies of the combined company, including the following:

●

the combined company will be the third largest television station owner and operator, initially with 88 television stations (some of which are expected to be swapped or otherwise divested to address regulatory considerations) across 54 markets, including 40 “Big Four” network-affiliated TV stations located in the top 75 DMAs, which scale should enhance the combined company’s ability to obtain favorable terms under syndicated programming and other arrangements and increase its share of political, national and digital advertising;

●

the combined company will reach approximately 30% of U.S. TV households, which is below the 39% regulatory cap on ownership, providing the combined company with opportunities to grow its portfolio through strategic acquisitions as the industry consolidates;

●

the combined company is expected to compete more effectively in the digital media market by combining Meredith’s national brands and digital infrastructure with Media General’s robust digital platform, giving the combined company a significant presence in key growth sectors such as content, mobile, social, video and native advertising; and

●

the attractive financial aspects of the combined company, such as pro forma annual revenue of $3 billion, including pro forma digital revenue of $500 million, and pro forma EBITDA of $900 million, as well as $60 million of run-rate cost synergies expected in the first twelve months after closing the transaction;

●

the current and historical market prices of the Meredith common stock, as well as the fact that, based on the September 3, 2015 closing price of Media General voting common stock of $11.36 per share, the consideration to be received for each share of Meredith common stock and Meredith Class B stock represented a premium of approximately 15.4% over the 30-day volume weighted average price of Meredith common stock as of September 3, 2015;

●

the Meredith board of directors’ belief that the transaction presented a more favorable opportunity for the Meredith shareholders than the potential value that might result from other strategic alternatives available to Meredith given the potential rewards, risks and uncertainties associated with pursuing those other potential alternatives, and in this regard, the Meredith board of directors considered the fact that the chief executive officer of Nexstar contacted Moelis on September 2, 2015, to communicate that Nexstar would be interested in acquiring Meredith outright in a transaction that included both the broadcasting and publishing businesses;

●

the fact that the consideration to be received for each share of Meredith common stock and Meredith Class B stock and other terms of the merger agreement resulted from negotiations between Meredith and its legal and financial advisors and Media General and its legal and financial advisors, in regular consultation with the Meredith board of directors, and the Meredith board of directors’ belief that the consideration to be received for each share of Meredith common stock and Meredith Class B stock represented the highest per share consideration that could be negotiated with Media General;

●	the fact that the holders of Meredith common stock and Meredith Class B stock will receive the same consideration per share;

●	the fact that the exchange ratio is fixed and will not fluctuate based upon changes in the market price of Media General’s or Meredith’s publicly traded shares;

●

the fact that the mergers, taken together, are intended to qualify as a transaction described in Section 351 of the Code and that assuming the mergers qualify under Section 351, Meredith shareholders generally will not recognize gain or loss for U.S. federal income tax purposes on the New Holdco common stock received in connection with the Meredith Merger (although they will recognize gain with respect to the cash consideration) as more fully described in “Material U.S. Federal Income Tax Consequences of the Mergers,” beginning on page [●];

●

the financial analyses and opinion of Moelis delivered orally on September 7, 2015 at Meredith’s board meeting, which was confirmed by delivery of a written opinion dated September 7, 2015, addressed to the Meredith board of directors, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth in such opinion, the Meredith merger consideration to be received by the holders of Meredith common stock and Meredith Class B stock was fair from a financial point of view to such holders (other than the Excluded Holders), as more fully described in “The Transaction – Opinion of Meredith’s Financial Advisor” beginning on page [●] and the full text of which is attached hereto as Annex D;

●	the financial condition and resources of Media General and the lack of any financing condition in the merger agreement;

●

the fact that Media General had obtained committed debt financing for the transaction (including the refinancing of existing indebtedness), the limited number and nature of the conditions to the debt financing, and the obligation of Media General to use reasonable best efforts to obtain the debt financing, as well as the fact that the combined company (i) is expected to generate significant pro forma free cash flows that can be used for repayment of indebtedness and (ii) may receive proceeds from divestures of television stations in Overlap Markets (to the extent such television stations are not swapped with another party in lieu of a cash sale), which may be available to pay down indebtedness;

●

the inclusion in the merger agreement of a provision that, subject to compliance with the terms and conditions of the merger agreement, Meredith is permitted to furnish information to and conduct discussions and negotiations with any third party that makes a bona fide, written, unsolicited acquisition proposal and ultimately to terminate the merger agreement in order to accept a superior offer upon payment of a $60 million termination fee to Media General;

●

the fact that, subject to the parties’ rights to terminate the merger agreement under certain circumstances, Media General is required to submit the transaction to a vote of its shareholders notwithstanding any change by Media General’s board of directors in its recommendation in favor of the MG share issuance proposal and the MG amendment proposal;

●	that the outside date of September 7, 2016 (which may be extended under certain circumstances) under the merger agreement allows for sufficient time to complete the transaction;

●

the fact that the Meredith Merger will be subject to a separate class vote of each of the holders of Meredith common stock and Meredith Class B Stock, thereby providing each class of Meredith shareholders the ability to separately approve or disapprove the transaction;

●

the support of the transaction by the SG shareholders, who have entered into the SG voting agreement pursuant to which, among other things, the SG shareholders have agreed to vote their shares of Media General voting common stock for the MG share issuance proposal and the MG amendment proposal and against any alternative acquisition proposal until the termination of the merger agreement (and for the 180-day period following termination of the merger agreement under certain circumstances);

●

the governance terms in the merger agreement, which provide that at closing four members of the initial 12 member board of directors of Meredith Media General will be designated by Meredith and at least one Meredith designee will be entitled to serve on each committee of the board of directors of Meredith Media General;

●

in light of the fact that Meredith’s shareholders will hold approximately 35% of the fully diluted shares of New Holdco common stock, immediately following the closing of the transaction, the fact that several members of Meredith’s senior management team will lead New Holdco, including Mr. Lacy as the President and Chief Executive Officer, Mr. Ceryanec as the Chief Financial Officer and three other Meredith named executive officers who will have senior management positions with New Holdco;

●

the fact that the combined company will have a substantial corporate presence in Des Moines, Iowa, which will benefit Meredith’s employees, the city of Des Moines and surrounding areas and other “community interest factors” set forth in Section 490.1108A of the IBCA;

●

the fact that the combined company will continue to support the Meredith Corporation Foundation with contributions consistent with Meredith’s past practices, which will benefit Meredith’s employees, the city of Des Moines and surrounding areas and other “community interest factors” set forth in Section 490.1108A of the IBCA; and

●

the other terms of the merger agreement, described under “The Agreements – Description of the Merger Agreement” beginning on page [●], which the Meredith board of directors, after consulting with Meredith’s legal and financial advisors, considered to be reasonable and consistent with relevant precedents.

The Meredith board of directors was aware of and also considered the following risks and other factors concerning the merger agreement and the transaction as generally negative or unfavorable:

●	the possibility that Media General will be unable to obtain all or a portion of the debt financing proceeds contemplated by the debt commitment;

●

that the announcement and pendency of the transaction could result in the disruption of Meredith’s business, including the possible diversion of management and employee attention, potential employee attrition and potential adverse effects on Meredith’s business relationships;

●	that if the transaction is not completed, Meredith may be adversely affected due to potential disruptions in its operations and the trading price of Meredith common stock may be adversely affected;

●	the fact that fees of outside advisors will be incurred by both Meredith and Media General in connection with the transaction;

●

the risk that Meredith and Media General may not meet their respective financial projections and the possibility that the strategic, operational and financial benefits anticipated in connection with the transaction might not be realized by the combined company;

●

the fact that the stock consideration to be received by Meredith shareholders is a fixed exchange ratio and thus the value of the stock consideration received will change based on Media General’s share price, particularly if the value of Media General’s business declines relative to the value of Meredith’s business prior to closing the transaction;

●

the requirement that Meredith pay a termination fee of $60 million to Media General if it terminates the merger agreement to enter into an agreement related to a superior proposal or the merger agreement is terminated by Media General under other circumstances;

●

the inclusion in the merger agreement of a provision that, subject to compliance with the terms and conditions of the merger agreement, Media General is permitted to furnish information to and conduct discussions and negotiations with any third party that makes a bona fide, written, unsolicited acquisition proposal that Media General’s board of directors determines (after consultation with outside counsel and a nationally recognized third party financial advisor) is or would reasonably be expected to lead to a superior offer;

●

the inclusion in the merger agreement of a provision that, subject to making certain determinations required under the merger agreement, the Media General board of directors may change its recommendation to the Media General shareholders in favor of the MG share issuance proposal and the MG amendment proposal in response to an intervening event or a superior offer;

●

that Meredith is subject to restrictions on the conduct of its business prior to the consummation of the transaction, requiring Meredith to conduct its business in the ordinary course consistent with past practice, subject to specified limitations, which may delay or prevent Meredith from undertaking business opportunities that may arise during the pendency of the transaction, whether or not the transaction is completed;

●

the risk that, while the transaction is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the transaction, including shareholder approval by Meredith shareholders and by Media General shareholders, will be satisfied, and as a result, it is possible that the transaction may not be completed even if approved by the Meredith shareholders;

●

the fact that Meredith and Media General own television stations in six of the same markets and that regulatory authorities are likely to require Meredith and Media General to make divestitures in these markets; and

●

the risk that regulatory agencies may not approve the transaction or may impose terms and conditions on their approvals, including the potential divestiture of certain television stations beyond the six anticipated divestitures, that would either materially delay the closing of the transaction or would materially impair the business operations of Meredith to the extent the parties would not be required to close the transaction under the terms of the merger agreement.

In addition, the Meredith board of directors was aware of and considered the interests that certain of Meredith’s board of directors and executive officers may have with respect to the transaction that differ from, or are in addition to, their interests as Meredith shareholders, as described in “The Transaction – Interests of Meredith’s Directors and Officers in the Transaction” beginning on page [●].

Meredith’s board of directors believed that, overall, the potential benefits of the transaction to Meredith and its shareholders outweighed the risks, many of which are mentioned above. Meredith’s board of directors realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. The explanation of the reasoning of Meredith’s board of directors and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●].

Opinion of Meredith’s Financial Advisor

At the meeting of the Meredith board of directors on September 7, 2015, Moelis delivered to the Meredith board of directors an oral opinion, which was confirmed by delivery of a written opinion, dated September 7, 2015, addressed to the Meredith board of directors, to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations set forth in the opinion, the Meredith merger consideration to be received by holders of Meredith common stock and Meredith Class B stock was fair from a financial point of view to such holders, other than (i) holders of shares of Meredith common stock held in the treasury of Meredith or owned, directly or indirectly by Meredith or Media General or any of their respective subsidiaries, (ii) holders of shares of Meredith Class B stock to which the holder thereof has properly demanded appraisal in accordance with the IBCA and (iii) the Meredith supporting shareholders, which are collectively referred to in this joint proxy statement/prospectus, including this summary of Moelis’ opinion, as the “Excluded Holders.”

The full text of Moelis’ written opinion, dated September 7, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference. Meredith shareholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Meredith board of directors (in its capacity as such) in its evaluation of the transaction. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the Meredith merger consideration to the holders of Meredith common stock and Meredith Class B stock (other than the Excluded Holders) and does not address Meredith’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available with respect to Meredith. Moelis’ opinion does not constitute a recommendation to any shareholder of Meredith as to how such shareholder should vote or act with respect to the transaction or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

●	reviewed certain publicly available business and financial information relating to Meredith and Media General;

●

reviewed certain internal information relating to the business, cash flow, assets, liabilities and prospects of Meredith furnished to Moelis by Meredith, including financial forecasts provided to or discussed with Moelis by the management of Meredith;

●

reviewed certain internal information relating to the business, cash flow, assets, liabilities and prospects of Media General furnished to Moelis by Media General, including financial forecasts provided to or discussed with Moelis by the management of Media General;

●

reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the transaction, which we refer to as the “Expected Synergies,” and certain other pro forma financial effects of the transaction furnished to Moelis by Meredith and Media General;

●

conducted discussions with members of senior management and representatives of Meredith and Media General concerning the information described in the foregoing, as well as the businesses and prospects of Meredith and Media General generally;

●	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

●	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

●	considered contacts made by or on behalf of Meredith, including by Moelis at Meredith’s direction, to third parties with respect to a possible acquisition of Meredith;

●	reviewed a draft, dated September 6, 2015, of the merger agreement;

●	participated in certain discussions and negotiations among representatives of Meredith and Media General and their advisors; and

●	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Meredith board of directors, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Meredith board of directors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Meredith or Media General, nor was Moelis furnished with any such evaluation or appraisal. With respect to the financial forecasts and other information relating to Meredith, Media General, Expected Synergies and other pro forma financial effects referred to above, Moelis assumed, at the direction of the Meredith board of directors, that such financial information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Meredith or Media General, as the case may be, as to the future performance of Meredith and Media General, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. Moelis also assumed, at the direction of the Meredith board of directors, that the future financial results of Media General and Expected Synergies will be achieved at the times and in the amounts projected. In addition, at the direction of the Meredith board of directors, Moelis relied on the assessments of the managements of Meredith and Media General as to Meredith Media General’s ability to retain key employees of Meredith and Media General and to integrate the businesses of Meredith and Media General. Moelis also assumed, at the direction of the Meredith board of directors, that the divestitures contemplated by the merger agreement will not have an impact on the financial forecasts in any way material to Moelis’ analysis.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of the opinion. As the Meredith board of directors was aware, the financial and stock markets have been experiencing unusual volatility and Moelis expressed no opinion or view as to any potential effects of such volatility on Meredith, Media General, Meredith Media General or the transaction. Moelis’ opinion did not address the fairness of the transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Meredith, other than the fairness of the Meredith merger consideration from a financial point of view to the holders of Meredith common stock and Meredith Class B stock (other than Excluded Holders). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the Meredith merger consideration or otherwise. At the direction of the Meredith board of directors, Moelis was not asked to, nor did it, offer any opinion as to any terms of the merger agreement or any aspect or implication of the transaction, except for the Meredith merger consideration to the extent specified in Moelis’ opinion. With the consent of the Meredith board of directors, Moelis expressed no opinion as to what the value of New Holdco voting common stock actually will be when issued pursuant to the transaction or the prices at which Meredith common stock, Media General voting common stock or New Holdco voting common stock may trade at any time. Moelis is not a tax, legal, regulatory or accounting expert and assumed and relied upon, without independent verification, the assessments of Meredith and its other advisors with respect to tax, legal, regulatory and accounting matters. In rendering its opinion, Moelis assumed, with the consent of the Meredith board of directors, that the final executed form of the merger agreement would not differ in any material respect from the draft that Moelis reviewed, that the transaction would be consummated in accordance with its terms and that the parties to the merger agreement would comply with all the material terms of the merger agreement. Moelis also assumed, with the consent of the Meredith board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without the imposition of any delay, limitation, restriction, divestiture, other than the divestitures contemplated by the merger agreement, or condition that would have an adverse effect on Meredith, Media General, Meredith Media General or the transaction. In addition, representatives of Meredith advised Moelis, and Moelis assumed, with the consent of the Meredith board of directors, that the transaction would qualify as a transaction described in Section 351 of the Code for federal income tax purposes.

The following is a summary of the material financial analyses presented by Moelis to the Meredith board of directors at its meeting held on September 6, 2015, in connection with its opinion. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses. Except as otherwise noted, the following quantitative information, to the extent that this it is based on market data, is based on market data as it existed on or before September 3, 2015, and is not necessarily indicative of current market conditions. For purposes of the financial analyses described below, the term “per share consideration” refers to the implied value of the per share Meredith Merger consideration provided for in the transaction of $51.85 consisting of the cash portion of the consideration of $34.57 and the implied value of the stock portion of the consideration of 1.52l4 shares of New Holdco voting common stock based on Media General’s closing stock price on September 3, 2015.

Financial Analyses of Meredith

Selected Public Companies Analysis of Meredith

Given the different nature of the businesses in which Meredith participates, Moelis conducted a sum-of-the-parts selected public companies analysis by separately reviewing financial and stock market information relating to selected public companies in the industries in which Meredith’s Local Media and National Media Groups operate. Specifically, Moelis reviewed selected pure-play public companies in the television broadcasting industry for the Local Media Group and publishing industry for the National Media Group. The following table indicates the companies reviewed by Moelis with respect to each of these groups:

Local Media Group	National Media Group

Gray Television, Inc.	Gannett Co., Inc.

Media General, Inc.	News Corporation

Nexstar Broadcasting Group, Inc.	Time Inc.

Sinclair Broadcast Group, Inc.

Financial data for the selected companies was based on Wall Street research analyst consensus forecasts, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions and / or other material corporate events occurring during the relevant period. Financial data for Meredith was based on financial forecasts and other information and data provided by Meredith management. Although none of the selected companies is directly comparable to Meredith, the companies included were selected because they are companies that, for purposes of analysis, had certain operating characteristics that may be considered reasonably comparable to Meredith’s Local Media Group and National Media Group, as applicable.

Moelis reviewed, among other things, for the Local Media Group, the total enterprise value, which is referred to in this summary of Moelis’ opinion as “TEV,” of the selected companies (calculated as the market value of the relevant company’s diluted common equity based on its closing stock price on September 3, 2015, plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests) as a multiple of 2-year average earnings before interest, taxes, depreciation and amortization, which is referred to in this summary of Moelis’ opinion as “EBITDA,” as estimated for calendar years 2015 and 2016. In line with TV Broadcast industry practice, two-year average EBITDA is used for valuation purposes to account for the regular annual variations in cash flow due to the biannual election cycle and associated political advertising revenue. The following table summarizes the results of the analysis of the selected companies for the Local Media Group:

TEV / Pro Forma Adjusted Avg. CY2015E – CY 2016E EBITDA[1]

Gray Television, Inc.	7.4x

Media General, Inc.	7.7x

Nexstar Broadcasting Group, Inc.	8.6x

Sinclair Broadcast Group, Inc.	7.8x

Mean	7.9x

Median	7.7x

(1) EBITDA includes pro forma adjustments for recent acquisitions and/or divestitures occurring during the relevant period.

Moelis also reviewed, among other things, for the National Media Group, the TEV of the selected companies as a multiple of EBITDA as estimated for calendar years 2015 and 2016. Moelis believed that Time Inc. represented the best comparison to the National Media Group as Time Inc. is the only other large publicly traded pure-play publisher of magazines. The following table summarizes the results of the analysis of the selected companies for the National Media Group:

	TEV / Pro Forma Adjusted CY 2015E EBITDA[1]	TEV / Pro Forma Adjusted CY 2016E EBITDA[1]

Gannett Co., Inc.	5.6x	5.7x

News Corporation	6.3x	6.3x

Time Inc.[2]	6.8x	5.9x

Mean	6.3x	6.0x

Median	6.3x	5.9x

(1) EBITDA includes pro forma adjustments for recent acquisitions and/or divestitures occurring during the relevant period.

(2) EBITDA also adjusted for underfunded pension liability and pension benefit.

Based on the foregoing selected companies analysis and its professional judgment and experience, Moelis applied (i) a range of selected multiples derived from the selected companies of 7.5x to 9.0x to the 2-year average EBITDA as estimated for calendar years 2015 and 2016 for Meredith’s Local Media Group and (ii) a range of selected multiples derived from the selected companies of 6.5x to 7.5x to the EBITDA as estimated for calendar year 2015 for Meredith’s National Media Group. EBITDA for Meredith’s Local Media and National Media Groups included a pro rata allocation of corporate expenses based on average revenue mix as estimated for 2015 and 2016 and excluded stock-based compensation. This analysis indicated an implied per share reference range of approximately $36.00 to $45.50 per share of Meredith common stock and Meredith Class B stock, as compared to the $51.85 per share consideration.

Selected Precedent Transactions Analysis of Meredith

Given the different nature of the businesses in which Meredith participates, Moelis conducted a sum-of-the-parts selected precedent transactions analysis by separately reviewing financial information relating to selected transactions in the industries in which Meredith’s Local Media and National Media Groups operate. Specifically, Moelis reviewed certain publicly available financial information relating to selected transactions in the television broadcasting industry occurring during or after January 2010 and excluding single-station sales and in the publishing industry including majority stake transactions occurring after January 2010 with enterprise values over $100 million in which magazines were a significant portion of revenue. The following table indicates the transactions reviewed by Moelis with respect to each of these Groups:

Local Media Group		National Media Group
Target	Acquirer	Target	Acquirer

Sinclair Broadcast Group, Inc. (Tampa, FL; Col Spr., CO stations)	Media General, Inc.	Times Media Group Ltd. (68%)	Blackstar (Cyprus) Investors Ltd.

Media General, Inc / LIN Media LLC (Four stations)	Sinclair Broadcast Group, Inc.	American Media, Inc.	Chatham Asset Management / Omega Advisors, Inc.

LIN Media, LLC	Media General, Inc.	Axel Springer SE (certain papers & women’s magazines)	Funke Mediengruppe GmbH & Co. KGaA

Hoak Media, LLC	Gray Television, Inc.	Times Media Group Ltd. (fka Avusa Limited) (79%)	New Bond Capital Limited

Allbritton Communications Co.	Sinclair Broadcast Group, Inc.

Local TV Holdings, LLC	Tribune Company

Belo Corp.	Gannett Co., Inc.

Communications Corp. of America, Inc. (19 stations)	Nexstar Broadcasting Group, Inc.

Fisher Communications, Inc. (20 stations)	Sinclair Broadcast Group, Inc.

Barrington Broadcasting Group LLC (18 stations)	Sinclair Broadcast Group, Inc.

Newport Television LLC (12 stations)	Nexstar Broadcasting Group, Inc.

Freedom Communications, Inc. (Broadcast assets)	Sinclair Broadcast Group, Inc.

Financial data for the selected transactions was based on public filings, press releases and other publicly available information. Financial data for Meredith was based on financial forecasts and other information and data provided by Meredith management. Although none of the companies included in the selected transactions is directly comparable to Meredith and none of the transactions in the selected transactions analysis is directly comparable to the transaction, the companies and transactions were selected because they involved targets that, for purposes of analysis, were involved in the television broadcasting industry or the publishing industry, as applicable, and had certain operating characteristics that may be reasonably comparable to Meredith’s Local Media Group and National Media Group, as applicable.

Moelis reviewed, among other things, for the Local Media Group, the TEV of the target companies as a multiple, to the extent information was publicly available, of 2-year average EBITDA as reported in the press release for the applicable selected transaction, calculated based on the target companies’ prior two years EBITDA, or the average of the target companies’ current and most recent prior years EBITDA, or the average of the target companies’ one-year and two-year forward years EBITDA. Moelis also considered the following selected transactions for which multiples were not available: the acquisition of Journal Media Group, Inc. (broadcast operations) by The E.W. Scripps Company, the acquisition of London Broadcasting Company, Inc. (six stations) by Gannett Co., Inc., the acquisition of Granite Broadcasting Corp. (three stations) by Quincy Newspapers, the acquisition of Granite Broadcasting Corp. (Detroit, MI; Buffalo, NY stations) by The E.W. Scripps Company, the acquisition of Gannett Co., Inc. (Phoenix, AZ; St. Louis, MO stations) by Meredith, the acquisition of Cox Media Group, Inc. (four stations) by Sinclair Broadcast Group, Inc., the acquisition of Newport Television LLC (six stations) by Sinclair Broadcast Group, Inc., the acquisition of Newport Television LLC (four stations) by Cox Media Group, Inc., the acquisition of New Vision Television LLC by LIN TV Corp., the acquisition of McGraw-Hill Broadcasting Co., Inc. by The E.W. Scripps Company, and the acquisition of Four Points Media Group LLC by Sinclair Broadcast Group, Inc. The following table summarizes the results of the analysis of the selected transactions for the Local Media Group:

	TEV/ 2-Year Average EBITDA (Overall)	TEV/ 2-Year Average EBITDA (Transactions Approximately $1 billion and Over TEV)[1]

Maximum	12.4x	10.7x

Mean	9.3x	10.0x

Median	9.1x	9.4x

Minimum	7.7x	9.2x

(1)  Includes the acquisition of LIN Media by Media General, the acquisition of Allbritton Communications by Sinclair Broadcast Group, the acquisition of Local TV Holdings, LLC by Tribune Company and the acquisition of Belo Corp. by Gannett Co., Inc.

Moelis reviewed, among other things, for the National Media Group, the TEV of the target companies as a multiple, to the extent information was publicly available, of EBITDA for the most recently completed twelve-month period, or LTM. Moelis also considered the following selected transactions for which multiples were not available: the acquisition of Fairchild Fashion Media by Penske Media Corporation, the acquisition of Forbes Media LLC by Integrated Whale Media Investments and the acquisition of Lagardere SCA’s international magazines business by Hearst Corporation. The following table summarizes the results of the analysis of the selected transactions for the National Media Group:

TEV / LTM EBITDA

Maximum	9.7x

Mean	7.1x

Median	6.9x

Minimum	4.9x

Based on the foregoing precedent transactions analysis and its professional judgment and experience, Moelis applied (i) a range of selected multiples derived from the selected transactions of 9.0x to 11.0x to the 2-year average EBITDA as estimated for calendar years 2015 and 2016 for Meredith’s Local Media Group and (ii) a range of selected multiples derived from the selected transactions of 7.0x to 9.0x to the EBITDA for the twelve-month period ended June 30, 2015 for Meredith’s National Media Group. EBITDA for Meredith’s Local Media and National Media Groups included a pro rata allocation of corporate expenses based on average revenue mix as estimated for 2015 and 2016 and excluded stock-based compensation. This analysis indicated an implied per share reference range of approximately $43.50 to $58.00 per share of Meredith common stock and Meredith Class B stock, as compared to the $51.85 per share consideration.

Discounted Cash Flow Analysis of Meredith

Moelis performed a discounted cash flow analysis, which is referred to as the “DCF analysis,” of Meredith using financial forecasts and other information and data provided by Meredith’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Meredith. In performing the DCF analysis of Meredith, Moelis utilized a range of discount rates of 8.5% to 9.5% to calculate estimated present values of (i) Meredith’s estimated after-tax unlevered free cash flows for the periods ending December 31, 2016 through December 31, 2020, and (ii) a range of estimated terminal values derived by growing the average of the projected 2019 and 2020 unlevered after-tax free cash flows at an annual rate of 2.0% to 3.0% into perpetuity. This analysis indicated an implied per share reference range of approximately $42.00 to $60.50 per share of Meredith common stock and Meredith Class B stock, as compared to the $51.85 per share consideration.

Other

Financial Analyses of Media General

Selected Public Companies Analysis of Media General

Moelis reviewed financial and stock market information of the following selected pure-play public companies in the television broadcasting industry:

Gray Television, Inc.

Nexstar Broadcasting Group, Inc.

Sinclair Broadcast Group, Inc.

Financial data for the selected companies was based on Wall Street research analyst consensus forecasts, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions or other material corporate events occurring since the relevant period. Financial data for Media General was based on Wall Street research analyst consensus forecasts. Although none of the selected companies is directly comparable to Media General, the companies included were selected because they are companies that, for purposes of analysis, had certain operating characteristics that may be considered reasonably comparable to Media General.

Moelis reviewed, among other things, the TEV of the selected companies as a multiple of 2-year average EBITDA as estimated for calendar years 2015 and 2016. In line with TV Broadcast industry practice, two-year average EBITDA is used for valuation purposes to account for the regular annual variations in cash flow due to the biannual election cycle and associated political advertising revenue. The following table summarizes the results of the analysis of the selected companies:

TEV / Pro Forma Adjusted Avg. CY2015E – CY 2016E EBITDA[1]

Gray Television, Inc.	7.4x

Nexstar Broadcasting Group, Inc.	8.6x

Sinclair Broadcast Group, Inc.	7.8x

Mean	7.9x

Median	7.8x

(1) EBITDA includes pro forma adjustments for recent acquisitions and/or divestitures occurring during the relevant period.

Based on the foregoing selected companies analysis and its professional judgment and experience, Moelis applied a range of selected multiples derived from the selected companies of 7.5x to 9.0x to the 2-year average EBITDA as estimated for calendar years 2015 and 2016 for Media General. This analysis indicated an implied per share reference range of approximately $11.00 to $16.50 per share of Media General voting common stock, as compared to the $11.36 closing price of Media General voting common stock on September 3, 2015.

Selected Precedent Transactions Analysis of Media General

Based on the same precedent transactions selected for, and analysis conducted with respect to, Meredith’s Local Media Group described above and its professional judgment and experience, Moelis applied a range of selected multiples derived from the selected transactions of 9.0x to 11.0x to the 2-year average EBITDA as estimated for calendar years 2015 and 2016 for Media General. Financial data for Media General was based on Wall Street research analyst consensus forecasts. Although none of the companies included in the selected transactions is directly comparable to Media General and none of the transactions in the selected transactions analysis is directly comparable to the transaction, the companies and transactions were selected because they involved targets that, for purposes of analysis, had certain operating characteristics that may be reasonably comparable to Media General. This analysis indicated an implied per share reference range of approximately $16.50 to $23.50 per share of Media General voting common stock, as compared to the $11.36 closing price of Media General voting common stock on September 3, 2015.

Discounted Cash Flow Analysis of Media General

Moelis performed a DCF analysis of Media General using financial forecasts and other information and data provided by Media General’s management and confirmed by Meredith’s management with respect to fiscal years 2015-2017 and Meredith’s management with respect to fiscal years 2018-2020 to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Media General. In performing the DCF analysis of Media General, Moelis utilized a range of discount rates of 9.0% to 10.0% to calculate estimated present values of (i) Media General’s estimated after-tax unlevered free cash flows for the periods ending December 31, 2016 through December 31, 2020, and (ii) a range of estimated terminal values derived by growing the average of the projected 2019 and 2020 unlevered after-tax free cash flows at an annual rate of 2.25% to 3.25% into perpetuity. The DCF analysis included the use of Media General’s $634 million of available NOL’s as of December 31, 2014 and an estimated $56.3 million NOL usage in 2015. This analysis indicated an implied per share reference range of approximately $18.50 to $27.50 per share of Media General voting common stock, as compared to the $11.36 closing price of Media General voting common stock on September 3, 2015.

Other Information

Moelis also noted for the Meredith board of directors certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

●

the historical closing trading prices for Meredith common stock during certain periods ended September 3, 2015, which reflected the low and high stock prices of $39.40 per share to $57.22 per share for the one-year period ended September 3, 2015;

●

the historical closing trading prices for Media General voting common stock during certain periods ended September 3, 2015, which reflected the low and high stock prices of $10.88 per share to $18.00 per share for the one-year period ended September 3, 2015;

●

the relative share price performance for Meredith common stock compared to the average share price performance of selected television broadcasting companies, selected publishing companies and the S&P 500 during the twelve-month period ended September 3, 2015;

●

the relative share price performance for Media General voting common stock compared to the average share price performance of selected television broadcasting companies and the S&P 500 during the twelve-month period ended September 3, 2015;

●

share price targets for Meredith common stock in publicly available Wall Street research analysts’ reports published between July 30, 2015 and August 24, 2015, which indicated low and high stock price targets ranging from $47.00 per share to $55.00 per share;

●

share price targets for Media General voting common stock in publicly available Wall Street research analysts’ reports published between August 7, 2015 and August 18, 2015, which indicated low and high stock price targets ranging from $18.00 per share to $20.00 per share;

●

illustrative pro forma trading information applying a range of selected trading multiples derived from the Meredith and Media General selected companies analyses described above, which illustrated a range of potential hypothetical values of the Meredith merger consideration per share of Meredith common stock and Meredith Class B stock of $51.46 per share to $61.51 per share; and

●

a pro forma combined DCF analysis, using the financial forecasts and other information described in the summaries of the Meredith and Media General DCF analyses above and Expected Synergies and other pro forma effects, which illustrated a range of potential hypothetical values of the Meredith merger consideration per share of Meredith common stock and Meredith Class B stock of $56.81 per share to $88.01 per share.

Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not base its opinion solely on any one factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to Meredith, Media General or the transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Meredith, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Meredith merger consideration was determined through arms’ length negotiations between Meredith and Media General, and was approved by the Meredith board of directors. Moelis did not recommend any specific consideration to Meredith or the Meredith board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration in the transaction.

Moelis acted as financial advisor to the Meredith board of directors in connection with the transaction and will receive a fee for its services, currently expected to be $14 million in the aggregate, $2.5 million of which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein, $3 million of which is payable upon consummation of the divestitures contemplated by the merger agreement, and the remainder of which is contingent upon completion of the transaction. Moelis is eligible to receive up to $3 million of additional consideration upon consummation of the transaction. Meredith has also agreed to reimburse Moelis for direct and reasonable expenses Moelis has incurred in performing services arising out of its engagement. In addition, Meredith has agreed to indemnify Moelis for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Moelis’ affiliates, employees, officers and partners may at any time own securities of Meredith and Media General. Moelis has provided investment banking and other services to Meredith and Media General unrelated to the transaction and has received compensation for such services and in the future may provide such services to Meredith Media General and may receive compensation for such services. In the two years prior to the date of the opinion, Moelis has acted as advisor to Meredith in connection with the sale of a television station in 2014 and advisor to Media General in connection with the swap and sale of television stations to third parties, including Meredith, in 2014 and during such two-year period received aggregate fees from Meredith equal to $1.426 million and from Media General equal to $4 million. Additionally, Moelis disclosed to the Meredith board of directors that Diana Cantor, who is a member of the board of directors of Media General, is the wife of Eric Cantor, Vice Chairman of Moelis. Eric Cantor was not a member of the fairness opinion committee or deal team. Moelis is also engaged as the financial advisor to Meredith in connection with the divestitures contemplated by the merger agreement.

The Meredith board of directors selected Moelis as its financial advisor in connection with the transaction because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Media General Management’s Unaudited Prospective Financial Information

Media General does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance given, among other things, the uncertainty of the underlying assumptions and estimates. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Media General prepared certain financial projections for Media General on a stand-alone, pre-transaction basis, which we refer to as the “Media General Projections.”

In addition, Meredith’s management provided to Media General certain financial projections for Meredith on a stand-alone, pre-transaction basis, which we refer to as the “Meredith Projections.” The Meredith Projections are summarized under “The Transaction – Meredith Management’s Unaudited Prospective Financial Information” beginning on page [●]. As part of its evaluation of the transaction and based on the due diligence it conducted, Media General’s management adjusted the Meredith Projections, which projections, as so adjusted, we refer to as the “Adjusted Meredith Projections.” The Adjusted Meredith Projections included certain adjustments to the Meredith Projections which were made to account for Media General management’s views on Meredith’s revenue growth and cost structure.

Neither the Media General Projections nor the Adjusted Meredith Projections were prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or U.S. GAAP. However, in the view of Media General’s management, such projections were prepared on a reasonable basis, reflect the best then-available estimates and judgments, and present, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Media General and Meredith, as applicable, on a stand-alone basis. These projections are not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither Media General’s or Meredith’s independent registered public accounting firms, nor any other independent accountants have examined, compiled or performed any procedures with respect to the Media General Projections or the Adjusted Meredith Projections and, accordingly, no independent accountant expresses an opinion or any other form of assurance with respect to such projections or the achievability of the results reflected therein. Neither Media General’s or Meredith’s independent registered public accounting firm, nor any other independent accountant, assumes any responsibility for such projections and such accounting firms disclaim any association with such projections. The reports of Media General’s and Meredith’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Media General’s and Meredith’s historical financial information, respectively, and the reports of LIN Television’s and LIN Media’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to LIN Television’s and LIN Media’s historical financial information and no such report extends to the parties’ projections or should be read to do so.

Media General’s management provided the Media General Projections and the Adjusted Meredith Projections to Media General’s board of directors in the context of its evaluation of the potential transaction and to RBC Capital Markets for its use and reliance in connection with the preparation of its analyses and opinion summarized under “The Transaction – Opinion of Media General’s Financial Advisor” beginning on page [●]. Media General’s management also provided the Media General Projections to Meredith in connection with its due diligence of Media General in connection with Meredith’s evaluation of the transaction. A summary of the Media General Projections and the Adjusted Meredith Projections is included below in order to give shareholders access to certain non-public unaudited projections that were utilized by or provided to other parties, in connection with the transaction contemplated by the merger agreement. Media General cautions that these projections are subjective in many respects and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Media General nor any of its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any shareholder or any other person regarding the ultimate performance of Media General, Meredith or the combined company. In addition, Media General does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, except to the extent required by law. Furthermore, Media General does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The internal financial forecasts of Media General, which were used as a basis for preparing the Media General Projections, are inherently uncertain and, although considered reasonable by the management of Media General as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Although the projections were prepared with numerical specificity, such projections reflect numerous and varying assumptions made by the management of Media General, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Media General, Meredith and the combined company. The risk that these uncertainties and contingencies could cause the estimates or assumptions to fail to be reflective of actual results is further increased given the duration in the future over which these estimates and assumptions apply. The estimates and assumptions in early periods have a compounding effect on the projections shown for later periods. Thus, any failure of an estimate or assumption to be reflective of actual results in an early period would have a greater effect on projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in the “Cautionary Note Regarding Forward-Looking Statements” beginning on page [●] and the “Risk Factors” beginning on page [●]. These projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Media General cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projections set forth below were based will be realized or that the prospective results are necessarily indicative of the future performance of Media General, Meredith or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the Media General Projections or the Adjusted Meredith Projections in this joint proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the Media General Projections or the Adjusted Meredith Projections will be achieved.

In preparing the Media General Projections, Media General’s management made numerous assumptions about Media General’s industry, markets and products and its ability to execute on its business plan. In particular, Media General’s management made assumptions that included, but were not limited to, the following items:

●	The total local, national and political advertising revenue in each of Media General’s markets;

●	The share of local, national and political market revenue for each Media General station;

●	The total digital advertising revenue for each of Media General’s digital subsidiaries;

●	The amount of retransmission consent fee revenue for each Media General station based on the number of subscribers by MVPD expected each year and the retransmission rates per subscriber;

●	The amount of reverse retransmission fee expense for each Media General station based on the number of subscribers per affiliate and Media General’s expected retransmission consent fee revenue;

●

The amount of operating expenses for each Media General station, including, but not limited to, programming and production costs, selling and promotion expense, general and administrative expenses, news production expenses and technical expenses;

●	The estimated financial impact of potential regulatory changes; and

●	The amount of corporate expenses and capital expenditures.

Summary of Media General Projections

	2015F	2016E	2017E	2018E	2019E
	(dollars in millions)
Net Revenue	$1,330	$1,642	$1,601	$1,829	$1,856
Broadcast Cash Flow (1)	405	625	514	644	590

(1)	“Broadcast Cash Flow” is defined as earnings before interest, taxes, depreciation, and amortization, plus corporate overhead.

	2015E (6 mos.)	2016E	2017E	2018E	2019E
	(dollars in millions)
Adjusted EBITDA(1)	$215	$589	$477	$606	$550
Unlevered Free Cash Flow (2)	134	353	312	397	364

(1)	“Adjusted EBITDA” is defined as Broadcast Cash Flow less corporate overhead.

(2)

“Unlevered Free Cash Flow” is defined as Adjusted EBITDA, minus stock-based compensation (treated as a cash expense) and tax deductible depreciation and amortization, minus cash taxes, plus or minus changes in net working capital, minus capital expenditures, minus earn-out payments and minus pension contributions.

Broadcast Cash Flow, Adjusted EBITDA and Unlevered Free Cash Flow, as presented above, are each a non-GAAP financial measure. This information was prepared by Media General’s management for internal purposes and in connection with the process leading up to entering into the merger agreement. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

Summary of Adjusted Meredith Projections

	2015E	2016E	2017E	2018E	2019E
	(dollars in millions)
Net Revenue	$1,641	$1,691	$1,690	$1,769	$1,755

National Media Projections

	2015E (6 mos.)	2016E	2017E	2018E	2019E
	(dollars in millions)
Adjusted EBITDA (1) – National Media	$78	$162	$157	$158	$159
Unlevered Free Cash Flow (2) – National Media (without synergies)	15	36	65	58	67
Unlevered Free Cash Flow (2) – National Media (with synergies)	15	27	73	66	75

Local Media Projections

	2015E (6 mos.)	2016E	2017E	2018E	2019E
	(dollars in millions)
Adjusted EBITDA (1) – Local Media	$89	$227	$209	$263	$218
Unlevered Free Cash Flow (2) – Local Media (without synergies)	52	125	115	149	120
Unlevered Free Cash Flow (2) – Local Media (with synergies)	52	145	150	191	166

(1)	“Adjusted EBITDA” is defined as EBITDA as adjusted for severance costs, acquisition and disposal costs and other write downs and accruals.

(2)

“Unlevered Free Cash Flow” is defined as Adjusted EBITDA, minus allocated corporate expenses and stock-based compensation (treated as a cash expense), minus taxes, plus or minus changes in net working capital and minus capital expenditures.

Adjusted EBITDA and Unlevered Free Cash Flow, as presented above, are each a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

***

MEDIA GENERAL HAS NOT UPDATED OR REVISED, NOR DOES IT INTEND TO UPDATE OR REVISE, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, EXCEPT TO THE EXTENT REQUIRED BY LAW.

Meredith Management’s Unaudited Prospective Financial Information

Nature of the Financial Projections

Meredith does not, as a matter of course, publicly release long-term projections regarding its expectations of future financial performance due to, among other things, the uncertainty of the underlying assumptions and estimates. Meredith’s management provided these non-public projections relating to Meredith to its board of directors in the context of its evaluation of the potential transaction, and to Moelis in connection with the preparation of its opinion. A summary of these projections is included below in order to give shareholders access to certain non-public unaudited projections that were utilized in connection with the process leading up to entering into the merger agreement. The accompanying prospective financial information represents Meredith’s unaudited prospective financial projections and is based on estimates and assumptions made by management in the third calendar quarter of 2015 and speak only as of that time. Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the prospective financial information was prepared. Meredith cautions that these projections are subjective in many respects and uncertainties are inherent in prospective financial information of any kind. There can be no assurance that the prospective results will be realized or that the actual results will not be significantly higher or lower than estimated. Actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the transaction is completed. Neither Meredith nor any of its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation or can give any assurance to any shareholder or any other person regarding the ultimate performance of Meredith, Media General or the combined company in relation to the information set forth below. In addition, Meredith does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing or arising since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Meredith does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or U.S. GAAP. However, in the view of Meredith’s management, the prospective financial information was prepared on a reasonable basis, reflects the best then-available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Meredith.

Neither Media General’s or Meredith’s independent registered public accounting firms, nor any other independent accountants have examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, no independent accountant expresses an opinion or any other form of assurance with respect to such information or the achievability of the results reflected therein. Neither Media General’s or Meredith’s independent registered public accounting firm, nor any other independent accountant, assumes any responsibility for such information and such accounting firms disclaim any association with such projections. The reports of Media General’s and Meredith’s independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Media General’s and Meredith’s historical financial information, respectively, and no such report extends to the parties’ projections or should be read to do so.

Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market, regulatory and financial conditions, and other matters such as those referenced in the “Cautionary Note Regarding Forward-Looking Statements” of this joint proxy statement/prospectus beginning on page [●] and the “Risk Factors” in this joint proxy statement/prospectus beginning on page [●]. These financial projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Meredith cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projected financial information set forth below was based will be realized or that the prospective results are necessarily indicative of the actual future performance of Meredith or that actual results will not differ materially from those presented in the prospective financial information.

Summary of Certain Financial Projections Reviewed by the Meredith Board of Directors and Meredith’s Financial Advisor

As part of its evaluation of the transaction, Meredith’s management prepared certain financial projections regarding Meredith’s future operations for calendar years 2016 through 2020, which we refer to as the “Meredith Projections,” that were provided to the Meredith board of directors in connection with its review of the transaction and to Moelis in connection with the preparation of its opinion summarized under “The Transaction – Opinion of Meredith’s Financial Advisor”. These projections are summarized in the following table:

Meredith Projections
($ in millions)	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E
Local Media Group Revenue	$599.7	$603.3	$690.0	$683.1	$770.0
National Media Group Revenue	1,130.3	1,133.2	1,138.9	1,144.6	1,150.3
Consolidated Revenue	$1,730.1	$1,736.4	$1,828.9	$1,827.7	$1,920.3
Local Media Group EBITDA	$233.1	$206.7	$269.1	$235.7	$300.3
National Media Group EBITDA	166.2	165.2	167.4	168.2	169.1
Corporate EBITDA	(45.6)	(46.8)	(47.7)	(48.7)	(49.6)
Consolidated EBITDA	$353.7	$325.1	$388.8	$355.3	$419.8
Consolidated EBITDA (excluding stock-based compensation expenses)	$365.7	$337.1	$400.8	$367.3	$431.8

“Consolidated EBITDA,” a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization and except as indicated, EBITDA includes share-based compensation expense. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. Meredith believes that there is a degree of volatility with respect to certain GAAP measures and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Meredith from providing accurate forecasted non-GAAP reconciliations.

In preparing or approving the Meredith Projections, Meredith’s management made numerous assumptions about Meredith’s industries, markets and products and its ability to execute on its business plan. In particular, Meredith’s management made assumptions that included, but were not limited to, the items set forth below.

●	The plan reflects Meredith’s business as of the third calendar quarter of 2015.

●	The plan assumes that the U.S. economy grows at about two percent annually and that inflation remains at or near current levels.

●

The plan assumes no significant changes in the broadcast industry in regards to federal regulations, relationships with broadcast networks, or relationships with cable and satellite television system operators.

●	Revenue assumptions were based on a review of projections by industry analysts, Meredith’s historical experience, internal analysis, and Meredith’s management’s insights.

●	Expense assumptions were based on expenses being tightly controlled with minimal annual increases.

●	For the National Media Group, Meredith’s management also assumed:

●	Print advertising revenues declining in the mid-single digits annually through mid-calendar 2018.

●	Digital advertising revenues increasing in the low double digits annually through mid-calendar 2018.

●	Paper and postage rates increasing in the low single digits annually through mid-calendar 2018.

●	Operating margins in calendar 2018 through calendar 2020 remaining approximately the same as in calendar 2017.

●	For the Local Media Group, Meredith’s management also assumed:

●	Non-political advertising revenues increasing in the low single digits annually through calendar 2020.

●	Political advertising revenues following the historical cyclical pattern increasing in the high single to low double digits compared to results two years prior.

●	Increases in retransmission revenues and network affiliation fees based on contract terms and assumed renewal of agreements.

●	Operating margins in calendar 2018 and calendar 2020 approximately the same as in calendar 2016 and operating margin in calendar 2019 approximately the same as in calendar 2017.

Summary of Additional Financial Projections Reviewed by the Meredith Board of Directors and Meredith’s Financial Advisor

In addition, Media General’s management provided certain unaudited financial projections of Media General on a standalone basis to Meredith’s management for calendar years 2016 through 2017 (which are summarized under “The Transaction – Media General Management’s Unaudited Prospective Financial Information” beginning on page [●] and referred to as the “Media General Projections”), which financial projections were confirmed by Meredith’s management as part of its evaluation of the transaction and provided to the Meredith board of directors for use in its evaluation of the transaction and, in connection therewith, also provided to Moelis in connection with the preparation of its opinion. As part of its evaluation of the transaction and based on the due diligence it conducted, Meredith’s management prepared its own financial projections for Media General for calendar years 2018 through 2020, which we refer to as the “Adjusted Media General Projections.” The Adjusted Media General Projections were provided to the Meredith board of directors for use in its evaluation of the transaction and, in connection therewith, also provided to Moelis in connection with the preparation of its opinion. The following table represents a summary of the Adjusted Media General Projections:

Adjusted Media General Projections
($ in millions)	CY2016E	CY2017E	CY2018E	CY2019E	CY2020E
Consolidated Revenue	$1,642.1	$1,601.4	$1,831.6	$1,813.3	$2,044.0
Consolidated EBITDA	592.3	466.9	649.4	534.0	725.8
Consolidated EBITDA (excluding stock-based compensation expenses)	602.3	476.9	659.4	544.0	735.8

“Consolidated EBITDA,” a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization and except as indicated, EBITDA includes share-based compensation expense. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. Meredith believes that there is a degree of volatility with respect to certain GAAP measures and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Meredith from providing accurate forecasted non-GAAP reconciliations.

Meredith’s management also prepared projections of unlevered free cash flow for Media General on a standalone basis, for calendar years 2016 through 2020, which projections for calendar years 2016 and 2017 were based on the Media General Projections, and which were provided to the Meredith board of directors for use in its evaluation of the transaction and to Moelis in connection with the preparation of its opinion. Meredith’s management also prepared projections of unlevered free cash flow for Meredith on a standalone basis, and provided these projections to the Meredith board of directors in connection with its review of the transaction and to Moelis in connection with the preparation of its opinion. The following table represents a summary of Meredith management’s unlevered free cash flow projections:

Unlevered Free Cash Flow (1)
($ in millions)	2016E	2017E	2018E	2019E	2020E
Meredith	$205.4	$186.5	$171.2	$208.8	$250.8
Media General	493.3	381.0	422.0	325.6	458.7

(1) “Unlevered Free Cash Flow” is defined as Consolidated EBITDA minus cash taxes, minus capital expenditures, plus or minus changes in working capital and minus certain other one-time cash expenses, as applicable. “Consolidated EBITDA”, a non-GAAP measure, is defined as earnings before interest, taxes, depreciation and amortization. For purposes of calculating universal free cash flow, EBITDA excludes share-based compensation expense that would be included in operating expenses under GAAP. Due to the forward-looking nature of the financial projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available. Meredith believes that there is a degree of volatility with respect to certain GAAP measures and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Meredith from providing accurate forecasted non-GAAP reconciliations.

Meredith’s management also prepared estimates of operating synergies that Meredith Media General would realize following consummation of the transaction. Meredith’s management, with input from Media General’s management, estimated that total operating synergies would be approximately $80 million annually within the first two years after the consummation of the transaction, and provided this estimate to the Meredith board of directors in connection with its review of the transaction and to Moelis in connection with the preparation of its opinion. These synergies are referred as “Expected Synergies” under “The Transaction – Opinion of Meredith’s Financial Advisor” beginning on page [●].

See “Risk Factors – Meredith Media General may not achieve all of the synergies and cost savings that are expected to be obtained from its acquisitions.” beginning on page [●] for further information regarding the uncertainties associated with realizing synergies in connection with the transaction.

Interests of Media General’s Directors and Officers in the Transaction

Potential Payments in Connection with Certain Terminations of Employment

Media General is party to an employment agreement with each of its named executive officers. During 2013, Media General entered into an employment agreement with each of Mr. Carington. Mrs. McDermott and Mr. Woodward, which became effective on November 12, 2013. During 2014, Media General entered into an employment agreement with Mr. Sadusky which became effective on December 19, 2014. During 2015, Media General entered into an amended and restated employment agreement with Mr. Woodward, which became effective on August 6, 2015, and into an employment agreement with Mr. Mulvaney, which became effective on November 4, 2015. Pursuant to their employment agreements, in the event a named executive officer is terminated during the employment term by Media General other than for cause or disability, or by the officer for good reason, referred to as a “qualifying termination,” the officer will be entitled to severance and benefits consisting of:

●

1.5 times (one time for Mr. Sadusky, two times for Mr. Woodward) the sum of his or her base salary at the rate in effect immediately prior to termination plus the target annual incentive opportunity for the year of such termination (and in Mr. Sadusky’s case the annual incentive amount for the prior fiscal year), referred to as the “severance payment”;

●	For all named executive officers other than Mr. Mulvaney, an amount equal to the target annual incentive opportunity for the year of such termination, pro-rated through the date of termination;

●	Continuation of medical, dental, disability, and life insurance benefits for 12 months (18 months for Mr. Woodward) following the termination date;

●	Accelerated vesting of any equity or equity-based compensation held by Messrs. Carington, and Woodward and Mrs. McDermott as of the termination date; and

●	For Messrs. Woodward and Mulvaney only, outplacement services.

In addition, Mr. Woodward’s agreement provides that Media General may, upon delivery of notice of termination for any reason other than for cause, elect to extend Mr. Woodward’s employment for a period of six months in a non-officer position, during which period, (x) the terms of Mr. Woodward’s employment agreement shall continue to apply (other than the provision specifying his officer title) and (y) either Media General or Mr. Woodward may terminate Mr. Woodward’s employment prior to the end of the six-month extension period with 30 days’ notice. If the Company does not elect to extend Mr. Woodward’s employment in accordance with the foregoing, or Mr. Woodward elects to terminate his employment prior to the end of the six-month extension period, he shall be entitled to a lump sum payment equal to the base salary that would have been paid had he remained employed through the end of the extension period.

The agreements for Messrs. Sadusky, Carington, and Mrs. McDermott provide for increased severance payments in the event that a qualifying termination occurs in connection with a “change in control” (as such term is defined in the agreements) of Media General. The transaction contemplated by the merger agreement will not constitute a change in control under the agreements.

The employment agreements also provide that following the termination of the named executive officer’s employment for any reason during the employment term, he or she will be bound by noncompete and nonsolicitation covenants for a period of 12 months (6 months for Mr. Mulvaney’s noncompetition covenant) following such termination.

The table below sets forth an estimate of the total payments and benefits the named executive officers of Media General would be entitled to receive pursuant to their employment agreements in the event that their qualifying termination occurred on the closing date of the transaction, which solely for this purpose was assumed to be December 31, 2015. All of the payments set forth below are subject to the named executive officer’s termination of employment and would not be made solely due to the occurrence of the transaction. In connection with the completion of the transaction, Mr. Sadusky’s and Mr. Woodward’s employment will be terminated, and therefore, they will become entitled to their respective payments and benefits as set forth below as a result of such termination.

Name	Cash (1) ($)	Equity (2) ($)	Benefits (3) ($)	Outplacement Services (4)	Total ($)
Vincent L. Sadusky	2,782,000	-	12,000	-	2,794,000
James F. Woodward	1,925,000	638,619	18,000	25,000	2,606,619
Deborah A. McDermott	1,509,375	738,655	12,000		2,260,030
Andrew C. Carington	960,000	379,564	12,000		1,351,564
Timothy J. Mulvaney	544,500	61,563	12,000	10,000	628,063

(1)

These cash amounts represent the severance payment the executive would be entitled to receive upon a qualifying termination. Mr. Sadusky is entitled to (i) the sum of his base salary ($900,000) and his annual incentive opportunity ($757,500) and (ii) his pro-rated target annual incentive opportunity ($1,125,000).  Mr. Woodward would be entitled to (i) 2 times the sum of his base salary ($500,000) and target annual incentive opportunity ($225,000);(ii) his pro-rated target annual incentive opportunity ($225,000) and (iii) his base salary payable through the end of the six-month extension period of his employment term (in his capacity as a non-officer) ($250,000). Mrs. McDermott would be entitled to (i) 1.5 times the sum of her base salary ($575,000) and her target annual incentive award ($258,750) and (ii) her pro-rated target annual incentive award ($258,750). Mr. Carington is entitled to (i) 1.5 times the sum of his salary ($400,000) and his target annual incentive opportunity ($144,000) and (ii) his pro-rated target annual incentive opportunity ($144,000). Mr. Mulvaney is entitled to 1.5 times the sum of his base salary ($269,000) and his target annual incentive opportunity ($94,000).

(2)

Upon a qualifying termination, Messrs. Woodward and Carington would vest in their unvested performance accelerated restricted stock, which we refer to as “PARS,” stock options and restricted stock units, which we refer to as “RSUs,” and Mrs. McDermott and Mr. Mulvaney would vest in their unvested RSUs. To the extent applicable, the value above represents the sum of (i) the number of PARS or RSUs (as applicable) that would vest upon a qualifying termination multiplied by $10.30, the average closing market price of Media General Voting Common Stock on the NYSE over the first five business days following the first public announcement of the transaction on September 8, 2015 and (ii) the difference between $10.30 and the exercise price of the options that would become vested upon a qualifying termination. The estimated amounts attributable to each component are as follows: Mr. Woodward ($298,642 attributable to PARS, $32,201 attributable to options and $307,776 attributable to RSUs; Mrs. McDermott ($738,655 attributable to RSUs); Mr. Carington ($85,473 attributable to PARS, $17,106 attributable to options and $276,985 attributable to RSUs); and Mr. Mulvaney ($61,563 attributable to RSUs).

(3)

The benefits represents the estimated value of the continuation on the same terms of the medical, dental, disability, and life insurance benefits for the named executives for a period of 12 months following employment (18 months following employment for Mr. Woodward).

(4)

For Mr. Woodward, this amount represents his entitlement upon a qualifying termination of payment or reimbursement of a maximum of $25,000 in respect of the costs, fees and expenses of outplacement assistance services. For Mr. Mulvaney, this amount represents an estimate of this entitlement upon a qualifying termination to three months of outplacement services.

Mulvaney Retention Agreement

Media General entered into a retention agreement with Mr. Mulvaney on November 2, 2015, which provides that subject to Mr. Mulvaney’s continued employment with Media General through the closing of the transaction, he will be entitled to payment of a retention bonus in an amount equal to six months’ base salary, payable in a lump sum within 30 days following the closing of the transaction. In the event Mr. Mulvaney’s employment is terminated prior to the closing of the transaction, he will not be entitled to the retention payment, provided, however, that if his employment is terminated by Media General without cause (as defined in the retention agreement) prior to the closing of the transaction, he will remain entitled to payment of the retention payment following the closing of the transaction.

Interests of Meredith’s Directors and Officers in the Transaction

When considering the recommendation of the Meredith board of directors with respect to the merger agreement and the transaction, you should be aware that certain of Meredith’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of Meredith’s shareholders more generally. These interests may present such executive officers and directors with actual or potential conflicts of interest. The Meredith board of directors was aware of these interests during its deliberations on the merits of the transaction and in deciding to recommend that the Meredith shareholders vote for the Meredith merger proposal, Meredith compensation proposal and the Meredith adjournment proposal. Specifically, the Meredith shareholders should be aware of the interests of Meredith’s executive officers and directors described below.

Incentive Plans

Meredith Media General will assume all obligations under each of the Meredith Incentive Plans. The Meredith Incentive Plans include the Meredith Corporation 2014 Stock Incentive Plan, the Amended and Restated Meredith Corporation 2004 Stock Incentive Plan, and the Meredith Corporation Plan for Non-Employee Directors. Each option to purchase Meredith common stock will become an option to purchase shares of Meredith Media General voting common stock, on the same terms and conditions as such option immediately prior to the effective time of the Meredith Merger (including applicable exercise and expiration provisions, but taking into account any acceleration of vesting provided under the terms of such options), except that (i) the number of shares of Meredith Media General voting common stock subject to conversion from options to purchase Meredith common stock will equal the product of the number of shares of Meredith common stock that were subject to such options immediately prior to the effective time of the Meredith Merger multiplied by (a) 1.5214 plus (b) $34.57 divided by the average of the daily volume weighted average price of a share of Media General voting common stock on the NYSE over the 20 consecutive days immediately prior to the date that is three business days prior to the date of the closing of the merger, which multiple we refer to as the “Meredith Equity Award Ratio”), with the result rounded down to the nearest whole number, and (ii) the per share exercise price of each option to purchase Meredith Media General voting common stock will be equal to the quotient determined by dividing the exercise price per share at which such option was exercisable immediately prior to effective time of the Meredith Merger by the Meredith Equity Award Ratio, with the result rounded up to the nearest whole cent. In addition, each restricted share of Meredith and other awards or benefits measured by the value of a number of shares of Meredith common stock (including restricted stock units and deferred stock units) outstanding immediately prior to the Meredith Merger that vest as of the effective time of the Meredith Merger will so vest and entitle the holder to receive the Meredith merger consideration, plus any accrued but unpaid dividends with respect to the shares subject to such awards, and each such award which does not vest in accordance with its terms will become an award with respect to Meredith Media General common stock, on the same terms and conditions as applied immediately prior to the Meredith Merger, multiplied by the Meredith Equity Award Ratio, with the result rounded down to the nearest whole number, to determine the number of shares of Meredith Media General to be subject to such awards.

Ownership of Meredith Common Stock and Meredith Class B Stock by Certain Directors and Officers

As of [●], the record date for the special meeting of Meredith’s shareholders, Meredith’s directors and executive officers beneficially owned shares of Meredith common stock and Meredith Class B stock entitled to, in the aggregate, approximately [●] votes, or approximately [●] of the total combined voting power of the Meredith common stock and Meredith Class B stock outstanding on that date.

The shares of Meredith common stock and Meredith Class B stock owned by Meredith’s directors and executive officers will be converted into the right to receive the cash consideration and shares of New Holdco voting common stock in the same manner and proportion as all other Meredith shareholders.

Indemnification of Executive Officers and Directors of Meredith

The merger agreement provides for indemnification and advancement of expenses in favor of the current and former directors and executive officers of Meredith and its subsidiaries with respect to matters existing or occurring at or prior to the completion of the transaction.

Change in Control Agreements with Named Executive Officers

Meredith entered into CIC Agreements in 2008 with each of Messrs. Lacy, Ceryanec, Harty, Karpowicz and Zieser. The CIC Agreements provide for payments and other benefits if the executive officer is terminated within two years following a Change in Control of Meredith for any reason other than disability, mandatory retirement, “Cause” or voluntary termination other than for “Good Reason” (as such terms are defined in the CIC Agreements). The Meredith Merger will constitute a Change in Control under the CIC Agreements. However, each Meredith named executive officer is expected to be an executive officer of the combined company. Meredith Media General will assume all obligations under each of the CIC Agreements.

If a named executive officer’s employment is terminated prior to the date a Change in Control occurs, and if there is a reasonable basis that such termination (i) was at the request of a third party that has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control, then such termination shall be treated as a termination following a Change in Control.

Upon the named executive officer’s termination after a Change in Control, Meredith is obligated to pay the executive a lump sum equal to the sum of (1) three times the sum of (i) the executive’s annual base salary and (ii) the higher of (x) his target annual incentive compensation for the year in with the termination occurs or (y) the highest annual incentive compensation paid in the three fiscal years that precede the year in which the Change in Control occurs, (2) his annual base salary through the date of termination and any previously earned and due annual incentive payments (to the extent not already paid), (3) any accrued vacation pay, (4) any compensation previously deferred, and (5) his then current target annual incentive bonus pro-rated for the year of termination.

The CIC Agreements provide an additional three years of age and service to be added (without affecting the life expectancy) in calculating each executive’s pension and supplemental retirement benefits in the event of the executive’s termination after a Change in Control. The CIC Agreements also provide for an additional payment to the executive equal to 3 times the matching contribution to the Meredith 401(k) program for the year prior to the year of the Change in Control.

In addition, the CIC Agreements provide that, to the extent permitted by law, the executive and his eligible dependents shall continue to be covered by all services, programs and perquisites, and insurance plans or programs in effect immediately prior to the Change in Control, for a period of 36 months following termination of employment. These benefits include continuation of medical and dental insurance, continuation of group and executive supplemental life and split-dollar life insurance, continuation of short and long-term disability insurance, continuation of professional fee reimbursements, and continuation of club dues and auto allowances. Following the end of the 36 month period, the executive will be eligible for continued health coverage under COBRA as if the executive’s employment had terminated at the end of the 36 month period. In addition, the executive will be credited with an additional three years of age and service for purposes of determining eligibility for post-retirement welfare benefits (including medical, dental and life). All restricted stock and stock options shall vest immediately and all performance awards shall be paid or delivered as if the performance goals had been fully achieved. The CIC Agreements also provide for payment of certain gross-ups to cover any excise taxes related to payments received as a result of the Change in Control.

The payment of these benefits is not contingent upon the execution of a general release in favor of Meredith and its subsidiaries. The CIC Agreements do not include non-compete, non-solicit, non-disparagement or confidentiality provisions. The executive is under no obligation to seek other employment nor shall any compensation earned by the executive reduce the amount of any payment provided for under the CIC Agreements. The CIC Agreements are discussed in greater detail in the section titled “Meredith Proposals – Severance Payments and Benefits” beginning on page [●].

Meredith Corporation Deferred Compensation Plan

The executives participate in the Meredith Corporation Deferred Compensation Plan, which we refer to as the “DCP.” Upon a Change in Control (as such term is defined in the DCP), the balance credited to the executive’s account becomes distributable to him in a lump sum payment. In the absence of a Change in Control, the executive’s benefits are distributable in accordance with the elections made by the executive at the time of deferral. The Meredith Merger will constitute a Change in Control under the DCP and all amounts previously deferred will be distributed to the executives in a single lump sum payment upon consummation of the Meredith Merger.

Accounting Treatment of the Transaction

The Meredith Merger will be accounted for using the acquisition method of accounting in accordance with ASC 805. Media General’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Meredith Merger and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will acquire Meredith for financial accounting purposes. Accordingly, Media General’s cost to acquire Meredith has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is preliminary and is dependent upon estimates of certain valuations that are subject to change. In addition, the final purchase price of Media General’s acquisition of Meredith will not be known until the date of closing of the Meredith Merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

Listing of New Holdco Voting Common Stock

Media General has agreed to use its reasonable best efforts to cause the New Holdco voting common stock to be listed on the NYSE, subject to official notice of issuance. It is expected that, following the completion of the transaction, the New Holdco voting common stock will trade on the NYSE under the ticker symbol, “[●].”

Delisting and Deregistration of Common Stock

Media General’s voting common stock is listed and trades on the NYSE under the symbol “MEG.” Meredith’s common stock is listed and trades on the NYSE under the symbol “MDP.” If the transaction is completed, Meredith’s common stock will be delisted from the NYSE and deregistered under the Exchange Act and will cease to be publicly traded. Meredith Class B stock is not listed or publicly traded but is registered under the Exchange Act. Following the completion of the transaction, Meredith Class B stock will be deregistered under the Exchange Act. In addition, Media General’s common stock will be deregistered under the Exchange Act.

Resale of Meredith Media General Common Stock

All shares of Meredith Media General common stock received by shareholders in connection with either the Media General Merger or the Meredith Merger will be freely tradable for purposes of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” except for shares of Meredith Media General common stock received by any person who is deemed an affiliate of Meredith Media General at the time of the completion of the transaction. Shares of Meredith Media General common stock held by an affiliate of Meredith Media General may be resold or otherwise transferred without registration in compliance with the volume limitations, manner of sale requirements, notice requirements and other requirements under Rule 144 or as otherwise permitted under the Securities Act. This joint proxy statement/prospectus does not cover resales of shares of Meredith Media General common stock received upon completion of the mergers by any person who is deemed an affiliate of Media General or Meredith, and no person is authorized to make any use of this document in connection with any resale.

Regulatory Approvals

Antitrust Authorities. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission, which we refer to as the “FTC,” certain acquisition transactions may not be consummated, nor may the acquiring party begin to direct the operations of the acquired company, until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division and certain waiting period requirements have been observed. These requirements apply to the Meredith Merger.

Under the HSR Act, the Meredith Merger may not be completed until the expiration or earlier termination of a thirty-calendar day waiting period, which began when Media General and Meredith filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, which we refer to collectively as the “Antitrust Agencies.” Pursuant to the terms of the merger agreement, Media General and Meredith filed the Notification and Report Forms on September 21, 2015. On October 21, 2015, the Antitrust Division issued a Second Request. The issuance of a Second Request extends the thirty-calendar day waiting period until thirty calendar days after Meredith and Media General certify substantial compliance with the Second Request or until the Antitrust Division terminates the waiting period.

At any time before or after the completion of the transaction, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Meredith Merger, seeking to unwind the Meredith Merger or seeking the divestiture of substantial assets of Media General or Meredith (or their respective subsidiaries). To address potential antitrust concerns with the Meredith Merger and comply with FCC rules, Meredith and Media General have proposed to swap or otherwise divest a broadcast television station in each of the six DMAs where both parties own full power broadcast stations, which we refer to as the “Overlap Markets.” The Overlap Markets are (i) Portland, Oregon; (ii) Nashville, Tennessee; (iii) Hartford-New Haven, Connecticut; (iv) Greenville-Spartanburg, South Carolina and Asheville, North Carolina; (v) Mobile, Alabama and Pensacola, Florida; and (vi) Springfield-Holyoke, Massachusetts. Any divestitures in the Overlap Markets would be subject to approval by the Antitrust Division and the FCC.

In connection with the LIN merger, Media General sold WALA-TV in Mobile, Alabama-Pensacola, Florida to Meredith on December 19, 2014. To comply with the restrictions in the final judgment entered by the United States District Court for the District of Columbia in the matter of United States v. Media General, Inc. and LIN Media, LLC, in case no. 14-cv-1823, dated January 13, 2015, either Meredith shall divest WALA-TV in the Mobile, Alabama-Pensacola, Florida DMA to a person not party to the merger agreement, such that the completion of the mergers will not involve the acquisition by Media General of any part of WALA-TV, or the restrictions set forth in the final judgment relating to Media General’s reacquisition of WALA-TV shall have ceased to be in effect.

State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances.

Federal Communications Commission. Under U.S. federal communications laws, Media General and Meredith may not complete the Meredith Merger unless they have first obtained the FCC’s consent. FCC consent is sought through the filing of transfer of control applications with the FCC, which are subject to public comment and objections from third parties. The applications for FCC consent to the transaction were filed on September 23, 2015.

The applications for consent to transfer the Meredith broadcast licenses to Meredith Media General involve a change of more than 50% of the voting rights representing ultimate control of Meredith and its broadcast subsidiaries and thus will constitute a “substantial” change in ownership or control of the Meredith licensees within the meaning of the FCC’s rules. Accordingly, the FCC must provide public notice for a period of 30 days prior to acting on the applications. During that period, interested parties, including members of the public, may file informal objections to the applications or petitions to deny the applications. The filing of a petition to deny a transfer application or an informal objection could delay FCC processing of the applications. The deadline for filing petitions to deny applications was October 28, 2015, and no such petitions were filed.

The applications for consent to the transfer of the Media General broadcast licenses to Meredith Media General involve a change of less than 50% of the voting rights representing ultimate control of the Media General broadcast licensee subsidiaries and thus will constitute a “pro forma” rather than a “substantial” change in ownership or control. Pro forma applications are not subject to statutory requirements for the provision of thirty days’ public notice prior to FCC action or the thirty-day petition to deny procedure. Applications for both “substantial” and “pro forma” changes in the ownership and control of a broadcast licensee nevertheless are subject to informal objections that may be filed any time until the FCC acts on the application. There can be no assurance that an informal objection against the transaction on antitrust, FCC or other regulatory grounds will not be made or, if such a challenge is made, the result of such challenge. If the FCC grants a transfer application, interested parties have 30 days from public notice of the grant to seek reconsideration of the FCC’s action. If the FCC’s Media Bureau acts on the application, which is the usual case, the FCC has 40 days from the date of public notice of the grant to set aside the action on its own motion.

In determining whether to approve the transfer of control of a television broadcast licensee, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and those persons holding significant voting or positional interests in the licensee or in the entities controlling the licensee, the Communications Act’s limitations on foreign ownership and control of broadcast licensees, and compliance with FCC rules and regulations. The timing or outcome of the FCC approval process cannot be predicted.

Media General and Meredith have each agreed to use reasonable best efforts to obtain as promptly as practicable any necessary consent, approval, waiver and authorization of any governmental entity in connection with the transaction. For a further description, see “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page [●].

Financing of the Transaction

Media General estimates that the total amount of funds necessary to complete the transaction is approximately $2.8 billion. Media General expects to use a combination of one or more of the following: (i) the proceeds of the debt commitment described below, (ii) net proceeds of senior unsecured notes and/or (iii) available cash, to complete the transaction. The receipt of such financing by Media General is not a condition to the closing of the transaction.

Pursuant to the merger agreement, Media General has agreed to use its reasonable best efforts to obtain financing for the transaction on the terms described below, and Meredith has agreed to provide, and to use its reasonable best efforts to cause its legal, tax, regulatory, accounting and other representatives to provide, all cooperation reasonably requested by Media General in connection with the financing described below or any alternative debt financing.

Debt Commitment

On September 7, 2015, in connection with the execution of the merger agreement, Media General entered into a debt commitment with RBC and JPM for a commitment with respect to the financing required by Media General to complete the transaction. The debt commitment provides for an aggregate $2.8 billion of financing in the form of (i) an incremental senior secured term B loan facility under Media General’s existing senior secured bank term credit facility and (ii) a senior unsecured bridge facility. RBC also has agreed to use commercially reasonable efforts to arrange a $200 million incremental revolving credit commitment in respect of Media General’s existing senior secured revolving credit facility. Pursuant to the debt commitment, RBC agreed to act as administrative agent for the term B facility and JPM agreed to act as administrative agent for the bridge facility, and RBC Capital Markets and JPM agreed to act as joint lead arrangers and joint book running managers for these debt facilities on the terms and subject to the conditions set forth therein. Pursuant to the debt commitment, the incremental term B loans are expected to bear interest at LIBOR plus 3.00%, with a 1.00% LIBOR floor. The incremental term B facility is expected to mature on the seventh anniversary of the closing date and amortize in equal quarterly installments equal to 1.0% of the original principal amount of the facility during each year with a final balloon payment at maturity. The covenants, defaults, prepayments, guarantees and collateral security for the incremental term B loan facility are expected to be the same as under Media General’s current credit agreement, except that the term B facility and revolving credit loans under the Senior Secured Facility will, on and after the completion of the transaction, also be guaranteed by Meredith Media General and its wholly owned domestic subsidiaries and secured by liens on substantially all of the assets of such entities. In connection with the syndication of the debt commitment, the lead arrangers are entitled to close the debt financing as a delayed draw tranche of the Senior Secured Credit Facility on or after December 2015, with the funding of such loans to occur upon the completion of the transaction, or earlier in escrow in certain circumstances.

The debt commitment contains conditions to funding of the debt financing customary for commitments of this type, including but not limited to:

●	satisfaction of the conditions to the merger agreement;

●

the absence of a Material Adverse Effect on Meredith (defined in the debt commitment in a manner consistent with the definition of Material Adverse Effect applicable to Meredith in the merger agreement);

●	repayment of substantially all existing material third party debt for borrowed money of Meredith, and repayment of the Media General 2021 Notes;

●	solvency of Media General after giving effect to the transaction contemplated by the merger agreement;

●	delivery of customary financial information; and

●	the accuracy of certain fundamental representations and warranties.

Pursuant to the debt commitment, the loans under the bridge facility are structured as increasing rate loans customary for facilities of this type, with a rate based on LIBOR increasing up to a total cap whose level will be determined based on timing of the closing date, syndication and other factors. The bridge loans will be unsecured, will be guaranteed by each guarantor under the Senior Secured Credit Facility and will rank pari passu with all other senior indebtedness of Media General. The covenants under the definitive documentation for the bridge loans are not expected to contain any financial covenants or be more restrictive, taken as a whole, than the covenants under the Senior Secured Credit Facility, except that mandatory prepayment provisions relating to repayment of the bridge loans from the proceeds of other debt or equity issuances, or from certain non-ordinary course asset sales, as are customary for transactions of this type, are expected to be included. To the extent Media General obtains net proceeds from the issuance of senior notes in connection with the consummation of the transaction in an amount sufficient, together with the incremental term B facility and cash on hand, to consummate the transaction, the bridge loans would not be funded.

The debt commitment described above provides for a “drop-dead date” of September 7, 2016 (which may be automatically extended to December 6, 2016, in the event all closing conditions have been satisfied or waived or are then capable of being satisfied other than those closing conditions related to regulatory approvals).

On October 8, 2015 the debt commitment was amended and restated in order to join the following financial institutions with RBC and JPM as commitment parties and/or senior managing agents in connection with the debt financing for the transaction: The Bank of Tokyo-Mitsubishi UFJ, Ltd.; Capital One, N.A.; Citizens Bank, N.A.; SunTrust Bank; SunTrust Robinson Humphrey, Inc. and Fifth Third Bank.

Description of Certain Indebtedness of Media General and Meredith

Existing Media General Credit Agreement

Media General is a party to a credit agreement, originally dated as of July 31, 2013 with Royal Bank of Canada, as the administrative agent, and the other agents and lenders party thereto. The credit agreement was subsequently amended in 2014 and 2015 to make certain changes to the terms thereof (relating to, among other things, the acquisition of LIN in December 2014) as reflected below. As amended and currently in effect, Media General’s Senior Secured Credit Facility includes (1) a $150.0 million revolving credit facility that matures on October 31, 2019, (2) an $885 million term loan that matures on July 31, 2020 and (3) an $825 million incremental term loan that matures on July 31, 2020.

The interest rate on the revolving credit facility accrues at a rate of LIBOR plus 2.50%. When no borrowings are outstanding, Media General pays a 0.5% commitment fee. The interest rate on the term loans accrue at a rate of LIBOR plus 3.00%, with a 1.00% LIBOR floor.

The term loans and indebtedness under the revolving credit facility may be optionally prepaid at any time with no premium or penalty, provided that any prepayment of the term loans in connection with certain repricing transactions requires payment of a 1% prepayment premium. In addition, term loans are required to be repaid with (1) 50% of excess cash flow (25% if the Consolidated First Lien Net Leverage Ratio is less than 2.5:1.0 and 0% if such ratio is less than 2.0:1.0, subject to a minimum annual $50 million excess cash flow payment made in fiscal years 2017, 2018 and 2019 subject to certain exceptions), (2) 100% of the net cash proceeds of certain asset sales (with an option to reinvest such proceeds rather than repay the term loans) and (3) the proceeds of certain incurrences of indebtedness.

Media General’s credit agreement contains covenants which impose restrictions on Media General’s ability to, among other things, and subject to exceptions, incur additional debt, incur or assume any liens, enter into capital leases, make any investments, consummate acquisitions, complete asset dispositions, enter into mergers or consolidations or sell all or substantially all of Media General’s assets, enter into certain transactions with Media General affiliates, and make restricted payments (including share repurchases and dividends). The credit agreement also contains a total net leverage ratio covenant (the ratio of debt to a rolling eight-quarter calculation of EBITDA, as defined in the agreement) applicable only to the revolving credit facility and only if the aggregate of revolving loans outstanding and non-collateralized letters of credit exceed 30% of revolving credit commitments on the last day of any fiscal quarter. The credit agreement also contains customary events of default, including failure to make payments when due, covenant defaults, breaches of representations and warranties, cross-defaults, entry into bankruptcy proceedings, certain judgments, certain ERISA events, the invalidity of loan documentation, a change of control (as defined in the agreement), termination of a broadcast license which has a material adverse effect, and defaults under other Media General debt instruments.

LIN Television 6.375% Senior Notes due 2021

In connection with the financing of the transaction, it is expected that LIN Television’s 6.375% Senior Notes due 2021, which we refer to as the “Media General 2021 Notes,” will be satisfied and discharged and then redeemed in accordance with the terms of the indenture governing such notes. Prior to January 15, 2017, the Media General 2021 Notes may be redeemed by LIN Television at par plus the applicable make-whole premium.

LIN Television 5.875% Senior Notes due 2022

On November 5, 2014, a wholly owned subsidiary of old Media General, which we refer to as the “Original 2022 Notes Issuer,” which entity subsequently merged into LIN Television, completed the issuance of $400 million in aggregate principal amount of 5.875% Senior Unsecured Notes due in 2022, which we refer to as the “Media General 2022 Notes.” The Media General 2022 Notes were issued under an indenture dated as of November 5, 2014, which we refer to as the “Media General 2022 Notes Indenture.” Pursuant to a supplemental indenture dated December 19, 2014, LIN Television assumed all of the obligations of the Original 2022 Notes Issuer under the Media General 2022 Notes and the Media General 2022 Notes Indenture, and Media General, as the direct parent of LIN Television, and certain of the wholly owned subsidiaries of LIN Television, agreed to become party to the Media General 2022 Notes Indenture and to provide holders of 2022 Notes with full and unconditional guarantees to the Media General 2022 Notes, on a senior basis.

The Media General 2022 Notes are redeemable beginning on November 15, 2017, at an initial redemption price of 104.406% of par, declining to 102.938%, 101.469% and 100.000%, beginning on November 15, 2018, 2019 and 2020, respectively. Prior to that date, the Media General 2022 Notes may be redeemed by LIN Television at par plus the applicable make-whole premium.

The Media General 2022 Notes Indenture contains covenants with respect to LIN Television and its restricted subsidiaries that restrict, among other things, and subject to exceptions, the incurrence of additional indebtedness; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; creation of specified liens; fundamental changes, including consolidations, mergers and transfers of all or substantially all of LIN Television’s assets; and specified transactions with affiliates.

LIN Television is party to a registration rights agreement dated November 5, 2014, as amended to date, with RBC Capital Markets, and the other parties party thereto. Under the terms of the registration rights agreement, LIN Television agreed to use commercially reasonable efforts to exchange the  Media General 2022 Notes for a like principal amount of registered notes with terms substantially identical to the Media General 2022 Notes, except that the transfer restrictions, registration rights and provisions for additional interest relating to the Media General 2022 Notes do not apply to the new notes to be issued in the exchange offer, within 365 days of completion of the LIN merger. On November 19, 2015, LIN Television commenced the exchange offer. The exchange offer is scheduled to expire on December 17, 2015.

Meredith Indebtedness

In connection with the transaction, it is currently expected that all of Meredith’s material outstanding third-party indebtedness for borrowed money will be repaid or satisfied and discharged at or prior to the closing of the transaction.

Senior Unsecured Credit Facilities

Meredith is party to a senior unsecured credit agreement which includes (i) a $250.0 million term loan and (ii) a $200.0 million revolving credit facility. As of September 30, 2015, the outstanding principal amount under the term loan was equal to $234.4 million and the outstanding principal amount under the revolving facility was equal to $105.0 million. Obligations outstanding under these senior unsecured credit facilities are permitted to be prepaid at any time without premium or penalty.

Asset-Backed Credit Facility

Meredith is party to an asset-backed bank facility with a maximum lending capacity of $100.0 million. As of September 30, 2015, the outstanding principal amount under the asset-backed facility was equal to $80.0 million. Obligations under the asset-backed facility are secured by certain receivables of Meredith and its subsidiaries. The asset-backed facility is expected to be terminated in full at the closing of the Meredith Merger.

Meredith 2018 Notes

Meredith issued $150 million aggregate principal amount of 3.04% Senior Notes due 2018, which we refer to as the “Meredith 2018 Notes.” $50 million aggregate principal amount of the Meredith 2018 Notes are scheduled to mature on each of March 1, 2016, 2017 and 2018. Prior to the stated maturity dates, the Meredith 2018 Notes may be redeemed by Meredith at par plus the applicable make-whole premium. The Meredith 2018 Notes are senior, unsecured obligations of Meredith and rank equal in priority with the Meredith 2022 Notes and the Meredith 2024 Notes. The Meredith 2018 Notes contain covenants, events of default and other terms that are similar to those contained in the Meredith 2022 Notes and the Meredith 2024 Notes.

Meredith 2022 Notes

Meredith issued $100 million aggregate principal amount of Series Q Floating Rate Senior Notes due 2022, which we refer to as the “Meredith 2022 Notes.” The Meredith 2022 Notes are scheduled to mature on December 19, 2022. Prior to December 19, 2016, the Meredith 2022 Notes may be redeemed by Meredith at par plus the yield-maintenance amount (if any). The Meredith 2022 Notes can be repaid at par at any time after December 19, 2016. The Meredith 2022 Notes are senior, unsecured obligations of Meredith and rank equal in priority with the Meredith 2018 Notes and the Meredith 2024 Notes. The Meredith 2022 Notes contain covenants, events of default and other terms that are similar to those contained in the Meredith 2018 Notes and the Meredith 2024 Notes.

Meredith 2024 Notes

Meredith issued $150 million aggregate principal amount of Series P Floating Rate Senior Notes due 2024, which we refer to as the “Meredith 2024 Notes.” The Meredith 2024 Notes are scheduled to mature on February 28, 2024. Prior to February 28, 2016, the Meredith 2024 Notes may be redeemed by Meredith at par plus the yield-maintenance amount (if any). The Meredith 2024 Notes can be repaid at par at any time after February 28, 2016. The Meredith 2024 Notes are senior, unsecured obligations of Meredith and rank equal in priority with the Meredith 2018 Notes and the Meredith 2022 Notes. The Meredith 2024 Notes contain covenants, events of default and other terms that are similar to those contained in the Meredith 2018 Notes and the Meredith 2022 Notes.

Media General and Meredith currently expect that in connection with the completion of the transaction, Meredith will cause each of the Meredith 2018 Notes, Meredith 2022 Notes and Meredith 2024 Notes to be redeemed in accordance with the terms of the respective indentures governing such notes.

Litigation Related to the Transaction

Between September 21 and October 21, 2015, four purported shareholders of Meredith filed putative class action lawsuits in Iowa state and federal court against Meredith, members of the Meredith board of directors, New Holdco, Merger Sub 1, Merger Sub 2 and Media General. The three state court cases are captioned Agans v. Meredith Corporation, et al., Case No. 05771 EQCE078935, Sneed v. Meredith Corporation, et al., Case No. 05771 EQCE079057, and Martin v. Meredith Corporation, et al., Case No. 05771 CVCV050706 were all filed in Polk County, Iowa and the federal case is captioned Mundy v. Lacy, et al., Case No. 4:15-cv-00371 (U.S. District Court for the Southern District of Iowa).

The complaints in all four cases generally allege that the individual defendants breached their fiduciary duties to the plaintiffs and the putative class by failing to properly value Meredith, failing to take steps to maximize the value of Meredith, and approving deal protection provisions in the merger agreement. The plaintiffs also claim that Media General, New Holdco, Merger Sub 1, and Merger Sub 2 aided and abetted the individual defendants’ breaches. The complaints generally seek a declaration that the cases should be maintained as a class action, an injunction enjoining the transaction, rescission of the merger agreement, the creation of a constructive trust, and an award of attorneys’ fees, expert fees and costs.

Meredith and Media General believe that the claims asserted in each of these actions are without merit and intend to defend each of them vigorously.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following is a summary of the material U.S. federal income tax consequences of the Media General Merger to the Media General shareholders and of the Meredith Merger to the Meredith shareholders. This discussion is based upon the Code, Treasury regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer to as the “IRS,” and other applicable authorities, all as currently in effect and all of which are subject to change or differing interpretations (possibly with retroactive effect). Any such change or interpretation could affect the continuing validity of this discussion. This discussion is limited to U.S. holders (as defined below) that hold their shares of Media General common stock or Meredith common shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to shareholders that are subject to special treatment under U.S. federal income tax laws, such as:

●	shareholders that are not U.S. holders;

●	financial institutions;

●	investors in pass-through entities;

●	insurance companies;

●	tax-exempt organizations;

●	regulated investment companies or real estate investment trusts;

●	brokers or dealers in securities or currencies;

●	certain expatriates or persons whose functional currency is not the U.S. dollar;

●	traders in securities that elect to use a mark to market method of accounting;

●	persons that own more than 5% of the outstanding Media General common stock or more than 5% of the outstanding Meredith common shares;

●	persons that hold Media General common stock or Meredith common shares as part of a straddle, hedge, constructive sale or conversion transaction; and

●	U.S. holders that acquired their shares of Media General common stock or Meredith common shares through the exercise of an employee stock option or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the mergers, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

If a partnership or other entity taxed as a partnership holds Media General common stock or Meredith common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the mergers to them.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Media General common stock or Meredith common shares, as applicable, that for U.S. federal income tax purposes is:

●	a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

●	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

●

a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Tax Treatment of the Mergers Generally

Media General and Meredith intend that the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. The obligation of Media General to complete the mergers is conditioned upon the receipt by Media General of an opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as “Fried Frank,” counsel to Media General, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. The obligation of Meredith to complete the mergers is conditioned upon the receipt by Meredith of an opinion from McDermott Will & Emery LLP, which we refer to as “McDermott Will,” counsel to Meredith, to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. In rendering these opinions, counsel may require and rely upon assumptions, representations, warranties and covenants provided by Media General, Meredith, Meredith Media General and the merger subsidiaries, including those contained in the merger agreement and in representation letters to be provided by the parties to counsel. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions. If any of the assumptions, representations, warranties or covenants upon which these opinions are based is inconsistent with the actual facts, the conclusions reached in the opinions could be adversely affected.

None of these opinions will be binding on the IRS or the courts. Neither Media General nor Meredith has requested, and neither intends to request, any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each Media General shareholder and each Meredith shareholder should consult its tax advisor with respect to the particular tax consequences of the mergers to such holder, including the consequences if the IRS successfully challenged the qualification of the Media General Merger and the Meredith Merger, taken together, as a transaction described in Section 351 of the Code.

Tax Consequences to U.S. Holders of Media General Common Stock and Meredith Common Shares

Based upon the facts and representations contained in representation letters received from Media General and Meredith, and subject to the limitations, assumptions and qualifications described therein and herein, in the opinion of Fried Frank and McDermott Will, the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code. Based on such opinions, the following tax consequences would result:

●	a U.S. holder of Media General common stock will not recognize gain or loss upon the exchange of its Media General common stock for New Holdco common stock in the Media General Merger;

●

the aggregate basis of the New Holdco common stock received in the Media General Merger by a U.S. holder of Media General common stock will be the same as the aggregate basis of the shares of Media General common stock exchanged;

●

the holding period of the New Holdco common stock received in the Media General Merger by a U.S. holder of Media General common stock generally will include the holding period of the shares of Media General common stock for which they are exchanged;

●

a U.S. holder of Meredith common shares will recognize gain (but not loss) upon the exchange of its Meredith common shares for New Holdco common stock and cash in the Meredith Merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the New Holdco common stock and the amount of cash received by a holder in exchange for its Meredith common shares exceeds such holder’s adjusted basis in its Meredith common shares, and (2) the amount of cash received by such holder of Meredith common shares (the treatment of any cash received instead of fractional share interests in New Holdco common stock is discussed below);

●

subject to the discussion of fractional shares below, the aggregate basis of the New Holdco common stock received in the Meredith Merger by a U.S. holder of Meredith common shares will be the same as the aggregate basis of the Meredith common shares for which it is exchanged, decreased by the amount of cash received in the Meredith Merger (other than any cash received instead of fractional share interests in New Holdco common stock), and increased by the amount of gain, if any, recognized on the exchange (excluding any gain or loss recognized with respect to fractional share interests in New Holdco common stock for which cash is received); and

●	the holding period of New Holdco common stock received by a U.S. holder of Meredith common shares generally will include the holding period of the Meredith common shares for which they are exchanged.

●

If holders of Meredith common shares acquired different blocks of Meredith common shares at different times or at different prices, any gain will be determined separately with respect to each block of Meredith common shares.

Gain that holders of Meredith common shares recognize in connection with the mergers generally will constitute capital gain and will constitute long-term capital gain if such holders have held (or are treated as having held) their Meredith common shares for more than one year as of the date of completion of the mergers. Long-term capital gain of non-corporate holders is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Cash Received Instead of a Fractional Share of Meredith Media General Common Stock. A holder of Meredith common shares that receives cash instead of a fractional share of New Holdco common stock will generally be treated as having received the fractional share pursuant to the Meredith Merger and then as having sold that fractional share of New Holdco common stock for cash. As a result, a holder of Meredith common shares will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in its fractional share interest as set forth above. Except as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the mergers, the holding period for such shares of Meredith common shares is greater than one year. The deductibility of capital losses is subject to limitations.

Appraisal Rights. Generally, a U.S. holder of Meredith Class B stock who properly demands and perfects appraisal rights under Iowa law with respect to such holder’s shares of Meredith Class B stock will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received in respect of such shares and the holder’s adjusted tax basis in such shares, except that a portion of the cash received may be taxable as interest.

Backup Withholding and Information Reporting. Payments of cash to a holder of Meredith common shares as part of the mergers may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption satisfactory to Meredith Media General and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Reporting Requirement

U.S. holders of Media General common stock or Meredith common shares that receive New Holdco common stock and, upon consummation of the mergers, own New Holdco common stock representing at least 5% of the total combined voting power or value of the total outstanding New Holdco common stock, are required to attach to their tax returns for the year in which the mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Media General common stock or the Meredith common shares, as applicable, exchanged pursuant to the mergers.

The preceding discussion is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the mergers, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

THE AGREEMENTS

The following summary describes certain material provisions of the merger agreement and the voting agreements entered into in connection with the transaction, and is qualified in its entirety by reference to those agreements. Copies of the merger agreement, the Virginia plan of merger and the Iowa plan of merger are attached to this joint proxy statement/prospectus as Annexes A, E and F, respectively, and are incorporated by reference into this joint proxy statement/prospectus. The voting agreements are each filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates and are incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the transaction.

Description of the Merger Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this joint proxy statement/prospectus. We urge you to read the entire merger agreement.

The merger agreement and the discussion under the heading “Description of the Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Media General or Meredith or about Meredith Media General, Merger Sub 1 or Merger Sub 2, which we refer to as the “merger subsidiaries.” That information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings made by Media General and Meredith with the SEC, which are available without charge at www.sec.gov. See “Documents Incorporated by Reference” beginning on page [●] and “Where You Can Find More Information” beginning on page [●].

On September 7, 2015, Media General entered into the merger agreement with Meredith and the merger subsidiaries. The merger agreement provides, among other things, for two mergers:

●

the Media General Merger, which is a merger of Merger Sub 1 with and into Media General, with Media General surviving the merger as a wholly owned subsidiary of Meredith Media General and the issuance to Media General shareholders of shares of New Holdco common stock as described below in “Consideration in the Media General Merger”; and

●

the Meredith Merger, which is a merger of Merger Sub 2 with and into Meredith, with Meredith surviving the merger as a wholly owned subsidiary of Meredith Media General and the issuance to Meredith shareholders of shares of New Holdco voting common stock and cash as described below in “Consideration in the Meredith Merger.”

We sometimes refer to Media General following the completion of the Media General Merger as the “Media General Surviving Corporation,” and to Meredith following the completion of the Meredith Merger as the “Meredith Surviving Corporation,” and the two collectively, along with Meredith Media General, as “the combined company.”

Completion of the Transaction

The completion of the transaction will take place at 9:00 a.m. local time, in New York City, on the third business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied or waived at the closing, but subject to such satisfaction or waiver), unless another time or date is agreed to by Media General and Meredith. However, if the marketing period for the debt financing for the transaction, which we refer to as the “marketing period,” has not ended by such date, then the closing of the transaction will instead take place on the earlier of the first business day after the expiration of the marketing period and the business day during the marketing period selected by Media General and notified in writing to Meredith on at least three business days’ notice.

Articles of Incorporation and Bylaws of Meredith Media General

Meredith Media General’s Articles of Incorporation, as of the effective time of the Media General Merger, will be amended and restated in their entirety to be in the form filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates, which is incorporated by reference. In addition, Meredith Media General’s bylaws, as of the effective time of the Media General Merger, will be amended and restated in their entirety to be in the form filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates, which is incorporated by reference.

Descriptions of certain key provisions of the Articles of Incorporation and Bylaws as so amended and restated, which will be the Articles of Incorporation and Bylaws of Meredith Media General after the completion of the transaction, are included under “Description of Meredith Media General Capital Stock” beginning on page [●], and “Comparison of Shareholders Rights” beginning on page [●].

Directors and Officers of Meredith Media General

Pursuant to the merger agreement, prior to the effective time of the Media General Merger, the boards of directors of Media General and Meredith Media General are required to fix the size of Meredith Media General’s board of directors at 12 members, eight of whom will be designated by Media General and four of whom will be designated by Meredith.

Pursuant to the merger agreement, Media General and Meredith Media General will take all requisite action so that the President and Chief Executive Officer of Meredith Media General will be Stephen M. Lacy and the Chief Financial Officer of Meredith Media General will be Joseph H. Ceryanec, in each case, effective as of the completion of the transaction.

For a further description of the governance of the combined company following the closing of the transaction, see “Description of Meredith Media General Capital Stock” beginning on page [●] and “Comparison of Shareholder Rights” beginning on page [●].

Corporate Name

Prior to the completion of the transaction, Media General and Meredith Media General will take all requisite action so that, immediately after the Media General Merger, the corporate name of Meredith Media General will be “Meredith Media General Corporation.”

Consideration in the Media General Merger

In the Media General Merger, each outstanding share of Media General voting common stock will automatically be converted into one share of New Holdco voting common stock, and each share of Media General non-voting common stock will automatically be converted into one share of New Holdco non-voting common stock. Each share of common stock of Merger Sub 1 will be automatically converted on a one-for-one basis into one share of the Media General Surviving Corporation.

The shares of New Holdco common stock to be issued in the Media General Merger will represent approximately 65% of the outstanding common stock of Meredith Media General after giving effect to the transaction calculated on a fully diluted basis, immediately following the completion of the transaction. Media General shareholders are not entitled to appraisal rights under Virginia law in connection with the Media General Merger.

Consideration in the Meredith Merger

In the Meredith Merger, each outstanding share of Meredith common stock and each outstanding share of Meredith Class B stock will automatically be converted into the right to receive (i) $34.57 in cash, without interest, and (ii) 1.5214 shares of New Holdco voting common stock.

Any share of Meredith common stock or Meredith Class B stock held by Meredith, Media General or any of their respective subsidiaries will not receive cash or stock consideration, as those shares will automatically be cancelled. Additionally, the holders of Meredith Class B stock are entitled to rights of appraisal in connection with the Meredith Merger and, if such rights are perfected, such shareholders will be entitled to receive payment of the appraised value of such shares in accordance with Iowa law instead of receiving cash and shares of New Holdco voting common stock in the Meredith Merger. See “Appraisal Rights” beginning on page [●].

Holders of Meredith common stock are not entitled to appraisal rights in connection with the transaction with respect to those shares.

The shares of Meredith Media General’s common stock to be issued in the Meredith Merger will represent approximately 35% of the fully diluted common stock of Meredith Media General after giving effect to the transaction calculated on a fully diluted basis, immediately following the closing of the transaction.

Treatment of Stock Options and Other Stock-Based Awards

Media General

At the effective time of the Media General Merger, each stock option of Media General outstanding immediately prior to such time will become an option to purchase, on the same terms and conditions as applied to such stock option immediately prior to the effective time of the Media General Merger (including applicable vesting, exercise and expiration provisions), a number of shares of New Holdco voting common stock equal to the number of shares of Media General voting common stock subject to such option immediately prior to the effective time of the Media General Merger.

At the effective time of the Media General Merger, each share of Media General restricted stock and each other award measured by the value of a number of shares of Media General voting common stock (including restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents) outstanding immediately prior to such time, other than Media General stock options, will become an award, on the same terms and conditions as applied to such restricted stock or other award immediately prior to the effective time of the Media General Merger (including applicable vesting and deferral provisions), with respect to a number of shares of New Holdco voting common stock that is equal to the number of shares of Media General voting common stock subject to such award immediately prior to the effective time of the Media General Merger.

Meredith

At the effective time of the Meredith Merger, each stock option of Meredith outstanding immediately prior to such time will become an option to purchase, on the same terms and conditions as applied to such option immediately prior to the effective time of the Meredith Merger (including applicable exercise and expiration provisions, but taking into account any acceleration of vesting as of the effective time of the Meredith Merger provided for under the terms of such stock option), shares of New Holdco voting common stock, except that (i) the number of shares of New Holdco voting common stock subject to such option will equal the product of the number of shares of Meredith common stock that were subject to such option immediately prior to such time multiplied by the sum of (a) 1.5214 plus (b) $34.57 divided by the average of the daily volume weighted average price of a share of Media General voting common stock on the New York Stock Exchange over the 20 consecutive trading days immediately prior to the date that is three business days prior to the date of the closing of this transaction, which multiple we refer to as the “Meredith Equity Award Ratio,” with the result rounded down to the nearest whole number, and (ii) the per share exercise price of each such option will be equal to the quotient determined by dividing the exercise price per share at which such option was exercisable immediately prior to such time by the Meredith Equity Award Ratio, with the result rounded up to the nearest whole cent.

At the effective time of the Meredith Merger, each share of Meredith restricted stock and each other award measured by the value of a number of shares of Meredith common stock (including restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents) outstanding immediately prior to such time, other than Meredith stock options, which by its terms vests as of the effective time of the Meredith Merger will so vest and entitle the holder thereof to receive the Meredith merger consideration, plus any accrued but unpaid dividends with respect to each share of Meredith common stock subject to such award.

At the effective time of the Meredith Merger, each share of Meredith restricted stock and each other award measured by the value of a number of shares of Meredith common stock (including restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents) outstanding immediately prior to such time, other than Meredith stock options and awards that vest as of the effective time of the Meredith Merger, will become an award, on the same terms and conditions as applied to such restricted stock or other award immediately prior to the effective time of the Meredith Merger, with respect to a number of shares of New Holdco voting common stock that is equal to the product of the number of shares of Meredith common stock subject to such award immediately prior to the effective time of the Meredith Merger multiplied by the Meredith Equity Award Ratio, with the result rounded down to the nearest whole number.

Certain Representations and Warranties

The merger agreement contains customary representations and warranties made by Media General and Meredith to each other. The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Media General, Meredith and the merger subsidiaries and may be subject to important qualifications and limitations agreed to by Media General and Meredith in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Media General and Meredith in the merger agreement are qualified by the information disclosed by Media General or Meredith, respectively, with the SEC prior to the date of the merger agreement, excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to shareholders and in some cases may be qualified by disclosures made by one party to the other in disclosure letters delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Media General and Meredith rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Media General’s or Meredith’s public disclosures. Media General and Meredith will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the merger agreement do not survive the closing of the transaction. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Media General and Meredith each made to the other relate to:

●	valid existence, good standing and corporate authority to conduct business, including with respect to its subsidiaries;

●	capital stock, stock options and other equity interests;

●	corporate authority to enter into the merger agreement and other agreements contemplated by the transaction, and to consummate such transaction;

●	approval of the merger agreement and the transaction by its board of directors;

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absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transaction;

●	SEC filings;

●	financial statements;

●	required governmental approvals;

●	broker’s fees;

●	absence of certain changes or events;

●	litigation;

●	taxes;

●	employee benefits and labor matters;

●	compliance with applicable laws and possession of necessary permits and licenses;

●	existence and validity of, and compliance with, material contracts;

●	absence of certain undisclosed liabilities;

●	interests in real and leased property;

●	compliance with environmental laws and other environmental matters;

●	inapplicability of state anti-takeover statutes and rights agreements;

●	internal controls and procedures;

●	insurance;

●	intellectual property;

●	transactions with related parties;

●	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

●	the shareholder votes required to approve the merger agreement and the transaction contemplated by the merger agreement;

●	matters related to multi-channel video programming distributors;

●	opinions of financial advisors; and

●	ownership of the other party’s equity securities.

In addition, Media General has made representations to Meredith relating to post-closing solvency of the combined company and to Media General’s debt financing for the transaction.

For purposes of the merger agreement, a “material adverse effect” with respect to a party and its subsidiaries is defined to mean a material adverse effect on the business, financial condition or results of operations of the party and its subsidiaries taken as a whole. However, for purposes of determining whether there has been or there is reasonably likely to be a material adverse effect with respect to a party and its subsidiaries, the results of the following events or changes are not taken into account:

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the failure to meet any internal or external projections, forecasts or estimates of earnings, revenues or other metrics for any period or change in the market price or trading volume of the party’s shares, except that any event or change causing such failure may be taken into account;

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any changes that generally affect the industries or markets in which the party and its subsidiaries operate (except to the extent that the party is disproportionately affected as compared with the other party, but only to the extent of such disproportionality);

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changes generally in economic or financial markets, including changes in interest or exchange rates, legal, regulatory or political conditions, or in applicable laws or GAAP (except to the extent that the party is disproportionately affected as compared with the other party, but only to the extent of such disproportionality);

●	changes due to war or acts of terrorism;

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other than with respect to certain representations, warranties and conditions contained in the merger agreement, the announcement or pendency of the merger agreement or the transaction or the identity of the other party or any of its affiliates or actions taken by the other party and the impact thereof on such party’s relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC;

●	the taking of any action required by, or failure to take any action prohibited by, the merger agreement or at the written request or with the prior written consent of the other party; and

●	earthquakes, hurricanes, floods or other natural disasters.

Conduct of Media General’s and Meredith’s Businesses Pending the Transaction

Prior to the closing of the transaction, except as expressly permitted by the merger agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Media General and Meredith has agreed that it will, and will cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course and use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the merger agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Media General and Meredith has generally agreed that it will not:

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declare or pay any dividends or make any distributions with respect to any of its capital stock or other equity securities (other than intercompany dividends and distributions or, with respect to Meredith, regular quarterly cash dividends in an amount not to exceed $0.4575 per share in the ordinary course of business consistent with past practices);

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split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize any other securities in respect of shares of its capital stock or other equity interests;

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purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests (other than intercompany purchases or redemptions, acquisitions or deemed acquisitions in connection with the payment of exercise price and tax withholding on exercises of options and vesting or settlement of equity awards and, with respect to Media General, purchases, redemptions and acquisitions of up to $75 million in the aggregate);

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with respect to Meredith, issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for (i) issuances pursuant to the conversion of Meredith Class B stock to Meredith common stock or (ii) issuances of Meredith common stock upon the exercise of stock options or the settlement of stock-based awards, each made in compliance with applicable law;

●

with respect to Media General, issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for (i) issuances pursuant to the conversion of Media General voting common stock to Media General non-voting common stock or of Media General non-voting common stock to Media General voting common stock, (ii) grants and awards of stock options and other stock-based awards in the ordinary course of business and (iii) issuances of Media General voting common stock upon the exercise of stock options or the settlement of stock-based awards, each made in compliance with applicable law;

●

amend its organizational documents or any organizational documents of any of its material subsidiaries (and with respect to Media General, other than the amendment contemplated by the MG amendment proposal or in any manner materially adverse to Meredith);

●

with respect to Meredith, (i) acquire or agree to acquire, through a merger or otherwise, any other person or entity, or (ii) outside the ordinary course of business, otherwise acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $10 million (provided that any related party transactions will require the consent of Media General);

●

with respect to Media General, acquire or agree to acquire any assets or properties, other than (i) acquisitions in the ordinary course of business, (ii) acquisitions made in connection with regulatory divestitures, and (iii) other acquisitions of broadcast television stations and related assets for an aggregate amount of consideration of up to $75 million;

●

with respect to Meredith, sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than in the ordinary course of business and not material to the business of Meredith and its subsidiaries (but in no event may Meredith or any of its subsidiaries participate in any spectrum auction involving the sale of its spectrum or enter into any channel sharing arrangement), in connection with the receivables sales agreement to which Meredith and its subsidiary are parties, or to comply with the governmental and regulatory provisions of the merger agreement;

●

with respect to Media General, sell, lease, exclusively license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than (i) in the ordinary course of business and not material to the business of Media General and its subsidiaries, (ii) for consideration with a fair market value of less than $250,000, individually, or $1 million in the aggregate, (iii) to comply with the governmental and regulatory provisions of the merger agreement, or (iv) pursuant to any spectrum auction involving the sale of spectrum of Media General or any channel sharing arrangement, provided that, subject to applicable law, authorized representatives of Media General consult in good faith with Meredith senior executives with respect to Media General’s participation in the spectrum auction, and so long as participation in the spectrum auction would not reasonably be expected to materially delay or impede receipt of all necessary consents from the FCC or the consummation of any regulatory divestitures or the mergers;

●

with respect to Meredith, incur, or materially amend the terms of, any indebtedness, except for borrowings under the revolver portion of its existing credit facility or its receivables sales agreement in the ordinary course of business so long as the outstanding indebtedness under such credit facility and receivables sales agreement, less all cash and cash equivalents of Meredith, does not exceed $825 million, and Meredith will use reasonable best efforts to reduce the borrowings under its receivables sales agreement to $0 and will only utilize the receivables sale agreement if and to the extent Meredith has no borrowing capacity available under the revolver portion of its existing credit facility;

●

with respect to Media General, incur any indebtedness, except for borrowings incurred in the ordinary course of business or to fund acquisitions permitted by the merger agreement and except for borrowings and financing related to the transaction;

●

with respect to Meredith, make any loans, advances or capital contributions to, or investments in, any person or entity other than itself or its wholly owned subsidiaries and ordinary course advances and reimbursements to employees;

●	with respect to Meredith, change in any material respect its accounting methods or principles or change an annual accounting period, except as required by changes in GAAP or applicable law;

●

make, change or revoke any material tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes;

●

with respect to Meredith, except for acquisitions permitted under the merger agreement other than in the ordinary course of business consistent with past practice and so long as such actions are not with respect to related party transactions and the terms are no less favorable in all material respects to Meredith, terminate, amend, enter into or renew any material contract, or waive, release or assign any rights or claims under a material contract, except for the termination of any material contract pursuant to its terms;

●

modify or accede to the modification of any of its FCC licenses if doing so is reasonably likely to be materially adverse to the interests of the combined company and its subsidiaries in the operation of television broadcast stations or fail to provide the other party with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of its FCC licenses reasonably in advance of filings with the FCC, or with respect to Media General, if there is a reasonable prospect that implementation of such modification would be materially adverse to the interests of the combined company and its subsidiaries in the operation of television broadcast stations;

●

apply to the FCC for any construction permit that would restrict in any material respect the party’s stations’ operations or make any material change in the assets of the party’s stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain effective transmission of the party’s station signals within such station’s service area;

●

make or authorize any new capital expenditures other than pursuant to the party’s capital expenditure budget or any other capital expenditures to address exigent circumstances that (i) do not exceed $250,000 individually or $1 million, in the aggregate, or (ii) are made after consultation with the other party;

●	with respect to Meredith, except to the extent required by its benefit plans, labor agreements, employment agreements or the merger agreement:

●

grant or pay any increase in severance or termination pay, compensation or benefits of any current or former director, officer or employee (except for increases in compensation in the ordinary course of business and consistent with past practice to employees that are not officers or directors and whose annual compensation would not exceed $250,000 after giving effect to any such increase);

●	grant or award any stock options or other stock-based awards to any director, officer or employee;

●	accelerate the payment, funding or vesting of any benefit provided to any current or former director, officer or employee; or

●

enter into, waive, adopt or modify any benefit plan, labor agreement or employment agreement with any current or former director or officer or any employee whose annual compensation would exceed $250,000 after giving effect to such action;

●	with respect to Meredith, acquire any shares of capital stock of Media General or any other equity securities of Media General;

●	with respect to Media General, acquire any shares of capital stock of Meredith or any other equity securities of Meredith;

●	adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization;

●

with respect to Meredith, pay, discharge or settle any litigation, arbitration, proceeding or claim which would reasonably be expected to limit or restrict the operation of its business or that of the combined company in any material respect, or would require the payment of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor; or

●	agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any such actions listed above.

In addition, unless otherwise permitted under the merger agreement, Media General has generally agreed that its authorized representatives will consult in good faith with senior executives of Meredith to the extent permitted by the law in connection with Media General taking any of the following actions:

●

making any loans, advances or capital contributions to, or investments in, any person or entity other than itself or its wholly owned subsidiaries and ordinary course advances and reimbursements to employees;

●	changing in any material respect its accounting methods or principles or changing an annual accounting period, except as required by changes in GAAP or applicable law;

●

other than in the ordinary course of business consistent with past practice and so long as any such actions are not with respect to related party transactions and the terms are no less favorable in all material respects to Media General, terminating, amending, entering into or renewing any material contract, or waiving, releasing or assigning any rights or claims under a material contract, except for the termination of any material contract pursuant to its terms;

●	except to the extent required by its benefit plans, labor agreements or employment agreements:

●

granting or paying any increase in severance or termination pay, compensation or benefits of any current or former director, officer or employee (except for increases in compensation in the ordinary course of business and consistent with past practice to employees that are not officers or directors and whose annual compensation would not exceed $250,000 after giving effect to any such increase);

●	granting or awarding any stock options or other stock-based awards to any director, officer or employee except in the ordinary course of business;

●	accelerating the payment, funding or vesting of any benefit provided to any current or former director, officer or employee; or

●

entering into, waiving, adopting or modifying any benefit plan, labor agreement or employment agreement with any current or former director or officer or any employee whose annual compensation would exceed $250,000 after giving effect to such action;

and Media General has agreed not to take any of the foregoing actions with respect to Media General’s “named executive officers” (based on total compensation as determined under Item 402 of Regulation S-K) except to the extent Meredith otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed); and

●

paying, discharge or settling any litigation, arbitration, proceeding or claim which would reasonably be expected to limit or restrict the operation of its business or that of the combined company in any material respect, or would require the payment of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor.

Restrictions on Meredith’s Solicitation of Acquisition Proposals

On September 7, 2015, Meredith was required to immediately cease all then existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, Meredith has agreed that it will not and will cause its subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

●	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to Meredith;

●	furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to Meredith;

●

engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to Meredith (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

●

approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to Meredith or withdraw or propose to withdraw its approval and recommendation of the merger agreement and the transaction; or

●

enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement, as discussed below) for any alternative transaction with respect to Meredith.

Notwithstanding the foregoing restrictions, if Meredith receives a bona fide unsolicited written acquisition proposal prior to receiving the approval of the transaction by its shareholders, Meredith may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by Media General and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

●	such acquisition proposal did not result from a breach of Meredith’s non-solicitation obligations in the merger agreement;

●

Meredith’s board of directors determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes or could reasonably be expected to lead to a superior offer for Meredith and, after consulting with its outside counsel, that failing to take such actions would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law;

●

Meredith must give Media General notice prior to taking any such actions and, within 24 hours, provide Media General with any non-public information provided to such persons making an acquisition proposal not previously provided to Media General; and

●	Meredith may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

Meredith’s board of directors may not (i) modify or withdraw, or propose publicly to modify or withdraw, its recommendation of the merger agreement and the transaction in a manner adverse to Media General, (ii) approve or recommend, or propose publicly to approve or recommend an alternative acquisition proposal for Meredith, (iii) take any action to make the provisions of an anti-takeover statute or regulation inapplicable to any transaction contemplated by an alternative acquisition proposal for Meredith or (iv) approve or recommend, or propose publicly to approve or recommend, or cause Meredith or its subsidiaries to enter into any agreement in respect of an acquisition proposal for Meredith (other than a confidentiality agreement in compliance with the merger agreement). However, the Meredith board of directors may change its recommendation as described in “Change of Recommendation by Meredith’s Board of Directors” below.

Meredith must promptly, within 36 hours, advise Media General of any acquisition proposal or acquisition inquiry made with respect to Meredith, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the earlier of the effective time of the Meredith Merger and the termination of the merger agreement. In addition, Meredith must keep Media General informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or acquisition inquiry, including whether such proposal or acquisition inquiry has been withdrawn or rejected and any material changes to the terms thereof.

An “acquisition inquiry” means an inquiry, indication of interest or request for non-public information from a third party that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal of a third party contemplating or otherwise relating to any transaction or possible transaction or series of related transactions with a person or group (as defined in the Exchange Act) concerning any:

●

merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Media General or Meredith, as applicable, or any of their subsidiaries, pursuant to which such person or group would own 20% or more of the consolidated assets, revenues or net income of Media General or Meredith, as applicable, and its subsidiaries, taken as a whole;

●

sale, lease, license or other disposition of assets of Media General or Meredith, as applicable (including equity interests of any of its subsidiaries) or any subsidiary of Media General or Meredith, as applicable, representing 20% or more of the consolidated assets, revenues or net income of Media General or Meredith, as applicable, and its subsidiaries, taken as a whole;

●	issuance or sale or other disposition of equity interests representing 20% or more of the issued and outstanding equity securities of Media General or Meredith, as applicable;

●

transaction or series of transactions in which any person or group would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing 20% or more of the issued and outstanding equity securities of Media General or Meredith, as applicable;

●

action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction; or

●	any combination of the foregoing.

A “superior offer” for Meredith or Media General means a bona fide written acquisition proposal (except that references in the definition of acquisition proposal to “20%” will be replaced by “100%”) with respect to Meredith or Media General that is determined by its board of directors, in its good faith judgment (or, in the case of Media General only, good faith business judgment), after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the acquisition proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal), (i) to be more favorable, from a financial point of view, to Meredith’s or Media General’s shareholders than the transaction contemplated by the merger agreement (taking into account any revisions proposed by Media General or Meredith to the merger agreement and other transaction documents and, in the case of Media General only, taking into account the long term value of the strategic combination contemplated by the merger agreement) and (ii) is reasonably expected to be consummated.

Change of Recommendation by Meredith’s Board of Directors

Meredith’s board of directors may change its recommendation in connection with a superior offer, prior to the approval of the transaction by Meredith’s shareholders if:

●

Meredith receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Meredith’s Solicitation of Acquisition Proposals” above;

●

Meredith’s board of directors determines in its good faith judgment, after consulting with its outside legal counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer for Meredith;

●	Meredith provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

●

to the extent requested by Media General during the applicable notice period, Meredith negotiates in good faith with Media General with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer; and

●

Meredith’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with its outside counsel, that the failure to take such action would be reasonably to be inconsistent with the Board’s fiduciary duties under applicable law.

In addition, Meredith’s board of directors may change its recommendation other than in connection with a superior offer prior to the approval of the transaction by Meredith’s shareholders in response to an intervening event (i.e., a material event or development that was neither known to the Meredith board of directors or to Meredith’s chief executive officer or chief financial officer nor reasonably foreseeable as of September 7, 2015), if:

●

Meredith’s board of directors determines in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under applicable law;

●	Meredith provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

●

to the extent requested by Media General during the applicable notice period, Meredith negotiates in good faith with Media General with respect to any revisions to the merger agreement so that such intervening event would no longer necessitate such a change in recommendation; and

●

Meredith’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under applicable law.

Unless the merger agreement is terminated, Meredith’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Meredith, and Meredith will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Unless the merger agreement is terminated before the Meredith special meeting, Meredith will notify its shareholders before the special meeting if the board of directors of Meredith has changed its recommendation with respect to the Meredith merger proposal. Despite any such change of recommendation, Meredith’s shareholders will be asked to vote on such proposals at the Meredith special meeting.

Termination by Meredith in Connection with a Superior Offer

Meredith may terminate the merger agreement to enter into an agreement for a superior offer if, prior to the approval of the transaction by Meredith’s shareholders:

●

Meredith receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Meredith’s Solicitation of Acquisition Proposals” above;

●

Meredith’s board of directors determines in its good faith judgment, after consulting with its outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer for Meredith;

●	Meredith provides four business days prior notice to Media General that it intends to take such action and the reasons for such action;

●

to the extent requested by Media General during the applicable notice period, Meredith negotiates in good faith with Media General with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer;

●

Meredith’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law; and

●	Meredith pays Media General a termination fee of $60 million upon termination.

Restrictions on Media General’s Solicitation of Acquisition Proposals

On September 7, 2015, Media General was required to immediately cease all then existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, Media General has agreed that it will not and will cause its subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

●	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to Media General;

●

furnish any non-public information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to Media General;

●

engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to Media General (other than discussions in the ordinary course of business that are unrelated to an acquisition proposal or acquisition inquiry);

●

approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to Media General or withdraw or propose to withdraw its approval and recommendation in favor of the merger agreement and the transaction; or

●

enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement as discussed below) for any alternative transaction with respect to Media General.

Notwithstanding the foregoing restrictions, if Media General receives a bona fide unsolicited written acquisition proposal prior to receiving the approval of the transaction by its shareholders, Media General may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by Meredith and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

●	such acquisition proposal did not result from a breach of Media General’s non-solicitation obligations in the merger agreement;

●

Media General’s board of directors determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for Media General and, after consulting with its outside counsel, that failing to take such actions would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law;

●

Media General must give Meredith notice prior to taking any such actions and, within 24 hours, provide Meredith with any non-public information provided to such persons making an acquisition proposal not previously provided to Meredith; and

●	Media General may not directly or indirectly reimburse or pay the expenses of, or provide compensation to, any such person who makes an acquisition proposal or acquisition inquiry.

Media General’s board of directors may not (i) modify or withdraw, or propose publicly to modify or withdraw, its recommendation of the merger agreement and the transaction in a manner adverse to Meredith, (ii) approve or recommend, or propose publicly to approve or recommend, an alternative acquisition proposal for Media General, (iii) take any action to make the provisions of an anti-takeover statute or regulation inapplicable to any transaction contemplated by an alternative acquisition proposal for Media General or (iv) approve or recommend, or propose publicly to approve or recommend, or cause Media General or its subsidiaries to enter into any agreement in respect of an acquisition proposal for Media General (other than a confidentiality agreement in compliance with the merger agreement). However, the Media General board of directors may change its recommendation as described in “Change of Recommendation by Media General’s Board of Directors” below.

Media General must promptly, within 36 hours, advise Meredith of any acquisition proposal or acquisition inquiry made with respect to Media General, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the earlier of the effective time of the Meredith Merger and the termination of the merger agreement. In addition, Media General must keep Meredith informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or acquisition inquiry, including whether such proposal or acquisition inquiry has been withdrawn or rejected and any material changes to the terms thereof.

Change of Recommendation by Media General’s Board of Directors

Media General’s board of directors may change its recommendation in connection with a superior offer, prior to the approval of the transaction by Media General’s shareholders if:

●

Media General receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Media General’s Solicitation of Acquisition Proposals” above;

●

Media General’s board of directors determines in its good faith business judgment, after consulting with its outside legal counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer for Media General;

●	Media General provides four business days prior notice to Meredith that it intends to take such action and the reasons for such action;

●

to the extent requested by Meredith during the applicable notice period, Media General negotiates in good faith with Meredith with respect to any revisions to the merger agreement so that such acquisition proposal ceases to constitute a superior offer; and

●

Media General’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and a nationally recognized third party financial advisor, that such acquisition proposal constitutes a superior offer and, after consulting with its outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law.

In addition, Media General’s board of directors may change its recommendation other than in connection with a superior offer prior to the approval of the transaction by Media General’s shareholders in response to an intervening event (i.e., a development that was neither known to the Media General board of directors or to Media General’s chief executive officer or chief financial officer nor reasonably foreseeable as of September 7, 2015), if:

●

Media General’s board of directors determines in its good faith business judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under applicable law;

●	Media General provides four business days prior notice to Meredith that it intends to take such action and the reasons for such action;

●

to the extent requested by Meredith during the applicable notice period, Media General negotiates in good faith with Meredith with respect to any revisions to the merger agreement so that such intervening event would no longer necessitate such a change in recommendation; and

●

Media General’s board of directors continues to believe, following any such negotiations with respect to revisions, in its good faith business judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law.

       Unless the merger agreement is terminated, Media General’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Media General, and Media General will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Unless the merger agreement is terminated before the Media General special meeting, Media General will notify its shareholders before the Media General special meeting if the board of directors of Media General has changed its recommendation with respect to the MG share issuance proposal, the MG amendment proposal and/or the MG adjournment proposal. Despite any such change of recommendation, Media General’s shareholders will be asked to vote on such proposals at the Media General special meeting.

Director and Officer Indemnification and Insurance

Meredith Media General will cause the Meredith Surviving Corporation or any applicable subsidiary thereof to indemnify and hold harmless all past and present directors and officers of Meredith or such subsidiary following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or Meredith, a government entity or any other person, for acts or omissions occurring at or prior to such closing (including in connection with the approval of the merger agreement and the closing of the transaction), and advance to such persons their legal costs and other expenses, subject to an undertaking by any such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Media General and Meredith agreed that all rights to indemnification from liabilities for acts or omissions occurring at or prior to the effective time of the Meredith Merger existing prior thereto in favor of the current or former directors and officers of Meredith or any of its subsidiaries will survive the transaction. For six years following the closing of the transaction, the articles of incorporation and bylaws of the Meredith Surviving Corporation will contain indemnification provisions no less favorable to the directors and officers than those existing prior to the closing of the transaction.

Meredith may purchase a six-year period “tail” insurance policy of at least the same coverage and amounts and containing provisions no less favorable to the directors and officers of Meredith or its subsidiaries as Meredith’s and its subsidiaries’ existing insurance policy or policies, provided that the premium for any such tail policy will not exceed 300% of the aggregate annual amounts currently paid by Meredith and its subsidiaries for such insurance. If Meredith does not purchase a tail policy prior to the closing of the transaction, Meredith Media General or the Meredith Surviving Corporation will purchase a tail policy, provided that the premium for any such tail policy will not exceed 300% of the aggregate annual amounts currently paid by Meredith and its subsidiaries for such insurance.

Employee Benefits

After the closing of the transaction, the employees of Media General and its subsidiaries and the employees of Meredith and its subsidiaries that become employees of Meredith Media General and its subsidiaries will continue to participate and have coverage (or be offered participation and coverage) in Media General’s and Meredith’s respective benefits plans or in the benefit plans adopted or implemented by Meredith Media General or its subsidiaries following closing of the transaction. For purposes of eligibility, vesting and benefit accruals, continuing Media General and Meredith employees enrolled in any benefit plan implemented by Meredith Media General will be credited service to the same extent service was credited under the analogous Media General or Meredith benefit plan (except such service credit will not apply with respect to benefit accruals for defined benefit plans or plans which provide post-retirement health or welfare benefits or to the extent that such credit would result in a duplication of benefits with respect to the same period of service or with respect to new plans maintained by Meredith Media General for which prior service is not taken into account or with respect to plans for which participation and/or service is frozen). Meredith Media General and its subsidiaries have agreed to honor the accrued and vested obligations of Media General and Meredith and their subsidiaries under such benefit plans.

To the extent that any employee of Media General becomes eligible to participate in a benefit plan of Meredith or a new benefit plan, or any employee of Meredith becomes eligible to participate in a benefit plan of Media General or a new benefit plan, Meredith Media General will use commercially reasonable efforts to cause each plan to waive any preexisting condition limitations to the extent that such conditions are covered under the plans of Media General or Meredith, as applicable, honor deductibles and co-payment expenses incurred by such employees during the portion of the calendar year prior to participation, and waive any waiting period limitations, in each case to the extent that any such employee of Media General or Meredith had satisfied any similar limitation or requirement under an analogous medical, dental or health care insurance plan of Media General or Meredith, as applicable.

Other Covenants and Agreements

Shareholder Meetings

As promptly as practicable following the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, Media General will hold a duly called meeting of its shareholders to consider and vote on the MG share issuance proposal and the MG amendment proposal, provided that the record date for such meeting will be made in consultation with Meredith, will be no later than 10 days after the date on which such registration statement is declared effective (or such later time as may be required by applicable law) and such meeting will be held within 40 days of such record date. Unless the merger agreement is terminated, Media General’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Media General, and Media General will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Media General will not, without the prior written consent of Meredith, adjourn or postpone its shareholder meeting (except, after consultation with Meredith, in accordance with applicable law).

As promptly as practicable following the effectiveness of the registration statement to which this joint proxy statement/prospectus relates, Meredith will hold a duly called meeting of its shareholders to consider and vote on the Meredith merger proposal, provided that the record date for such meeting will be made in consultation with Media General, will be no later than 10 days after the date on which such registration statement is declared effective and such meeting will be held within 40 days of such record date. Unless the merger agreement is terminated, Meredith’s obligation to hold a meeting of its shareholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Meredith, and Meredith will not submit any acquisition proposal (other than the transaction) to the vote of its shareholders. Meredith will not, without the prior written consent of Media General, adjourn or postpone its shareholder meeting (except, after consultation with Media General, in accordance with applicable law).

Meredith and Media General will use their reasonable best efforts to schedule their respective shareholder meetings to occur on the same date.

Efforts to Consummate the Transaction

Media General and Meredith each agreed to use reasonable best efforts, in connection with the transaction, to:

●	obtain any required consents, approvals, waivers and authorizations of any governmental entity or other third party;

●	make all required filings and submissions with any governmental entity or other third party;

●

cooperate with the other party in determining which filings are required to be made prior to the closing with, and which material consents and approvals are required to be obtained prior to the closing from, governmental entities or other third parties in connection with the merger agreement and the transaction; and

●	cause the conditions to the transaction to be satisfied and all actions necessary to consummate the transaction to be taken.

Media General and Meredith will jointly coordinate interactions with governmental entities, including in connection with the HSR Act, Communications Act and the FCC Rules.

Notwithstanding the foregoing, the obligations of Media General and Meredith described above will not be construed to require Meredith Media General, Media General, Meredith or any of their respective subsidiaries to take, or agree to take, any regulatory action, unless (i) such action will be conditioned upon the consummation of the Meredith Merger and the transaction contemplated by the merger agreement and (ii) all such regulatory actions, individually or in the aggregate (excluding the contemplated station divestitures), would not reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of a company the size of (and with results of operations equal to those of) Meredith and its subsidiaries, taken as a whole, but aggregating the impact of such regulatory actions on Meredith Media General, Media General, Meredith and their subsidiaries. Senior executives of Media General shall consult in good faith with senior executives of Meredith with respect to any regulatory action that is not an agreed regulatory divestiture, and neither party will be permitted to take any regulatory actions that would be reasonably be expected to materially delay or impede receipt of FCC or other regulatory approval or the consummation of the regulatory actions or mergers.

Financing

Each of Media General, Meredith Media General and Merger Sub 2 has agreed to use its reasonable best efforts to obtain the transaction financing at the closing (taking into account the marketing period) and not to, without the prior written consent of Meredith, amend or waive any provision of the debt commitment letter that would reasonably be expected to delay, prevent or make less likely the funding of the transaction financing (other than to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or to implement or exercise any “market flex” provisions contained in the fee letter executed in connection with the debt commitment letter) or extend the marketing period under the debt commitment letter.

Prior to the closing, Meredith has agreed that it will and will cause its subsidiaries to, and will use its commercially reasonable best efforts to cause its and its subsidiaries’ representatives to, provide to Media General and Meredith Media General such cooperation in connection with the transaction financing, and also with respect to an exchange offer for the Media General 2022 Notes pursuant to a registration rights agreement dated November 5, 2014, as amended, between LIN Television, RBC Capital Markets, LLC, and the other parties party thereto, in each case, as may be reasonably requested by Media General. For more information on the exchange offer, see “The Transaction – Financing of the Transaction – LIN Television’s 5.875% Senior Notes Due 2022” beginning on page [●].

Meredith has also agreed, no later than 30 days following the closing date, to provide the requisite notices in connection with the mergers pursuant to certain promissory notes governing the Meredith 2018 Notes, Meredith 2022 Notes and Meredith 2024 Notes.

Under the merger agreement, Meredith is not obligated to incur any fees or liabilities with respect to the financing prior to the closing. Media General has agreed to indemnify and hold harmless Meredith, its subsidiaries, and their respective representatives from and against all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by any of them in connection with cooperation related to the financing and to reimburse Meredith for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Meredith in connection with its cooperation related to the financing.

Transaction Litigation

Media General and Meredith must each promptly notify the other of any actions, suits, claims or proceedings commenced against it or its officers or directors in connection with the merger agreement and the transaction. Media General and Meredith will give each other the opportunity to consult with it regarding the defense of such matters and not settle any such matters without the consent of the other party.

Stock Exchange Delisting

Media General and Meredith agree to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Meredith common stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination will not be effective until the effective time of the Meredith Merger.

Advise of Changes

Media General must promptly advise Meredith of any change or event that (i) could have a material adverse effect on Media General, or (ii) it believes would or would be reasonably likely to cause a material breach of any of Media General’s representations and warranties or covenants contained in the merger agreement. Meredith must promptly advise Media General of any change or event that (i) could have a material adverse effect on Meredith, or (ii) it believes would or would be reasonably likely to cause a material breach of any of Meredith’s representations and warranties or covenants contained in the merger agreement. A failure by either party to advise the other of such change or event does not affect the representations and warranties or covenants contained in the merger agreement and does not independently constitute a failure of any condition to closing under the merger agreement.

Tax Matters

Each of Media General and Meredith must use its reasonable best efforts to obtain from its tax counsel a written opinion dated as of the closing date to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code (and any similar opinion to be delivered in connection with the filing of the registration statement to which this joint proxy statement/prospectus relates), and deliver a tax representation letter containing representations reasonably necessary or appropriate to enable tax counsel to Media General and Meredith to render such opinions. Until the effective time of the Meredith Merger, none of Media General, Meredith or any of their respective subsidiaries will knowingly (i) take any action or fail to take any reasonable action, as a result of which the Media General Merger and the Meredith Merger, taken together, are reasonably likely to fail to qualify as a transaction described in Section 351 of the Code or (ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action described in clause (i).

Section 16 Matters

Meredith Media General, Media General and Meredith must take all commercially reasonable steps as may be necessary to cause the transaction to be exempt under Rule 16b-3 of the Exchange Act.

Conditions to the Transaction

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Media General and Meredith to consummate the transaction:

●	expiration or termination of the waiting period under the HSR Act;

●	receipt of all necessary consents from the FCC;

●	the requisite approvals of the Media General shareholders and the Meredith shareholders shall have been obtained;

●	absence of any order or injunction in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

●

either Meredith shall have divested WALA-TV to a person not party to the merger agreement, such that the consummation of the mergers will not involve the acquisition by Media General of any part of WALA-TV, or the restrictions in the final judgment entered by the United States District Court for the District of Columbia in the matter of United States v. Media General and LIN Media, LLC, in case no. 14-cv-1823, dated January 13, 2015, relating to Media General’s reacquisition of WALA-TV shall have ceased to be in effect;

●	the SEC shall have declared the registration statement to which this joint proxy statement/prospectus relates effective and no stop order suspending effectiveness shall have been issued;

●	the shares of New Holdco voting common stock to be issued in connection with the transaction shall have been approved for listing on the NYSE, subject to an official notice of issuance;

●	the Media General charter amendment shall have been filed, become effective, and be in full force and effect prior to the effective time of the Media General Merger;

●

the accuracy of the representations and warranties of the other party (with exceptions for certain inaccuracies that are not reasonably expected to result in additional liability to Media General, Meredith and their affiliates, individually or in the aggregate, of more than $2 million, or to result in former holders of Media General capital stock and equity awards holding additional equity in Meredith Media General worth, in the aggregate, more than $2 million, or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

●	the performance in all material respects by each party of all obligations required to be performed by it under the merger agreement and receipt of an officer’s certificate to that effect;

●

no event or change that would be reasonably likely to have a material adverse effect on the other party shall have occurred since September 7, 2015 and the receipt of an officer’s certificate to that effect;

●	third-party consents under certain material contracts shall have been obtained; and

●

receipt by each party of a written opinion from its tax counsel to the effect that for U.S. federal income tax purposes the Media General Merger and the Meredith Merger, taken together, will qualify as a transaction described in Section 351 of the Code.

Termination

The merger agreement may be terminated at any time prior to the consummation of the transaction:

●	by mutual consent of Media General and Meredith in a written instrument;

●	by either Media General or Meredith:

●

if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the transaction unlawful, provided that the terminating party must have complied with certain of its obligations under the merger agreement with respect to such order;

●

if the special meeting of Media General’s shareholders or Meredith’s shareholders (including any adjournments and postponements thereof) is held and completed and the shareholder approvals required with respect to the transaction were not obtained;

●

if the closing of the transaction has not occurred on or before September 7, 2016 (however, if the only conditions not satisfied are the expiration or termination of the waiting period under the HSR Act and the receipt of all necessary consents from the FCC, then the outside date will be automatically extended to December 6, 2016), subject to an automatic five business day extension if the marketing period has not ended by the last business day before the outside date, unless the failure to close by such date is due to the failure of the terminating party to perform its covenants and agreements contained in the merger agreement; or

●	if the other party fails to consummate the closing within three business days after the day such party was required to do so under the merger agreement;

●	by Media General:

●

if the closing conditions relating to the accuracy of Meredith’s representations and warranties or fulfillment of Meredith’s covenants cannot be satisfied due to a breach by Meredith of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to the outside date; or

●

at any time prior to the special meeting of Meredith’s shareholders, if (i) Meredith has breached its obligations or failed to perform in any material respect its obligations with respect to its special meeting or its no solicitation obligations, (ii) Meredith’s board of directors fails to include its recommendation in the joint proxy statement/prospectus or changes its recommendation, or (iii) Meredith’s board of directors fails to reaffirm its recommendation within 10 business days after Media General’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Meredith becoming public (provided that Media General may only terminate pursuant to (ii) or (iii) above for a 10 business day period following such event or the expiry of such 10 business day period); or

●	by Meredith:

●

if the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s or the merger subsidiaries’ covenants cannot be satisfied due to a breach by Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of the outside date or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to outside date;

●

at any time prior to the special meeting of Media General’s shareholders, if (i) Media General has breached or failed to perform in any material respect its obligations with respect to its special meeting or its no solicitation obligations, (ii) Media General’s board of directors fails to include its recommendation in the joint proxy statement/prospectus or changes its recommendation, or (iii) Media General’s board of directors fails to reaffirm its recommendation within 10 business days after Meredith’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Media General becoming public (provided that Meredith may only terminate pursuant to (ii) or (iii) above for a 10 business day period following such event or the expiry of such 10 business day period); or

●

at any time prior to approval of the transaction by Meredith’s shareholders, in order to enter into a definitive agreement to accept a superior offer as further described in “Termination by Meredith in Connection with a Superior Offer” above, so long as Meredith pays the termination fee described below in “Termination Fee.”

Termination Fee

Media General must pay to Meredith a termination fee of $60 million if:

●

Meredith terminates the merger agreement due to (i) a breach by Media General of its obligations with respect to its special meeting or its no solicitation obligations, (ii) a failure by Media General’s board of directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation, or (iii) a failure of Media General’s board of directors to reaffirm its recommendation within 10 business days after Meredith’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Media General becoming public (provided that Meredith may only terminate pursuant to (ii) or (iii) above for a 10 business day period following such event or the expiry of such 10 business day period);

●

Media General or Meredith terminates the merger agreement because the transaction has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to Media General shall have been made and such acquisition proposal has not been withdrawn and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

●

Media General or Meredith terminates the merger agreement because Media General’s shareholders do not approve the transaction and (i) prior to the special meeting of Media General’s shareholders an acquisition proposal with respect to Media General shall have been publicly made and such acquisition proposal has not been withdrawn prior to such special meeting and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated (except that the termination fee of $60 million will be reduced by the amount of the termination fee of $15 million described below); or

●

Meredith terminates the merger agreement because (x) the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s or the merger subsidiaries’ covenants cannot be satisfied due to a breach by Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of September 7, 2016 or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to September 7, 2016, and (y)(i) prior to such termination a bona fide acquisition proposal with respect to Media General shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Media General completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

Media General must pay to Meredith a termination fee of $15 million if:

●	Media General or Meredith terminates the merger agreement because Media General’s shareholders do not approve the transaction.

●	If paid, the $15 million termination fee would be credited against any $60 million termination fee that Media General subsequently is required to pay Meredith.

In no case will Media General be required to pay to Meredith a termination fee in excess of $60 million.

Meredith must pay Media General a termination fee of $60 million if:

●

Media General terminates the merger agreement due to (i) a breach by Meredith of its obligations with respect to its special meeting or its no solicitation obligations, (ii) a failure by Meredith’s board of directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation, or (iii) a failure of Meredith’s board of directors to reaffirm its recommendation within 10 business days after Media General’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Meredith becoming public (provided that Media General may only terminate pursuant to (ii) or (iii) above for a 10 business day period following such event or the expiry of such 10 business day period);

●	Meredith terminates the merger agreement to enter into an agreement with respect to a superior offer, as described in “Termination by Meredith in Connection with a Superior Offer” above;

●

Media General or Meredith terminates the merger agreement because the transaction has not been consummated by the outside date and (i) prior to such termination a bona fide acquisition proposal with respect to Meredith shall have been made and such acquisition proposal has not been withdrawn and (ii) on or prior to the first anniversary of such termination Meredith completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated;

●

Media General terminates the merger agreement because Meredith’s shareholders do not approve the transaction and (i) prior to the special meeting of Meredith’s shareholders an acquisition proposal with respect to Meredith shall have been publicly made and such acquisition proposal has not been withdrawn prior to such special meeting and (ii) on or prior to the first anniversary of such termination Meredith completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated (except that the termination fee of $60 million will be reduced by the amount of the termination fee of $15 million described below); or

●

Media General terminates the merger agreement because (x) the closing conditions relating to the accuracy of Meredith’s representations and warranties or fulfillment of Meredith’s covenants cannot be satisfied due to a breach by Meredith of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of September 7, 2016 or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to September 7, 2016, and (y)(i) prior to such termination a bona fide acquisition proposal with respect to Meredith shall have been publicly made and not withdrawn and (ii) on or prior to the first anniversary of such termination Meredith completes an acquisition transaction or enters into a definitive agreement with respect to an acquisition transaction that is subsequently consummated.

 Meredith must pay Media General a termination fee of $15 million in the aggregate if Media General or Meredith terminates the merger agreement because Meredith’s shareholders do not approve the transaction.

If paid, the $15 million termination fee would be credited against any $60 million termination fee that Meredith subsequently is required to pay Media General.

In no case will Meredith be required to pay to Media General a termination fee in excess of $60 million.

Expenses

Other than as described above in “Termination Fee,” whether or not the transaction is consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transaction will be borne by the party incurring such expenses, except that (i) Media General and Meredith will each be responsible for 50% of the filing fees related to filings with the FCC and under the HSR Act, and (ii) Media General will reimburse Meredith for all reasonable costs and expenses (including reasonable attorneys’ fees) incurred by Meredith and its subsidiaries (and its and their respective representatives) in connection with cooperation in connection with the transaction financing.

Amendment

Subject to applicable law and except for the D&O indemnification and insurance provisions, the merger agreement may be amended at any time by written agreement of Media General and Meredith, whether before or after approval by the shareholders of Media General or Meredith. However, certain customary provisions, including those regarding governing law, jurisdiction, third-party beneficiaries and non-recourse may not be amended in a manner that is adverse to any debt financing source without the prior written consent of such debt financing source.

Extension of Time and Waiver

At any time prior to the effective time of the Meredith Merger, the parties may:

●	extend the time for the performance of any of the obligations of the other party;

●	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

●	waive compliance with any of the agreements of the other party or conditions contained in the merger agreement.

An extension or waiver or failure to insist on strict compliance with an obligation, covenant or agreement in the merger agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Description of the Standard General Voting Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the voting agreement entered into by certain shareholders of Media General. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates. We urge you to read the entire voting agreement.

On September 7, 2015, in connection with the execution of the merger agreement, Media General, Meredith, Standard General Fund, L.P. and Standard General Communications, LLC entered into the SG voting agreement. As of the record date, the SG shareholders held (in the aggregate) approximately 14.5% of the outstanding shares of Media General common stock.

Pursuant to the terms of the SG voting agreement, prior to the earlier of the effective time of the Meredith Merger or the termination of the merger agreement, the SG shareholders agreed to vote or execute consents with respect to the shares of Media General voting common stock owned by them (i) in favor of the MG share issuance proposal and the MG amendment proposal and (ii) against (a) any acquisition proposal with respect to Media General or any other merger, consolidation, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, winding up or any other business combination with respect to Media General or its subsidiaries other than the transaction contemplated by the merger agreement, (b) any transaction that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation of Media General contained in the merger agreement or of an SG shareholder contained in the SG voting agreement, (c) any action, proposal, transaction or agreement that is intended to or would reasonably be expected to prevent, delay or adversely affect the transaction, or (d) any amendment to the Media General organization documents other than that contemplated by the MG amendment proposal.

The voting obligations described above will be extended for 180 days following a termination of the merger agreement by:

●

Meredith, because the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s or the merger subsidiaries’ covenants cannot be satisfied due to a breach by Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured by the earlier of September 7, 2016 or within 30 days of notice of such breach, or which by its nature or timing cannot be cured prior to September 7, 2016;

●	Media General or Meredith, because Media General’s shareholders do not approve the transaction;

●

Meredith, due to (i) a breach in any material respect by Media General of its obligations with respect to its special meeting or its no solicitation obligations, (ii) a failure by Media General’s board of directors to include its recommendation in the joint proxy statement/prospectus or if it changes its recommendation, or (iii) a failure of Media General’s board of directors to reaffirm its recommendation within 10 business days after Meredith’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) with respect to Media General becoming public; or

●	Meredith, because Media General fails to consummate the transaction within three business days after the day Media General was required to do so under the merger agreement.

Additionally, the SG shareholders agreed not to transfer any Media General voting common stock held by them prior to the earlier of approval by the Media General shareholders of the MG share issuance proposal and the MG amendment proposal or the termination of the merger agreement in accordance with its terms, other than (i) with the prior written consent of Meredith or (ii) to a transferee, so long as (a) such a transferee executes a customary joinder to the SG voting agreement agreeing to be bound by its terms until the earlier of approval by the Media General shareholders of the MG share issuance proposal and the MG amendment proposal or the termination of the merger agreement in accordance with its terms, (b) the transferring SG shareholder remains responsible for the transferee’s obligations under the SG voting agreement and (c) any such transfer of Media General voting common stock will not result in the conversion of such shares to Media General non-voting common stock.

Except as permitted under the merger agreement, the SG shareholders also agreed to (and to cause their respective representatives to) cease all discussions with any person relating to any acquisition proposal or acquisition inquiry in respect of Media General and agreed not to (and to cause their respective representatives not to) prior to the earlier of the effective time of the Meredith Merger and the termination of the merger agreement in accordance with its terms, subject to the 180-day extension described above, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for Media General, (ii) furnish any non-public information regarding Media General or any of its subsidiaries to any person who has made an acquisition inquiry or acquisition proposal for Media General, (iii) engage in discussions or negotiations with any person who has made any acquisition inquiry or acquisition proposal for Media General (other than discussions in the ordinary course of business that are unrelated to an acquisition inquiry or acquisition proposal), (iv) approve, endorse or recommend any acquisition inquiry or acquisition proposal for Media General or withdraw or propose to withdraw its approval and recommendation in favor of the merger agreement and the transaction contemplated thereby or (v) enter into any agreement with respect to any acquisition transaction for Media General. However, the SG shareholders may engage in such actions to the extent such actions would be permitted to be taken by Media General pursuant to the merger agreement.

The SG voting agreement automatically terminates upon the earlier of (i) the effective time of the Meredith Merger and (ii) the termination of the merger agreement in accordance with its terms, subject to the 180-day extension described above in the event that the merger agreement is terminated in one of the situations described above.

Description of the Meredith Shareholders’ Voting Agreement

This section of the joint proxy statement/prospectus describes certain material terms of the Meredith voting agreement entered into by certain shareholders of Meredith. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and filed as an exhibit to the registration statement to which this joint proxy statement/prospectus relates. We urge you to read the entire Meredith voting agreement.

On September 7, 2015, in connection with the execution of the merger agreement, Media General, Meredith, Montage New Holdco, Inc. and the Meredith supporting shareholders, entered into the Meredith voting agreement.

Pursuant to the terms of the Meredith voting agreement, the Meredith supporting shareholders controlling less than 1% of the issued and outstanding shares of Meredith common stock and approximately 63% of the issued and outstanding shares of Meredith Class B stock agreed to vote or execute consents in favor of the approval and adoption of the merger agreement and the transaction contemplated thereby and against (i) any acquisition proposal with respect to Meredith or its subsidiaries or any other merger, consolidation, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, winding up or any other business combination other than the transaction contemplated by the merger agreement, (ii) any action or proposal to amend the Meredith organizational documents, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or other obligation of Meredith contained in the merger agreement or of such Meredith supporting shareholders contained in the Meredith voting agreement and (iv) any action, proposal, transaction or agreement involving Meredith or its subsidiaries that is intended to or would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the mergers or the transaction. In addition, the Meredith supporting shareholders agreed not to transfer any Meredith common stock or Meredith Class B stock held by them prior to the earlier of the Meredith Merger or the termination of the merger agreement other than (i) pursuant to the merger agreement in accordance with its terms, (ii) with the prior written consent of Media General, (iii) a transfer of up to 100,000 shares of Meredith common stock or Meredith Class B stock in the aggregate pursuant to an exemption from registration under the Securities Act (including Rule 144), and (iv) certain transfers to affiliates and permitted transferees so long as (A) such a transferee executes a customary joinder to the Meredith voting agreement agreeing to be bound by its terms, (B) the transferring Meredith supporting shareholder remains responsible for the transferee's obligations under the Meredith voting agreement and (C) if the shares being transferred are shares of Meredith Class B stock, the transfer will not result in the conversion of such shares to shares of Meredith common stock. The Meredith supporting shareholders also agreed not to, prior to the earlier of the Meredith Merger or the termination of the merger agreement, convert any shares of Meredith Class B stock into shares of Meredith common stock.

Except as permitted under the merger agreement, the Meredith supporting shareholders also agreed to (and to cause their respective representatives to) cease all discussions with any person relating to any acquisition proposal or acquisition inquiry in respect of Meredith and agreed not to (and to cause their respective representatives not to) prior to the earlier of the Meredith Merger or the termination of the merger agreement, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for Meredith, (ii) furnish any non-public information regarding Meredith or any of its subsidiaries to any person who has made an acquisition inquiry or acquisition proposal for Meredith, (iii) engage in discussions or negotiations with any person who has made any acquisition inquiry or acquisition proposal for Meredith (other than discussions in the ordinary course of business that are unrelated to an acquisition inquiry or acquisition proposal), (iv) approve, endorse or recommend any acquisition inquiry or acquisition proposal for Meredith or withdraw or propose to withdraw its approval and recommendation in favor of the Meredith voting agreement and the merger agreement and the transaction contemplated thereby or (v) enter into any agreement with respect to any acquisition transaction for Meredith. However, the Meredith supporting shareholders may engage in such actions to the extent such actions would be permitted to be taken by Meredith pursuant to the merger agreement.

The Meredith voting agreement automatically terminates upon the earlier of the effective time of the Meredith Merger or the termination of the merger agreement in accordance with its terms.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On December 19, 2014, Media General and LIN were combined in the LIN merger. Also on that date, in connection with the LIN merger, Media General and LIN swapped or otherwise divested certain stations.

The unaudited pro forma condensed combined financial information for the year ended December 31, 2014 and for the nine months ended and as of September 30, 2015 has been derived from the historical consolidated financial statements of Media General for the year ended December 31, 2014 and for the nine months ended and as of September 30, 2015, the historical consolidated financial statements of LIN Media for the period January 1, 2014 to December 18, 2014, and the historical consolidated financial statements of Meredith for the calendar year ended December 31, 2014 and for the nine months ended and as of September 30, 2015, along with certain adjustments.

Meredith's fiscal year ends on June 30. Therefore the Meredith unaudited historical consolidated financial statement of operations for the calendar year ended December 31, 2014 is derived by combining the first six months of Meredith’s fiscal year 2015 and the last six months of Meredith’s fiscal year 2014. Meredith’s unaudited historical consolidated financial statement of operations for the nine months ended September 30, 2015, is derived by combining the financial data from the last six months of Meredith’s fiscal year 2015 and the financial data from the first three months of Meredith’s fiscal year 2016.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 have been prepared as though the LIN merger and the Meredith Merger occurred as of January 1, 2014. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015 have been prepared as though the Meredith Merger occurred as of January 1, 2014, and the unaudited pro forma condensed combined balance sheet information at September 30, 2015 has been prepared as if the Meredith Merger occurred as of September 30, 2015.

The pro forma adjustments give effect to events that are (1) directly attributable to the mergers, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined company’s results. The pro forma adjustments are based on available information and assumptions that Media General’s and Meredith's managements believe are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company would have been had the LIN merger and the Meredith Merger occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that the managements of Media General and Meredith believe could have been achieved had the LIN merger and the Meredith Merger been completed on the dates assumed.

The Meredith Merger will be accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Media General’s and Meredith’s managements have evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Meredith Merger and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will acquire Meredith for financial accounting purposes. Accordingly, Media General’s cost to acquire Meredith has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. The allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Media General’s acquisition of Meredith will not be known until the date of closing of the Meredith Merger and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

The actual amounts recorded as of the completion of the Meredith Merger may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

●

changes in Meredith’s net assets between the pro forma balance sheet as of September 30, 2015 and the closing of the Meredith Merger, which could impact the preliminary estimated purchase price or the preliminary estimated fair value as of the effective date of the Meredith Merger;

●	changes in the price of Media General’s common stock;

●	the value of the combined company at the effective date of the Meredith Merger; and

●	other changes in net assets that may have occurred prior to the completion of the Meredith Merger, which could cause material differences in the information presented.

The unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and in conjunction with the consolidated financial statements and related notes of both Media General and Meredith filed with the SEC.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” beginning on page [●] and “Cautionary Note Regarding Forward Looking Statements” beginning on page [●].

	Meredith Media General Pro Forma Condensed Combined Balance Sheet (Unaudited in thousands)
	As of September 30, 2015
	Media General Historical	Meredith Historical	Pro Forma Adjustments		Pro Forma Combined Company
ASSETS

Current assets:

Cash and cash equivalents	$37,802	$29,940	$(45,588)	(a)	$22,154
Trade accounts receivable, net	271,578	278,199	-		549,777
Inventories	-	24,192	-		24,192
Current portion of subscription acquisition costs	-	133,696	(133,696)	(b)	-
Current portion of broadcast rights	-	14,929	(14,929)	(c)	-
Current deferred tax asset	51,629	-	(29,030)	(c)	22,599
Prepaid expenses and other current assets	17,482	39,096	14,929	(c)	71,507
Total current assets	378,491	520,052	(208,314)		690,229

Property and equipment, net	476,217	203,494	41,904	(b)	721,615
Subscription acquisition rights	-	113,075	(113,075)	(b)	-
Broadcast rights	-	5,745	(5,745)	(c)	-
Other assets, net	73,315	70,664	64,665	(a),(c),(f)	208,644
Definite lived intangible assets, net	892,418	967,688	(101,888)	(b),(c)	1,758,218
Broadcast licenses	1,097,100	-	656,000	(b),(c)	1,753,100
Trade names	-	-	274,600	(b),(c)	274,600
Goodwill	1,544,624	998,260	1,313,429	(b)	3,856,313
Total assets	$4,462,165	$2,878,978	$1,921,576		$9,262,719
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade accounts payable	$19,945	$96,946	$42,200	(f)	$159,091
Accrued salaries and wages	26,997	-	41,782	(c)	68,779
Other accrued expenses and other current liabilities	134,380	144,223	(60,033)	(a),(c)	218,570
Current portion of unearned subscription revenues	-	214,968	-		214,968
Current portion of long-term broadcast rights payable	-	15,139	(15,139)	(c)	-
Current installments of long-term debt	3,120	65,625	(47,075)	(a)	21,670
Current installments of obligation under capital leases	876	-	-		876
Total current liabilities	185,318	536,901	(38,265)		683,954

Long-term debt	2,231,694	753,750	1,752,280	(a)	4,737,724
Obligations under capital leases, excluding current installments	14,205	-	-		14,205
Deferred income tax liabilities	354,318	313,156	130,341	(a),(b),(e),(g)	797,815
Retirement and postretirement plans	196,505	-	37,840	(c)	234,345
Unearned subscription rights	-	158,629	-		158,629
Long-term broadcast rights payable	-	7,112	(7,112)	(c)	-
Other liabilities	33,284	163,037	(33,226)	(a),(c)	163,095
Total liabilities	3,015,324	1,932,585	1,841,858		6,789,767

Noncontrolling interests	30,147	-	-		30,147

Shareholders' equity:
Common stock	1,293,835	37,685	1,104,237	(d)	2,435,757
Class B stock	-	6,949	(6,949)	(d)	-
Additional Paid in Capital	-	55,396	(55,396)	(d)	-
Accumulated other comprehensive income (loss)	(36,445)	(14,857)	14,857	(a),(e)	(36,445)
Retained earnings	159,304	861,220	(977,031)	(a),(d),(f)	43,493
Total shareholders' equity	1,416,694	946,393	79,718		2,442,805
Total liabilities, noncontrolling interests and shareholders' equity	$4,462,165	$2,878,978	$1,921,576		$9,262,719

See notes to the pro forma condensed combined financial statements.

(a) Reflects (1) the incurrence of indebtedness and the expenditures of cash necessary to acquire Meredith, (2) the repayment of Meredith's existing debt and settlement of its interest rate swaps, and (3) the redemption of Media General's 6 3∕8% senior notes due 2021 (“Media General’s 2021 Notes). If the Meredith Merger had occurred as of September 30, 2015, the carrying amount of Media General’s long-term debt would have been as follows on a pro forma basis.

(In thousands)
Media General Credit Agreement	$1,541,000
Media General 2022 Notes	400,000
Other borrowings, less unamortized discounts	18,394
Unsecured financing	945,000
Incremental Term B Loan	1,855,000
4,759,394
Less: current installments of long-term debt	21,670
Long-term debt	$4,737,724

(b)     Reflects an adjustment to (1) eliminate capitalized subscription acquisition costs, (2) record identifiable tangible and intangible assets of Meredith at their preliminary estimated fair value, and (3) record goodwill for the excess of cost over fair value of net intangible assets of Meredith. The allocation of purchase price is subject to change as the appraisals are completed and more facts become known.

(c)     Reflects reclassifications to the historical presentation of the Meredith balance sheet to conform to the presentation used in the Media General balance sheet. The adjustments reclassify current and long-term broadcast rights and broadcast rights payable, retirement and postretirement plan liabilities, deferred income taxes, and certain other assets and liabilities.

(d)     Eliminates Meredith’s shareholders’ equity and record an estimate of the fair value of the number of shares of common stock expected to be issued to acquire Meredith (68,980,085) at an estimated stock price of $15.20 per share as of November 9, 2015 and an estimate of the fair value of stock options expected to be issued to certain Meredith employees to replace outstanding Meredith stock options.

(e)     Eliminate accumulated other comprehensive income and associated deferred taxes related to Meredith's pension and postretirement plan liabilities and interest rate swaps.

(f)     Reflects the impact of merger-related expenses on the balance sheet. As of September 30, 2015, the combined merger-related expenses are expected to total approximately $235.0 million, including $60.7 million of deferred financing costs on the new debt issued and $44.2 million of accrued merger-related expenses. The companies incurred $15.8 million of merger-related expenses through September 30, 2015, which is reflected in the historical retained earnings balance.

(g)      Reflects the increase in deferred tax liabilities for the difference between the book and tax basis of assets acquired as a result of purchase accounting.

For purposes of these unaudited Pro Forma Condensed Combined Financial Statements, the estimated purchase price of Meredith was allocated based on preliminary estimated fair value as follows (in thousands):

Estimated purchase price	$3,528,696
Working capital deficit acquired	100,588
Property and equipment	(245,398)
Definite-lived intangible assets	(865,800)
FCC licenses (indefinite lived)	(656,000)
Trade name (indefinite lived)	(274,600)
Other assets acquired	(74,604)
Pension and post-retirement liabilities assumed	37,840
Long term unearned subscription revenues	158,629
Other liabilities assumed	129,811
Deferred income tax liability recorded in conjunction with acquisition	472,527
Excess of cost over fair value of net identifiable assets of acquired businesses	$2,311,689

The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $316.7 million, advertiser relationships of $212.9 million, customer relationships of $275.2 million, subscriber relationships of $45.5 million, and management contracts of $15.5 million. These intangible assets are expected to be amortized over the estimated remaining useful lives of 15 years for network affiliations, six to seven years for advertiser relationships, seven to ten years for customer relationships, six years for subscriber relationships, and five years for management contracts.

The equity component of the purchase price could be materially higher or lower depending on several factors including the share price of Media General voting common stock at the time the Meredith Merger closes. Media General and Meredith estimated that a 10% change in the share price would raise or lower the purchase price and goodwill by approximately $119 million.

Meredith Media General

Pro Forma Condensed Combined Statements of Operations

(Unaudited, in thousands except per share amounts)

	For the Twelve Months Ended December 31, 2014
	Media General				LIN Media				Media General - LIN Merger			Meredith	Meredith – Media General
	Media General Historical	Media General Station Divestitures	Station Acquisitions	Pro Forma Media General	LIN Media Historical 1.1.14 - 12.18.14	LIN Media Station Divestitures	Other (1)	Pro Forma LIN Media	Combined Company Pro Forma Adjustments		Pro Forma Combined Company	Meredith Historical	Combined Company Pro Forma Adjustments		Pro Forma Combined Company
Net operating revenue	$674,963	$(53,011)	$44,750	$666,702	$745,380	$(68,173)	$1,367	$678,574	$-		$1,345,276	$-	$(1,345,276)	(h)	$-
Net operating advertising revenue	-	-	-	-	-	-	-	-	-		-	845,766	915,140	(h)	1,760,906
Circulation	-	-	-	-	-	-	-	-	-		-	309,100	-		309,100
All other	-	-	-	-	-	-	-	-	-		-	373,431	430,136	(h)	803,567
Total net operating revenue	$674,963	$(53,011)	$44,750	$666,702	$745,380	$(68,173)	$1,367	$678,574	$-		$1,345,276	$1,528,297	$-		$2,873,573
Operating costs:
Operating expenses, excluding depreciation expense	221,914	(19,479)	12,369	214,804	287,996	(24,939)	2,148	265,205	-		480,009	576,201	(38,700)	(i)	1,017,510
Selling, general and administrative expenses	171,484	(14,754)	9,328	166,058	178,571	(15,789)	227	163,009	1,351	(a)	330,418	674,956	(30,570)	(h),(i),(j)	974,804
Amortization of program license rights	21,630	(799)	3,088	23,919	26,628	(3,655)	-	22,973	-		46,892	-	14,693	(i)	61,585
Corporate and other expenses	33,007	-	-	33,007	109,855	-	(639)	109,216	(25,646)	(b)	116,577	-	41,362	(h),(i)	157,939
Depreciation and amortization	66,557	(1,956)	4,439	69,040	60,847	(5,942)	242	55,147	34,232	(c)	158,419	63,620	71,726	(i),(k)	293,765
Gain (loss) related to property and equipment, net	(8,935)	(43)	-	(8,978)	399	(21)	-	378	-		(8,600)	-	-		(8,600)
Impairment of intangible assets and goodwill	-	-	-	-	60,867	-	-	60,867	-		60,867	-	10,322	(i)	71,189
Restructuring	-	-	-	-	2,536	-	-	2,536	-		2,536	-	12,166	(i)	14,702
Merger-related expenses	54,202	-	-	54,202	-	-	-	-	(45,241)	(b)	8,961	-	-		8,961
Total operating costs	559,859	(37,031)	29,224	552,052	727,699	(50,346)	1,978	679,331	(35,304)		1,196,079	1,314,777	80,999		2,591,855
Operating income (loss)	115,104	(15,980)	15,526	114,650	17,681	(17,827)	(611)	(757)	35,304		149,197	213,520	(80,999)		281,718
Other income (expense):
Interest expense	(45,704)	-	-	(45,704)	(54,330)	23	(53)	(54,360)	(23,073)	(d)	(123,137)	(15,935)	(109,810)	(l)	(248,882)
Debt modification and extinguishment costs	(3,513)	-	-	(3,513)	-	-	-	-	-		(3,513)	-	-		(3,513)
Gain on sale of stations	42,957	-	-	42,957	-	-	-	-	(42,957)	(e)	-	-	-		-
Other, net	129	-	-	129	(156)	-	1	(155)	-		(26)	-	-		(26)
Total other income (expense)	(6,131)	-	-	(6,131)	(54,486)	23	(52)	(54,515)	(66,030)		(126,676)	(15,935)	(109,810)		(252,421)
Income (loss) before income taxes	108,973	(15,980)	15,526	108,519	(36,805)	(17,804)	(663)	(55,272)	(30,726)		22,521	197,585	(190,809)		29,297
Income tax (expense) benefit	(52,453)	6,391	(6,210)	(52,272)	4,383	10,625	(461)	14,547	12,291	(f)	(25,434)	(69,698)	76,324	(m)	(18,808)
Net income (loss)	56,520	(9,589)	9,316	56,247	(32,422)	(7,179)	(1,124)	(40,725)	(18,435)		(2,913)	127,887	(114,485)		10,489
Income (loss) attributable to noncontrolling interests (included above)	3,014	-	-	3,014	(129)	1,376	-	1,247	1,605	(g)	5,866	-	-		5,866
Net income (loss) attributable to Company	$53,506	$(9,589)	$9,316	$53,233	$(32,293)	$(8,555)	$(1,124)	$(41,972)	$(20,040)		$(8,779)	$127,887	$(114,485)		$4,623
Income (loss) per common share (basic)	$0.59			$0.59				$(0.78)			$(0.07)				$0.02
Weighted average common shares (basic)	89,912			89,912				53,962			129,796		68,980	(n)	198,776
Income (loss) per common share (assuming dilution)	$0.58			$0.58				$(0.78)			$(0.07)				$0.02
Weighted average common shares (assuming dilution)	91,052			91,052				53,962			129,796		72,363	(n)	203,298

See notes to the pro forma condensed combined financial statements.

(1)    Reflects four weeks of data for Federated Media and its adjustments for LIN's purchase of that company.

(a)    Adjusts stock compensation expense for incremental amounts related to equity awards issued to LIN employees as part of the LIN merger.

(b)    Reflects the elimination of LIN and Media General expenses of $25.6 million and $45.2 million, respectively, related to the LIN merger and incurred during the year ended December 31, 2014.

(c)    Reflects the increase in depreciation and amortization expense resulting from the purchase price allocation for tangible and intangible assets to estimated fair value of LIN. Depreciation and amortization is based on estimated remaining useful lives. For the LIN merger, the intangible assets are expected to be amortized over 15 years for network affiliations, seven years for advertiser relationships, eight years for customer relationships, three years for completed technology, 31 years for favorable lease assets, and six years for other intangible assets.

(d)    Adjusts interest expense for the debt used to finance the LIN merger, as if the debt was outstanding for the entire period.

(e)    Reflects the elimination of the $43 million gain recorded on the Media General station divestitures.

(f)     Reflects the tax effect of pro forma adjustments using the statutory rate of approximately 40% in effect for the period presented.

(g)    Reflects the separate presentation of net income attributable to LIN's variable interest entities to be consistent with Media General's accounting policies.

(h)    Reflects the reclassification of certain revenues and expenses of Media General to be consistent with revenue and expenses classification presented.

(i)     Reflects the reclassification of certain operating costs of Meredith to be consistent with Media General's presentation.

(j)     Reflects the adjustment of Meredith pension expense to remove the impact of previous actuarial gains and losses.

(k)    Reflects the increase in the depreciation and amortization expense resulting from the purchase price allocation of tangible and intangible assets to estimated fair value of Meredith. Depreciation and amortization is based on estimated remaining useful lives.

(l)     Reflects adjustments to interest expense for the repayment of the outstanding Meredith debt, the repayment of the Media General 2021 Notes and the new debt issued by Media General to finance the Meredith Merger, based on an assumed weighted blended interest rate of 5.1%. The new debt to be issued by Media General is anticipated to be comprised of $945.0 million of unsecured financing and $1.855 billion of secured term loans. A 0.125% change in the assumed interest rate (on a blended basis) would increase or decrease annualized cash interest expenses by approximately $3.5 million.

(m)   Reflects the tax effect of pro forma adjustments using the statutory rate of approximately 40% in effect for the period presented.

(n)    Assumes that the 69.0 million shares of New Holdco voting common stock estimated to be issued to acquire Meredith were outstanding for the entire period. Diluted common shares include an estimate of the dilutive effect of equity instruments including those expected to be issued to certain Meredith employees to replace outstanding Meredith stock options.

Meredith Media General

Pro Forma Condensed Combined Statements of Operations

(Unaudited, in thousands except per share amounts)

	For the Nine Months Ended September 30, 2015
	Media General	Meredith	Meredith – Media General
	Media General Historical	Meredith Historical	Combined Company Pro Forma Adjustments		Pro Forma Combined Company

Net operating revenue	$938,993	$-	$(938,993)	(a)	$-
Net operating advertising revenue	-	655,765	601,237	(a)	1,257,002
Circulation	-	260,507	-		260,507
All other	-	292,481	337,756	(a)	630,237
Total net operating revenue	$938,993	$1,208,753	$-		$2,147,746
Operating costs:
Operating expenses, excluding depreciation expense	403,537	469,949	(32,156)	(b)	841,330
Selling, general and administrative expenses	238,298	543,587	(24,476)	(b)	757,409
Amortization of program license rights	36,627	-	13,564	(b)	50,191
Corporate and other expenses	37,615	-	30,402	(b)	68,017
Depreciation and amortization	123,286	45,807	56,894	(c)	225,987
Gain related to property and equipment, net	(328)	-	-		(328)
Goodwill impairment	52,862	-	-		52,862
Merger-related expenses	18,907	-	(3,144)	(b)(d)	15,763
Restructuring expenses	1,132	-	-		1,132
Total operating costs	911,936	1,059,343	41,084		2,012,363
Operating income (loss)	27,057	149,410	(41,084)		135,383
Other income (expense):			-
Interest expense	(89,792)	(15,638)	(77,888)	(e)	(183,318)
Debt modification and extinguishment costs	(2,805)	-	-		(2,805)
Other, net	5,939	-	-		5,939
Total other income (expense)	(86,658)	(15,638)	(77,888)		(180,184)

Income (loss) before income taxes	(59,601)	133,772	(118,972)		(44,801)
Income tax (expense) benefit	3,915	(54,908)	47,589	(f)	(3,404)
Net income (loss)	(55,686)	78,864	(71,383)		(48,205)
Income (loss) attributable to noncontrolling interests (included above)	(1,395)	-	-		(1,395)
Net income (loss) attributable to Company	$(54,291)	$78,864	$(71,383)		$(46,810)

Income (loss) per common share (basic)	$(0.42)				$(0.24)

Weighted average common shares (basic)	128,844		68,980	(g)	197,824

Income (loss) per common share (assuming dilution)	$(0.42)				$(0.24)

Weighted average common shares (assuming dilution)	128,844		68,980	(g)	197,824

See notes to the pro forma condensed combined financial statements.

(a)     Reflects the reclassification of revenues of Media General to be consistent with the condensed combined financial statement revenue classification presented.

(b)     Reflects the reclassification of certain operating costs of Meredith to be consistent with Media General's presentation.

(c)     Reflects the increase in the depreciation and amortization expense resulting from the purchase price allocation of tangible and intangible assets to estimated fair value for Meredith. Depreciation and amortization is based on estimated remaining useful lives.

(d)     Reflects the elimination of merger-related expenses incurred by Meredith and Media General.

(e)     Reflects adjustments to interest expense for the repayment of the outstanding Meredith debt, the repayment of the Media General 2021 Notes and the new debt issued by Media General to finance the Meredith Merger, based on an assumed weighted blended interest rate of 5.1%. The new debt to be issued by Media General is anticipated to be comprised of $945.0 million of unsecured financing and $1.855 billion of secured term loans. A 0.125% change in the assumed interest rate (on a blended basis) would increase or decrease annualized cash interest expenses by approximately $3.5 million.

(f)     Reflects the tax effect of pro forma adjustments using the statutory rate of approximately 40% in effect for the period presented.

(g)    Assumes that the 69.0 million shares of New Holdco voting common stock estimated to be issued to acquire Meredith were outstanding for the entire period. Diluted common shares include an estimate of the dilutive effect of equity instruments including those expected to be issued to certain Meredith employees to replace outstanding Meredith stock options. For the nine months ending September 30, 2015, the pro forma combined company has excluded 4.7 million shares of New Holdco voting common stock issuable for share options and restricted shares from the calculation of dilutive earnings per share, because the net loss causes those shares to be anti-dilutive.

****

The unaudited pro forma condensed combined financial information does not reflect certain events that have occurred or may occur after the Meredith Merger. As such, the combined company’s financial statements may be materially different than the unaudited pro forma condensed combined financial information presented. The following material items are not reflected in the unaudited pro forma condensed combined financial information:

1.     Media General and Meredith expect to swap or otherwise divest certain television stations as part of the process of obtaining regulatory approvals for the Meredith Merger in the following markets: Portland, Oregon; Nashville, Tennessee; Hartford-New Haven, Connecticut; Greenville-Spartanburg, South Carolina-Asheville, North Carolina; Mobile, Alabama; and Springfield-Holyoke, Massachusetts.

Because the stations that will be swapped or otherwise divested are not yet known, the pro forma financial statements do not reflect any adjustments to pro forma revenue and expenses.

2.     Meredith Merger transaction costs are excluded from the statement of operations and are reflected on the balance sheet as an adjustment as required by the pro forma rules. GAAP requires these costs to be recorded as period expenses.

3.     The pro forma condensed combined statements of operations reflect historical income tax expense of the respective companies and the tax effect of pro forma adjustments at the statutory rate. The effective tax rate of the combined company is expected to be closer to the statutory rate.

4.     Following the Meredith Merger, operating synergies of approximately $85 million are estimated to be achieved. These operating synergies are not reflected in the pro forma condensed combined statement of operations.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Directors of Meredith Media General

Under the terms of the merger agreement, at the closing of the transaction, Meredith Media General’s initial board of directors will be comprised of 12 members, consisting of 8 directors designated by Media General and 4 directors designated by Meredith. In addition, the non-executive Chairman of the board of directors of Meredith Media General will be J. Stewart Bryan III, Media General’s current non-executive Chairman. As of the date of this joint proxy statement/prospectus, Media General and Meredith have not determined which individuals will be designated to the board of directors of Meredith Media General.

Executive Officers of Meredith Media General

The following table sets forth the name, age and title of each of the persons who are currently expected to be executive officers of the combined company upon the closing of the mergers.

Name, Age	Position
Steven M. Lacy, [61]	President and Chief Executive Officer
Joseph H. Ceryanec, [54 ]	Chief Financial Officer
John S. Zieser, [56]	Chief Development Officer
Andrew C. Carington, [47]	General Counsel
Thomas H. Harty, [52]	President, National Media Group
Paul A. Karpowicz, [62]	President, Local Media Group
Deborah A. McDermott, [60]	Chief Operating Officer, Local Media Group
Brett E. Jenkins, [45]	Chief Technology Officer, Local Media Group

Below is the biographical information for the foregoing persons and the currently expected Chairman of the board of directors of the combined company:

J. Stewart Bryan III, age 77. Mr. Bryan has been a director of Media General since 1974. Mr. Bryan is the Chairman of the board of directors and has served in that capacity for more than seven years. He retired as an employee of Media General in 2008 and was Media General’s Chief Executive Officer from 1990 to July 2005; President from 1990 to 2001; and between 1985 and 1990, variously served as Vice Chairman of the board, Chief Operating Officer and Executive Vice President of Media General. He was the publisher of the Richmond Times-Dispatch from 1978 to 2005.

Steven M. Lacy. Mr. Lacy is Chairman of the Board and Chief Executive Officer of Meredith and was elected to his current position on February 1, 2010. Mr. Lacy joined Meredith in 1998 as Vice President and Chief Financial Officer. He was promoted to President of the National Media Group in 2000, elected to the Board and named President and Chief Operating Officer in 2004 and elected President and Chief Executive Officer in 2006. Mr. Lacy joined the board of directors of Hormel Foods Corporation in September 2011, serving as the Chairman of the Compensation Committee and as a member of the Audit Committee. Mr. Lacy also joined the board of directors of Great Western Bancorp, Inc. in June 2015, serving as the Chairman of the Governance and Nominating Committee and as a member of the Compensation Committee.

Joseph H. Ceryanec. Mr. Ceryanec has served as Vice President and Chief Financial Officer of Meredith since October 2008. Prior to joining Meredith, Mr. Ceryanec held increasingly responsible positions in the financial operation of McLeodUSA, a telecommunications company, from 1996 to 2008, including Corporate Controller, Treasurer, Chief Accounting Officer and Chief Financial Officer.

John S. Zieser. Mr. Zieser has served as Chief Development Officer, General Counsel and Secretary of Meredith since 2006. Prior to joining Meredith in 1999, Mr. Zieser was Group President at First Data Merchant Services, a subsidiary of First Data Corporation. Prior to that, Mr. Zieser was with the law firm of Sullivan & Cromwell LLP, where he specialized in U.S. and international mergers, acquisitions, venture capital and private equity transactions.

Andrew C. Carington. Mr. Carington has been Vice President, General Counsel and Secretary of Media General since October 2011. He served as Associate General Counsel of Media General from 2006 to September 2011; Counsel from 2001 to 2006; and Counsel – Georgia Pacific from 1999 to 2001. From 1995 to 1999, Mr. Carington was an associate at Huff, Poole & Mahoney PC.

Thomas H. Harty. Mr. Harty is President-National Media Group of Meredith. Prior to assuming his current position in 2010, Mr. Harty served in a number of roles at Meredith since joining the company in 2004. Prior to joining Meredith, Mr. Harty was Senior Vice President, General Manager for The Golf Digest Companies.

Paul A. Karpowicz. Mr. Karpowicz has served as President-Local Media Group of Meredith since 2005. Prior to joining Meredith in 2005, Mr. Karpowicz was employed in several roles by LIN Media over 20 years.

Deborah A. McDermott. Ms. McDermott has been Senior Vice President and Chief Operating Officer of Media General since December 2014. Ms. McDermott served as CEO of Young since January 2013 and as President of Young since 2004. She served on the Young board of directors and its Audit Committee from April 2004 to August 2009. Prior to being named President of Young, Ms. McDermott served as Executive Vice President/Operations for Young.

Brett E. Jenkins. Mr. Jenkins has been Vice President and Chief Technology Officer of Media General since December 2014. Mr. Jenkins served as Vice President Chief Technology Officer of LIN Media from 2011 to 2014. Prior to joining LIN Media, Mr. Jenkins was employed in several roles at ION Media Networks.

DESCRIPTION OF MEREDITH MEDIA GENERAL’S CAPITAL STOCK

The following description of material terms of the capital stock of Meredith Media General is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the forms of the amended and restated Articles of Incorporation and Bylaws of Meredith Media General that will become effective upon completion of the transaction, which are filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates, respectively, and which are incorporated by reference into this joint proxy statement/prospectus, and to the applicable provisions of the VSCA. In addition, the proposed amendments to Media General’s Articles of Incorporation are shown in Annex B attached hereto.

Authorized Shares of Capital Stock of Meredith Media General

Under the Articles of Incorporation of Meredith Media General to be effective upon completion of the transaction, Meredith Media General will be authorized to issue an aggregate of 850 million shares of capital stock, divided into classes as follows:

●	400 million shares of voting common stock, no par value per share;

●	400 million shares of non-voting common stock, no par value per share; and

●	50 million shares of preferred stock, no par value per share.

As of the close of business on the record date, there were outstanding [●] shares of Media General’s existing voting common stock and no shares of Media General’s existing non-voting common stock. On the closing date, each of these shares will automatically be converted into either one share of New Holdco voting common stock or one share of New Holdco non-voting common stock. On the closing date, Meredith Media General expects to issue approximately [●] million shares of New Holdco voting common stock to Meredith shareholders in connection with the Meredith Merger. We expect that, immediately following the completion of the transaction, there will be outstanding a total of [●] shares of New Holdco voting common stock and [●] shares of New Holdco non-voting common stock.

Common Stock

The holders of New Holdco common stock will have and possess all rights pertaining to the capital stock of Meredith Media General, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of Meredith Media General that may be issued with any preference or priority over the common stock. Subject to certain limitations in the Articles of Incorporation of Meredith Media General, each share of New Holdco voting common stock will be convertible, at the option of the holder, into one share of New Holdco non-voting common stock. Additionally, subject to certain limitations in the Articles of Incorporation of Meredith Media General, each share of New Holdco non-voting common stock will be convertible, at the option of the holder thereof, into one share of New Holdco voting common stock.

Shareholder Voting

Except as may be provided for in any amendment to the Articles of Incorporation of Meredith Media General establishing a series of preferred stock, the holders of New Holdco voting common stock will have the sole power to vote for the election of directors and for all other purposes. The holders of the shares of non-voting common stock will have (i) no voting power nor (ii) the right to participate in any meeting of shareholders, except as may be required by the VSCA. A matter voted on by the shareholders at a shareholder meeting at which a quorum is present is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a higher vote or a vote by class, and except in the election of directors in which case those nominees receiving the greatest number of votes are elected even though not receiving the majority. In the event that the approval of the holders of voting common stock is required for the approval of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast in respect thereof by the holders of voting common stock at a meeting which a quorum of the voting common stock exists, except that the board of directors of Meredith Media General may require a greater vote.

Dividends and Other Distributions

The shares of New Holdco voting common stock and shares of New Holdco non-voting common stock will rank equally and be identical with respect to the right to receive the payment of cash dividends, the rights to share in the property or business of Meredith Media General in the event of its liquidation and the right to share in its assets in the event of its dissolution. In the payment of any share dividend or other distribution of shares, the holders of the shares of New Holdco voting common stock and shares of New Holdco non-voting common stock will be treated equally, according to the number of such shares they hold, except that, with respect to share dividends, only shares of New Holdco voting common stock may be issued in respect of the shares of New Holdco voting common stock and only shares of New Holdco non-voting common stock may be issued in respect of shares of New Holdco non-voting common stock.

Takeover Defense

Certain provisions of the Articles of Incorporation and Bylaws of Meredith Media General and of the VSCA have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in the shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Authorized Shares. The Articles of Incorporation of Meredith Media General will authorize the issuance of up to 400 million shares of voting common stock, 400 million shares of non-voting common stock and 50 million shares of preferred stock. These additional authorized shares may be used by the board of directors of Meredith Media General consistent with its legal duties to deter future attempts to gain control of Meredith Media General, and may discourage attempts by others to acquire control of Meredith Media General without negotiation with its board of directors.

The board of directors will have the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board of directors will have the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Meredith Media General, and thereby assist members of management to retain their positions.

Special Meetings of Shareholders. Under the Articles of Incorporation of Meredith Media General, special meetings of shareholders may be called solely by the board of directors of Meredith Media General, the chairman of the board of directors or the President of Meredith Media General.

Action by Written Consent. Under the VSCA and the Articles of Incorporation of Meredith Media General, shareholders may act by written consent only if the consent is unanimous.

Advanced Notice of Nominations and Proposed Business for Shareholder Meetings. Under the Bylaws of Meredith Media General, only the board of directors or a shareholder holding voting common stock may nominate candidates for election to the board of directors of Meredith Media General at an annual meeting of shareholders or a special meeting called for the purpose of electing directors or present business for consideration by the shareholders at an annual meeting.

The Bylaws of Meredith Media General will require that a shareholder who desires to nominate a candidate for election to the board of directors at an annual or special meeting or present business at an annual meeting to provide notice to the Secretary of Meredith Media General in advance of the meeting. The notice must be in proper form and set forth various information related to the shareholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is being made, and the applicable nomination or proposal. In the case of an annual meeting, notice must be received by Meredith Media General at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to shareholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing directors, notice must be received by Meredith Media General not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Affiliated Transactions

The VSCA contains provisions governing “affiliated transactions.” Affiliated transactions include mergers and share exchanges with an interested shareholder, as defined below, material dispositions of corporate assets not in the ordinary course of business to an interested shareholder, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or reclassifications, including reverse stock splits, recapitalizations or mergers of a company with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an interested shareholder by more than 5%. For purposes of the provisions governing affiliated transactions, an “interested shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with such interested shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” A disinterested director means, with respect to a particular interested shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board of directors. At the expiration of the three-year period, these provisions require approval of an affiliated transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to an affiliated transaction occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the disinterested directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the interested shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid, such interested shareholder shall not have acquired additional voting shares and no special financial accommodations have been accorded the interested shareholder unless approved by a majority of the disinterested directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested shareholder whose acquisition of shares making such person an interested shareholder was approved by a majority of the corporation’s disinterested directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that a corporation may adopt an amendment to its Articles of Incorporation or Bylaws providing that the affiliated transaction provisions shall not apply to the corporation by affirmative vote of a majority of the voting shares other than shares owned by any interested shareholder. Media General has not adopted such an amendment, and the Articles of Incorporation and Bylaws of Meredith Media General to be effective upon the closing of the transaction will not include such an amendment.

Restrictions on Stock Ownership and Transfer

Under the Articles of Incorporation of Meredith Media General, Meredith Media General may restrict the ownership, conversion or proposed ownership of shares of New Holdco common stock and New Holdco preferred stock by any person if such ownership, conversion or proposed ownership:

●

would be in violation of or inconsistent with any of the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws”;

●

would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of Meredith Media General or any of its subsidiaries under the federal communications laws;

●

would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by Meredith Media General or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

●

would (or could reasonably be expected to) cause Meredith Media General or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on the combined company or any of its subsidiaries; or

●	would require prior approval from the FCC and such approval has not been obtained.

We refer to the above restrictions as “FCC limitations.”

Meredith Media General may request information from a person if it believes that such ownership, conversion or proposed ownership by or to such person would give rise to an FCC limitation.

If (i) such person does not provide the requested information to Meredith Media General, or (ii) Meredith Media General concludes that such person’s ownership, conversion or proposed ownership would give rise to any FCC limitations, then Meredith Media General may take any of the following actions with respect to such person:

●	refuse to permit the transfer or conversion of shares;

●	suspend the rights of share ownership;

●	require the conversion of any or all shares of voting common stock held by such person into shares of non-voting common stock;

●	require the exchange of any or all shares held by such person for warrants to acquire, at a nominal exercise price, the same number and class of shares of Meredith Media General;

●	condition the acquisition (including due to conversion) of such shares by such person on the prior consent of the FCC, to the extent such consent is required;

●	to the extent that the remedies above are not reasonably feasible, redeem any or all such shares of Meredith Media General held by such person; and/or

●

exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation giving rise to a FCC limitation.

To the extent reasonably feasible without materially adversely affecting the ability of Meredith Media General to prevent or cure a situation described in clauses (i) or (ii) above, Meredith Media General is required to use its good faith efforts to cause any of the remedies listed above to be imposed in a substantially similar manner when imposed on similarly situated persons or shareholders at substantially the same time, and to minimize the impact of the exercise of any such remedy on the interests in Meredith Media General of the affected shareholders or other affected persons.

Any refusal of transfer or suspension of rights may remain in effect until the requested information has been received and Meredith Media General has determined that such ownership, conversion or proposed ownership will not result in a FCC limitation.

Other Matters

Number of Directors. The Bylaws of Meredith Media General will provide that the size of the Meredith Media General board of directors will be set at 12 until the first annual meeting of the shareholders following the first anniversary of the completion of the transaction. After such annual meeting of the shareholders, the size of the Meredith Media General board of directors will be determined by resolution of the board of directors.

Control Share Acquisitions. The VSCA contains provisions regulating certain “control share acquisitions,” which are transactions that would cause the voting power of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the Articles of Incorporation or Bylaws of the corporation provide that the provisions of Virginia law governing control share acquisitions do not apply to the acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. The Articles of Incorporation of Meredith Media General to be effective upon the closing of the transaction contain a provision that makes these provisions inapplicable to acquisitions of its common stock.

 Limitation on Director’s Liability. The Articles of Incorporation of Meredith Media General will, to the fullest extent permitted by Virginia law, provide that Meredith Media General will indemnify and advance expenses of any director or officer who is made or threatened to be made a party to any proceeding by reason of the fact that he or she is or was a director or officer of the combined company. In addition, no director or officer of the combined company will be liable to the combined company or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, except to the extent resulting from such person’s having engaged in willful misconduct or knowing violation of the criminal law or any federal or state securities law.

Transfer Agent. The transfer agent for Meredith Media General will be the American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Media General shareholders are governed by Media General’s current Articles of Incorporation and Bylaws, as well as the VSCA. The rights of Meredith shareholders are governed by Meredith’s current Restated Articles of Incorporation and Bylaws, as well as the IBCA. Upon completion of the transaction, the rights of the shareholders of Meredith Media General will be governed by the Articles of Incorporation and the Bylaws of Meredith Media General that will become effective at the completion of the transaction, as well as the VSCA.

The following is a summary discussion of the material differences, as of the date of this document, between the rights of Media General shareholders, Meredith shareholders and the rights of the shareholders of Meredith Media General. The rights described with respect to Media General shareholders and Meredith Media General shareholders are the same unless otherwise indicated. Please consult the VSCA and the respective Articles of Incorporation and Bylaws of Media General and Meredith Media General for a more complete understanding of these differences.

The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the VSCA, the Articles of Incorporation and Bylaws of Media General (including the proposed amendment and restatement of the Articles of Incorporation of Media General), the IBCA, the Meredith Restated Articles of Incorporation and Bylaws, and the forms of the amended and restated Articles of Incorporation and Bylaws of Meredith Media General. The proposed amendment and restatement of the Articles of Incorporation of Media General are shown in Annex B attached hereto. The form of the amended and restated Articles of Incorporation of Meredith Media General and the form of the amended and restated Bylaws of Meredith Media General, each of which will be in effect as of the completion of the transaction, are also filed as exhibits to the registration statement to which this joint proxy statement/prospectus relates, and are incorporated by reference into this joint proxy statement/prospectus. Media General and Meredith have filed with the SEC their respective governing documents referenced in this summary of shareholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information” beginning on page [●].

Capitalization

Meredith Media General

The authorized shares of capital stock of Meredith Media General consists of:

●	400 million shares of voting common stock, no par value;

●	400 million shares of non-voting common stock, no par value; and

●	50 million shares of preferred stock, no par value.

We expect that, immediately after the completion of the transaction, there will be outstanding a total of [●] shares of New Holdco voting common stock, no shares of New Holdco non-voting common stock and no shares of preferred stock of Meredith Media General.

Media General

The currently authorized shares of capital stock of Media General is the same as the authorized shares of Meredith Media General.

As of the close of business as of the record date, there were [●] shares of voting common stock issued and outstanding, no shares of non-voting common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Meredith

       The current authorized shares of capital stock of Meredith consists of:

●	80 million shares of common stock par value $1.00 per share;

●	15 million shares of Class B stock, par value $1.00 per share; and

●	5 million shares of preferred stock, par value $1.00 per share.

As of the close of business as of the record date, there were [●] shares of common stock issued and outstanding, [●] shares of Meredith Class B stock issued and outstanding and no preferred shares issued and outstanding.

Conversion of Shares

Meredith Media General and Media General

 Voting common stock of Meredith Media General will be, and the voting common stock of Media General is, convertible into non-voting common stock, on a share-for-share basis, at the option of the holder, unless following such conversion no shares of voting common stock would remain outstanding. Non-voting common stock will be or is convertible into voting common stock, on a share-for-share basis at the option of the holder.

However, if any conversion of shares of non-voting common stock into shares of voting common stock would require approval from the FCC, such approval must be received prior to the conversion. In addition, if such conversion would result in any holder of voting common shares (including the converting holder) acquiring or being deemed to hold an interest subject to FCC media ownership and qualifications reporting requirements (including without limitation an “attributable interest” in Meredith Media General or Media General, within the meaning of the federal communications laws) the conversion will not be effective until Meredith Media General or Media General has received information sufficient to determine whether to exercise its rights to restrict ownership.

If a requested conversion would cause any holder of voting common stock (other than the converting holder) to acquire or be deemed to hold an attributable interest in Meredith Media General or Media General, Meredith Media General will have, and Media General has, the discretion to convert the shares of voting common stock held by such other holder to shares of non-voting common stock to the extent reasonably necessary to ensure that such other holder’s interest in Meredith Media General or Media General will remain non-attributable (unless such other holder can show, to the reasonable satisfaction of Meredith Media General or Media General, that it can hold an attributable interest in Meredith Media General or Media General).

See “Description of Meredith Media General Capital Stock – Restrictions on Stock Ownership and Transfer” beginning on page [●].

Meredith

Each outstanding share of Meredith Class B stock may be converted at the option of the holder into one fully paid and non-assessable share of Meredith common stock at any time. In addition, if the outstanding shares of Meredith Class B stock are at any time less than nine percent (9%) of the aggregate number of outstanding shares of Meredith common stock and Meredith Class B stock, then the outstanding shares of Meredith Class B stock will automatically be converted, on a one-for-one basis, into Meredith common stock. Meredith Class B stock will also automatically convert, on a one-for-one basis, into Meredith common stock in the event any holder of shares of Meredith Class B stock transfers such shares in violation of the transfer restrictions contained in Meredith’s Restated Articles of Incorporation to a non-authorized holder of Meredith Class B stock.

Restrictions on Transfer

Meredith Media General and Media General

The shares of voting common stock and non-voting common stock of Meredith Media General will be, and the shares of voting common stock and non-voting common stock of Media General are, subject to the restrictions on transfer described above under “Description of Meredith Media General Capital Stock – Restrictions on Stock Ownership and Transfer” beginning on page [●].

Meredith

The Meredith Restated Articles of Incorporation provide that so long as Meredith or any of its subsidiaries is subject to any U.S. law, or the law of any state within the U.S., that restricts ownership or voting of capital stock by aliens, only up to one-fifth of the shares outstanding may be owned of record or voted by or for the account of aliens or their representatives or affiliates. The Meredith Bylaws provide that Meredith may not recognize or effectuate any transfer of capital stock that would cause a violation of such a condition. Furthermore, if at any time, it has been determined that a transfer of capital stock has resulted in a violation of this condition, the holders of such transferred shares will not be entitled to vote, receive dividends or have any other rights with respect to the shares other than to transfer them to a U.S. person. The Meredith Restated Articles of Incorporation also provide that no holder of Meredith Class B stock may transfer any shares of Class B stock other than to certain permitted transferees. In the event a transfer is made to a person other than a “permitted transferee,” then the shares of Meredith Class B stock shall automatically be converted into an equivalent number of shares of Meredith common stock.

 Dividends and Other Distributions

Meredith Media General and Media General

The shares of voting common stock and non-voting common stock of Meredith Media General will rank, and the shares of voting common stock and non-voting common stock of Media General rank, equally and be identical with respect to the rights to receive payment of cash dividends and the right to share in the assets of the combined company in the event of dissolution and the distribution of such assets by way of return of capital.

In the case of a stock dividend or a distribution of shares, holders of voting common stock and non-voting common stock will be treated equally, according to the number of shares of common stock they hold, except that, with respect to share dividends, holders of voting common stock only have the right to receive shares of voting common stock, and holders of non-voting common stock only have the right to receive shares of non-voting common stock.

Meredith

Dividends to Meredith shareholders payable in cash, property or shares of capital stock may be declared by Meredith’s board of directors, subject to any preferential dividend or other rights of any then-outstanding Meredith preferred shares and further subject to the applicable provisions of the IBCA. In the event dividends are declared, holders of Meredith common stock and Meredith Class B stock are entitled to share equally, share-for-share, in such dividends, except that if a dividend of common stock is declared on the outstanding Meredith common stock, an equal dividend of Meredith Class B stock must be declared on the outstanding Meredith Class B stock and vice versa; provided, however, a share dividend of Meredith Class B stock cannot be paid on Meredith common stock and a share dividend of Meredith common stock cannot be paid on Meredith Class B stock.

Preemptive Rights

Meredith Media General and Media General

Except as may be determined by the board of directors of Meredith Media General, in its sole discretion, or as is determined by the board of directors of Media General, in its sole discretion, no holder of shares of Meredith Media General’s or Media General’s, as applicable, common stock will have preemptive rights.

Meredith

Except as may be granted to certain series of preferred stock by the board of directors of Meredith, no holder of any share of capital stock of Meredith has any preemptive right to subscribe for or acquire additional shares of any class of Meredith capital stock or warrants or obligations to purchase, or securities convertible into, shares of any class of Meredith capital stock.

Number and Election of Directors

Meredith Media General and Media General

The Bylaws of Meredith Media General will provide that the board of directors will designate, and the Bylaws of Media General provide that the board of directors designates, the number of directors by resolution of the board of directors. Directors of Meredith Media General or Media General, as applicable, will be elected each year at the annual meeting of shareholders and will hold their offices until the next annual meeting of the shareholders and until their successors are elected and qualified.

The Bylaws of Meredith Media General will provide that the size of the Meredith Media General board of directors will be set at 12 until the first annual meeting of the shareholders following the first anniversary of the completion of the transaction. After such annual meeting of the shareholders, the size of the Meredith Media General board of directors will be determined by resolution of the board of directors.

Pursuant to the merger agreement, prior to the effective time of the Media General Merger, the boards of directors of New Holdco and Media General are required to fix the size of Meredith Media General’s or Media General’s, as applicable, board of directors at 12 members, eight of whom will be designated by Media General and four of whom will be designated by Meredith. In addition, at least one Meredith appointed director will be entitled to serve on each committee of the Meredith Media General or Media General, as applicable, board of directors.

Meredith

The Meredith Bylaws and the Meredith Restated Articles of Incorporation provide for a board of directors consisting of such number of directors as may be fixed from time to time by resolution adopted by the affirmative vote of a majority of the board of directors, but in no event will the number of directors be fewer than three nor more than 15. The Meredith Restated Articles of Incorporation provide that the board of directors will be divided into three classes of directors serving staggered three-year terms, with approximately one-third of the directors being elected at each annual meeting of shareholders. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Meredith board of directors in a relatively short period of time. As a result, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Meredith board of directors.

Removal of Directors

Meredith Media General and Media General

The Bylaws of Meredith Media General will provide, and the Bylaws of Media General provide, that at a meeting called expressly for the purpose of removing a director, any director may be removed, with or without cause, by a vote of the shareholders holding a majority of the shares of the class of stock which elected such director. A replacement director may be elected at the same meeting.

Meredith

The Meredith Restated Articles of Incorporation provide that shareholders of Meredith may remove a director only for cause and by the affirmative vote of the holders of at least 80 percent of the outstanding shares of voting stock, at a shareholder meeting called for the consideration of the removal. "Cause" means conviction of a felony or adjudication of liability for negligence or misconduct in the performance of a director's duty to the company. This provision, when coupled with the provision authorizing the Meredith board of directors to fill vacant directorships, will preclude a Meredith shareholder from removing incumbent directors without cause and substantially concurrently gaining control of the Meredith board of directors by filling the vacancies created by the directors’ removal with its own nominees.

Vacancies on the Board of Directors

Meredith Media General and Media General

The Bylaws of Meredith Media General will provide, and the Bylaws of Media General provide, that except as limited by the VSCA, any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors.

Meredith

The Meredith Bylaws provide that the board of directors, acting by majority vote of the directors then in office, may fill any newly created directorships or vacancies on the board of directors.

Nominations of Directors and Shareholder Proposals

Meredith Media General and Media General

Shareholders of Meredith Media General will be able to nominate, and shareholders of Media General may nominate, a person for election as director in accordance with the Bylaws of Meredith Media General or Media General, as applicable, as further described in “Advanced Notice for Annual Shareholder Meetings” below.

Meredith

Shareholders may nominate a person for election as a director or propose other business to be conducted at a shareholder meeting in accordance with the Meredith Bylaws as further described in “Advanced Notice for Annual Shareholder Meetings” below.

Advanced Notice for Annual Shareholder Meetings

Meredith Media General and Media General

The Bylaws of Meredith Media General will require, and the Bylaws of Media General require, a shareholder who desires to nominate a candidate for election to the board at an annual or special meeting or present business at an annual meeting must provide notice to the secretary of Meredith Media General or Media General, as applicable, in advance of the meeting. In the case of an annual meeting, notice must be received by Meredith Media General or Media General, as applicable at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or, if the first public announcement or notice of the annual meeting date is made to shareholders less than 100 days prior to the annual meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a special meeting called for the purpose of electing directors, notice must be received by Meredith Media General or Media General, as applicable, not later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made or notice of the date of the special meeting was mailed, whichever first occurs.

Meredith

The Meredith Bylaws provide for an advance notice procedure with regard to a shareholder nomination of candidates for election as directors or for other proposed shareholder business. The procedure provides that a notice of proposed shareholder business must be timely given in writing to the secretary of Meredith at its principal executive offices prior to the meeting. To be timely, notice relating to an annual meeting generally must be received by the secretary not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

Under the Meredith Bylaws, notice to Meredith from a shareholder who proposes to nominate a person for election as a director must include (i) the name and address of the shareholder who intends to make the nomination, and the name, address, age and principal occupation of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of Meredith stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice; (iii) the number and class of shares of Meredith that the shareholder owns and the beneficial owner, if any, and the number and class of shares, if any, beneficially owned by the nominee; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons pursuant to which the nomination is to be made by the shareholder; and (v) any other information regarding each nominee that is required to be disclosed pursuant to Regulation 14A under the Exchange Act.

The chairman of a meeting of shareholders may refuse to acknowledge the nomination of any person not made in accordance with the nomination procedure, in which case the person's defective nomination will be disregarded.

Voting by Shareholders

Meredith Media General and Media General

Each holder of shares of a class of stock entitled to vote on a matter at a meeting of the shareholders of Meredith Media General will be, and each holder of shares of a class of stock entitled to vote on a matter at a meeting of the shareholders of Media General is, entitled to one vote for each share he or she holds. Pursuant to the VSCA, a majority of the votes entitled to be cast on the matter by the shareholders entitled to vote thereon constitutes a quorum for action on that matter.

The Articles of Incorporation of Meredith Media General will provide, and the Articles of Incorporation of Media General provide, that the holders of the voting common stock of Meredith Media General or Media General, as applicable, will have the sole power to vote for the election of directors and for all other purposes. The holders of the shares of non-voting common stock of Meredith Media General will not, and the holders of shares of non-voting common stock of Media General do not, have (i) voting power with respect to such shares or (ii) the right to participate in any meeting of the shareholders except as may be required by the VSCA. A matter voted on by the shareholders is approved if a quorum is present and the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a larger vote or a vote by class and except in the election of directors, in which case those nominees receiving the greatest number of votes are elected even though they did not receive a majority. In the event that the approval of the holders of voting common stock is required for the adoption of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that the board of Meredith Media General or Media General, as applicable, may require a greater vote.

Meredith

Each outstanding share of Meredith common stock is entitled to one vote on all matters submitted to a vote of Meredith shareholders. Each outstanding share of Meredith Class B stock is entitled to ten votes on all matters submitted to a vote of Meredith shareholders, except in the case of (i) removal of any director, (ii) any amendment to the Meredith Restated Articles of Incorporation allowing the shareholders to amend the Meredith Bylaws and (iii) any amendment to the Meredith Restated Articles of Incorporation regarding the classification of the board of directors and the election of directors or the prohibition on shareholder written consents, in which case each outstanding Meredith Class B stock will only be entitled to one vote. There is no cumulative voting. Except as required pursuant to the IBCA, all actions submitted to a vote of shareholders are voted on by the holders of Meredith common stock and Meredith Class B stock voting together as a single class.

Shareholder Rights Plan

Meredith Media General and Media General

Meredith Media General will not be, and Media General is not, a party to a shareholder rights plan. Meredith Media General may in the future adopt a shareholder rights plan if the board of directors of the combined company so determines.

Meredith

Meredith is not a party to a shareholder rights plan.

 Amendment of Organizational Documents

Meredith Media General and Media General

Any amendment to the Articles of Incorporation of Meredith Media General will require, and any amendment to the Articles of Incorporation of Media General requires, the approval of the board of directors of Meredith Media General or Media General, as applicable, and the approval of the shareholders. Pursuant to the Articles of Incorporation of each of Meredith Media General and Media General, if the VSCA requires the approval of the holders of the voting common stock to amend the Articles of Incorporation, such approval by the shareholders of Meredith Media General will require, and such approval by the shareholders of Media General requires, a majority of all votes cast in respect thereof by holders of the voting common stock, in lieu of such vote as would otherwise be required by the VSCA, at a meeting at which a quorum of the voting common stock is present.

Meredith

Any amendment to the Restated Articles of Incorporation of Meredith generally requires the adoption by the board of directors and approval of the shareholders. Pursuant to the Restated Articles of Incorporation, each of the following requires the affirmative vote of at least 80 percent of each class of outstanding shares of Meredith: (i) any amendment or deletion of the provisions regarding restrictions on ownership, transfer and voting of Meredith capital stock; (ii) any amendment to the provision regarding removal of directors; (iii) any amendment that would permit the holders of Meredith shares to amend, alter, change or repeal the Bylaws or any part thereof; or (iv) any amendment or deletion of the previsions prohibiting the shareholders from taking action by written consent in lieu of holding a meeting to approve such action.

Amendment of Bylaws; New Bylaws

Meredith Media General and Media General

Meredith Media General’s Bylaws will be able to be, and Media General’s Bylaws may be, amended or repealed and new Bylaws may be adopted at a regular or special meeting of the board of directors by the vote of a majority of the board of directors; provided, however, that until the date one year following the anniversary of the completion of the transaction, the size of the board of Meredith Media General may only be amended at a regular or special meeting of the board of directors by a vote of ten or more members of the board. The shareholders of Meredith Media General will be able to, and the shareholders of Media General may, repeal or change Bylaws made by the board of directors and may prescribe that any Bylaws made by the shareholders may not be altered, amended or repealed by the board of directors.

Meredith

Meredith’s Bylaws may be amended or repealed and new Bylaws may be adopted by the Meredith board of directors at any regular or special meeting of the board of directors.

LEGAL MATTERS

The validity of the shares of Meredith Media General common stock to be issued pursuant to the transaction will be passed upon for Media General by Troutman Sanders LLP, counsel to Media General, 1001 Haxall Point, Richmond, Virginia 23219. Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Media General, 801 17th Street NW Suite 600, Washington, DC 20006, will deliver an opinion as to certain U.S. federal income tax matters. McDermott Will & Emery LLP, counsel to Meredith, 227 West Monroe Street, Chicago, Illinois 60606, will deliver an opinion as to certain U.S. federal income tax matters.

EXPERTS

The consolidated financial statements of Media General, Inc. and subsidiaries as of and for the years ended December 31, 2014 and 2013, the related 2014 financial statement schedule, and the retrospective adjustments to the consolidated financial statements for the year ended December 31, 2012, incorporated in this joint proxy statement/prospectus by reference from Media General, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Media General, Inc. and subsidiaries’ internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, which reports (1) express an unqualified opinion on the consolidated financial statements for the years ended December 31, 2014 and 2013 and the related 2014 financial statement schedule, (2) express an unqualified opinion on the retrospective adjustments to adjust the common shares outstanding, reflect earnings per share and segment information in the consolidated financial statements for the year ended December 31, 2012, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting. Such consolidated financial statements and the financial statement schedule have been so incorporated in reliance upon reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of LIN Media incorporated in this joint proxy statement/prospectus by reference to Media General Inc.’s Current Report on Form 8-K dated November 5, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of LIN Television incorporated in this joint proxy statement/prospectus by reference to Media General Inc.’s Current Report on Form 8-K dated November 5, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Media General, Inc. and its subsidiaries (formerly New Young Broadcasting Holding Co., Inc.) for the year ended December 31, 2012 before the (i) disclosure of the all-stock merger transaction between Legacy Media General and New Young Broadcasting Holding Co., Inc. as discussed in Note 2 thereto, (ii) effects of the adjustments to retrospectively adjust the common shares outstanding and the related common stock disclosure in Note 4 thereto, (iii) inclusion of the earnings per common share information on the consolidated statement of comprehensive income and the related disclosure in Note 11 thereto, and (iv) inclusion of the segment information described under the principles of consolidation subheading of Note 1 thereto (collectively, the “modification adjustments”) (the 2012 financial statements before the modification adjustments are not separately included or incorporated by reference in this joint proxy statement/prospectus) have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The modification adjustments to those financial statements have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. The consolidated financial statements for the year ended December 31, 2012 incorporated in this joint proxy statement/prospectus by reference to Media General Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the reports of (i) PricewaterhouseCoopers LLP solely with respect to those financial statements before the effects of the modification adjustments and (ii) Deloitte & Touche LLP solely with respect to the modification adjustments to those financial statements given on the authority of said firms as experts in auditing and accounting.

The consolidated financial statements and the related financial statement schedule of Meredith as of June 30, 2015 and 2014 and for each of the years in the three-year period ended June 30, 2015, included in Meredith’s Annual Report on Form 10-K for the year ended June 30, 2015 and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2015 have been incorporated by reference into this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

MEDIA GENERAL ANNUAL MEETING SHAREHOLDER PROPOSALS

The Bylaws of Media General provide that the annual meeting of shareholders shall be held on a date fixed by the board of directors. Media General’s 2016 annual meeting is currently expected to be held on April 21, 2016.

Rule 14a-8 under the Exchange Act contains eligibility requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company’s proxy statement. Media General shareholders eligible to have their proposals included in Media General’s proxy statement for the 2016 Annual Meeting of Shareholders, in addition to other applicable requirements established by the SEC, must ensure that their proposals are received by the Secretary of Media General no later than November 14, 2015.

The Bylaws of Media General also establish advance notice procedures for eligible shareholders to make nominations for directors and to propose business to be transacted at an Annual Meeting. Under Media General’s Bylaws, a shareholder who wishes to submit director nominations or other proposals for consideration at the 2016 Annual Meeting must ensure that the same are received by the Secretary of Media General between December 26, 2015, and January 25, 2016. Media General’s Bylaws also require that certain specific information accompany a shareholder’s notice of nomination or proposal for business.

If the transaction is completed prior to Media General’s 2016 annual meeting, such meeting will be Meredith Media General’s 2016 annual meeting and the notice and other procedures described above will apply with respect to such meeting.

MEREDITH ANNUAL MEETING SHAREHOLDER PROPOSALS

Any shareholder wishing to include a proposal in Meredith’s proxy statement for the 2016 Annual Meeting of Shareholders must submit the proposal so that it is received by Meredith no later than May 29, 2016. The proposal should be addressed to Secretary, Meredith Corporation, 1716 Locust Street, Des Moines, Iowa 50309-3023. Pursuant to the Meredith’s Bylaws, any shareholder wishing to bring a proposal before Meredith’s 2016 Annual Meeting of Shareholders (but whose proposal will not be included in Meredith’s proxy statement), must deliver written notice of such proposal in accordance with the requirements of the Bylaws to the Secretary of Meredith at the address specified above no earlier than the close of business on the 120th day or later than the close of business on the 90th day prior to the first anniversary of Meredith’s annual meeting in the preceding year. For 2016, such proposal must be received no earlier than the close of business on July 14, 2016 and no later than the close of business on August 13, 2016 and otherwise comply with the requirements of the Bylaws. If the date of the 2016 meeting is advanced by more than 30 days or postponed by more than 60 days from the first anniversary of Meredith’s 2015 Annual Meeting different deadlines will apply.

Pursuant to Meredith’s Bylaws, any shareholder wishing to propose a nominee for the board of directors must deliver written notice of such proposed nominee to the Secretary of Meredith at the address specified above no earlier than the close of business on the 120th day or later than the close of business on the 90th day prior to the first anniversary of Meredith’s annual meeting in the preceding year. For 2016, written notice of such proposed nominee must be received no earlier than the close of business on July 14, 2016 and no later than the close of business on August 13, 2016 and otherwise comply with the requirements of the Bylaws. If the date of the 2016 Annual Meeting is advanced by more than 30 days or postponed by more than 60 days from the first anniversary of the 2015 Annual Meeting different deadlines will apply.

In the event the transaction is completed on or prior to September 7, 2016, the initial outside date set forth in the merger agreement, Meredith will not hold its 2016 Annual Meeting of Shareholders, provided, that, if the outside date is extended to December 6, 2016 in accordance with the merger agreement, Meredith will hold its 2016 Annual Meeting of Shareholders if required by law.

APPRAISAL RIGHTS

Media General

Media General shareholders will not have appraisal rights under the VSCA with respect to the Media General Merger.

Meredith

Pursuant to the IBCA, the holders of each share of Meredith Class B stock are entitled to rights of appraisal under Section 490.1302 of the IBCA in connection with the Meredith Merger with respect to their holdings of Meredith Class B stock. Appraisal rights are not available under Iowa law with respect to shares of Meredith common stock.

Under the IBCA, holders of Meredith Class B stock who do not vote in favor of the Meredith Merger and who comply with the applicable provisions of Sections 490.1302 through 490.1331 of the IBCA, which we refer to in their entirety as the “Iowa Appraisal Provisions,” will have the right, under certain circumstances, to seek appraisal of the fair value of their Meredith Class B stock if the Meredith Merger is completed. All holders of Meredith Class B stock who follow the procedures set forth in Iowa Appraisal Provisions to perfect their appraisal rights, and who do not elect to accept payment for their shares based on Meredith’s estimate of the fair value of the Meredith Class B stock, will be entitled to have their shares appraised by the Iowa district court, and to receive payment in cash of the “fair value” of those shares as determined by the Iowa district court, together with interest, if any. It is possible that any determination of fair value by the Iowa district court may be more or less than, or the same as, the consideration received by the Meredith shareholders in the Meredith Merger. Shareholders considering appraisal should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Meredith Merger, is not an opinion as to, and does not otherwise address, fair value under the Iowa Appraisal Provisions.

IN ADDITION TO SUBMITTING A DEMAND FOR APPRAISAL, IN ORDER TO PRESERVE ANY APPRAISAL RIGHTS THAT A MEREDITH SHAREHOLDER MAY HAVE, SUCH MEREDITH SHAREHOLDER MUST NOT VOTE IN FAVOR OF THE MEREDITH MERGER PROPOSAL AND MUST OTHERWISE FOLLOW THE PROCEDURES PRESCRIBED BY THE IOWA APPRAISAL PROVISIONS. A SHAREHOLDER WISHING TO EXERCISE ITS APPRAISAL RIGHTS MUST NOT SURRENDER MEREDITH CLASS B STOCK FOR PAYMENT IN THE MEREDITH MERGER.

The following is intended as a brief summary of the material provisions of the Iowa Appraisal Provisions required to be followed by dissenting Meredith shareholders wishing to demand and perfect their appraisal rights with respect to their holdings of Meredith Class B stock. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to the Iowa Appraisal Provisions, the full text of which appears in Annex G to this joint proxy statement/prospectus. Failure to comply strictly with the procedures set forth in the Iowa Appraisal Provisions will result in the loss of appraisal rights. All references in the Iowa Appraisal Provisions to a “shareholder” and all references in this summary to a “shareholder” are to the record holder of Meredith Class B stock.

Under the Iowa Appraisal Provisions, Meredith is required to include in the notice of the special meeting a statement that the corporation has concluded that the shareholders are, or may be, entitled to assert appraisal rights. A copy of the Iowa Appraisal Provisions must be included with that notice sent to those record shareholders that are entitled to exercise appraisal rights.

If a shareholder wishes to consider exercising its appraisal rights, such shareholder should carefully review the text of the Iowa Appraisal Provisions set forth in Annex G to this joint proxy statement/prospectus and consult its legal advisor. If such shareholder fails to timely and properly comply with the requirements of the Iowa Appraisal Provisions, its appraisal rights may be lost.

If a shareholder elects to demand appraisal of its Meredith Class B stock, it must satisfy each of the following conditions:

●

It must deliver to Meredith a written notice of its intent to demand payment of the fair value of its Meredith Class B stock under the Iowa Appraisal Provisions if the proposed Meredith Merger is effectuated. It must deliver such notice to Meredith before the vote is taken on the Meredith Merger at the Meredith special meeting.

●	It must not vote in favor of the Meredith Merger.

All demands for appraisal should be made in writing and addressed to:

Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309
Attention: John S. Zieser

and must be executed by, or on behalf of, the record holder of the Meredith Class B stock. If such shareholder does not satisfy the above requirements, it will not be entitled to payment pursuant to the appraisal rights.

A record shareholder may assert appraisal rights as to fewer than all the shares of Meredith Class B stock registered in its name, but owned by a beneficial shareholder, only if the record shareholder objects with respect to all of the Meredith Class B stock owned by the beneficial shareholder and notifies Meredith in writing of the name and address of each beneficial shareholder on whose behalf the appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the Meredith Class B stock held of record in its name will be determined as if the shares as to which the record shareholder objects and the record shareholder’s other Meredith Class B stock were registered in the names of different record shareholders. A Beneficial owner may assert appraisal rights as to Meredith Class B stock held on behalf of such beneficial owner only if it submits to Meredith the record shareholder’s written consent to the assertion of such rights no later than the date specified in the written appraisal notice (discussed below) and does so with respect to all shares of the class that are beneficially owned by such beneficial owner.

If the Meredith Merger is completed, Meredith must send a written appraisal notice and form to each holder of Meredith Class B stock who previously notified Meredith of such holder’s intent to demand payment and who did not vote in favor of the Meredith merger proposal. The appraisal notice must include, among other information, Meredith’s estimate of the fair value of the Meredith Class B stock. A record shareholder who wishes to exercise appraisal rights must execute and return the form and, in a case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice. If a shareholder does not execute and return the form prior to the stated deadline and, in the case of certificated shares, deposit the shareholder’s share certificates where required, the shareholder will not be entitled to payment under the Iowa Appraisal Provisions and, in lieu thereof, will be entitled only to receive the merger consideration payable in connection with the Meredith Merger. A record shareholder who receives notice and wishes to exercise appraisal rights must certify on the form whether beneficial ownership of the Meredith Class B stock was acquired before the date the principal terms of the Meredith merger proposal were announced publicly. If a record shareholder fails to make this certification, Meredith may elect to treat the shareholder’s shares as “after-acquired shares” under the Iowa Appraisal Provisions as discussed below. Once a shareholder deposits its certificates and returns the appraisal form prior to the stated deadline, such shareholder will lose its rights as a Meredith shareholder to receive the merger consideration payable in connection with the Meredith Merger and, instead, will be entitled to receive the fair value of its shares of Meredith Class B stock in accordance with the Iowa Appraisal Provisions, subject to certain rights of withdrawal required to be set forth in Meredith’s written appraisal notice.

Meredith will pay in cash the amount Meredith estimates to be fair value of the record shareholder’s shares, plus interest, to any record shareholder who returns the appraisal form and complies with all provisions of the Iowa Appraisal Provisions, within thirty (30) days after the form is due (except, as noted below, with respect to shares treated as “after-acquired shares,” in which case Meredith must only make an offer to purchase such shares at the fair value as estimated by Meredith). The payment will be accompanied by Meredith’s financial statements, a statement of Meredith’s estimate of the fair value of the shares and a statement that shareholders entitled to payment have the right to demand further payment under the Iowa Appraisal Provisions, if the shareholders are dissatisfied with the payment made by Meredith, under certain circumstances described in detail in the Iowa Appraisal Provisions.

A shareholder dissatisfied with Meredith’s payment (based on Meredith’s estimate of the fair value of the shares) may demand further payment by notifying Meredith in writing of the shareholder’s estimate of fair value and demanding payment of such shareholder’s estimate of fair value (less the amount of the Meredith payment previously made), plus interest. A shareholder who fails to notify Meredith of such shareholder’s demand for further payment within thirty (30) days after receiving Meredith’s payment will waive the right to demand further payment and will be entitled only to the payment made by Meredith. If the shareholder makes a demand for further payment based on its estimate of fair value, and such demand remains unsettled for a period of sixty (60) days after Meredith receives such demand, Meredith will then be required to commence a proceeding in the Iowa District Court to determine the fair value of the shares. Upon the commencement of such action, the court may appoint one or more persons to act as appraisers to receive evidence and recommend a decision on the question of fair value to the court. To the extent that the court determines that the fair value of the shares exceed the amount of the payment previously made by Meredith, the shareholder will be entitled to judgment for the amount by which the court’s determination of fair value exceeds the payment previously made by Meredith, plus interest.

The procedure described above is somewhat different for shares of Meredith Class B stock that Meredith is entitled to treat as “after-acquired shares” under the Iowa Appraisal Provisions. “After-acquired shares” are shares of Meredith Class B stock of which beneficial ownership was acquired after the date the principal terms of the Meredith merger proposal were publicly announced (which for these purposes includes shares of Meredith Class B stock for which the holder failed to certify on the appraisal form that beneficial ownership of such shares was acquired prior to the date of such public announcement). To the extent that Meredith is entitled to treat any shares of Meredith Class B stock as “after-acquired shares”, then Meredith must only make an offer to purchase such shares based on Meredith’s estimate of fair value in lieu of making an actual cash payment to the shareholder upon return of the appraisal form and deposit of certificates. If the shareholder holding shares treated as “after-acquired shares” elects to accept Meredith’s offer, then Meredith will make a cash payment in the amount of the offer, plus interest, to such shareholder in full satisfaction of its demand under the Iowa Appraisal Provisions. Under the terms of the merger agreement, Meredith shall not agree to any settlement of a litigation related to a transaction without first receiving the prior written consent of Media General. A shareholder who is dissatisfied with Meredith’s offer may notify Meredith and demand payment based on such shareholder’s estimate of fair value and, if such demand remains unsettled for a period of sixty (60) days after Meredith’s receipt of such demand, Meredith will then be required to initiate an action in the Iowa District Court to determine the fair value of such shares in the manner described above. Following a determination of fair value, the court will enter judgment in favor of such shareholder for the amount of the fair value of the shares, plus interest. The amount as determined by the court may be lower or higher than the amount determined by Meredith.

If a shareholder desires to exercise its appraisal rights, it must not vote for the Meredith merger proposal and it must strictly comply with the procedures set forth in the Iowa Appraisal Provisions.

The process of demanding and exercising appraisal rights requires strict compliance with technical prerequisites under the Iowa Appraisal Provisions. In view of the complexity of the Iowa Appraisal Provisions, Meredith shareholders who may wish to dissent from the Meredith Merger and pursue appraisal rights with respect to their shares of Meredith Class B stock should consult their legal advisors. Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights. To the extent there are any inconsistencies between the foregoing summary and the Iowa Appraisal Provisions, the Iowa Appraisal Provisions will govern. The text of the Iowa Appraisal Provisions is attached hereto as Annex G.

Pursuant to the Meredith family voting agreement, the Meredith supporting shareholders, who collectively control approximately 63% of the issued and outstanding Meredith Class B stock as of the record date, have waived such appraisal rights in writing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Media General and Meredith to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except as set forth below. The documents that are incorporated by reference contain important information about the companies and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Media General (File No. 001-06383) and Meredith (File No. 001-05128):

Media General SEC Filings (File No. 001-06383)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2014
Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015
Proxy Statement on Schedule 14A	Filed on March 13, 2015
Current Reports on Form 8-K

Filed on January 26, 2015, March 4, 2015, April 2, 2015, April 27, 2015, April 29, 2015, May 11, 2015, June 25, 2015, September 8, 2015 September 11, 2015 and November 5, 2015 (pursuant to Items 8.01 and 9.01), November 18, 2015 and November 19, 2015

Any description of Media General common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Meredith SEC Filings (File No. 001-05128)	Period
Annual Report on Form 10-K	Fiscal year ended June 30, 2015
Quarterly Reports on Form 10-Q	Fiscal quarter September 30, 2015
Proxy Statement on Schedule 14A	Filed on September 25, 2015
Current Report on Form 8-K Current Report on Form 8-K/A

Filed on September 9, 2015 (except for information deemed furnished under Item 7.01),  November 12, 2015 and November 13, 2015

Filed on September 10, 2015 (except for information deemed furnished under Item 7.01)

Any description of Meredith Class B stock or Meredith common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

In addition, Media General and Meredith are each incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the special meetings of each of the Media General shareholders and the Meredith shareholders, provided, however, that Media General and Meredith are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this joint proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Media General and Meredith file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials Media General or Meredith files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” on page [●] of this document.

Neither Media General nor Meredith has authorized anyone to give any information or make any representation about the transaction that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this document speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION

Media General and Meredith file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Media General’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Investor Relations” on Media General’s corporate website at http://www.mediageneral.com. Meredith’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Investors” on Meredith’s corporate website at http://www.meredith.com. By referring to Media General’s website, Meredith’s website and the SEC’s website, Media General and Meredith do not incorporate any such website or its contents into this joint proxy statement/prospectus. The shares of Media General voting common stock are listed on the NYSE under the trading symbol of “MEG” and the shares of Meredith common stock are listed on the NYSE under the trading symbol “MDP.” Shares of Media General non-voting common stock and Meredith Class B stock are not publicly listed.

Media General has engaged MacKenzie Partners, Inc. as its proxy solicitor for the Media General special meeting. Any questions about the merger, requests for additional copies of documents or assistance voting your Media General shares may be directed to MacKenzie Partners, Inc. at156 5th Ave, New York, NY 10010 or by telephone at (800) 322-2885 or by email at proxy@MacKenziepartners.com.

Meredith has engaged D.F. King & Co., Inc. as its proxy solicitor for the Meredith special meeting. Any questions about the merger, requests for additional copies of documents or assistance voting your Meredith common stock may be directed to D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, New York 10005 or by telephone at (212) 269-5550 (for banks, brokers or other nominees) or (877) 478-5042 (for individual Meredith shareholders) or by email at meredith@dfking.com.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

MEDIA GENERAL, INC,

MONTAGE NEW HOLDCO, INC.,

MONTAGE MERGER SUB 1, INC.,

MONTAGE MERGER SUB 2, INC.

and

MEREDITH CORPORATION

DATED AS OF SEPTEMBER 7, 2015

i

CONTINUED

ii

CONTINUED

iii

CONTINUED

iv

CONTINUED

Exhibit A – Virginia Plan of Merger

Exhibit B – Iowa Plan of Merger

Exhibit C – Articles of Incorporation of New Holdco

Exhibit D – Bylaws of New Holdco

Exhibit E – Amended and Restated Articles of Incorporation of Montage

Schedule 1.3(d)-1

Schedule 1.3(d)-2

Schedule 1.4(e)

Schedule 6.3

Montage Disclosure Letter

Marigold Disclosure Letter

v

INDEX OF DEFINED TERMS

Term	Section

Acquisition Transaction	Section 8.3(a)
Action	Section 3.8
Agreement	Preamble
Anti-Collusion Rule Period	Section 6.4(e)
Articles of First Merger	Section 1.2(a)
Articles of Second Merger	Section 1.3(a)
Auction Applications	Section 6.4(e)
Available Transaction Financing	Section 6.12(a)(ii)
Capitalization Date	Section 3.2(a)
Cash Consideration	Section 2.2(a)
Claims Expenses	Section 6.6(a)
Closing	Section 1.1
Closing Date	Section 1.1
Closing Date Notice	Section 1.1
Code	Recitals
Commitment Letter	Section 4.26(b)
Confidentiality Agreement	Section 6.4(b)
Continuing Employees	Section 6.5(a)
Contracting Parties	Section 9.12
Contribution	Section 1.5
D & O Claim	Section 6.6(a)
D & O Indemnified Parties	Section 6.6(a)
D & O Indemnifying Parties	Section 6.6(a)
DOJ Final Judgment	Section 7.1(c)
Exchange Agent	Section 2.6(a)
Exchange Offer	Section 6.12(b)
Exchange Offer Registration Statement	Section 6.12(b)
Financing Sources	Section 4.26(b)
First Merger	Recitals
First Merger Effective Time	Section 1.2(a)
Fried Frank	Section 6.8(a)
HSR Act	Section 3.5
Holdco Board	Section 1.4(a)
Governmental Entity	Section 3.5
IBCA	Section 1.3(a)
Initial Outside Date	Section 8.1(c)
Iowa Plan of Merger	Recitals
ISS	Section 1.3(a)
Joint Proxy Statement/Prospectus	Section 3.4(g)(i)
Law	Section 3.11(a)
Laws	Section 3.11(a)
Liens	Section 3.2(c)
Marigold	Preamble

vi

INDEX OF DEFINED TERMS

CONTINUED

Term	Section

Marigold Adverse Recommendation Change	Section 6.10(c)
Marigold Approval Time	Section 6.1(e)
Marigold Board	Recitals
Marigold Board Recommendation	Section 6.2(b)
Marigold Book-Entry Securities	Section 2.6(a)
Marigold Cancelled Shares	Section 2.2(b)
Marigold Certificates	Section 2.6(a)
Marigold Contingent Worker	Section 3.10(l)
Marigold Continuing Employees	Section 6.5(a)
Marigold Designees	Section 1.4(a)
Marigold Disclosure Letter	Article III
Marigold Dissenting Share	Section 2.9
Marigold Equity Award Exchange Ratio	Section 2.4(e)
Marigold Equity Grants	Section 3.2(b)
Marigold ESPP	Section 2.4(c)
Marigold Exchange Fund	Section 2.6(a)
Marigold Exchange Option	Section 2.4(a)
Marigold Exchange Ratio	Section 2.2(a)
Marigold IP	Section 3.18
Marigold Labor Agreements	Section 3.10(j)
Marigold Leased Property	Section 3.14(a)(ii)
Marigold Lessee Agreements	Section 3.14(a)(ii)
Marigold Lessor Agreements	Section 3.14(a)(iii)
Marigold Letter of Transmittal	Section 2.6(b)
Marigold Major Shareholders	Recitals
Marigold Material Contracts	Section 3.12(a)
Marigold Maximum Premium	Section 6.6(b)
Marigold Merger Consideration	Section 2.2(a)
Marigold No Vote Fee	Section 8.3(b)
Marigold NOL Carryforwards	Section 3.9(i)
Marigold Notes	Section 6.12(d)
Marigold Note Purchase Agreements	Section 6.12(d)
Marigold Notice Period	Section 6.10(c)
Marigold Organizational Documents	Section 3.1(b)
Marigold Owned Property	Section 3.14(a)(i)
Marigold Pension Plan	Section 3.10(f)
Marigold Qualified Plans	Section 3.10(e)
Marigold Real Property	Section 3.14(a)(ii)
Marigold Related Party Transaction	Section 3.19
Marigold Restricted Shares	Section 3.2(b)
Marigold RSUs	Section 3.2(b)
Marigold SEC Documents	Section 3.4(a)
Marigold Share-Based Award	Section 2.4(b)
Marigold Share-Based Award Payment	Section 2.4(b)

vii

INDEX OF DEFINED TERMS

CONTINUED

Term	Section

Marigold Share Options	Section 3.2(b)
Marigold Shareholder Meeting	Section 6.2(b)
Marigold Stock Equivalents	Section 3.2(b)
Marigold Support Agreement	Recitals
Marigold Surviving Corporation	Recitals
Marigold Termination Fee	Section 8.3(b)
McDermott	Section 6.8(a)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub 2 Shareholder Approval	Section 6.9
Mergers	Recitals
Merger Benefit Plans	Section 6.5(a)
Montage	Preamble
Montage Adverse Recommendation Change	Section 6.11(c)
Montage Approval Time	Section 6.1(e)
Montage Board	Preamble
Montage Board Recommendation	Section 6.2(a)
Montage Capitalization Date	Section 4.2(a)
Montage Confidentiality Agreement	Section 6.11(b)
Montage Contingent Worker	Section 4.10(l)
Montage Continuing Employees	Section 6.5(a)
Montage Designees	Section 1.4(a)
Montage Disclosure Letter	Article IV
Montage DSUs	Section 4.2(b)
Montage Equity Grants	Section 4.2(b)
Montage Exchange Option	Section 2.3(a)(i)
Montage Exchange Stock-Based Award	Section 2.3(a)(ii)
Montage Group NOL Carryforwards	Section 4.9(i)
Montage IP	Section 4.18(a)
Montage Labor Agreements	Section 4.10(j)
Montage Leased Property	Section 4.14(a)(ii)
Montage Lessee Agreements	Section 4.14(a)(ii)
Montage Lessor Agreements	Section 4.14(a)(iii)
Montage Major Shareholders	Recitals
Montage Material Contracts	Section 4.12(a)
Montage Organizational Documents	Section 4.1(b)
Montage Owned Property	Section 4.14(a)(i)
Montage No Vote Fee	Section 8.3(a)
Montage Pension Plan	Section 4.10(f)
Montage Preferred Stock	Section 4.2(a)
Montage Qualified Plans	Section 4.10(e)
Montage Restricted Stock	Section 4.2(b)
Montage RSUs	Section 4.2(b)
Montage SEC Documents	Section 4.4(a)

viii

INDEX OF DEFINED TERMS

CONTINUED

Term	Section

Montage Shareholder Meeting	Section 6.2(a)
Montage Stock Options	Section 4.2(b)
Montage Stock-Based Award	Section 2.3(a)(ii)
Montage Support Agreement	Recitals
Montage Surviving Corporation	Recitals
Montage Termination Fee	Section 8.3(a)
Montage Voting Exchange Ratio	Section 2.1(a)(i)
Montage’s Financial Advisor	Section 4.23
Multiple Employer Plan	Section 3.10(g)
New Benefit Plan	Section 6.5(a)
New Holdco Share Issuance	Recitals
New Holdco Share Issuance Required Vote	Section 4.21(b)
Nonparty Affiliates	Section 9.12
Notice of Marigold Superior Offer	Section 6.10(c)
Notice of Montage Superior Offer	Section 6.11(c)
Notice Period	Section 6.11(c)
Outside Date	Section 8.1(c)
party	Preamble
Plans of Merger	Recitals
Prohibited Communications	Section 6.4(e)
Regulatory Action	Section 6.3(e)
Regulatory Material Adverse	Section 6.3(e)
Required Marigold Vote	Section 3.21
Required Montage Vote	Section 4.21(b)
Second Merger	Recitals
Second Merger Effective Time	Section 1.3(a)
Section 6.12 Indemnitees	Section 6.12(f)
Solvent	Section 4.27
Stock Consideration	Section 2.2(a)
Transaction Financing	Section 4.26(b)
Transaction Litigation	Section 6.14
Virginia Plan of Merger	Recitals
VSCA	Section 1.2(a)
VSCC	Section 1.2(a)

ix

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 7, 2015 (this “Agreement”), by and among Media General, Inc., a Virginia corporation (“Montage”), Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of Montage (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”), and Meredith Corporation, an Iowa corporation (“Marigold”). Each of Montage, New Holdco, Merger Sub 1, Merger Sub 2, and Marigold may be referred to herein as a “party” and collectively as the “parties”.

RECITALS

A.     Montage and Marigold wish to effect a strategic business combination by means of (a) a merger of Merger Sub 1 with and into Montage (the “First Merger”), with Montage being the surviving corporation in the First Merger (sometimes referred to herein as the “Montage Surviving Corporation”), and (b) a merger of Merger Sub 2 with and into Marigold (the “Second Merger” and, together with the First Merger, the “Mergers”), with Marigold being the surviving corporation in the Second Merger (sometimes referred to herein as the “Marigold Surviving Corporation”).

B.     The Board of Directors of Montage (the “Montage Board”) has adopted resolutions (a) determining that this Agreement, the Montage Charter Amendment, the plan of merger with respect to the First Merger, substantially in the form attached hereto as Exhibit A (the “Virginia Plan of Merger”), and the transactions contemplated hereby and thereby, including the Mergers and the issuance of shares of New Holdco Voting Common Stock pursuant to the Mergers (collectively, the “New Holdco Share Issuance”), are consistent with, and will further the business strategies and goals of Montage and are advisable, fair to, and in the best interests of, Montage and the Montage Shareholders, (b) approving and adopting this Agreement, the Montage Charter Amendment, the Virginia Plan of Merger and the transactions contemplated hereby and thereby, including the Mergers and the New Holdco Share Issuance, and (c) subject to the terms and conditions of Section 6.11 of this Agreement, recommending that the holders of shares of Montage Voting Common Stock vote to approve the Montage Charter Amendment and the New Holdco Share Issuance.

C.     The Board of Directors of Marigold (the “Marigold Board”) has adopted resolutions (a) determining that this Agreement, the plan of merger with respect to the Second Merger, substantially in the form attached hereto as Exhibit B (the “Iowa Plan of Merger” and together with the Virginia Plan of Merger, the “Plans of Merger”), and the transactions contemplated hereby and thereby, including the Second Merger, are advisable, fair to, and in the best interests of, Marigold and the Marigold Shareholders, (b) approving and adopting and declaring the advisability of this Agreement, the Iowa Plan of Merger and the transactions contemplated hereby and thereby, including the Second Merger, and (c) subject to the terms and conditions of Section 6.10 of this Agreement, recommending that the Marigold Shareholders vote to adopt this Agreement.

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D.     As a condition to Montage’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Montage, Marigold and Marigold Shareholders holding approximately sixty-three percent (63%) of the issued and outstanding shares of Marigold Class B Common Stock (the “Marigold Major Shareholders”) are entering into voting agreements (each, a “Marigold Support Agreement”) pursuant to which each of the Marigold Major Shareholders is agreeing, among other things, subject to the terms and conditions of the applicable Marigold Support Agreement, to vote his, her or its Marigold Common Shares in favor of the adoption of this Agreement, and to take certain other actions in furtherance of the transactions contemplated by this Agreement.

E.     As a condition to Marigold’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Montage, Marigold and Montage Shareholders holding approximately fourteen and a half percent (14.5%) of the issued and outstanding shares of Montage Voting Common Stock (the “Montage Major Shareholders”) are entering into voting agreements (each, a “Montage Support Agreement”) pursuant to which each of the Montage Major Shareholders is agreeing, among other things, subject to the terms and conditions of the applicable Montage Support Agreement, to vote his, her or its shares of Montage Voting Common Stock in favor of the approval of the New Holdco Share Issuance, and to take certain other actions in furtherance of the transactions contemplated by this Agreement.

F.     For U.S. federal income tax purposes, it is intended that the First Merger and the Second Merger, taken together, will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CLOSING; MERGERS

Section 1.1     Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, 10004, at 9:00 a.m., New York time on the date that is three (3) Business Days after the satisfaction or valid waiver (subject to applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or valid waiver), unless such time or date is changed by mutual agreement of Montage and Marigold; provided that if the Marketing Period has not ended on the last date the Closing shall be required to occur pursuant to the foregoing, the Closing shall occur instead on the earlier of (a) the first Business Day immediately following the day that the Marketing Period expires and (b) any Business Day during the Marketing Period as may be specified by Montage on no less than three (3) Business Days’ prior written notice to Marigold. The date on which the Closing actually occurs is referred to herein as the “Closing Date”.

2

Section 1.2     First Merger.

(a)     First Merger Effective Time. At the Closing, Montage shall (i) cause articles of merger in form and substance mutually agreeable to Montage and Marigold (the “Articles of First Merger”) with respect to the First Merger, together with the Virginia Plan of Merger, to be executed and filed with the State Corporation Commission of the Commonwealth of Virginia (the “VSCC”) in accordance with Section 13.1-720 of the Virginia Stock Corporation Act (the “VSCA”), and (ii) duly make all other filings and recordings required by the VSCA and/or the VSCC in order to effectuate the First Merger. The Articles of First Merger shall provide that the First Merger shall become effective at the time a certificate of merger is issued by the VSCC or at such later time and date as may be designated jointly by Montage and Marigold and specified in the Articles of First Merger (such date and time of the effectiveness of the Articles of First Merger being hereinafter referred to as the “First Merger Effective Time”).

(b)     The First Merger. Subject to the terms and conditions of this Agreement, in accordance with the VSCA, at the First Merger Effective Time, Merger Sub 1 shall merge with and into Montage. Montage shall be the surviving corporation in the First Merger, and shall continue its existence as a corporation under the Laws of the Commonwealth of Virginia. As of the First Merger Effective Time, the separate legal existence of Merger Sub 1 shall cease.

(c)     Effects of First Merger. The First Merger shall have the effects set forth in Sections 13.1-719.1 and 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the First Merger Effective Time, the Montage Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Montage and Merger Sub 1, and all of the claims, obligations, liabilities, debts and duties of Montage and Merger Sub 1 shall become the claims, obligations, liabilities, debts and duties of the Montage Surviving Corporation.

(d)     Articles of Incorporation and Bylaws of the Montage Surviving Corporation.

(i)     Prior to the First Merger Effective Time, the Montage Charter Amendment shall be in full force and effect. Prior to the First Merger Effective Time, Montage and New Holdco shall take all requisite action so that, as of immediately prior to the First Merger Effective Time, the bylaws of Montage shall, to the extent required by Section 13.1-719.1B.2 of the VSCA, be substantially identical to the bylaws of New Holdco in the form attached hereto as Exhibit D.

(ii)     At the First Merger Effective Time, by virtue of the First Merger, the articles of incorporation and bylaws of Montage as are in effect immediately prior to the First Merger Effective Time shall be (with such amendments as may be permitted by Section 13.1-719.1 of the VSCA) the articles of incorporation and bylaws of the Montage Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

3

(e)     Directors and Officers of the Montage Surviving Corporation. Immediately following the First Merger Effective Time, (i) the director of Merger Sub 1 serving immediately prior to the First Merger Effective Time shall be the director of the Montage Surviving Corporation until the earlier of his death, resignation or removal or the time at which his successor is duly elected or appointed and qualified, and (ii) the officers of Montage serving immediately prior to the First Merger Effective Time shall be the officers of the Montage Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

Section 1.3     Second Merger.

(a)     Second Merger Effective Time. At the Closing, Montage and Marigold shall (i) cause articles of merger in form and substance mutually agreeable to Montage and Marigold (the “Articles of Second Merger”), together with the Iowa Plan of Merger, with respect to the Second Merger to be executed and filed with the Secretary of State of the State of Iowa (the “ISS”) in accordance with Section 490.1106 of the Iowa Business Corporation Act (the “IBCA”), and (ii) duly make all other filings and recordings required by the IBCA and/or the ISS in order to effectuate the Second Merger. The Articles of Second Merger shall become effective at a specific time that will be specified in the Articles of Second Merger, which time specified shall be a time immediately following the First Merger Effective Time or at such later time as may be agreed jointly by Montage and Marigold and specified in the Articles of Second Merger, and the Second Merger shall become effective upon such time provided in the Articles of Second Merger (such date and time of the effectiveness of the Articles of Second Merger being hereinafter referred to as the “Second Merger Effective Time”).

(b)     The Second Merger. Subject to the terms and conditions of this Agreement, in accordance with the IBCA, at the Second Merger Effective Time, Merger Sub 2 shall merge with and into Marigold. Marigold shall be the surviving corporation in the Second Merger, and shall continue its existence as a corporation under the Laws of the State of Iowa. As of the Second Merger Effective Time, the separate legal existence of Merger Sub 2 shall cease.

(c)     Effects of the Second Merger. The Second Merger shall have the effects set forth in Section 490.1107 of the IBCA. Without limiting the foregoing, from and after the Second Merger Effective Time, the Marigold Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Marigold and Merger Sub 2, and all of the claims, obligations, liabilities, debts and duties of Marigold and Merger Sub 2 shall become the claims, obligations, liabilities, debts and duties of the Marigold Surviving Corporation.

(d)     Articles of Incorporation and Bylaws of the Marigold Surviving Corporation. At the Second Merger Effective Time, the articles of incorporation of Merger Sub 2 as are in effect immediately prior to the Second Merger Effective Time shall be amended to read in their entirety as set forth on Schedule 1.3(d)-1, and the bylaws of Merger Sub 2 as are in effect immediately prior to the Second Merger Effective Time shall be amended to read in their entirety as set forth on Schedule 1.3(d)-2; each of such articles of incorporation and bylaws, as so amended, shall be from and after the Second Merger Effective Time the articles of incorporation and bylaws of the Marigold Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

4

(e)     Directors and Officers of the Marigold Surviving Corporation. Prior to the Closing, (i) the directors mutually agreed to by Montage and Marigold shall be the directors of the Marigold Surviving Corporation until the earlier of their death, resignation, removal, expiration of their term or the time at which their respective successors are duly elected or appointed and qualified, and (ii) the officers mutually agreed to by Montage and Marigold shall be the officers of the Marigold Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

Section 1.4     New Holdco Post-Closing Matters.

(a)     Board of Directors of New Holdco. Unless otherwise agreed to by Montage and Marigold prior to the First Merger Effective Time, prior to the First Merger Effective Time, Montage and New Holdco shall take all requisite action so that, as of immediately after the Second Merger Effective Time, (i) the size of the Board of Directors of New Holdco (“Holdco Board”) shall be fixed at twelve (12) members; (ii) eight (8) members of the Holdco Board shall be persons who are designated by Montage prior to the Closing Date (the “Montage Designees”); and (iii) four (4) members of the Board of Directors of New Holdco shall be persons designated by Marigold prior to the Closing Date (the “Marigold Designees”). In addition, at least one (1) Marigold Designee shall be entitled to serve on each committee of the Holdco Board. For the avoidance of doubt, Montage and New Holdco and their respective Boards of Directors shall take all requisite action so that the Marigold Designees shall have been appointed to the Holdco Board and each of its committees prior to the First Merger Effective Time with such Marigold Designees taking office immediately after the Second Merger Effective Time.

(b)     Articles of Incorporation and Bylaws of New Holdco. Prior to the First Merger Effective Time, Montage and New Holdco shall take all requisite action so that, as of the First Merger Effective Time, the articles of incorporation of New Holdco shall be substantially in the form attached hereto as Exhibit C and the bylaws of New Holdco shall be substantially in the form attached hereto as Exhibit D, and in any event, the articles of incorporation and bylaws of New Holdco shall, to the extent required by Section 13.1-719.1B.2 of the VSCA, be identical to the articles of incorporation and bylaws of Montage after the Montage Charter Amendment shall have become effective and as of immediately prior to the First Merger Effective Time.

(c)     Corporate Name. Prior to the First Merger Effective Time, Montage and New Holdco shall take all requisite action so that, immediately after the First Merger Effective Time, the corporate name of New Holdco shall be “Meredith Media General Corporation”.

(d)     Executive Officers. Unless otherwise agreed to by Montage and Marigold prior to the First Merger Effective Time, Montage and New Holdco shall take all requisite action so that, as of the Second Merger Effective Time, the individuals listed on Schedule 1.4(e) will be appointed to the respective offices of New Holdco as designated on Schedule 1.4(e).

5

(e)     Continuation of Meredith Corporation Foundation. After the Closing New Holdco will continue to maintain the Meredith Corporation Foundation with contributions consistent with Marigold’s past practices.

Section 1.5     Post-Closing Contribution. Immediately following the Second Merger Effective Time, New Holdco shall cause all of the capital stock of the Marigold Surviving Corporation to be contributed to the Montage Surviving Corporation and then in turn to LIN Television Corporation, a wholly owned subsidiary of the Montage Surviving Corporation (the “Contribution”). For U.S. federal income tax purposes, it is intended that the Contribution will qualify as a tax-free reorganization described in Section 368(a)(1)(B) of the Code and, alternatively, that each contribution will be treated as a transfer described in Section 351 of the Code.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1     Conversion of Securities in the First Merger.

(a)     At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of Montage, New Holdco, Merger Sub 1 or any Montage Shareholder,

(i)     each share of Montage Voting Common Stock, or fraction thereof, issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and retired and shall cease to exist, and be converted into the right to receive one (1), or equal fraction thereof, as applicable (the “Montage Voting Exchange Ratio”) fully paid, validly issued and nonassessable share of New Holdco Voting Common Stock;

(ii)     each share of Montage Non-Voting Common Stock, or fraction thereof, issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and retired and shall cease to exist, and be converted into the right to receive one (1), or equal fraction thereof, as applicable, fully paid, validly issued and nonassessable share of New Holdco Non-Voting Common Stock; and

(iii)     each share of Common Stock, no par value per share, of Merger Sub 1 issued and outstanding immediately prior to the First Merger Effective Time shall be converted into and become one (1) fully paid, validly issued and nonassessable share of Voting Common Stock, no par value per share, of the Montage Surviving Corporation.

(b)     At the First Merger Effective Time, each share of capital stock of New Holdco issued and outstanding immediately prior to the First Merger Effective Time shall remain outstanding. Immediately following the First Merger Effective Time, each share of capital stock of New Holdco owned by the Montage Surviving Corporation shall be surrendered to New Holdco without payment therefor and cancelled by New Holdco.

6

Section 2.2     Conversion of Securities in the Second Merger. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Montage, New Holdco, Merger Sub 2, Marigold or any shareholder thereof,

(a)     subject to Section 2.6, each Marigold Common Share issued and outstanding immediately prior to the Second Merger Effective Time, other than any Marigold Cancelled Shares and any shares of Marigold Class B Common Stock that constitute Marigold Dissenting Shares, shall automatically be converted, subject to the terms, conditions and procedures set forth in this Article II, into the right to receive the following: (A) $34.57 in cash, without interest (the “Cash Consideration”), and (B) 1.5214 (the “Marigold Exchange Ratio”) validly issued, fully paid and nonassessable shares of New Holdco Voting Common Stock (the “Stock Consideration” and collectively with the Cash Consideration, the “Marigold Merger Consideration”);

(b)     each share or other security representing capital stock in Marigold held in the treasury of Marigold or owned, directly or indirectly, by Marigold or any of the Marigold Subsidiaries or Montage or any of the Montage Subsidiaries immediately prior to the Second Merger Effective Time (collectively, “Marigold Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c)     each share of Common Stock, no par value per share, of Merger Sub 2 issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one (1) fully paid, validly issued and nonassessable share of Voting Common Stock, no par value per share, of the Marigold Surviving Corporation.

Section 2.3     Montage Stock Options and Other Stock-Based Awards.

(a)     Prior to the First Merger Effective Time, the Holdco Board, Montage and the Montage Board and the Compensation Committee of the Montage Board shall take all actions necessary so that, as of the First Merger Effective Time:

(i)     each Montage Stock Option that is outstanding immediately prior to the First Merger Effective Time shall be assumed by New Holdco and become an option (a “Montage Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Montage Stock Option immediately prior to the First Merger Effective Time, the number of shares of New Holdco Voting Common Stock that is equal to the number of shares of Montage Voting Common Stock subject to such Montage Stock Option immediately prior to the First Merger Effective Time, at an exercise price per share of New Holdco Voting Common Stock equal to the exercise price for each such share of Montage Voting Common Stock subject to such Montage Stock Option immediately prior to the First Merger Effective Time (including applicable vesting, exercise and expiration provisions); and

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(ii)     each share of Montage Restricted Stock and each right of any kind, contingent or accrued, to receive shares of Montage Voting Common Stock or benefits measured in whole or in part by the value of a number of shares of Montage Voting Common Stock granted by Montage outstanding immediately prior to the First Merger Effective Time (including Montage DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Montage Stock Options (each, other than Montage Stock Options, a “Montage Stock-Based Award”), shall be assumed by New Holdco and become an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Montage Stock-Based Award immediately prior to the First Merger Effective Time, with respect to the number of shares of New Holdco Voting Common Stock that is equal to the number of shares of Montage Voting Common Stock subject to the Montage Stock-Based Award immediately prior to the First Merger Effective Time (a “Montage Exchange Stock-Based Award”). For the avoidance of doubt, shares of Montage Voting Common Stock issued in connection with the settlement of Montage Stock-Based Awards which vest on or prior to the First Merger Effective Time (including vested Montage Restricted Stock) shall be treated in the manner set forth in Section 2.1(a).

(b)     New Holdco shall file, no later than fifteen (15) days after the First Merger Effective Time, an effective registration statement on Form S-8 (or any successor or other appropriate form) under the Securities Act to register shares of New Holdco Voting Common Stock issuable upon exercise of the Montage Exchange Options and Marigold Exchange Options and settlement of Montage Exchange Stock-Based Awards and Marigold Rollover Share-Based Awards.

Section 2.4     Marigold Share Options and Other Share-Based Awards. Prior to the Second Merger Effective Time, the Holdco Board, Marigold and the Marigold Board and the Compensation Committee of the Marigold Board shall take all actions necessary so that:

(a)     each Marigold Share Option that is outstanding and unexercised immediately prior to the Second Merger Effective Time shall, as of the Second Merger Effective Time, be assumed by New Holdco and become, as of the Second Merger Effective Time, an option (a “Marigold Exchange Option”) to purchase, on the same terms and conditions (including applicable exercise and expiration provisions but taking into account any acceleration of vesting as of the Second Merger Effective Time provided for under the terms of the Marigold Incentive Plans and award agreements thereunder applicable to such Marigold Share Option) as applied to each such Marigold Share Option immediately prior to the Second Merger Effective Time, shares of New Holdco Voting Common Stock, except that (i) the number of shares of New Holdco Voting Common Stock subject to the Marigold Exchange Option shall equal the product of the number of shares of Marigold Common Stock that were subject to such Marigold Share Option immediately prior to the Second Merger Effective Time multiplied by the Marigold Equity Award Exchange Ratio, with the result rounded down to the nearest whole number and (ii) the per share exercise price of each such Marigold Exchange Option will be equal to the quotient determined by dividing the exercise price per share at which such Marigold Share Option was exercisable immediately prior to the Second Merger Effective Time by the Marigold Equity Award Exchange Ratio, with the result rounded up to the nearest whole cent; and

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(b)     each share of Marigold Restricted Shares and each right of any kind, contingent or accrued, to receive shares of Marigold Common Stock or benefits measured in whole or in part by the value of a number of shares of Marigold Common Stock granted by Marigold outstanding immediately prior to the Second Merger Effective Time (including restricted stock units, stock equivalent units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Marigold Share Options (each, other than Marigold Share Options, a “Marigold Share-Based Award”), shall, as of the Second Merger Effective Time, to the extent such Marigold Share-Based Award vests and its vesting restrictions lapse as of the Second Merger Effective Time in accordance with its terms, vest and all time vesting restrictions shall lapse, and, in exchange for the cancellation of such Marigold Share-Based Award, entitle the holder to the Marigold Merger Consideration, plus any accrued, but unpaid dividends and dividend equivalents with respect to each share of Marigold Common Stock subject to the Marigold Share-Based Award (the “Marigold Share-Based Award Payment”). Any Marigold Share-Based Award that does not, by its terms, vest and have all time-vesting restriction lapse as of the Second Merger Effective Time shall be referred to as the “Marigold Rollover Share-Based Awards”. The portion of any Marigold Share-Based Award Payment consisting of Cash Consideration and unpaid dividends and dividend equivalents shall be made by the Marigold Surviving Corporation, net of any applicable withholding Taxes with respect to the full amount of the Marigold Share-Based Award Payment (including both the amount of any Cash Consideration and the value of any Stock Consideration), through, to the extent applicable, the Marigold Surviving Corporation’s payroll on the next administratively practicable regular payroll date (and in any event within 20 Business Days) following the Second Merger Effective Time. Shares of New Holdco Voting Common Stock representing the portion of the Marigold Share-Based Award Payment consisting of Stock Consideration shall be issued and distributed by New Holdco to the former holders of Marigold Share-Based Awards promptly following the Second Merger Effective Time (and in any event within 20 Business Days). For the avoidance of doubt, shares of Marigold Common Stock issued in connection with the settlement of Marigold Share-Based Awards which vest on or prior to the Second Merger Effective Time (including vested Marigold Restricted Shares) shall be treated in the manner set forth in Section 2.2(a). Each Marigold Rollover Share-Based Award shall be assumed by New Holdco and shall be subject to the same terms and conditions, including applicable vesting conditions, as applied to each Marigold Rollover Share-Based Award immediately prior to the Second Merger Effective Time, except that the number of shares of New Holdco Voting Common Stock relating to each Marigold Rollover Share-Based Award shall be equal to the product of the number of shares of Marigold Common Stock that were subject to such Marigold Rollover Share-Based Award immediately prior to the Second Merger Effective Time multiplied by the Marigold Equity Award Exchange Ratio, with the result rounded down to the nearest whole number.

(c)     The Marigold Board or the Compensation Committee of the Marigold Board (or another committee duly authorized by the Marigold Board for such purpose), as applicable, shall take all actions necessary or required under the Marigold Employee Stock Purchase Plan of 2002 (the “Marigold ESPP”) and subject to applicable Law to (i) cause the Marigold ESPP not to commence an offering period to purchase Marigold Common Stock that would otherwise begin on or after the date of this Agreement or to accept payroll deductions with respect to any such offering period that would otherwise begin on or after the date of this Agreement to be used to purchase Marigold Common Stock under the Marigold ESPP, (ii) if the Second Merger Effective Time shall occur prior to the end of the offering period in existence under the Marigold ESPP on the date of this Agreement, cause the rights of participants in the Marigold ESPP with respect to any such offering period then underway under the Marigold ESPP to be determined by treating the last Business Day prior to the Second Merger Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes of the Marigold ESPP, and (ii) cause the Marigold ESPP to terminate immediately prior to and effective as of the Second Merger Effective Time. All amounts withheld by Marigold on behalf of the participants in the Marigold ESPP that have not been used to purchase Marigold Common Stock at or prior to the Second Merger Effective Time will be returned to the participants without interest pursuant to the terms of the Marigold ESPP.

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(d)      Promptly following the Second Merger Effective Time, New Holdco shall pay or shall cause the Marigold Surviving Corporation to pay the aggregate cash portion of the Marigold Share-Based Award Payments as set forth in Section 2.4(b).

(e)     “Marigold Equity Award Exchange Ratio” means (i) the Marigold Exchange Ratio plus (ii) the Cash Consideration divided by the average of the daily volume weighted average price of a share of Montage Voting Common Stock on the NYSE over the twenty (20) consecutive trading days immediately prior to the date that is three (3) Business Days prior to the Closing Date.

Section 2.5     Exchange of Montage Shares. Pursuant to Section 13.1-719.1 of the VSCA, each certificate that, immediately prior to the First Merger Effective Time, represented shares of Montage Voting Common Stock or shares of Montage Non-Voting Common Stock, and all shares of Montage Voting Common Stock and Montage Non-Voting Common Stock held in book-entry form immediately prior to the First Merger Effective Time, shall, from and after the First Merger Effective Time, represent an equal number of shares of New Holdco Voting Common Stock and New Holdco Non-Voting Common Stock, respectively.

Section 2.6     Exchange of Marigold Common Shares.

(a)     Prior to the Closing Date, Montage shall appoint an agent reasonably acceptable to Marigold (the “Exchange Agent”) to act as paying and exchange agent, including for purposes of exchanging certificates representing Marigold Common Shares (the “Marigold Certificates”) (or affidavits of loss in lieu thereof) or Marigold Common Shares held in book-entry form (the “Marigold Book-Entry Securities”) for the Marigold Merger Consideration. Prior to the Second Merger Effective Time, Montage or New Holdco shall deposit or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Marigold Certificates and Marigold Book-Entry Securities, (i) shares of New Holdco Voting Common Stock sufficient in order for the Exchange Agent to distribute the Stock Consideration, and (ii) an amount of cash sufficient in order for the Exchange Agent to distribute the aggregate Cash Consideration. In addition, New Holdco shall deposit with the Exchange Agent, as necessary from time to time after the Second Merger Effective Time, any dividends or other distributions payable pursuant to Section 2.6(g) and cash in lieu of any fractional shares payable pursuant to Section 2.6(e). The shares of New Holdco Voting Common Stock and cash deposited with the Exchange Agent for the benefit of the holders of Marigold Common Shares are collectively referred to herein as the “Marigold Exchange Fund”. In connection with the foregoing, Montage and New Holdco shall enter into an Exchange Agent Agreement with the Exchange Agent, in a form reasonably acceptable to Marigold, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 2.6.

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(b)     Promptly after the Closing Date, New Holdco shall cause the Exchange Agent to mail to each holder of record of Marigold Common Shares, to the extent the holder thereof has not submitted Marigold Certificates (or affidavits of loss in lieu thereof) or Marigold Book-Entry Securities prior to the Closing Date, a letter of transmittal in a form prepared by Montage and reasonably acceptable to Marigold (a “Marigold Letter of Transmittal”) (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Marigold Certificates (or affidavits of loss in lieu thereof) or transfer of the Marigold Book-Entry Securities to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Marigold Book-Entry Securities) and instructions for use in effecting the surrender of Marigold Certificates (or affidavits of loss in lieu thereof) or Marigold Book-Entry Securities in exchange for the Marigold Merger Consideration.

(c)     Each holder of Marigold Common Shares that have been converted into the right to receive the Marigold Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Marigold Certificate (or affidavit of loss in lieu thereof), together with a properly completed Marigold Letter of Transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of book-entry transfer of Marigold Book-Entry Securities, the Marigold Merger Consideration in respect of the Marigold Common Shares represented by a Marigold Certificate (or affidavit of loss in lieu thereof) or Marigold Book-Entry Security. The shares of New Holdco Voting Common Stock constituting part of the Marigold Merger Consideration shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of Marigold Common Shares or is otherwise required under applicable Law. The Exchange Agent shall accept such Marigold Certificates (or affidavits of loss in lieu thereof) or Marigold Book-Entry Securities upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any Marigold Merger Consideration is to be paid to a Person other than the Person in whose name the applicable Marigold Common Shares surrendered in exchange therefor is registered, it shall be a condition to such exchange that (i) either such Marigold Certificate shall be properly endorsed or such Marigold Certificate (or affidavit of loss in lieu thereof) shall otherwise be in proper form for the transfer or such Marigold Book-Entry Security shall be properly transferred, and (ii) the Person requesting such exchange shall pay to New Holdco any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than that of the registered holder of the Marigold Certificate (or Marigold Common Shares specified in an affidavit of loss in lieu thereof) and/or Marigold Book-Entry Security so surrendered, or such Person shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

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(d)     From and after the Second Merger Effective Time, until surrendered as contemplated by this Section 2.6, each Marigold Certificate and/or Marigold Book-Entry Security shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Marigold Letter of Transmittal, cash and certificates or evidence of shares in book-entry form representing the Marigold Merger Consideration that the holder of such Marigold Certificate and/or Marigold Book-Entry Security is entitled to receive pursuant to Section 2.2(a), and any additional cash payment that such holder is entitled to receive pursuant to Section 2.6(e) and Section 2.6(g). No interest will be paid or will accrue on any such consideration. The issuance or payment of the Marigold Merger Consideration and the payment of any cash payment required to be made pursuant to Section 2.6(e) in respect of Marigold Common Shares in accordance with the terms of this Agreement shall be deemed issued and paid in full satisfaction of all rights pertaining to such Marigold Common Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.6(g)).

(e)     No certificates or book-entry securities representing less than one share of New Holdco Voting Common Stock shall be issued in the Second Merger as a result of the conversion provided for in Section 2.2(a), but in lieu thereof each Marigold Shareholder otherwise entitled to a fractional share of New Holdco Voting Common Stock (after aggregating the total number of shares of New Holdco Voting Common Stock that such Marigold Shareholder has the right to receive pursuant to Section 2.2(a)) shall be entitled to receive from New Holdco, in accordance with the provisions of this Section 2.6(e), a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of New Holdco Voting Common Stock, as applicable, to which such Marigold Shareholder would otherwise be entitled, multiplied by (ii) the average daily volume weighted average price of a share of Montage Voting Common Stock on the NYSE over the five consecutive trading days immediately prior to the Closing Date. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to New Holdco that would otherwise be caused by the issuance of fractional shares.

(f)     After the Second Merger Effective Time, there shall be no further transfer on the records of Marigold of Marigold Common Shares which have been converted, pursuant to this Agreement, into the right to receive the consideration set forth herein, and if any Marigold Certificates (or affidavits of loss in lieu thereof) and/or Marigold Book-Entry Securities, together with a duly executed and properly completed Marigold Letter of Transmittal, are presented to the Exchange Agent, New Holdco or the Marigold Surviving Corporation for transfer they shall be cancelled and exchanged, without interest, for the Marigold Merger Consideration as provided in Section 2.2(a) (together with any cash in lieu of fractional shares pursuant to Section 2.6(e)).

(g)     No dividends or other distributions with respect to the shares of New Holdco Common Stock with a record date after the Second Merger Effective Time shall be paid to the holder of any unsurrendered Marigold Common Shares with respect to the shares of New Holdco Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by New Holdco to the Exchange Agent and shall be included in the Marigold Exchange Fund, in each case until the surrender of such Marigold Certificate (or affidavit of loss in lieu thereof) or Marigold Book-Entry Security in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Marigold Certificate or Marigold Book-Entry Security (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Second Merger Effective Time theretofore paid with respect to such shares of New Holdco Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Second Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of New Holdco Common Stock.

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(h)     None of Montage, New Holdco, Merger Sub 1, Merger Sub 2, or Marigold shall be liable to any Person in respect of any shares of New Holdco Common Stock (or dividends or distributions with respect thereto) for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(i)     If any Marigold Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery for the benefit of New Holdco of a bond of indemnity in an amount and upon terms reasonably satisfactory to the Exchange Agent, and (iii) execution and delivery of a Marigold Letter of Transmittal, New Holdco will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each Marigold Common Share represented by such certificate in accordance with the terms of this Agreement.

(j)     Any portion of the Marigold Exchange Fund that remains unclaimed by the holders of Marigold Common Shares twelve (12) months after the Closing Date shall be returned to New Holdco, upon demand, and any such holder who has not exchanged Marigold Common Shares for the Marigold Merger Consideration in accordance with this Section 2.6 prior to that time shall thereafter look only to New Holdco for payment of the Marigold Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.6(g) and any cash in lieu of fractional shares pursuant to Section 2.6(e), in respect of such shares without any interest thereon.

Section 2.7     Withholding Rights. Each of New Holdco, Montage, the Montage Surviving Corporation, Marigold, the Marigold Surviving Corporation and any of their respective Subsidiaries (and any agent acting on behalf of any of them, including the Exchange Agent) shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax Law. Any such withheld amounts (i) shall be remitted by New Holdco, Montage, the Montage Surviving Corporation, Marigold, the Marigold Surviving Corporation or any Subsidiary of any of them (or any agent acting on behalf of any of them, including the Exchange Agent), as the case may be, to the appropriate Governmental Entity and (ii) provided that such amounts are remitted to the appropriate Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8     Adjustments. In the event that, at any time during the period from the date hereof to the Second Merger Effective Time, Marigold or Montage, as applicable, changes (or establishes a record date for changing) the number of Marigold Common Shares issued and outstanding, or the number of shares of Montage Common Stock issued and outstanding, as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or any similar transaction, in each case other than pursuant to transactions contemplated by this Agreement, then the Marigold Merger Consideration shall be appropriately and proportionally adjusted to reflect fully the effect of such change.

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Section 2.9     Dissenting Shares. The holders of each share of Marigold Class B Common Stock are entitled to rights to appraisal in the event of a merger of Marigold pursuant to Section 490.1302 of the IBCA. Accordingly, and notwithstanding anything in this Agreement to the contrary, with respect to each share of Marigold Class B Common Stock to which the holder thereof shall have properly demanded appraisal in compliance with the provisions of Section 490.1321 of the IBCA (each, a “Marigold Dissenting Share”), if any, such holder shall be entitled to payment, solely from the Marigold Surviving Corporation, of the fair value of the Marigold Dissenting Shares to the extent permitted by and in accordance with the provisions of Section 490.1324 of the IBCA; provided, however, that (a) if any holder of Marigold Dissenting Shares, under the circumstances permitted by and in accordance with the IBCA, affirmatively withdraws its demand for appraisal of such Marigold Dissenting Shares, or (b) if any holder of Marigold Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for its shares under the IBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Marigold Class B Common Stock and such shares of Marigold Class B Common Stock shall thereupon cease to constitute Marigold Dissenting Shares and such shares of Marigold Class B Common Stock shall be converted into and represent only the right to receive the Cash Consideration and the Stock Consideration in accordance with Section 2.2. Marigold shall give Montage prompt notice of any demands received by Marigold for appraisal of shares of Marigold Class B Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 490.1302 of the IBCA and shall give Montage the opportunity to participate in all negotiations and proceedings with respect thereto. Marigold shall not, without the prior written consent of Montage, make any payment with respect to, or settle or offer to settle, any such demands.

Article III

REPRESENTATIONS AND WARRANTIES OF MARIGOLD

Except (a) as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “Marigold Disclosure Letter”) delivered by Marigold to Montage prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Marigold Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Marigold SEC Documents as publicly filed by Marigold with the SEC after June 30, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Marigold hereby represents and warrants to Montage as follows:

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Section 3.1     Company Organization.

(a)     Marigold is a corporation duly organized, validly existing and in good standing under the Laws of the State of Iowa. Marigold has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold.

(b)     Complete copies of the articles of incorporation and bylaws of Marigold (the “Marigold Organizational Documents”), as in effect as of the date of this Agreement, have previously been made available to Montage.

(c)     Each of the Marigold Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate or comparable power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold. Section 3.1(c) of the Marigold Disclosure Letter sets forth as of the date of this Agreement the name of each Marigold Subsidiary, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such Marigold Subsidiary.

(d)     As of the date of this Agreement, Marigold does not hold any interests, either directly or indirectly, in any entities (other than the shares or other Equity Interests in the Subsidiaries of Marigold as set forth on Section 3.1(c) of the Marigold Disclosure Letter).

Section 3.2     Capitalization.

(a)     As of the date hereof, the authorized shares of capital stock of Marigold consist solely of (i) 5,000,000 Marigold Preferred Shares, and (ii) 95,000,000 Marigold Common Shares, consisting of (A) 80,000,000 shares of Marigold Common Stock; and (B) 15,000,000 shares of Marigold Class B Common Stock. As of the close of business on September 3, 2015 (the “Capitalization Date”) 37,634,962 shares of Marigold Common Stock were issued and outstanding, 6,961,816 shares of Marigold Class B Common Stock were issued and outstanding and no Marigold Preferred Shares were issued or outstanding. From the close of business on the Capitalization Date through the date hereof, there have been no issuances of Marigold Common Shares or Marigold Preferred Shares other than (i) issuances of shares of Marigold Common Stock upon the conversion of shares of Marigold Class B Common Stock, or (ii) issuances of shares of Marigold Common Stock pursuant to the exercise or settlement of Marigold Equity Grants outstanding as of the Capitalization Date. As of the date of this Agreement, 24,433,023 shares of Marigold Common Stock are held in Marigold’s treasury and no other shares are owned, directly or indirectly, by Marigold or any of the Marigold Subsidiaries. All of the issued and outstanding Marigold Common Shares have been duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. Except (i) for the right of holders of shares of Marigold Class B Common Stock to convert to shares of Marigold Common Stock and (ii) as set forth in Section 3.2(b) of the Marigold Disclosure Letter, neither Marigold nor any of the Marigold Subsidiaries has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares representing capital stock or any other equity securities of Marigold or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares, interests or securities. Except as set forth in Section 3.2(b) of the Marigold Disclosure Letter, as of the date hereof, there are no options, restricted stock or other equity-based awards issued by Marigold or any Marigold Subsidiary currently outstanding under the Marigold Benefit Plans or otherwise. There are no outstanding bonds, debentures, notes or other Indebtedness of Marigold or any Marigold Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of capital stock of Marigold may vote. There are no outstanding agreements or other obligations of Marigold or any of the Marigold Subsidiaries requiring the registration for sale of any Marigold Common Shares, Marigold Preferred Shares or other Equity Interests in Marigold or any of the Marigold Subsidiaries.

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(b)     Section 3.2(b) of the Marigold Disclosure Letter sets forth, as of the close of business on the Capitalization Date, the number of outstanding options to purchase shares of Marigold Common Stock issued under the Marigold Incentive Plans (“Marigold Share Options”), the number of outstanding restricted stock units with respect to shares of Marigold Common Stock issued under the Marigold Incentive Plans (“Marigold RSUs”), the number of outstanding stock equivalent units convertible into shares of Marigold Common Stock issued under the Marigold Deferred Compensation Plan (the “Marigold Stock Equivalents”) and the number of restricted stock awards of shares of Marigold Common Stock outstanding under the Marigold Incentive Plans (“Marigold Restricted Shares”, and together with the Marigold Share Options, the Marigold RSUs and the Marigold Stock Equivalents, the “Marigold Equity Grants”). As of the close of business on the Capitalization Date, the weighted average exercise price of the Marigold Share Options outstanding as of that date was $41.06. Section 3.2(b) of the Marigold Disclosure Letter sets forth, (x) with respect to each grant of Marigold Restricted Shares, the date of grant, the number of shares of Marigold Restricted Shares issued and any applicable vesting schedule, (y) with respect to each Marigold Share Option, the date of grant, the number of shares of Marigold Common Stock that are reserved with respect to such Marigold Share Option and the exercise price thereof, the portion of each such Marigold Share Option that is vested, any applicable vesting schedule and the expiration date and (z) with respect to each Marigold RSU or Marigold Stock Equivalent, the date of grant, the number of shares of Marigold Common Stock that are reserved with respect to such Marigold Stock Equivalent and any applicable vesting schedule. Since the close of business on the Capitalization Date, no Marigold Equity Grants have been issued, made or granted.

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(c)     All of the issued and outstanding shares of capital stock or other equity ownership interests of each Marigold Subsidiary, other than the Marigold Sharing Company, are owned by Marigold, either directly or through ownership of another wholly owned Marigold Subsidiary, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (“Liens”) (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. None of Marigold or any of the Marigold Subsidiaries have been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any Marigold Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Marigold directly or indirectly owns that number and percentage of issued and outstanding shares of capital stock or other equity ownership interests of the Marigold Sharing Company, free and clear of all Liens, as set forth on Section 3.2(c) of the Marigold Disclosure Letter.

Section 3.3     Authority; No Violation.

(a)     Marigold has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Marigold of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions on the part of Marigold. Except for the Required Marigold Vote, the calling of the Marigold Shareholder Meeting, and the filing of the Articles of Second Merger with the ISS, no corporate proceedings on the part of Marigold or vote, consent or approval of the Marigold Shareholders is necessary to adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Marigold and (assuming due authorization, execution and delivery by Montage, New Holdco, Merger Sub 1 and Merger Sub 2) constitutes the valid and binding obligation of Marigold, enforceable against Marigold in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). On or prior to the date hereof, the Marigold Board adopted resolutions (i) determining that this Agreement, the Iowa Plan of Merger and the transactions contemplated hereby and thereby, including the Second Merger, are advisable, fair to, and in the best interests of, Marigold and the Marigold Shareholders, (ii) approving and declaring the advisability of this Agreement, the Iowa Plan of Merger and the transactions contemplated hereby and thereby, including the Second Merger, and (iii) subject to the terms and conditions of Section 6.10, recommending that the Marigold Shareholders vote to adopt this Agreement.

(b)     None of the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Marigold with any of the terms or provisions hereof or thereof will (i) violate any provision of the Marigold Organizational Documents or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 3.5 are duly obtained and/or made, (A) violate any Law or Order applicable to Marigold, any of the Marigold Subsidiaries or any of their respective properties or assets, (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other binding instrument or obligation, whether written or unwritten (collectively, “Contracts”), to which Marigold or any of the Marigold Subsidiaries is a party, or (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Marigold or any of the Marigold Subsidiaries, except, with respect to clause (ii), as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold.

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Section 3.4     SEC Filings; Financial Statements.

(a)     Since July 1, 2013, Marigold has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Marigold with the SEC (the “Marigold SEC Documents”). As of their respective dates, the Marigold SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Marigold SEC Documents and, except to the extent that information contained in such Marigold SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Marigold SEC Document, none of Marigold SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in Marigold SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Marigold and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Marigold and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Marigold and its Subsidiaries. No financial statements of any Person are required by GAAP to be included in the consolidated financial statements of Marigold.

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(c)     Marigold maintains, and at all times since July 1, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Marigold and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Marigold; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Marigold’s management has completed an assessment of the effectiveness of Marigold’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2015, and, except as set forth in Marigold SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Marigold’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Marigold maintained effective internal control over financial reporting as of June 30, 2015. To the knowledge of Marigold, except as set forth in the Marigold SEC Documents filed prior to the date of this Agreement, since July 1, 2014, Marigold’s independent registered accountant has not identified or been made aware of: any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Marigold; any illegal act or fraud, whether or not material, that involves the management or other employees of Marigold; or any claim or allegation regarding any of the foregoing.

(d)     Marigold maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Marigold’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Marigold’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Marigold and the principal financial officer of Marigold to make the certifications required under the Exchange Act with respect to such reports. Marigold is in compliance in all material respects with all current listing and corporate governance requirements of NYSE.

(e)     None of the Marigold or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Marigold in any of Marigold’s published financial statements or other Marigold SEC Documents.

(f)     As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to Marigold SEC Documents. To the knowledge of Marigold, none of the Marigold SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Marigold.

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(g)     Each document required to be filed by Marigold with the SEC in connection with the transactions contemplated by this Agreement (the “Marigold Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Marigold Disclosure Documents, at the time of the filing of such Marigold Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)     The information with respect to Marigold that Marigold provides to Montage in writing specifically for use in the proxy statement relating to the Montage Shareholder Meeting and the Marigold Shareholder Meeting jointly prepared by Montage and Marigold (including any amendment or supplement thereto or document incorporated by reference therein, the “Joint Proxy Statement/Prospectus”) that will be sent to the shareholders of Marigold in connection with Marigold Shareholders’ meeting shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Marigold or at the time of Marigold Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)     Notwithstanding the foregoing clauses (a) through (g) in Section 3.4, Marigold makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Montage, New Holdco, Merger Sub 1 or Merger Sub 2 for inclusion or incorporation by reference in Marigold Disclosure Documents or the Joint Proxy Statement/Prospectus.

Section 3.5     Consents and Approvals. None of the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require Marigold or any of its Affiliates to make, deliver or obtain any notice or Permit with, to or from any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization (each a “Governmental Entity”) prior to or as of the Second Merger Effective Time in connection with the execution and delivery of this Agreement and any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing by Marigold of the Articles of Second Merger with, and the acceptance of the Articles of Second Merger by, the ISS, (ii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports, extensions of waivers or informational filings required in connection therewith under the Communications Act and the FCC Rules, (iv) any filings under the Securities Act or the Exchange Act, including the Joint Proxy Statement/Prospectus, or pursuant to the rules of the NYSE, and (v) any such notice or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold and would not be reasonably likely to prevent or materially delay the consummation by Marigold of the Second Merger.

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Section 3.6     Broker’s Fees. Neither Marigold nor any Marigold Subsidiary has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Mergers or other transactions contemplated by this Agreement or the other Transaction Documents, other than BDT & Company and Moelis & Company, and the agreements with respect to such engagement has previously been made available to Montage.

Section 3.7     Absence of Certain Changes or Events. Between June 30, 2015 and the date hereof, (i) Marigold and the Marigold Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practices, and (ii) neither Marigold nor any of the Marigold Subsidiaries has taken any action that would require the consent of Montage pursuant to Section 5.2 had such action occurred after the date of this Agreement and prior to the Closing. Since June 30, 2015, there has not been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Marigold.

Section 3.8     Legal Proceedings. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Marigold, there are no (i) actions, claims, suits, arbitrations, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of Marigold, threatened) against Marigold or any of the Marigold Subsidiaries, or any of their respective properties, at law or in equity, or (ii) orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity (collectively, “Orders”), against Marigold or any of the Marigold Subsidiaries or any of their respective properties.

Section 3.9     Taxes.

(a)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold: (i) Marigold and each of the Marigold Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) Marigold and each of the Marigold Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return, and have made adequate provision in accordance with GAAP on the Marigold SEC Documents for any Taxes not yet payable as of the respective dates of the Marigold SEC Documents; (iii) Marigold and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and have timely collected, deducted or withheld and paid over to the appropriate Governmental Entity all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws; (iv) there is no outstanding assessment or deficiency of Tax asserted in writing against Marigold or any of the Marigold Subsidiaries; (v) neither Marigold nor any of the Marigold Subsidiaries has been informed in writing by any jurisdiction where Marigold or a Marigold Subsidiary does not file Tax Returns that the jurisdiction believes that Marigold or the Marigold Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vi) there are no Liens with respect to Taxes upon any of the assets or properties of Marigold or any of the Marigold Subsidiaries, other than Permitted Liens; (vii) neither Marigold nor any of the Marigold Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (viii) neither Marigold nor any of the Marigold Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date or (E) election by Marigold or any of the Marigold Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

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(b)     Neither Marigold nor any of the Marigold Subsidiaries: (i) has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) has requested any extension of time within which to file any Tax Return (other than routine extensions of not more than 6 months beyond the otherwise applicable due date), which Tax Return has not yet been filed; (iii) has executed or filed any power of attorney with any taxing authority, which is still in effect; (iv) has any liability for any Taxes of any Person (other than Marigold or the Marigold Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise; or (v) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority. No examination or audit of any Tax Return of Marigold or any of the Marigold Subsidiaries, or with respect to any Taxes due from Marigold or any of the Marigold Subsidiaries, by any taxing authority is in progress or threatened.

(c)     Marigold and each of the Marigold Subsidiaries have made available to Montage complete and accurate copies of all U.S. federal and applicable state and local income Tax Returns filed for taxable years ending on or after June 30, 2012.

(d)     Neither Marigold nor any of the Marigold Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Marigold).

(e)     Marigold has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f)     Neither Marigold nor any of the Marigold Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Marigold or any of the Marigold Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

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(g)     Neither Marigold nor any of the Marigold Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, or any other “reportable transaction” within the meaning of such Treasury Regulation.

(h)     Neither Marigold nor any of the Marigold Subsidiaries has taken or agreed to take any action nor is Marigold aware of any agreement, plan or other circumstance that would prevent the First Merger and the Second Merger, taken together, from qualifying as a transaction described in Section 351 of the Code.

(i)     As of June 30, 2015, the Marigold consolidated group had net operating loss carryforwards of approximately $8.7 million for U.S. federal income Tax purposes (the “Marigold NOL Carryforwards”). None of the Marigold NOL Carryforwards is subject to any limitation under Treasury Regulation Sections 1.1502-15 or 1.1502-21. As of the date of this Agreement (x) the Marigold NOL Carryforwards are subject to limitation under Section 382 of the Code and (y) the limitations are such that substantially all of the Marigold NOL Carryforwards are expected to be available for use prior to their expiration.

Section 3.10     Employee Benefits.

(a)     Section 3.10(a) of the Marigold Disclosure Letter includes a complete list of all material Marigold Benefit Plans and all Material Marigold Employment Agreements.

(b)     With respect to each Marigold Benefit Plan, Marigold has delivered or made available to Montage a true, correct and complete copy of: (i) each writing constituting a part of such Marigold Benefit Plan; (ii) the current summary plan description, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report, if any; (v) the most recent determination letter from the IRS, if any; (vi) each trust agreement, group annuity contract, group insurance contract, administrative service agreement, fidelity bond, and fiduciary liability insurance policy relating to any such Marigold Benefit Plan, if any; (vii) the most recent nondiscrimination test reports for each applicable Marigold Benefit Plan; and (viii) all material communications received in writing from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, or any other Governmental Entity. Marigold has delivered or made available to Montage a correct and complete copy of each Material Marigold Employment Agreement.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, all contributions required to be made to any Marigold Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any Marigold Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

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(d)     Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, (i) with respect to each Marigold Benefit Plan and Marigold Employment Agreement, Marigold and the Marigold Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such Marigold Benefit Plans, (ii) each Marigold Benefit Plan and Marigold Employment Agreement has been administered in all respects in accordance with its terms, (iii) none of Marigold, the Marigold Subsidiaries, their ERISA Affiliates or any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Marigold Benefit Plans or their related trusts, Marigold, any of the Marigold Subsidiaries, any of their respective ERISA Affiliates or any person that Marigold or any of the Marigold Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) Marigold does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

(e)     Section 3.10(e) of the Marigold Disclosure Letter identifies each Marigold Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Marigold Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Marigold Qualified Plan and the related trust that has not been revoked or Marigold is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Marigold, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Marigold Qualified Plan or the related trust that cannot be corrected without material liability to Marigold.

(f)     Section 3.10(f) of the Marigold Disclosure Letter lists each Marigold Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code (each, a “Marigold Pension Plan”). With respect to each Marigold Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; and (ii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by Marigold or any of its ERISA Affiliates (other than for the payment of premiums), and there are no premium payments which have become due that are unpaid.

(g)     No Marigold Benefit Plan is a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) and none of Marigold, the Marigold Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, (i) contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred, or reasonably expects to incur, any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

(h)     Marigold and the Marigold Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Marigold and the Marigold Subsidiaries. No Marigold Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, any Marigold Benefit Plan or Marigold Employment Agreement that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

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(i)     Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Marigold or any of the Marigold Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by Marigold or the Marigold Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Marigold or any of the Marigold Subsidiaries as a result of the imposition of excess taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(j)     Section 3.10(j) of the Marigold Disclosure Letter contains a true and complete list of all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which Marigold or any of the Marigold Subsidiaries is a party or to which any of their current or former employees is subject (collectively, the “Marigold Labor Agreements”). Marigold has provided or made available to Montage true and complete copies of each Marigold Labor Agreement. No material labor strike or organized work stoppage against Marigold or any of the Marigold Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of Marigold, is threatened. There are no material disputes pending or, to the Knowledge of Marigold, threatened, between Marigold or any of the Marigold Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of Marigold or any of the Marigold Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Marigold, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Marigold, there are no current union organization activities or representation questions involving employees, of Marigold or any of the Marigold Subsidiaries.

(k)     Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, each of Marigold and the Marigold Subsidiaries is in compliance with all Marigold Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health.

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(l)     Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Marigold, none of Marigold or any of the Marigold Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Marigold or any of the Marigold Subsidiaries (each, a “Marigold Contingent Worker”) and no Marigold Contingent Worker has been improperly excluded from any Marigold Benefit Plan.

(m)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, there are no pending or, to the Knowledge of Marigold, threatened, actions, suits or claims with respect to any Marigold Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Marigold Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of Marigold, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any Marigold Benefit Plan.

Section 3.11     Compliance with Law; Permits.

(a)     Marigold and each of the Marigold Subsidiaries is in compliance with and since January 1, 2013, has been in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity (collectively, “Laws” and each, a “Law”) applicable to any of them or any of their applicable businesses or operations (other than Tax Laws, which are the subject of Section 3.9), except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) Marigold and the Marigold Subsidiaries have all Permits that are reasonably necessary to enable Marigold and the Marigold Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) Marigold and the Marigold Subsidiaries are not in violation or breach of, or default under, any of the terms and conditions of its Permits.

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(c)     Marigold or the Marigold Subsidiaries identified on Section 3.11(c) of the Marigold Disclosure Letter, as the case may be, are the holders of the Marigold Station Licenses, which constitute all of the Marigold FCC Licenses material to the business and operation of the Marigold Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, the Marigold Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, Marigold and the Marigold Subsidiaries (i) operate each Marigold Station and have operated each Marigold Station in compliance with the Communications Act and the FCC Rules and the applicable Marigold Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Marigold Station Licenses, (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Marigold Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Marigold Station Licenses or construction Permits issued to modify the Marigold Station Licenses to the extent required to be completed as of the date hereof. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, to the Knowledge of Marigold, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Marigold Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 6.3(e)(iii) or as listed in Section 3.11(c) of the Marigold Disclosure Letter, neither Marigold nor any of the Marigold Subsidiaries, nor any of the Marigold Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Marigold Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement. There is not (i) pending, or, to the Knowledge of Marigold, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Marigold FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against the Marigold Stations, Marigold or any Marigold Subsidiary with respect to the Marigold Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Marigold Station Licenses. The Marigold Station Licenses have been issued for the terms expiring as indicated on Section 3.11(c) of the Marigold Disclosure Letter and the Marigold Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Marigold Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 3.11(c) of the Marigold Disclosure Letter. Except as set forth in Section 3.11(c) of the Marigold Disclosure Letter, neither Marigold’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Marigold or for any of the Marigold Stations.

Section 3.12     Certain Contracts.

(a)     Except for this Agreement and the Transaction Documents and any agreements contemplated hereby or thereby, as of the date hereof, neither Marigold nor any of the Marigold Subsidiaries is a party to or bound by:

(i)     any Contract relating to material Indebtedness of Marigold or any of the Marigold Subsidiaries (other than such Contracts between Marigold and its wholly owned Subsidiaries);

(ii)     any Contract under which Marigold or any of the Marigold Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (w) any such Contract pursuant to which there are no outstanding obligations, (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by Marigold or its wholly owned Subsidiaries in wholly owned Subsidiaries of Marigold);

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(iii)     any Contract that limits or purports to limit or restrict in any material respect the ability of Marigold or any of the Marigold Subsidiaries or Affiliates (including New Holdco and its Subsidiaries after the Second Merger) to compete in any business or geographic area;

(iv)     any material partnership, joint venture, limited liability company or similar Contract;

(v)     any Contract that is a local marketing agreement, joint sales agreement, shared services agreement or similar agreement;

(vi)     any Contract relating to Program Rights under which it would reasonably be expected that Marigold and the Marigold Subsidiaries would make annual payments of $500,000 or more during any twelve (12) month period or the remaining term of such Contract;

(vii)     any network affiliation Contract or similar Contract;

(viii)     any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 10,000 paid subscribers with respect to each Marigold Station;

(ix)     any material Barter Agreement;

(x)     any material Contract with a Governmental Entity;

(xi)     any Contract for the acquisition, sale, lease or license of any material business or properties or assets of or by Marigold or any of the Marigold Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since July 1, 2012 or any Contract for any acquisition of any material business or properties or assets by Marigold or any of the Marigold Subsidiaries pursuant to which Marigold or any of the Marigold Subsidiaries has any outstanding “earn-out” or other obligation to pay consideration;

(xii)     any Contract governing a Marigold Related Party Transaction;

(xiii)     any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of Marigold;

(xiv)     any registration rights agreements with respect to securities of Marigold; or

(xv)     any other Contract or series of related Contracts under which it would reasonably be expected that Marigold and the Marigold Subsidiaries would receive or make annual payments of $1,000,000 or more during any twelve (12) month period or the remaining term of such Contract;

(the Contracts of the type described in clauses (i) through (xv) above being referred to herein as the “Marigold Material Contracts”). Each Marigold Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof is listed on Section 3.12(a) of the Marigold Disclosure Letter and has heretofore been made available to Montage.

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(b)     With respect to each of the Marigold Material Contracts, (i) except to the extent it has expired in accordance with its terms, such Marigold Material Contract is valid and binding on Marigold or the Marigold Subsidiaries, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) none of Marigold or any of the Marigold Subsidiaries or, to the Knowledge of the Marigold, any other party to such Marigold Material Contract, is in material breach or material violation of, or in material default under, such Marigold Material Contract, and (iii) to the Knowledge of Marigold, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Marigold Material Contract.

Section 3.13     Undisclosed Liabilities. Neither Marigold nor any of the Marigold Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the consolidated balance sheet (or fairly summarizes in the notes thereto) of Marigold included in Marigold’s Annual Report on Form 10-K for the year ended June 30, 2015 publicly filed with the SEC prior to the date hereof (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course since June 30, 2015, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on Marigold or any of the Marigold Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Marigold.

Section 3.14     Property.

(a)     Section 3.14(a) of the Marigold Disclosure Letter identifies, as of the date hereof:

(i)     All material real properties (by name and location) owned by Marigold or any Marigold Subsidiary (the “Marigold Owned Property”);

(ii)     all material leases, subleases and occupancy agreements for real properties and interests in real properties leased, subleased, occupied or operated by Marigold or any Marigold Subsidiary as lessee, sublessee or occupant (such properties, the “Marigold Leased Property” and such leases, subleases and occupancy agreements, the “Marigold Lessee Agreements”). The Marigold Owned Property and the Marigold Leased Property are referred to herein collectively as the “Marigold Real Property”; and

(iii)     all material leases, subleases and occupancy agreements for Marigold Real Property to which Marigold or any Marigold Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “Marigold Lessor Agreements”). Each Marigold Lessee Agreement and Marigold Lessor Agreement (including all amendments and supplements thereto) as in effect on the date hereof has heretofore been made available to Montage.

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(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) (x) Marigold or the Marigold Subsidiaries have good and marketable title to the Marigold Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Marigold Leased Property, sufficient to allow each of Marigold and the Marigold Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of Marigold, threatened condemnation, eminent domain or similar proceedings affecting any of the Marigold Real Property, and (ii) with respect to each of the Marigold Lessee Agreements and Marigold Lessor Agreements, (x) such Marigold Lessee Agreement or Marigold Lessor Agreement is valid and binding on Marigold or the Marigold Subsidiaries, as applicable, (y) none of Marigold or any of the Marigold Subsidiaries or, to the Knowledge of the Marigold, any other party to such Marigold Lessee Agreement or Marigold Lessor Agreement, is in breach or violation of, or in default under, such Marigold Lessee Agreement or Marigold Lessor Agreement and (z) to the Knowledge of Marigold, no event has occurred which would result in such a breach or violation of, or a default under, such Marigold Lessee Agreement or Marigold Lessor Agreement.

(c)     Each of Marigold and the Marigold Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute the Marigold Real Property (other than Intellectual Property), (i) has valid title to all properties reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 3.15     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, (i) Marigold and each of the Marigold Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Marigold or any of the Marigold Subsidiaries or, to the Knowledge of Marigold, at any real property formerly owned, leased, operated or controlled by Marigold or any of the Marigold Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on Marigold or any of the Marigold Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of Marigold, threatened against Marigold or any of the Marigold Subsidiaries; (iv) neither Marigold nor any of the Marigold Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Marigold or any Marigold Subsidiary under any Environmental Law; and (v) neither Marigold nor any of the Marigold Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against Marigold or any of the Marigold Subsidiaries.

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Section 3.16     State Takeover Laws. Assuming the accuracy of the representation and warranty set forth in Section 4.24, the Marigold Board has taken all action required to be taken by the Marigold Board to exempt this Agreement and the transactions contemplated hereby from any applicable “business combination” or any other takeover or anti-takeover statute under the IBCA.

Section 3.17     Insurance. Marigold has made available to Montage copies of all material insurance policies covering the assets, businesses, equipment, properties, operations, employees, officers and directors of Marigold and the Marigold Subsidiaries as of the date of this Agreement, a list of which is set forth on Section 3.17 of the Marigold Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, each such policy is in full force and effect and enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and Marigold and the Marigold Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

Section 3.18     Intellectual Property.

(a)     Section 3.18(a) of the Marigold Disclosure Letter sets forth a true, correct and complete list of patents, trademarks (including service marks and domain names), and copyrights that are owned by and material to Marigold or the Marigold Subsidiaries and that are registered or subject to pending applications for registration. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, Marigold or the Marigold Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of Marigold and the Marigold Subsidiaries taken as a whole as conducted as of the date of this Agreement (the “Marigold IP”). To the Knowledge of Marigold, (i) each material registration included in Marigold IP and set forth in Section 3.18(a) of the Marigold Disclosure Letter is valid and enforceable and (ii) each material registration and material pending application for registration included in Marigold IP and set forth in Section 3.18(a) of the Marigold Disclosure Letter is subsisting.

(b)     To the Knowledge of Marigold, (i) no Marigold IP owned by Marigold or a Marigold Subsidiary is being infringed, misappropriated or otherwise violated by any third party, and (ii) neither Marigold nor any Marigold Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in material liability for Marigold or any Marigold Subsidiary. Marigold and the Marigold Subsidiaries have complied in all material respects with all applicable requirements in Section 512 of Title 17 of the United States Code to qualify for a limitation on liability for copyright infringement. To the Knowledge of Marigold, (A) neither Marigold nor any Marigold Subsidiary has received notice of any claim alleging that Marigold or any Marigold Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party during the past year, and (B) there are no claims against Marigold or any Marigold Subsidiary presently pending, or threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. Neither Marigold nor any Marigold Subsidiary is a party to any outstanding Order that restricts, in a way material to the business of Marigold and the Marigold Subsidiaries, the use or ownership of any Marigold IP owned or purported to be owned by Marigold or any Marigold Subsidiary, and, to the Knowledge of Marigold, neither Marigold nor any Marigold Subsidiary is otherwise subject to any such outstanding Order.

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(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, to the Knowledge of Marigold, there is no pending, or threatened in writing, claim or dispute regarding or disputing the ownership, registrability or enforceability, or use by Marigold or any Marigold Subsidiary, of any Marigold IP owned or purported to be owned by Marigold or a Marigold Subsidiary, excluding any office actions issued by a relevant Governmental Entity in the ordinary course of prosecution of any applications for registration of any Intellectual Property.

(d)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold, with respect to each work of authorship published or otherwise distributed by Marigold or a Marigold Subsidiary, Marigold or a Marigold Subsidiary is party to a written agreement pursuant to which Marigold or a Marigold Subsidiary is the owner of the copyright in such work of authorship or is otherwise granted sufficient rights under the copyright in such work of authorship to permit all past, current and contemplated use thereof by Marigold and the Marigold Subsidiaries.

Section 3.19     Related Party Transactions. Except for Contracts, transactions and other arrangements that are solely among Marigold and its wholly owned Subsidiaries, or that relate solely to director or employee compensation and/or benefits in the ordinary course of business, no (x) officer or director of Marigold or any of the Marigold Subsidiaries, or (y) to the Knowledge of Marigold, Affiliate of Marigold or any of such Affiliate’s Subsidiaries, or officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with Marigold or any of the Marigold Subsidiaries or has any interest in any property or asset of Marigold or any of the Marigold Subsidiaries, or (ii) to the Knowledge of Marigold, beneficially owns a controlling Equity Interest in a party of the type described in clause (i) above, in the case of clause (i) and (ii), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Marigold SEC Documents (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “Marigold Related Party Transaction”).

Section 3.20     Certain Business Practices. Since December 31, 2014, none of Marigold, any of the Marigold Subsidiaries, and, to the Knowledge of Marigold, any director, officer, employee or agent of Marigold or any of the Marigold Subsidiaries with respect to any matter relating to of Marigold or any of the Marigold Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Marigold.

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Section 3.21     Vote Required. The affirmative vote of (a) holders of a majority of the votes cast by the holders of the outstanding shares of Marigold Common Stock, voting as a single class, (b) holders of a majority of the votes cast by the holders of outstanding shares of Marigold Class B Common Stock, voting as a single class and (c) holders of a majority of the votes cast by the holders of the outstanding shares of Marigold Common Stock and Marigold Class B Common Stock, voting together as a single class, in the case of each of (a), (b) and (c), at a meeting of the Marigold Shareholders where a quorum is present (collectively, the “Required Marigold Vote”), are the only votes of the holders of any class or series of shares of capital stock of Marigold necessary to adopt this Agreement.

Section 3.22     MVPD Matters. Section 3.22 of the Marigold Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 10,000 paid subscribers with respect to each Marigold Station. To the Knowledge of Marigold, Marigold or the applicable Marigold Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 25,000 paid subscribers in any of the Marigold Stations’ Markets. Since December 31, 2014 and until the date hereof, (x) no such MVPD has provided written notice to Marigold or any Marigold Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Marigold, sought any form of relief from carriage of a Marigold Station from the FCC, (y) neither Marigold nor any Marigold Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Marigold Station from carriage or to change such Marigold Station’s channel position and (z) neither Marigold nor any Marigold Subsidiary has received written notice of a petition seeking FCC modification of any Market in which a Marigold Station is located.

Section 3.23     Opinion of Financial Advisor. The Marigold Board has received the opinion of Moelis & Company LLC, financial advisor to Marigold, dated September 7, 2015, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Marigold Merger Consideration to be received by holders of Marigold Common Shares in the Second Merger is fair from a financial point of view to such holders, other than holders of Marigold Cancelled Shares, the Marigold Dissenting Shares and the Marigold Major Shareholders. Marigold will, following the execution of this Agreement, make available to Montage, solely for informational purposes, a signed copy of such opinion.

Section 3.24     Marigold Ownership of Montage Capital Stock. As of the date hereof, neither Marigold nor any Marigold Subsidiary nor any “affiliate” or “associate” of Marigold “beneficially owns” (as such terms are defined in Articles 14 and 14.1 of the VSCA) any shares of capital stock of Montage or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Montage, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three (3) year period prior to the date of this Agreement, neither Marigold nor any Marigold Subsidiary nor any “affiliate” or “associate” of Marigold “beneficially owned” (as such terms are defined in Articles 14 and 14.1 of the VSCA) 10% or more of the outstanding shares of any class of Montage Common Stock.

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Section 3.25     Marigold Sharing Company. Montage acknowledges that Marigold neither controls, nor necessarily has knowledge concerning the operations of, the Marigold Sharing Company. Accordingly, the information provided in the Marigold Disclosure Letter respecting the Marigold Sharing Company may be incomplete or inaccurate, but solely as a matter of contract risk allocation, and taking into account the materiality qualifiers set forth therein, Marigold has nevertheless agreed to make the representations and warranties respecting the Marigold Sharing Company on the condition that Montage acknowledge the limited amount of information available to Marigold respecting the Marigold Sharing Company.

Section 3.26     No Other Marigold Representations and Warranties. Except for the representations and warranties made by Marigold in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter) or in any other Transaction Documents, neither Marigold nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Marigold or the Marigold Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Marigold or the Marigold Subsidiaries or any other matter furnished or provided to Montage or made available to Montage in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Marigold and the Marigold Subsidiaries disclaim any other representations or warranties, whether made by the Marigold Shareholders, Marigold, any Marigold Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter), Marigold and its Affiliates hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Montage or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Montage by any director, officer, employee, agent, consultant, or representative of the Marigold Shareholders, Marigold, any Marigold Subsidiary or any of their respective Affiliates). Montage acknowledges and agrees that, except for the representations and warranties made by Marigold in this Article III (as qualified by the applicable items disclosed in the Marigold Disclosure Letter) or in any other Transaction Document, neither Marigold nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect with respect to or on behalf of Marigold or the Marigold Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Marigold or the Marigold Subsidiaries or any other matter furnished or provided to Montage or made available to Montage in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Montage specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Marigold and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MONTAGE

Except (a) as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “Montage Disclosure Letter”) delivered by Montage to Marigold prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Montage Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the Montage SEC Documents publicly filed with the SEC after December 31, 2013 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), Montage hereby represents and warrants to Marigold as follows:

Section 4.1     Corporate Organization.

(a)     Montage is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, New Holdco is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, Merger Sub 1 is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and Merger Sub 2 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Iowa. Montage has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Montage.

(b)     Complete copies of the articles of incorporation and bylaws of Montage (the “Montage Organizational Documents”), as in effect as of the date of this Agreement, have previously been made available to Marigold.

(c)     Each of the Montage Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate or comparable power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Montage. Section 4.1(c) of the Montage Disclosure Letter sets forth as of the date of this Agreement the name of each Montage Subsidiary, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such Montage Subsidiary.

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(d)     Each of New Holdco, Merger Sub 1 and Merger Sub 2 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the Equity Interests of New Holdco are owned directly by Montage and all of the Equity Interests of Merger Sub 1 and Merger Sub 2 are owned directly by New Holdco. Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement (including the Transaction Financing), New Holdco and Merger Sub 1 have not, and will not have prior to the First Merger Effective Time, and Merger Sub 2 has not, and will not have prior to the Second Merger Effective Time, incurred, directly or indirectly through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e)     As of the date of this Agreement, Montage does not hold any interests, either directly or indirectly, in any other entities (other than the shares or other Equity Interests in Subsidiaries of Montage as set forth on Section 4.1(c) of the Montage Disclosure Letter).

Section 4.2     Capitalization.

(a)     As of the date of this Agreement, the authorized capital stock of Montage consists solely of 400,000,000 shares of Montage Voting Common Stock, 400,000,000 shares of Montage Non-Voting Common Stock, and 50,000,000 shares of Preferred Stock, with no par value (“Montage Preferred Stock”). As of the close of business on August 31, 2015 (the “Montage Capitalization Date”), 127,707,602 shares of Montage Voting Common Stock were issued and outstanding and no shares of Montage Non-Voting Common Stock were issued and outstanding and no shares of Montage Preferred Stock were issued and outstanding. There are no fractional shares of Montage Voting Common Stock, Montage Non-Voting Common Stock or Montage Preferred Stock outstanding. From the close of business on the Montage Capitalization Date through date hereof, there have been no issuances of shares of capital stock of Montage other than (i) issuances of shares of Montage Voting Common Stock upon the conversion of shares of Montage Non-Voting Common Stock or issuances of shares of Montage Non-Voting Common Stock upon the conversion of shares of Montage Voting Common Stock, or (ii) issuances of shares of Montage Voting Common Stock pursuant to the exercise of Montage Stock Options or the settlement of Montage Equity Grants outstanding as of the Montage Capitalization Date. As of the Montage Capitalization Date, no shares of Montage Voting Common Stock or Montage Non-Voting Common Stock were owned, directly or indirectly, by Montage or any of the Montage Subsidiaries. All of the issued and outstanding shares of Montage Voting Common Stock and Montage Non-Voting Common Stock have been duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. The shares of New Holdco Voting Common Stock to be issued pursuant to the First Merger and the Second Merger, when issued to the Marigold Shareholders pursuant to this Agreement, shall be validly issued, fully paid, non-assessable and free and clear of any Liens and shall not have been issued in violation of any preemptive rights. Except pursuant to this Agreement, except as set forth in Section 4.2(b) of the Montage Disclosure Letter and except for the conversion rights of holders of shares of Montage Common Stock set forth in the Montage Organizational Documents, as of the date of this Agreement, none of Montage or any of the Montage Subsidiaries has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity securities of Montage or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Montage, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Except as set forth in Section 4.2(b) of the Montage Disclosure Letter, as of the date of this Agreement, there are no options, restricted stock or other equity-based awards issued by Montage or any Montage Subsidiary currently outstanding under the Montage Benefit Plans or otherwise. There are no outstanding bonds, debentures, notes or other Indebtedness of Montage or any Montage Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of capital stock of Montage may vote. Except as set forth in Section 4.2(b) of the Montage Disclosure Letter, there are no outstanding agreements or other obligations of Montage or any of the Montage Subsidiaries requiring the registration for sale of any shares of Montage Voting Common Stock, Montage Non-Voting Common Stock, Montage Preferred Stock or other Equity Interests in Montage or any of the Montage Subsidiaries.

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(b)     Section 4.2(b) of the Montage Disclosure Letter sets forth, as of the Montage Capitalization Date, the number of outstanding options to purchase shares of Montage Voting Common Stock issued under the Montage Incentive Plans (“Montage Stock Options”), the number of outstanding restricted stock units with respect to shares of Montage Voting Common Stock issued under the Montage Incentive Plans (“Montage RSUs”), the number of shares of restricted Montage Voting Common Stock outstanding under the Montage Incentive Plans (“Montage Restricted Stock”), and the number of deferred stock units outstanding under the Montage Deferred Compensation Plans (“Montage DSUs”, and together with the Montage Stock Options, Montage RSUs and Montage Restricted Stock, the “Montage Equity Grants”). As of the close of business on the Montage Capitalization Date, the weighted average exercise price of the Montage Stock Options outstanding as of that date was $8.22 per share. Section 4.2(b) of the Montage Disclosure Letter sets forth (x) with respect to each grant of Montage Restricted Stock, the date of grant, the number of shares of Montage Restricted Stock issued and any applicable vesting schedule, (y) with respect to each Montage Stock Option, the date of grant, the number of shares of Montage Voting Common Stock that are reserved with respect to such Montage Stock Option and the exercise price thereof, the portion of each such Montage Stock Option that is vested, any applicable vesting schedule and the expiration date, and (z) with respect to each grant of Montage RSUs or Montage DSUs, the grant date and the number of Montage RSUs or Montage DSUs outstanding. Since the close of business on the Montage Capitalization Date, no Montage Equity Grants have been issued, made or granted, except as expressly permitted by Section 5.3(b).

(c)     All of the issued and outstanding shares of capital stock or other equity ownership interests of each Montage Subsidiary, other than the Montage Sharing Companies, are owned by Montage, either directly or through ownership of another wholly owned Montage Subsidiary, free and clear of any Liens (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights and have been issued in compliance with all applicable securities Laws. None of Montage or any Montage Subsidiary has been or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any Montage Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities.

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Section 4.3     Authority; No Violation.

(a)     Each of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 has the requisite corporate power and authority to execute and deliver this Agreement, to approve and adopt the Plans of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Plans of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Montage Board and the Board of Directors of Merger Sub 1. Except for the Required Montage Vote, the calling of the Montage Shareholder Meeting, the Merger Sub 2 Shareholder Approval, the filing of the Montage Charter Amendment with the VSCC and the filing of the Virginia Plan of Merger and the Articles of First Merger with the VSCC and the filing of the Iowa Plan of Merger and Articles of Second Merger with the ISS, no corporate proceedings on the part of Montage, New Holdco, Merger Sub 1 or Merger Sub 2 or vote, consent or approval of the shareholders of Montage, New Holdco, Merger Sub 1 or Merger Sub 2 are necessary to approve this Agreement or the Plans of Merger or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 and (assuming due authorization, execution and delivery by Marigold) constitutes the valid and binding obligation of each of Montage, New Holdco, Merger Sub 1 and Merger Sub 2, enforceable against each of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). On or prior to the date hereof, the Montage Board adopted resolutions (a) determining that this Agreement, the Montage Charter Amendment, the Plans of Merger and the transactions contemplated hereby and thereby, including the Mergers and the New Holdco Share Issuance are advisable, fair to, and in the best interests of, Montage and the Montage Shareholders, (b) adopting the Plans of Merger and the Montage Charter Amendment, (c) approving the New Holdco Share Issuance, and (d) subject to the terms and conditions of Section 6.11 of this Agreement, recommending that the holders of shares of Montage Voting Common Stock vote to approve the Montage Charter Amendment and the New Holdco Share Issuance.

(b)     None of the execution and delivery of this Agreement, the Plans of Merger or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by Montage, New Holdco, Merger Sub 1 or Merger Sub 2 with any of the terms or provisions hereof or thereof, will (i) violate (A) any provision of the Montage Organizational Documents, (B) any provision of New Holdco’s articles of incorporation or bylaws, (C) any provision of Merger Sub 1’s articles of incorporation or bylaws, or (D) any provision of Merger Sub 2’s articles of incorporation or bylaws, or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 4.5 are duly obtained and/or made, (A) violate any Law or Order applicable to Montage, New Holdco, Merger Sub 1 or Merger Sub 2 or any of Montage’s other Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any Contracts to which Montage or any of the Montage Subsidiaries is a party, or (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Montage or any of the Montage Subsidiaries, except with respect to clause (ii) as would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage.

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Section 4.4     SEC Filings; Financial Statements.

(a)     Since January 1, 2013, Montage has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Montage with the SEC (the “Montage SEC Documents”). As of their respective dates, the Montage SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Montage SEC Documents and, except to the extent that information contained in such Montage SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Montage SEC Document, none of Montage SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)     The consolidated financial statements (including any related notes and schedules) of Montage contained or incorporated by reference in Montage SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of Montage and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Montage and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Montage and its Subsidiaries. No financial statements of any Person are required by GAAP to be included in the consolidated financial statements of Montage.

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(c)     Montage maintains, and at all times since January 1, 2014 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Montage and its consolidated Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Montage; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. Montage’s management has completed an assessment of the effectiveness of Montage’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2014, and, except as set forth in Montage SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and Montage’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Montage maintained effective internal control over financial reporting as of December 31, 2014. To the knowledge of Montage, except as set forth in the Montage SEC Documents filed prior to the date of this Agreement, since January 1, 2014, Montage’s independent registered accountant has not identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by Montage; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of Montage; or (3) any claim or allegation regarding any of the foregoing.

(d)     Montage maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in Montage’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Montage’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Montage and the principal financial officer of Montage to make the certifications required under the Exchange Act with respect to such reports. Montage is in compliance in all material respects with all current listing and corporate governance requirements of NYSE.

(e)     None of the Montage or its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Montage in any of Montage’s published financial statements or other Montage SEC Documents.

(f)     As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to Montage SEC Documents. To the knowledge of Montage, none of the Montage SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of Montage.

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(g)     Each document required to be filed by Montage with the SEC in connection with the transactions contemplated by this Agreement (the “Montage Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. Montage Disclosure Documents, at the time of the filing of such Montage Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)     The Joint Proxy Statement/Prospectus shall not, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of Montage at the time of Montage Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(ii)     Notwithstanding the foregoing clauses (a) through (g) in Section 4.4, Montage makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Marigold for inclusion or incorporation by reference in Montage Disclosure Documents or the Joint Proxy Statement/Prospectus.

Section 4.5     Consents and Approvals. Neither the execution and delivery of this Agreement, the Plans of Merger or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require Montage or any of its Affiliates to make, deliver or obtain any notice or Permit with, to or from any Governmental Entity prior to or as of the Second Merger Effective Time in connection with the execution and delivery of this Agreement and any of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of (A) the Montage Charter Amendment with, and the issuance of the certificate of amendment or restatement by, the VSCC, (B) the Virginia Plan of Merger and Articles of First Merger with, and the issuance of the certificate of merger by, the VSCC, and (C) the Iowa Plan of Merger and Articles of Second Merger with, and the issuance of the certificate of merger by, the ISS, (ii) any notices or filings under the HSR Act, (iii) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports, or informational filings required in connection therewith under the Communications Act and the FCC Rules, (iv) any filings under the Securities Act and the Exchange Act, including the Joint Proxy Statement/Prospectus and Form S-4, or pursuant to the rules of the NYSE, and (v) any such notice or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage and would not be reasonably likely to prevent or materially delay the consummation by Montage of the Mergers.

Section 4.6     Broker’s Fees. Neither Montage nor any Montage Subsidiary has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Mergers or other transactions contemplated by this Agreement or any other Transaction Documents, other than Montage’s Financial Advisor, and the agreement with respect to such engagement has previously been made available to Marigold.

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Section 4.7     Absence of Certain Changes or Events. Between June 30, 2015 and the date hereof, (i) Montage and the Montage Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practices, and (ii) none of Montage or the Montage Subsidiaries has taken any action that would require the consent of Marigold pursuant to Section 5.3 had such action occurred after the date of this Agreement and prior to the Closing. Since June 30, 2015, there has not been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Montage.

Section 4.8     Legal Proceedings. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Montage, there are no (i) Actions pending (or, to the Knowledge of Montage, threatened) against Montage or any of the Montage Subsidiaries, or any of their respective properties, at law or in equity, or (ii) Orders against Montage or any of the Montage Subsidiaries or any of their respective properties.

Section 4.9     Taxes.

(a)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage: (i) Montage and each of the Montage Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) Montage and each of the Montage Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return, and have made adequate provision in accordance with GAAP on the Montage SEC Documents for any Taxes not yet payable as of the respective dates of the Marigold SEC Documents; (iii) Montage and each of its Subsidiaries have complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and have timely collected, deducted or withheld and paid over to the appropriate Governmental Entity all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws; (iv) there is no outstanding assessment or deficiency of Tax asserted in writing against Montage or any of the Montage Subsidiaries; (v) neither Montage nor any of the Montage Subsidiaries has been informed in writing by any jurisdiction where Montage or a Montage Subsidiary does not file Tax Returns that the jurisdiction believes that Montage or the Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vi) there are no Liens with respect to Taxes upon any of the assets or properties of Montage or any of the Montage Subsidiaries, other than Permitted Liens; (vii) neither Montage nor any of the Montage Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (viii) neither Montage nor any of the Montage Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date, or (E) election by Montage or any of the Montage Subsidiaries under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

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(b)     Neither Montage nor any of the Montage Subsidiaries: (i) has waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) has requested any extension of time within which to file any Tax Return (other than routine extensions of not more than 6 months beyond the otherwise applicable due date), which Tax Return has not yet been filed; (iii) has executed or filed any power of attorney with any taxing authority, which is still in effect; (iv) has any liability for any Taxes of any Person (other than Montage or the Montage Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise; or (v) is subject to a private letter ruling of the IRS or comparable rulings of any other taxing authority. No examination or audit of any Tax Return of Montage or any of the Montage Subsidiaries, or with respect to any Taxes due from Montage or any of the Montage Subsidiaries, by any taxing authority is in progress or threatened.

(c)     Montage and each of the Montage Subsidiaries have made available to Marigold complete and accurate copies of all U.S. federal and applicable state and local income Tax Returns filed for taxable years ending on or after December 31, 2012.

(d)     Neither Montage nor any of the Montage Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Montage).

(e)     Montage has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f)     Neither Montage nor any of the Montage Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Montage or any of the Montage Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

(g)     Neither Montage nor any of the Montage Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, or any other “reportable transaction” within the meaning of such Treasury Regulation.

(h)     Neither Montage nor any of the Montage Subsidiaries has taken or agreed to take any action nor is Montage aware of any agreement, plan or other circumstance that would prevent the First Merger and the Second Merger, taken together, from qualifying as a transaction described in Section 351 of the Code. There is no plan or intention for Montage to liquidate or merge into, or otherwise combine with, New Holdco.

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(i)     As of December 31, 2014, the Montage consolidated group had net operating loss carryforwards of approximately $635 million for U.S. federal income Tax purposes (the “Montage Group NOL Carryforwards”). None of the Montage Group NOL Carryforwards is subject to limitation under Treasury Regulations Sections 1.1502-15 or 1.1502-21. As of the date of this Agreement (x) the Montage Group NOL Carryforwards are subject to limitation under Section 382 of the Code and (y) the limitations are such that substantially all of the Montage Group NOL Carryforwards are expected to be available for use prior to their expiration.

Section 4.10     Employee Benefits.

(a)     Section 4.10(a) of the Montage Disclosure Letter includes a complete list of all material Montage Benefit Plans and all Material Montage Employment Agreements.

(b)     With respect to each Montage Benefit Plan, Montage has delivered or made available to Marigold a true, correct and complete copy of: (i) each writing constituting a part of such Montage Benefit Plan; (ii) the current summary plan description, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report, if any; (v) the most recent determination letter from the IRS, if any; (vi) each trust agreement, group annuity contract, group insurance contract, administrative service agreement, fidelity bond, and fiduciary liability insurance policy relating to any such Montage Benefit Plan, if any; (vii) the most recent nondiscrimination test reports for each applicable Montage Benefit Plan; and (viii) all material communications received in writing from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Entity. Montage has delivered or made available to Marigold a correct and complete copy of each Material Montage Employment Agreement.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, all contributions required to be made to any Montage Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any Montage Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

(d)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) with respect to each Montage Benefit Plan and Montage Employment Agreement, Montage and the Montage Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such Montage Benefit Plans, (ii) each Montage Benefit Plan and Montage Employment Agreement has been administered in all respects in accordance with its terms, (iii) none of Montage, the Montage Subsidiaries, any of their respective ERISA Affiliates or any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Montage Benefit Plans or their related trusts, Montage, any of the Montage Subsidiaries, any of its ERISA Affiliates or any person that Montage or any of the Montage Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) Montage does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

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(e)     Section 4.10(e) of the Montage Disclosure Letter identifies each Montage Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Montage Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Montage Qualified Plan and the related trust that has not been revoked or Montage is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Montage, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Montage Qualified Plan or the related trust that cannot be corrected without material liability to Montage.

(f)     Section 4.10(f) of the Montage Disclosure Letter lists each Montage Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code (each, a “Montage Pension Plan”). With respect to each Montage Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; and (ii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by Montage or any of its ERISA Affiliates (other than for the payment of premiums, and there are no premium payments which have become due that are unpaid).

(g)     No Montage Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan and none of Montage, the Montage Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, (i) contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or (ii) incurred, or reasonably expects to incur, any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

(h)     Montage and the Montage Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Montage and the Montage Subsidiaries. No Montage Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Except as would not individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, any Montage Benefit Plan or Montage Employment Agreement that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

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(i)     Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Montage or any of the Montage Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by Montage or the Montage Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Montage or any of the Montage Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(j)     Section 4.10(j) of the Montage Disclosure Letter contains a true and complete list of all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which Montage or any of the Montage Subsidiaries is a party or to which any of their current or former employees is subject (collectively, the “Montage Labor Agreements”). Montage has provided or made available to Marigold true and complete copies of each Montage Labor Agreement. No material labor strike or organized work stoppage against Montage or any of the Montage Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of Montage, is threatened. There are no material disputes pending or, to the Knowledge of Montage, threatened, between Montage or any of the Montage Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of Montage or any of the Montage Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Montage, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Montage, there are no current union organization activities or representation questions involving employees, of Montage or any of the Montage Subsidiaries.

(k)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, each of Montage and the Montage Subsidiaries is in compliance with all Montage Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health.

(l)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, none of Montage or any of the Montage Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Montage or any of the Montage Subsidiaries (each, a “Montage Contingent Worker”) and no Montage Contingent Worker has been improperly excluded from any Montage Benefit Plan.

(m)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, there are no pending or, to the Knowledge of Montage, threatened, actions, suits or claims with respect to any Montage Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Montage Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of Montage, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any Montage Benefit Plan.

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Section 4.11     Compliance with Law; Permits.

(a)     Montage and each of the Montage Subsidiaries is in compliance with and since January 1, 2013, has been in compliance with and is not in default under or in violation of any applicable Law applicable to any of them or any of their respective businesses or operations (other than Tax Laws, which are the subject of Section 4.9), except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) Montage and the Montage Subsidiaries have all Permits that are reasonably necessary to enable Montage and the Montage Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) Montage and the Montage Subsidiaries are not in violation or breach of, or default under, any of the terms and conditions of its Permits.

(c)     The Montage Subsidiaries identified on Section 4.11(c) of the Montage Disclosure Letter are the holders of the Montage Station Licenses, which constitute all of the Montage FCC Licenses material to the business and operation of the Montage Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, the Montage Station Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, Montage or the Montage Subsidiaries (i) operate each Montage Station and have operated each Montage Station in compliance with the Communications Act and the FCC Rules and the applicable Montage Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Montage Station Licenses, (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Montage Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Montage Station Licenses or construction Permits issued to modify the Montage Station Licenses to the extent required to be completed as of the date hereof. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, to the Knowledge of Montage, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Montage Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 6.3(e)(iii) or as listed in Section 4.11(c) of the Montage Disclosure Letter, neither Montage, nor the Montage Subsidiaries, nor any of the Montage Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Montage Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement. There is not (i) pending or, to the Knowledge of Montage, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Montage FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability, or (D) order of forfeiture, in each case, against the Montage Stations, Montage or any Montage Subsidiary with respect to the Montage Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Montage Station Licenses. The Montage Station Licenses have been issued for the terms expiring as indicated on Section 4.11(c) of the Montage Disclosure Letter and the Montage Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Montage Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 4.11(c) of the Montage Disclosure Letter. Except as set forth in Section 4.11(c) of the Montage Disclosure Letter, neither Montage’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Montage or for any of the Montage Stations.

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Section 4.12     Certain Contracts.

(a)     Except for this Agreement and the Transaction Documents and any agreements contemplated hereby or thereby, as of the date hereof, neither Montage nor any of the Montage Subsidiaries is a party to or bound by:

(i)     any Contract relating to material Indebtedness of Montage or any of the Montage Subsidiaries (other than such Contracts between Montage and its wholly owned Subsidiaries);

(ii)     any Contract under which Montage or any of the Montage Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (w) any such Contract pursuant to which there are no outstanding obligations, (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by Montage or its wholly owned Subsidiaries in wholly owned Subsidiaries of Montage);

(iii)     any Contract that limits or purports to limit or restrict in any material respect the ability of Montage or any of the Montage Subsidiaries or Affiliates (including Marigold and the Montage Subsidiaries after the Second Merger) to compete in any business or geographic area;

(iv)     any material partnership, joint venture, limited liability company or similar Contract;

(v)     any Contract that is a local marketing agreement, joint sales agreement, shared services agreement or similar agreement;

(vi)     any Contract relating to Program Rights under which it would reasonably be expected that Montage and the Montage Subsidiaries would make annual payments of $500,000 or more during any twelve (12) month period or the remaining term of such Contract;

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(vii)     any network affiliation Contract or similar Contract;

(viii)     any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 10,000 paid subscribers with respect to each Montage Station;

(ix)     any material Barter Agreement;

(x)     any material Contract with a Governmental Entity;

(xi)     any Contract for the acquisition, sale, lease or license of any material business or properties or assets of or by Montage or any of the Montage Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since July 1, 2012 or any Contract for any acquisition of any material business or properties or assets by Montage or any of the Montage Subsidiaries pursuant to which Montage or any of the Montage Subsidiaries has any outstanding “earn-out” or other obligation to pay consideration;

(xii)     any Contract governing a Montage Related Party Transaction;

(xiii)     any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of Montage;

(xiv)     any registration rights agreements with respect to securities of Montage; or

(xv)     any other Contract or series of related Contracts under which it would reasonably be expected that Montage and the Montage Subsidiaries would receive or make annual payments of $1,000,000 or more during any twelve (12) month period or the remaining term of such Contract;

(the Contracts of the type described in clauses (i) through (xv) above being referred to herein as the “Montage Material Contracts”). Each Montage Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof is listed on Section 4.12(a) of the Montage Disclosure Letter and has heretofore been made available to Marigold.

(b)     With respect to each of the Montage Material Contracts, (i) except to the extent it has expired in accordance with its terms, such Montage Material Contract is valid and binding on Montage or the Montage Subsidiaries, as applicable (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) none of Montage or any of the Montage Subsidiaries or, to the Knowledge of the Montage, any other party to such Montage Material Contract, is in material breach or material violation of, or in material default under, such Montage Material Contract, and (iii) to the Knowledge of the Montage, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Montage Material Contract.

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Section 4.13     Undisclosed Liabilities. Neither Montage nor any of the Montage Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the consolidated balance sheet of Montage included in Montage’s Annual Report on Form 10-K for the year ended December 31, 2014 publicly filed with the SEC prior to the date hereof (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course since December 31, 2014, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on Montage or any of the Montage Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Montage.

Section 4.14     Property.

(a)     Section 4.14(a) of the Montage Disclosure Letter identifies, as of the date hereof:

(i)     All material real properties (by name and location) owned by Montage or any Montage Subsidiary (the “Montage Owned Property”);

(ii)     all material leases, subleases and occupancy agreements for real properties and interests in real properties leased, subleased, occupied or operated by Montage or any Montage Subsidiary as lessee, sublessee or occupant (such properties, the “Montage Leased Property” and such leases, subleases and occupancy agreements, the “Montage Lessee Agreements”). The Montage Owned Property and the Montage Leased Property are referred to herein collectively as the “Montage Real Property”; and

(iii)     all material leases, subleases and occupancy agreements for Montage Real Property to which Montage or any Montage Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “Montage Lessor Agreements”). Each Montage Lessee Agreement and Montage Lessor Agreement (including all amendments and supplements thereto) as in effect on the date hereof has heretofore been made available to Marigold.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) (x) Montage or the Montage Subsidiaries have good and marketable title to the Montage Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Montage Leased Property, sufficient to allow each of Montage and the Montage Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of Montage, threatened condemnation, eminent domain or similar proceedings affecting any of the Montage Real Property and (ii) with respect to each of the Montage Lessee Agreements and Montage Lessor Agreements, (x) such Montage Lessee Agreement or Montage Lessor Agreement is valid and binding on Montage or the Montage Subsidiaries, as applicable, (y) none of Montage or any of the Montage Subsidiaries or, to the Knowledge of the Montage, any other party to such Montage Lessee Agreement or Montage Lessor Agreement, is in breach or violation of, or in default under, such Montage Lessee Agreement or Montage Lessor Agreement, and (z) to the Knowledge of Montage, no event has occurred which would result in such a breach or violation of, or a default under, such Montage Lessee Agreement or Montage Lessor Agreement.

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(c)     Each of Montage and the Montage Subsidiaries, in respect of all of its properties, assets and other rights that do not constitute the Montage Real Property (other than Intellectual Property), (i) has valid title to all such properties and assets reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens), and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 4.15     Environmental Matters. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, (i) Montage and each of the Montage Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Montage or any of the Montage Subsidiaries or, to the Knowledge of Montage, at any real property formerly owned, leased, operated or controlled by Montage or any of the Montage Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on Montage or any of the Montage Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of Montage, threatened against Montage or any of the Montage Subsidiaries; (iv) neither Montage nor any of the Montage Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Montage or any Subsidiary under any Environmental Law; and (v) neither Montage nor any of the Montage Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against Montage or any of the Montage Subsidiaries.

Section 4.16     State Takeover Laws. Assuming the accuracy of the representation and warranty set forth in Section 3.24, the Montage Board has taken all action required to be taken by the Montage Board to exempt this Agreement and the Second Merger and the transactions contemplated by each of them from the provisions of Articles 14 and 14.1 of the VSCA.

Section 4.17     Insurance. Montage has made available to Marigold copies of all material insurance policies covering the assets, businesses, equipment, properties, operations, employees, officers and directors of Montage and the Montage Subsidiaries as of the date of this Agreement, and a list of such policies is set forth on Section 4.17 of the Montage Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, each such policy is in full force and effect and enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and Montage and the Montage Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

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Section 4.18     Intellectual Property.

(a)     Section 4.18(a) of the Montage Disclosure Letter sets forth a true, correct and complete list of patents, trademarks (including service marks and domain names), and copyrights that are owned by and material to Montage or the Montage Subsidiaries and that are registered or subject to pending applications for registration. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, Montage or the Montage Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of Montage and the Montage Subsidiaries taken as a whole as conducted as of the date of this Agreement (the “Montage IP”). To the Knowledge of Montage, (i) each material registration included in Montage IP and set forth in Section 4.18(a) of the Montage Disclosure Letter is valid and enforceable and (ii) each material registration and material pending application for registration included in Montage IP and set forth in Section 4.18(a) of the Montage Disclosure Letter is subsisting.

(b)     To the Knowledge of Montage, (i) no Montage IP owned by Montage or a Montage Subsidiary is being infringed, misappropriated or otherwise violated by any third party, and (ii) neither Montage nor any Montage Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), except as would not, individually or in the aggregate, reasonably be expected to result in material liability for Montage or any Montage Subsidiary. Montage and the Montage Subsidiaries have complied in all material respects with all applicable requirements in Section 512 of Title 17 of the United States Code to qualify for a limitation on liability for copyright infringement. To the Knowledge of Montage, (A) neither Montage nor any Montage Subsidiary has received notice of any claim alleging that Montage or any Montage Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party during the past year, and (B) there are no claims against Montage or any Montage Subsidiary presently pending, or threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. Neither Montage nor any Montage Subsidiary is a party to any outstanding Order that restricts, in a way material to the business of Montage and the Montage Subsidiaries, the use or ownership of any Montage IP owned or purported to be owned by Montage or any Montage Subsidiary, and, to the Knowledge of Montage, neither Montage nor any Montage Subsidiary is otherwise subject to any such outstanding Order.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, to the Knowledge of Montage, there is no pending, or threatened in writing, claim or dispute regarding or disputing the ownership, registrability or enforceability, or use by Montage or any Montage Subsidiary, of any Montage IP owned or purported to be owned by Montage or a Montage Subsidiary, excluding any office actions issued by a relevant Governmental Entity in the ordinary course of prosecution of any applications for registration of any Intellectual Property.

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(d)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage, with respect to each work of authorship published or otherwise distributed by Montage or a Montage Subsidiary, Montage or a Montage Subsidiary is party to a written agreement pursuant to which Montage or a Montage Subsidiary is the owner of the copyright in such work of authorship or is otherwise granted sufficient rights under the copyright in such work of authorship to permit all past, current and contemplated use thereof by Montage and the Montage Subsidiaries.

Section 4.19     Related Party Transactions. Except for Contracts, transactions and other arrangements that are solely among Montage and its wholly owned Subsidiaries, or that relate solely to director or employee compensation and/or benefits in the ordinary course of business, no (x) officer or director of Montage or any of the Montage Subsidiaries, or (y) to the Knowledge of Montage, Affiliate of Montage or any of such Affiliate’s Subsidiaries, or officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with Montage or any of the Montage Subsidiaries or has any interest in any property or asset of Montage or any of the Montage Subsidiaries, or (ii) to the Knowledge of Montage, beneficially owns a controlling Equity Interest in a party of the type described in clause (i) above, in the case of clause (i) and (ii), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Montage SEC Documents (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “Montage Related Party Transaction”).

Section 4.20     Certain Business Practices. Since December 31, 2014, none of Montage, any of the Montage Subsidiaries, and, to the Knowledge of Montage, any director, officer, employee or agent of any of Montage or the Montage Subsidiaries with respect to any matter relating to any of Montage or the Montage Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Montage.

Section 4.21     Vote Required.

(a)     The affirmative vote of the holders of a majority of all votes cast by holders of shares of Montage Voting Common Stock is the only vote of the holders of any class or series of Montage’s capital stock necessary to approve the Montage Charter Amendment (the “Charter Amendment Required Vote”).

(b)     The affirmative vote of the holders of a majority of all votes cast, including, for these purposes, abstentions, by holders of shares of Montage Voting Common Stock is the only vote of the holders of any class or series of Montage’s capital stock necessary to approve the New Holdco Share Issuance (the “New Holdco Share Issuance Required Vote” and, together with the Charter Amendment Required Vote, the “Required Montage Vote”).

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Section 4.22     MVPD Matters. Section 4.22 of the Montage Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 10,000 paid subscribers with respect to each Montage Station. To the Knowledge of Montage, Montage or the applicable Montage Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 25,000 paid subscribers in any of the Montage Stations’ Markets. Since December 31, 2014 and until the date hereof, (x) no such MVPD has provided written notice to Montage or any Montage Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Montage, sought any form of relief from carriage of a Montage Station from the FCC, (y) neither Montage nor any Montage Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Montage Station from carriage or to change such Montage Station’s channel position and (z) neither Montage nor any Montage Subsidiary has received written notice of a petition seeking FCC modification of any Market in which a Montage Station is located.

Section 4.23     Opinion of Financial Advisor. The Montage Board has received the opinion of RBC Capital Markets, LLC (the “Montage’s Financial Advisor”), financial advisor to Montage, dated September 4, 2015, to the effect that subject to the assumptions and limitations set forth in such opinion, the Marigold Merger Consideration provided for in the Second Merger pursuant to this Agreement is fair, from a financial point of view, to Montage. Montage will, following the execution of this Agreement, make available to Marigold, solely for informational purposes, a signed copy of such opinion.

Section 4.24     Montage Ownership of Marigold Common Shares. As of the date hereof, neither Montage nor any Montage Subsidiary (nor any “affiliate” or “associate” (as such terms are defined in Section 490.1110 of the IBCA) of Montage and/or any Montage Subsidiary) “owned” (as such term is defined in Chapter 490, Section 1110 of the IBCA) any Marigold Common Shares or other equity interests of Marigold or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three (3) year period prior to the date of this Agreement, neither Montage nor any Montage Subsidiary “owned” (as such term is defined in Section 490.1110 of the IBCA) 10% or more of the outstanding shares of any class of Marigold Common Stock.

Section 4.25     Montage Sharing Companies. Marigold acknowledges that Montage neither controls, nor necessarily has knowledge concerning the operations of, the Montage Sharing Companies. Accordingly, the information provided in the Montage Disclosure Letter respecting the Montage Sharing Companies may be incomplete or inaccurate, but solely as a matter of contract risk allocation, and taking into account the materiality qualifiers set forth therein, Montage has nevertheless agreed to make the representations and warranties respecting the Montage Sharing Companies on the condition that Marigold acknowledge the limited amount of information available to Montage respecting the Montage Sharing Companies.

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Section 4.26     Financial Ability.

(a)     Assuming the satisfaction of the conditions precedent to Montage’s obligations hereunder and the completion of the Marketing Period, Montage has no reason to believe that it will not be able to satisfy any term or condition of the Transaction Financing (defined below) that is required to be satisfied by Montage as a condition to such Transaction Financing, or that the Transaction Financing will not be made available to Montage on the Closing Date. Assuming the Transaction Financing is funded in accordance with the Commitment Letter, the aggregate net proceeds contemplated by the Commitment Letter, together with the cash of Montage and its Subsidiaries, will be an amount sufficient for the satisfaction of Montage’s cash payment obligations under this Agreement on the Closing Date (including payment of the Cash Consideration, all indebtedness of Marigold and Montage expected to be required or contemplated to be repaid as a condition of the Transaction Financing (the “Retired Debt”) and any fees and expenses of, or payable by, Montage or New Holdco in connection with the Merger or the Transaction Financing).

(b)     Montage has delivered to Marigold a true, complete and correct copy of an executed commitment letter and fee letters (collectively, the “Commitment Letter”) from the financial institutions identified therein (together with their respective Affiliates and their respective officers, employees, directors, equityholders, partners, controlling parties, advisors, agents and representatives and their successors and assigns, the “Financing Sources”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Financing Sources have committed to lend the amounts set forth therein on the terms and subject to the conditions set forth therein (the “Transaction Financing”).

(c)     Other than as expressly set forth in the Commitment Letter, there are no other agreements, side letters, arrangements or understandings (except for customary fee credit letters and engagement letters, in each case associated with the Transaction Financing, each of which does not (i) impair the enforceability of the Commitment Letter, (ii) reduce the aggregate amount of the Transaction Financing or (iii) impose new or additional (or adversely expands, modifies or amends any of the existing) conditions precedent to the Transaction Financing relating to the financing of the cash amounts needed to be paid in connection with the Mergers (including all fees and expenses required to be paid in connection with the Transaction Financing). There are no conditions precedent or other contingencies related to the funding of the full amount of the Transaction Financing, except as set forth in the Commitment Letter in the form so delivered to Marigold as of the date hereof.

(d)      As of the date hereof, the Commitment Letter in the form so delivered to Marigold is in full force and effect and represents the legally valid and binding obligation of Montage and the Montage Subsidiaries, as applicable, and, to the Knowledge of Montage, each of the other parties thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles). As of the date hereof, the Commitment Letter has not been withdrawn, rescinded or terminated or otherwise amended, restated, modified or waived in any respect. Montage and the Montage Subsidiaries are not in breach of any of the terms or conditions set forth in the Commitment Letter. All fees required to be paid under the Commitment Letter have been paid in full or, if not yet due, will be duly paid in full when due.

(e)     Montage acknowledges and agrees that the obtaining of financing is not a condition to Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Montage in connection with the Mergers has not been obtained prior to Closing, Montage, New Holdco, Merger Sub 1 and Merger Sub 2 shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Section 7.1 and Section 7.2, to consummate the Mergers and the other transactions contemplated by this Agreement at the Closing in accordance with this Agreement.

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Section 4.27     Solvency. Assuming (a) satisfaction of the conditions to Montage’s obligation to consummate the Mergers, and after giving effect to the transactions contemplated hereby, including the Transaction Financing, (b) any repayment or refinancing of debt in connection with the Mergers, (c) the accuracy of the representations and warranties of Marigold set forth in Article III hereof and Marigold’s compliance with this Agreement, (d) payments of all amounts required to be paid by Montage, New Holdco, Merger Sub 1 and Merger Sub 2 and the Montage Surviving Corporation in connection with the consummation of the Mergers, the Transaction Financing and the other transactions contemplated hereby and thereby, (e) payment of all related fees and expenses, and (f) that any estimates, projections or forecasts prepared by or on behalf of Marigold that have been provided to Montage have been prepared in good faith based upon assumptions that were reasonable when made, each of New Holdco, Montage, Marigold and their Subsidiaries (taken as a whole) will be Solvent immediately after the Second Merger Effective Time. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person and its Subsidiaries, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries (each taken as a whole) will, as of such date, exceed the value of all probable liabilities of such Person and its Subsidiaries (taken as a whole), including contingent and other probable liabilities, as of such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, (y) the amount of the “present fair saleable value” of the assets of such Person and its Subsidiaries (taken as a whole) will, as of such date, exceed the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries (taken as a whole) on their existing debts (including contingent and other probable liabilities) as such debts become absolute and mature, , as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors, and (z) such Person and its Subsidiaries (taken as a whole) will not have, as of such date, an “unreasonably small amount of capital” for the operation of the businesses in which it is engaged or proposed to be engaged following such date, as such quoted terms are generally determined in accordance with applicable Law governing determinations of the insolvency of debtors.

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Section 4.28     No Other Representations and Warranties. Except for the representations and warranties made by Montage, New Holdco, Merger Sub 1 or Merger Sub 2 in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or any other Transaction Document, none of Montage, New Holdco, Merger Sub 1, Merger Sub 2 or any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity with respect to or on behalf of Montage or the Montage Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Montage or the Montage Subsidiaries or any other matter furnished or provided to Marigold or made available to Marigold in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Montage and the Montage Subsidiaries disclaim any other representations or warranties, whether made by the Montage Shareholders, Montage, any Montage Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or Representatives. Except for the representations and warranties contained in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or in any other Transaction Document, Montage and its Affiliates hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Marigold or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Marigold by any director, officer, employee, agent, consultant, or representative of the Montage Shareholders, Montage, any Montage Subsidiary or any of their respective Affiliates). Marigold acknowledges and agrees that, except for the representations and warranties made by Montage in this Article IV (as qualified by the applicable items disclosed in the Montage Disclosure Letter) or in any other Transaction Document, neither Montage nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Montage or the Montage Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Montage or the Montage Subsidiaries or any other matter furnished or provided to Marigold or made available to Marigold in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby. Marigold specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Montage and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1     Conduct of Businesses Prior to the Second Merger Effective Time. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Second Merger Effective Time, except (x) as set forth in Section 5.2 of the Marigold Disclosure Letter or Section 5.3 of the Montage Disclosure Letter, (y) with the written consent of Marigold or Montage, as applicable (in each case, which shall not be unreasonably withheld, conditioned or delayed), or (z) as expressly contemplated by this Agreement, each of Marigold and Montage shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practices, (ii) use its reasonable best efforts to maintain the Marigold Station Licenses or the Montage Station Licenses, as applicable, and the rights of it and the Montage Subsidiaries thereunder, and (iii) use its reasonable best efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties; provided, however, that no action by Marigold or Montage or any of their respective Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 or 5.3, as applicable, shall be deemed a breach of the foregoing clauses (i), (ii) or (iii) unless such action would constitute a breach of such specific provision.

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Section 5.2     Marigold Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Second Merger Effective Time, except as set forth in Section 5.2 of the Marigold Disclosure Letter or as expressly contemplated by this Agreement or required by Law, Marigold shall not, and shall not permit any of the Marigold Subsidiaries to, without the prior written consent of Montage, which shall not be unreasonably withheld, conditioned or delayed:

(a)     (i) other than (x) dividends and other distributions by a direct or indirect Subsidiary of Marigold to Marigold or any direct or indirect wholly owned Subsidiary of Marigold or (y) regular quarterly cash dividends in respect of the Marigold Common Shares in an amount not to exceed $0.4575 per Marigold Common Share paid in the ordinary course of business consistently with past practices (with record and payment dates consistent with the record and payment dates applicable to the applicable quarterly cash dividend in the year prior to the date hereof), declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of Marigold or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Marigold, except, in the case of this clause (iii), for (A) such purchases, redemptions and other acquisitions solely between Marigold and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of Marigold and another wholly owned Subsidiary of Marigold, and (B) acquisitions, or deemed acquisitions, of Marigold Common Shares in connection with (I) the payment of the exercise price of Marigold Share Options with Marigold Common Shares (including in connection with “net exercises”) and (II) required Tax withholding in connection with the exercise of Marigold Share Options and the vesting or settlement of Marigold Share-Based Awards;

(b)     issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of capital stock or other Equity Interests of Marigold, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other Equity Interests of Marigold, except for (i) issuances pursuant to the conversion of shares of Marigold Class B Common Stock to shares of Marigold Common Stock, and (ii) issuances of shares of Marigold Common Stock upon the exercise of Marigold Share Options or upon the settlement of Marigold Share-Based Awards (provided that Marigold shall not make any grants, awards, or issuances to the extent that such grants, awards or issuances would cause Marigold or any of the Marigold Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c)     amend the Marigold Organizational Documents, or any other comparable organizational documents of any material Marigold Subsidiary (other than the Marigold Sharing Company);

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(d)     (i) acquire or agree to acquire by merging or consolidating with, by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or (ii) outside the ordinary course of business, otherwise acquire or agree to acquire any assets or properties, for an aggregate amount of consideration (including all potentially payable “earn-out” consideration or any other obligation to potentially pay consideration in the future) (measuring clauses (i) and (ii) collectively) in excess of $10 million, during the period commencing on the date hereof and ending at the Second Merger Effective Time; provided, that any Marigold Related Party Transaction shall require the consent of Montage;

(e)     sell, lease, exclusively license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including Marigold IP) other than such sales, leases, licenses, Liens or other dispositions that (i) are in the ordinary course of business and are not material to the business of Marigold and the Marigold Subsidiaries (but in no event may Marigold or any of the Marigold Subsidiaries (x) participate in any spectrum auction involving the sale of Marigold’s or any of its Subsidiary's spectrum or (y) enter into any channel sharing agreement or arrangement), (ii) are in connection with the Marigold Receivables Sale Agreement, subject to clause (f) below or (iii) are made for the purposes of complying with Section 6.3;

(f)     incur, or materially amend the terms of, any Indebtedness except for borrowings under the revolver portion of the Marigold Credit Facility or the Marigold Receivables Sale Agreement that are incurred in the ordinary course of business, so long as the total amount of outstanding Indebtedness of Marigold and the Marigold Subsidiaries (including for avoidance of doubt total amount of borrowings outstanding under the Marigold Receivables Sale Agreement), less the total amount of cash and cash equivalents of Marigold and the Marigold Subsidiaries, does not exceed, in the aggregate, $825,000,000; provided that Marigold shall use reasonable best efforts to reduce to $0 the total amount of borrowings outstanding under the Marigold Receivables Sale Agreement and shall only utilize the Marigold Receivables Sale Agreement if and to the extent Marigold has no borrowing capacity available under the revolver portion of the Marigold Credit Facility;

(g)     make any loans, advances or capital contributions to, or investments in, any Person, other than Marigold or its wholly owned Subsidiaries and ordinary course advances and reimbursements to employees;

(h)     change an annual accounting period or change in any material respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in GAAP or applicable Law;

(i)     make, change or revoke any material Tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

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(j)     except as permitted pursuant to Section 5.2(d) other than in the ordinary course of business consistent with past practice and so long as (i) the applicable action is not with respect to Marigold Related Party Transactions and (ii) the terms of the applicable Marigold Material Contract (A) are no less favorable in all material respects to Marigold than the terms of such Marigold Material Contract in effect on the date of this Agreement, in the case of an amendment, renewal or modification of a Marigold Material Contract in effect on the date hereof, or (B) are no less favorable in all material respects to Marigold than the terms of a Marigold Material Contract of the same type entered into consistent with past practice, in the case of any contract or agreement entered into after the date of this Agreement that would constitute a Marigold Material Contract if in effect on the date hereof, (w) terminate, amend, cancel, renew, assign, modify, or consent to the termination of any Marigold Material Contract or (x) enter into any contract or agreement that would constitute a Marigold Material Contract if in effect on the date hereof or (y) waive, release or assign any rights or claims under a Marigold Material Contract or (z) consent to the termination of Marigold’s (or of the applicable Marigold Subsidiary’s) rights thereunder, except for the termination of any Marigold Material Contract pursuant to the terms thereof;

(k)     modify or accede to the modification of any of the Marigold Station Licenses if doing so is reasonably likely to be materially adverse to the interests of New Holdco and its Subsidiaries after giving effect to the Mergers in the operation of television broadcast stations or fail to provide Montage with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Marigold Station Licenses reasonably in advance of filing with the FCC;

(l)     apply to the FCC for any construction permit that would restrict in any material respect the Marigold Stations’ operations or make any material change in the assets of the Marigold Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Marigold Stations’ signals within their respective service areas as of the date hereof;

(m)     make or authorize any new capital expenditures other than (x) capital expenditures pursuant to the budget set forth in Section 5.2(m) of the Marigold Disclosure Letter, and (y) any other capital expenditures to address exigent circumstances that (I) do not exceed $250,000 individually or $1 million, in the aggregate, or (II) are made or authorized by Marigold after consultation with Montage;

(n)     except to the extent required by the terms of any Marigold Benefit Plan, Marigold Labor Agreement or Marigold Employment Agreement as in effect on the date hereof, or in accordance with this Agreement, (i) grant or pay to any current or former director, officer or employee of Marigold or any of the Marigold Subsidiaries, any (A) increase in severance or termination pay or (B) increase in compensation or benefits (other than increases in compensation in the ordinary course of business consistent with past practice of employees of Marigold or any of the Marigold Subsidiaries who are not officers or directors of Marigold and whose annual compensation would not exceed $250,000 after giving effect to any such increase), (ii) grant or award any stock options, restricted stock or other equity-based compensation to any director, officer or employee, other that such grants and awards permitted under Section 5.2(b), (iii) accelerate the payment, funding or vesting of any payment or benefit provided or to be provided to any current or former director, officer or employee of Marigold, (iv) (A) enter into, adopt, amend, modify or waive any Marigold Benefit Plan or Marigold Labor Agreement (or a plan or agreement which would be one of the foregoing if it were in effect on the date hereof) or (B) enter into, adopt, amend, modify or waive any Marigold Employment Agreement (or an agreement which would be Marigold Employment Agreement if it were in effect on the date hereof) with any current or former director or officer of Marigold or any of the Marigold Subsidiaries or with any employee of Marigold or any of the Marigold Subsidiaries whose annual compensation would exceed $250,000 after giving effect to such action;

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(o)     purchase or otherwise acquire any shares of capital stock of Montage or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Montage, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities;

(p)     adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization;

(q)     subject to and without limitation of Section 6.14, pay, discharge, settle or satisfy any litigation, arbitration, proceeding or claim which payment, discharge, settlement or satisfaction would reasonably be expected to limit or restrict the operation of the business of Marigold or any Marigold Subsidiary (including after the Closing, New Holdco or any of its Subsidiaries) in any material respect, or would require the payment by Marigold or any of the Marigold Subsidiaries of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor; or

(r)     agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any of the actions prohibited by this Section 5.2.

Section 5.3     Montage Forbearances. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Second Merger Effective Time, except as set forth in Section 5.3 of the Montage Disclosure Letter or as expressly contemplated by this Agreement or required by Law, Montage shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Marigold, which shall not be unreasonably withheld, conditioned or delayed:

(a)     (i) other than dividends and other distributions by a direct or indirect Subsidiary of Montage to Montage or any direct or indirect wholly owned Subsidiary of Montage, declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other Equity Interests or issue or authorize the issuance of any other securities in respect of, or in substitution for, outstanding shares of capital stock of Montage or (iii) purchase, redeem or otherwise acquire any shares of capital stock of Montage, except, in the case of this clause (iii), for (A) such purchases, redemptions and other acquisitions solely between Montage and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of Montage and another wholly owned Subsidiary of Montage, (B) acquisitions, or deemed acquisitions, of Montage Common Stock in connection with (I) the payment of the exercise price of Montage Stock Options with Montage Common Stock (including in connection with “net exercises”) and (II) required Tax withholding in connection with the exercise of Montage Stock Options, and (C) purchases, redemptions and other acquisitions of capital stock of Montage for up to $75.0 million, in the aggregate;

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(b)     issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of capital stock or other Equity Interests of Montage, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other Equity Interests of Montage, except for (i) issuances pursuant to the conversion of shares of Montage Voting Common Stock to shares of Montage Non-Voting Common Stock or shares of Montage Non-Voting Common Stock to shares of Montage Voting Common Stock, (ii) grants and awards of Montage Stock-Based Awards and Montage Stock Options in the ordinary course of business, (iii) issuances of shares of Montage Voting Common Stock upon the exercise of Montage Stock Options, and (iv) the settlement of Montage Stock-Based Awards (provided that Montage shall not make any grants, awards, or issuances to the extent that such grants, awards or issuances would cause Montage or any of the Montage Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c)     other than the Montage Charter Amendment, amend the Montage Organizational Documents or any other comparable organizational documents of any material subsidiary of Montage, in any manner materially adverse to Marigold;

(d)     acquire or agree to acquire any assets or properties other than (i) acquisitions in the ordinary course of business, (ii) acquisitions made in connection with Regulatory Divestitures and (iii) other acquisitions of broadcast television stations and related assets during the period commencing on the date hereof and ending at the Second Merger Effective Time for an aggregate amount of consideration (including all potentially payable “earn-out” consideration or any other obligation to potentially pay consideration in the future) equal to or less than $75.0 million;

(e)     sell, lease, exclusively license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including Montage IP) other than such sales, leases, licenses, Liens or other dispositions that (i) are in the ordinary course of business and are not material to the business of Montage and its Subsidiaries, (ii) are for consideration with a fair market value of less than $250,000, individually, or $1,000,000 in the aggregate, (iii) are made for the purposes of complying with Section 6.3, or (iv) are pursuant to any spectrum auction involving the sale of spectrum of Montage or any channel sharing agreement or arrangement; provided that (A) senior executives or other authorized Representatives of Montage shall, subject to Section 6.4(e), consult in good faith with senior executives of Marigold (with reasonable prior notice and giving due consideration to Marigold’s recommendations) with respect to participation by Montage and its Subsidiaries in the spectrum auction, and (B) Montage shall not be permitted to take any action as part of its participation in any spectrum auction that would reasonably be expected to materially delay or impede receipt of the FCC Consent or the consummation of the Regulatory Divestitures or Mergers);

(f)     incur any Indebtedness, except for borrowings incurred in the ordinary course of business or to fund acquisitions permitted under Section 5.3(d) and except for the Transaction Financing;

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(g)     make, change or revoke any material Tax election, settle, compromise (other than any settlement or compromise not greater than $100,000) or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

(h)     modify or accede to the modification of any of the Montage Station Licenses if doing so is reasonably likely to be materially adverse to the interests of New Holdco and its Subsidiaries after giving effect to the Mergers in the operation of television broadcast stations or fail to provide Marigold with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Montage Station Licenses reasonably in advance of filing with the FCC if there is a reasonable prospect that implementation of such modification would be materially adverse to the interests of New Holdco and its Subsidiaries after giving effect to the Mergers in the operation of television broadcast stations;

(i)     apply to the FCC for any construction permit that would restrict in any material respect the Montage Stations’ operations or make any material change in the assets of the Montage Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Montage Stations’ signals within their respective service areas as of the date hereof;

(j)     make or authorize any new capital expenditures other than (x) capital expenditures pursuant to the budget set forth in Section 5.3(j) of the Montage Disclosure Letter, and (y) any other capital expenditures to address exigent circumstances that (I) do not exceed $250,000 individually or $1 million, in the aggregate, or (II) are made or authorized by Montage after consultation with Marigold;

(k)     adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification, recapitalization or other reorganization of Montage;

(l)     purchase or otherwise acquire any shares of capital stock of Marigold or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Marigold, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities; or

(m)     agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions approving, any of the actions prohibited by this Section 5.3.

Section 5.4     Montage Consultation. During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Second Merger Effective Time, except as set forth in Section 5.4 of the Montage Disclosure Letter or as expressly contemplated by this Agreement, senior executives or other authorized Representatives of Montage shall consult in good faith with senior executives of Marigold to the extent permitted by Law (with reasonable prior notice and giving due consideration to Marigold’s recommendations) in connection with the taking by Montage or any of its Subsidiaries of any of the following actions:

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(a)     making any loans, advances or capital contributions to, or investments in, any Person, other than Montage or its wholly owned Subsidiaries and ordinary course advances and reimbursements to employees;

(b)     changing Montage’s annual accounting period or changing in any material respect Montage’s accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in GAAP or applicable Law;

(c)     other than in the ordinary course of business consistent with past practice and so long as (i) the applicable action is not with respect to Montage Related Party Transactions and (ii) the terms of the applicable Montage Material Contract (A) are no less favorable in all material respects to Montage than the terms of such Montage Material Contract in effect on the date of this Agreement, in the case of an amendment, renewal or modification of a Montage Material Contract in effect on the date hereof, or (B) are no less favorable in all material respects to Montage than the terms of a Montage Material Contract of the same type entered into consistent with past practice, in the case of any contract or agreement entered into after the date of this Agreement that would constitute a Montage Material Contract if in effect on the date hereof, (w) terminating, amending, cancelling, renewing, assigning, modifying, or consenting to the termination of any Montage Material Contract or (x) entering into any contract or agreement that would constitute a Montage Material Contract if in effect on the date hereof or (y) waiving, releasing or assigning any rights or claims under a Montage Material Contract or (z) consenting to the termination of Montage’s (or of the applicable Montage Subsidiary’s) rights thereunder, except for the termination of any Montage Material Contract pursuant to the terms thereof,

(d)     except to the extent required by the terms of any Montage Benefit Plan, Montage Labor Agreement or Montage Employment Agreement as in effect on the date hereof (i) granting or paying to any current or former director, officer or employee of Montage or any of the Montage Subsidiaries, any (A) increase in severance or termination pay or (B) increase in compensation or benefits (other than increases in compensation in the ordinary course of business consistent with past practice of employees of Montage or any of the Montage Subsidiaries who are not officers or directors of Montage and whose annual compensation would not exceed $250,000 after giving effect to any such increase), (ii) granting or awarding stock options, restricted stock or other equity-based compensation to any director, officer or employee other than grants or awards in the ordinary course of business, (iii) accelerating the payment, funding or vesting of any payment or benefit provided or to be provided to any current or former director, officer or employee of Montage, (iv) (A) entering into, adopting, amending, modifying or waiving any Montage Benefit Plan or Montage Labor Agreement (or a plan or agreement which would be one of the foregoing if it were in effect on the date hereof) or (B) entering into, adopting, amending, modifying or waiving any Montage Employment Agreement (or an agreement which would be Montage Employment Agreement if it were in effect on the date hereof) with any current or former director or officer of Montage or any of the Montage Subsidiaries or with any employee of Montage or any of the Montage Subsidiaries whose annual compensation would exceed $250,000 after giving effect to such action; provided, however, with respect to Montage’s Named Executive Officers (based on total compensation as determined under Item 402 of Regulation S-K), Montage shall not take any of the actions described in clauses (i) through (iv) of this Section 5.4(d) without the prior written consent of Marigold, which shall not be unreasonably withheld, conditioned or delayed; or

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(e)     paying, discharging, settling or satisfying any litigation, arbitration, proceeding or claim which payment, discharge, settlement or satisfaction would reasonably be expected to limit or restrict the operation of the business of Montage or any Montage Subsidiary (including after the Closing, New Holdco or any of its Subsidiaries) in any material respect, or would require the payment by Montage or any of the Montage Subsidiaries of an amount in excess of $500,000 in the aggregate, after taking into account any insurance proceeds available therefor.

Section 5.5     No Control of the other Party’s Business. Nothing contained in this Agreement shall give (i) Montage or New Holdco, directly or indirectly, the right to control or direct the operations of Marigold or any of the Marigold Subsidiaries, and (ii) Marigold, directly or indirectly, the right to control or direct the operations of New Holdco or Montage or any of their respective Subsidiaries, prior to the Second Merger Effective Time. Prior to the Second Merger Effective Time, each of New Holdco, Montage and Marigold, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1     Form S-4; Joint Proxy Statement/Prospectus; NYSE Listing.

(a)     As promptly as practicable following the date of this Agreement, (i) Montage and Marigold shall jointly prepare the Joint Proxy Statement/Prospectus in preliminary form and (ii) Montage shall prepare and New Holdco shall file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy Statement/Prospectus will be included as a prospectus) relating to the registration of the shares of New Holdco Voting Common Stock issued to Marigold Shareholders pursuant to the Second Merger and, if required, the shares of New Holdco Voting Common Stock and New Holdco Non-Voting Common Stock issued to the Montage Shareholders pursuant to the First Merger (and, in each case, shares of New Holdco Non-Voting Common Stock and New Holdco Voting Common Stock issuable upon conversion thereof). The Joint Proxy Statement/Prospectus and Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law.

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(b)     Each of Marigold and Montage shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Mergers. Each of Montage and Marigold shall promptly furnish all information concerning it or its shareholders to the other, and provide such other assistance, in each case, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus. Each of Montage and Marigold shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus and the Form S-4 received by such party from the SEC, including any request from the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus and the Form S-4, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Form S-4 (including any amendments and supplements thereto) or mailing the Joint Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of Montage and Marigold (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of Montage and Marigold shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of New Holdco Voting Common Stock or New Holdco Non-Voting Common Stock for offering or sale in any jurisdiction, and each of Montage and Marigold shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. New Holdco Montage and Marigold shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the IBCA, the VSCA and the rules of the NYSE, in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from Montage Shareholders or Marigold Shareholders, as the case may be, thereunder.

(c)     Each of New Holdco and Montage shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Laws and rules and policies of the NYSE and the SEC to enable the listing of shares of New Holdco Voting Common Stock on the NYSE no later than the First Merger Effective Time, subject to official notice of issuance. Each of New Holdco and Montage shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall New Holdco or Montage be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(d)     Each of Montage and Marigold shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Montage, Marigold or any of their respective Subsidiaries to the NYSE or any Governmental Entity (including the Form S-4 and the Joint Proxy Statement/Prospectus) in connection with the Mergers and the other transactions contemplated by this Agreement. In addition, Marigold will use its reasonable best efforts to (i) provide interim financial statements of Marigold and the Marigold Subsidiaries (including footnotes) that are required by the Securities Act to be included in the Form S-4 that have been reviewed by Marigold’s independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) cause Marigold’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of Marigold included in the Form S-4, and (iv) provide information concerning Marigold necessary to enable Montage and Marigold to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Montage to prepare the Form S-4. Notwithstanding the foregoing and except as required by applicable Law, neither party shall furnish any information that is the subject of any confidentiality agreement with any third party (provided that the withholding party shall use reasonable best efforts to obtain the required consent of such third party with respect to furnishing such information) or subject to any attorney client privilege (provided that the withholding party shall use reasonable best efforts to permit the furnishing of such information in a manner that does not result in loss or waiver of privilege).

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(e)     If at any time prior to the time that the Required Montage Vote is obtained (the “Montage Approval Time”) and the time that the Required Marigold Vote is obtained (the “Marigold Approval Time”), any information relating to Marigold or Montage, or any of their respective Affiliates, officers or directors, should be discovered by Marigold or Montage that should be set forth in an amendment or supplement to either of the Form S-4 or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under applicable Law, disseminated to the shareholders of Marigold and Montage.

Section 6.2     Shareholder Meetings.

(a)     As promptly as practicable following the effectiveness of the Form S-4, Montage shall, in consultation with Marigold, in accordance with applicable Law and the Montage Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the holders of shares of Montage Voting Common Stock (the “Montage Shareholder Meeting”) at which meeting Montage shall seek the Required Montage Vote, which record date shall be no later than ten (10) days after the date on which the Form S-4 is declared effective under the Securities Act (or such later time as may be required by applicable Law), and (ii) except as otherwise permitted by this Section 6.2(a), within forty (40) days of such record date, convene and hold the Montage Shareholder Meeting. Subject to Section 6.11(b), Montage shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Required Montage Vote to be received at the Montage Shareholder Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Section 8.1, Montage’s obligation to call, give notice of, convene and hold the Montage Shareholder Meeting in accordance with the foregoing sentence of this Section 6.2(a) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal or Acquisition Inquiry to Montage, the Montage Board, its Representatives or the Montage Shareholders, or by any Montage Adverse Recommendation Change pursuant to Section 6.11(c), and Montage shall not submit to the vote of its shareholders any Acquisition Proposal other than the Mergers. Unless the Montage Board shall have made a Montage Adverse Recommendation Change in accordance with Section 6.11(c), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Montage Board recommends that the holders of shares of Montage Voting Common Stock vote to approve the Montage Charter Amendment and the New Holdco Share Issuance (such recommendations collectively referred to as the “Montage Board Recommendation”). Montage shall not, without the prior written consent of Marigold, adjourn or postpone the Montage Shareholder Meeting; provided that Montage may, without the prior written consent of Marigold, adjourn or postpone the Montage Shareholder Meeting, after consultation with Marigold, (i) if the failure to adjourn or postpone the Montage Shareholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Montage Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Montage Voting Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Montage Shareholder Meeting.

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(b)     As promptly as practicable following the effectiveness of the Form S-4, Marigold shall, in consultation with Montage, in accordance with applicable Law and the Marigold’s bylaws, (i) establish a record date for, duly call and give notice of a meeting of the holders of Marigold Common Shares (the “Marigold Shareholder Meeting”) at which meeting Marigold shall seek the Required Marigold Vote, which record date shall be no later than ten (10) days after the date on which the Form S-4 is declared effective under the Securities Act, and (ii) except as otherwise permitted by this Section 6.2(b), within forty (40) days of such record date, convene and hold the Marigold Shareholder Meeting. Subject to Section 6.10(c), Marigold shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause each of the Required Marigold Vote to be received at the Marigold Shareholder Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Section 8.1, Marigold’s obligation to call, give notice of, convene and hold the Marigold Shareholder Meeting in accordance with the foregoing sentence of this Section 6.2(b) shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal or Acquisition Inquiry to Marigold, the Marigold Board, its Representatives or the Marigold Shareholders, or by any Marigold Adverse Recommendation Change, and Marigold shall not submit to the vote of its shareholders any Acquisition Proposal other than the Second Merger. Unless the Marigold Board shall have made a Marigold Adverse Recommendation Change in accordance with Section 6.10(c), the Joint Proxy Statement/Prospectus shall include a statement to the effect that the Marigold Board recommends that the holders of shares of Marigold Common Shares vote to adopt this Agreement (such recommendation is referred to as the “Marigold Board Recommendation”). Marigold shall not, without the prior written consent of Montage, adjourn or postpone the Marigold Shareholder Meeting; provided that Marigold may, without the prior written consent of Montage, adjourn or postpone the Marigold Shareholder Meeting, after consultation with Montage, (i) if the failure to adjourn or postpone the Marigold Shareholder Meeting would reasonably be expected to be a violation of applicable Law or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Marigold Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient Marigold Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Marigold Shareholder Meeting.

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(c)     Marigold and Montage shall use their reasonable best efforts to schedule the Marigold Shareholder Meeting and the Montage Shareholder Meeting to occur on the same date.

Section 6.3     Appropriate Action; Consents; Filings.

(a)     Subject to the terms and conditions herein provided, the parties shall (i) use reasonable best efforts, in consultation with each other, to obtain any required consents, approvals, waivers and authorizations of, actions or nonactions by, and make all required filings and submissions with, any Governmental Entity or any third party required in connection with the consummation of the transactions contemplated by this Agreement; (ii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Closing with, and which material consents, approvals, Permits, notices or authorizations are required to be obtained prior to the Closing from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all filings and timely seeking all consents, approvals, Permits, notices or authorizations, (iii) use reasonable best efforts to cause the conditions to the Mergers set forth in Article VII to be satisfied, and (iv) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. For purposes of this Agreement, and subject to Section 6.3(d), none of New Holdco, Montage or Marigold shall be permitted to assert that the making of the Regulatory Divestitures as contemplated by Schedule 6.3 do not constitute reasonable best efforts.

(b)     Montage and Marigold shall jointly, coordinate (i) the scheduling of, and strategic planning for, any meeting with any Governmental Entity in connection with the HSR Act, Communications Act and the FCC Rules, (ii) the making of any filings, including the initial filings under the HSR Act and the FCC Applications, (iii) the process for the receipt of any necessary approvals and (iv) the resolution of any investigation or other inquiry of any such Governmental Entity. Without limiting the foregoing sentence, except as prohibited by applicable Law, each of Montage and Marigold shall, (A) to the extent reasonably practicable, consult with each other prior to taking any material substantive position with respect to the filings under the HSR Act, Communications Act and the FCC Rules in discussions with or filings to be submitted to any Governmental Entity, (B) to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to filings under the HSR Act, Communications Act and the FCC Rules, and (C) to the extent reasonably practicable, coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity relating to this Agreement or the transactions contemplated hereby under the HSR Act, Communications Act and the FCC Rules.

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(c)     Unless prohibited by applicable Law or by the applicable Governmental Entity, each of Montage and Marigold shall (i) not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Mergers without the other, (ii) give the other reasonable prior notice of any such meeting or conversation and (iii) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto.

(d)     Notwithstanding anything herein to the contrary, nothing set forth in this Section 6.3 or Schedule 6.3 shall (i) require, or be construed to require, New Holdco, Montage, Marigold or any of their respective Subsidiaries to take, or agree to take, any Regulatory Action or make any Regulatory Divestiture unless the Regulatory Action or the Regulatory Divestiture shall be conditioned upon the consummation of the Second Merger and the transactions contemplated hereby, or (ii) require, or be construed to require, New Holdco, Montage, Marigold or any of their respective Subsidiaries to take, or agree to take, any Regulatory Action unless all Regulatory Actions would not result in a Regulatory Material Adverse Effect (as defined in Section 6.3(e)). Senior executives of Montage shall consult in good faith with senior executives of Marigold (with reasonable prior notice and giving due consideration to each other’s recommendations) with respect to any Regulatory Action that is not a Regulatory Divestiture specifically listed in Schedule 6.3, and neither Montage nor Marigold shall be permitted to take any action as part of Regulatory Actions that would reasonably be expected to materially delay or impede receipt of the FCC Consent or the consummation of the Regulatory Actions or Mergers.

(e)     For purposes of Section 6.3(d), (i) “Regulatory Action” means any obligation, condition or other requirement imposed by a Governmental Entity in connection with this Agreement or the transactions contemplated hereby and (ii) “Regulatory Material Adverse Effect” means any Regulatory Action imposed on New Holdco, Montage, Marigold or any of their respective Subsidiaries, other than one or more Regulatory Divestitures of the Divestiture Stations, that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of a company the size of (and with results of operations equal to those of) Marigold and its Subsidiaries, taken as a whole, before the Second Merger Effective Time; provided that, for purposes of determining whether any Regulatory Actions would have or would reasonably be expected to have a Regulatory Material Adverse Effect, impacts of such Regulatory Actions on New Holdco, Montage, Marigold or any of their respective Subsidiaries shall be aggregated.

(f)     Without limiting the generality of Section 6.3(a), but subject to Section 6.3(d):

(i)     Within twelve (12) Business Days of the date of this Agreement, Montage and Marigold shall, and as necessary or advisable shall cause their respective Subsidiaries to, file the FCC Applications relating to those FCC Licenses issued under Part 73 of Title 47 of the Code of Federal Regulations. As promptly as practicable after the date of this Agreement, Montage and Marigold shall, and as necessary or advisable shall cause their respective Subsidiaries to, file the remainder of the FCC Applications. Montage and Marigold shall use reasonable best efforts to obtain the FCC Consent as promptly as practicable. Montage and Marigold shall each pay 50% of the FCC filing fees relating to the transactions contemplated hereby required by the Communications Act and the FCC Rules to be paid by Montage, Marigold or any of their respective Subsidiaries, irrespective of whether the transactions contemplated by this Agreement are consummated.

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(ii)     As promptly as practicable following the date of this Agreement, Montage and Marigold shall, and/or shall cause their respective ultimate parent entities to file Notification and Report Forms with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act, with respect to the transactions contemplated hereby, and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. Montage and Marigold shall each pay 50% of the filing fees payable under the HSR Act by New Holdco, Montage, and Marigold relating to the transactions contemplated hereby, irrespective of whether the transactions contemplated by this Agreement are consummated.

(iii)     Montage and Marigold acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application with respect to any Station and thereby to facilitate the grant of the FCC Consent with respect to such Station, each of Montage, Marigold and their applicable Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Station with respect to which the FCC may permit Montage or Marigold (or any of their respective Subsidiaries) to enter into a tolling agreement.

(iv)     If the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, and neither party shall have terminated this Agreement pursuant to the terms hereof, Montage and Marigold shall use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the transactions hereunder. Upon receipt of the FCC Consent, Marigold and Montage shall use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the transactions hereunder. No extension of the FCC Consent shall limit the right of Montage and Marigold to terminate this Agreement pursuant to the terms hereof.

Section 6.4     Access to Information.

(a)     Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Marigold and Montage shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other Representatives of the other, reasonable access, during normal business hours during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Second Merger Effective Time, to all its properties, books, contracts and records, and, during such period, each of such parties shall, and shall cause its Subsidiaries to, make available to the other all other information concerning its business, properties and personnel as the other may reasonably request. Neither Marigold nor Montage nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of Marigold and Montage shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b)     All information and materials provided pursuant to this Agreement shall be subject to the provisions of that certain confidentiality agreement, dated as of March 13, 2015, by and between Montage and Marigold (the “Confidentiality Agreement”).

(c)     No investigation by either of the parties or their respective Representatives shall affect the representations and warranties of the other set forth in this Agreement.

(d)     Notwithstanding any other provision of this Agreement, neither Montage nor Marigold shall be required to provide or communicate to the other or permit the other to have access to any information that would communicate, directly or indirectly, its bids or bidding strategies in the FCC Broadcast Incentive Auction in violation of the anti-collusion provisions of the FCC Broadcast Incentive Auction Rules, as they may be interpreted from time to time by the FCC.

(e)     Marigold and Montage acknowledge that (1) the FCC has announced its intention to conduct the FCC Broadcast Incentive Auction no earlier than March 29, 2016; (2) the FCC Broadcast Incentive Auction will require television station participants to file applications reflecting their intention to participate (the “Auction Applications”); (3) following the date that such Auction Applications are required to be filed, certain direct and indirect communications between Marigold and Montage regarding the FCC Broadcast Incentive Auction, including whether either Marigold or Montage intends to participate in the FCC Broadcast Incentive Auction, as well as their bids or bidding strategies, will be prohibited by 47 C.F.R. § 1.2205(b) (the “Prohibited Communications”); and (4) such Prohibited Communications will remain prohibited until the FCC publicly announces the results of the FCC Broadcast Incentive Auction (the period between the date Auction Applications are required to be filed and the FCC’s public announcement of the Auction results hereinafter referred to as the “Anti-Collusion Rule Period”). During the Anti-Collusion Rule Period, neither Marigold nor Montage shall make any statement, either oral or written, or take any action that is prohibited under 47 C.F.R. § 1.2205(b). Notwithstanding any other provision of this Agreement, neither Montage nor Marigold shall be required to provide or communicate to the other or permit the other to access to any information that would communicate, directly or indirectly, its bids or bidding strategies in the FCC Broadcast Incentive Auction in violation of the anti-collusion provisions of the FCC Broadcast Incentive Auction Rules, as they may be interpreted from time to time by the FCC.

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Section 6.5     Employee Matters.

(a)     From and after the Second Merger Effective Time, the employees of Montage and the Montage Subsidiaries who are employed by New Holdco and its Subsidiaries as of the First Merger Effective Time who remain employed by New Holdco and its Subsidiaries (including the Montage Surviving Corporation and its Subsidiaries) following the consummation of the transactions contemplated hereby (the “Montage Continuing Employees”) and the employees of Marigold and the Marigold Subsidiaries who are employed by New Holdco and its Subsidiaries as of the Second Merger Effective Time and who remain employed by New Holdco or any of its Subsidiaries (including the Marigold Surviving Corporation and its Subsidiaries) thereafter (the “Marigold Continuing Employees”, and together with the Montage Continuing Employees, the “Continuing Employees”) will continue to participate and have coverage or will be offered participation and coverage under the applicable Montage Benefit Plans, Marigold Benefit Plans or employee benefit plans adopted or implemented by New Holdco or its Subsidiaries at or following the Closing (each, a “New Benefit Plan”, and, together with the Montage Benefit Plans and the Marigold Benefit Plans following the Closing, the “Merger Benefit Plans”), or a combination thereof, as determined by Marigold and Montage prior to or following the Second Merger Effective Time, and without duplication of benefits.

(b)     New Holdco shall cause, to the extent applicable, (i) each Montage Benefit Plan in which Marigold Continuing Employees become eligible to participate, (ii) each Marigold Benefit Plan in which Montage Continuing Employees become eligible to participate and (iii) each New Benefit Plan in which Continuing Employees become eligible to participate, to take into account for purposes of eligibility, vesting and benefit accruals (solely, in the case of benefit accruals, with respect to Merger Benefit Plans that are not defined benefit plans or provide post-retirement health or welfare benefits, except as required by applicable Law or under any Merger Benefit Plan that replaces a comparable Montage Benefit Plan or Marigold Benefit Plan, as applicable), the service of such Continuing Employees with Marigold and the Marigold Subsidiaries (and any predecessor entities) and Montage and the Montage Subsidiaries (and any predecessor entities), as applicable, to the same extent as such service was credited for such purpose, with respect to a Montage Continuing Employee, by Montage and the Montage Subsidiaries and, with respect to Marigold Continuing Employees, by Marigold and the Marigold Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to New Benefit Plans for which prior service is not taken into account or with respect to plans for which participation and/or service is frozen.

(c)     At and following the Second Merger Effective Time, New Holdco shall, and shall cause the applicable Subsidiary to, as applicable, honor the accrued and vested obligations of Montage and Marigold and their respective Subsidiaries as of the Second Merger Effective Time under the provisions of the Montage Benefit Plans, Montage Employment Agreements, Marigold Benefit Plans, Marigold Employment Agreements, and New Benefit Plans, as applicable; provided that this provision shall not prevent New Holdco or any of its Subsidiaries from terminating any such plans or agreements to the extent permitted by the respective terms of such plans or agreements, provided that New Holdco honors all accrued and vested obligations under such plans and agreements upon such termination.

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(d)     If Marigold Continuing Employees become eligible to participate in a Montage Benefit Plan or a New Benefit Plan, or Montage Continuing Employees become eligible to participate in a Marigold Benefit Plan or a New Benefit Plan, in each case that provides medical, dental or other health care insurance, New Holdco shall use commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Montage or Marigold, as applicable, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the First Merger Effective Time for the year in which the First Merger Effective Time or participation in such medical, dental or other health care insurance plan of Montage or Marigold, as applicable, occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical, dental or other health care insurance plan of Marigold or Montage, as applicable, prior to the First Merger Effective Time for the year in which the First Merger Effective Time or participation in such medical, dental or health care insurance plan occurs.

(e)     Without limiting the generality of Section 9.9, this Section 6.5 and Section 2.3 and Section 2.4 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 6.5 or in Section 2.3 or Section 2.4, express or implied, is intended to confer upon any other Person, including any current or former director, officer or employee of Marigold, Montage or any of their respective Subsidiaries, any rights or remedies of any nature whatsoever under or by reason of this Section 6.5 or by reason of Section 2.3 or Section 2.4. Nothing in this Agreement shall prevent New Holdco, Montage, Merger Sub 1, Merger Sub 2, the Montage Surviving Corporation or the Marigold Surviving Corporation from amending, suspending or terminating any Marigold Benefit Plans, Marigold Employment Agreements, Montage Benefit Plans or Montage Employment Agreements to the extent permitted by the respective terms of such plans or agreements. Nothing contained in this Agreement shall constitute or be deemed to be an amendment to any Marigold Benefit Plan, Marigold Employment Agreement, Montage Benefit Plan, Montage Employment Agreement or any other compensation or benefit plan, program or arrangement of Montage, Marigold or any of their respective Subsidiaries.

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Section 6.6     Directors’ and Officers’ Indemnification and Insurance.

(a)     Without limiting any additional rights that any director or officer may have under any indemnification agreement or under the articles of incorporation and bylaws of Marigold, from and after the Second Merger Effective Time, New Holdco shall cause the Marigold Surviving Corporation or any applicable Subsidiary (excluding the Marigold Sharing Company and the Montage Sharing Companies) (collectively, the “D&O Indemnifying Parties”) thereto to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Second Merger Effective Time serving as a director or officer of Marigold or such Subsidiary (collectively, the “D&O Indemnified Parties”) to the fullest extent the Marigold Surviving Corporation or any such Subsidiary is so authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the D&O Indemnified Parties, in each case to the fullest extent the Marigold Surviving Corporation or the applicable Subsidiary is so authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the Marigold Surviving Corporation’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Law that such D&O Indemnified Party is not entitled to be indemnified. Without limiting any additional rights that any director or officer may have under any indemnification agreement set forth in Section 6.6 of the Marigold Disclosure Letter or under the articles of incorporation and bylaws of Marigold, the D&O Indemnified Parties as a group may retain only one law firm to represent them with respect to each such D&O Claim unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more D&O Indemnified Parties. To the extent authorized or permitted by applicable Law, the indemnification and advancement obligations of the Marigold Surviving Corporation pursuant to this Section 6.6(a) shall extend to acts or omissions occurring at or before the Second Merger Effective Time and any D&O Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director or officer of Marigold or any of the Marigold Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors, and personal and legal Representatives. As used in this Section 6.6(a): (x) the term “D&O Claim” means any threatened, asserted, pending or completed action, suit or proceeding or inquiry or investigation, whether instituted by any party hereto, any Governmental Entity or any other Person, that any D&O Indemnified Party in good faith believes might lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to (A) such D&O Indemnified Party’s duties or service as a director or officer of Marigold or the applicable Subsidiary thereto or (B) to the extent such person is or was serving at the request or for the benefit of Marigold or any of the Marigold Subsidiaries, any other entity or any benefit plan maintained by any of the foregoing at or prior to the Second Merger Effective Time; and (y) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any D&O Claim for which indemnification is authorized pursuant to this Section 6.6(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party otherwise consents thereto.

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(b)     Without limiting the foregoing, New Holdco and Marigold agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Second Merger Effective Time now existing in favor of the current or former directors or officers of Marigold or any of the Marigold Subsidiaries as provided in Marigold’s bylaws as in effect on the Closing Date and indemnification agreements of Marigold and the Marigold Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Second Merger Effective Time, the articles of incorporation and bylaws of Marigold shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in Marigold’s articles of incorporation and bylaws as in effect on the Closing Date, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Second Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Second Merger Effective Time, were directors or officers of Marigold or any of the Marigold Subsidiaries, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law. At Marigold’s option and expense, prior to the Second Merger Effective Time, Marigold may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Second Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, agents or fiduciaries of Marigold or any of the Marigold Subsidiaries as Marigold’s and the Marigold Subsidiaries’ existing directors’ and officers’ insurance policy or policies, covering without limitation the transactions contemplated by this Agreement, with a claims period of six (6) years from the Second Merger Effective Time for D&O Claims arising from facts or events that occurred on or prior to the Second Merger Effective Time; provided, however, that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by Marigold and the Marigold Subsidiaries for such insurance (such amount being the “Marigold Maximum Premium”). If Marigold shall obtain such tail policy prior to the Second Merger Effective Time, New Holdco or the Marigold Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and shall cause Marigold to honor all its obligations thereunder. If Marigold fails to obtain such tail policy prior to the Second Merger Effective Time, New Holdco or the Marigold Surviving Corporation shall obtain such a tail policy, provided, however, that the premium for such tail policy shall not exceed the Marigold Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Marigold Maximum Premium, New Holdco or the Marigold Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Marigold Maximum Premium.

(c)     If any of New Holdco or the Marigold Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of New Holdco or the Marigold Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.6.

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(d)     New Holdco and the Marigold Surviving Corporation shall be jointly and severally obligated to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.6; provided, however, that such D&O Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(e)     The provisions of this Section 6.6 are intended to be for the express benefit of, and shall be enforceable by, each D&O Indemnified Party (who are intended to be third party beneficiaries of this Section 6.6), his or her heirs and his or her personal Representatives, shall be binding on all successors and assigns of New Holdco and the Marigold Surviving Corporation and shall not be amended after the Second Merger Effective Time in a manner that is adverse to any D&O Indemnified Party (including their successors, assigns and heirs) without the prior written consent of such D&O Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 6.6 shall not be deemed to be exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 6.7     Advice of Changes. Each of Montage, on the one hand, and Marigold, on the other hand, shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on Marigold, in the case of Marigold, or a Material Adverse Effect on Montage, in the case of Montage, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.7 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

Section 6.8     Tax Matters.

(a)     Marigold shall use its reasonable best efforts to deliver to McDermott Will & Emery LLP, counsel to Marigold (“McDermott”), and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to Montage (“Fried Frank”), a “Tax Representation Letter”, dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of Marigold, and containing representations of Marigold, and Montage shall use its reasonable best efforts to deliver to McDermott and Fried Frank a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of Montage, and containing representations of Montage, in each case, as shall be reasonably necessary or appropriate to enable Fried Frank to render the opinion described in Section 7.2(e) and McDermott to render the opinion described in Section 7.3(e).

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(b)     Marigold shall use its reasonable best efforts to obtain from McDermott the opinion described in Section 7.3(e) (and any similar opinion to be attached as an exhibit to the Form S-4). Montage shall use its reasonable best efforts to obtain from Fried Frank the opinion described in Section 7.2(e) (and any similar opinion to be attached as an exhibit to the Form S-4).

(c)     From and after the date hereof and until the Second Merger Effective Time, none of Montage, Marigold or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any reasonable action, as a result of which the First Merger and the Second Merger, taken together, are reasonably likely to fail to qualify as a transaction described in Section 351 of the Code or (ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action described in clause (i).

Section 6.9     Approval Actions. Immediately after the execution and delivery of this Agreement, Montage shall execute and deliver to Merger Sub 2 (with a copy to Marigold) an irrevocable written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Second Merger (the “Merger Sub 2 Shareholder Approval”).

Section 6.10     No Solicitation by Marigold.

(a)     From the date hereof until the earlier of the Second Merger Effective Time or the termination of this Agreement in accordance with its terms, (i) Marigold shall not, and shall cause the Marigold Subsidiaries not to, and (ii) Marigold shall and shall cause the Marigold Subsidiaries to use its and their respective reasonable best efforts (including by notifying them of the existence and terms of this Section 6.10(a)) to cause the Representatives of Marigold and of the Marigold Subsidiaries not to, directly or indirectly:

(i)     solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold;

(ii)     furnish any non-public information regarding Marigold or any of the Marigold Subsidiaries to any Person who has made or in response to an Acquisition Proposal with respect to Marigold or an Acquisition Inquiry with respect to Marigold;

(iii)     engage in discussions or negotiations with any Person who has made any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold (other than discussions in the ordinary course of business that are unrelated to an Acquisition Proposal or Acquisition Inquiry, which shall be permitted);

(iv)     approve, endorse or recommend any Acquisition Proposal with respect to Marigold or Acquisition Inquiry with respect to Marigold or, subject to Section 6.10(c), withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the transactions contemplated hereby, including the First Merger and Second Merger; or

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(v)     enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a Marigold Confidentiality Agreement, subject to Section 6.10(b)) for any Acquisition Transaction with respect to Marigold.

(b)     Notwithstanding Section 6.10(a), if after the date hereof but prior to the Marigold Approval Time, the Marigold Board receives a bona fide written Acquisition Proposal made after the date hereof but prior to the Marigold Approval Time and which has not resulted from a violation of this Section 6.10, Marigold and its Representatives may contact such Person to clarify the terms and conditions thereof and if the Marigold Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Marigold Superior Offer, and, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to Marigold Shareholders under applicable Law, then Marigold may, at any time prior to the Marigold Approval Time (A) furnish information with respect to Marigold and the Marigold Subsidiaries to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into a Marigold Confidentiality Agreement and (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any such Acquisition Proposal made by such Person or Persons; provided, that Marigold shall give written notice to Montage after any such determination by the Marigold Board and before taking any of the actions described in the foregoing clauses (A) and (B). Marigold shall promptly (and in any event, within 24 hours) provide Montage with all non-public information regarding Marigold and the Marigold Subsidiaries that is provided by Marigold to a Person or Persons (or its or their Representatives or potential financing sources) making such Acquisition Proposal that shall not have been previously provided to Montage or its Representatives. Notwithstanding anything to the contrary contained in this Section 6.10, in no event may Marigold or any of the Marigold Subsidiaries or any of its Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes an Acquisition Proposal or Acquisition Inquiry with respect to Marigold.

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(c)     Except as expressly permitted by this Section 6.10(c), the Marigold Board shall not (i) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Montage, or propose publicly to withdraw, or to qualify, amend or modify, in any manner adverse to Montage, the Marigold Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Marigold Adverse Recommendation Change”) (it being understood that the following shall not constitute a Marigold Adverse Recommendation Change prohibited hereunder: (1) any “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, and (2) any communication by Marigold that expressly continues to recommend the transactions contemplated hereby), (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Marigold or any of the Marigold Subsidiaries to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal with respect to Marigold (other than a Marigold Confidentiality Agreement). Notwithstanding the foregoing, at any time before the Marigold Approval Time, the Marigold Board may effect a Marigold Adverse Recommendation Change (other than in connection with an Acquisition Proposal with respect to Marigold) in response to a Marigold Intervening Event, if and only if: (A) if the Marigold Board determines in its good faith judgment, after consulting with outside counsel, that the failure to effect a Marigold Adverse Recommendation Change would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law; (B) Marigold has provided Montage four (4) Business Days’ prior written notice specifying the Marigold Intervening Event in reasonable detail and advising Montage that it intends to take such action and specifying, in reasonable detail, the reasons for such action, it being understood that the delivery of such notice shall not itself constitute a Marigold Adverse Recommendation Change; and (C) (1) during such four (4) Business Days notice period, to the extent requested in writing by Montage, Marigold and its Representatives shall negotiate in good faith with Montage and Montage’s Representatives with respect to any revisions to the terms of this Agreement so that such Marigold Intervening Event would no longer necessitate a Marigold Adverse Recommendation Change, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Montage by 5 p.m. Eastern Time on the last day of such notice period, the Marigold Board continues to believe in its good faith judgment, after consulting with outside counsel, that the failure to make a Marigold Adverse Recommendation Change in response to such Marigold Intervening Event would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law. For the avoidance of doubt, the provisions of this Section 6.10(c) shall also apply to any material change to the facts and circumstances relating to such Marigold Intervening Event and require a new notice, except that the references to four (4) business days shall be deemed to be three (3) business days. Notwithstanding anything to the contrary in this Section 6.10(c) or elsewhere in this Agreement, if the Marigold Board receives after the date hereof but before the Marigold Approval Time a bona fide unsolicited written Acquisition Proposal with respect to Marigold (which did not result from a violation of this Section 6.10) that the Marigold Board determines in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, constitutes a Marigold Superior Offer, (i) Marigold may (but in no event from and after the Marigold Approval Time) terminate this Agreement pursuant to Section 8.1(h) to enter into a definitive agreement to accept such Marigold Superior Offer (and take an action described in clause (ii) of the first sentence of this Section 6.10(c) contemporaneously therewith), if Marigold pays the Marigold Termination Fee required to be paid by it pursuant to Section 8.3 in connection with such termination, or (ii) the Marigold Board may make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer, but in each case described in this sentence only (1) after the fourth (4th) Business Day (such four (4) Business Day period, the “Marigold Notice Period”) following Marigold’s delivery to Montage of written notice (a “Notice of Marigold Superior Offer”), advising Montage that the Marigold Board is prepared to accept such Marigold Superior Offer and enter into a definitive agreement with respect hereto (which notice shall include the form of definitive agreement Marigold and the Person that made such offer are prepared to enter into in connection with the termination of this Agreement, any other information and material required to be delivered under Section 6.10(b) or this Section 6.10(c), as applicable, that has not yet been provided to Montage, and the identity of the Person or Persons making such Acquisition Proposal) and terminate this Agreement or make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer (it being understood that any such Notice of Marigold Superior Offer regarding a Marigold Adverse Recommendation Change shall not itself constitute a Marigold Adverse Recommendation Change for purposes of this Agreement) and during such Marigold Notice Period, to the extent requested in writing by Montage, Marigold and its Representatives shall negotiate in good faith with Montage and Montage’s Representatives with respect to any revisions to the terms of this Agreement proposed by Montage so that such Acquisition Proposal ceases to constitute a Marigold Superior Offer, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Montage by 5 p.m. Eastern Time on the last day of such Marigold Notice Period, the Marigold Board continues to believe in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal continues to constitute a Marigold Superior Offer, and that, after consultation with outside counsel, the failure to (i) terminate this Agreement pursuant to Section 8.1(h) or (ii) make a Marigold Adverse Recommendation Change in connection with such Marigold Superior Offer would be reasonably likely to be inconsistent with the Marigold Board’s fiduciary duties to the Marigold Shareholders under applicable Law. Any (i) amendment to the financial or other material terms of such Marigold Superior Offer or (ii) amendment to an Acquisition Proposal that the Marigold Board had determined no longer constitutes a Marigold Superior Offer, shall constitute a new Acquisition Proposal and shall require Marigold to deliver to Montage a new Notice of Marigold Superior Offer and a new Marigold Notice Period (which shall be three (3), instead of four (4), Business Days in length) shall commence thereafter. Except in accordance with the procedures set forth in this Section 6.10(c), Marigold shall have no right to terminate this Agreement pursuant to Section 8.1(h).

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(d)     Nothing in this Section 6.10 shall prohibit the Marigold Board from (i) taking and disclosing to Marigold’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its shareholders required pursuant to applicable Law if the Marigold Board determines, in its good faith judgment, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law; provided that (x) a disclosure pursuant to clause (i) of this Section 6.10(d) shall be a Marigold Adverse Recommendation Change unless the Marigold Board reaffirms the Marigold Board Recommendation in such disclosure, and (y) clause (ii) of this Section 6.10(d) shall not permit the Marigold Board to make a Marigold Adverse Recommendation Change or to take any other actions contemplated by this Section 6.10, except, in each case, to the extent expressly permitted by, and subject to the terms and conditions of, this Section 6.10.

(e)     Marigold shall promptly, within 36 hours, advise Montage orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the date hereof until the Second Merger Effective Time or, if earlier, the termination of this Agreement in accordance with its terms. If Marigold receives an Acquisition Proposal or an Acquisition Inquiry, it shall (i) promptly notify Montage (within no more than 36 hours after any director, officer or financial advisor of Marigold is notified or becomes aware of the receipt of such Acquisition Proposal or Acquisition Inquiry) of the communication or receipt of any Acquisition Proposal or Acquisition Inquiry, indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof, and (ii) keep Montage reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal or Acquisition Inquiry (including whether such Acquisition Proposal or Acquisition Inquiry has been withdrawn or rejected and any material change to the terms thereof).

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(f)     Marigold shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of Marigold proposed on or prior to the date hereof. Marigold acknowledges and agrees that any actions taken by or at the direction of a Representative of Marigold or any of the Marigold Subsidiaries that, if taken by Marigold, would constitute a breach or violation of this Section 6.10 will be deemed to constitute a breach and violation of this Section 6.10 by Marigold.

Section 6.11     No Solicitation by Montage.

(a)     From the date hereof until the earlier of the Second Merger Effective Time or the termination of this Agreement in accordance with its terms, (i) Montage shall not, and shall cause the Montage Subsidiaries not to, and (ii) Montage shall and shall cause the Montage Subsidiaries to use its and their respective reasonable best efforts (including by notifying them of the existence and terms of this Section 6.11(a)) to cause the Representatives of Montage and of the Montage Subsidiaries not to, directly or indirectly:

(i)     solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Montage or Acquisition Inquiry with respect to Montage;

(ii)     furnish any non-public information regarding Montage or any of the Montage Subsidiaries to any Person who has made or in response to an Acquisition Proposal with respect to Montage or an Acquisition Inquiry with respect to Montage;

(iii)     engage in discussions or negotiations with any Person who has made any Acquisition Proposal with respect to Montage or an Acquisition Inquiry with respect to Montage (other than discussions in the ordinary course of business that are unrelated to an Acquisition Proposal or Acquisition Inquiry, which shall be permitted);

(iv)     approve, endorse or recommend any Acquisition Proposal with respect to Montage or Acquisition Inquiry with respect to Montage or, subject to Section 6.11(c), withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the transactions contemplated hereby, including the First Merger and Second Merger; or

(v)     enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement on the terms described below, subject to Section 6.11(b)) for any Acquisition Transaction with respect to Montage.

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(b)     Notwithstanding Section 6.11(a), if after the date hereof but prior to the Montage Approval Time, the Montage Board receives a bona fide written Acquisition Proposal made after the date hereof but prior to the Montage Approval Time and which has not resulted from a violation of this Section 6.11, Montage and its Representatives may contact such Person to clarify the terms and conditions thereof and if the Montage Board determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Montage Superior Offer, and, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to Montage Shareholders under applicable Law, then Montage may, at any time prior to the Montage Approval Time (A) furnish information with respect to Montage and the Montage Subsidiaries to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into a customary confidentiality agreement with Montage (which confidentiality agreement must be no less restrictive with respect to the confidential treatment of information by such Person than the Confidentiality Agreement) (a “Montage Confidentiality Agreement”) and (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any such Acquisition Proposal made by such Person or Persons; provided, that Montage shall give written notice to Marigold after any such determination by the Montage Board and before taking any of the actions described in the foregoing clauses (A) and (B). Montage shall promptly (and in any event, within 24 hours) provide Marigold with all non-public information regarding Montage and the Montage Subsidiaries that is provided by Montage to a Person or Persons (or its or their Representatives or potential financing sources) making such Acquisition Proposal that shall not have been previously provided to Marigold or its Representatives. Notwithstanding anything to the contrary contained in this Section 6.11, in no event may Montage or any of the Montage Subsidiaries or any of its Representatives directly or indirectly reimburse or pay, or agree to reimburse or pay, the fees, costs or expenses of, or provide or agree to provide compensation to, any Person or Persons (or any of its or their Representatives or potential financing sources) who makes an Acquisition Proposal or Acquisition Inquiry with respect to Montage.

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(c)     Except as expressly permitted by this Section 6.11(c), the Montage Board shall not (i) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Marigold, or propose publicly to withdraw, or to qualify, amend or modify, in any manner adverse to Marigold, the Montage Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Montage Adverse Recommendation Change”) (it being understood that the following shall not constitute a Montage Adverse Recommendation Change prohibited hereunder: (1) any “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, and (2) any communication by Montage that expressly continues to recommend the transactions contemplated hereby), (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction contemplated by an Acquisition Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Montage or any of the Montage Subsidiaries to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal with respect to Montage (other than a Montage Confidentiality Agreement). Notwithstanding the foregoing, at any time before the Montage Approval Time, the Montage Board may effect a Montage Adverse Recommendation Change (other than in connection with an Acquisition Proposal with respect to Montage) in response to a Montage Intervening Event, if and only if: (A) if the Montage Board determines in its good faith business judgment, after consulting with outside counsel, that the failure to effect a Montage Adverse Recommendation Change would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law; (B) Montage has provided Marigold four (4) Business Days’ prior written notice specifying the Montage Intervening Event in reasonable detail and advising Marigold that it intends to take such action and specifying, in reasonable detail, the reasons for such action, it being understood that the delivery of such notice shall not itself constitute a Montage Adverse Recommendation Change; and (C) (1) during such four (4) Business Days notice period, to the extent requested in writing by Marigold, Montage and its Representatives shall negotiate in good faith with Marigold and Marigold’s Representatives with respect to any revisions to the terms of this Agreement so that such Montage Intervening Event would no longer necessitate a Montage Adverse Recommendation Change, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Marigold by 5 p.m. Eastern Time on the last day of such notice period, the Montage Board continues to believe in its good faith business judgment, after consulting with outside counsel, that the failure to make a Montage Adverse Recommendation Change in response to such Montage Intervening Event would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law. For the avoidance of doubt, the provisions of this Section 6.11(c) shall also apply to any material change to the facts and circumstances relating to such Montage Intervening Event and require a new notice, except that the references to four (4) business days shall be deemed to be three (3) business days. Notwithstanding anything to the contrary in this Section 6.11(c), if the Montage Board receives after the date hereof but before the Montage Approval Time a bona fide unsolicited written Acquisition Proposal with respect to Montage (which did not result from a violation of this Section 6.11) that the Montage Board determines in its good faith business judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, constitutes a Montage Superior Offer, the Montage Board may make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer, but in each case described in this sentence only (1) after the fourth (4th) Business Day (such four (4) Business Day period, the “Notice Period”) following Montage’s delivery to Marigold of written notice (a “Notice of Montage Superior Offer”) advising Marigold that the Montage Board is prepared to make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer (it being understood that any such Notice of Montage Superior Offer regarding a Montage Adverse Recommendation Change shall not itself constitute a Montage Adverse Recommendation Change for purposes of this Agreement) and during such Notice Period, to the extent requested in writing by Marigold, Montage and its Representatives shall negotiate in good faith with Marigold and Marigold’s Representatives with respect to any revisions to the terms of this Agreement proposed by Marigold so that such Acquisition Proposal ceases to constitute a Montage Superior Offer, and (2) if after taking into consideration any revisions to the terms of this Agreement proposed in writing by Marigold by 5 p.m. Eastern Time on the last day of such Notice Period, the Montage Board continues to believe in its good faith judgment, after consulting with outside counsel and a nationally recognized third party financial advisor, that such Acquisition Proposal continues to constitute a Montage Superior Offer, and that, after consultation with outside counsel, the failure to make a Montage Adverse Recommendation Change in connection with such Montage Superior Offer would be reasonably likely to be inconsistent with the Montage Board’s fiduciary duties to the Montage Shareholders under applicable Law. Any (i) amendment to the financial or other material terms of such Montage Superior Offer or (ii) amendment to an Acquisition Proposal that the Montage Board had determined no longer constitutes a Montage Superior Offer, shall constitute a new Acquisition Proposal and shall require Montage to deliver to Marigold a new Notice of Montage Superior Offer and a new Montage Notice Period (which shall be three (3), instead of four (4), Business Days in length) shall commence thereafter.

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(d)     Nothing in this Section 6.11 shall prohibit the Montage Board from (i) taking and disclosing to Montage’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its shareholders required pursuant to applicable Law if the Montage Board determines, in its good faith business judgment, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law; provided that (x) a disclosure pursuant to clause (i) of of this Section 6.11(d) shall be a Montage Adverse Recommendation Change unless the Montage Board reaffirms the Montage Board Recommendation in such disclosure, and (y) clause (ii) of this Section 6.11(d) shall not permit the Montage Board to make a Montage Adverse Recommendation Change or to take any other actions contemplated by this Section 6.11, except, in each case, to the extent expressly permitted by, and subject to the terms and conditions of, this Section 6.11.

(e)     Montage shall promptly, within 36 hours, advise Marigold orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the date hereof until the Second Merger Effective Time or, if earlier, the termination of this Agreement in accordance with its terms. If Montage receives an Acquisition Proposal or an Acquisition Inquiry, it shall (i) promptly notify Marigold (within no more than 36 hours after any director, officer or financial advisor of Montage is notified or becomes aware of the receipt of such Acquisition Proposal or Acquisition Inquiry) of the communication or receipt of any Acquisition Proposal or Acquisition Inquiry, indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof, and (ii) keep Marigold reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal or Acquisition Inquiry (including whether such Acquisition Proposal or Acquisition Inquiry has been withdrawn or rejected and any material change to the terms thereof).

(f)     Montage shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of Montage proposed on or prior to the date hereof. Montage acknowledges and agrees that any actions taken by or at the direction of a Representative of Montage or any of the Montage Subsidiaries that, if taken by Montage, would constitute a breach or violation of this Section 6.11 will be deemed to constitute a breach and violation of this Section 6.11 by Montage.

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Section 6.12     Financing.

(a)

(i)     Subject to the terms and conditions of this Agreement, each of Montage, New Holdco and Merger Sub 2 shall use its reasonable best efforts to obtain the Transaction Financing on the terms and conditions (including the flex provisions and taking into account the Marketing Period) described in the Commitment Letter at Closing (taking into account the Marketing Period), and shall not, without the prior written consent of Marigold (which consent shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Transaction Financing contemplated by the Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) on the Closing Date in any material respect or (y) extend or permit the extension of the marketing period under the Commitment Letter (provided that, without the consent of Marigold, Montage, New Holdco and Merger Sub 2 may amend the Commitment Letter (x) to favorably modify pricing terms or add additional lenders, arrangers, bookrunners and agents or (y) to implement or exercise any of the “market flex” provisions (including pricing terms) contained in the fee letter executed in connection with the Commitment Letter). Montage shall promptly deliver to Marigold copies of any such amendment, modification or replacement. For purposes of this Section 6.12, references to “Transaction Financing” shall include the Transaction Financing contemplated by the Commitment Letter as permitted to be amended, modified or replaced by this Section 6.12(a) and references to “Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.12(a).

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(ii)     Each of Montage, New Holdco and Merger Sub 2 shall use its reasonable best efforts (A) to maintain in effect the Commitment Letter, (B) to enter into definitive agreements with respect to the Commitment Letter consistent in all material respects with the terms and conditions (including the flex provisions and taking into account the Marketing Period) contained in the Commitment Letter (or on terms no less favorable (taken as a whole) to Montage, New Holdco or Merger Sub 2 than the terms and conditions (including flex provisions) in the Commitment Letter), and (C) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Commitment Letter and such definitive agreements thereto (taking into account the Marketing Period and other than any condition where the failure to be so satisfied is a direct result of Marigold’s failure to furnish information described in Section 6.12(b)) that are within Montage’s control and to consummate the Transaction Financing at the Closing.. Montage shall keep Marigold reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Transaction Financing and provide to Marigold copies of the material definitive agreements for the Transaction Financing. Without limiting the generality of the foregoing, Montage shall give Marigold prompt notice (x) of any material breach or default by any party to any of the Commitment Letter or definitive agreements related to the Transaction Financing of which Montage becomes aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to any of the Commitment Letter or definitive agreements related to the Transaction Financing of any provisions of the Commitment Letter or definitive agreements related to the Transaction Financing, and (z) if at any time for any reason Montage believes in good faith that it will not be able to obtain all or any portion of the Transaction Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letter or definitive agreements related to the Transaction Financing. As soon as reasonably practicable after any notice by Montage to Marigold of the type described in the immediately preceding sentence, but in any event within two Business Days of the date Marigold delivers to Montage a written request, Montage shall use reasonable best efforts to provide any information reasonably requested by Marigold relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. If all or any portion of the Transaction Financing becomes unavailable for any reason, and such portion is reasonably required to pay the aggregate Cash Consideration, repay the Retired Debt and pay all fees, expenses and other amounts contemplated to be paid by Montage, New Holdco, Merger Sub 2 or the Montage Surviving Corporation pursuant to this Agreement, Montage, New Holdco and Merger Sub 2 shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt Transaction Financing from alternative sources in an amount sufficient, when taken together with available cash of Montage and any then-available Transaction Financing pursuant to the Commitment Letter, to consummate the Mergers with terms and conditions not materially less favorable (taken as a whole) to Montage, New Holdco and Merger Sub 2 than the terms and conditions (taken as a whole) set forth in the Commitment Letter (“Available Transaction Financing”), as promptly as reasonably practicable following the occurrence of such event. Montage shall deliver to Marigold true and complete copies of all commitment letters and fee letters pursuant to which any such alternative source shall have committed to provide any portion of the Transaction Financing. Notwithstanding anything in this Section 6.12 or elsewhere in this Agreement to the contrary, in no event shall the “reasonable best efforts” of Montage, New Holdco or Merger Sub 2 be deemed or construed to require any such Person to, and no such Person shall be required to, pay any debt financing fees in the aggregate in excess of those contemplated by the Commitment Letter, or agree to conditionality or economic terms of the debt financing that are (other than as specified in the preceding sentence) materially less favorable than those contemplated by the Commitment Letter or any related fee letter (including any “flex” provision therein).

(b)     (x) Solely with respect to applicable portions of clauses (iii), (iv) and (v) below, prior to the filing and effectiveness of an exchange offer registration statement on Form S-4 (the “Exchange Offer Registration Statement”) for LIN Television Corporation’s 5.875% senior unsecured notes due 2022 (the “Exchange Offer”) pursuant to the Registration Rights Agreement dated November 5, 2014 among Montage Financing Sub, Inc. and RBC Capital Markets, as representative of the initial purchasers named therein, and (y) with respect to the Transaction Financing, prior to Closing, Marigold shall, and shall cause the Marigold Subsidiaries to, and use reasonable best efforts to cause its and the Marigold Subsidiaries’ respective Representatives to provide to Montage and New Holdco such cooperation in connection with the Transaction Financing and the Exchange Offer as may be reasonably requested by Montage, including:

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(i)     assisting in preparation for and participation, upon reasonable advance notice, in a reasonable number of meetings and calls (including customary one-on-one meetings with parties acting as lead arrangers, bookrunners or agents for, and prospective lenders of, the Transaction Financing), drafting sessions, rating agency presentations, road shows and due diligence sessions (including accounting due diligence sessions) and assisting Montage and New Holdco in obtaining ratings in respect of Montage and public ratings in respect of any debt issued as part of the Transaction Financing from Standard & Poor’s Financial Services LLC and Moody’s Investors Service, Inc.;

(ii)     assisting Montage and New Holdco and their potential financing sources in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing (including the provision of “backup” support), including the execution and delivery of customary representation letters in connection with bank information memoranda authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, nonpublic information regarding Marigold or the Marigold Subsidiaries or their respective securities (in each case in accordance with customary syndication practices) and containing a representation that the public-side version does not include material non-public information about Marigold and its Subsidiaries or their securities and (B) customary materials for rating agency presentations for the Transaction Financing;

(iii)     delivering to Montage and New Holdco the Required Financial Information;

(iv)     delivering to Montage and New Holdco and their potential financing sources as promptly as reasonably practicable (x) such information as may be reasonably necessary for the Required Financial Information to remain Compliant and (y) such other pertinent financial and other customary information (including assistance with preparing projections, financial estimates, forecasts and other forward-looking information) to the extent reasonably requested by Montage or identified in Section 3 of the Commitment Letter in connection with the preparation of customary offering or information documents to be used for the Transaction Financing or the Exchange Offer Registration Statement, as applicable, and assisting Montage in preparing pro forma (A) balance sheets and related notes as of the most recently completed interim period, and (B) income statements and related notes for the most recently completed fiscal year, for the most recently completed interim period and for the twenty-four (24) month period ending on the last day of the most recently completed four (4) fiscal quarter period ended at least forty-five (45) days before (x) the date of effectiveness of the Exchange Offer Registration Statement and (y) the Closing Date, prepared after giving effect to the transactions described in the Commitment Letter as if such transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statements of income) and any other pro forma financial information required by Regulation S-X in connection with the Transaction Financing or the Exchange Offer (including by recasting any of Marigold’s Required Financial Information to match the fiscal year end of Montage and providing appropriate related disclosure for purposes of preparing Regulation S-X compliant pro forma financial statements); provided that none of Marigold, any of the Marigold Subsidiaries or any of their Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information;

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(v)     causing its independent registered public accounting firm (x) for the Transaction Financing and the Exchange Offer Registration Statement, to cooperate with Montage and New Holdco in connection with the Transaction Financing and the Exchange Offer, including, but solely for the Transaction Financing, by providing customary “comfort letters” (including customary “negative assurances”) and (y) for the Transaction Financing and the Exchange Offer Registration Statement, to provide customary assistance with the due diligence activities of Montage and the financing sources and the preparation of any pro forma financial statements to be included in the documents referred to in clause (iv) above, and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings, including the Exchange Offer Registration Statement;

(vi)     using commercially reasonable efforts to ensure that the Transaction Financing benefits from the existing lending relationships of Marigold and the Marigold Subsidiaries;

(vii)     assisting to identify the steps for repayment on the Closing Date of the Marigold Credit Facility and the Marigold Receivables Sale Agreement, Marigold Notes and other Retired Debt of Marigold or the Marigold Subsidiaries other than indebtedness which may be mutually agreed and cooperating with any back-stop, “roll-over” or termination of any existing letters of credit thereunder (and the release and discharge of all related liens and security interests), by providing to Montage at least three (3) Business Days prior to Closing customary pay-off letters (in substantially final form), UCC-3 financing statements, filings with the United States Patent and Trademark and/or Copyright Office, real property mortgage releases, account control agreement termination notices, and other similar and related ancillary agreements as are necessary in connection with the Transaction Financing (it being understood that no such documentation shall become effective until the Second Merger Effective Time);

(viii)     using commercially reasonable efforts to obtain such consents, approvals and authorizations required in connection with the Transaction Financing which may be reasonably requested by Montage;

(ix)     executing and delivering as of, but not effective before, the Second Merger Effective Time customary definitive financing documentation as may be reasonably requested by Montage, including pledge and security documents, guarantees, customary officer’s certificates (including, without limitation, delivery of a solvency certificate in customary form), instruments, copies of any existing surveys, UCC financing statements, filings, security agreements, control agreements, title insurance and other matters ancillary to, or required in connection with, the Transaction Financing (including (A) delivering stock certificates for certificated securities and (with transfer powers executed in blank) of the borrower and its domestic subsidiaries to the extent required on the Closing Date by the terms of the Transaction Financing and (B) using commercially reasonable efforts to provide customary local counsel legal opinions); and

(x)     taking all corporate actions reasonably requested by Montage and New Holdco that are necessary to permit the consummation of the Transaction Financing, including with respect to corporate actions of the Marigold Surviving Corporation to be effected immediately following the Second Merger Effective Time and any high yield financing, and to permit the proceeds thereof, together with the cash at Marigold and the Marigold Subsidiaries, if any, to be made available on the Closing Date to consummate the transactions contemplated hereby, including the refinancing and repayment of outstanding Indebtedness of Marigold and the Marigold Subsidiaries; provided that the foregoing shall not require the adoption of any corporate resolutions or actions that would be effective prior to the Second Merger Effective Time;

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(xi)     at least three (3) Business Days prior to the Closing Date, providing all documentation and other information relating to Marigold and the Marigold Subsidiaries required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested by Montage or New Holdco; and

(xii)     reasonable participation by senior financial officers of Marigold and its Subsidiaries in the negotiation of the definitive documentation for the Transaction Financing.

(c)     Marigold hereby consents to the use of all of its and the Marigold Subsidiaries’ logos in connection with the Transaction Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Marigold or the Marigold Subsidiaries or the reputation or goodwill of Marigold or any Marigold Subsidiary; and subject to the prior review by, and consent of, Marigold (such consent not to be unreasonably withheld or delayed). Notwithstanding any other provision set forth herein or in any other agreement between Marigold and Montage (or their respective affiliates), Marigold agrees that Montage and its affiliates may share customary projections with respect to Marigold and its business, which are approved for distribution by Marigold, with their potential financing sources and other prospective lenders in connection with any marketing efforts in connection with the Transaction Financing, provided that the recipients of such information agree to customary confidentiality arrangements. Notwithstanding anything to the contrary in this Agreement, none of Marigold, any of the Marigold Subsidiaries or any of its or their respective directors or officers or other personnel shall be required by this Section 6.12 (i) to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of Marigold and the Marigold Subsidiaries or (ii) to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than any payoff letters required to be received in connection with the Transaction Financing).

(d)     Marigold shall, as promptly as practicable following signing and no later than thirty (30) days prior to the Closing Date, provide the requisite notices in connection with the Mergers pursuant to the Marigold Notes. “Marigold Notes” shall mean the promissory notes issued pursuant to the Marigold Note Purchase Agreements. “Marigold Note Purchase Agreements” means (i) that certain Note Purchase Agreement dated as of February 29, 2012, among Marigold, as issuer and seller, and the named purchasers, (ii) that certain Note Purchase Agreement dated as of October 31, 2014, among Marigold, as issuer and seller, and the named purchasers, and (iii) that certain Note Purchase Agreement dated as of February 19, 2014, among Marigold, as issuer and seller, and the named purchasers.

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(e)     Notwithstanding anything in this Agreement to the contrary, none of Marigold or the Marigold Subsidiaries shall be required to (i) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to or in connection with the Transaction Financing prior to the Closing or (ii) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action in connection with the Transaction Financing that is not conditioned on the occurrence of the Closing.

(f)     Montage shall (i) indemnify and hold harmless Marigold and the Marigold Subsidiaries and its and their respective Representatives (collectively, the “Section 6.12 Indemnitees”) from and against any and all out-of-pocket costs and expenses (including attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Section 6.12 Indemnitees in connection with their cooperation and assistance obligations set forth in this Section 6.12, except and only to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations are finally determined in a judicial proceeding (and not subject to further appeal) to have resulted from the gross negligence, bad faith or willful misconduct of Marigold, any of the Marigold Subsidiaries or any of their respective Representatives, (ii) reimburse Marigold for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Marigold and the Marigold Subsidiaries (and its and their respective Representatives) in connection with their cooperation and assistance obligations set forth in this Section 6.12, and (iii) reimburse Marigold for all fees and out-of-pocket expenses of Marigold’s independent registered accounting firm or its other Representatives incurred in connection with Marigold’s and its Subsidiaries cooperation and assistance obligations set forth in this Section 6.12.

Section 6.13     Section 16 Matters. Prior to the First Merger Effective Time, each of New Holdco, Montage and Marigold shall take all commercially reasonable steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of any shares of Montage Common Stock or Marigold Common Shares (including derivative securities with respect to such shares) or acquisitions of shares of New Holdco Common Stock (including derivative securities with respect to such shares of New Holdco Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Montage or Marigold, as applicable, or who will become subject to such reporting requirements with respect to New Holdco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14     Transaction Litigation. Each of Montage and Marigold shall promptly notify the other of any actions, suits, claims or proceedings commenced against it and/or its directors or officers relating to this Agreement, the other Transaction Documents or any of the transactions contemplated hereby and thereby (collectively, “Transaction Litigation”). Each of Montage and Marigold shall give the other party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other party’s advice due consideration with respect to such Transaction Litigation. Neither Marigold, nor Montage nor any of their respective Subsidiaries shall agree to any settlement of Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

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Section 6.15     Stock Exchange Delisting. Each of the parties agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to delist shares of Marigold Common Stock from the NYSE and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until the Second Merger Effective Time.

Section 6.16     Obligations of Merger Subsidiaries. Montage shall take all action necessary to cause New Holdco, Merger Sub 1 and Merger Sub 2 to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions contemplated hereby.

Section 6.17     Montage Charter Amendment. Prior to the First Merger Effective Time, Montage shall file, or cause to be filed, the Montage Charter Amendment with, and the Montage Charter Amendment shall have been accepted by, the VSCC, so that the Montage Charter Amendment shall be in full force and effect immediately prior to the First Merger.

Section 6.18     Sharing Companies.

(a)     Notwithstanding anything in this Agreement to the contrary, Marigold and the Marigold Subsidiaries shall have no duty or obligation hereunder or in the transactions contemplated hereby to cause the Marigold Sharing Company to take any action or to forego from taking any action, except to the extent that Marigold or the Marigold Subsidiaries (other than the Marigold Sharing Company) have a right to cause the Marigold Sharing Company to take any action or forego from taking any action under any Contracts in effect between Marigold or the Marigold Subsidiaries (other than the Marigold Sharing Company), on the one hand, and the Marigold Sharing Company, on the other hand.

(b)     Notwithstanding anything in this Agreement to the contrary, Montage and the Montage Subsidiaries shall have no duty or obligation hereunder or in the transactions contemplated hereby to cause the Montage Sharing Companies to take any action or to forego from taking any action, except to the extent that Montage or the Montage Subsidiaries (other than the Montage Sharing Companies) have a right to cause the Montage Sharing Companies to take any action or forego from taking any action under any Contracts in effect between Montage or the Montage Subsidiaries (other than the Montage Sharing Companies), on the one hand, and any of the Montage Sharing Companies, on the other hand.

Article VII

CONDITIONS PRECEDENT

Section 7.1     Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of Marigold, on the one hand, and Montage, New Holdco, Merger Sub 1, and Merger Sub 2, on the other, to effect the Mergers shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

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(a)     Required Approvals. (i) The waiting period under the HSR Act with respect to the Mergers shall have expired or been earlier terminated, (ii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or as extended by the FCC, (iii) the Required Montage Vote shall have been obtained, and (iv) the Required Marigold Vote shall have been obtained.

(b)     No Order. No Order (whether temporary, preliminary or permanent) issued by any U.S. federal or state court of competent jurisdiction preventing the consummation of any of the Mergers shall be in effect.

(c)     DOJ Final Judgment Compliance. Either (i) Marigold shall have divested “WALA-TV,” as defined in the DOJ Final Judgment in the matter of United States v. Media General, Inc. and LIN Media, LLC, in case no. 14-cv-1823, dated January 13, 2015 (the “DOJ Final Judgment”), to a Person that is not a party to this Agreement, such that the consummation of any of the Mergers shall not involve the acquisition by Montage of any part of, or an option to acquire any part of, WALA-TV or any assets, tangible or intangible, principally devoted to and necessary for the operations of WALA-TV, or (ii) the restrictions set forth in the DOJ Final Judgment relating to Montage’s reacquisition of WALA-TV shall have ceased to be in effect.

(d)     Registration Statement Effective. The SEC shall have declared the Form S-4 effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued.

(e)     NYSE Listing. The shares of New Holdco Voting Common Stock issuable in connection with the First Merger and the Second Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f)     Montage Charter Amendment. The Montage Charter Amendment shall have been filed, and accepted for filing, with the VSCC, and shall be in full force and effect prior to the First Merger Effective Time.

Section 7.2     Conditions to Obligations of Montage, New Holdco, Merger Sub 1 and Merger Sub 2. The obligation of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 to effect the Mergers is also subject to the satisfaction, or waiver by Montage, at or prior to the Closing, of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Marigold in Section 3.2(a) and Section 3.2(b) (solely with respect to the first two sentences thereof) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in either case, for inaccuracies that are not reasonably expected to result in additional cost, expense or liability to Marigold, Montage and their Affiliates, individually or in the aggregate, that is more than $2,000,000. The representations and warranties of Marigold in Section 3.1(a), Section 3.3(a) and Section 3.6 that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. All of the other representations and warranties of Marigold contained in Article III of this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Marigold; and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to the foregoing effect.

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(b)     Performance of Obligations of Marigold. Marigold shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to such effect.

(c)     No Material Adverse Effect on Marigold. Since the date of this Agreement, there shall not have been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Marigold, and Montage shall have received a certificate signed on behalf of Marigold by the Chief Executive Officer or the Chief Financial Officer of Marigold to such effect.

(d)     Third Party Consents. The third-party consents set forth on Section 7.2(d) of the Marigold Disclosure Letter shall have been obtained.

(e)     Tax Opinion. Montage shall have received from Fried Frank a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the First Merger and the Second Merger, taken together, will qualify as a transaction described in Section 351 of the Code. In rendering such opinion, Fried Frank shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.8(a).

Section 7.3     Conditions to Obligations of Marigold. The obligation of Marigold to effect the Mergers is also subject to the satisfaction or waiver by Marigold at or prior to the First Merger Effective Time of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Montage in the second sentence of Section 4.1(d) shall be true and correct in all respects as of the Closing, as though made on and as of the Closing. The representations and warranties of Montage in Section 4.2(a) and Section 4.2(b) (solely with respect to the first two sentences thereof) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in either case, for inaccuracies that are not reasonably expected to result in the former holders of Montage Voting Common Stock, Montage Non-Voting Common Stock, Montage Stock Options and Montage Stock-Based Awards owning additional equity in New Holdco that, in the aggregate, is valued at more than $2,000,000. The representations and warranties of Montage in Section 4.1(a), Section 4.3(a) and Section 4.6 that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. All of the other representations and warranties of Montage contained in Article IV of this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Montage; and Marigold shall have received a certificate signed on behalf of Montage by the Chief Executive Officer or the Chief Financial Officer of Montage to the foregoing effect.

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(b)     Performance of Obligations of Montage, New Holdco, Merger Sub 1 and Merger Sub 2. Each of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Marigold shall have received a certificate signed on behalf of Montage, New Holdco, Merger Sub 1 and Merger Sub 2 by the Chief Executive Officer or the Chief Financial Officer of Montage to such effect.

(c)     No Material Adverse Effect on Montage. Since the date of this Agreement, there shall not have been any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Montage, and Marigold shall have received a certificate signed on behalf of Montage by the Chief Executive Officer or the Chief Financial Officer of Montage to such effect.

(d)     Third Party Consents. The third-party consents set forth on Section 7.3(d) of the Montage Disclosure Letter shall have been obtained.

(e)     Tax Opinion. Marigold shall have received from McDermott a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the First Merger and the Second Merger, taken together, will qualify as a transaction described in Section 351 of the Code. In rendering such opinion, McDermott shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.8(a).

Section 7.4     Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

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ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.1     Termination. This Agreement may be terminated at any time prior to the Second Merger Effective Time, whether before or after obtaining the Required Marigold Vote or the Required Montage Vote:

(a)     by mutual consent of Marigold and Montage in a written instrument;

(b)     by either Marigold or Montage if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting either of the Mergers, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied with its obligations pursuant to Section 6.3 with respect to such Order;

(c)     by either Marigold or Montage if the Mergers shall not have been consummated on or before September 7, 2016 (the “Initial Outside Date”); provided, that if on the Initial Outside Date any of the conditions set forth in Section 7.1(a)(i) or (a)(ii) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied, then the Initial Outside Date shall be automatically extended to December 6, 2016; and provided, further, that if the Marketing Period has not ended by the last Business Day immediately prior to the Outside Date, then the Outside Date shall be automatically extended without any action by the parties to the fifth (5th) Business Day following the final day of the Marketing Period. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless extended pursuant to the foregoing sentence, in which case, the term “Outside Date” shall mean such date to which the Initial Outside Date has been so extended. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party if the failure of the Closing to occur by such date shall be due to the failure of the such party to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)     by either Marigold or Montage if there shall have been a breach of any of the covenants or agreements or there shall be any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of Marigold, in the case of a termination by Montage, or Montage, New Holdco, Merger Sub 1 or Merger Sub 2, in the case of a termination by Marigold, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b), in the case of a termination by Montage, or the conditions set forth in Section 7.3(a) or Section 7.3(b), in the case of a termination by Marigold, and which, if curable, is not cured by, on or before the earlier of (i) the Outside Date or (ii) thirty (30) days following receipt of written notice by the party committing such breach, or which by its nature or timing cannot be cured prior to the Outside Date;

(e)     by (i) Marigold or Montage if the Montage Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Montage Vote shall not have been obtained, or (ii) by Marigold or Montage if the Marigold Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Marigold Vote shall not have been obtained;

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(f)     by Marigold, at any time prior to the Montage Approval Time, (i) if Montage shall have breached or failed to perform in any material respect its obligations under Section 6.2(a) or Section 6.11, (ii) if a Montage Triggering Event shall have occurred or (iii) Montage shall have failed to reaffirm the Montage Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal with respect to Montage shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal with respect to Montage), and (y) receipt by Montage of a written request to do so from Marigold; provided, that Marigold shall only be entitled to terminate this Agreement pursuant to clauses (ii) or (iii) of this Section 8.1(f) for a ten (10) Business Day period following the date a Montage Triggering Event occurs (provided that Marigold was aware that such Montage Triggering Event occurred) or the expiry of such ten (10) Business Day period, as applicable;

(g)     by Montage, at any time prior to the Marigold Approval Time, (i) if Marigold shall have breached or failed to perform in any material respect its obligations under Section 6.2(b) or Section 6.10, (ii) if a Marigold Triggering Event shall have occurred or (iii) Marigold shall have failed to reaffirm the Marigold Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal with respect to Marigold shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal with respect to Marigold), and (y) receipt by Marigold of a written request to do so from Montage; provided, that Montage shall only be entitled to terminate this Agreement pursuant to clauses (ii) or (iii) of this Section 8.1(g) for a ten (10) Business Day period following the date a Marigold Triggering Event occurs (provided that Montage was aware that such Marigold Triggering Event occurred) or the expiry of such ten (10) Business Day period, as applicable;

(h)     by Marigold, at any time prior to the Marigold Approval Time, if the Marigold Board determines to enter into a definitive agreement to accept a Marigold Superior Offer in accordance with Section 6.10(c), provided Marigold pays to Montage the Marigold Termination Fee substantially concurrently with such termination pursuant to Section 8.3(a); or

(i)     by either Montage or Marigold if the other party fails to consummate the Closing within three (3) Business Days after the day such party is required to consummate the Closing in accordance with Section 1.1; provided neither party may terminate for its own failure to consummate the Closing when required by Section 1.1.

Section 8.2     Effect of Termination. In the event of termination of this Agreement by either Marigold or Montage as provided in Section 8.1 (or by Marigold and Montage as provided in Section 8.1(a)), this Agreement shall forthwith become void and have no effect, and none of the parties or any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) the fourth sentence of Section 6.3(e)(i) and the second sentence of Section 6.3(e)(ii), Section 6.4(b), Section 6.12(f), this Section 8.2, Section 8.3, Section 8.4, Section 8.5 and Article IX (other than Section 9.8) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Marigold nor Montage shall be relieved or released from any liabilities or damages arising out of its common law fraud or Intentional Breach of any agreement or covenant in this Agreement (including a party’s failure to consummate the Closing when required by Section 1.1).

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Section 8.3     Termination Fee.

(a)     If this Agreement is terminated: (i) by Marigold pursuant to Section 8.1(f); or (ii) by Montage or Marigold pursuant to Section 8.1(c) or Section 8.1(e)(i), or by Marigold pursuant to Section 8.1(d), and in the case of clause (ii) of this sentence: (I)(x) in the case of a termination pursuant to Section 8.1(e)(i), at or prior to the Montage Shareholder Meeting a bona fide Acquisition Proposal made after the date hereof with respect to Montage shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn prior to the completion of the Montage Shareholder Meeting and (y) in the case of a termination pursuant to Section 8.1(c) or Section 8.1(d), prior to such termination a bona fide Acquisition Proposal with respect to Montage shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn, and provided that the Required Montage Vote shall not have been obtained at the Montage Shareholder Meeting (including any adjournment or postponement thereof); and (II): (1) on or prior to the first anniversary of such termination of this Agreement, an Acquisition Transaction with respect to Montage is consummated; or (2) on or prior to the first anniversary of such termination of this Agreement, a definitive agreement relating to an Acquisition Transaction with respect to Montage is entered into by Montage and such Acquisition Transaction is subsequently consummated, Montage shall pay to Marigold or its designee, in cash at the time specified in the following sentence, a fee in the amount of $60,000,000 (the “Montage Termination Fee”), less, in the case of a termination pursuant to Section 8.1(e)(i), the Montage No Vote Fee that shall have been paid as provided below. The Montage Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within two Business Days after the termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within two Business Days after the consummation of the applicable Acquisition Transaction. “Acquisition Transaction” for purposes of clause (II) of clause (ii) of this Section 8.3(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 9.3 except that references in the definition to “20%” shall be replaced by “50%.” Without limiting the foregoing, if this Agreement is terminated by either Marigold or Montage pursuant to Section 8.1(e)(i), then Montage shall pay to Marigold or its designee, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $15,000,000 (the “Montage No Vote Fee”). The Montage No Vote Fee shall be paid within two Business Days after the termination of this Agreement.

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(b)     If this Agreement is terminated: (i) (A) by Montage pursuant to Section 8.1(g) or (B) by Marigold pursuant to Section 8.1(h); or (ii) by Montage or Marigold pursuant to Section 8.1(c), or by Montage pursuant to Section 8.1(d) or Section 8.1(e)(ii), and in the case of clause (ii) of this sentence: (I)(x) in the case of a termination pursuant to Section 8.1(e)(ii), at or prior to the Marigold Shareholder Meeting a bona fide Acquisition Proposal made after the date hereof with respect to Marigold shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn prior to the completion of the Marigold Shareholder Meeting, (y) in the case of a termination pursuant to Section 8.1(c) or Section 8.1(d), prior to such termination a bona fide Acquisition Proposal with respect to Marigold shall have been publicly disclosed or announced, and such Acquisition Proposal shall not have been withdrawn, and provided that the Required Marigold Vote shall not have been obtained at the Marigold Shareholder Meeting (including any adjournment or postponement thereof); and (II): (1) on or prior to the first anniversary of such termination of this Agreement, an Acquisition Transaction with respect to Marigold is consummated; or (2) on or prior to the first anniversary of such termination of this Agreement, a definitive agreement relating to an Acquisition Transaction with respect to Marigold is entered into by Marigold and such Acquisition Transaction is subsequently consummated, Marigold shall pay to Montage, in cash at the time specified in the following sentence, a fee in the amount of $60,000,000 (the “Marigold Termination Fee”), less, in the case of a termination pursuant to Section 8.1(e)(ii), the Marigold No Vote Fee that shall have been paid as provided below. The Marigold Termination Fee shall be paid as follows: (x) in the case of clause (i)(A) of the preceding sentence, within two Business Days after the termination of this Agreement and in the case of clause (i)(B) of the preceding sentence, substantially concurrently with the termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within two Business Days after the consummation of the applicable Acquisition Transaction. “Acquisition Transaction” for purposes of clause (II) of clause (ii) of this Section 8.3(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 9.3 except that references in the definition to “20%” shall be replaced by “50%.” Without limiting the foregoing, if this Agreement is terminated by either Marigold or Montage pursuant to Section 8.1(e)(ii), then Marigold shall pay to Montage or its designee, in cash at the time specified in the following sentence, a nonrefundable fee in the amount of $15,000,000 (the “Marigold No Vote Fee”). The Marigold No Vote Fee shall be paid within two Business Days after the termination of this Agreement.

(c)     If Montage fails to pay when due the Montage Termination Fee or the Montage No Vote Fee, as applicable, or Marigold fails to pay when due the Marigold Termination Fee or Marigold No Vote Fee, then Montage or Marigold, as applicable, shall: (i) reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of the Montage Termination Fee, the Montage No Vote Fee or the Marigold Termination Fee or the Marigold No Vote Fee, as applicable, and the enforcement by such other party of its rights under this Section 8.3; and (ii) pay to the other party interest on the amount of the Montage Termination Fee, the Montage No Vote Fee or the Marigold Termination Fee or the Marigold No Vote Fee, as applicable (for the period commencing as of the date the such termination fee was originally required to be paid through the date such termination fee is actually paid to such other party in full) at a rate per annum equal to the lower of: (i) the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid; or (ii) the maximum rate permitted by applicable Law.

(d)     The parties hereto acknowledge and agree that in no event shall Montage be required to pay the Montage Termination Fee or the Montage No Vote Fee (plus the remainder of the Montage Termination Fee, if later payable), or Marigold be required to pay the Marigold Termination Fee or the Marigold No Vote Fee (plus the remainder of the Montage Termination Fee, if later payable), on more than one occasion, whether or not such termination fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

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Section 8.4     Amendment. Subject to compliance with applicable Law and Section 6.6(e), the provisions of this Agreement may be amended, modified or supplemented by written agreement of each of Montage and Marigold, whether before or after approval by the shareholders of Marigold or Montage; provided, however, that Section 8.4 (Amendment); Section 9.7 (Governing Law; Jurisdiction); Section 9.9 (Assignments; Third Party Beneficiaries); and Section 9.12 (Non-Recourse) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) shall not be amended in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.5     Extension; Waiver. At any time prior to the Second Merger Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of another party, (ii) waive any inaccuracies in the representations and warranties of another party contained in this Agreement, and (iii) waive compliance with any of the agreements of another party or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1     Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except to the extent set forth in Section 6.3(a), Schedule 6.3, Section 6.3(e), Section 6.12(f), Section 8.3(a) and Section 8.3(b).

Section 9.2     Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or if sent via facsimile (with confirmation and same day dispatch by express courier utilizing next-day service), (b) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested), (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing next-day service by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) or (d) on the date such notice is transmitted by e-mail to the e-mail addresses previously provided to the other parties:

(a)           if to Marigold, to:

Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309-3023

Attention: John S. Zieser

Facsimile: (515) 284-3933

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with a copy (which shall not constitute notice) to:

Cooley LLP

1299 Pennsylvania Avenue, NW, Suite 700

Washington, DC 20004-2400

Attention: J. Kevin Mills and Barbara L. Borden

Facsimile: (202) 842-7899

(b)           if to Montage, New Holdco, Merger Sub 1 or Merger Sub 2, to:

Media General, Inc.

333 East Franklin Street

Richmond, Virginia 23219

Attention:      Andrew C. Carington, Esq.

Facsimile: (804) 887-7021

with copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Philip Richter, Esq.

Facsimile: (212) 859-4000

Section 9.3     Definitions. For purposes of this Agreement:

“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of Montage or Marigold) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of Montage or Marigold) for any Acquisition Transaction or possible Acquisition Transaction.

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“Acquisition Transaction” with respect to Montage or Marigold, as applicable, means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Montage or Marigold, as applicable, or any of their Subsidiaries, pursuant to which such Person or “group” would own 20% or more of the consolidated assets, revenues or net income of Montage or Marigold, as applicable, and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Montage or Marigold, as applicable (including Equity Interests of any of its Subsidiaries), or any Subsidiary of Montage or Marigold, as applicable, representing 20% or more of the consolidated assets, revenues or net income of Montage or Marigold, as applicable, and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 20% or more of the issued and outstanding equity securities of Montage or Marigold, as applicable, (iv) transaction or series of transactions in which any Person or “group” would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 20% or more of the issued and outstanding equity securities of Montage or Marigold, as applicable, (v) action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation inapplicable to any transaction, or (vi) any combination of any of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Barter Agreement” means any Contract pursuant to which a Person has sold or traded commercial air time in consideration for property or services in lieu of or in addition to cash.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close and shall consist of the time period from 12:01 a.m. through midnight at such location.

“Communications Act” means the Communications Act of 1934, as amended.

“Compliant” means, with respect to the Required Financial Information, that: (a) the Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Financial Information not misleading in light of the circumstances in which made; (b) the applicable auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Financial Information; (c) it has not become necessary to restate any historical financial statements included in the Required Financial Information, and Marigold has not publicly announced that any such restatement is under consideration; and (d) the financial statements included in the Required Financial Information comply with Rule 3-12 of Regulation S-X.

“Divestiture Station” has the meaning given to such term on Schedule 6.3.

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“Environmental Claims” means, in respect of any Person, any and all Actions alleging noncompliance with or actual or potential liability under Environmental Law or the presence or Release of, or exposure to, any Hazardous Materials.

“Environmental Law” means all Laws relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment, or human health or safety relating to exposure to Hazardous Materials.

“Environmental Permits” means all permits, licenses, identification numbers, registrations and other governmental authorizations required under or issued pursuant to applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor, or the value of which is determined in reference thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FCC” means the Federal Communications Commission.

“FCC Applications” means those applications and requests for waivers required to be filed with the FCC to obtain the approvals and waivers of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

“FCC Broadcast Incentive Auction” means the FCC’s incentive auction of broadcast television spectrum authorized by the Middle Class Tax Relief and Job Creation Act of 2012, Pub. L. No. 112-96, § 6402 et seq., 125 Stat. 156 (2012).

“FCC Broadcast Incentive Auction Rules” means the FCC’s rules governing the FCC Broadcast Incentive Auction, including without limitation the anticollusion provisions thereof prohibiting during the FCC-designated quiet period the direct or indirect communication of incentive auction bids and bidding strategy.

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“FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

“FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Montage Stations or the Marigold Stations by the FCC, or otherwise granted to or held by Montage or any Montage Subsidiary or Marigold or any Marigold Subsidiary.

“FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

“GAAP” means U.S. generally accepted accounting principles.

“Hazardous Materials” means any wastes, substances, or materials that are defined or listed by any Environmental Law as hazardous, toxic, pollutants or contaminants, including, without limitation, substances defined as “hazardous wastes,” “hazardous substances,” or “toxic substances” under any Environmental Laws. “Hazardous Materials” includes, without limitation, polychlorinated biphenyls, asbestos and asbestos containing material, lead-based paints, and petroleum and petroleum products (including, without limitation, crude oil or any fraction thereof).

“Indebtedness” means, with respect to any Person, (i) all obligations evidenced by a note, bond, debenture, credit agreement or other debt instrument, (ii) all obligations with respect to letters of credit, banker’s acceptances or similar facilities, (iii) all obligations under any interest rate or currency protection agreement or swaps, forward contracts and similar agreements, (iv) all obligations for borrowed money, (v) all obligations for the deferred purchase price of property or services, including all seller notes and “earn-out” payment obligations, whether or not matured, (vi) all obligations required to be accounted for as capital leases under GAAP, (vii) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or Equity Interests or any warrants, rights or options to acquire such capital stock or Equity Interests, and (viii) all guarantees issued in respect of the obligations described in clauses (i)-(vii) above of any other Person (contingent or otherwise), in each case including the aggregate principal amount of, and any accrued interest and applicable pre-payment charges, fees, penalties or premiums with respect to such obligations; provided, that, Indebtedness shall not include: (i) with respect to Marigold or any Subsidiary of Marigold, any intercompany indebtedness solely among Marigold and one or more direct or indirect wholly-owned Subsidiaries thereof, or solely among two or more Marigold Subsidiaries directly or indirectly wholly-owned by Marigold, (ii) with respect to Montage or any Subsidiary of Montage, any intercompany indebtedness solely among Montage and one or more wholly-owned Subsidiaries thereof, or solely among two or more Montage Subsidiaries directly or indirectly wholly-owned by Montage, or (iii) any accounts payable or trade payables, in each case incurred in the ordinary course of business.

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“Intellectual Property” means all foreign and domestic intellectual property, including all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not; (iii) trade secrets and know-how (including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists); (iv) copyrights and works of authorship in any media (including computer software programs, source code, databases and other compilations of information); (v) applications and registrations for any of the foregoing in (i) through (v); and (vi) divisionals, continuations, continuations-in-part and provisionals and patents issuing on any of the foregoing in this (vi), and all extensions, modifications, renewals, reissues, reexaminations, substitutions, restorations, and reversions of any of the foregoing in (i) through (vi).

“Intentional Breach” means, with respect to any agreement or covenant hereunder, an action or omission (including a failure to cure circumstances) taken or omitted to be taken after the date hereof that the breaching Person intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause a material breach of such agreement or covenant. For the avoidance of doubt, and without limiting the foregoing, any failure of Montage or Marigold to consummate the Closing when required by Section 1.1 shall be an Intentional Breach by such party of such party’s covenants hereunder.

“Knowledge” or any similar phrase means (a) with respect to Marigold or the Marigold Subsidiaries, the actual knowledge after due inquiry of the persons listed on Section 9.3 to the Marigold Disclosure Letter, and (b) with respect to Montage, the actual knowledge of the persons listed on Section 9.3 to the Montage Disclosure Letter.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required under GAAP to be accrued on the financial statements of such Person.

“Marigold Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Marigold or any of the Marigold Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Marigold or any of the Marigold Subsidiaries or to which Marigold or any of the Marigold Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program or policy, excluding the Marigold Employment Agreements.

“Marigold Class B Common Stock” means the Class B Common Stock, $1.00 par value per share, of Marigold.

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“Marigold Common Shares” means shares of Marigold Common Stock and Marigold Class B Common Stock.

“Marigold Common Stock” means the Common Stock, $1.00 par value per share, of Marigold.

“Marigold Confidentiality Agreement” means a customary confidentiality agreement with Marigold (which confidentiality agreement must be no less restrictive with respect to the confidential treatment of information by such third-party thereto than the Confidentiality Agreement).

“Marigold Credit Facility” means the Credit Agreement, dated as of March 27, 2014, by and among Marigold, Wells Fargo Bank, National Association, JPMorgan Chase Bank, N.A., Suntrust Bank, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and U.S. Bank National Association, as amended by Amendment No. 1 to Credit Agreement, dated as of June 23, 2015, by and among Marigold, Wells Fargo Bank, National Association and the other signatories thereto.

“Marigold Deferred Compensation Plan” means the Meredith Corporation Deferred Compensation Plan, dated as of November 8, 1993.

“Marigold Employment Agreement” means a contract or agreement of Marigold or any of the Marigold Subsidiaries with any individual who is rendering or has rendered services thereto as an employee pursuant to which Marigold or any of the Marigold Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Marigold FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Marigold Stations, or otherwise granted to or held by Marigold or any Marigold Subsidiary.

“Marigold Incentive Plans” means the Meredith Corporation 2014 Stock Incentive Plan, the Amended and Restated Meredith Corporation 2004 Stock Incentive Plan and the Meredith Corporation Plan for Non-Employee Directors.

“Marigold Intervening Event” shall mean any material event or development or material change in circumstances with respect to Marigold that was (i) neither known to the Marigold Board nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of Marigold nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to any Acquisition Proposal.

“Marigold Preferred Shares” means the Preferred Stock, $1.00 par value per share, of Marigold.

“Marigold Receivables Sale Agreement” means (i) that certain Receivables Sale Agreement dated as of April 9, 2002 by and among Marigold, as Sole Initial Originator and Meredith Funding Corporation (a wholly-owned subsidiary of Marigold), as buyer, and (ii) that certain First Amended and Restated Receivables Purchase Agreement dated as of April 25, 2011 among Meredith Funding Corporation (a wholly-owned subsidiary of Marigold), as seller, Marigold, as servicer, Falcon Asset Securitization Company LLC, the financial institutions from time to time party thereto, and JPMorgan Chase Bank, N.A., as agent, in the case of each of (i) and (ii) as amended.

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“Marigold Shareholder” means any holder of Marigold Common Shares.

“Marigold Sharing Company” means the entity identified in Section 9.3 of the Marigold Disclosure Letter with which Marigold has a Sharing Agreement.

“Marigold Stations” means (a) the television broadcast stations owned by Marigold and the Marigold Subsidiaries and listed in Section 9.3 of the Marigold Disclosure Letter as the Marigold Owned Stations and (b) the television broadcast station licensed to a third party and subject to Sharing Agreement with Marigold or the Marigold Subsidiaries and listed in Section 9.3 of the Marigold Disclosure Letter as a station of the Marigold Sharing Company.

“Marigold Station Licenses” means the main station license issued by the FCC for each of the Marigold Stations.

“Marigold Superior Offer” shall mean a bona fide written Acquisition Proposal (except that references in the definition of Acquisition Transaction, as it applies to the definition of Acquisition Proposal, to “20%” shall be replaced by “100%”) with respect to Marigold that is determined by the Marigold Board, in its good faith judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to the Marigold Shareholders than the transactions contemplated by this Agreement (taking into account any revised proposal by Montage to amend the terms of this Agreement or the other Transaction Documents) and (ii) is reasonably expected to be consummated.

“Marigold Triggering Event” shall be deemed to have occurred if (a) Marigold shall have failed to include in the Joint Proxy Statement/Prospectus mailed to Marigold Shareholders the Marigold Board Recommendation, or (b) a Marigold Adverse Recommendation Change shall have occurred.

“Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

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“Marketing Period” means fifteen (15) consecutive Business Days after the date hereof (a) commencing on the date Montage shall have received the Required Financial Information, all of which is Compliant, provided, that, if Marigold shall in good faith reasonably believe it has provided the Required Financial Information, it may deliver to Montage a written notice to that effect (stating when it believes it has completed such delivery), in which case Marigold shall be deemed to have complied with its obligation to provide the Required Financial Information on the date of delivery of such notice, unless Montage in good faith reasonably believes Marigold has not completed the delivery of the Required Financial Information and within three (3) Business Days after the delivery of such notice by Marigold, delivers a written notice to Marigold to that effect (stating with specificity which Required Financial Information Marigold has not delivered) and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied, assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period; provided, however, that (i) the Marketing Period shall end on any earlier date on which the Transaction Financing is consummated and Montage shall have obtained all of the proceeds contemplated thereby, and (ii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such fifteen (15) Business Day period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until a new unqualified audit opinion is issued with respect to such year end audited financial statements by KPMG LLP or another independent registered accounting firm reasonably acceptable to Montage, (B) Marigold shall have publicly announced, or the Marigold Board shall have determined, that a restatement of any material financial information included in the Required Financial Information is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended to reflect such restatement or Marigold has determined that no restatement shall be required or (C) the Required Financial Information is not Compliant (it being understood, for the avoidance of doubt, that if at any time during the Marketing Period the Required Financial Information provided on the first day of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced.

“Material Adverse Effect on Marigold” means a material adverse effect on the business, financial condition or results of operations of Marigold and the Marigold Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or there is reasonably likely to be a “Material Adverse Effect on Marigold”, the results and consequences of the following events, circumstances, changes, effects, developments, condition and occurrences shall not be taken into account: (i) any failure of Marigold to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period or change in the market price or trading volume of shares of Marigold Common Stock (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect on Marigold, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which Marigold and the Marigold Subsidiaries operate, (iii) any changes in the economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) other than with respect to the representations and warranties set forth in Sections 3.4, 3.5 and 3.10(i) and the conditions set forth in Section 7.2(a) to the extent relating to such representations and warranties, the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of Montage or any of its Affiliates or facts, circumstances or events relating to Montage or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Montage, and (viii) earthquakes, hurricanes, floods or other natural disasters, except in the case of each of clauses (ii), (iii) and (iv) to the extent that Marigold and the Marigold Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with Montage and the Montage Subsidiaries (but only to the extent of such disproportionality).

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“Material Adverse Effect on Montage” means a material adverse effect on the business, financial condition or results of operations of Montage and the Montage Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or is reasonably likely to be a “Material Adverse Effect on Montage”, the results and consequences of the following events, circumstances, changes, effects, developments, condition and occurrences shall not be taken into account: (i) any failure of Montage to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period or change in the market price or trading volume of shares of Montage Voting Common Stock (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been, or is reasonably likely to be, a Material Adverse Effect on Montage, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which Montage and the Montage Subsidiaries operate, (iii) any changes in the economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) other than with respect to the representations and warranties set forth in Sections 4.4, 4.5 and 4.10(i) and the conditions set forth in Section 7.3(a) to the extent relating to such representations and warranties, the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of Marigold or any of its Affiliates or facts, circumstances or events relating to Marigold or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Marigold, and (viii) earthquakes, hurricanes, floods or other natural disasters, except in the case of each of clauses (ii), (iii) and (iv) to the extent that Montage and the Montage Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with Marigold and the Marigold Subsidiaries (but only to the extent of such disproportionality).

“Material Marigold Employment Agreement” means a Marigold Employment Agreement (i) which provides for annual base compensation in excess of $250,000; (ii) which provides for severance upon termination of employment of 12 months or more of base salary or wages, or which provides a notice period or pay in lieu of 90 days or more; or (iii) which is with a General Manager of any Marigold Station.

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“Material Montage Employment Agreement” means a Montage Employment Agreement (i) which provides for annual base compensation in excess of $250,000; (ii) which provides for severance upon termination of employment of 12 months or more of base salary or wages, or which provides a notice period or pay in lieu of 90 days or more; or (iii) which is with a General Manager of any Montage Station.

“Montage Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Montage or any of the Montage Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Montage or any of the Montage Subsidiaries or to which Montage or any of the Montage Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program, or policy, excluding the Montage Employment Agreements.

“Montage Charter Amendment” means the amendment to the Amended and Restated Articles of Incorporation of Montage substantially in the form attached hereto as Exhibit E.

“Montage Common Stock” means the Montage Voting Common Stock and the Montage Non-Voting Common Stock.

“Montage Credit Facility” means that certain Credit Agreement, dated as of July 31, 2013, among Montage and the other parties thereto and that certain Credit Agreement, dated as of July 31, 2013, among Shield Media LLC, Shield Media Lansing LLC, WXXA-TV LLC, WLAJ-TV LLC and the other parties thereto.

“Montage Deferred Compensation Plan” means the Deferred Income Plan for Selected Key Executives of Montage, amended and restated as of December 1, 1984, the Montage Directors’ Deferred Compensation Plan, amended and restated as of April 30, 2014 and the Montage Deferred Compensation Plan, amended and restated as of January 1, 2012.

“Montage Employment Agreement” means a contract or agreement of Montage or any of the Montage Subsidiaries with any individual who is rendering or has rendered services thereto as an employee pursuant to which Montage or any of the Montage Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Montage FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Montage Stations, or otherwise granted to or held by Montage or any Montage Subsidiary.

“Montage Incentive Plans” means the Media General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007, the Media General, Inc. 1996 Employee Non-Qualified Stock Option Plan, amended as of December 31, 2001, the Media General, Inc. 1997 Employee Restricted Stock Plan, amended as of December 31, 2007, the LIN Media LLC 2002 Stock Plan, as amended and restated as of July 30, 2013, and the LIN Media LLC amended and restated 2002 Non-Employee Director Stock Plan, as amended and restated as of July 30, 2013.

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“Montage Intervening Event” shall mean any material event or development or material change in circumstances with respect to Montage that was (i) neither known to the Montage Board nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of Montage nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to any Acquisition Proposal.

“Montage Non-Voting Common Stock” means the Non-Voting Common Stock, no par value per share, of Montage.

“Montage Shareholder” means a holder of shares of Montage Voting Common Stock or Montage Non-Voting Common Stock.

“Montage Sharing Companies” means the entity or entities identified in Section 9.3 of the Montage Disclosure Letter as entities with which Montage or a Montage Subsidiary has a Sharing Agreement.

“Montage Stations” means (a) the television broadcast stations owned by Montage and the Montage Subsidiaries and listed in Section 9.3 of the Montage Disclosure Letter as the Montage Owned Stations and (b) the television broadcast stations licensed to third parties and subject to Sharing Agreements with Montage or the Montage Subsidiaries and listed in Section 9.3 of the Montage Disclosure Letter as stations of the Montage Sharing Companies.

“Montage Station Licenses” means the main station license issued by the FCC for each of the Montage Stations.

“Montage Superior Offer” shall mean a bona fide written Acquisition Proposal (except that references in the definition of Acquisition Transaction, as it applies to the definition of Acquisition Proposal, to “20%” shall be replaced by “100%”) with respect to Montage that is determined by the Montage Board, in its good faith business judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to the Montage Shareholders than the transactions contemplated by this Agreement (taking into account the long term value of the strategic combination contemplated by the Agreement and any revised proposal by Marigold to amend the terms of this Agreement or the other Transaction Documents) and (ii) is reasonably expected to be consummated.

“Montage Triggering Event” shall be deemed to have occurred if (a) Montage shall have failed to include in the Joint Proxy Statement/Prospectus mailed to Montage Shareholders the Montage Board Recommendation, or (b) a Montage Adverse Recommendation Change shall have occurred.

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“Montage Voting Common Stock” means the Voting Common Stock, no par value per share, of Montage.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and DBS systems.

“New Holdco Common Stock” means the New Holdco Voting Common Stock and the New Holdco Non-Voting Common Stock.

“New Holdco Non-Voting Common Stock” means the Non-Voting Common Stock, no par value, of New Holdco.

“New Holdco Voting Common Stock” means the Voting Common Stock, no par value, of New Holdco.

“NYSE” means the New York Stock Exchange, Inc.

“Permit” means any consent, authorization, approval, registration, qualification, filing, franchise, license or permit of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable or for Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other similar Liens arising in the ordinary course of business, (iii) Liens pursuant to the Montage Credit Facility or the Marigold Credit Facility or the Marigold Receivables Sale Agreement, as applicable, and Contracts entered into in connection therewith, (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Liens that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are customary for the applicable property type and locality, (v) interests of any lessor or lessee to any Marigold Leased Property or Montage Leased Property, as applicable, (vi) Liens that would be disclosed on current title reports or surveys and any other Liens of public record, (vii) non-exclusive licenses of Intellectual Property, (viii) transfer restrictions on any securities imposed by applicable Law, (ix) purchase money Liens securing rental payments under capital lease arrangements, and (x) Liens which are set forth in any Permits.

“Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

“Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

“Regulatory Divestiture” has the meaning given to such term on Schedule 6.3.

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“Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

“Renewal Application” means an application for renewal of any FCC License.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

“Required Financial Information” means (a) audited consolidated balance sheets and related audited consolidated statements of income, shareholders’ equity and cash flows of Marigold as of and for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013 and any subsequent fiscal year ending more than ninety (90) days before (x) the date of, an initial filing of, and the date of effectiveness of, the Exchange Offer Registration Statement and (y) the Closing Date (which have been audited in accordance with the standards of the Public Company Oversight Board), (b) unaudited consolidated balance sheets and related unaudited consolidated statements of income, shareholders’ equity and cash flows of Marigold as of and for each subsequent fiscal quarter ended after the most recent balance sheet described in clause (a) that is ended at least forty-five (45) days before (x) the date of, all initial filings of, and the date of effectiveness of, the Exchange Offer Registration Statement and (y) the Closing Date, and unaudited corresponding financial statements for the same fiscal quarter in the preceding year (which have been reviewed in accordance with SAS 100), and (c) data and other information of Marigold and its Subsidiaries that would be of the type and form that are customarily included in marketing materials for senior secured indebtedness or private placements of high yield securities pursuant to Rule 144A promulgated under the Securities Act, and of the type, form and substance necessary for an investment bank to receive comfort (including “negative assurance” comfort) (including information required by Regulation S-X and Regulation S-K under the Securities Act, which is understood not to include “segment reporting”, consolidating and other financial statements and data that would be required by Rules 3-09, 3-10 and 3-16 of Regulation S-X and Item 402 and Item 404 of Regulation S-K, information regarding executive compensation and related party disclosure or other information customarily excluded from a Rule 144A offering memorandum).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Sharing Agreement” means any agreement between (i) Marigold or a Marigold Subsidiary or Montage or a Montage Subsidiary and (ii) a third party owning or controlling a television broadcast station pursuant to which the Marigold or Montage party provides or receives services or shares assets that are material to the business or operations of such third-party-owned television broadcast station or to any television station owned or controlled by Marigold or a Marigold Subsidiary or by Montage or a Montage Subsidiary.

“Station” means a Montage Station or a Marigold Station.

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“Subsidiary”, when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (i) that is consolidated with such party for financial reporting purposes under GAAP, or (ii) of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Marigold Subsidiary” and “Montage Subsidiary” shall mean any direct or indirect Subsidiary of Marigold or Montage, respectively.

“Taxes” means (i) any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Transaction Document” means this Agreement, the Montage Support Agreements and the Marigold Support Agreements.

Section 9.4     Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Marigold Disclosure Letter and the Montage Disclosure Letter, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

Section 9.5     Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

Section 9.6     Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties hereto, and (except with respect to the Confidentiality Agreement) supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter of this Agreement.

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Section 9.7     Governing Law; Jurisdiction. This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within the State of Delaware, without regard to any applicable conflicts of law principles that would result in the application of the Laws of any other jurisdiction, except to the extent that mandatory provisions of the IBCA or the VSCA govern; provided that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or any dispute arising out of or relating in any way to the Transaction Financing, the Commitment Letter, the performance thereof or the transactions contemplated thereby shall be governed by, and construed in accordance with, the Laws of the State of New York. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.2 shall be deemed effective service of process on such party. Notwithstanding anything herein to the contrary, each party to this Agreement acknowledges and irrevocably agrees that any action or proceeding, whether in contract or tort, at law or in equity or otherwise, against any Financing Source arising out of, or relating to, the transactions contemplated by this Agreement (including the Transaction Financing) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and the appellate courts thereof) and each party to this Agreement submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and agrees not to bring any such action or proceeding in any other court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER IN CONTRACT OR TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING ANY FINANCING SOURCE AND THEIR RESPECTIVE NONPARTY AFFILIATES).

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Section 9.8     Publicity. Montage and Marigold have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement. Neither Montage, nor Marigold, nor any of their respective Persons shall permit any of their Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without consulting with and obtaining the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of (a) Montage, in the case of a proposed announcement or statement by Marigold or (b) Marigold, in the case of a proposed announcement or statement by Montage; provided, however, that (i) any party may, without the prior consent of the other parties (but after prior consultation to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement or filing to the extent required by applicable Law or by the rules and regulations of the NYSE or Governmental Entity to which the relevant party is subject or submits, (ii) any party may, without such consultation or consent, make any statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, in each case so long as such statement and announcements do not contain or disclose any information that has not been made available in previous press releases, public disclosures or public statements made jointly by Montage and Marigold (or, individually if approved by the other), (iii) Marigold need not obtain the consent of Montage in connection with any press release or other public announcement or public statement with respect to any Acquisition Proposal relating to Marigold or any Marigold Adverse Recommendation Change and (iv) Montage need not obtain the consent of Marigold in connection with any press release or other public announcement or public statement with respect to any Acquisition Proposal relating to Montage or any Montage Adverse Recommendation Change.

Section 9.9     Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of Law or otherwise, but except by intestate succession) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement. In addition to the foregoing, the Financing Sources shall be a third party beneficiary of Section 8.4 (Amendment); Section 9.7 (Governing Law; Jurisdiction); Section 9.9 (Assignments; Third Party Beneficiaries) and Section 9.12 (Non-Recourse).

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Section 9.10     Specific Performance. The parties acknowledge and agree that each of the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, each party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (a) enforcement of any provision of this Agreement by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Each of the parties hereby expressly further waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each party agrees that its initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms.

Section 9.11     Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants, and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Second Merger Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Second Merger Effective Time including, for the avoidance of doubt, the covenants contained in Section 6.6.

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Section 9.12     Non-Recourse. Except to the extent otherwise set forth in the other Transaction Documents, all claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of, and any financial adviser, Financing Source or lender to any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the other Transaction Documents), and, to the maximum extent permitted by Law (other than as set forth in the other Transaction Documents), each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Subject to the rights of the parties to the Commitment Letter under the terms thereof, none of the Contracting Parties, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Source, solely in their respective capacities as lenders or arrangers in connection with the Transaction Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any Contracting Party or any related person thereof, in connection with this Agreement or the Transaction Financing, whether at law or equity, in contract, in tort or otherwise. For the avoidance of doubt, subject to the rights of Montage under the Commitment Letter under the terms thereof, none of the Financing Sources, nor or any of the respective Affiliates, directors, officers, employees, agents and representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney or representative of any such Financing Source shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Financing Source or any of their respective Affiliates, directors, officers, employees, agents and representatives or any of their respective past, present or future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys or representatives.

Remainder of Page Intentionally Left Blank

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IN WITNESS WHEREOF, Montage, New Holdco, Merger Sub 1 and Merger Sub 2, and Marigold have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDIA GENERAL, INC.

By:		/s/ Andrew C. Carington
	Name:	Andrew C. Carington
	Title:	Vice President, General Counsel and Secretary

MONTAGE NEW HOLDCO, INC.

By:		/s/ Andrew C. Carington
	Name:	Andrew C. Carington
	Title:	Vice President and Secretary

MONTAGE MERGER SUB 1, INC.

By:		/s/ Andrew C. Carington
	Name:	Andrew C. Carington
	Title:	Vice President and Secretary

MONTAGE MERGER SUB 2, INC.

By:		/s/ Andrew C. Carington
	Name:	Andrew C. Carington
	Title:	Vice President and Secretary

Signature Page to Merger Agreement

MEREDITH CORPORATION

By:	/s/ Joseph H. Ceryanec
Joseph H. Ceryanec
Chief Financial Officer

Signature Page to Merger Agreement

EXHIBIT A

VIRGINIA PLAN OF MERGER

[Attached as Annex E to the accompanying joint proxy statement/prospectus.]

Exhibit A

EXHIBIT B

IOWA PLAN OF MERGER

[Attached as Annex F to the accompanying joint proxy statement/prospectus.]

Exhibit B

EXHIBIT C

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MONTAGE NEW HOLDCO, INC.

[Filed as Exhibit 3.3 to the registration statement related to the accompanying joint proxy statement/prospectus]

Exhibit C

EXHIBIT D

BYLAWS OF

MONTAGE NEW HOLDCO, INC.

[Filed as Exhibit 3.4 to the registration statement related to the accompanying joint proxy statement/prospectus]

 Exhibit D

EXHIBIT E

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A.     The aggregate number of shares which the Corporation shall have the authority to issue, each of which shall have no par value per share, are as follows:

Class	No. of Shares
Voting Common	400,000,000
Non-Voting Common	400,000,000
Preferred	50,000,000

B.     The preferences, limitations, and relative rights of the different classes of shares are as follows:

(1)     Preferred Shares

(a)     The Board of Directors is authorized, without shareholder action, to classify or reclassify any or all of the unissued Preferred Shares from time to time in one or more series and to provide for the designation, preferences, limitations and relative rights of the shares of each series by the adoption of Articles of Amendment to these Articles of Incorporation setting forth:

(i)     The maximum number of shares in the series and the designation of the series, which designation shall distinguish the shares thereof from the shares of any other series or class;

(ii)     Whether shares of the series shall have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law;

(iii)     Whether shares of the series are redeemable or convertible (x) at the option of the Corporation, a shareholder or another person or upon the occurrence of a designated event, (y) for cash, indebtedness, securities or other property, and (z) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(iv)     Any right of holders of shares of the series to distributions, calculated in any manner, including the rate or rates of dividends, and whether dividends shall be cumulative, noncumulative or partially cumulative;

(v)     The amount payable to holders of shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(vi)     Any preference of the shares of the series over the shares of any other series or class with respect to distributions, including dividends, and with respect to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation; and

(vii)     Any other preferences, limitations or specified rights (including a right that no transaction of a specified nature shall be consummated while any shares of such series remain outstanding except upon the assent of all or a specified portion of such shares) now or hereafter permitted by the Virginia Stock Corporation Act (as it exists on the date hereof or as it may be amended from time to time, the “VSCA”).

(b)     Before the issuance of any shares of a series of Preferred Shares, Articles of Amendment establishing such series shall be filed with and made effective by the State Corporation Commission of Virginia, as required by the VSCA.

(c)     Each series of Preferred Shares shall be so designated as to distinguish the shares thereof from the shares of all other series. Different series of Preferred Shares shall not be considered to constitute different voting groups of shares for the purpose of voting by voting groups except as required by the VSCA or as otherwise specified by the Board of Directors with respect to any series at the time of the establishment thereof.

(2)     Common Shares.

(a)     Except as otherwise provided in the Articles of Amendment establishing any series of Preferred Shares, the holders of outstanding Voting Common Shares shall, to the exclusion of the holders of any other class of shares of the Corporation, have the sole power to vote for the election of directors and for all other purposes without limitation. Notwithstanding any provision in the VSCA to the contrary, the holders of the Non-Voting Common Shares shall not have any voting power with respect to the election of directors, the adoption of any amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution or for any other purpose, and shall not have the right to participate in any meeting of shareholders, except as may be required by the VSCA. In the event that the approval of the holders of the Voting Common Shares shall be required by the VSCA for the adoption of an amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes cast in respect thereof by holders of the Voting Common Shares, in lieu of such vote as would otherwise be required by the VSCA, at a meeting at which a quorum of the Voting Common Shares exists.

(b)     Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each Voting Common Share and each Non-Voting Common Share shall rank equally and be identical.

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(3)     Other Rights.

(a)     The holders of the Voting Common Shares and Non-Voting Common Shares shall be treated equally, according to the number of Voting Common Shares or Non-Voting Common Shares they hold, as applicable, in the payment of any share dividend or other distribution of shares, but the holders of the Voting Common Shares shall be issued only Voting Common Shares in respect of their shares of Voting Common Shares in the payment of any such share dividend or distribution, while the holders of the Non-Voting Common Shares shall be issued only Non-Voting Common Shares in respect of their shares of Non-Voting Common Stock in the payment of any such share dividend or other distribution of shares.

(b)     No holder of shares of any class of the Corporation shall, as such holder, have any right to subscribe for or purchase (i) any shares of any class of the Corporation, or any warrants, options or other instruments that shall confer upon the holder thereof the right to subscribe for or purchase or receive from the Corporation any shares of any class, whether or not such shares, warrants, options or other instruments are issued for cash or services or property or by way of dividend or otherwise, or (ii) any other security of the Corporation that shall be convertible into, or exchangeable for, any shares of the Corporation of any class or classes, or to which shall be attached or appurtenant any warrant, option or other instrument that shall confer upon the holder of such security the right to subscribe for or purchase or receive from the Corporation any shares of any class or classes, whether or not such securities are issued for cash or services or property or by way of dividend or otherwise, other than such right, if any, as the Board of Directors, in its sole discretion, may from time to time determine. If the Board of Directors shall offer to the holders of shares of any class of the Corporation, or any of them, any such shares, options, warrants, instruments or other securities of the Corporation, such offer shall not, in any way, constitute a waiver or release of the right of the Board of Directors subsequently to dispose of other securities of the Corporation without offering the same to said holders.

(c)     (i) Subject to Section B(3)(c)(iii) of this Article II and Article III, each Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Non-Voting Common Share; provided, however, that such conversion shall not be permitted if, following and after giving effect to such conversion, no Voting Common Shares would remain issued and outstanding.

(ii)     Subject to Section B(3)(c)(iii) of this Article II and Article III, each Non-Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Voting Common Share.

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(iii)     To effect a conversion of Voting Common Shares or Non-Voting Common Shares permitted by this Section B(3)(c) of this Article II, a holder of Voting Common Shares or Non-Voting Common Shares shall deliver to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, the certificate or certificates representing the Voting Common Shares or Non-Voting Common Shares to be converted, duly endorsed in blank or accompanied by duly executed proper instruments of conversion and transfer, or, in the case of shares held in book-entry form, deliver written notice to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, with a copy to the Secretary of the Corporation at its principal corporate office, stating that such holder elects to convert such shares and stating the name or names of the person or persons in which the shares issued upon such conversion are to be issued (and setting forth the addresses of such persons), together with proper instruments of conversion and transfer in accordance with the procedures of the transfer agent and The Depository Trust Company or any successor depositary (“DTC”), as applicable. Subject to Article III, conversion shall be deemed to have been effected at the time and date when the conversion is reflected in the books of the transfer agent following compliance with the requirements described in the immediately preceding sentence, as applicable, with respect to the shares to be converted, and the person exercising such conversion (or, if the notice specifies another person to whom shares are to be issued upon conversion, such other person) shall be deemed to be the holder of record of the class and number of shares issuable upon such conversion at such time; provided, however, that, if any such conversion should require the prior approval from the Federal Communications Commission or any successor governmental agency (the “FCC”), such approval shall have been received prior to any such conversion; and provided further, that, if, as a result of such requested conversion, the holder seeking conversion or any holder of Voting Common Shares would acquire or be deemed to hold an interest subject to FCC media ownership and qualifications reporting requirements (including without limitation an “attributable interest” in the Corporation within the meaning of Federal Communications Laws (as hereinafter defined)), the conversion shall not become effective until the Corporation shall have requested and received, pursuant to Section B of Article III, information sufficient in the Corporation’s reasonable judgment to determine whether to exercise its rights under Section C of Article III with respect to the conversion and the Corporation in its reasonable judgment shall have determined not to exercise such rights. If a requested conversion would cause any holder other than the converting holder (“Other Holder”) to acquire or be deemed to hold an attributable interest in the Corporation under the Federal Communications Laws, the Corporation shall have the discretion to convert shares of Voting Common Shares held by such Other Holders to Non-Voting Common Shares but only to the extent reasonably necessary to ensure that such Other Holders will remain non-attributable in the Corporation, provided, however, that (1) each such Other Holder will be given prior written notice indicating the number of shares of such Other Holder’s Voting Common Shares that the Corporation proposes to convert to Non-Voting Common Shares, (2) each such Other Holder will be given a reasonable opportunity to make a showing that such Other Holder may hold an attributable interest in the Corporation consistent with the Federal Communications Laws, (3) at the request of any such Other Holder, the proposed conversion to Non-Voting Common Shares shall not be made with respect to such Other Holder if the showing required in the preceding clause (2) is made to the reasonable satisfaction of the Corporation and (4) the Corporation shall have no other authority in the circumstances set forth in this subsection (c) to alter the Voting Common Stock holdings of any such Other Holder without such Other Holder’s prior written consent. As promptly as practicable following any holder’s conversion of Voting Common Shares or Non-Voting Common Shares as aforesaid, the Corporation shall (1) in the case of conversions of certificated Voting Common Shares or Non-Voting Common Shares, issue and deliver to the converting holder, or to such holder’s transferee, as the case may be, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares issuable upon such conversion and if the certificates surrendered by the converting holder evidence more Voting Common Shares or Non-Voting Common Shares than the holder has elected to convert, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares, as applicable, which have not been converted and (2) in the case of conversions of book-entry Voting Common Shares or Non-Voting Common Shares, cause the transfer agent to effect (directly or through DTC) a book-entry deposit of Voting Common Shares or Non-Voting Common Shares issuable upon such conversion to the converting holder, or to such holder’s transferee, as the case may be. Subject to Article III, in the case of certificated Voting Common Shares or Non-Voting Common Shares, after the conversion is reflected in the books of the transfer agent and pending the issuance and delivery of such certificates, the certificate or certificates evidencing the Voting Common Shares or Non-Voting Common Shares that have been surrendered for conversion shall be deemed to evidence the Non-Voting Common Shares or Voting Common Shares, as applicable, issuable upon such conversion. Any dividends declared and not paid on Voting Common Shares or Non-Voting Common Shares prior to their conversion as provided above shall be paid, on the payment date, to the holder or holders entitled thereto on the record date for such dividend payment notwithstanding such conversion, and no holder of Voting Common Shares or Non-Voting Common Shares issued upon a conversion occurring after a record date for a declared and unpaid dividend shall be entitled to receive any payment of such dividend with respect to such Voting Common Shares or Non-Voting Common Shares, as applicable. The Corporation shall at all times reserve and keep available out of its authorized but unissued Voting Common Shares and Non-Voting Common Shares, solely for the purpose of effecting the conversions provided for in this Section B(3)(c) of this Article II, such number of Voting Common Shares and such number of Non-Voting Common Shares, respectively, as shall from time to time be sufficient to effect any conversion provided for in this Section B(3)(c) of this Article II and shall take all such corporate action as may be necessary to assure that such Voting Common Shares and such Non-Voting Common Shares shall be validly issued, fully paid and non-assessable upon such conversion.

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C.     Special Meetings. Special meetings of the shareholders of the Corporation may be called solely by the Chairman of the Board of Directors, the President of the Corporation or the Board of Directors.

D.     Control Share Acquisitions. The provisions of Article 14.1 of the VSCA shall not apply to acquisitions of shares of any class of capital stock of the Corporation.

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ARTICLE III

A.     Restrictions on Stock Ownership or Transfer. As contemplated by this Article III, the Corporation may restrict the ownership, conversion, or proposed ownership, of shares of the Corporation by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership (including due to conversion) of shares of capital stock of any other person, would give rise to an FCC Regulatory Limitation (as hereinafter defined). Ownership, conversion, or proposed ownership shall be deemed to give rise to an “FCC Regulatory Limitation” if it (1) is inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (2) materially limits or impairs or could reasonably be expected to materially limit or impair any existing business activity or proposed business activity of the Corporation or any of its subsidiaries under the Federal Communications Laws, (3) materially limits or impairs under the Federal Communications Laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the Corporation or any of its subsidiaries for which the Corporation or its subsidiary has entered into a definitive agreement with a third party, (4) subjects or could reasonably be expected to subject the Corporation or any of its subsidiaries to any rule, regulation, order or policy under the Federal Communications Laws having or which could reasonably be expected to have a material effect on the Corporation or any subsidiary of the Corporation to which the Corporation or any subsidiary of the Corporation would not be subject but for such ownership, conversion or proposed ownership, or (5) requires prior approval from the FCC and such approval has not been obtained. For purposes of Section B(3)(c)(iii) of Article II and this Article III, the term “Federal Communications Laws” shall mean any law administered or enforced by the FCC, including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and the rules, regulations, orders and policies of the FCC. The Corporation may, but is not required to, take any action permitted under this Article III; and the grant of specific powers to the Corporation under this Article III shall not be deemed to restrict the Corporation from pursuing, alternatively or concurrently, any other remedy or alternative course of action available to the Corporation.

B.     Requests for Information. If the Corporation believes that the ownership or proposed ownership of shares of the Corporation by any person (whether by reason of a change in such person’s ownership, a change in the number of shares outstanding overall or in any class, or for any other reason) may give rise to an FCC Regulatory Limitation or subject the Corporation to FCC reporting requirements, such person shall furnish promptly to the Corporation such information (including, without limitation, information with respect to its citizenship, ownership structure, and other ownership interests and affiliations) as the Corporation shall reasonably request.

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C.     Denial of Rights, Refusal to Transfer. (1) If (a) any person from whom information is requested pursuant to Section B of this Article III does not provide all the information requested by the Corporation completely and accurately in a timely manner or (b) the Corporation shall conclude that a person’s ownership, conversion, or proposed ownership of, or that a person’s exercise of any rights of ownership with respect to, shares of the Corporation, either alone or in combination with other existing or proposed ownership of shares of any other person, would give rise to an FCC Regulatory Limitation, then in the case of either clause (a) or any provision of clause (b) of this Section C(1), the Corporation may (A) refuse to permit the transfer to such proposed share owner or conversion by such person of shares of the Corporation, (B) suspend those rights of share ownership the exercise of which causes or could cause any situation described in any provision of clause (b) of this Section C(1) to occur, (C) require the conversion of any or all shares held by such holder into shares of any other class of shares in the Corporation with equivalent economic value (it being understood that for such purposes a Voting Common Share and a Non-Voting Common Share are deemed to have an equivalent economic value), (D) require the exchange of any or all shares held by such holder for warrants to acquire, at a nominal exercise price, the same number and class of shares of the Corporation, (E) condition the acquisition (including due to conversion) of such shares on the prior consent of the FCC, to the extent such consent is required, (F) to the extent that the remedies in the foregoing clauses (A) through (E) are not reasonably feasible, redeem any or all such shares of the Corporation held by such holder in accordance with the terms and conditions set forth in Section C(2) of this Article III, and/or (G) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation described in clause (a) or in any provision of clause (b) of this Section C(1); provided, however, that to the extent reasonably feasible without materially adversely affecting the ability of the Corporation to prevent or cure the situation described in clause (a) and/or (b) of this Section C(1), the Corporation shall use its good faith efforts (x) to cause any of the remedies listed in the preceding clauses (A) through (G) to be imposed in a substantially similar manner when imposed on similarly situated persons or stockholders at substantially the same time and (y) to minimize the impact of the exercise of any such remedy on the interests in the Corporation of the subject holders or persons or other shareholders of the Corporation or other persons with an interest in the Corporation, subject in all cases to the primary goal of preventing or curing any situation described in clause (a) or any provision of clause (b) of this Section C(1); provided, further, that in the circumstances set forth in Section B(3)(c)(iii) of Article II, the only remedy available to the Corporation with respect to Other Holders will be the remedy set forth therein. Any such refusal of transfer or suspension of rights pursuant to clause (A) or (B) of the immediately preceding sentence shall remain in effect until the requested information has been received and the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in any of the situations described in clause (b) of this Section C(1).

(2)     Without limiting the foregoing, the terms and conditions of redemption pursuant to Section C (1)(F) of this Article III shall be as follows:

(a)     the redemption price of any shares of the Corporation to be redeemed pursuant to Section C(1)(F) of this Article III shall be equal to the Fair Market Value (as hereinafter defined) of such shares;

(b)     the redemption price of such shares will be paid in cash;

(c)     if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors in good faith, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors in good faith;

(d)     at least 15 days’ prior written notice of the Redemption Date (as hereinafter defined) shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date shall be the date on which written notice shall be given to record holders if the cash necessary to effect the redemption shall have been indefeasibly deposited in trust for the benefit of such record holders and is then subject to immediate payment to them upon surrender of the share certificates or compliance with DTC policies and procedures for the redemption of book-entry securities for their redeemed shares;

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(e)     from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on shares (including declared and unpaid dividends) of the same class or series as such shares), shall cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash payable upon redemption; and

(f)     such other terms and conditions as the Board of Directors shall determine in good faith.

(3)     For purposes of this Section C:

(a)     “Fair Market Value” shall mean, with respect to a share of the Corporation of any class or series, the volume weighted average sales price for such a share on the national securities exchange (if any) on which such capital stock is then listed during the 20 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III; provided, however, that if such shares are not traded on any national securities exchange, Fair Market Value shall mean the average of the reported bid and asked prices in any over-the-counter quotation system selected by the Corporation during the 20 most recent days during which such shares were traded immediately preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III, or if trading of such shares is not reported in any over-the-counter quotation system, Fair Market Value shall be determined by the Board of Directors in good faith. Notwithstanding the foregoing, a Non-Voting Common Share shall be deemed to have a Fair Market Value equal to the Fair Market Value of a Voting Common Share determined in accordance with the foregoing sentence.

(b)     “person” shall mean an individual, a corporation, a general or limited partnership, an association, a limited liability company, a governmental entity, a trust or other entity or organization.

(c)     “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of the Corporation pursuant to or on the date specified in Section C(2)(d) of this Article III, as the case may be.

(4)     The Corporation shall instruct the Corporation’s transfer agent that the shares of the Corporation are subject to the restrictions set forth in this Article III and such restrictions shall be noted conspicuously on the certificate or certificates representing such shares or, in the case of uncertificated securities, contained in the notice or notices sent as required by law or pursuant to the policies and procedures of DTC in the case of book-entry securities.

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D.     Authority of Board of Directors. In the case of an ambiguity in the application of any of the provisions of Section B(3)(c)(iii) of Article II or this Article III, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event Section B(3)(c)(iii) of Article II or this Article III permits any action by the Corporation but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine whether to take any action and the action to be taken (if any) so long as such action is not contrary to the provisions of Section B(3)(c)(iii) of Article II or this Article III. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation and all other persons for all other purposes of Section B(3)(c)(iii) of Article II and this Article III. The Board of Directors may delegate all or any portion of its powers under Section B(3)(c)(iii) of Article II and this Article III to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by the VSCA, may exercise the authority granted by Section B(3)(c)(iii) of Article II and this Article III through duly authorized officers or agents of the Corporation. Nothing in Section B(3)(c)(iii) of Article II or this Article III shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under the VSCA.

E.     Reliance. To the fullest extent permitted by the VSCA, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon any information provided by any person pursuant to Section B(3)(c)(iii) of Article II or this Article III (including, without limitation, Section B of this Article III) and the information, opinions, reports or statements prepared or presented by (1) one or more officers or employees of the Corporation whom the Director believes, in good faith, to be reliable and competent in the matters presented, (2) legal counsel, public accountants, or other persons as to matters the Director believes, in good faith, are within the person's professional or expert competence, or (3) a committee of the Board of Directors of which he is not a member if the Director believes, in good faith, that the committee merits confidence. The members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any shares of the Corporation owned by any holder, the Corporation is entitled to rely on the existence or absence of filings of Schedule 13D or 13G or Form 13F under the Securities Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of shares of the Corporation.

F.     Severability. If any provision of Section B(3)(c)(iii) of Article II or this Article III or the application of any such provision to any person under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of Section B(3)(c)(iii) of Article II or this Article III or the application of such provision to any other person.

ARTICLE IV

A.     Every reference in this Article IV to a Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who served at the request of the Corporation or one of its subsidiaries as a Director, Officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and, in all of such cases, his or her heirs, executors and administrators. In addition, in this Article IV, the terms “applicant”, “expenses”, “liability”, “party”, and “proceeding” shall have the respective meanings set forth in Section 13.1-696 of the VSCA.

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B.     In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no Director or Officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article IV, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

C.     The Corporation shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he or she is or was a Director or Officer of the Corporation, or (b) any Director or Officer who is or was serving at the request of the Corporation as a Director, trustee, partner or Officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or Officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

D.     The provisions of this Article IV shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article IV shall have any effect on the rights provided under this Article IV with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to provide any indemnity under this Article IV and shall promptly pay or reimburse all reasonable expenses, including attorneys’ fees, incurred by any such Director or Officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

E.     The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in Section B or C of this Article IV.

F.     Any indemnification under Section C of this Article IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section C of this Article IV.

The determination shall be made:

(1)     if there are two or more disinterested directors, by the Board of Directors by a majority vote of disinterested directors, a majority of whom shall constitute a quorum, or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

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(2)     by special legal counsel:

(a)     selected by the Board of Directors or its committee in the manner prescribed in Section F(1) of this Article IV; or

(b)     if there are fewer than two disinterested directors, selected by the Board of Directors, in which selection Directors who do not qualify as disinterested directors may participate; or

(3)     by the shareholders, but shares owned by or voted under the control of a Director who at the time does not qualify as a disinterested director may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under Section F(2) of this Article IV to select counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article IV shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel. If the nominees are unable to agree upon such special legal counsel, such special legal counsel shall be selected upon application to a court of competent jurisdiction.

G.     (1) The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under Section C of this Article IV if the applicant furnishes the Corporation:

(a)     a written statement of his or her good faith belief that he or she has met the standard of conduct described in Section C of this Article IV; and

(b)     a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct.

(2)     The undertaking required by Section G(1)(b) of this Article IV shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

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(3)     Authorizations of payments under this section shall be made by the persons specified in Section F of this Article IV.

H.     The Corporation may indemnify or contract to indemnify any person not specified in Section B or C of this Article IV who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in Section C of this Article IV.

I.     The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article IV and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his or her status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article IV.

J.     The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article IV on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article IV. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the Directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article IV or applicable laws of the Commonwealth of Virginia.

K.     Each provision of this Article IV shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

ARTICLE V

The Corporation shall have all of the powers of a corporation incorporated under the laws of the Commonwealth of Virginia.

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ANNEX B

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

~~MEDIA GENERAL~~MONTAGE NEW HOLDCO, INC.

ARTICLE I

The name of the Corporation is ~~MEDIA GENERAL~~MONTAGE NEW HOLDCO, INC.

ARTICLE II

A.          The aggregate number of shares which the Corporation shall have the authority to issue, each of which shall have no par value per share, are as follows:

Class	No. of Shares
Voting Common	400,000,000
Non-Voting Common	400,000,000
Preferred	50,000,000

B.          The preferences, limitations, and relative rights of the different classes of shares are as follows:

(1)          Preferred Shares

(a)          The Board of Directors is authorized, without shareholder action, to classify or reclassify any or all of the unissued Preferred Shares from time to time in one or more series and to provide for the designation, preferences, limitations and relative rights of the shares of each series by the adoption of Articles of Amendment to these Articles of Incorporation setting forth:

(i)          The maximum number of shares in the series and the designation of the series, which designation shall distinguish the shares thereof from the shares of any other series or class;

(ii)          Whether shares of the series shall have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law;

(iii)          Whether shares of the series are redeemable or convertible (x) at the option of the Corporation, a shareholder or another person or upon the occurrence of a designated event, (y) for cash, indebtedness, securities or other property, and (z) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(iv)          Any right of holders of shares of the series to distributions, calculated in any manner, including the rate or rates of dividends, and whether dividends shall be cumulative, noncumulative or partially cumulative;

(v)          The amount payable to holders of shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(vi)          Any preference of the shares of the series over the shares of any other series or class with respect to distributions, including dividends, and with respect to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation; and

(vii)          Any other preferences, limitations or specified rights (including a right that no transaction of a specified nature shall be consummated while any shares of such series remain outstanding except upon the assent of all or a specified portion of such shares) now or hereafter permitted by the Virginia Stock Corporation Act (as it exists on the date hereof or as it may be amended from time to time, the “VSCA”).

(b)          Before the issuance of any shares of a series of Preferred Shares, Articles of Amendment establishing such series shall be filed with and made effective by the State Corporation Commission of Virginia, as required by the VSCA.

(c)          Each series of Preferred Shares shall be so designated as to distinguish the shares thereof from the shares of all other series. Different series of Preferred Shares shall not be considered to constitute different voting groups of shares for the purpose of voting by voting groups except as required by the VSCA or as otherwise specified by the Board of Directors with respect to any series at the time of the establishment thereof.

(2)          Common Shares.

(a)          Except as otherwise provided in the Articles of Amendment establishing any series of Preferred Shares, the holders of outstanding Voting Common Shares shall, to the exclusion of the holders of any other class of shares of the Corporation, have the sole power to vote for the election of directors and for all other purposes without limitation. Notwithstanding any provision in the VSCA to the contrary, the holders of the Non-Voting Common Shares shall not have any voting power with respect to the election of directors, the adoption of any amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution or for any other purpose, and shall not have the right to participate in any meeting of shareholders, except as may be required by the VSCA. In the event that the approval of the holders of the Voting Common Shares shall be required by the VSCA for the adoption of an amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes cast in respect thereof by holders of the Voting Common Shares, in lieu of such vote as would otherwise be required by the VSCA, at a meeting at which a quorum of the Voting Common Shares exists.

(b)          Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each Voting Common Share and each Non-Voting Common Share shall rank equally and be identical.

(3)          Other Rights.

(a)          The holders of the Voting Common Shares and Non-Voting Common Shares shall be treated equally, according to the number of Voting Common Shares or Non-Voting Common Shares they hold, as applicable, in the payment of any share dividend or other distribution of shares, but the holders of the Voting Common Shares shall be issued only Voting Common Shares in respect of their shares of Voting Common Shares in the payment of any such share dividend or distribution, while the holders of the Non-Voting Common Shares shall be issued only Non-Voting Common Shares in respect of their shares of Non-Voting Common Stock in the payment of any such share dividend or other distribution of shares.

(b)          No holder of shares of any class of the Corporation shall, as such holder, have any right to subscribe for or purchase (i) any shares of any class of the Corporation, or any warrants, options or other instruments that shall confer upon the holder thereof the right to subscribe for or purchase or receive from the Corporation any shares of any class, whether or not such shares, warrants, options or other instruments are issued for cash or services or property or by way of dividend or otherwise, or (ii) any other security of the Corporation that shall be convertible into, or exchangeable for, any shares of the Corporation of any class or classes, or to which shall be attached or appurtenant any warrant, option or other instrument that shall confer upon the holder of such security the right to subscribe for or purchase or receive from the Corporation any shares of any class or classes, whether or not such securities are issued for cash or services or property or by way of dividend or otherwise, other than such right, if any, as the Board of Directors, in its sole discretion, may from time to time determine. If the Board of Directors shall offer to the holders of shares of any class of the Corporation, or any of them, any such shares, options, warrants, instruments or other securities of the Corporation, such offer shall not, in any way, constitute a waiver or release of the right of the Board of Directors subsequently to dispose of other securities of the Corporation without offering the same to said holders.

(c)          (i) Subject to Section B(3)(c)(iii) of this Article II and Article III, each Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Non-Voting Common Share; provided, however, that such conversion shall not be permitted if, following and after giving effect to such conversion, no Voting Common Shares would remain issued and outstanding.

(ii)          Subject to Section B(3)(c)(iii) of this Article II and Article III, each Non-Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Voting Common Share.

(iii)          To effect a conversion of Voting Common Shares or Non-Voting Common Shares permitted by this Section B(3)(c) of this Article II, a holder of Voting Common Shares or Non-Voting Common Shares shall deliver to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, the certificate or certificates representing the Voting Common Shares or Non-Voting Common Shares to be converted, duly endorsed in blank or accompanied by duly executed proper instruments of conversion and transfer, or, in the case of shares held in book-entry form, deliver written notice to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, with a copy to the Secretary of the Corporation at its principal corporate office, stating that such holder elects to convert such shares and stating the name or names of the person or persons in which the shares issued upon such conversion are to be issued (and setting forth the addresses of such persons), together with proper instruments of conversion and transfer in accordance with the procedures of the transfer agent and The Depository Trust Company or any successor depositary (“DTC”), as applicable. Subject to Article III, conversion shall be deemed to have been effected at the time and date when the conversion is reflected in the books of the transfer agent following compliance with the requirements described in the immediately preceding sentence, as applicable, with respect to the shares to be converted, and the person exercising such conversion (or, if the notice specifies another person to whom shares are to be issued upon conversion, such other person) shall be deemed to be the holder of record of the class and number of shares issuable upon such conversion at such time; provided, however, that, if any such conversion should require the prior approval from the Federal Communications Commission or any successor governmental agency (the “FCC”), such approval shall have been received prior to any such conversion; and provided further, that, if, as a result of such requested conversion, the holder seeking conversion or any holder of Voting Common Shares would acquire or be deemed to hold an interest subject to FCC media ownership and qualifications reporting requirements (including without limitation an “attributable interest” in the Corporation within the meaning of Federal Communications Laws (as hereinafter defined)), the conversion shall not become effective until the Corporation shall have requested and received, pursuant to Section B of Article III, information sufficient in the Corporation’s reasonable judgment to determine whether to exercise its rights under Section C of Article III with respect to the conversion and the Corporation in its reasonable judgment shall have determined not to exercise such rights. If a requested conversion would cause any holder other than the converting holder (“Other Holder”) to acquire or be deemed to hold an attributable interest in the Corporation under the Federal Communications Laws, the Corporation shall have the discretion to convert shares of Voting Common Shares held by such Other Holders to Non-Voting Common Shares but only to the extent reasonably necessary to ensure that such Other Holders will remain non-attributable in the Corporation, provided, however, that (1) each such Other Holder will be given prior written notice indicating the number of shares of such Other Holder’s Voting Common Shares that the Corporation proposes to convert to Non-Voting Common Shares, (2) each such Other Holder will be given a reasonable opportunity to make a showing that such Other Holder may hold an attributable interest in the Corporation consistent with the Federal Communications Laws, (3) at the request of any such Other Holder, the proposed conversion to Non-Voting Common Shares shall not be made with respect to such Other Holder if the showing required in the preceding clause (2) is made to the reasonable satisfaction of the Corporation and (4) the Corporation shall have no other authority in the circumstances set forth in this subsection (c) to alter the Voting Common Stock holdings of any such Other Holder without such Other Holder’s prior written consent. As promptly as practicable following any holder’s conversion of Voting Common Shares or Non-Voting Common Shares as aforesaid, the Corporation shall (1) in the case of conversions of certificated Voting Common Shares or Non-Voting Common Shares, issue and deliver to the converting holder, or to such holder’s transferee, as the case may be, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares issuable upon such conversion and if the certificates surrendered by the converting holder evidence more Voting Common Shares or Non-Voting Common Shares than the holder has elected to convert, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares, as applicable, which have not been converted and (2) in the case of conversions of book-entry Voting Common Shares or Non-Voting Common Shares, cause the transfer agent to effect (directly or through DTC) a book-entry deposit of Voting Common Shares or Non-Voting Common Shares issuable upon such conversion to the converting holder, or to such holder’s transferee, as the case may be. Subject to Article III, in the case of certificated Voting Common Shares or Non-Voting Common Shares, after the conversion is reflected in the books of the transfer agent and pending the issuance and delivery of such certificates, the certificate or certificates evidencing the Voting Common Shares or Non-Voting Common Shares that have been surrendered for conversion shall be deemed to evidence the Non-Voting Common Shares or Voting Common Shares, as applicable, issuable upon such conversion. Any dividends declared and not paid on Voting Common Shares or Non-Voting Common Shares prior to their conversion as provided above shall be paid, on the payment date, to the holder or holders entitled thereto on the record date for such dividend payment notwithstanding such conversion, and no holder of Voting Common Shares or Non-Voting Common Shares issued upon a conversion occurring after a record date for a declared and unpaid dividend shall be entitled to receive any payment of such dividend with respect to such Voting Common Shares or Non-Voting Common Shares, as applicable. The Corporation shall at all times reserve and keep available out of its authorized but unissued Voting Common Shares and Non-Voting Common Shares, solely for the purpose of effecting the conversions provided for in this Section B(3)(c) of this Article II, such number of Voting Common Shares and such number of Non-Voting Common Shares, respectively, as shall from time to time be sufficient to effect any conversion provided for in this Section B(3)(c) of this Article II and shall take all such corporate action as may be necessary to assure that such Voting Common Shares and such Non-Voting Common Shares shall be validly issued, fully paid and non-assessable upon such conversion.

C.          Special Meetings. Special meetings of the shareholders of the Corporation may be called solely by the Chairman of the Board of Directors, the President of the Corporation or the Board of Directors.

D.          Control Share Acquisitions. The provisions of Article 14.1 of the VSCA shall not apply to acquisitions of shares of any class of capital stock of the Corporation.

ARTICLE III

A.          Restrictions on Stock Ownership or Transfer. As contemplated by this Article III, the Corporation may restrict the ownership, conversion, or proposed ownership, of shares of the Corporation by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership (including due to conversion) of shares of capital stock of any other person, would give rise to an FCC Regulatory Limitation (as hereinafter defined). Ownership, conversion, or proposed ownership shall be deemed to give rise to an “FCC Regulatory Limitation” if it (1) is inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (2) materially limits or impairs or could reasonably be expected to materially limit or impair any existing business activity or proposed business activity of the Corporation or any of its subsidiaries under the Federal Communications Laws, (3) materially limits or impairs under the Federal Communications Laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the Corporation or any of its subsidiaries for which the Corporation or its subsidiary has entered into a definitive agreement with a third party, (4) subjects or could reasonably be expected to subject the Corporation or any of its subsidiaries to any rule, regulation, order or policy under the Federal Communications Laws having or which could reasonably be expected to have a material effect on the Corporation or any subsidiary of the Corporation to which the Corporation or any subsidiary of the Corporation would not be subject but for such ownership, conversion or proposed ownership, or (5) requires prior approval from the FCC and such approval has not been obtained. For purposes of Section B(3)(c)(iii) of Article II and this Article III, the term “Federal Communications Laws” shall mean any law administered or enforced by the FCC, including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and the rules, regulations, orders and policies of the FCC. The Corporation may, but is not required to, take any action permitted under this Article III; and the grant of specific powers to the Corporation under this Article III shall not be deemed to restrict the Corporation from pursuing, alternatively or concurrently, any other remedy or alternative course of action available to the Corporation.

B.          Requests for Information. If the Corporation believes that the ownership or proposed ownership of shares of the Corporation by any person (whether by reason of a change in such person’s ownership, a change in the number of shares outstanding overall or in any class, or for any other reason) may give rise to an FCC Regulatory Limitation or subject the Corporation to FCC reporting requirements, such person shall furnish promptly to the Corporation such information (including, without limitation, information with respect to its citizenship, ownership structure, and other ownership interests and affiliations) as the Corporation shall reasonably request.

C.          Denial of Rights, Refusal to Transfer. (1) If (a) any person from whom information is requested pursuant to Section B of this Article III does not provide all the information requested by the Corporation completely and accurately in a timely manner or (b) the Corporation shall conclude that a person’s ownership, conversion, or proposed ownership of, or that a person’s exercise of any rights of ownership with respect to, shares of the Corporation, either alone or in combination with other existing or proposed ownership of shares of any other person, would give rise to an FCC Regulatory Limitation, then in the case of either clause (a) or any provision of clause (b) of this Section C(1), the Corporation may (A) refuse to permit the transfer to such proposed share owner or conversion by such person of shares of the Corporation, (B) suspend those rights of share ownership the exercise of which causes or could cause any situation described in any provision of clause (b) of this Section C(1) to occur, (C) require the conversion of any or all shares held by such holder into shares of any other class of shares in the Corporation with equivalent economic value (it being understood that for such purposes a Voting Common Share and a Non-Voting Common Share are deemed to have an equivalent economic value), (D) require the exchange of any or all shares held by such holder for warrants to acquire, at a nominal exercise price, the same number and class of shares of the Corporation, (E) condition the acquisition (including due to conversion) of such shares on the prior consent of the FCC, to the extent such consent is required, (F) to the extent that the remedies in the foregoing clauses (A) through (E) are not reasonably feasible, redeem any or all such shares of the Corporation held by such holder in accordance with the terms and conditions set forth in Section C(2) of this Article III, and/or (G) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation described in clause (a) or in any provision of clause (b) of this Section C(1); provided, however, that to the extent reasonably feasible without materially adversely affecting the ability of the Corporation to prevent or cure the situation described in clause (a) and/or (b) of this Section C(1), the Corporation shall use its good faith efforts (x) to cause any of the remedies listed in the preceding clauses (A) through (G) to be imposed in a substantially similar manner when imposed on similarly situated persons or stockholders at substantially the same time and (y) to minimize the impact of the exercise of any such remedy on the interests in the Corporation of the subject holders or persons or other shareholders of the Corporation or other persons with an interest in the Corporation, subject in all cases to the primary goal of preventing or curing any situation described in clause (a) or any provision of clause (b) of this Section C(1); provided, further, that in the circumstances set forth in Section B(3)(c)(iii) of Article II, the only remedy available to the Corporation with respect to Other Holders will be the remedy set forth therein. Any such refusal of transfer or suspension of rights pursuant to clause (A) or (B) of the immediately preceding sentence shall remain in effect until the requested information has been received and the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in any of the situations described in clause (b) of this Section C(1).

(2)          Without limiting the foregoing, the terms and conditions of redemption pursuant to Section C (1)(F) of this Article III shall be as follows:

(a)          the redemption price of any shares of the Corporation to be redeemed pursuant to Section C(1)(F) of this Article III shall be equal to the Fair Market Value (as hereinafter defined) of such shares;

(b)          the redemption price of such shares will be paid in cash;

(c)          if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors in good faith, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors in good faith;

(d)          at least 15 days’ prior written notice of the Redemption Date (as hereinafter defined) shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date shall be the date on which written notice shall be given to record holders if the cash necessary to effect the redemption shall have been indefeasibly deposited in trust for the benefit of such record holders and is then subject to immediate payment to them upon surrender of the share certificates or compliance with DTC policies and procedures for the redemption of book-entry securities for their redeemed shares;

(e)          from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on shares (including declared and unpaid dividends) of the same class or series as such shares), shall cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash payable upon redemption; and

(f)          such other terms and conditions as the Board of Directors shall determine in good faith.

(3)          For purposes of this Section C:

(a)          “Fair Market Value” shall mean, with respect to a share of the Corporation of any class or series, the volume weighted average sales price for such a share on the national securities exchange (if any) on which such capital stock is then listed during the 20 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III; provided, however, that if such shares are not traded on any national securities exchange, Fair Market Value shall mean the average of the reported bid and asked prices in any over-the-counter quotation system selected by the Corporation during the 20 most recent days during which such shares were traded immediately preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III, or if trading of such shares is not reported in any over-the-counter quotation system, Fair Market Value shall be determined by the Board of Directors in good faith. Notwithstanding the foregoing, a Non-Voting Common Share shall be deemed to have a Fair Market Value equal to the Fair Market Value of a Voting Common Share determined in accordance with the foregoing sentence.

(b)          “person” shall mean an individual, a corporation, a general or limited partnership, an association, a limited liability company, a governmental entity, a trust or other entity or organization.

(c)          “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of the Corporation pursuant to or on the date specified in Section C(2)(d) of this Article III, as the case may be.

(4)          The Corporation shall instruct the Corporation’s transfer agent that the shares of the Corporation are subject to the restrictions set forth in this Article III and such restrictions shall be noted conspicuously on the certificate or certificates representing such shares or, in the case of uncertificated securities, contained in the notice or notices sent as required by law or pursuant to the policies and procedures of DTC in the case of book-entry securities.

D.          Authority of Board of Directors. In the case of an ambiguity in the application of any of the provisions of Section B(3)(c)(iii) of Article II or this Article III, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event Section B(3)(c)(iii) of Article II or this Article III permits any action by the Corporation but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine whether to take any action and the action to be taken (if any) so long as such action is not contrary to the provisions of Section B(3)(c)(iii) of Article II or this Article III. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation and all other persons for all other purposes of Section B(3)(c)(iii) of Article II and this Article III. The Board of Directors may delegate all or any portion of its powers under Section B(3)(c)(iii) of Article II and this Article III to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by the VSCA, may exercise the authority granted by Section B(3)(c)(iii) of Article II and this Article III through duly authorized officers or agents of the Corporation. Nothing in Section B(3)(c)(iii) of Article II or this Article III shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under the VSCA.

E.          Reliance. To the fullest extent permitted by the VSCA, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon any information provided by any person pursuant to Section B(3)(c)(iii) of Article II or this Article III (including, without limitation, Section B of this Article III) and the information, opinions, reports or statements prepared or presented by (1) one or more officers or employees of the Corporation whom the Director believes, in good faith, to be reliable and competent in the matters presented, (2) legal counsel, public accountants, or other persons as to matters the Director believes, in good faith, are within the person's professional or expert competence, or (3) a committee of the Board of Directors of which he is not a member if the Director believes, in good faith, that the committee merits confidence. The members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any shares of the Corporation owned by any holder, the Corporation is entitled to rely on the existence or absence of filings of Schedule 13D or 13G or Form 13F under the Securities Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of shares of the Corporation.

F.          Severability. If any provision of Section B(3)(c)(iii) of Article II or this Article III or the application of any such provision to any person under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of Section B(3)(c)(iii) of Article II or this Article III or the application of such provision to any other person.

ARTICLE IV

A.     ~~Chief Executive Officer. During the three (3) year period (the “Post-Merger Period”) beginning at the Second Merger Effective Time, the Chief Executive Officer shall be the most senior officer of the Corporation and shall also hold the title of President. Effective as of the Second Merger Effective Time, the Chief Executive Officer and President shall be Vincent L. Sadusky unless another person is selected prior to the Second Merger Effective Time pursuant to Section 1.4(e) of the Merger Agreement (the “Post-Merger CEO”). For so long as Vincent L. Sadusky is the Post-Merger CEO during the Post-Merger Period, he shall not be removed from office without Cause and his employment in such capacity shall not be terminated without Cause except, in either case, as follows:~~

~~1. by a vote of a majority of the Directors then serving on the Board of Directors that includes the affirmative vote of at least one Lares Designee; or~~

~~2. if there is no Lares Designee on the Board of Directors at such time, by the vote of at least two-thirds (2/3) of the Directors then serving on the Board of Directors.~~

~~B. Definitions. For purposes of this Article IV and Article VI:~~

~~(1) “Cause” shall mean “Cause” as that term is defined in Section 8(a) of that certain Employment Agreement, entered into on March 21, 2014, by and among Media General, Inc., a Virginia corporation, LIN Media LLC, a Delaware limited liability company, LIN Television Corporation, a Delaware corporation and Vincent L. Sadusky.~~

~~(2) “Merger Agreement” means the Agreement and Plan of Merger, dated as of March 21, 2014, by and between Media General, Inc., Mercury New Holdco, Inc., Mercury Merger Sub 1, Inc., Mercury Merger Sub 2, LLC and LIN Media LLC.~~

~~(3) “Second Merger Effective Time” has the meaning given to such term in the Merger Agreement.~~

~~(4) “Lares Designee” means (a) a Director designated as a Lares Designee pursuant to Section 1.4(a) of the Merger Agreement (an “Initial Lares Designee”), (b) any Director who fills a vacancy created by the death, resignation, removal, or failure to be elected by the shareholders of an Initial Lares Designee and who was designated in writing as a Lares Designee by the Lares Designees in office at the time such vacancy is filled, and (c) any Director who fills a vacancy created by the death, resignation, removal, or failure to be elected by the shareholders of a Lares Designee, who became such in accordance with clause (b), and who was designated in writing as a Lares Designee by the Lares Designees in office at the time such vacancy is filled.~~

~~ARTICLE V~~

~~A.~~      Every reference in this Article ~~V~~IV to a Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who served at the request of the Corporation or one of its subsidiaries as a Director, Officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and, in all of such cases, his or her heirs, executors and administrators. In addition, in this Article ~~V~~IV, the terms “applicant”, “expenses”, “liability”, “party”, and “proceeding” shall have the respective meanings set forth in Section 13.1-696 of the VSCA.

B.          In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no Director or Officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article ~~V~~IV, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

C.          The Corporation shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he or she is or was a Director or Officer of the Corporation, or (b) any Director or Officer who is or was serving at the request of the Corporation as a Director, trustee, partner or Officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or Officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

D.          The provisions of this Article ~~V~~IV shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article ~~V~~IV shall have any effect on the rights provided under this Article ~~V~~IV with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to provide any indemnity under this Article ~~V~~IV and shall promptly pay or reimburse all reasonable expenses, including attorneys’ fees, incurred by any such Director or Officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

E.          The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in Section B or C of this Article ~~V~~IV.

F.          Any indemnification under Section C of this Article ~~V~~IV (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section C of this Article ~~V~~IV.

The determination shall be made:

(1)          if there are two or more disinterested directors, by the Board of Directors by a majority vote of disinterested directors, a majority of whom shall constitute a quorum, or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

(2)          by special legal counsel:

(a)          selected by the Board of Directors or its committee in the manner prescribed in Section F(1) of this Article ~~V~~IV; or

(b)          if there are fewer than two disinterested directors, selected by the Board of Directors, in which selection Directors who do not qualify as disinterested directors may participate; or

(3)          by the shareholders, but shares owned by or voted under the control of a Director who at the time does not qualify as a disinterested director may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under Section F(2) of this Article ~~V~~IV to select counsel.

Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article ~~V~~IV shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel. If the nominees are unable to agree upon such special legal counsel, such special legal counsel shall be selected upon application to a court of competent jurisdiction.

G.          (1) The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under Section C of this Article ~~V~~IV if the applicant furnishes the Corporation:

(a)          a written statement of his or her good faith belief that he or she has met the standard of conduct described in Section C of this Article ~~V~~IV; and

(b)          a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct.

(2)          The undertaking required by Section G(1)(b) of this Article ~~V~~IV shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

(3)          Authorizations of payments under this section shall be made by the persons specified in Section F of this Article ~~V~~IV.

H.          The Corporation may indemnify or contract to indemnify any person not specified in Section B or C of this Article ~~V~~IV who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in Section C of this Article ~~V~~IV.

I.          The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article ~~V~~IV and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his or her status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article ~~V~~IV.

J.          The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article ~~V~~IV on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article ~~V~~IV. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the Directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article ~~V~~IV or applicable laws of the Commonwealth of Virginia.

K.          Each provision of this Article VIV shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

ARTICLE ~~VI~~V

The Corporation shall have all of the powers of a corporation incorporated under the laws of the Commonwealth of Virginia~~, except that the Corporation’s power to remove or terminate the employment of Vincent L. Sadusky without Cause during the Post-Merger Period shall be limited as set forth in Article IV.~~

ANNEX C

[LETTERHEAD OF RBC CAPITAL MARKETS, LLC]

September 4, 2015

The Board of Directors

Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Media General, Inc., a Virginia corporation (“Media General”), of the Meredith Merger Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) to be entered into among Media General, Montage New Holdco, Inc., a Virginia corporation and direct wholly owned subsidiary of Media General (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and direct wholly owned subsidiary of New Holdco (“Merger Sub 1”), Montage Merger Sub 2, Inc., an Iowa corporation and direct wholly owned subsidiary of New Holdco (“Merger Sub 2”), and Meredith Corporation, an Iowa corporation (“Meredith”). As more fully described in the Agreement, Media General and Meredith will effect a business combination (the “Transaction”) in which Merger Sub 1 will be merged with and into Media General (the “First Merger”) and Merger Sub 2 will be merged with and into Meredith (the “Second Merger”). The Agreement provides that, pursuant to the First Merger, each outstanding share of the voting common stock, no par value, of Media General (“Media General Voting Common Stock”) and each outstanding share of the non-voting common stock, no par value, of Media General (“Media General Non-Voting Common Stock” and, together with Media General Voting Common Stock, “Media General Common Stock”) will be converted into the right to receive one share of the voting common stock, no par value, of New Holdco (“New Holdco Voting Common Stock”) and one share of the non-voting common stock, no par value, of New Holdco (“New Holdco Non-Voting Common Stock” and, together with New Holdco Voting Common Stock, “New Holdco Common Stock”), respectively. We understand that the Agreement will further provide that, pursuant to the Second Merger, each outstanding share of the common stock, par value $1.00 per share, of Meredith (“Meredith Common Stock”) and each outstanding share of Class B common stock, par value $1.00 per share, of Meredith (“Meredith Class B Common Stock” and, together with Meredith Common Stock, “Meredith Common Shares”) will be converted into the right to receive $34.57 in cash (the “Cash Consideration”) and 1.5214 shares of New Holdco Voting Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Meredith Merger Consideration”). The terms and conditions of the Transaction and related transactions are set forth more fully in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM or one or more of our affiliates may act as a market maker and broker in the publicly traded securities of Media General, Meredith and/or any other entity that may be involved in the Transaction and related transactions or their respective affiliates and receive customary compensation in connection therewith, and may also actively trade securities of Media General, Meredith and/or any other entity that may be involved in the Transaction and related transactions or their respective affiliates for our or our affiliates’ own account and the accounts of our or our affiliates’ customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities.

The Board of Directors

Media General, Inc.

September 4, 2015

We are acting as financial advisor to Media General in connection with the Transaction and we will receive a fee for our services, a portion of which is payable upon delivery of our opinion and the principal portion of which is contingent upon consummation of the Transaction. Media General also has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses reasonably incurred in connection with our services. We and certain of our affiliates also are acting as joint book-running manager and joint lead arranger for the financing contemplated to be undertaken in connection with the Transaction, for which services we and our affiliates will receive customary compensation. RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Media General unrelated to the Transaction, for which services RBCCM and such affiliates have received and may receive customary compensation, including, during the past two years, having acted or acting (i) as financial advisor to Media General in connection with its acquisitions of New Young Broadcasting Holding Co., Inc. in 2013 and LIN Media LLC in 2014 and as joint lead arranger for the related financings for such acquisitions, (ii) as joint book-running manager for certain equity offerings of Media General in May 2014 and April 2015 and (iii) as sole book-running manager for, and as a lender under, certain credit facilities of Media General. Although RBCCM and our affiliates have not provided investment banking and financial advisory services to Meredith during the past two years for which we and our affiliates have received compensation, RBCCM and such affiliates may in the future provide such services for which we and such affiliates would expect to receive compensation.

For the purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of a draft, dated September 1, 2015, of the Agreement, as further described to us by representatives of Media General; (ii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to us from published sources and internal records of Media General; (iii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Meredith made available to us from published sources and internal records of Meredith; (iv) we reviewed financial projections and other estimates and data relating to Media General and Meredith prepared by the managements of Media General and Meredith (as adjusted, in the case of financial projections and estimates relating to Meredith, by the management of Media General), including estimates regarding certain tax benefits resulting from prior acquisitions and potential tax savings expected to result from the utilization of net operating loss carryforwards of Media General and Meredith (collectively, “Tax Attributes”); (v) we conducted discussions with members of the senior managements of Media General and Meredith with respect to the respective businesses, prospects and financial outlook of Media General and Meredith as well as the strategic rationale and potential cost savings, revenue enhancements and other benefits expected by the managements of Media General and Meredith to be realized in the Transaction (collectively, the “Synergies”); (vi) we reviewed the reported prices and trading activity for Media General Common Stock and Meredith Common Shares; (vii) we compared certain financial metrics of Media General and Meredith with those of selected publicly traded companies; (viii) we compared certain financial terms of the Transaction with those of selected precedent transactions; (ix) we reviewed the potential pro forma financial impact of the Transaction on the future financial performance of New Holdco relative to Media General on a standalone basis after taking into account potential Tax Attributes and Synergies; and (x) we considered other information and performed other studies and analyses as we deemed appropriate.

The Board of Directors

Media General, Inc.

September 4, 2015

In arriving at our opinion, we employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion we have reached is based on all analyses and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Media General or Meredith (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Meredith that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data relating to Media General and Meredith (as adjusted, in the case of Meredith, by the management of Media General), including as to potential Tax Attributes and Synergies, provided to us by Media General and Meredith were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Meredith and the other matters covered thereby and that the financial results reflected therein will be realized in the amounts and at the times projected. We express no opinion as to such financial projections and other estimates and data (or adjustments thereto), including as to potential Tax Attributes and Synergies, or the assumptions upon which they were based. We have relied upon the assessments of the managements of Media General and Meredith as to (i) the potential impact on Media General and Meredith of market trends and prospects, including regulatory matters, relating to the telecommunications and broadcasting industry, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers, employees and network affiliates of Media General and Meredith, and (iii) the ability to integrate the businesses of Media General and Meredith. We have assumed, with the consent of Media General, that there will be no developments with respect to any of the foregoing that would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Media General, Meredith or any other entity (including New Holdco), and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Media General, Meredith or any other entity. We have assumed that the Transaction and related transactions will be consummated in accordance with the terms of the Agreement and all applicable laws and other relevant documents or requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction and related transactions, no delay, limitation, restriction or condition will be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Meredith, New Holdco, the Transaction or related transactions (including the contemplated benefits thereof). We further have assumed that the Transaction and certain related transactions (including a contemplated post-closing contribution and transfer of the capital stock of Meredith as the surviving corporation of the Second Merger) will qualify for U.S. federal income tax purposes as reorganizations or transfers, as the case may be, under applicable provisions of the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the final executed Agreement will not differ, in any respect meaningful to our analyses or opinion, from the draft of the Agreement we reviewed.

The Board of Directors

Media General, Inc.

September 4, 2015

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We do not express any opinion as to what the value of New Holdco Common Stock actually will be when issued in connection with the Transaction or the prices or range of prices at which New Holdco Common Stock, Media General Common Stock or Meredith Common Shares may trade or otherwise be transferable at any time, whether prior to or following consummation of the Transaction and related transactions.

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of Media General (in its capacity as such) in connection with its evaluation of the Transaction. We express no opinion and make no recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Transaction or any related transactions.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to Media General of the Meredith Merger Consideration (to the extent expressly specified herein). Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Transaction or any related transactions (including any post-closing contribution or transfer) or the Agreement or any related documents or the financial or other terms of any voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction, any related transactions or otherwise. Our opinion also does not address the underlying business decision of Media General to engage in the Transaction or related transactions or the relative merits of the Transaction or related transactions compared to any alternative business strategy or transaction that may be available to Media General or in which Media General might engage. We have not evaluated the solvency or fair value of Media General, Meredith or any other entity (including New Holdco) under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We do not express any opinion as to any legal, regulatory, tax or accounting matters, as to which we understand that Media General has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the Meredith Merger Consideration or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

The Board of Directors

Media General, Inc.

September 4, 2015

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Meredith Merger Consideration provided for in the Second Merger is fair, from a financial point of view, to Media General.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

 ANNEX D

1999 Avenue of the Stars 19th FLOOR LOS ANGELES, CALIFORNIA 90067
T 310.443.2300 F 310.443.8700

 September 7, 2015

Board of Directors

Meredith Corporation

1716 Locust Street

Des Moines, Iowa 50309

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share, and Class B common stock, par value $1.00 per share (collectively, “Company Common Stock”), of Meredith Corporation (the “Company”) (other than the holders of Marigold Cancelled Shares, the Marigold Dissenting Shares and the Marigold Major Shareholders (each as defined in the Agreement), collectively, the “Excluded Holders”) of the Consideration (as defined below) to be received by such holders (other than the Excluded Holders) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Media General, Inc. (the “Acquiror”), Montage New Holdco, Inc., a wholly owned subsidiary of the Acquiror (“New Holdco”), Montage Merger Sub 1, Inc., a wholly owned subsidiary of New Holdco, and Montage Merger Sub 2, Inc., a wholly owned subsidiary of New Holdco (the “Acquisition Sub”). As more fully described in the Agreement, Acquisition Sub will be merged with and into the Company (the “Transaction”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive $34.57 in cash and 1.5214 shares of the voting common stock, no par value per share (“New Holdco Common Stock”), of New Holdco (such cash and shares of New Holdco Common Stock, the “Consideration”), subject to adjustments as specified in the Agreement (as to which we express no opinion).

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. We will also receive fees upon the consummation of the Regulatory Divestitures (as defined in the Agreement). Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. We have provided investment banking and other services to the Company and the Acquiror unrelated to the Transaction and have received compensation for such services and in the future may provide such services to New Holdco and may receive compensation for such services. In the past two years prior to the date hereof, we acted as advisor to the Company in connection with the sale of a television station in 2014 and advisor to the Acquiror in connection with the swap and sale of television stations to third parties, including the Company, in 2014. We are currently engaged as the financial advisor to the Company in connection with the Regulatory Divestitures.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the Consideration to the extent expressly specified herein. With your consent, we express no opinion as to what the value of New Holdco Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock, voting common stock of the Acquiror, or New Holdco Common Stock may trade at any time. We are not tax, legal, regulatory or accounting experts and have assumed and relied upon, without independent verification, the assessments of the Company and its other advisors with respect to tax, legal, regulatory and accounting matters. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms and that the parties to the Agreement will comply with all the material terms of the Agreement. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture, other than the Regulatory Divestitures, or condition that would have an adverse effect on the Company, the Acquiror, New Holdco or the Transaction. In addition, representatives of the Company have advised us, and we have assumed, with your consent, that the Transaction will qualify as a transaction described in Section 351 of the Code (as defined in the Agreement) for federal income tax purposes.

NEW YORK	BEIJING	BOSTON	CHICAGO	DUBAI	FRANKFURT	HONG KONG	HOUSTON	LONDON

LOS ANGELES	MELBOURNE	MUMBAI	PALO ALTO	PARIS	SÃO PAULO	SYDNEY	WASHINGTON DC

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and the Acquiror; (ii) reviewed certain internal information relating to the business, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Acquiror, including financial forecasts provided to or discussed with us by the management of the Acquiror; (iv) reviewed certain internal information relating to cost savings, synergies and related expenses expected to result from the Transaction (the “Expected Synergies”) and certain other pro forma financial effects of the Transaction furnished to us by the Company and the Acquiror; (v) conducted discussions with members of the senior managements and representatives of the Company and the Acquiror concerning the information described in clauses (i) - (iv) of this paragraph, as well as the businesses and prospects of the Company and the Acquiror generally; (vi) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vii) reviewed the financial terms of certain other transactions that we deemed relevant; (viii) considered contacts made by or on behalf of the Company, including by us at the Company’s direction, to third parties with respect to a possible acquisition of the Company; (ix) reviewed a draft, dated September 6, 2015, of the Agreement; (x) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and other information relating to the Company, the Acquiror, Expected Synergies and other pro forma financial effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or the Acquiror, as the case may be, as to the future performance of the Company and the Acquiror, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. We also have assumed, at your direction, that the future financial results of the Acquiror and Expected Synergies will be achieved at the times and in the amounts projected. In addition, at your direction, we have relied on the assessments of the managements of the Company and the Acquiror as to New Holdco’s ability to retain key employees of the Company and the Acquiror and to integrate the businesses of the Company and the Acquiror. We have also assumed, at your direction, that the Regulatory Divestitures will not have an impact on the financial forecasts in any way material to our analysis.

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Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror, New Holdco or the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and may not be disclosed without our prior written consent. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Consideration from a financial point of view to the holders of Company Common Stock (other than Excluded Holders) to the extent expressly specified herein. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be received by holders of Company Common Stock in the Transaction is fair from a financial point of view to such holders, other than Excluded Holders.

Very truly yours,

MOELIS & COMPANY LLC

3

ANNEX E

PLAN OF MERGER

merging

MONTAGE MERGER SUB 1, INC.,

a Virginia corporation

with and into

Media general, inc.,

a Virginia corporation

1.     Merger. In accordance with the Virginia Stock Corporation Act (the “VSCA”), upon the effective time and date set forth in the Articles of Merger (the “Articles of Merger”) to be filed with the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (such time being referred to herein as the “Merger Effective Time”), Montage Merger Sub 1, Inc., a Virginia corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Montage New Holdco, Inc., a Virginia corporation (“New Holdco”) and a direct, wholly owned subsidiary of Media General, Inc., a Virginia corporation (“Montage”), shall be merged (the “Merger”) with and into Montage. Montage shall be the surviving corporation (the “Montage Surviving Corporation”) in the Merger, and shall continue its existence as a corporation under the Laws of the Commonwealth of Virginia. As of the Merger Effective Time, the separate legal existence of Merger Sub shall cease.

2.     Effects of the Merger. The Merger shall have the effects set forth in Sections 13.1-719.1 and 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Merger Effective Time, the Montage Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Montage and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Montage and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Montage Surviving Corporation.

3.     Articles of Incorporation and Bylaws of the Montage Surviving Corporation. At the Merger Effective Time, by virtue of the Merger, the articles of incorporation and bylaws of Montage as are in effect immediately prior to the Merger Effective Time shall be (with such amendments as may be permitted by Section 13.1-719.1 of the VSCA) the articles of incorporation and bylaws of the Montage Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Montage Surviving Corporation shall be “[●]”.

4.     Directors and Officers of the Montage Surviving Corporation. Immediately following the Merger Effective Time, (i) the director of Merger Sub serving immediately prior to the Merger Effective Time shall be the director of the Montage Surviving Corporation until the earlier of his death, resignation or removal or the time at which his successor is duly elected or appointed and qualified, and (ii) the officers of Montage serving immediately prior to the Merger Effective Time shall be the officers of the Montage Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

5.     Manner and Basis of Converting Shares of Capital Stock.

(a)     At the Merger Effective Time, by virtue of the Merger and without any action on the part of Montage, New Holdco, Merger Sub or any Montage Shareholder,

(i)     each share of Montage Voting Common Stock, or fraction thereof, issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and retired and shall cease to exist, and be converted into the right to receive one (1) fully paid, validly issued and nonassessable share of New Holdco Voting Common Stock, or equal fraction thereof;

(ii)     each share of Montage Non-Voting Common Stock, or fraction thereof, issued and outstanding immediately prior to the Merger Effective Time shall be cancelled and retired and shall cease to exist, and be converted into the right to receive one (1) fully paid, validly issued and nonassessable share of New Holdco Non-Voting Common Stock, or equal fraction thereof; and

(iii)     each share of Common Stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one (1) fully paid, validly issued and nonassessable share of Voting Common Stock, no par value per share, of the Montage Surviving Corporation.

(b)     At the Merger Effective Time, each share of capital stock of New Holdco issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding. Immediately following the Merger Effective Time, each share of capital stock of New Holdco owned by the Montage Surviving Corporation shall be surrendered to New Holdco without payment therefor and cancelled by New Holdco.

6.     Stock Options and Other Stock-Based Awards. As of the Merger Effective Time:

(a)     each Montage Stock Option that is outstanding immediately prior to the Merger Effective Time shall be assumed by New Holdco and become an option to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such Montage Stock Option immediately prior to the Merger Effective Time, the number of shares of New Holdco Voting Common Stock that is equal to the number of shares of Montage Voting Common Stock subject to such Montage Stock Option immediately prior to the Merger Effective Time, at an exercise price per share of New Holdco Voting Common Stock equal to the exercise price for each such share of Montage Voting Common Stock subject to such Montage Stock Option immediately prior to the Merger Effective Time (including applicable vesting, exercise and expiration provisions); and

(b)     each share of Montage Restricted Stock and each right of any kind, contingent or accrued, to receive shares of Montage Voting Common Stock or benefits measured in whole or in part by the value of a number of shares of Montage Voting Common Stock granted by Montage outstanding immediately prior to the Merger Effective Time (including Montage DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Montage Stock Options (each, other than Montage Stock Options, a “Montage Stock-Based Award”), shall be assumed by New Holdco and become an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such Montage Stock-Based Award immediately prior to the Merger Effective Time, with respect to the number of shares of New Holdco Voting Common Stock that is equal to the number of shares of Montage Voting Common Stock subject to the Montage Stock-Based Award immediately prior to the Merger Effective Time. For the avoidance of doubt, shares of Montage Voting Common Stock issued in connection with the settlement of Montage Stock-Based Awards which vest on or prior to the Merger Effective Time (including vested Montage Restricted Stock) shall be treated in the manner set forth in Section 5(a).

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7.     Exchange of Montage Shares. Pursuant to Section 13.1-719.1 of the VSCA, each certificate that, immediately prior to the Merger Effective Time, represented shares of Montage Voting Common Stock or shares of Montage Non-Voting Common Stock, and all shares of Montage Voting Common Stock and Montage Non-Voting Common Stock held in book-entry form immediately prior to the Merger Effective Time, shall, from and after the Merger Effective Time, represent an equal number of shares of New Holdco Voting Common Stock and New Holdco Non-Voting Common Stock, respectively.

8.     Amendment and Termination. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by Montage, provided that, in accordance with Section 13.1-716E of the VSCA, this Plan of Merger may not be amended to change (1) the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property to be received under this Plan of Merger by the shareholders of or owners of eligible interests in any party to the Merger; (2) the articles of incorporation of any domestic or foreign corporation or nonstock corporation, or the organic document of any unincorporated entity, that will survive or be created as a result of the Merger, except for changes permitted by Section 13.1-706 of the VSCA; or (3) any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders in any material respect.

9.     Defined Terms. As used in this Plan of Merger, the following terms shall have the meanings set forth below:

(a)     “Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization.

(b)     “Law” shall mean any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity.

(c)     “Montage Deferred Compensation Plans” shall mean the Deferred Income Plan for Selected Key Executives of Montage, amended and restated as of December 1, 1984, the Montage Directors’ Deferred Compensation Plan, amended and restated as of April 30, 2014 and the Montage Deferred Compensation Plan, amended and restated as of January 1, 2012.

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(d)     “Montage DSUs” shall mean the number of deferred stock units outstanding under the Montage Deferred Compensation Plans.

(e)     “Montage Incentive Plans” shall mean the Media General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007, the Media General, Inc. 1996 Employee Non-Qualified Stock Option Plan, amended as of December 31, 2001, the Media General, Inc. 1997 Employee Restricted Stock Plan, amended as of December 31, 2007, the LIN Media LLC 2002 Stock Plan, as amended and restated as of July 30, 2013, and the LIN Media LLC amended and restated 2002 Non-Employee Director Stock Plan, as amended and restated as of July 30, 2013.

(f)     “Montage Non-Voting Common Stock” shall mean the Non-Voting Common Stock, no par value per share, of Montage.

(g)     “Montage Restricted Stock” shall mean the shares of restricted Montage Voting Common Stock outstanding under the Montage Incentive Plans.

(h)     “Montage Shareholder” shall mean a holder of shares of Montage Voting Common Stock or shares of Montage Non-Voting Common Stock.

(i)     “Montage Stock Options” shall mean the number of outstanding options to purchase shares of Montage Voting Common Stock issued under the Montage Incentive Plans.

(j)     “Montage Voting Common Stock” shall mean the Voting Common Stock, no par value per share, of Montage.

(k)     “New Holdco Non-Voting Common Stock” shall mean the Non-Voting Common Stock, no par value, of New Holdco.

(l)     “New Holdco Voting Common Stock” shall mean the Voting Common Stock, no par value, of New Holdco.

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 ANNEX f

PLAN OF MERGER

merging

MONTAGE MERGER SUB 2, INC.,

an Iowa corporation

with and into

meredith corporation,

an Iowa corporation

1.     Merger. In accordance with the Iowa Business Corporation Act (the “IBCA”), upon the effective time and date set forth in the Articles of Merger to be filed with the Iowa Secretary of State (such time being referred to herein as the “Merger Effective Time”), Montage Merger Sub 2, Inc., an Iowa corporation (“Merger Sub”) and a direct, wholly owned subsidiary of Montage New Holdco, Inc., a Virginia corporation (“New Holdco”), shall be merged (the “Merger”) with and into Marigold, an Iowa corporation (“Marigold”). Marigold shall be the surviving corporation in the Merger (“Marigold Surviving Corporation”), and shall continue its existence as a corporation under the Laws of the State of Iowa. As of the Merger Effective Time, the separate legal existence of Merger Sub shall cease.

2.     Effects of the Merger. The Merger shall have the effects set forth in Section 490.1107 of the IBCA. Without limiting the foregoing, from and after the Merger Effective Time, Marigold Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of Marigold and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Marigold and Merger Sub shall become the claims, obligations, liabilities, debts and duties of Marigold Surviving Corporation.

3.     Articles of Incorporation and Bylaws of Marigold Surviving Corporation. At the Merger Effective Time, the articles of incorporation of Merger Sub as are in effect immediately prior to the Merger Effective Time shall be amended to read in their entirety as set forth in Exhibit A attached hereto and the bylaws of Merger Sub as are in effect immediately prior to the Merger Effective Time shall be amended to read in their entirety as set forth in Exhibit B attached hereto, and such articles of incorporation and bylaws, as so amended, shall be from and after the Merger Effective Time the articles of incorporation and bylaws of the Marigold Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

4.     Directors and Officers of the Marigold Surviving Corporation. Prior to the closing of the Merger, (i) the directors mutually agreed to by Montage and Marigold shall be the directors of the Marigold Surviving Corporation until the earlier of their death, resignation, removal, expiration of their term or the time at which their respective successors are duly elected or appointed and qualified, and (ii) the officers mutually agreed to by Montage and Marigold shall be the officers of the Marigold Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

5.     Manner and Basis of Converting Shares of Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Montage, New Holdco, Merger Sub, Marigold or any shareholder thereof:

(a)     Subject to Section 7, each Marigold Common Share issued and outstanding immediately prior to the Merger Effective Time, other than any Marigold Cancelled Shares and any shares of Marigold Class B Common Stock that constitute Marigold Dissenting Shares, shall automatically be converted, subject to the terms, conditions and procedures set forth in Section 5, Section 6 and Section 7, into the right to receive the following: (A) $34.57 in cash, without interest (the “Cash Consideration”); and (B) 1.5214 (the “Marigold Exchange Ratio”) validly issued, fully paid and non-assessable shares of New Holdco Voting Common Stock (the “Stock Consideration” and collectively with the Cash Consideration, the “Marigold Merger Consideration”);

(b)     Each Marigold Cancelled Share shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c)     Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one (1) fully paid, validly issued and non-assessable share of Marigold Surviving Corporation Voting Common Stock.

6.     Share Options and Other Share-Based Awards.

(a)     Each Marigold Share Option that is outstanding and unexercised immediately prior to the Merger Effective Time shall, as of the Merger Effective Time, be assumed by New Holdco and become, as of the Merger Effective Time, an option (a “Marigold Exchange Option”) to purchase, on the same terms and conditions (including applicable exercise and expiration provisions but taking into account any acceleration of vesting as of the Merger Effective Time provided for under the terms of the Marigold Incentive Plans and award agreements thereunder applicable to such Marigold Share Option) as applied to each such Marigold Share Option immediately prior to the Merger Effective Time, shares of New Holdco Voting Common Stock, except that (i) the number of shares of New Holdco Voting Common Stock subject to the Marigold Exchange Option shall equal the product of the number of shares of Marigold Common Stock that were subject to such Marigold Share Option immediately prior to the Merger Effective Time multiplied by the Marigold Equity Award Exchange Ratio, with the result rounded down to the nearest whole number and (ii) the per share exercise price of each such Marigold Exchange Option will be equal to the quotient determined by dividing the exercise price per share at which such Marigold Share Option was exercisable immediately prior to the Merger Effective Time by the Marigold Equity Award Exchange Ratio, with the result rounded up to the nearest whole cent.

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(b)     Each share of Marigold Restricted Shares and each right of any kind, contingent or accrued, to receive shares of Marigold Common Stock or benefits measured in whole or in part by the value of a number of shares of Marigold Common Stock granted by Marigold outstanding immediately prior to the Merger Effective Time (including restricted stock units, stock equivalent units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Marigold Share Options (each, other than Marigold Share Options, a “Marigold Share-Based Award”), shall, as of the Merger Effective Time, to the extent such Marigold Share-Based Award vests and its vesting restriction lapse as of the Merger Effective Time in accordance with its terms, vest and all time vesting restrictions shall lapse, and, in exchange for the cancellation of such Marigold Share-Based Award, entitle the holder to the Marigold Merger Consideration, plus any accrued, but unpaid dividends and dividend equivalents with respect to each share of Marigold Common Stock subject to the Marigold Share-Based Award (the “Marigold Share-Based Award Payment”). Any Marigold Share-Based Award that does not, by its terms, vest and have all time-vesting restrictions lapse as of the Merger Effective Time shall be referred to as the “Marigold Rollover Share-Based Awards”. The portion of any Marigold Share-Based Award Payment consisting of Cash Consideration and unpaid dividends and dividend equivalents shall be made by the Marigold Surviving Corporation, net of any applicable withholding Taxes with respect to the full amount of the Marigold Share-Based Award Payment (including both the amount of any Cash Consideration and the value of any Stock Consideration), through, to the extent applicable, the Marigold Surviving Corporation’s payroll on the next administratively practicable regular payroll date (and in any event within 20 Business Days) following the Merger Effective Time. Shares of New Holdco Voting Common Stock representing the portion of the Marigold Share-Based Award Payment consisting of Stock Consideration shall be issued and distributed by New Holdco to the former holders of Marigold Share-Based Awards promptly following the Merger Effective Time (and in any event within 20 Business Days). For the avoidance of doubt, shares of Marigold Common Stock issued in connection with the settlement of Marigold Share-Based Awards which vest on or prior to the Merger Effective Time (including vested Marigold Restricted Shares) shall be treated in the manner set forth in Section 5(a). Each Marigold Rollover Share-Based Award shall be assumed by New Holdco and shall be subject to the same terms and conditions, including applicable vesting conditions, as applied to each Marigold Rollover Share-Based Award immediately prior to the Merger Effective Time, except that the number of shares of New Holdco Voting Common Stock relating to each Marigold Rollover Share-Based Award shall be equal to the product of the number of shares of Marigold Common Stock that were subject to such Marigold Rollover Share-Based Award immediately prior to the Merger Effective Time multiplied by the Marigold Equity Award Exchange Ratio, with the result rounded down to the nearest whole number.

7.     Exchange of Marigold Shares. Pursuant to Section 490.1107(h) of the IBCA, from and after the Merger Effective Time, until surrendered as contemplated by this Section 7, each Marigold Certificate and/or Marigold Book-Entry Security, shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed letter of transmittal, cash and certificates or evidence of shares in book-entry form representing the Marigold Merger Consideration that the holder of such Marigold Certificate and/or Marigold Book-Entry Security is entitled to receive pursuant to this Plan of Merger, together with any additional cash payment that such holder is entitled to receive pursuant to Section 7(a) and Section 7(b). No interest will be paid or will accrue on any such consideration. The issuance or payment of the Marigold Merger Consideration and the payment of any cash payment required to be made pursuant to Section 7(a) in respect of Marigold Common Shares in accordance with the terms of this Agreement shall be deemed issued and paid in full satisfaction of all rights pertaining to such Marigold Common Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 7(b)).

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(a)     No certificates or book-entry securities representing less than one share of New Holdco Voting Common Stock shall be issued in the Merger as a result of the conversion provided for in this Plan of Merger, but in lieu thereof each Marigold Shareholder otherwise entitled to a fractional share of New Holdco Voting Common Stock (after aggregating the total number of shares of New Holdco Voting Common Stock that such Marigold Shareholder has the right to receive) shall be entitled to receive from New Holdco a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of New Holdco Voting Common Stock, as applicable, to which such Marigold Shareholder would otherwise be entitled, multiplied by (ii) the average daily volume weighted average price of a share of Montage Voting Common Stock on the NYSE over the five consecutive trading days immediately prior to the Closing Date.

(b)     No dividends or other distributions with respect to the shares of New Holdco Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Marigold Common Shares with respect to the shares of New Holdco Voting Common Stock issuable hereunder. Subject to applicable Laws, following surrender of any such Marigold Certificate or Marigold Book-Entry Security there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such shares of New Holdco Voting Common Stock to which such holder is entitled and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of New Holdco Voting Common Stock.

8.     Amendment. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by Montage and Marigold, provided that, in accordance with Section 490.1102(5) of the IBCA, this Plan of Merger may not be amended subsequent to the approval hereof by the Marigold Shareholders and the Merger Sub Shareholder to change (1) the amount or kind of shares or other securities, interests, obligations, rights to acquire shares or other securities, cash or other property to be received under this Plan of Merger by the Marigold Shareholders or the Merger Sub Shareholder upon conversion of the Marigold Common Shares and the Merger Sub Common Stock, respectively, under this Plan of Merger; (2) the articles of incorporation of Marigold Surviving Corporation, except for changes permitted by Section 490.1005 of the IBCA; or (3) any of the other terms or conditions of this Plan of Merger if the change would adversely affect the Marigold Shareholders or the Merger Sub Shareholder in any material respect.

9.     Defined Terms. As used in this Plan of Merger, the following terms shall have the meanings set forth below:

(a)     “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close and shall consist of the time period from 12:01 a.m. through midnight at such location.

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(b)     “Closing Date” shall mean the date on which the closing of the Merger shall occur.

(c)     “Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization.

(d)     “Law” shall mean any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity.

(e)     “Marigold Book-Entry Securities” shall mean Marigold Common Shares held in book-entry form.

(f)     “Marigold Cancelled Shares” shall mean each share or other security representing capital stock in Marigold held in the treasury of Marigold or owned, directly or indirectly, by Marigold or any of the Marigold Subsidiaries or Montage or any of the Montage Subsidiaries immediately prior to the Merger Effective Time.

(g)     “Marigold Certificate” shall mean a certificate representing Marigold Common Shares.

(h)     “Marigold Class B Common Stock” shall mean the Class B Common Stock, $1.00 par value per share, of Marigold.

(i)     “Marigold Common Shares” shall mean shares of Marigold Common Stock and Marigold Class B Common Stock.

(j)     “Marigold Common Stock” shall mean the Common Stock, $1.00 par value per share, of Marigold.

(k)     “Marigold Dissenting Shares” shall mean each share of Marigold Class B Common Stock to which the holder thereof shall have properly demanded appraisal in compliance with the provisions of Section 490.1321 of the IBCA.

(l)     “Marigold Equity Award Exchange Ratio” shall mean (i) the Marigold Exchange Ratio plus (ii) the Cash Consideration divided by the average of the daily volume weighted average price of a share of Montage Voting Common Stock on the NYSE over the twenty (20) consecutive trading days immediately prior to the date that is three (3) Business Days prior to the Closing Date.

(m)     “Marigold Incentive Plans” shall mean the Amended and Restated Meredith Corporation 2014 Stock Incentive Plan, the Meredith Corporation 2004 Stock Incentive Plan and the Meredith Corporation Plan for Non-Employee Directors.

(n)     “Marigold Restricted Shares” shall mean the restricted stock awards of shares of Marigold Common Stock outstanding under the Marigold Incentive Plans.

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(o)     “Marigold Shareholder” shall mean a holder Marigold Common Shares.

(p)     “Marigold Share Option” shall mean the number of outstanding options to purchase shares of Marigold Common Stock issued under the Marigold Incentive Plans.

(q)     “Marigold Subsidiary” and “Montage Subsidiary” shall mean any direct or indirect Subsidiary of Marigold or Montage, respectively, and “Subsidiary”, when used with respect to any person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (i) that is consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles, or (ii) of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such person or another Subsidiary of such person.

(r)     “Marigold Surviving Corporation Voting Common Stock” shall mean the voting common stock, no par value per share, of Marigold Surviving Corporation.

(s)     “Merger Sub Common Stock” shall mean the common stock, no par value per share, of Merger Sub.

(t)     “Merger Sub Shareholder” shall mean the holder of the Merger Sub Common Stock.

(u)     “Montage” shall mean Media General, Inc., a Virginia corporation.

(v)     “Montage Voting Common Stock” shall mean the Voting Common Stock, no par value per share, of Montage.

(w)     “New Holdco Voting Common Stock” shall mean the Voting Common Stock, no par value per share, of New Holdco.

(x)     “NYSE” shall mean the New York Stock Exchange.

(y)     “Taxes” shall mean (i) any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing and (ii) any liability in respect of any items described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any similar provision of Law) or otherwise.

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 ANNEX G

IOWA CODE - 2015

Title XII - BUSINESS ENTITIES

Chapter 490 - BUSINESS CORPORATIONS

Division XIII – APPRAISAL RIGHTS

PART A

  490.1301  Definitions.

  In this division, unless the context otherwise requires:

  1.  “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of section 490.1302, subsection 2, paragraph “d”, a person is deemed to be an affiliate of its senior executives.

  2.  “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

  3.  “Corporation” means the issuer of the shares held by a shareholder demanding appraisal. In addition, for matters covered in sections 490.1322 through 490.1331, “corporation” includes the surviving entity in a merger.

  4.  “Fair value” means the value of the corporation’s shares determined according to the following:

  a.  Immediately before the effectuation of the corporate action to which the shareholder objects.

  b.  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal.

  c.  Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 490.1302, subsection 1, paragraph “e”.

  5.  “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

  6.  “Interested transaction” means a corporate action described in section 490.1302, subsection 1, other than a merger pursuant to section 490.1105, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, all of the following apply:

  a.  “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

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  b.  “Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

  c.  “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action was or had any of the following:

  (1)  Was the beneficial owner of twenty percent or more of the voting power of the corporation, other than as owner of excluded shares.

  (2)  Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent or more of the directors to the board of directors of the corporation.

  (3)  Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

  (a)  Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

  (b)  Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 490.862.

  (c)  In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

  7.  “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

  8.  “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

  9.  “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

  10.  “Shareholder” means both a record shareholder and a beneficial shareholder.

89 Acts, ch 288, §131; 2000 Acts, ch 1211, §2; 2002 Acts, ch 1154, §78, 125; 2012 Acts, ch 1023, §157; 2013 Acts, ch 31, §50, 82; 2014 Acts, ch 1001, §1

  490.1302  Shareholders’ right to appraisal.

  1.  A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares, in the event of any of the following corporate actions:

  a.  Consummation of a merger to which the corporation is a party if either of the following apply:

  (1)  Shareholder approval is required for the merger by section 490.1104 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger.

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  (2)  The corporation is a subsidiary and the merger is governed by section 490.1105.

  b.  Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

  c.  Consummation of a disposition of assets pursuant to section 490.1202 if the shareholder is entitled to vote on the disposition.

  d.  An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created.

  e.  Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

  f.  Consummation of a conversion of the corporation to an other entity pursuant to sections 490.1111 through 490.1114.

  2.  Notwithstanding subsection 1, the availability of the appraisal rights under subsection 1, paragraphs “a” through “d”, shall be limited in accordance with the following provisions:

  a.  Appraisal rights shall not be available for the holders of shares of any class or series of shares which is any of the following:

  (1)  A covered security under section 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended.

  (2)  Traded in an organized market and has at least two thousand shareholders and a market value of at least twenty million dollars, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent of such shares.

  (3)  Issued by an open-end management investment company registered with the United States securities and exchange commission under the federal Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq., and may be redeemed at the option of the holder at net asset value.

  b.  The applicability of paragraph “a” shall be determined according to the following:

  (1)  The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights.

  (2)  The day before the effective date of such corporate action if there is no meeting of shareholders.

  c.  Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph “a”, at the time the corporate action becomes effective.

  d.  Paragraph “a” shall not be applicable and appraisal rights shall be available pursuant to subsection 1 for the holders of any class or series of shares where the corporate action is an interested transaction.

  3.  Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment, shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

89 Acts, ch 288, §132; 2002 Acts, ch 1154, §79, 125; 2008 Acts, ch 1162, §122, 155; 2013 Acts, ch 31, §51 – 55, 82; 2013 Acts, ch 140, §72; 2015 Acts, ch 30, § 158

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  490.1303  Assertion of rights by nominees and beneficial owners.

  1.  A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

  2.  A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

  a.  Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 490.1322, subsection 2, paragraph “b”, subparagraph (2).

  b.  Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

89 Acts, ch 288, §133; 2002 Acts, ch 1154, §80, 125; 2002 Acts, ch 1175, §91

PART B

  490.1320  Notice of appraisal rights.

  1.   Where any proposed corporate action specified in section 490.1302, subsection 1, is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert appraisal rights under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

  2.  In a merger pursuant to section 490.1105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten days after the corporate action became effective and include the materials described in section 490.1322.

  3.  Where any corporate action specified in section 490.1302, subsection 1, is to be approved by written consent of the shareholders pursuant to section 490.704, all of the following apply:

  a.  Written notice that appraisal rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this chapter.

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  b.  Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by section 490.704, subsections 5 and 6, may include the materials described in section 490.1322 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this chapter.

  4.  Where corporate action described in section 490.1302, subsection 1, is proposed, or a merger pursuant to section 490.1105 is effected, the notice referred to in subsection 1 or 3, if the corporation concludes that appraisal rights are or may be available, and in subsection 2 shall be accompanied by all of the following:

  a.  The annual financial statements specified in section 490.1620, subsection 1, of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than sixteen months before the date of the notice and shall comply with section 490.1620, subsection 2; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

  b.  The latest available quarterly financial statements of such corporation, if any.

  5.  The right to receive the information described in subsection 4 may be waived in writing by a shareholder before or after the corporate action.

89 Acts, ch 288, §134; 2002 Acts, ch 1154, §81, 125; 2013 Acts, ch 31, §56, 82

  490.1321  Notice of intent to demand payment.

  1.  If a corporate action specified in section 490.1302, subsection 1, is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do all of the following:

  a.  Deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

  b.  Not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

  2.  If a corporate action specified in section 490.1302, subsection 1, is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must not sign a consent in favor of the proposed action with respect to that class or series of shares.

  3.  A shareholder who fails to satisfy the requirements of subsection 1 or 2, is not entitled to payment under this part.

89 Acts, ch 288, §135; 2002 Acts, ch 1154, §82, 125; 2013 Acts, ch 31, §57, 82

  490.1322  Appraisal notice and form.

  1.  If proposed corporate action requiring appraisal rights under section 490.1302, subsection 1, becomes effective, the corporation must send a written appraisal notice and the form required by subsection 2, paragraph “a”, to all shareholders who satisfied the requirements of section 490.1321, subsection 1, or section 490.1321, subsection 2. In the case of a merger under section 490.1105, the parent must deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

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  2.  The appraisal notice must be delivered no earlier than the date the corporate action specified in section 490.1302, subsection 1, became effective and no later than ten days after such date and must do all of the following:

  a.   Supply a form that does all of the following:

  (1)  Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, if any.

  (2)  If such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date.

  (3)  Requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction.

  b.  State all of the following:

  (1)  Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date shall not be earlier than the date for receiving the required form under subparagraph (2).

  (2)  A date by which the corporation must receive the form, which date shall not be fewer than forty nor more than sixty days after the date the appraisal notice is sent under subsection 1, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

  (3)  The corporation’s estimate of the fair value of the shares.

  (4)  That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten days after the date specified in subparagraph (2) the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

  (5)  The date by which the notice to withdraw under section 490.1323 must be received, which date must be within twenty days after the date specified in subparagraph (2).

  c.  Be accompanied by a copy of this division.

89 Acts, ch 288, §136; 91 Acts, ch 211, §8; 2002 Acts, ch 1154, §83, 125; 2013 Acts, ch 31, §58 – 61, 82

  490.1323  Perfection of rights — right to withdraw.

  1.  A shareholder who receives notice pursuant to section 490.1322 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 490.1322, subsection 2, paragraph “a”. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 490.1325. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in a case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (2). Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection 2.

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  2.  A shareholder who has complied with subsection 1 may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (5). A shareholder who fails to so withdraw from the appraisal process shall not thereafter withdraw without the corporation’s written consent.

  3.  A shareholder who does not sign and return the form and, in the case of certificated shares, deposit the shareholder’s share certificates where required, each by the date set forth in the notice described in section 490.1322, subsection 2, shall not be entitled to payment under this division.

89 Acts, ch 288, §137; 2002 Acts, ch 1154, §84, 125; 2003 Acts, ch 44, §86; 2013 Acts, ch 31, §62, 82

  490.1324  Payment.

  1.  Except as provided in section 490.1325, within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, the corporation shall pay in cash to those shareholders who complied with section 490.1323, subsection 1, the amount the corporation estimates to be the fair value of their shares, plus interest.

  2.  The payment to each shareholder pursuant to subsection 1 must be accompanied by all of the following:

  a.  (1)  The annual financial statements specified in section 490.1620, subsection 1, of the corporation that issued the shares to be appraised, which shall be of a date ending not more than sixteen months before the date of payment and shall comply with section 490.1620, subsection 2; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information.

  (2)  The latest available quarterly financial statements of such corporation, if any.

  b.  A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 490.1322, subsection 2, paragraph “b”, subparagraph (3).

  c.  A statement that shareholders described in subsection 1 have the right to demand further payment under section 490.1326 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment to the shareholder pursuant to subsection 1 in full satisfaction of the corporation’s obligations under this chapter.

89 Acts, ch 288, §138; 2002 Acts, ch 1154, §85, 125; 2003 Acts, ch 44, §87; 2013 Acts, ch 31, §63, 82

  490.1325  After-acquired shares.

  1.  A corporation may elect to withhold payment required by section 490.1324 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 490.1322, subsection 2, paragraph “a”.

  2.  If the corporation elects to withhold payment under subsection 1, it must within thirty days after the form required by section 490.1322, subsection 2, paragraph “b”, subparagraph (2), is due, notify all shareholders who are described in subsection 1 regarding all of the following:

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  a.  Of the information required by section 490.1324, subsection 2, paragraph “a”.

  b.  Of the corporation’s estimate of fair value pursuant to section 490.1324, subsection 2, paragraph “b”.

  c.  That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 490.1326.

  d.  That those shareholders who wish to accept such offer must notify the corporation of their acceptance of the corporation’s offer within thirty days after receiving the offer.

  e.  That those shareholders who do not satisfy the requirements for demanding appraisal under section 490.1326 shall be deemed to have accepted the corporation’s offer.

  3.  Within ten days after receiving the shareholder’s acceptance pursuant to subsection 2, the corporation must pay in cash the amount it offered under subsection 2, paragraph “b”, to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

  4.  Within forty days after sending the notice described in subsection 2, the corporation must pay in cash the amount it offered to pay under subsection 2, paragraph “b”, to each shareholder described in subsection 2, paragraph “e”.

89 Acts, ch 288, §139; 91 Acts, ch 211, §9; 2002 Acts, ch 1154, §86, 125; 2013 Acts, ch 31, §64, 82

  490.1326  Procedure if shareholder dissatisfied with payment or offer.

  1.  A shareholder paid pursuant to section 490.1324 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 490.1324. A shareholder offered payment under section 490.1325 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

  2.  A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection 1 within thirty days after receiving the corporation’s payment or offer of payment under section 490.1324 or 490.1325, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

89 Acts, ch 288, §140; 91 Acts, ch 211, §10; 97 Acts, ch 171, §13; 2002 Acts, ch 1154, §87, 125

PART C

  490.1330  Court action.

  1.  If a shareholder makes a demand for payment under section 490.1326 that remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 490.1326 plus interest.

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  2.  The corporation shall commence the proceeding in the district court of the county where the corporation’s principal office or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

  3.  The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

  4.  The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

  5.  Each shareholder made a party to the proceeding is entitled to judgment for either of the following:

  a.  The amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares.

  b.  The fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 490.1325.

89 Acts, ch 288, §143; 2000 Acts, ch 1211, §1; 2002 Acts, ch 1154, §88, 125; 2014 Acts, ch 1001, §2

  490.1331  Court costs and expenses.

  1.  The court in an appraisal proceeding commenced under section 490.1330 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this division.

  2.  The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable, for any of the following:

  a.  Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 490.1320, 490.1322, 490.1324, or 490.1325.

  b.  Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

  3.  If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated, and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

  4.  To the extent the corporation fails to make a required payment pursuant to section 490.1324, 490.1325, or 490.1326, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation expenses of the suit.

89 Acts, ch 288, §144; 2002 Acts, ch 1154, §89, 125; 2013 Acts, ch 31, §65, 82

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  490.1340  Other remedies limited.

  1.  The legality of a proposed or completed corporate action described in section 490.1302, subsection 1, shall not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

  2.  Subsection 1 does not apply to a corporate action that meets any of the following conditions:

  a.  Was not authorized and approved in accordance with the applicable provisions of any of the following:

  (1)  Division X, XI, or XII of this chapter.

  (2)  The articles of incorporation or bylaws.

  (3)  The resolution of the board of directors authorizing the corporate action.

  b.  Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

  c.  Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in section 490.862 and has been approved by the shareholders in the same manner as is provided in section 490.863 as if the interested transaction were a director’s conflicting interest transaction.

  d.  Is approved by less than unanimous consent of the voting shareholders pursuant to section 490.704, if all of the following apply:

  (1)  The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten days before the corporate action was effected.

  (2)  The proceeding challenging the corporate action is commenced within ten days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

2013 Acts, ch 31, §66, 82

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors of Meredith Media General.

Section 13.1-692.1 of the VSCA permits a corporation to provide in its articles of incorporation that an officer or director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation, except if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security. Meredith Media General’s amended and restated articles of incorporation provide for such limitation of liability.

Sections 13.1-697 and 13.1-702 of the VSCA empower a corporation to indemnify any current or former director or officer made a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding; provided that such director or officer conducted himself or herself in good faith; believes, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the corporation’s best interest and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The VSCA also provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation) if authorized by its articles of incorporation or a shareholder-adopted bylaw, except an indemnity against willful misconduct or a knowing violation of the criminal law.

Meredith Media General’s amended and restated articles of incorporation will provide that in any proceeding brought by or in the right of the registrant, no director or officer of the registrant shall be liable to the registrant or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of criminal law or federal or state securities law. The amended and restated articles of incorporation also will provide that Meredith Media General shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the registrant or brought by or on behalf of shareholders of Meredith Media General, by reason of the fact that he or she is or was a director or officer of Meredith Media General or (b) any director or officer who is or was serving at the request of Meredith Media General as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she is engaged in willful misconduct or a knowing violation of criminal law. Meredith Media General is also expressly required to pay or reimburse the reasonable expenses, including attorneys fees, incurred by any applicant, director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of Meredith Media General are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

In addition, under the merger agreement, the surviving corporation will indemnify and hold harmless all past and present directors and officers of Meredith following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or Meredith, a government entity or any other person, for acts or omissions occurring at or prior to such closing, and advance such person his or her legal and other expenses, subject to an undertaking by such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Item 21. Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on November 25, 2015.

MONTAGE NEW HOLDCO, INC.

By:
/s/ Vincent L Sadusky
Name: Vincent L. Sadusky

Title: President

POWER OF ATTORNEY

The undersigned directors and officers do hereby constitute and appoint Andrew C. Carington, Vincent L. Sadusky and James F. Woodward, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, which we refer to as the “Act,” and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Vincent L. Sadusky Vincent L. Sadusky	President (principal executive officer)	November 25, 2015

/s/ James F. Woodward James F. Woodward	Vice President and Treasurer (principal financial officer and principal accounting officer)	November 25, 2015

/s/ Andrew C. Carington Andrew C. Carington	Director and Secretary	November 25, 2015

EXHIBIT INDEX

Exhibit	Description
2.1

Agreement and Plan of Merger, dated as of September 7, 2015, by and among Media General, Inc., Montage New Holdco, Inc., Montage Merger Sub 1, Inc., Montage Merger Sub 2, LLC and Meredith Corporation (included as Annex A to the joint proxy statement/prospectus included in this registration statement and incorporated by reference to Exhibit 2.1 to Media General, Inc.’s Current Report on Form 8-K filed September 11, 2015)

3.1	Articles of Incorporation of Montage New Holdco, Inc.

3.2	Bylaws of Montage New Holdco, Inc.

3.3	Form of Amended and Restated Articles of Incorporation of Montage New Holdco, Inc. to be in effect as of the completion of the business combination between Media General, Inc. and Meredith Corporation

3.4

Form of Amended and Restated Bylaws of Montage New Holdco, Inc. following the Meredith Merger to be in effect as of the completion of the business combination between Media General, Inc. and Meredith Corporation*

5.1	Opinion of Troutman Sanders LLP as to the validity of the securities being registered

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain federal income tax matters*

8.2	Opinion of McDermott Will & Emery LLP regarding certain federal income tax matters*

10.1

Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., Montage New Holdco, Inc., Dianna Mell Meredith Frazier and Edwin T. Meredith, IV. (incorporated by reference to Exhibit 10.2 to Media General, Inc.’s Current Report on Form 8-K filed September 11, 2015)

10.2

Voting and Support Agreement, dated as of September 7, 2015, by and among Meredith Corporation, Media General, Inc., Standard General Fund, L.P. and Standard General Communications, LLC (incorporated by reference to Exhibit 10.3 to Media General, Inc.’s Current Report on Form 8-K filed September 11, 2015)

21.1	Subsidiaries of Montage New Holdco, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Media General, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of LIN Media LLC

23.3	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of LIN Television Corporation

23.4	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Media General, Inc. (formerly known as New Young Broadcasting Holding Co. Inc.)

23.5	Consent of KPMG LLP, independent registered public accounting firm of Meredith Corporation

23.6	Consent of Troutman Sanders LLP (included in the opinion filed as Exhibit 5.1 to this registration statement)

23.7	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 8.1 to this registration statement)*

23.8	Consent of McDermott Will & Emery LLP (included in the opinion filed as Exhibit 8.2 to this registration statement)*

24.8	Power of Attorney**

99.1	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc.

99.2	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc. (Employees’ MG Advantage 401(k) Plan)

99.3	Form of Proxy Card to be used by holders of Voting Common Stock of Media General, Inc. (Media General, Inc. Supplemental 401(k) Plan)

99.4	Form of Proxy Card to be used by holders of shares of Common Stock and Class B Common Stock of Meredith Corporation

99.5	Form of Proxy Card to be used by holders of shares of Class B Common Stock of Meredith Corporation

99.6	Consent of RBC Capital Markets, LLC

99.7	Consent of Moelis & Company LLC

99.8	Consent of Stephen M. Lacy

99.9	Consent of J. Stewart Bryan III

*To be filed by amendment.

**Included in the signature page of this registration statement.